Form 20-F
period 2015-12-31
Nano Dimension Ltd.
filed 2016-03-08
CIK 1643303

As filed with the Securities and Exchange Commission on March 8, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission File No.:  001-37600

NANO DIMENSION LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	2 Ilan Ramon Ness Ziona 7403635 Israel
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Amit Dror

Chief Executive Officer

+972-073-7509142

amit@nano-di.com

2 Ilan Ramon

Ness Ziona

7403635 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class: American Depository Shares each representing 5 Ordinary Shares, par value NIS 0.1 per share(1) Ordinary Shares, par value NIS 0.1 per share(2)	Name of each exchange on which registered or to be registered: NASDAQ Capital Market

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 1, 2016: 38,132,083 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐                   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐                   No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☐                   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer ☐                       Accelerated filer ☐                     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17                 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐                   No ☒

INTRODUCTION

We are a development-stage company engaged in the development of a three-dimensional (3D) printer that prints electronic circuit boards, also known as printed circuit boards (PCBs), and ink materials and products based on nano-technology. Our Dragonfly 3D printer currently in development uses our proprietary ink and integrated software to quickly create fully functioning PCB prototypes. Our 3D printer builds PCBs by depositing multiple layers of “ink” material, one on top of another. We enhance the ability of electrical engineers, designers and manufacturers to conceptualize, test and develop PCBs in a shortened development cycle bypassing common prototyping bottlenecks.

We were incorporated under the laws of the State of Israel in December 1960. Our Ordinary Shares, or Ordinary Shares, are listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “NNDM.” On March 7, 2016, our American Depositary Shares, or ADSs, each representing five of our Ordinary Shares, commenced trading on the NASDAQ Capital Market under the symbol “NNDM”.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Nano Dimension” refer to Nano Dimension Ltd. and its subsidiary, Nano Dimension Technologies Ltd., an Israeli corporation.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.1 per share. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2015 are translated using the rate of NIS 3.902 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2015, and U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2014 are translated using the rate of NIS 3.889 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2014.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report on Form 20-F are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this annual report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated statement of profit or loss and other comprehensive income data for fiscal years 2015, 2014 and 2013, and the selected consolidated financial position data at December 31, 2015, 2014 and 2013, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this annual report on Form 20-F. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

(in thousands except per share data)

	Year Ended December 31,			Year Ended December 31,
	2013	2014	2015	2015
	NIS			USD- Convenience Translation
Consolidated Statements of Operations Data
Revenues	-	-	-	-
Research and development expenses, net	806	3,339	11,153	2,858
General and administrative expenses	134	1,426	11,229	2,878
Other income	40	62	6	1
Operating loss	900	4,703	22,376	5,735
Listing expenses	-	9,358	-	-
Finance expenses (income), net	34	117	(1,384)	(355)
Net Comprehensive loss	934	14,178	20,992	5,380

Net loss per Ordinary Share	0.25	1.11	0.78	0.2
Number of Ordinary Shares used in computing loss per Ordinary Share- thousands	3,684	12,754	26,819	26,819

(in thousands)

	As of December 31,			As of December 31,
	2013	2014	2015	2015
	NIS			USD - Convenience Translation
Balance Sheet Data:
Cash and cash equivalents	5	806	33,811	8,665
Total assets	51	2,420	51,538	13,208
Total non-current liabilities	-	370	993	254
Accumulated loss	964	15,142	36,134	9,260
Total shareholders’ equity (deficit)	(188)	663	47,004	12,047

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. dollars
Year Ended December 31,	High	Low	Average	Period End
2015	4.053	3.761	3.884	3.902
2014	3.994	3.402	3.577	3.889
2013	3.791	3.471	3.609	3.471

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. dollars
Month	High	Low	Average	Period End
February 2016	3.964	3.871	3.908	3.91
January 2016	3.983	3.913	3.951	3.951
December 2015	3.905	3.855	3.881	3.902
November 2015	3.921	3.868	3.889	3.877
October 2015	3.923	3.816	3.863	3.867
September 2015	3.949	3.863	3.913	3.923

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our ADSs could decline.

Risks Related to Our Financial Condition and Capital Requirements

We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of inception of Nano Dimension Technologies Ltd., and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

From March 7, 2014, until August 25, 2014, we were a “shell corporation” and did not have any business activity, excluding administrative management. On August 25, 2014, we entered into a merger transaction, or the Merger, with Nano Dimension Technologies Ltd., or the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. Since the date of the Merger, we have been operating as a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses, and anticipate that we will continue to incur significant losses for the foreseeable future.

Since the date of inception of the Subsidiary, and as of December 31, 2015, we have incurred net losses of approximately NIS 36 million (approximately $9.2 million).

Since the date of the Merger, we have devoted substantially all of our financial resources to develop our products. Since the Merger, we have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on completing the development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products. We anticipate that our expenses will increase substantially if and as we:

●	continue the development of our products;

●	establish a sales, marketing, and distribution infrastructure to commercialize our products;

●	seek to identify, assess, acquire, license, and/or develop other products and subsequent generations of our current products;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts.

We have not generated any revenue from the sale of our current products and may never be profitable.

We have not yet commercialized any of our products and have not generated any revenue since the date of the Merger. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	completing development of our products;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products to support market demand for our products;

●	launching and commercializing products, either directly or with a collaborator or distributor;

●	addressing any competing technological and market developments;

●	identifying, assessing, acquiring and/or developing new products;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

●	attracting, hiring and retaining qualified personnel.

We expect that we will need to raise substantial additional funding before we can expect to become profitable from sales of our products. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We expect that we will require substantial additional capital to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of product development, and other related activities;

●	the cost of manufacturing and establishing commercial supplies, of our products;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares or ADSs to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Raising additional capital would cause dilution to our existing shareholders, and may affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs.

Risks Related to Our Business and Industry

Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

We are highly dependent on Amit Dror, our Chief Executive Officer, Simon Anthony-Fried, our Chief Marketing Officer, Sharon Fima, our Chief Technology Officer and Dagi Shahar Ben-Noon, our Chief Operating Officer. The loss of their services without a proper replacement may adversely impact the achievement of our objectives. Messrs. Dror, Fried, Ben-Noon and Fima may leave our employment at any time subject to contractual notice periods, as applicable. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives.

We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

We have invested almost all of our efforts and financial resources in the research and development of our products in development. As a result, our business is entirely dependent on our ability to complete the development of, and to successfully commercialize, our Dragonfly 3D printer and ink products. The process to the development and commercialization is long, complex, costly and uncertain of outcome.

We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs.

The markets in which we operate are subject to rapid and substantial innovation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Even if we are able to complete the development of our Dragonfly 3D printer, our ability to compete in the 3D printing and PCB markets will depend, in large part, on our future success in enhancing our existing products and developing new 3D printing systems that will address the increasingly sophisticated and varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis or otherwise gain market acceptance.

Even if we successfully introduce our existing products in development, it is likely that new systems and technologies that we develop will eventually supplant our existing systems or that our competitors will create systems that will replace our systems. As a result, any of our products may be rendered obsolete or uneconomical by our or others’ technological advances.

We rely on highly-skilled technical personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, we may not be able to grow or our business may contract, which would have a material adverse effect on our results of operations and financial condition.

Our performance is largely dependent on the talents and efforts of highly-skilled individuals, particularly our printing-system engineers, nanotech chemists, electrical engineers, software engineers, mechanical engineers and computer professionals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly-skilled personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. There is no assurance that any equity or other incentives that we grant to our employees will be adequate to attract, retain and motivate employees in the future. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business will suffer.

We may not be able to successfully manage our planned growth and expansion.

We expect to continue to make investments in our Dragonfly 3D printer in development and our related ink products. We expect that our annual operating expenses will continue to increase as we invest in sales and marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Our failure to expand operational and financial systems timely or efficiently could result in operating inefficiencies, which could increase our costs and expenses more than we had planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

If our business grows, we will have to manage additional product design projects, materials procurement processes, and sales efforts and marketing for an increasing number of products, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results. Additionally, in our efforts to be first to market with new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

As our future development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver and timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional new products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

Our operating results and financial condition may fluctuate.

Even if we are successful in introducing our products to the market, the operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market place or the expectations of securities analysts or investors, the market price of our Ordinary Shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including those listed below and those identified throughout this “Risk Factors” section:

●	the degree of market acceptance of our products and services;

●	the mix of products and services that we sell during any period;

●	long sales cycles;

●	changes in the amount that that we spend to develop, acquire or license new products, consumables, technologies or businesses;

●	changes in the amounts that we spend to promote our products and services;

●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

●	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;

●	development of new competitive products and services by others;

●	difficulty in predicting sales patterns and reorder rates that may result from a multi-tier distribution strategy associated with new product categories;

●	litigation or threats of litigation, including intellectual property claims by third parties;

●	changes in accounting rules and tax laws;

●	the geographic distribution of our sales;

●	our responses to price competition;

●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

●	changes in interest rates that affect returns on our cash balances and short-term investments;

●	changes in dollar-shekel exchange rates that affect the value of our net assets, future revenues and expenditures from and/or relating to our activities carried out in those currencies; and

●	the level of research and development activities by our company.

Due to all of the foregoing factors, and the other risks discussed in this annual report on Form 20-F, you should not rely on quarter-to-quarter comparisons of our operating results as an indicator of our future performance.

The markets in which we participate are competitive. Even if we are successful in completing the development of our Dragonfly 3D printer, our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

We aim to compete for customers with a wide variety of manufacturers that create PCBs. Our principal current competition consists of companies that produce prototype PCBs by traditional reductive manufacturing means, which include etching, pressing and drilling. Many of these companies have extensive track records and relationships within the electronics industry. While we are not aware of any other company that currently offers an in-house 3D printer that is capable of printing multi-layer PCBs, there are a large number of companies engaged in additive manufacturing and 3D printing solutions.

Many of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in end-user demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive (whether from a price perspective or otherwise). We cannot assure you that we will be able to maintain a competitive position or to compete successfully against current and future sources of competition.

Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

Even if we are successful in introducing our products to the market, our products may contain undetected defects or errors that, despite testing, are not discovered until after a product has been used. This could result in delayed market acceptance of those products, claims from distributors, end-users or others, increased end-user service and support costs and warranty claims, damage to our reputation and business, or significant costs to correct the defect or error. We may from time to time become subject to warranty or product liability claims that could lead to significant expenses as we need to compensate affected end-users for costs incurred related to product quality issues.

This risk of product liability claims may also be greater due to the use of certain hazardous chemicals used in the manufacture of certain of our products. In addition, we may be subject to claims that our 3D printers have been, or may be, used to create parts that are not in compliance with legal requirements.

Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain or attract customers. Currently, we do not maintain product liability insurance, which will be necessary prior to the commercialization of our products. It is likely that any product liability insurance that we will have in the future, will be subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims, or we may elect to self-insure with respect to certain matters. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations.

If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

We purchase component parts and raw materials that are used in our Dragonfly 3D printer and ink products from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts and raw materials that we use, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Our reliance on a single or limited number of vendors involves a number of risks, including:

●	potential shortages of some key components;

●	product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;

●	discontinuation of a product on which we rely;

●	potential insolvency of these vendors; and

●	reduced control over delivery schedules, manufacturing capabilities, quality and costs.

In addition, we require any new supplier to become “qualified” pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems and parts based on our internal forecasts and the availability of raw materials, assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, component or raw material that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and consequently reduced margins, and damage to our reputation. If we were unable to find a suitable supplier for a particular component, material or compound, we could be required to modify our existing products or the end-parts that we offer to accommodate substitute components, material or compounds.

Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

We plan to assemble and test the systems that we sell, and produce consumables for our systems, at single facilities in various locations that are specifically dedicated to separate categories of systems and consumables. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply 3D printers, other systems or consumable materials to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We expect to derive a substantial percentage of our sales from international markets. Accordingly, we will face significant operational risks from doing business internationally, including:

●	fluctuations in foreign currency exchange rates;

●	potentially longer sales and payment cycles;

●	potentially greater difficulties in collecting accounts receivable;

●	potentially adverse tax consequences;

●	reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

●	difficulties in staffing and managing foreign operations;

●	laws and business practices favoring local competition;

●	costs and difficulties of customizing products for foreign countries;

●	compliance with a wide variety of complex foreign laws, treaties and regulations;

●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

●	being subject to the laws, regulations and the court systems of many jurisdictions.

Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our operating results.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

We are subject to environmental laws due to the import and export of our products, which could subject us to compliance costs and/or potential liability in the event of non-compliance.

The export of our products internationally from our production facilities subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances such as the U.S. Toxic Substances Control Act, or TSCA, and the Registration, Evaluation, Authorization and Restriction of Chemical Substances, or REACH. These laws and regulations require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

Historically, we have relied on trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and products. Since October 2014, we have also sought patent protection for certain of our products. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and new products.

We have sought to protect our proprietary position by filing patent applications in the United States and in other countries, with respect to our novel technologies and products, which are important to our business. Patent prosecution is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We have a growing portfolio of five provisional patent applications with the U.S. Patent and Trademark Office (USPTO), and the World Intellectual Property Organization (WIPO) filed under the Paris Convention Treaty (PCT), and two for which we have issued U.S. patents. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

We have three patents and their continuations and foreign counterparts licensed exclusively from the Hebrew University covering some of our underlying core technology. To the extent the licensed patents are found to be invalid or unenforceable, we may be limited in our ability to compete and market our products. The terms of our license with Hebrew University leave full control of any and all enforcement of the licensed patents with Hebrew University. If Hebrew University elects to not enforce any or all of the licensed patents it could significantly undercut the value of any of our products, which would materially adversely affect our future revenue, financial condition and results of operations. Moreover, fluctuating currency rates may create inconsistencies in the royalty payments we have under the license.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products, we may not be able to compete effectively, and our business and results of operations would be harmed.

If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents currently owned and that may be granted, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third party intellectual property rights are held to cover our products or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new products or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing new products. As our industries expand and more patents are issued, the risk increases that our products may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, designs or methods of manufacture related to the use or manufacture of our products. There may be currently pending patent applications that may later result in issued patents that our products may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for designs, or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications, or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our new products, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Under the Leahy-Smith Act, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

We have been subject, and may in the future be subject to further claims that our employees, consultants, or independent contractors have wrongfully or unavoidably used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

On March 19, 2015, XJet Ltd., or XJet, filed a lawsuit in the District Court in Tel Aviv-Jaffa, against us, our officers, directors, shareholders several employees and the Subsidiary. XJet has alleged that one or more of our officers and/or employees previously employed by XJet stole trade secrets and proprietary technology relating to inkjet printing and 3D printing. XJet is seeking NIS 20 million in damages and an injunction on the use of such trade secrets and proprietary technology. In May 2015, we filed a statement of defense, within which we denied the allegations attributed to us in the lawsuit.

In light of the preliminary stage of the proceedings, we are unable to assess the outcome of the lawsuit. If the court grants XJet’s requested injunction, we may be required to make certain modifications to our 3D printer which could cause delays in the development and commercialization of our 3D printer.

In addition, we employ individuals who were previously employed at our competitors or potential competitors. We try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, but we may nevertheless be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may result and be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to the Ownership of Our ADSs or Ordinary Shares

Sales of a substantial number of our ADSs or Ordinary Shares or ADSs in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our ADSs or Ordinary Shares in the public market, or the perception that these sales might occur, could depress the market price of our ADSs or Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ADSs or Ordinary Shares.

Our principal shareholders, officers and directors currently own over 51% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 1, 2016, our principal shareholders, officers and directors beneficially own approximately 51% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

The JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ADSs or Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date;

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements; and

●	our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our ADSs or Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our ADSs or Ordinary Shares less attractive as a result, there may be a less active trading market for our ADSs or Ordinary Shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the NASDAQ Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange Act of 1934, as amended, or the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although a recent amendment to the Israeli Companies Law, or the Companies Law, will require us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis, as was permitted under the Companies Law for Israeli public companies listed overseas, such as in the United States, prior to such amendment), this disclosure will not be as extensive as that required of a U.S. domestic issuer. For example, it currently appears as if the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We may be a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ADSs or Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2015, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares in the event that we are a PFIC. See “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our ADSs or Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Risks Related to Israeli Law and Our Operations in Israel

Our operations are subject to currency and interest rate fluctuations.

We incur expenses in U.S. dollars and NIS, but our financial statements are denominated in NIS and presented in NIS and have a convenience translation to U.S. dollars. NIS is our functional currency. The NIS is the currency that represents the principal economic environment in which we operate. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Israeli tax considerations also may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See “Taxation — Israeli Tax Considerations” for additional information.

Our amended and restated articles of association also contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions include the following:

●	no cumulative voting in the election of directors, which limits the ability of minority shareholders to elect director candidates; and

●	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents shareholders from being able to fill vacancies on our board of directors.

It may be difficult to enforce a judgment of a United States court against us and our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel. All of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices are located in Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party, and since March 2011, there has been a civil war in Syria, Israel’s neighboring country to the north. Occasionally, violence from Syria has spilled over into Israel, and Israel has responded militarily several times since the onset of the civil war. During November 2012 and July 2014, Israel was engaged in an armed conflict with a militia group and political party which controls the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any potential future conflict could also include such missile strikes against other parts of Israel, including our offices and facilities. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial conditions or the expansion of our business.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ADSs or Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness toward the company and other shareholders and to refrain from abusing its power in the company. See “Duties of Shareholders” for additional information. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ADSs or Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately NIS 1,399,000 (approximately $359,000) that we received from Israel's Office of the Chief Scientist of the Ministry of Economy, or the OCS, as of December 31, 2015. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under OCS programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS. Therefore, the discretionary approval of an OCS committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of OCS-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, our research and development expenses, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Our employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could materially adversely affect our business and operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is Nano Dimension Ltd. We were incorporated in the State of Israel in December 1960, and are subject to the Companies Law. We were incorporated under the name Polgat Woolen Industries Kiryat Gat Ltd. On December 30, 1981, our name was changed to Polgat Industries Ltd. On January 1, 1995, our name was changed to Polgat Ltd., and on October 28, 2007, our name was changed to ZBI Ltd. In 1977, we became a public company in Israel and our shares were listed for trade on the TASE, and on October 29, 2014, we changed our name to Nano Dimension Ltd. Our Ordinary Shares are currently traded on the TASE under the symbol NNDM. Our ADSs representing our Ordinary Shares currently trade in the United States on the NASDAQ Capital Market under the symbol “NNDM”.

We are a development-stage company. From March 7, 2014, until August 25, 2014, we were a “shell corporation” and did not have any business activity, excluding administrative management. On August 25, 2014, we entered into the Merger with the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. The Subsidiary was incorporated in the State of Israel in July 2012. The Merger resulted in a change of control whereby the management of the Company was replaced by the management of the Subsidiary. Furthermore, as a result of the Merger, the four shareholders of the Subsidiary received an aggregate amount of approximately 37.4% of the issued Ordinary Shares of the Company, as of the date thereof.

Our registered office and principal place of business is located at 2 Ilan Ramon St., Ness Ziona 7403635, Israel. Our telephone number in Israel is +972 -73-7509142.

Our website address is www.nano-di.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. Zysman, Aharoni, Gayer and Sullivan & Worcester LLP is our agent in the United States, and its address is 1633 Broadway, New York, NY 10019.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act. We could remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the NASDAQ Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

Our capital expenditures for 2015 and 2014 amounted to NIS 10,078,000 (approximately $2,582,000) and NIS 1,131,000 (approximately $291,000), respectively. These expenditures were primarily for purchases of fixed assets, investment in restricted bank deposits and development expenditures capitalized as intangible assets. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B.	Business Overview

We are a development-stage company engaged in the development of a three-dimensional (3D) printer that prints electronic circuit boards, also known as printed circuit boards (PCBs), and ink materials and products based on nano-technology. Our Dragonfly 3D printer currently in development uses our proprietary ink and integrated software to quickly create fully functioning PCB prototypes. Our Dragonfly 3D printer builds PCBs by depositing multiple layers of “ink” material, one on top of another. We enhance the ability of electrical engineers, designers and manufacturers to conceptualize, test and develop PCBs in a shortened development cycle bypassing common prototyping bottlenecks.

A PCB is the central component, or infrastructure, of any electronic product, and therefore is an essential component for the entire electronics industry. On top of a PCB, various electronic components, such as resistors, suppliers and transformers are installed, all of which are prepared and organized based on a predetermined plan, intended to ensure the operation of a given system. Traditionally, PCBs are developed through a back-and-forth process that involves design trial and error and third-party manufacturer outsourcing. We believe that the traditional process for developing complex and advanced electronics is outdated and in need of a modern technological solution.

Until now, 3D printing technology has been unable to offer a solution for the professional PCB prototype market, mainly because of the complexity of printing multiple layers of electrically conductive and dielectric materials with high resolution that is suitable for the professional electronics industry. However, at Nano Dimension, we have advanced 3D printing and inkjet technology with our groundbreaking nano-technology, with the goal of bringing the science of PCB production up to speed with the high-tech electronic industry.

Our Dragonfly 3D printer in development uses liquid nano-conductive and dielectric inks that are designed specifically to print sophisticated PCBs. We believe that our Dragonfly 3D printer will obviate the reliance on third-party manufacturers during the development stages of PCBs, and allow a wide range of companies engaged in product development the luxury of an office-friendly, in-house 3D PCB printer. Our Dragonfly 3D printer is being designed to allow users to easily customize their own PCBs (including multi-layer PCBs) based on a user-specific design plan.

In April 2015, we presented an alpha-version of our 3D printer to a limited number of potential customers and key industry leaders in order to showcase our 3D printer and to receive preliminary feedback. In July 2015, we began collaborations with several Fortune 100 and key Israeli companies, including Israel Aerospace Industries, for testing of the beta version of our 3D Printer.

Industry Overview

3D Printing

3D printing in general is a process of making a three-dimensional solid object from a digital model. 3D printing is achieved using an additive process, where successive layers of material are laid down in different shapes.

3D printing is also considered distinct from traditional machining techniques, which mostly rely on the removal of material by methods such as cutting or drilling (subtractive processes). Our Dragonfly 3D printer uses at least two types of ink (i.e., conductive and dielectric) in order to lay down successive layers that literally build a ready-to-use PCB. The printer receives digital files as input and converts them into print jobs in order to build the multi-layer PCB. No cutting or drilling is required in the process of 3D printing of a multi-layer PCB with our Dragonfly 3D Printer.

Printed Circuit Boards (PCB)

A conventional PCB is a board containing a pattern of conducting material, such as copper, which becomes an electrical circuit when electrical components are attached to it. It is the basic platform used to interconnect electronic components and can be found in most electronic products, including computers and computer peripherals, communications equipment, cellular phones, high-end consumer electronics, automotive and aeronautical components and medical and industrial equipment. Conventional PCBs are more product-specific than other electronic components because generally they are unique for a specific electronic device or appliance. Conventional PCBs can be classified as single-sided, double-sided and multi-layer boards.

A multi-layer electronic circuit contains two or more different conductive layers, while an older single-layer circuit contains only one layer of conductors. In the past, in inexpensive circuits, there were single or dual layer circuits. Advanced circuits, which are required for modern products (such as mobile phones, computer cards and more), contain advanced multi-layer circuits with a much larger number of layers. Modern electronics have become more complex and often contain thousands of connections between various components of the same electronic circuit. In order to enable this complexity in a limited area and to prevent electronic short circuits, the connections are divided into a number of layers that are connected within the same multi-layer electronic circuit. Our Dragonfly 3D printer is designed to efficiently print prototype PCBs that conform to the requirements of modern and complex electronics.

The main issue with the traditional process of PCB prototype development is the outsource manufacturing delay. Modern and advanced PCBs are complex and are often comprised of more than ten layers. As a general rule, the time for manufacturing depends on the complexity and number of layers that a PCB contains. Consequently the time it takes to receive an advanced PCB prototype from a third party manufacturer may reach several weeks. While the life cycle of modern products is shortening, the need for rapid prototyping increases. Our Dragonfly 3D printer offers a solution to the pain of a slow time-to-market turnaround of advanced PCB prototypes, and enables the developers of PCBs the freedom to innovate and painlessly employ an efficient process of trial-and-error on a day to day basis.

Another issue with the traditional process of PCB prototyping is confidentiality. The usage of outsource services in order to produce a PCB prototype forces the developer to share PCB design files of a future product months before the product is expected to reach the market. Our Dragonfly 3D printer is intended to be an in-house solution to this issue.

Market Opportunity

As the pioneer in 3D PCB printing, we are not able to rely on specific market references, and therefore we estimate market potential by looking at more general market references such as PCB sales and software licenses for PCB design. For example, the number of software licenses for PCB design may be indicative of the number of electrical engineers that engage in PCB design and creation. We believe that many of these users could benefit from the use of an in-house 3D PCB printer. Furthermore, we perceive that the electronic design automation (EDA) PCB software industry is strong. According to IHS Electronics360, PCB and multi-chip-module revenue increased 20.3% in the second quarter of 2014 compared to the second quarter of 2013, primarily as a result of an increase in sales of $178.4 million.

We believe that users of EDA are ultimately focused on production, rather than on-screen design, and the expectation is that users of such tools all require a prototyping solution. We further believe that 3D printing offers them the fastest, most convenient way to do this.

According to Research and Markets, the global PCB manufacturing market is expected to increase its market size from around $62.3 billion in 2013 to around $74.3 billion in 2018, growing at a compound annual growth rate (CAGR) of 3.6%. The market volume is also expected to increase to 32 billion units and 3.92 million tons by 2018, growing at a rate of 3.8% and 5%, respectively.

According to our estimates, and based on several reports dated from 2004 to 2014, there are approximately one million existing users of software that design and plan electronic circuits, and this is a reference basis for the potential quantity of users with a need for a 3D printer to print prototypes of advanced electronic circuits. While several of these reports are from many years ago, our own perception is that the PCB design and manufacturing industries are growing at rates that have surpassed prediction.

The chart below gives an indication of the size of the PCB specific software market, and illustrates that it is both large and growing.

Strategy

Our strategic objective is to develop and commercialize technologies to enable 3D printing of electronics, including a 3D printer for multi-layer PCBs and related ink products. By creating our own installed-base of printers that require our own dedicated inks – we wish to establish a “razor / razor-blade” business model in which our customers buy the printer first and then continue to purchase the dedicated inks over time.

We plan to market our products and services worldwide, primarily to companies that develop products with electronic components, including companies in the communications, computer, consumer electronics, semiconductor, defense, aerospace, medical and transportation industries.

We intend to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we plan to:

●	Complete the development of our 3D printer. Based on the successful testing of our alpha-version 3D printer and feedback from select customers, we believe that we will be able to complete the development of our beta-version Dragonfly 3D printer in the first half of 2016, while production readiness for delivery to beta customers is expected during second half of 2016. Currently, the beta-version 3D printer is being re-designed and evaluated for aspects related to quality control, reliability and repeatability.

●	Exploit our Dragonfly 3D printer as the ultimate solution for PCB prototype development. We believe that our 3D printer in development has significant and potentially disruptive market potential.

●	Capitalize on our nano-conductive technology products. We plan to exploit our conductive nano-silver ink as a supplemental product to our 3D printers and as a stand-alone product for other purposes such as touch-screens, radiofrequency identification (RFID), photovoltaics (PV) and other applications that may require silver ink with suitable qualities for advanced printing.

●	Market and explore other uses for our nano-epoxy ink. We plan to exploit our nano-epoxy dielectric ink as a supplemental product to our 3D printers (as a dielectric material). We are also exploring the potential of our nano-epoxy dielectric ink as a unique stand-alone product that provides mechanical strength, adhesiveness and high thermal resistance with a wide range of applicability.

●	Advance our commercialization efforts and infrastructure. Upon the conclusion of the development of our products and the transition to the production process, we intend to turn to the potential customers, directly and/or through third-party distributors, and offer our products as a solution which provides for efficient production of prototype PCBs.

Products

Nano Dimension’s products currently consist of two main product lines – our Dragonfly 3D printer and proprietary ink products.

Dragonfly 3D PCB Printer

.

Our Dragonfly 3D printer in development is the first 3D printer that we are aware of that is customized specifically to print multi-layered PCBs for advanced electronics. The Dragonfly is designed to allow users the ability to print ready-to-use, professional, multi-layered PCB prototypes in-house, within hours. Our 3D printer is designed to print electronic conductors and dielectric (non-conductive) layers based on a user’s specific design plan.

Our Dragonfly 3D printer includes our dedicated and proprietary print-job editing software, which enables smooth and seamless usage for our customers. Our software is not intended to be a replacement for PCB design software, but rather conveniently allows our customers to continue to design their PCBs with their preferred PCB design software. After the user has concluded the PCB design, the files are simply sent to the 3D printer in Gerber (.gbr) format with a user-friendly interface, similar to the usage of commonplace inkjet and laser printers. Our proprietary software employs traditional methods of 3D printing by virtually converting print jobs (the PCB) into a large number of thin slices, which are then printed one on top of the other.

Additionally, and depending on the sales channel employed, we will offer different levels of product warranty and after-sales service. We anticipate that channel partners, such as established distributors will typically be key to providing support and warranty services to the wider market. In instances where deeper and more strategic relationships are at stake, we intend to provide dedicated account management, both in terms of support and servicing, which may be fee or subscription-based. We plan to support and train a select number of experienced channel partners with the capabilities to ensure that end customers are satisfied with our products and any after-sales service and support that we may offer in the future.

We have completed alpha and beta versions of our 3D printer. In April 2015, we presented an alpha-version of our 3D printer to a limited number of potential customers and key industry leaders in order to showcase our 3D printer and to receive preliminary feedback. We perceived the feedback as positive and quickly moved on to develop a beta version for more vigorous testing.

In July 2015, we began collaborations with several Fortune 100 and key Israeli companies, including Israel Aerospace Industries for testing of the beta version of our 3D Printer. Collaborations currently entail customers providing us with their PCB design files, and then we quickly provide the PCBs to the customer for testing. The feedback received from the customers is used to refine and improve the printer. By the first half of 2016, we plan to upscale collaboration efforts and provide certain customers with beta printers for testing at their premises.

Our Dragonfly 3D printer in development has multiple advantages, including:

●	Production of in-house prototypes. Our Dragonfly 3D printer will offer its users an efficient, quick, available, accessible and immediate solution for prototype production of PCBs. Currently, electronics companies and others engaged in the development of products based on PCBs are forced to rely on service suppliers that manufacture PCBs through a complex and inefficient process.

Turn-around of multi-layered advanced PCBs can often take weeks and involves significant costs. Also, for electronics in development, several cycles of prototyping are often necessary until the specs of the final PCB are created. This means that a developer of a new electronic product may have to repeat the process of going through a service supplier several times during lab testing – which may increase cost and slow the momentum of product development.

Our Dragonfly 3D printer obviates the reliance on external service suppliers and will provide electronics companies and others the luxury of an office-friendly 3D printer in their in-house research laboratory with the ability to print prototypes of PCBs as required for electronic device development – all during a relatively short period of time.

●	Information security and professional secrecy. Contracting with external service suppliers (outsourcing) in order to create prototypes of PCBs during early stages of the development process of novel electronic devices may unnecessarily compromise the security of sensitive and confidential information. Currently, however, there is hardly a practical solution. Our Dragonfly 3D printer will be the ideal answer.

●	Industry first. We believe that we are a pioneer in our industry. We are not aware of any other company in the global electronics market that currently offers a 3D inkjet printer that prints professional multi-layered PCBs.

Supplementary Products

Conductive Ink

We have developed a uniquely formulated nano-conductive ink for use in our 3D printers. Using advanced nanotechnology, we have developed a liquid ink that contains nanoparticles of conductive materials such as silver and copper. Nanoparticles are particles between 1 and 100 nanometers in size. By employing this technology, we were able to create a liquid ink that maintains its transport properties and electric conductivity. The liquid properties of our nano-conductive ink allow us to take advantage of inkjet printing technology for fast and efficient 3D printing of PCBs.

Our wet-chemistry approach to making silver nano-particles starts with a raw material compound containing silver which may be acquired from a number of chemical suppliers. The patented process, licensed from the Hebrew University, is highly efficient and very clean. We can reliably extract 10 to 100 nano-meter sized particles of pure silver. We are able to control the size, shape and dispersion of the silver nano-particles in accordance with specific printing requirements. We can also formulate inks for a variety of substrates and printing profiles.

Dielectric Ink

Our proprietary dielectric ink is a unique ink that contains dielectric and dielectric materials that are not electrically conductive. The use of non-conductive ink is crucial in the production of multi-layer circuit boards, as the conducting layers that are placed on top of each other must be separated by dielectric layers. Our internally developed, proprietary dielectric ink is a unique one-part-epoxy material. The dielectric ink can withstand high temperature (e.g., five hundred degrees Fahrenheit and more) without distorting its shape, which is a necessary requirement for professional PCBs.

Both our nano-conductive and dielectric ink products have completed development stages and we have begun to manufacture these products in-house. We plan to commercialize these ink products as a supplementary product to our 3D printers and as separate and independent products. Based on our proprietary technology, our ink products may be adjusted specifically for additional uses.

We estimate that we will be able to begin to commercially produce printers in the second half of 2016 and supplementary products in the first half of 2016. To date, we have received pre-sales orders for a number of printers; however, our official pre-sale activity is expected to begin in the first quarter of 2016. Our production preparation and readiness will be made in accordance with the build-up of our sales pipeline with the purpose of supporting the sales and delivery in the second half of 2016.

Intellectual Property

We seek patent protection as well as other effective intellectual property rights for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business. We have also in-licensed two patents and their foreign counterparts and one patent application from an academic institution.

As more fully detailed below, we have a growing portfolio of five provisional patent applications with the USPTO, and the WIPO filed under the PCT, and two for which we have issued US Patents. A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provide certain provisional patent rights.

In October 2014, we submitted a provisional patent application for our dielectric ink. The application is directed to compositions, methods and articles of manufacture containing and fabricated using those compositions and methods.

In November 2014, we submitted a provisional patent application covering our unique method for printing multi-layer and two-sided PCBs, which includes printing interlayer connections, also known as vias. The application covers methods of manufacture and PCBs produced using these methods.

In February 2015, we submitted a non-provisional patent application for a unique ink recycling and cooling system for three-dimensional print-heads. The application is directed to devices and systems and their use in the 3D printing process of PCBs. In October 2015, the USPTO issued a notice of allowance for the application.

In March 2015, we submitted a non-provisional patent application directed to an innovative system for aligning inkjet print-heads, which improves drop placement accuracy (“drop-on-drop”). This capability is key in various print head module (PMD) applications such as PCBs. In August 2015, the USPTO issued a notice of allowance for the application, opening the pathway to accelerated examination in several of our main markets with a favorable presumption for allowance.

In May 2015, we submitted two provisional patent applications; the first covering our unique methods, programs and libraries for the efficient printing of insulating portions and embedded conductive leads of PCBs using inkjet printing based on converted computer-aided design and drafting (CAD) and computer-aided manufacturing (CAM) data packages, resulting in substantial savings in materials and time; and the second covering devices, systems and methods for removing purged ink from an inkjet print head without contacting the aperture plate with liquid or other mechanical means.

In July 2015, we submitted a provisional patent application covering methods for the patterning of transparent films with trace patterns that are sufficiently thin as to achieve high transparency and low haze at minimal pitch and high trace density, and articles of manufacture fabricated using these methods.

In November 2015, we submitted a provisional patent application for a proprietary copper ink that is used in the printing of electronic conductors. The copper nanoparticle-based ink provides improved oxidation resistance, resulting in an innovative breakthrough that offers the ability to print copper with industrial 3D digital printers.

In December 2015, we submitted a provisional patent application for printing of 3D models, which includes electronic conductors. The sintering process of a printed metal conductor, which is the process of compacting and forming a solid mass of material by heat, energy and/or pressure without melting it to the point of liquefaction, within a 3D printed polymer allows for complex connectors to be 3D printed and also makes it possible to 3D print molded connectors directly onto electronic circuits.

 In September 2014, we entered into an exclusive license agreement with the Yissum Research Development Company of the Hebrew University of Jerusalem, Ltd., or Yissum, for three patents and patent applications that cover the unique method of manufacturing our consumable nano-conductive ink for the 3D printing of electronic circuits. The agreement was amended and restated in April 2015. Pursuant to the license agreement, we will be required to pay Yissum low to mid-single digit percentage royalties on sales of our conductive ink. The exclusive license agreement is in effect for the longer of remaining usable life (RUL) of the patents and patent applications, or 15 years.

Competition

Many companies providing 3D printing services concentrate their efforts on printing prototypes in resin polymers or other plastics. We differentiate ourselves from these companies by focusing on the niche market of in-house PCB printing using a combination of nano-conductive and dielectric inks, and to that extent we consider ourselves a pioneer in our industry. However, it may be possible for more developed 3D printing companies to adapt their products to print PCBs. Accordingly, our competitors may include other companies providing 3D printing services with substantial customer bases and working history. Older, well-established companies providing 3D printing and rapid prototyping services with records of success currently attract customers. There can be no assurance that we can maintain a competitive position against current or future competitors, particularly those with greater financial, marketing, service, technical and other resources. Our failure to maintain a competitive position within the market could have a material adverse effect on our business, financial condition and results of operations.

We also compete with companies that use traditional prototype development of PCBs and customized manufacturing technologies, and expect future competition to arise from the development of new technologies or techniques.

To the best of our knowledge, our 3D inkjet printer is the first and only one of its kind, and as of the date of this annual report on Form 20-F, there are no three-dimensional ink injection printers that print multi-layer electronic circuits for the purposes of in-house PCB prototype development. However, there are many companies worldwide that manufacture PCBs.

In the United States and globally, we face many competitors that specialize in contract electronic manufacturing, and specifically the manufacturing of prototype PCBs. We estimate that there are approximately 1,800 companies in the United States that manufacture or provide PCBs on a per-order basis.

Research and Development

As of the date hereof, we have completed the development of our proprietary nano-conductive ink products and have commenced manufacturing in our in-house laboratory.

Also, we have completed the development of the alpha version of our 3D printer, and on April 14, 2015, we introduced the alpha version publicly. In August 2015, we introduced our beta 3D printer to a number of customers. We anticipate that we will complete the development of a marketable product and will begin sales in the second half of 2016.

For the years ended December 31, 2015, 2014 and 2013, we incurred NIS 11,153,000 (approximately $2,858,000), NIS 3,339,000 (approximately $858,000) and NIS 806,000 (approximately $232,000), respectively, of research and development expense. Our research and development expenses for the year ended December 31, 2015 does not include expenses in an amount of NIS 11,463,000 (approximately $2,938,000) that were capitalized as an intangible asset.

Grants from the Office of the Israeli Chief Scientist

Our research and development efforts are financed in part through royalty-bearing grants from the OCS. As of December 31, 2015, we have received the aggregate amount of NIS 1,399,000 (approximately $359,000) from the OCS for the development of our 3D printer. With respect to such grants we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS. We do not believe that these requirements will materially restrict us in any way.

Production and Manufacturing

We purchase the raw materials required for the production of our products, including components of 3D printers and materials to produce our nano inks products. Our alpha version 3D printer was manufactured in-house and we are currently building our beta version 3D printers in-house, which will be placed with certain beta customers for collaboration and testing purposes. We have entered into a non-exclusive agreement with an Israeli manufacturer that will serve as our primary manufacturer and supplier of our 3D printer. Pursuant to the agreement, we are not obligated to make any minimum purchases and prices will be agreed upon between us from time to time and based on specific purchase orders. The extent of this and any other engagement with third party manufacturers will be managed to match production volumes.

With respect to our ink products, we intend to keep full control of the value chain, from research and development through self-manufacturing and global sales. We have built an in-house laboratory to support the production and commercialization of our proprietary nano conductive ink and dielectric ink. We believe that the current size and capacity of our in-house laboratory, located in the same building as our offices, will be sufficient to support all of our commercialization activities.

Sales and Marketing

We intend to build a global commercial infrastructure to effectively support the commercialization of all of our products. Meaningful commercialization efforts will commence if and when we believe that the completion of a release-candidate version of a given product is imminent. To develop the appropriate commercial infrastructure, we will have to invest significant amounts of financial and management resources. Where appropriate, we may elect in the future to utilize strategic partners, distributors, or contract sales forces to assist in the commercialization of our products. We anticipate that initial sales of our Dragonfly 3D printer and nano conductive and dielectric ink products will simultaneously occur in the second half of 2016, with significant presale efforts commencing in the first half of 2016.

C.	Organizational Structure

We currently have one wholly owned subsidiary: Nano Dimension Technologies Ltd., which is incorporated in the State of Israel.

D.	Property, Plant and Equipment

Our offices, research and development facility and in-house laboratory are located at 2 Ilan Ramon, Ness Ziona 74036, Israel, where we currently occupy approximately 15,468 square feet. We lease our facilities and our lease ends on August 30, 2017. Our monthly rent payment as of December 31, 2015 was NIS 55,000 (approximately $14,100).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the period ended on December 31, 2015 are translated using the rate of NIS 3.902 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2015, and U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the period ended on December 31, 2014 are translated using the rate of NIS 3.889 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2014.

Overview

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue unless and until we commercialize our 3D printer and ink products. As of December 31, 2015, we had an accumulated deficit of NIS 36,134,000 (approximately $9,260,000). Our financing activities are described below under “Liquidity and Capital Resources.” We currently estimate that we have the necessary capital in order to complete the development of our 3D printer and to bring it to market. Based on our expectations as of December 31, 2015, our anticipated cash required in order to bring our 3D printer to market are approximately $8 million.

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor expenses, patent registration fees, rental fees, materials, and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
	2013	2014	2015	2015
	NIS			USD
(in thousands)
Payroll	715	1,565	11,268	2,887
Subcontractors	-	1,290	7,696	1,973
Patent registration	-	117	238	61
Materials	37	292	2,299	589
Rental fees and maintenance	49	166	878	225
Other expenses	5	97	620	159
Development expenses recognized as Intangible Assets	-	-	(11,463)	(2,938)
Grants	-	(188)	(383)	(98)
	806	3,339	11,153	2,858

Subcontractor expenses include expenses for development consultants and service providers, which are not employees, including expenses in an amount of NIS 2,880,000 (approximately $734,000) for the year ended December 31, 2015 related to an acquired license that was impaired. The services provided by these consultants and service providers include, but are not limited to, chemistry consulting, software and electronics subcontractors and consulting and chip processing consulting.

Our development expenses are presented net of government grants and net of development expenses that were capitalized as intangible assets. We expect that our research and development expenses will materially increase as we continue to develop our products.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, director fees, office expenses, taxes and fees, and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
	2013	2014	2015	2015
	NIS			USD
(in thousands)
Payroll	-	491	3,208	822
Professional services	93	525	4,525	1,160
Director pay	-	192	2,643	677
Office expense	13	37	315	81
Fees	4	70	108	28
Other expenses	24	111	430	110
Total	134	1,426	11,229	2,878

Comparison of the year ended December 31, 2015 to the year ended December 31, 2014 to the year ended December 31, 2013

Results of Operations

	December 31,			December 31,
	2013	2014	2015	2014	2015
	(in thousands of NIS)			(in thousands of USD)
Research and development expenses, net	806	3,339	11,153	858	2,858
General and administrative expenses	134	1,426	11,229	367	2,878
Other income	40	62	6	16	1
Operating loss	900	4,703	22,376	1,209	5,735
Listing expenses	-	9,358	-	2,406	-
Finance expense (income), net	34	117	(1,384)	30	(355)
Total comprehensive loss	934	14,178	20,992	3,645	5,380
Loss attributable to holders of Ordinary Shares	934	14,178	20,992	3,645	5,380

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2015 amounted to NIS 11,153,000 (approximately $2,858,000), representing an increase of NIS 7,814,000 (approximately $2,000,000), or 234%, compared to NIS 3,339,000 (approximately $858,000) for the year ended December 31, 2014. The increase was primarily attributable to an increase of NIS 9,703,000 (approximately $2,486,000) in salaries and related personnel expenses, reflecting an increase in the number of employees (as of the year ended 2014 we had five research and development employees, and as of the year ended 2015 we had 34 research and development employees), and an increase of NIS 6,406,000 (approximately $1,641,000) in subcontractor expenses, due to accelerating our research and development activities.

Our research and development expenses for the year ended December 31, 2015 are presented net of government grants in the amount of NIS 383,000 and net of development expenses recognized as intangible assets in the amount of NIS 11,463,000.

Our research and development expenses for the year ended December 31, 2014 amounted to NIS 3,339,000 (approximately $858,000), representing an increase of NIS 2,533,000 (approximately $651,000), or 314%, compared to NIS 806,000 (approximately $207,000) for the year ended December 31, 2013. The increase was primarily attributable to an increase of NIS 850,000 (approximately $218,000) in salaries and related personnel expenses, reflecting an increase in the number of employees (as of the year ended 2013 we had two research and development employees, and as of the year ended 2014 we had five research and development employees), and an increase of NIS 1,290,000 (approximately $332,000) in subcontractor expenses, due to accelerating our research and development activities.

Our research and development expenses for the year ended December 31, 2014 are presented net of government grants in the amount of NIS 188,000.

General and Administrative Expenses

Our general and administrative expenses totaled NIS 11,229,000 (approximately $2,878,000) for the year ended December 31, 2015, an increase of NIS 9,803,000 (approximately $2,512,000), or 687%, compared to NIS 1,426,000 (approximately $367,000) for the year ended December 31, 2014. The increase resulted primarily from an increase of payroll in an amount of NIS 2,717,000 (approximately $696,000), reflecting an increase in the number of employees (as of the year ended 2014 we had two general and administrative employees, and as of the year ended 2015 we had six general and administrative employees), and an increase of NIS 4,000,000 (approximately $1,025,000) in professional services expenses for accounting, legal, bookkeeping, transfer agents and facilities, which increased in 2015 due to the process of listing our ADSs on the OTCQX and the Nasdaq Capital Market.

Our general and administrative expenses totaled NIS 1,426,000 (approximately $367,000) for the year ended December 31, 2014, an increase of NIS 1,292,000 (approximately $333,000), or 979%, compared to NIS 134,000 (approximately $34,000) for the year ended December 31, 2013. The increase resulted primarily from an increase of payroll in an amount of NIS 491,000 (approximately $126,000), reflecting an increase of payroll to our employees (as of the year ended 2013 we had no general and administrative employees, and as of the year ended 2014 we had two general and administrative employees), and an increase of NIS 432,000 (approximately $111,000) in professional services expenses for accounting, legal, bookkeeping, transfer agents and facilities, which increased after our August 2014 initial public offering on the Tel Aviv Stock Exchange.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2015 was NIS 22,376,000 (approximately $5,735,000), as compared to an operating loss of NIS 4,703,000 (approximately $1,209,000) for the year ended December 31, 2014, an increase of NIS 17,673,000 (approximately $4,526,000), or 376%.

As a result of the foregoing, our operating loss for the year ended December 31, 2014 was NIS 4,703,000 (approximately $1,209,000), as compared to an operating loss of NIS 900,000 (approximately $231,000) for the year ended December 31, 2013, an increase of NIS 3,803,000 (approximately $979,000), or 424%.

Finance Expense and Income

Finance expense and income mainly consist of bank fees and other transactional costs, changes in the fair value of certain price adjustment mechanisms that were provided to investors who participated in certain fund raising rounds, and exchange rate differences.

We recognized net financial income of NIS 1,384,000 (approximately $355,000) for the year ended December 31, 2015, compared to net financial expense of NIS 117,000 (approximately $30,000) for the year ended December 31, 2014. The increase is primarily due to income of approximately NIS 1,434,000 (approximately $368,000) for the year ended December 31, 2015 in respect to changes in the fair value of certain price adjustment mechanisms that were provided to investors who participated in certain fund raising rounds.

We recognized net financial expense of NIS 117,000 (approximately $30,000) for the year ended December 31, 2014, compared to net financial expense of NIS 34,000 (approximately $9,000) for the year ended December 31, 2013. The increase is primarily due to increased bank fees due to larger volume and an increase in the number of transactions.

Total Comprehensive Loss

As a result of the foregoing, our loss for the year ended December 31, 2015 was NIS 20,992,000 (approximately $5,380,000), as compared to NIS 14,178,000 (approximately $3,645,000) for the year ended December 31, 2014, an increase of NIS 6,814,000 (approximately $1,735,000), or 46%.

As a result of the foregoing, our loss for the year ended December 31, 2014 was NIS 14,178,000 (approximately $3,645,000), as compared to NIS 934,000 (approximately $240,000) for the year ended December 31, 2013, an increase of NIS 13,244,000 (approximately $3,406,000), or 1,419%.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2015, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS as issued by the International Accounting Standards Board. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Contingent Liabilities

The evaluations of provisions and contingent liabilities are based on our best professional judgment, taking into consideration the stage of the proceedings, as well as cumulative legal experience in the various topics. Whereas the results of the lawsuits shall be determined by the courts, these results may differ from these evaluations.

Intangible Assets

In August 2015, we started recognizing intangible assets arising from internal development. The capitalization is the outcome of meeting all the criteria in IAS 38 Intangible Assets, which are (i) development costs can be measured reliably, (ii) the product or process is technically and commercially feasible, (iii) future economic benefits are probable, and (iv) we have the intention and sufficient resources to complete development and to use or sell the asset. Development expenses in the period until August 1, 2015 were expensed as incurred.

Stock-Based Compensation

Employees and other service providers of the Company may receive benefits by way of share-based compensation settled with company options and warrants exercised for Ordinary Shares. The cost of transactions with employees settled with capital instruments is measured based on the fair value of the capital instruments on the granting date. The fair value is determined using an accepted options pricing model. The model is based on share price, grant date and on assumptions regarding expected volatility, expected lifespan, expected dividend, and a no risk interest rate.

The cost of the transactions settled with capital instruments is recognized in profit or loss together with a corresponding increase in the equity over the period in which the performance and/or service takes place, and ending on the date on which the relevant employees are entitled to the benefits, or the Vesting Period. The aggregate expense recognized for transactions settled with capital instruments at the end of each reporting date and until the Vesting Period reflects the degree to which the Vesting Period has expired and our best estimate regarding the number of warrants that have ultimately vested. The expense or income in profit or loss reflects the change of the aggregate expense recognized as of the end of the reported period.

We selected the Black-Scholes-Merton (Black-Scholes) or the binomial model as our option pricing model to estimate the fair value of our options awards. The option-pricing model requires a number of assumptions:

Expected dividend yield - The expected dividend yield assumption is based on our historical experience and expectation of no future dividend payouts. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future.

Volatility - Since the Company’s shares started trading on a stock exchange market only in August 2014 (before that date the Company was under a different name and was involved in a different activity), quoted prices data of our Ordinary Shares is limited. In case of insufficient historical data for a company, the expected volatility is based on similar companies' stock volatility.

Risk free interest rate - The risk free interest rate is based on the yield of governmental bonds with equivalent terms.

Contractual term - An option’s contractual term is the amount of time the holder has to exercise the option, per the contract.

Share price - The share price is determined according to the last known closing price of our Ordinary Shares at the grant date.

Liquidity and Capital Resources

Overview

From August 2014 through December 31, 2015, we have funded our operations principally with NIS 60,250,000 (approximately $15,445,000) from the issuance of Ordinary Shares and warrants. As of December 31 2015, we had NIS 33,811,000 (approximately $8,665,000) in cash and cash equivalents.

The table below presents our cash flows:

	Year ended December 31,
	2013	2014	2015	2015
	(in thousands of NIS)			(in thousands of USD)
Operating activities	(116)	(3,468)	(12,989)	(3,330)

Investing activities	6	(1,131)	(10,078)	(2,582)

Financing activities	65	5,400	56,364	14,445

Net increase in cash and cash equivalents	(45)	801	33,297	8,533

Operating Activities

Net cash used in operating activities of NIS 12,989,000 (approximately $3,330,000) during the year ended December 31, 2015 was primarily used for payment of NIS 7,152,000 (approximately $1,833,000) in salaries and related personnel expenses. The remaining amount was for other expenses.

Net cash used in operating activities of NIS 3,468,000 (approximately $891,000) during the year ended December 31, 2014 was primarily used for payment of NIS 2,056,000 (approximately $528,000) in salaries and related personnel expenses, and NIS 1,290,000 (approximately $332,000) for subcontractors expenses. The remaining amount was for other expenses.

Net cash used in operating activities of NIS 116,000 (approximately $30,000) during the year ended December 31, 2013 primarily consisted of loss of NIS 934,000 (approximately $240,000), mainly due to salaries and related personnel expenses.

Investing Activities

Net cash used in investing activities of NIS 10,078,000 (approximately $2,582,000) during 2015 primarily reflects development expenditure capitalized as intangible assets and investments of our cash in fixed assets.

Net cash used in investing activities of NIS 1,131,000 (approximately $291,000) during 2014 primarily reflects investments of our cash in fixed assets.

Net cash from investing activities during 2013 primarily reflects an increase in property and equipment and a decrease in pledged deposits for a rental agreement that expired in May 2013.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2015 consisted of NIS 56,364,000 (approximately $14,445,000) of net proceeds, mainly from the issuance of ordinary shares and warrants.

Net cash provided by financing activities in the year ended December 31, 2014 consisted of NIS 5,400,000 (approximately $1,388,000) of net proceeds, mainly from issuance of Ordinary Shares and warrants.

 Net cash provided by financing activities in the year ended December 31, 2013 consisted of NIS 65,000 (approximately $17,000) of net proceeds from controlling shareholder loans which were repaid in May 2015.

In August 2014, we issued an aggregate of 5,935,875 Ordinary Shares pursuant to a private placement at a price per share of approximately $0.24, and an aggregate of 6,931,303 Ordinary Shares pursuant to a merger agreement. The net proceeds received from this issuance were approximately NIS 4,732,000 (approximately $1,216,000).

In January 2015, we issued an aggregate of 1,508,572 Ordinary Shares pursuant to a private placement, at a price of NIS 1.40 (approximately $0.3539) per share. In addition, we issued warrants to purchase up to 1,508,572 Ordinary Shares, 50% of which have an exercise price of NIS 1.75 (approximately $0.4424) per share, and 50% of which have an exercise price of NIS 2.25 (approximately $0.5688) per share. These warrants will expire as follows: (i) warrants to purchase 754,286 Ordinary Shares will expire 18 months from the date of issuance, and (ii) warrants to purchase 754,286 Ordinary Shares will expire 36 months from the date of issuance.

As an extension to this private placement, in April 2015, we issued an aggregate of 285,715 Ordinary Shares to Eli Yoresh, one of the our directors, and Itschak Shrem, our Chairman, at a price per share of NIS 1.40 (approximately $0.3539). In addition, we issued warrants to purchase up to 285,715 Ordinary Shares, 50% of which at an exercise price of NIS 1.75 (approximately $0.4424) per share, and 50% of which at an exercise price of NIS 2.25 (approximately $0.5688) per share. These warrants will expire as follows: (i) warrants to purchase 142,858 of our Ordinary Shares will expire 18 months from the date of issuance, and (ii) warrants to purchase 142,857 of our Ordinary Shares will expire 36 months from the date of issuance.

In March 2015, we issued an aggregate of 3,956,545 Ordinary Shares pursuant to a private placement, at a price of NIS 1.65 (approximately $0.4075) per share.

In July 2015, we issued an aggregate of 7,671,089 Ordinary Shares pursuant to a private placement, at a price of NIS 5.50 (approximately $1.4451) per share. In addition, we issued warrants to purchase up to 3,835,546 Ordinary Shares with an exercise price of NIS 9.00 (approximately $2.3647) per share. These warrants will expire 24 months from the date of issuance.

In December 2015, we issued, as an extension to the issuance in July 2015, an aggregate of 1,552,877 Ordinary Shares pursuant to a private placement, at a price of NIS 5.50 (approximately $1.4451) per share. In addition, we issued warrants to purchase up to 776,440 Ordinary Shares with an exercise price of NIS 9.00 (approximately $2.3647) per share. These warrants will expire 24 months from the date of issuance.

Current Outlook

We have financed our operations to date primarily through proceeds from issuance of our Ordinary Shares. We have incurred losses and generated negative cash flows from operations since 2012. We have never generated any revenue from the sale of products and we do not expect to generate revenues from sale of our products until at least the second half of 2016.

We expect that our existing cash and cash equivalents will be sufficient to fund our current operations until at least the end of 2016; however, we expect that we will require substantial additional capital to support the mass production of our products.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our 3D printer and ink products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

5.E	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

5.F	Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2015:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Facility	$339	$203	$136	-	-
Motor vehicles	31	31	-	-	-
Supplies and service providers	625	625	-	-	-
Liability in respect of government grants (*)	279	-	279	-	-

(*) The contractual obligation in respect of government grants presented above is based on our estimation regarding expected revenues, thus there is no certainty that the liability will be settled in 1-3 years as stated above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 1, 2016:

Name	Age	Position

Itschak Shrem	69	Chairman of the Board of Directors

Amit Dror	40	Chief Executive Officer, Director

Simon Anthony-Fried	42	Chief Marketing Officer and Director

Sharon Fima	41	Chief Technology Officer and Director

Dagi Shahar Ben-Noon	39	Chief Operating Officer and Director

Ofir Baharav	47	Director

Irit Ben-Ami	55	External Director

Roni Kleinfeld	59	External Director

Abraham Nahmias	61	Director

Zvi Yemini	65	Independent Director

Yoel Yogev	63	Director

Eli Yoresh	46	Director

Yael Sandler	29	Vice President of Finance

Itschak Shrem, Chairman of the Board of Directors

Mr. Itschak Shrem has served on our board of directors as Chairman since April 2014. Mr. Shrem has more than 40 years of experience in financial markets and venture capital. He has been the Managing Director of Yaad Consulting 1995 Ltd. since 1995. In 1993, Mr. Shrem founded Pitango Venture Capital Fund (formerly, Polaris) and served as a Partner of Pitango Funds I, II and III. In 1991, Mr. Shrem founded Dovrat Shrem Ltd, an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including Chief Operating Officer and was responsible for capital markets and insurance businesses. Mr. Shrem has been the Chairman of the Board of BreedIT Corp. since December 31, 2013. He has been a Director of Eden Spring Ltd. since October 2010. Mr. Shrem serves as a Director of Globe Oil Exploration Limited. He serves on the boards of a number of high-profile public institutions, including the Tel-Aviv Sourasky Medical Center, and the Weizman Institute. From 1991 to 2010, Mr. Shrem served as the Chairman of Leader Holdings and Investments Ltd. and Polar Communications Ltd., both TASE-listed companies engaged in investment banking and venture capital. Since 2004, Mr. Shrem has served as the Chairman of Sphera Funds Management Ltd. He served as a Director of Ormat Industries Ltd. from 2012 to 2015. He served as a Director of Retalix Ltd. from January 2008 to 2012. Mr. Shrem holds a B.A in Economics and Accounting from Bar-Ilan University and an M.B.A. from Tel-Aviv University, Israel.

Amit Dror, Chief Executive Officer, Director

Mr. Amit Dror has served as our Chief Executive Officer and director since August 2014. Mr. Dror co-founded Eternegy Ltd. in 2010 and served as its Chief Executive Officer and a director from 2010 to 2013. Mr. Dror also co-founded the Milk & Honey Distillery Ltd. in 2012. He developed vast experience in project, account and sales management across a range of roles at ECI Telecom Ltd., Comverse Technology, Inc., Eternegy Ltd. and Milk & Honey Distillery Ltd. Mr. Dror has a background that covers technology management, software, business development, fundraising and complex project execution. Mr. Dror is a Merage Institute Graduate.

Simon Anthony-Fried, Chief Marketing Officer and Director

Mr. Simon Fried has served as our Chief Marketing Officer and a director since August 2014. Mr. Fried was a co-founder of Diesse Solutions Ltd., a project management, risk and marketing consultancy, and served as its Chief Executive Officer from 2004 to 2014. He has worked as a risk management and corporate governance consultant to the Financial Services Authority in the United Kingdom and as a senior strategy consultant at Monitor Company, a Boston based boutique strategy consulting firm. Mr. Fried has a background that covers marketing and sales strategy, management, business development, financial services regulation, fundraising and c-suite consulting. Mr. Fried has worked extensively on global projects in both the B2B and B2C markets driving significant strategic change to global marketing organizations. He also currently serves as a director of the Milk & Honey Distillery Ltd. Mr. Fried holds a B.Sc. in Experimental Psychology from University College London, an M.Sc. in Judgment and Risk from Oxford University and an M.B.A. from SDA Bocconi in Milan.

Sharon Fima, Chief Technology Officer and Director

Mr. Sharon Fima has served as our Chief Technology Officer and a director since August 2014. Mr. Fima is a print technology development expert with many years in advanced R&D management positions. Including digital printing technology, inkjet technology, 3D printer production and nano-silver ink development. His past positions include advanced research and development management at HP Indigo as the Integration Team Manager from 1999 to 2008, and in Xjet as the Production Manager from 2008 to 2009 and as an Integration R&D Manager from 2009 to 2013.

Dagi Shahar Ben-Noon, Chief Operating Officer and Director

Mr. Dagi Shahar Ben-Noon has served as its Chief Operating Officer and a director since August 2014. Mr. Ben-Noon is a mechanical engineer with extensive experience designing equipment for military and civilian applications. His areas of expertise include plastics, medical devices, communications systems, print technology and more. Mr. Ben-Noon has significant experience with product progress from the development stage through mass production. He was employed at Rotel Product Engineering Ltd. as a Mechanical Designer from 2005 to 2006, at Polycad Industries (1989) Ltd. as an R&D Engineer from 2006 to 2008 and at Silynex Communications Inc. as an R&D Mechanical Team Leader from 2008 to 2012. Mr. Ben-Noon holds a B.Sc. Mechanical Engineering from the Ben-Gurion University.

Ofir Baharav, Director

Mr. Ofir Baharav has served on our board of directors since November 2015. Mr. Baharav is currently a partner in Stratus Venture Group, and has served in a range of senior roles in the 3D printing industry. From April 2014, until December 2015, Mr. Baharav served as the Vice President of Product Portfolio for Stratasys Ltd. In 2005, Mr. Baharav co-founded XJet Ltd. and served as its Chief Executive Officer from April 2007 until November 2013. Mr. Baharav is named on over 10 software and hardware patents and holds an M.B.A. from the Warwick Business School in Coventry, England.

Irit Ben-Ami, External Director

Ms. Irit Ben-Ami has served on our board of directors as an external director since November 2012. Ms. Ben-Ami is a member of the Institute of Certified Public Accountants in Israel as well as of the Israel Bar Association. Ms. Ben-Ami founded the law office of Pitaro-Ben Ami in 2007 and was a partner there until 2009. Ms. Ben-Ami currently serves as member of the board of directors of several public companies, including the Hagag Group Real Estate Entrepreneurship Ltd. (TASE:HGG) since 2011, Nadlans Ltd. (TASE:NDLS) since 2010, Netz United States HY Ltd. (TASE:NEZU) since 2012, BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV; TASE: BNDX) since 2008 and Medivie Therapeutic Ltd. (TASE:MDVI) since 2014. Ms. Ben-Ami holds a Bachelors degree (cum laude) in Law (LL.B.) from Sha’arei Mishpat College, a B.A. (with honors) in Economics and Accounting from Haifa University and an M.A. in Health Systems Management (M.H.A.) from Ben Gurion University, and was engaged in the past in academic aspects of labor law and corporate law as a practitioner at Bar Ilan University, Ben Gurion University and at the Sha’arei Mishpat College.

Roni Kleinfeld, External Director

Mr. Roni Kleinfeld has served on our board of directors as an external director since November 2012. He has over 25 year experience as a chief executive officer in public and private companies. He was the CEO of Maariv Holdings Ltd. from 1993 to 2002, the CEO of Hed Artzi Records Ltd. from 2002 to 2007, the CEO of Maariv- Modiin Publishing House Ltd. from 2007 to 2010, and the CEO of OMI Ltd. from 2010 to 2011. Mr. Kleinfeld has also served as director of many companies over the past ten years, including: Excite Ltd. from April 2007 to April 2011, Makpel Ltd. from July 2007 to March 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) since May 2010, Elran Ltd. since July 2010, Dancher Ltd. from April 2012 to January 2014, Mendelson Ltd. since 2012, White Smoke Ltd. since June 2012, Edri – El Ltd. since July 2015 and Cofix Group Ltd. since April 2015. Mr. Kleinfeld has a B.A. in economics from the Hebrew University in Jerusalem.

Abraham Nahmias, Director

Mr. Abraham Nahmias has served on our board of directors since August 2014. Mr. Nahmias has been a managing partner of the Nahmias-Grinberg C.P.A (Isr.) since 1985. Mr. Nehemias currently serves as a director in the following companies: Rotshtein Real Estate Ltd. (since 2007), Orad Ltd. (since 2012), Allium Medical Solutions Ltd. (since 2014) and Cellect Biomed Ltd. (since July 2014). Mr. Nahmias has a B.A. in Economy and Accountancy from the Tel Aviv University, and is a certified public accountant in Israel.

Zvi Yemini, Independent Director

Mr. Zvi Yemini has served on our board as an independent director since January 2015. Mr. Yemini founded ZAG Industries Ltd., in 1987 and served as its Chief Executive Officer until 2000, and as its chairman until 2006. Mr. Yemini has over 25 years of industry experience. He also co-founded Hydro Industries Ltd. in 2002 and served as its Chairman of the Board of Directors from 2002 to 2011. Since 2011, Mr. Yemini has also served as the Chairman of the Board of Directors of Shenkar Design College. Since 2002, Mr. Yemini has served as the Chairman of the Board of Directors of the Tel-Aviv Trade Fairs & Convention Center. Mr. Yemini holds a B.A in Industrial Engineering from the Technion Israel Institute of Technology and an Executive M.B.A. from Tel Aviv University and a M.A. in Marketing from Baruch College in New York.

Yoel Yogev, Director

Mr. Yoel Yogev has served on our board of director since March 2014. Mr. Yogev has been the Chairman and Chief Executive Officer of El-Gev Electronics Ltd. since 1987. Mr. Yogev has served as the Chief Executive Officer of BreedIT Corp. since October 2013. Mr. Yogev has served as the Chairman of the board of directors of BreedIT Ltd. from January 2014 until August 2015. Mr. Yogev earned a B.Sc. in Electrical Engineering from the Technion Israel Institute of Technology.

Eli Yoresh, Director

Mr. Eli Yoresh has served on our board since March 2014. Mr. Yoresh is a seasoned executive with over 15 years of executive and financial management experience, mainly, with companies from the financial, technology and industrial sectors. Since October 2010, Mr. Yoresh has served as a director and Chief Financial Officer at Asia Development (A.D.B.M) Ltd. (TASE:ASDV), and since September 20, 2013 as a director at Proteologics Ltd. (TASE:PRTL). Mr. Yoresh served as the Chief Executive Officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh served as a director at Greenstone Industries Ltd. (TASE: GRTN) from January 2013 to June 2015, and as the Chairman of both Gefen Biomed investments Ltd. (TASE: GEFEN) from April 2013 to July 2015 and Zmicha Investment House Ltd. (TASE: TZMI-M) from February 2013 to July 2015. He holds a B.A. in Business Administration from the College of Management in Israel and an M.A. in Law from Bar-Ilan University in Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

Yael Sandler, VP of Finance

Ms. Yael Sandler has been our VP of Finance since June 2015. From 2014 until 2015, Ms. Sandler served as the Group Controller of RealMatch Ltd. From 2011 through December 2014, Ms. Sandler held various positions at Somekh-Chaikin (KPMG Israel), where she gained valuable experience working with public companies and companies pursuing initial public offerings. Ms. Sandler completed the professional course of the Israeli Navy in 2005 and served as a submarine simulator instructor and commander until 2007. Ms. Sandler earned a B.A. with honors in Accounting and Economics from the Hebrew University of Jerusalem.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

With the exception of our director, Abraham Nahmais, who was appointed by Michael Ilan, one of our shareholders, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Item 7B. Related Party Transactions” for additional information.

B.	Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2015. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2015. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.902 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2015.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 12 persons	$724,000	-	$1,298,000

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2015.

Annual Compensation- in thousands of USD

Executive Officer	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation	Total

Amit Dror	$149	$-	$165	$314

Sharon Fima	$138	$-	$165	$303

Simon Anthony-Fried	$134	$-	$165	$299

Dagi Shahar Ben-Noon	$128	$-	$165	$293

Itschak Shrem	$30	$-	$304	$334

Employment Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our chief executive officer and approved annually by our board of directors that also set the bonus targets for our chief executive officer.

For a description of the terms of our options and option plans, see “Item 6. E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

C.	Board Practices

Introduction

Our board of directors presently consists of twelve members, including at least two external directors required to be appointed under the Companies Law. We believe that Ms. Ben-Ami and Messrs. Baharav, Kleinfeld, Nahmias, Yemini, Yogev and Yoresh are “independent” for purposes of NASDAQ Stock Market rules. Our amended and restated articles of association provide that the number of board of directors' members (including external directors) shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors, will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “—External Directors” below.

Under the Companies Law, nominations for directors may be made by any shareholder holding at least one percent of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Companies Law has been provided.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two.

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least two-thirds of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. Our external directors are Irit Ben-Ami and Roni Kleinfeld.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NASDAQ Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise”. An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that both Roni Kleinfeld and Irit Ben-Ami have accounting and financial expertise.

A director has “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions.

External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares of such shareholders voted against the election of the external director does not exceed 2% of the aggregate voting rights of our Company.

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, with certain exceptions as explained below, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and such external director is not an interested shareholder or a competitor or relative of such shareholder, at the time of appointment, and is not affiliated with or related to an interested shareholder or competitor, at the time of appointment or the two years prior to the date of appointment. An "Interested shareholder or a competitor " is a shareholder who recommended the appointment for each such additional term or a substantial shareholder, if at the time of appointment, it, its controlling shareholder or a company controlled by any of them, has business relations with the company or any of them are competitors of the company;

(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or

(3)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed only by the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that constitutes competition with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is not detrimental to the company’s interest. If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Under the Companies Law, all arrangements as to compensation of office holders require approval of the compensation committee and board of directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Committees of the Board of Directors

Our board of directors has established three standing committees, the audit committee, the compensation committee and the Financial Statement Examination Committee.

Audit Committee

Under the Israeli Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, under the Israeli Companies Law, a majority of the members of the audit committee of a publicly-traded company must be unaffiliated directors. In general, an “unaffiliated director” under the Israeli Companies Law is defined as either (i) an external director, or (ii) an individual who has not served as a director of the company for a period exceeding nine consecutive years and who meets the qualifications for being appointed as an external director, except that he or she need not meet the requirement for accounting and financial expertise or professional qualifications.

Our audit committee, acting pursuant to a written charter, is comprised of Mr. Roni Kleinfeld, Ms. Irit Ben-Ami, and Mr. Zvi Yemini.

Our audit committee acts as a committee for review of our financial statements as required under the Companies Law, and in such capacity oversees and monitors our accounting; financial reporting processes and controls; audits of the financial statements; compliance with legal and regulatory requirements as they relate to financial statements or accounting matters; the independent registered public accounting firm’s qualifications, independence and performance; and provides the board of directors with reports on the foregoing.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(iv)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “—Approval of Related Party Transactions under Israeli law”);

(vii)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(viii)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

(ix)	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “—Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

NASDAQ Stock Market Requirements for Audit Committee

Under the NASDAQ Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee include Mr. Roni Kleinfeld and Ms. Irit Ben-Ami who are external directors, and Mr. Zvi Yemini who is an independent director, each of whom is “independent,” as such term is defined in under NASDAQ Stock Market rules. Mr. Kleinfeld serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the NASDAQ Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ Stock Market rules.

Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company in Israel must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. According to a resolution of our board of directors, the audit committee has been assigned the responsibilities and duties of a financial statements examination committee, as permitted under relevant regulations promulgated under the Companies Law. From time to time as necessary and required to approve our financial statements, the audit committee holds separate meetings, prior to the scheduled meetings of the entire board of directors regarding financial statement approval. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor are invited to attend all meetings of the audit committee when it is acting in the role of the financial statements examination committee.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Stock Market, and who do not have a shareholder holding 25% or more of the company’s share capital, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (a) who may not be a member of the committee and (b) who may not be present during committee deliberations as described above.

Our compensation committee is acting pursuant to a written charter, and consists of Mr. Roni Kleinfeld, Ms. Irit Ben-Ami and Mr. Zvi Yemini , each of whom is “independent,” as such term is defined under the NASDAQ Stock Market rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the NASDAQ Stock Market rules.

Our compensation committee reviews and recommends to our board of directors: (1) the annual base compensation of our executive officers and directors; (2) annual incentive bonus, including the specific goals and amount; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements/provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders. On July 8, 2015, our shareholders approved our compensation policy.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average and median compensation of the other employees of the company, including those employed through manpower companies;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation.

The compensation committee is responsible for (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by our shareholders) and (2) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy; and

●	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Daniel Spira. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but the managing partner of a firm which specializes in internal auditing.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee (until recently of the audit committee), thereafter by the board of directors and thereafter by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulation applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders for:

●	a breach of his or her duty of care to the company or to another person;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person concerning an act performed by such office holder in his or her capacity as an officer holder.

We currently have directors’ and officers’ liability insurance, providing total coverage of $10,000,000 for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $15,540, which expires on May 31, 2016.

On September 2, 2015, our compensation committee and audit committee approved our entering into a professional liability insurance agreement for officers and directors therein who will serve us from time to time for a period of 3 years commencing on October 21, 2015, and until October 21, 2018, where the terms of the contractual engagement are as follows: the yearly premium will not exceed the sum of $75,000, with a liability limit of up to $30,000,000. As required by the Companies Law, this matter was submitted to a vote, and approved by our shareholders on October 21, 2015.

Indemnification

The Companies Law provides that a company may indemnify an office holder against:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (1) proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) a criminal charge of which he or she was acquitted; or (3) a criminal charge for which he or she was convicted for a criminal offense that does not require proof of criminal thought.

Our amended and restated articles of association allow us to indemnify our office holders up to a certain amount. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited:

●	to categories of events that the board of directors determines are likely to occur in light of the operations of the company at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with certain members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (other than in relation to distributions). Our amended and restated articles of association provide that we may exculpate any office holder from liability to us to the fullest extent permitted by law. Under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any action taken with the intent to derive an illegal personal benefit; or (4) any fine levied against the office holder.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are exhibits to this annual report on Form 20-F and are incorporated herein by reference.

There are no service contracts between us or our Subsidiary, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

D.	Employees.

As of December 31, 2015, we have four senior management, full-time employees, who also serve as directors in our Company: Mr. Amit Dror who serves as the chief executive officer of the Company, Mr. Simon Anthony-Fried who serves as the Chief Marketing Officer, Mr. Sharon Fima who serves as the Chief Technology Officer, and Mr. Dagi Shahar Ben-Noon who serves as the Chief Operating Officer. In addition, we have 31 full-time employees and 6 part-time employees, all located in Israel.

E.	Share Ownership.

The following table lists as of March 1, 2016, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)
Executive Officers and Directors

Itschak Shrem	1,438,847	(3)	3.8%

Amit Dror	2,774,369	(4)	7.4%

Simon Anthony-Fried	2,769,370	(4)	7.3%

Sharon Fima	2,769,368	(4)	7.3%

Dagi Shahar Ben-Noon	2,769,368	(4)	7.3%

Additional Directors

Irit Ben-Ami	20,000	(5)	*

Ofir Baharav	-		-

Roni Kleinfeld	20,000	(5)	*

Abraham Nahmias	30,000	(6)	*

Zvi Yemini	734,286	(7)	1.9%

Yoel Yogev	942,736	(8)	2.5%

Eli Yoresh	300,797	(9)	*

All directors and executive officers as a group (12 persons)	14,569,141		36.9%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 37,605,051 Ordinary Shares issued and outstanding as of March 1, 2016 plus Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(3)	Includes warrants currently exercisable to purchase: (i) 107,143 Ordinary Shares at an exercise price of NIS 1.75 per share, (ii) 107,143 Ordinary Shares at an exercise price of NIS 2.25 per share, (iii) 278,158 Ordinary Shares at an exercise price of NIS 1.75 per share; and (iv) 20,000 Ordinary Shares at an exercise price of NIS 9.00 per share. In addition, options to purchase 100,003 Ordinary Shares at an exercise price of NIS 5.5 per share.
(4)	Includes options to purchase 100,003 Ordinary Shares at an exercise price of NIS 5.5 per share.
(5)	Includes options to purchase 20,000 Ordinary Shares at an exercise price of NIS 5.5 per share.
(6)	Includes options to purchase 30,000 Ordinary Shares at an exercise price of NIS 5.5 per share.
(7)	Includes warrants to purchase 357,143 Ordinary Shares that are currently exercisable, 178,571 of which are exercisable at an exercise price of NIS 1.75 per share, and 178, 572 of which are exercisable at an exercise price of NIS 2.25 per share. In addition, includes options to purchase 20,000 Ordinary Shares at an exercise price of NIS 5.5 per share.
(8)	Includes warrants to purchase 214,286 Ordinary Shares that are currently exercisable, 107,143 of which are exercisable at an exercise price of NIS 1.75 per share, 107,143 of which are exercisable at an exercise price of NIS 2.25 per share, and 30,000 of which are exercisable at an exercise price of NIS 9.00 per share. In addition, includes options to purchase 30,000 Ordinary Shares at an exercise price of NIS 5.5 per share.
(9)	Includes warrants to purchase 71,429 Ordinary Shares that are currently exercisable, 35,715 of which are exercisable at an exercise price of NIS 1.75 per share, and 35,714 of which are exercisable at an exercise price of NIS 2.25 per share. In addition, includes options to purchase 30,000 Ordinary Shares at an exercise price of NIS 5.5 per share.

Stock Option Plans

2015 Stock Option Plan

We maintain one equity incentive plan – our 2015 Stock Option Plan, or the 2015 Plan. As of March 1, 2016, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 4,792,265. In addition, options to purchase 4,520,000 Ordinary Shares were issued and outstanding. Of such outstanding options, options to purchase 918,348 Ordinary Shares were vested as of that date, 650,015 with an exercise price of NIS 5.5 (approximately $1.40) per share and 268,333 with an exercise price of NIS 1.65 (approximately $0.42) per share.

Our 2015 Plan was adopted by our board of directors in February 2015, and expires on February 2025. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan.

Our 2015 Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, or the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The 2015 Plan also permits the grant to Israeli grantees of options that do not qualify under Section 102(b)(2).

Upon termination of employment for any other reason, other than in the event of death, disability, all unvested options will expire and all vested options will generally be exercisable for 6 months following termination, or such other period as determined by the plan administrator, subject to the terms of the 2015 Plan and the governing option agreement.

Upon termination of employment due to death or disability, all the vested options at the time of termination will be exercisable for 12 months, or such other period as determined by the plan administrator, subject to the terms of the 2015 Plan and the governing option agreement.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents as of March 1, 2016 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares (to whom we refer as our Major Shareholders). The data presented is based on information provided to us by the Major Shareholders or disclosed in public regulatory filings.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the shares listed below have sole investment and voting power with respect to, and the sole right to receive the economic benefit of ownership of, such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our Company.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percent of Class(2)

Amit Dror (3) (5)	2,774,369	7.4%

Sharon Fima (3) (5)	2,769,368	7.3%

Dagi Shahar Ben-Noon (3) (5)	2,769,368	7.3%

Simon Anthony-Fried (3) (5)	2,769,370	7.3%

Michael Ilan Management and Investments Ltd. (4)	4,478,756	11.8%

Trevor Green	2,286,545	6.1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(2)	The percentages shown are based on 37,605,051 Ordinary Shares issued and outstanding as of March 1, 2016.
(3)	Includes options to purchase 100,003 Ordinary Shares at an exercise price of NIS 5.5 per share.
(4)	Includes warrants to purchase 352,091 Ordinary Shares that are currently exercisable at an exercise price of NIS 9.00 (approximately $2.3647) per share. Based on information publically available from the Israeli Registrar of Companies, this entity is under control of, and affiliated with Mr. Michael Ilan of 6 Stricker St., Tel Aviv-Yafo, 6200608.
(5)	Amit Dror, Sharon Fima, Dagi Shahar Ben-Noon and Simon Anthony-Fried are parties to a shareholders voting agreement, pursuant to which the parties have agreed to vote together all of their voting securities. The figures in the table above include only the shares owned by each shareholder individually. In the aggregate, these shareholders hold approximately 29% of the voting power of the Company. See “Item 7.B. Related Party Transactions” for additional information.

Changes in Percentage Ownership by Major Shareholders

On August 25, 2014, we entered into the Merger with the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. As a result of the Merger, the four shareholders of the Subsidiary received an aggregate amount of approximately 37.4% our issued and outstanding Ordinary Shares, as of the date thereof.

For a detailed description of the Merger, see “Item 7B. Related Party Transactions – Merger Agreement and Private Placement Agreements.”

Record Holders

Based upon a review of the information provided to us by our transfer agent and custodian bank in the United States, as of March 1, 2016, there were a total of 4 holders of record of our shares, of which 1 record holder holding 4 shares, or approximately 0.00001% of our outstanding shares had a registered address in the United States, and the remaining 3 holders had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date. See “Related Party Transactions – Shareholders Agreement” for information regarding a voting agreement among certain of our shareholders.

B.	Related Party Transactions

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our chief executive officer and approved annually by our board of directors that also set the bonus targets for our chief executive officer.

Options

Since our inception we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Share Ownership—Stock Option Plans.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for six months after such termination.

Merger Agreement and Private Placement Agreements

On August 25, 2014, as part of a merger with our Subsidiary, we entered into a merger agreement and several private placement agreements whereby we issued an aggregate of 12,867,178 Ordinary Shares divided as follows: an aggregate of 6,931,301 shares were allocated to the then current shareholders of the Company at a price per share of NIS 0.81767 (approximately an $0.2308); and an aggregate of 5,935,875 Ordinary Shares were issued to various investors, including to Messrs. Shrem, Yoresh, Yogev and Ilan, at a price per share of NIS 0.8655 (approximately an $0.2443).  In addition, we granted four of our executive officers options to purchase 4,322,329 Ordinary Shares of the Company, which are exercisable at a price per share of NIS 0.8655 (approximately $0.2443).

As part of the foregoing merger agreement and investment, we entered into a private placement agreement with Michael Ilan, pursuant to which Mr. Ilan was provided with the right to appoint one member to our board of directors and a preemptive right with respect to any future issuance of our securities pursuant to a private placement of our Ordinary Shares.

Private Placement of Ordinary Shares

On January 13, 2015, we issued an aggregate of 1,508,572 Ordinary Shares pursuant to a private placement, at a price per share of NIS 1.40 (approximately $0.35). In addition, we issued warrants to purchase up to 1,508,572 Ordinary Shares, 50% of which at an exercise price of NIS 1.75 (approximately $0.44) per share, and 50% of which at an exercise price of NIS 2.25 (approximately $0.57) per share. These warrants will expire as follows: (i) warrants to purchase 754,286 of our Ordinary Shares will expire 18 months from the date of issuance, and (ii) warrants to purchase 754,286 of our Ordinary Shares will expire 36 months from the date of issuance.

As an extension to this private placement, on April 15, 2015, we issued an aggregate of 285,715 Ordinary Shares to Eli Yoresh, one of the Company's directors, and Itschak Shrem, the Company's Chairman, at a price per share of NIS 1.40 (approximately $0.35). In addition, we issued warrants to purchase up to 285,715 Ordinary Shares, 50% of which at an exercise price of NIS 1.75 (approximately $0.44) per share, and 50% of which at an exercise price of NIS 2.25 (approximately $0.57) per share. These warrants will expire as follows: (i) warrants to purchase 142,858 of our Ordinary Shares will expire 18 months from the date of issuance, and (ii) warrants to purchase 142,857 of our Ordinary Shares will expire 36 months from the date of issuance.

Shareholders Agreement

Four of our shareholders, who also serve as officers and directors of our Company, Amit Dror, Simon Anthony Fried, Sharon Fima and Dagi Shahar Ben-Noon, have entered to a shareholders voting agreement. Pursuant to the agreement, the parties have agreed to vote together all of their voting securities, except with respect to certain votes concerning the respective parties thereof. Also, pursuant to the agreement, each party has a right of first refusal and co-sale rights with respect to any disposition of securities by any party thereto, subject to certain standard exceptions.

Shareholders Loans

During 2012, 2013 and 2014, we received an aggregate of NIS 175,000 (approximately $45,000) in interest free loans from certain directors, officers and shareholders, including Amit Dror, Simon Anthony Fried, Sharon Fima and Dagi Shahar Ben-Noon. In May 2015, all of these loans were repaid in full.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcomes of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

On March 19, 2015, XJet Ltd. filed a lawsuit in the District Court in Tel Aviv-Jaffa, against us and certain of our officers, directors, and shareholders, including Amit Dror, Simon Fried, Dagi Ben-Noon, Sharon Fima, our employee, Hila Elimelech, and our Subsidiary. XJet has alleged, inter alia, that one or more of our officers and/or employees, previously employed by XJet, misappropriated together with the other defendants, XJet's trade secrets and proprietary technology relating to inkjet printing and 3D printing, and committed trademark infringement and unjust enrichment. XJet is seeking, inter alia, NIS 20 million in damages based on an estimate and an injunction on the alleged use of such trade secrets and proprietary technology.

In response to the lawsuit, we filed a statement of defense in May 2015, denying all of XJet’s material allegations. In October 2015, the court dismissed the claim against Sharon Fima and Hila Elimelech, without prejudice, and ordered XJet to pay certain expenses.

In light of the preliminary stage of the proceedings, we are unable to assess the outcome of the lawsuit. If the court grants XJet’s requested injunction, we may be required to make certain modifications to our 3D printer which could cause delays in the development and commercialization of our 3D printer. However, we believe that any possible injunction, if granted, would have no effect on the sales of our proprietary ink products.

Dividends

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10E. Taxation”, for additional information.

B.	Significant Changes

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Ordinary Shares have been trading on the TASE under the symbol “NNDM” since 1977. Our ADSs commenced trading on the OTCQB and OTCQX under the symbol “NNDMY” on July 29, 2015, and September 17, 2015, respectively. On March 7, 2016, our ADSs, each of which represents five of our Ordinary Shares, commenced trading on the NASDAQ Capital Market under the symbol “NNDM.”

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our Ordinary Shares on the TASE in NIS and U.S. dollars. U.S. dollar per Ordinary Share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS		U.S.$
	Price Per		Price Per
	Ordinary		Ordinary
	Share		Share
	High	Low	High	Low

Annual:
2015	798.5	151.4	207.3	38.6
2014	505	80.5	145.4	23
2013	125.8	80.6	34.2	23.2
2012	135.5	88.1	34.7	23
2011	312.4	113.2	88	29.8

Quarterly:
First Quarter 2016 (through March 1, 2016)	593.7	449.3	151.1	115.6
Fourth Quarter 2015	731.4	581.7	188.5	150.9
Third Quarter 2015	737	540	195.2	139.2
Second Quarter 2015	798.5	263.3	207.3	66.3
First Quarter 2015	341.4	151.4	86.7	38.6
Fourth Quarter 2014	172.7	121.8	47	32.2
Third Quarter 2014	244	144	71.2	41.5
Second Quarter 2014	505	115	145.4	33.1
First Quarter 2014	123.3	80.5	35.1	23

Most Recent Six Months:
February 2016	542	449.3	138.7	115.6
January 2016	593.7	476.9	151.1	120.1
December 2015	645.6	581.7	167.3	150.9
November 2015	715.6	605	185	155.9
October 2015	731.4	610.5	188.5	155.8
September 2015	641	599	165.2	154

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the OTCQB and OTCQX in U.S. dollars.

	U.S.$
	Price Per
	ADS
	High	Low

Quarterly:
First Quarter 2016 (through March 1, 2016)	8.25	5.772
Fourth Quarter 2015	9.5	7.31
Third Quarter 2015 (Since July 29, 2015)	10	7.04
Most Recent Six Months:
February 2016	7.59	5.772
January 2016	8.25	5.978
December 2015	8.81	7.31
November 2015	9.14	7.789
October 2015	9.5	7.92
September 2015	10	7.77
August 2015	10	7.04

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are listed on the TASE. Our ADSs are listed on the NASDAQ Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our registration number with the Israeli Registrar of Companies is 52-002910-9.

Purposes and Objects of the Company

Our purpose is set forth in Section 8 of our amended and restated articles of association and includes every lawful purpose.

The Powers of the Directors

Our board of directors shall direct our policy and shall supervise the performance of our chief executive officer and his actions. Our board of directors may exercise all powers that are not required under the Companies Law or under our amended and restated articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of our general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to our amended and restated articles of association, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on the board of directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as board members pursuant to the provisions of our amended and restated articles of association or any applicable law, upon the earlier. In addition, our amended and restated articles of association allow our Board of Directors to appoint directors to fill vacancies and/or as an addition to the Board of Directors (subject to the maximum number of directors) to serve until the next annual general meeting or earlier if required by our amended and restated articles of association or applicable law, upon the earlier. External directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Companies Law. See “Item 6.  C. Board Practices – External Directors.”

Annual and Special Meetings

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our Board of Directors, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our Board of Directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors or such number of directors equal to one quarter of the directors present at such a meeting; and/or (b) one or more shareholders holding, in the aggregate, 5% of our outstanding voting power.

Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our amended and restated articles of association;

●	the exercise of our Board of Director’s powers if our Board of Directors is unable to exercise its powers;

●	appointment or termination of our auditors;

●	appointment of directors, including external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law;

●	increases or reductions of our authorized share capital; and

●	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 25% of the total outstanding voting rights (instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules). If within half an hour of the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

If a general meeting was summoned following the request of a shareholder, then a quorum required in an adjourned general meeting, shall consist of at least one or more shareholders, which holds and represents at least 5% of the company's issued and outstanding share capital and at least 1% of the company voting rights, or one or more shareholder, which holds at least 5% of the Company’s voting rights.

Adoption of Resolutions

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our amended and restated articles of association. A shareholder may vote in a general meeting in person, by proxy or by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, in order to change the rights attached to any class of shares, such change must be adopted by the board of directors and at a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Right to Own Securities in Our Company

There are no limitations on the right to own our securities.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our Subsidiary). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares.  For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a "special" tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A "special" tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  In general, the tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase our registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which have not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;

●	subdivide our existing shares or any of them, our share capital or any of it, into shares of smaller nominal value than is fixed;

●	reduce our share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law; and

●	reduce shares from our issued and outstanding share capital, in such manner that those shares shall be cancelled and the nominal par value paid for those shares will be registered on our books as capital fund, which shall be deemed as a premium paid on those shares which shall remain in our issued and outstanding share capital.

C.	Material Contracts

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this annual report on Form 20-F, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, or “Item 7A. Major Shareholders” above.

On August 25, 2014, we entered into a merger transaction with our Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. Pursuant to the merger agreement, we issued an aggregate of 12,867,178 Ordinary Shares divided as follows: an aggregate of 6,931,301 shares were allocated to the then current shareholders of the Company at a price per share of NIS 0.81767 (approximately $0.2308); and an aggregate of 5,935,875 Ordinary Shares were issued to various investors, at a price per share of NIS 0.8655 (approximately $0.2443).  In addition, we granted four of our executive officers options to purchase 4,322,329 Ordinary Shares of the Company, which are exercisable at a price per share of NIS 0.8655 (approximately $0.2443).

In September 2014, we entered into an exclusive license agreement with Yissum, for three patents and patent applications that cover the unique method of manufacturing our consumable nano-conductive ink for the 3D printing of electronic circuits. The agreement was amended and restated in April 2015. Pursuant to the amended license agreement, we will be required to pay Yissum royalties at the rate of approximately 3% of the total sales of the conductive ink. The exclusive license agreement is in effect for the longer of remaining usable life of the patents and patent applications, or 15 years.

D.	Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum of association or amended and restated articles of association or by the laws of the State of Israel.

E.	Taxation.

Israeli Tax Considerations and Government Programs

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares and ADSs. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of January 2016, the corporate tax rate is 25%. In 2014-2015, the corporate tax rate was 26.5%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax Benefits and Grants for Research and Development

Under the R&D Law research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist, or OCS, are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the OCS. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire OCS grant is repaid, together with an annual interest generally equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

The terms of the R&D Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the OCS. Under the regulations of the R&D Law, assuming we receive approval from the Chief Scientist to manufacture our OCS-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant

Up to 50%	120%
between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the Chief Scientist and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the R&D Law from obtaining the prior approval of the OCS. A company requesting funds from the OCS also has the option of declaring in its OCS grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the R&D Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the OCS approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its OCS grant application.

The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the R&D Law. The approval, however, is not required for the export of any products developed using grants received from the Chief Scientist. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate OCS grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the OCS in case of transfer of know how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed 6 times the value of the grants received plus interest, with a possibility to reduce such payment to up to 3 times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the OCS.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the R&D Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval or the OCS for certain actions and transactions and pay additional royalties to the OCS. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the R&D Law, requires a prior written notice to the OCS in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the R&D Law, we may be subject to criminal charges.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

Tax Benefits

The Investment Law grants tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. Tax Considerations

U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES AND AMERICAN DEPOSITORY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares and ADSs. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares or ADSs that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the U.S. Internal Revenue Service, or IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares or ADSs through a partnership or other pass-through entity are not considered.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares or ADSs, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares or ADSs are readily tradable on the NASDAQ Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC, as described below under “Passive Foreign Investment Companies”. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares or ADSs will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally be considered passive category income for such purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares or ADSs. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Taxation of the Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies”, upon the sale, exchange or other disposition of our Ordinary Shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

Gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares or ADSs will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares or ADSs is generally allocated to U.S. source income. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs is subject to limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We believe that we will not be a PFIC for the current taxable year and do not expect to become a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares or ADSs while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Ordinary Shares or ADSs which are regularly traded on a qualifying exchange, including the NASDAQ Capital Market, can elect to mark the Ordinary Shares or ADSs to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Ordinary Shares or ADSs and the U.S. Holder’s adjusted tax basis in the Ordinary Shares or ADSs. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our Ordinary Shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares or ADSs in the event that we are a PFIC.

Tax on Net Investment Income

For taxable years beginning after December 31, 2013, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Ordinary Shares or ADSs

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares or ADSs.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or ADSs or gain from the disposition of our Ordinary Shares or ADSs if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; (2) in the case of a disposition of our Ordinary Shares or ADSs, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares or ADSs if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 28% with respect to cash dividends and proceeds from a disposition of Ordinary Shares or ADSs. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts (FBAR) if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. You may read and copy the annual report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC's website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

In addition, since our Ordinary Shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

We maintain a corporate website http://www.nano-di.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report on Form 20-F. We have included these website addresses in this annual report on Form 20-F solely as inactive textual references.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of NIS/U.S. dollar exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would increase/decrease our loss for 2015 by 1.4% and 2.8%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Fees and Expenses

The following table shows the fees and expenses that a holder of our ADSs may have to pay, either directly or indirectly:

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.05 (or less) per ADS.	Any cash distribution to ADS holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders.
$.05 (or less) per ADS per calendar year.	Depositary services.
Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.
Expenses of the depositary.	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars.
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes.	As necessary.
Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2015, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at www.nano-di.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2015 and 2014.

The following table provides information regarding fees paid by us to Somekh Chaikin and/or other member firms of KPMG International for all services, including audit services, for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2014	2015

Audit fees (1)	$30,000	$75,000
Audit-related fees	-	-
Tax fees (2)	-	-
All other fees	-	-

Total	$30,000	$75,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Includes professional fees related to tax returns, transfer pricing and consulting on state and sales tax in the United States.

Pre-Approval of Auditors' Compensation

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, we are required to comply with the NASDAQ Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the NASDAQ Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the NASDAQ Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the NASDAQ Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the NASDAQ Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the NASDAQ Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the NASDAQ Stock Market rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the NASDAQ Stock Market rules with respect to the CEO and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

Shareholder approval is generally required for officer compensation in the event (i) approval by our board of directors and our compensation committee is not consistent with our office holder compensation policy, or (ii) compensation required to be approved is that of our chief executive officer who is not a director or an executive officer who is also the controlling shareholder of our company (including an affiliate thereof). Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted at the meeting, excluding for such purpose any abstentions disinterested majority, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed 2% of the voting rights in our company.

Additionally, approval of the compensation of an executive officer who is also a director requires a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our office holder compensation policy. Our compensation committee and board of directors may, in special circumstances, approve the compensation of an executive officer (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholders’ objection, based on specified arguments and taking shareholders’ objection into account. Our compensation committee may further exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements set forth for an external director, from requiring shareholder approval, if such engagement is consistent with our office holder compensation policy and our compensation committee determines based on specified arguments that presentation of such engagement to shareholder approval is likely to prevent such engagement. To the extent that any such transaction with a controlling shareholder is for a period exceeding three years, approval is required once every three years.

A director or executive officer may not be present when the board of directors of a company discusses or votes upon a transaction in which he or she has a personal interest, except in case of ordinary transactions, unless the chairman of the board of directors determines that he or she should be present to present the transaction that is subject to approval.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under NASDAQ Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. C. Board Practices – External Directors.” Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the NASDAQ Stock Market rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable NASDAQ and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “unaffiliated directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the NASDAQ Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with NASDAQ Listing Rule 5635. In particular, under this NASDAQ Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the NASDAQ Stock Market rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of Nano Dimension Ltd., filed as Exhibit 1.1 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

2.1	Amended and Restated Form of Depositary Agreement among Nano Dimension Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 1 to the Post Effective Amendment No. 1 to Form F-6 (File No. 333-204797) filed on February 22, 2016, and incorporated herein by reference.

4.1^	Amended and Restated License Agreement, dated April 2, 2015, by and between the Company and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd., filed as Exhibit 4.1 to Form 20-F/A (File No. 001-37600) filed on February 29, 2016, and incorporated herein by reference.

4.2	Summary Translation of Merger Agreement, dated May 18, 2014, and as amended on July 9, 2014, by and between Z.B.I and Nano Dimension Technologies Ltd. (formerly, Hyrax Technologies B.F. 2012 Ltd.), filed as Exhibit 4.2 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

4.3	Summary Translation of Private Placement Agreement, dated July 3, 2014, between the Company and Michael Ilan Management and Investment Ltd., filed as Exhibit 4.3 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

4.4	Nano Dimension Ltd. 2015 Stock Option Plan, filed as Exhibit 4.4 to Form 20-F/A (File No. 001-37600) filed on February 29, 2016, and incorporated herein by reference.

4.5	Employment Agreement, dated October 13, 2015, between the Company and Amit Dror, filed as Exhibit 4.5 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

4.6	Employment Agreement, dated October 13, 2015, between the Company and Simon Fried, filed as Exhibit 4.6 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

4.7	Employment Agreement, dated October 14, 2015, between the Company and Sharon Fima, filed as Exhibit 4.7 Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

4.8	Employment Agreement, dated October 14, 2015, between the Company and Dagi Ben-Noon, filed as Exhibit 4.8 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

4.9	Voting Agreement, dated August 5, 2014, between Simon Anthony Fried, Amit Dror, Dagi Shahar Ben-Noon and Sharon Fima, filed as Exhibit 4.9 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350, furnished herewith.

^	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NANO DIMENSION LTD.

By:	/s/ Amit Dror
Amit Dror
Chief Executive Officer

Date: March 8, 2016

Nano-Dimension Ltd.

Consolidated Financial Statements as of December 31, 2015

F-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders Nano Dimension Ltd.

We have audited the accompanying consolidated statements of financial position of Nano Dimension Ltd. (hereinafter – the “Company”) and its subsidiary as of December 31, 2014 and 2015 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiary as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin Certified Public Accountants (Isr.) Member firm of KPMG International Tel-Aviv, Israel March 7, 2016

Nano Dimension Ltd.

Consolidated Statements of Financial Position

		December 31,		Convenience translation into US dollars (Note 2R) December 31,
	Note	2014	2015	2015
		Thousand NIS	Thousand NIS	Thousand USD

Assets
Cash and cash equivalents	3	806	33,811	8,665
Restricted deposits		-	500	128
Other receivables	4	479	1,030	264
Total current assets		1,285	35,341	9,057

Restricted deposits		-	428	110
Property plant and equipment, net	5	1,135	4,414	1,131
Intangible assets	2.K	-	11,355	2,910
Total non-current assets		1,135	16,197	4,151
Total assets		2,420	51,538	13,208

Liabilities
Trade payables		210	1,727	442
Other payables	6	1,027	1,814	465
Loans from controlling shareholders	7	150	-	-
Total current liabilities		1,387	3,541	907

Liability in respect of government grants	8	370	993	254
Total liabilities		1,757	4,534	1,161

Equity
Share capital	10	2,337	3,863	990
Share premium		14,334	63,054	16,160
Treasury shares		(5,260)	(5,260)	(1,348)
Warrants		2,466	6,934	1,777
Capital reserve from transactions with controlling shareholders		1,866	1,866	478
Capital reserve for share-based payments		62	12,681	3,250
Accumulated loss		(15,142)	(36,134)	(9,260)
Total equity		663	47,004	12,047
Total liabilities and equity		2,420	51,538	13,208

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the Year Ended December 31,			Convenience translation into US dollars (Note 2R) Year ended December 31,
	Note	2013	2014	2015	2015
		Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD

Research and development expenses, net	11.A	806	3,339	11,153	2,858

General and administrative expenses	11.B	134	1,426	11,229	2,878

Other income		40	62	6	1

Operating loss		(900)	(4,703)	(22,376)	(5,735)

Listing expenses		-	9,358	-	-

Finance income	11.C	1	1	1,529	392

Finance expense	11.C	35	118	145	37

Total comprehensive loss		(934)	(14,178)	(20,992)	(5,380)

Basic and diluted loss per share (in NIS)	13	(0.25)	(1.11)	(0.78)	(0.2)

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity	Convenience translation into US dollars (Note 2R)
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD
For the year ended December 31, 2015:
Balance as of January 1, 2015	2,337	14,334	(5,260)	2,466	1,866	62	(15,142)	663	170
Issuance of ordinary shares and warrants, net	1,498	48,054	--	4,532	--	--	--	54,084	13,861
Exercise of warrants and options	28	666	--	(64)	--	(109)	--	521	134
Share-based payments	--	--	--	--	--	12,728	--	12,728	3,262
Net loss	--	--	--	--	--	--	(20,992)	(20,992)	(5,380)

Balance as of December 31, 2015	3,863	63,054	(5,260)	6,934	1,866	12,681	(36,134)	47,112	12,047

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Other capital reserves	Accumulated loss	Total equity (deficit)
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS
For the year ended December 31, 2014:
Balance as of January 1, 2014 (*)	1,743	10,196	(5,260)	2,466	776	--	(9,145)	(964)	(188)
Effect of reverse acquisition	--	--	--	--	--	--	9,145	--	9,145
Issuance of share capital, net	594	4,138	--	--	--	--	--	--	4,732
Capital contribution from transactions with controlling shareholders	--	--	--	--	1,090	--	--	--	1,090
Share-based payments	--	--	--	--	--	62	--	--	62
Net loss	--	--	--	--	--	--	--	(14,178)	(14,178)

Balance as of December 31, 2014	2,337	14,334	(5,260)	2,466	1,866	62	--	(15,142)	663

(*) Restated as a result of the retroactive implementation of a reverse acquisition.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Changes in Equity (Continued)

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Other capital reserves	Accumulated loss	Total equity (deficit)
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS
For the year ended December 31, 2013: (*)
Balance as of January 1, 2013	1,743	10,196	(5,260)	2,466	23	(9,145)	(30)	(7)
Capital contribution from transactions with controlling shareholders	--	--	--	--	753	--	--	753
Net loss	--	--	--	--	--	--	(934)	(934)

Balance as of December 31, 2013	1,743	10,196	(5,260)	2,466	776	(9,145)	(964)	(188)

(*) Restated as a result of the retroactive implementation of a reverse acquisition.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Cash Flow

	For the Year Ended December 31,			Convenience translation into US dollars (Note 2R) Year ended December 31,
	2013(*)	2014	2015	2015
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD
Cash flow from operating activities:
Net loss	(934)	(14,178)	(20,992)	(5,380)
Adjustments:
Depreciation	5	30	141	36
Listing expenses	--	9,193	--	--
Revaluation of controlling shareholders loans	32	36	25	6
Government grants in respect of research and development expenses	--	(188)	--	--
Revaluation of liability in respect of government grants	--	42	77	20
Revaluation of derivative instruments	--	--	(1,434)	(368)
Other financing expenses	--	--	292	75
Controlling shareholder wages and accompanying expenses	715	1,051	--	--
Loss from disposal of property plant and equipment	--	--	206	53
Share-based payments	--	62	7,440	1,907
	752	10,226	6,747	1,729
Changes in assets and liabilities:
Increase in other receivables	(5)	(429)	(423)	(109)
Increase in other payables	71	703	610	156
Increase in trade payables	--	210	1,069	274
	66	484	1,256	321
Net cash used in operating activities	(116)	(3,468)	(12,989)	(3,330)

Cash flow from investing activities:
Investment in restricted bank deposits	--	--	(928)	(238)
Decrease in short term deposits	36	--	--	--
Development expenditure capitalized as intangible assets	(30)	--	(5,819)	(1,491)
Acquisition of property plant and equipment	--	(1,131)	(3,331)	(853)
Net cash provided by (used in) investing activities	6	(1,131)	(10,078)	(2,582)

Cash flow from financing activities:
Cash acquired upon reverse acquisition	--	79	--	--
Proceeds from issuance of ordinary shares and warrants, net		4,732	55,518	14,228
Exercise of warrants and options	--		521	134
Short-term loans received	--	65	--	--
Amounts recognized in respect of government grants liability	--	516	500	128
Proceeds from controlling shareholder loans	88	37	--	--
Payment of controlling shareholder loans	(23)	(29)	(175)	(45)
Net cash provided by financing activities	65	5,400	56,364	14,445
Increase (decrease) in cash and cash equivalents	(45)	801	33,297	8,533
Cash and cash equivalents at beginning of the year	50	5	806	207
Effect of exchange rate fluctuations on cash and cash equivalents	--	--	(292)	(75)
Cash and cash equivalents at end of year	5	806	33,811	8,665

(*) Restated as a result of the retroactive implementation of a reverse acquisition.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 1 – General

A.	Reporting Entity

Z.B.I. Ltd. was established in Israel in 1960 and its shares have been traded on the Tel Aviv Stock Exchange since 1977. On March 7, 2014, Z.B.I. Ltd. distributed the shares of its subsidiary, B.G.I. Investments (1961) Ltd., to its shareholders (dividend in-kind), such that after said distribution, it became a “shell corporation”. On October 29, 2014, Z.B.I. Ltd. changed its name to its current name, Nano Dimension Ltd. (hereinafter – the "Company"). As of the date of the completion of the reverse acquisition (see subsection B, infra), the Company engages, by means of the subsidiary Nano Dimension Technologies Ltd. (hereinafter – "Nano–Technologies"), in research and development of a three-dimensional (3-D) printer (which prints electronic circuits boards- PCB cards) and development of nanotechnology based conductive ink, which are products that are necessary, supplementary, and tangential (accessorial) to the 3-D printer and printing of conductors in general.

Since August 25, 2014, the Company has devoted substantially all of its financial resources to develop its products and has financed its operations primarily through the issuance of equity securities. The amount of the Company's future net losses will depend, in part, on completing the development of its products, the rate of its future expenditures and its ability to obtain funding through the issuance of securities, strategic collaborations or grants. The Group has not yet commercialized any of its products and has not generated any revenue. The Group's ability to generate revenue and achieve profitability depends on its ability to successfully complete the development of, and to commercialize, its products. The Group was able to obtain funding thus far and believes it has enough funding to complete the development of its products.

B.	On August 25, 2014, the acquisition of Nano–Technologies by the Company (hereinafter- the "Acquisition") was completed, and the shareholders of Nano–Technologies received approximately 37.38% of the Company’s ordinary shares. Based on the guidance in International Financial Reporting Standards (hereinafter – "IFRS") 3 Business Combinations, this transaction was accounted for by analogy to a reverse acquisition, as the shareholders of Nano–Technologies hold significantly more voting rights than any other vote holder with the other shareholdings widely dispersed, and the former shareholders of Nano–Technologies dominate the management of the Company. Hence, it was determined that the Company was the acquired entity for accounting purposes and that the Company was not an actual business (but rather a public shell corporation). The financial statements were prepared as a continuation of Nano–Technologies' financial statements and the assets and liabilities have been recognized at their carrying amounts in Nano–Technologies immediately prior to the transaction. Furthermore, the Company's comparative figures were restated to reflect Nano–Technologies' financial position and operating results as if it has always owned the operations acquired in the Acquisition.

In light of the above, balances of assets, liabilities and expenses which refer to the Company's past operations prior to the Acquisition are excluded from these financial statements, except for adjusting retroactively the legal share capital to reflect the legal share capital of the Company.

The consideration for the Acquisition consists of shares issuance listing expenses, which in accordance with IFRS 2 Share-based Payment, were recognized in the statement of Profit or Loss and Other Comprehensive Income in the amount of NIS 9,358,000. The amount of the expenses represents the effective cost of the Acquisition of the Company, and was determined based on the fair value of the Company’s traded shares, a public shell on the Acquisition date.

The Company's ordinary shares are traded on the Tel Aviv Stock Exchange. In addition, the Company's American Depositary Shares ("ADSs") are quoted on the OTCQX. In February 2016, the Company received approval for listing its ADSs on the Nasdaq Capital Market.

C.	Definitions

In these financial statements –

The Company – Nano Dimension Ltd.

The Group – The Company and Nano–Technologies.

Related party – Within its meaning in International Accounting Standards (hereinafter – "IAS") 24 (2009) Related Party Disclosures.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Nano–Technologies' accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

A.	Basis for presentation of the financial statements

The Group’s financial statements as of December 31, 2015 and December 31, 2014 and for each of the two years in the period ended on December 31, 2015 comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The financial statements have been prepared under the historical cost convention, subject to adjustments for revaluation of certain financial liabilities (including derivative instruments) to fair value through profit or loss.

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 7, 2016.

B.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS as issued by the IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Company to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Below is information about assumptions made by the Group with respect to estimates and judgments:

-	Contingent liabilities

The evaluations of provisions and contingent liabilities are based on best professional judgment, taking into consideration the stage of the proceedings, as well as cumulative legal experience in the various topics. Whereas the results of the lawsuits shall be determined by the courts, these results may differ from these evaluations.

-	Intangible assets

On August 1, 2015, the Group met all the required conditions to recognize intangible assets in accordance with IAS 38 Intangible Assets and started recognizing intangible assets arising from internal development. The capitalization is the outcome of meeting all the criteria in IAS 38, which are development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. Development expenses in the period until August 1, 2015 were expensed as incurred.

C.	Subsidiary

A subsidiary is an entity controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of the subsidiary are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of the subsidiary are aligned with the policies adopted by the Group.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

D.	Functional currency and presentation currency

(1)	Functional currency and presentation currency

These financial statements are presented in New Israeli Shekels (NIS), which is the Group’s functional currency. The figures in the tables are rounded to the nearest one thousand, unless otherwise noted. The NIS is the currency that represents the principal economic environment in which the Group operates.

(2)	Foreign currency transactions

Transactions in foreign currencies (currency other than the NIS) are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on translation are recognized in profit or loss.

(3)	Index linked financial items

Financial assets and liabilities which according to their terms are linked to changes in the Israeli Consumer Price Index (hereinafter – the "Index") are adjusted according to the relevant Index on every reporting date in accordance with the terms of the agreement. Linkage differences deriving from said adjustment are recorded to profit and loss.

(4)	Below are details regarding the Index and the exchange rate of the U.S. dollar (hereinafter – "Dollar" or "$"):

	Consumer Price Index	Dollar

December 31, 2015	101.184	3.902
December 31, 2014	102.1	3.889
December 31, 2013	102.3	3.471
Change in percentages:
Year ended December 31, 2015	(0.9)	0.33
Year ended December 31, 2014	(0.2)	12.0
Year ended December 31, 2013	1.8	(7.0)

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

E.	Financial instruments

(1)	Non-derivative Financial assets

Initial recognition of financial assets

The Group initially recognizes loans and receivables and deposits on the date that they are created. Non-derivative financial instruments are comprised of other receivables and cash and cash equivalents.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents and other receivables.

Cash and cash equivalents

Cash and cash equivalents include cash balances available for immediate use.

Cash equivalents include short-term deposits with a banking corporation (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

(2)	Non derivative Financial Liabilities

Non-derivative financial liabilities include loans and borrowings from banking corporations and others, and trade and other payables.

Initial recognition of financial liabilities

The Group initially recognizes financial liabilities on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset in the framework of deferred expenses in the statement of financial position. These transaction costs are deducted from the financial liability upon its initial recognition, or are amortized as financing expenses in the statement of Profit or Loss and Other Comprehensive Income when the issuance is no longer expected to occur.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

(3)	Derivative Financial Liabilities- Determination of fair value

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. Further information about the assumptions that were used to determine fair value is included in Note 15.H, on financial instruments.

When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

●	Level 3: inputs that are not based on observable market data (unobservable inputs).

F.	Property plant and equipment

Property plant and equipment are presented according to cost, including directly attributed acquisition costs, less accumulated depreciation and losses from accrued decrease in value. Improvements and upgrades are included in the assets’ costs whereas maintenance and repair costs are recognized in profit and loss as accrued.

The depreciation is calculated in equal yearly rates during the period of the useful life of the assets, as follows:

%

Development equipment	7 - 15
Computers	33
Furnishings and equipment	7 - 15
Leasehold Improvements	Over the period of the rental agreement

G.	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset, for which the estimated future cash flows from the asset were not adjusted.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

H.	Provisions

A provision for claims is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. When the value of time is material, the provision is measured at its present value.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

I.	Treasury shares

When share capital recognized as equity is repurchased by the Group, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus on the transaction is carried to share premium, whereas a deficit on the transaction is deducted from retained earnings.

J.	Other Income

Other Income was generated from specific projects that are not a part of the Group's core business and are treated as non-recurring income that is recognized as other income in the reporting period for which the services were provided.

K.	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset.

The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. During 2015, the Group capitalized development expenses with regard to the internal development of a product in an amount of NIS 11,355 thousands. Other research and development expenditure is recognized in profit or loss as incurred.

Since the products currently in development are not yet ready for sale, the Group did not start amortizing the intangible asset arising from capitalization of development expenses.

L.	Government grants

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant.

Grants from the Israeli Office of the Chief Scientist of the Ministry of Economy (hereinafter – the “OCS”) in respect of research and development projects are accounted for as forgivable loans according to IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. Grants received from the OCS are recognized as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the amount received and the fair value on the date of receiving the grant is recognized as a deduction of research and development expenses.

M.	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards.

Share-based payment arrangements in which the subsidiary grants rights to parent company equity instruments to its employees are accounted for by the Group as equity-settled share-based payment transactions.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

N.	Employee benefits

The Group’s liability for severance pay for its employees is calculated pursuant to Israeli Severance Pay Law (1963) (hereinafter the “Severance Pay Law”). The Group’s liability is covered by monthly deposits with severance pay funds, insurance policies and by an accrual on the consolidated statements of financial position. For all of the Group's employees, the payments to pension funds and to insurance companies exempt the Group from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law, which is accounted for as a defined contribution plan. Accumulated amounts in pension funds and in insurance companies are not under the Group's control or management and, accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the consolidated statements of financial position.

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees.

O.	Loss per share

The Group presents basic and diluted loss per share for its ordinary shares. Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury shares. Diluted loss per share is determined by adjusting the loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential ordinary shares, which comprise share options and share options granted to employees.

P.	The operating cycle

The operating cycle period of the Group is 12 months.

Q.	New standards and interpretations not yet adopted

(1)	IFRS 9 (2014) – Financial Instruments

IFRS 9 Financial Instruments published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment of financial assets and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions.

The Group is assessing the potential impact on its financial statements resulting from the application of IFRS 9.

(2)	IFRS 15 – Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2017 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.

The Group is assessing the potential impact on its financial statements resulting from the application of IFRS 15.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

(3)	IFRS 16- Leases

IFRS 16 Leases replaces IAS 17 – Leases and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present.

The standard will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15 Revenue from contracts with customers.

The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date.

The Group has not yet commenced examining the effects of adopting the amendments on the financial statements.

R.	Convenience translation into U.S. dollars

For the convenience of the reader, the reported NIS figures as of December 31, 2015 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2015 (NIS 3.902 = $1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Note 3 – Cash and cash equivalents

	December 31,
	2014	2015
	Thousand NIS	Thousand NIS

Bank accounts	726	33,811
Bank deposits	80	--
	806	33,811

Note 4 – Other receivables

	December 31,
	2014	2015
	Thousand NIS	Thousand NIS

Government authorities	428	639
Others	51	391
	479	1,030

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 5 – Property plant and equipment

	Development equipment	Computers	Furniture and equipment		Leasehold improvements	Total
	Thousand NIS	Thousand NIS	Thousand NIS		Thousand NIS	Thousand NIS
Cost
As of January 1, 2014	7	6	24		2	39
Additions	1,005	81	13		32	1,131
As of December 31, 2014	1,012	87	37		34	1,170
Additions	2,047	654	116		910	3,727
Disposals	(161)	-	(5)		(58)	(224)
As of December 31, 2015	2,898	741	148		886	4,673

Depreciation accrued
As of January 1, 2014	1	1	2		1	5
Additions	17	7	4		2	30
As of December 31, 2014	18	8	6		3	35
Additions	111	111	7		13	242
Disposals	(12)	-	-	*	(6)	(18)
As of December 31, 2015	117	119	13		10	259

Carrying amount
As of December 31, 2015	2,781	622	135		876	4,414
As of December 31, 2014	994	79	31		31	1,135

During the year ended December 31, 2015, the Group acquired property plant and equipment on credit in the amount of NIS 395,544.

Depreciation expenses include expenses in an amount of approximately NIS 101,000 that were capitalized to an intangible asset- see note 2.K.

Note 6 – Other payables

	December 31,
	2014	2015
	Thousand NIS	Thousand NIS

Accrued expenses	532	215
Employees and related liabilities	223	1,090
Government authorities	105	316
Advance from government grants (*)	127	--
Current maturities in respect of government grants (*)	--	96
Others	40	97
	1,027	1,814

(*) See Note 8.

Note 7 – Loans from controlling shareholders

The loans granted by certain of the Company’s controlling shareholders do not bear interest. Implied interest expenses have been recognized in these financial statements with respect to such loans.

The loans have been recorded at their present values (discount of NIS 25,000 in 2014).

In May 2015, the Group repaid in full the controlling shareholders loans.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 8 – Liability in respect of government grants

	2014	2015
	Thousand NIS	Thousand NIS
Balance as of January 1	--	370
Amounts recognized during the year	643	883
Amounts not yet recognized as a grant (advances)	(127)	--
Amounts not yet received	--	142
Amounts recognized as an offset from research and development expenses	(188)	(383)
Revaluation of the liability	42	77
Balance as of December 31	370	1,089
Current maturities in respect of government grants	--	(96)
Long term liability in respect of government grants	370	993

On September 30, 2014, Nano-Technologies received an approval from the OCS to finance a development project in a scope of up to NIS 3,700,000, while the OCS’s share of financing the aforesaid amount would be up to 50%. In consideration, Nano-Technologies undertook to pay the OCS royalties in the rate of 3% of the future sales up to the amount of the grants received. During 2015, the Group received grants from the OCS in a total amount of approximately NIS 883,000. In addition, NIS 142,000 are grants that the Group is entitled to receive but were not yet received. On the date on which the grants were received, the Group recognized liability in a total of approximately NIS 500,000, which was calculated based on discounting the Group’s management estimations regarding the royalties that are expected to be paid to the OCS from future expected sales. The difference between the recognized grant and the value of the liability on the initial recognition date amounted to approximately NIS 383,000 and was recognized in profit and loss as a decrease in research and development expenses.

On December 22, 2015, Nano-Technologies received a grant approval from the OCS to support its development of a 3D PCB printer. The approved budget is up to NIS 4.4 million, and the contribution by the OCS to the research and development budget is 50% of expenditures. As of the balance sheet date, the Group had not yet received grants with respect to this approval.

Note 9 – Commitments and contingent liabilities

A.	Commitments

On September 15, 2014, Nano-Technologies engaged in a licensing agreement with Yissum – Research Development Company of the Hebrew University of Jerusalem, Ltd. (hereinafter – "Yissum"), whereby Nano-Technologies would be granted an exclusive right to use the patents owned by Yissum, which will enable Nano-Technologies to manufacture nano-conductive ink for printing electronic circuits with a unique method. In consideration for the exclusive usage right as stated, Nano-Technologies will pay Yissum royalties of approximately 3% of the total sales of the conductive ink (which are generated for Nano-Technologies after the conclusion of the development process and the beginning of the actual production and sale). The term of the licensing agreement is for the duration of the patents and patent requests.

On April 2, 2015, Nano-Technologies and Yissum entered into an amended and restated agreement pursuant to which the license granted to Nano-Technologies was expanded such that Nano-Technologies received exclusive rights for use of a unique method to produce silver nano-particles for the production of conductive ink for any purpose and any potential market that it defines as a target market. In addition, on May 14, 2015, in connection with the entry into the amended and restated agreement, the Company’s board of directors approved a grant of 559,097 non-tradable share-options to Yissum. The share options are immediately exercisable into 559,097 ordinary shares par value NIS 0.1 each of the Company during a period of five years and in consideration for an exercise price of NIS 2.7 per share. Subsequent to the above transaction and considering further developments, management performed a reassessment and determined that there are no clear plans on starting research and development projects for the use of the unique method to produce silver nano-particles for the production of conductive ink for any new purpose and any new potential market in the foreseeable future. Accordingly, the cost of the license was impaired and recognized as an expense.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 9 – Commitments and contingent liabilities (Continued)

B.	Contingent liabilities

On March 19, 2015, a claim was filed in the amount of NIS 20 million against the Company, Nano-Technologies, shareholders of the Company, officers and employees of the Group (hereinafter – the "Defendants"). The claim was filed by a third party (hereinafter – the "Plaintiff") alleging that commercial secrets and technology that were developed by such third party in the field of printing with ink injection and printing 3-D entities was stolen, allegedly through an officer and additional employee of the Group that were employed thereby in the past. In addition, the Plaintiff sought to order the Defendants, if a claim is accepted, to cease to make use of the know-how and technology at the subject of the claim.

In May 2015, the Group filed a statement of defense, within which the Group denied the allegations attributed to it in the statement of claim, and in which it argues, inter alia, that it did not steal or make use of intellectual property or trade secrets belonging to the Plaintiff, that the production of ink based on silver nano-particles is based on a license lawfully held by the Group from Yissum, and on the basis of a specialized formulation developed by its staff, that the 3-D printing technology used by the Group is materially different from the printing technologies of the Plaintiff and that the patent applications filed by the Group in the United States claim technological inventions that are independent developments of the Group.

In October 2015, following the request of an officer and employee to dismiss the claim against them, and the consent of the plaintiff to delete the claim (while maintaining the right to file a claim against them in the Labor Court at a later date), the court ordered the dismissal of the claim only against the officer and the employee, and ordered the Plaintiff to pay expenses.

As of the date of the approval of the financial statements, in light of the preliminary stage of the proceeding, and before a document discovery process occurs and having all of the information and facts related to the matter, the Group, after taking legal advice, is unable to assess the chances of the claim. The financial statements do not include a provision for the aforesaid claim.

Note 10 – Equity

A.	The Company's share capital (in thousands of shares of NIS 0.1 par value)

	Ordinary shares
	2014	2015
Issued and paid-up share capital as at January 1	6,931	19,071
Issued for cash during the period	5,936	14,975
Issued in reverse acquisition	6,204	--
Exercise of share options during the period	--	275
Issued and paid-up share capital as at December 31	19,071	34,321
Authorized share capital	200,000	200,000

B.	Transactions with issued and paid up share capital

On May 18, 2014, the Company engaged with Nano-Technologies and its shareholders in a contingent agreement for a private placement (hereinafter- the "Agreement"), such that after the completion of the transaction, the Company will hold all of the issued and paid up capital of Nano-Technologies, and the shareholders of Nano-Technologies (hereinafter – the "Offerees") will be related parties in the Company and will appoint directors on their behalf (hereinafter – the "Transaction" or the "Merger Transaction"). The completion of the Transaction was contingent upon the fulfillment of completion of raising capital in a total amount of $1,500,000 that will be raised from investors in return to allocation of shares (hereinafter – "Capital Raising").

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 10 – Equity (Continued)

B.	Transactions with issued and paid up share capital (Continued)

On the date of the completion of the Transaction, and subject to the completion of the Capital Raising as stated, and subject to the fulfillment of the conditions precedent set forth in the Agreement, the Offerees will transfer to the Company all of their holdings in the shares of Nano-Technologies, constituting all of the issued and paid up capital, and in consideration the Company will allocate to Offerees 6,931,303 ordinary shares par value NIS 0.1 each of the Company which will constitute, after their allocation, and after the allocation of the Capital Raising shares, holdings at a rate of approximately 37.38% of the issued and paid up share capital of the Company and 4,322,329 non-tradable warrants that are exercisable into 4,322,329 ordinary shares par value NIS 0.1 each of the Company in an exercise price of NIS 0.8655 per share, provided that the Group meets the milestones set forth in the Agreement.

The milestones are based on the Company's revenues and market capitalization in the Tel Aviv Stock Exchange. As part of the Company’s engagement in the Merger Transaction, the Company engaged on July 3, 2014 in a private placement agreement with a third party (hereinafter – the "Investor"), whereby in consideration for a total of approximately NIS 2,569,000, the Company will allocate to the Investor 2,967,938 ordinary shares par value NIS 0.1 of the Company. As a part of the Agreement, the Investor was given the right to appoint a director on its behalf to the Company’s board of directors and the right to join a private allocation to the current related parties of the Company, in the event that the Company seeks to raise additional cash capital.

In addition, the Company engaged in agreements with additional investors whereby in consideration for a total of approximately NIS 1,378,000, the Company will allocate to investors 1,592,143 ordinary shares par value NIS 0.1 and it was determined that as a part of raising the capital, the Company will allocate to related parties therein 1,375,794 ordinary shares par value NIS 0.1 in consideration for a total of approximately NIS 1,191,000.

On August 17, 2014, the general meeting of the Company’s shareholders approved the Merger Transaction, including the allocation of shares and non-tradable warrants to Offerees and the allocation of shares to Investors and related parties. On August 25, 2014, the Merger Transaction, including the Capital Raising as stated was completed, and therefore, as of this date, the Company holds all of the issued and paid up capital of Nano-Technologies. This transaction was accounted for by analogy to a reverse acquisition, with the financial statements prepared as a continuation of Nano–Technologies financial statements, while the equity was adjusted to reflect retroactively the legal share capital of the Company.

In January 2015, the Company completed fund raising, in which the Company issued to investors 1,508,572 ordinary shares par value NIS 0.1 of the Company, which constituted approximately 7.5% of the issued and paid up share capital of the Company at that time, and 1,508,572 non-tradable warrants, which are exercisable into 1,508,572 ordinary shares par value NIS 0.1 of the Company according to the exercise terms determined. In addition, the Company has undertaken vis-à-vis the investors a price adjustment mechanism that will be activated if, during a period of 18 months from the issuance date, the Company performs additional fundraising, within which shares are allocated at a price that is lower than NIS 1.4 per share. The immediate consideration (gross) received as a result of the aforesaid fund raising amounted to a total of NIS 2,112,000. The immediate consideration (net) received as a result of the aforesaid fund raising amounted to a total of NIS 2,065,000. From the net issuance consideration, a total of approximately NIS 91,000 was attributed to the fair value of a financial derivative (adjustment mechanism). The remainder of the issuance consideration was attributed to equity instruments (shares and warrants), based on their relative fair value near the issuance date. Accordingly, a total of NIS 1,542,000 was attributed to shares and NIS 432,000 was attributed to warrants.

On February 16, 2015, the general meeting of the Company’s shareholders approved a private placement of 285,715 ordinary shares par value NIS 0.1 each of the Company, which constituted approximately 1.4% of the issued and paid up share capital on the same date and 285,715 non-tradable warrants, which are exercisable into 285,715 ordinary shares par value NIS 0.1 each of the Company according to the exercise terms determined, to the chairman of the Company’s board of directors and an additional director of the Company. The immediate consideration (gross and net) received as a result of the aforesaid fund raising amounted to a total of NIS 400,000.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 10 – Equity (Continued)

B.	Transactions with issued and paid up share capital (Continued)

The shares and warrants were issued in April 2015. In addition, the Company has undertaken vis-à-vis the investors a price adjustment mechanism that will be activated if, during a period of 18 months from the issuance date, the Company performs additional fundraising, within which shares are allocated at a price that is lower than NIS 1.4 per share. The issuance consideration was allocated to equity instruments (shares and warrants), based on the relative fair value thereof on the issuance date. Accordingly, a total of approximately NIS 254,000 was attributed to shares and a total of approximately NIS 146,000 was attributed to warrants.

In March 2015, the Company completed additional fund raising from investors and related parties of the Company, in which the Company issued 3,956,545 ordinary shares par value NIS 0.1 of the Company, which constituted approximately 16.5% of the Company’s issued and paid up share capital at the time. In addition, the Company has undertaken vis-à-vis the investors a price adjustment mechanism that will be activated if the Company performs additional fundraising during a period of 18 months from the issuance date, within which shares are allocated at a price that is lower than NIS 1.65 per share, or if shares are allocated at a price equal to or less than NIS 2 thereafter. The immediate consideration (gross) received as a result of the aforesaid fund raising amounted to a total of approximately NIS 6,528,000. The immediate consideration (net) received as a result of the aforesaid fund raising amounted to a total of approximately NIS 6,402,000. From the net issuance consideration, a total of approximately NIS 37,000 was attributed to a financial derivative (adjustment mechanism), in accordance with a valuation calculated by the Company with the assistance of an external appraiser. The remainder of the issuance consideration in the amount of approximately NIS 6,365,000 was attributed to share capital.

On July 29, 2015, the Company completed additional fund raising from investors and related parties of the Company, in which the Company issued 7,671,089 ordinary shares par value NIS 0.1 each of the Company, which constituted approximately 23.61% of the issued and paid up share capital of the Company on the same date and 3,835,546 non-tradable warrants, which are exercisable into 3,835,546 ordinary shares par value NIS 0.1 each of the Company, according to the exercise terms determined. In addition, the Company has undertaken vis-à-vis the investors a price adjustment mechanism that will be activated if the closing price of the Company's shares at the end of 60 days after the completion of the allocation and the average closing price of a share of the Company on the five days before the 60th day is less than NIS 5.5. Under this mechanism, the investors will be entitled to an allocation of shares that will reflect the difference between the share price and the price paid by them (hereinafter – the “Compensation”), while the share price based on which the Compensation is calculated will not be less than NIS 4.75. In addition, the Company undertook vis-à-vis the investors an additional price adjustment mechanism that will be activated if the Company performs additional fundraising during a period of 12 months from the allocation date, within which shares are allocated a price that is less than NIS 5.5 per share. The immediate (gross) consideration received in the issuance amounted to a total of approximately NIS 42,191,000. The net issuance consideration (after the reduction of issuance expenses) amounted to a total of approximately NIS 38,706,000. From the net issuance consideration, a total of approximately NIS 1,306,000 was attributed to a financial derivative (adjustment mechanism), in accordance with a valuation calculated by the Company with the assistance of an external appraiser. The remaining of the issuance consideration was attributed to equity instruments (shares and warrants), based on their relative fair value on the issuance date. Accordingly, a total of NIS 34,203,000 was attributed to shares and NIS 3,197,000 was attributed to warrants.

On December 1, 2015, the Company issued, as an extension to the issuance in July 29, 2015, pursuant to a private placement, an aggregate of 1,552,877 ordinary shares par value NIS 0.1 each of the Company. In addition, the Company issued non-tradable warrants to purchase up to 776,440 ordinary shares par value NIS 0.1 each of the Company at an exercise price of NIS 9.00 per share. These warrants will expire 24 months from the date of issuance. The total (gross) consideration was approximately NIS 8,541,000. The total (net) consideration was approximately NIS 7,946,000, which was attributed to equity instruments (shares and warrants), based on their relative fair value on the issuance date. Accordingly, a total of NIS 7,188,000 was attributed to shares and NIS 758,000 was attributed to warrants.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 10 – Equity (Continued)

C.	Treasury shares

As of December 31, 2015, the Company holds 527,032 ordinary shares par value NIS 0.1 of the Company, constituting approximately 1.5% of its issued and paid up share capital.

Note 11 – Further detail of profit or loss sections

	For the year ended December 31
	2013	2014	2015
	Thousands NIS	Thousands NIS	Thousands NIS
A. Research and development expenses
Payroll	715	1,565	11,268
Materials	37	292	2,299
Subcontractors	--	1,290	7,696
Patent registration	--	117	238
Depreciation	2	30	242
Rental fees and maintenance	49	166	878
Other	3	67	378
	806	3,527	22,999
Less – Development expenditure capitalized as intangible assets	--	--	(11,463)
Less – government grants	--	(188)	(383)
	806	3,339	11,153

B. General and administrative expenses
Payroll	--	491	3,208
Fees	4	70	108
Professional services	93	525	4,525
Directors pay	--	192	2,643
Office expenses	13	37	315
Other	24	111	430
	134	1,426	11,229

C. Finance income
Exchange rate differences	1	1	95
Revaluation of derivative instruments	--	--	1,434
	1	1	1,529
Finance expense
Interest on controlling shareholders loans	32	36	25
Bank fees and exchange rate differences	3	40	43
Revaluation of liability in respect of government grants	--	42	77
	35	118	145

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 12 – Taxes on income

A.	Corporate tax rate

The corporate tax rate in Israel during 2015 is 26.5% (in 2014 – 26.5% and 2013 – 25%).

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

On January 4, 2016, the Knesset plenum passed a law, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from 2016.

This change has no impact on the financial statements.

B.	Theoretical tax

The following presents the adjustment between the theoretical tax amount and the tax amount included in the financial statements:

	For the year ended December 31,
	2013	2014	2015
	Thousands NIS	Thousands NIS	Thousands NIS
Loss before taxes on income	(934)	(14,178)	(20,992)
Statutory tax rate	25%	26.5%	26.5%
Theoretical tax benefit	(234)	(3,757)	(5,563)
Increase in tax liability due to:
Issuance expenses	--	2,480	--
Unrecognized expenses	187	289	1,598
Losses and benefits for tax purposes and temporary provisions for which no deferred taxes were recorded	47	988	3,965
Taxes on income	--	--	--

C.	Tax assessments

The Company has final tax assessments until and including the 2009 tax year.

D.	Accumulated losses for tax purposes

As of the reporting date, the Group has net operating loss for tax purposes in the amount of approximately NIS 31 million. The Group has not included a tax asset for the aforesaid losses, in the absence of an expectation of using them in the foreseeable future.

Note 13 – Loss per share

	For the year ended December 31
	2013	2014	2015
Weighted average of number of ordinary shares used in the calculation of the basic and diluted loss per share (in thousands)	3,684	12,754	26,819
Net loss used in calculation (NIS thousands)	934	14,178	20,992

At December 31, 2015, 17,426,479 options (in 2014: 556,317, and 2013: 0) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 14 – Share-based payments

A.	On November 30, 2014, the Company’s board of directors approved the grant of 185,439 non-tradable share options to an external consultant of the Company. The share options are exercisable into 185,439 ordinary shares par value NIS 0.1 of the Company, which constituted approximately 0.8% of the Company’s share capital (on a fully diluted basis) at that date, in consideration for an exercise price of NIS 2 per share. 46,363 of the share options are exercisable immediately, and the remaining 139,076 share options will vest gradually over a period of 7 quarters, starting at January 1, 2015, provided that the consultant continues to be the Company’s consultant. The share options will expire at December 1, 2017.

On December 17, 2014, the Company’s board of directors approved the grant of 370,878 non-tradable share options to an additional external consultant of the Company. The share options are exercisable into 370,878 ordinary shares par value NIS 0.1 of the Company, which constituted approximately 1.6% of the Company’s share capital (on a fully diluted basis) at that date. 185,439 of the share options are exercisable immediately, for a period of 18 months from the grant date, in consideration for an exercise price of NIS 2 per share, and the remaining 185,439 share options are exercisable subject to a vesting period of 18 months, for a period of three years and in consideration for an exercise price of NIS 3 per share.

During 2015, the Company’s board of directors approved granting 609,888 non-tradable share options to an external consultant of the Company. The share options are exercisable into 609,888 ordinary shares par value NIS 0.1 each of the Company. 50,824 of the share options are exercisable immediately and the remaining 559,064 share options will vest in 11 equal quarterly batches over a period of 33 months, starting 3 months from the grant date. Each share option is exercisable during a period of three years from the vesting date, based on the amount of the financial benefit inherent in it on the exercise date (based on a cashless exercise mechanism). The exercise price of the first 304,944 shares is NIS 2 for each share option, and the exercise price of the remaining 304,944 shares is NIS 3 for each share option. The options include a cashless exercise mechanism.

On August 20, 2015, the Company’s board of directors approved the granting of 75,252 non-tradable share options to fund raising finders. The share options are exercisable into 75,252 ordinary shares par value NIS 0.1 each of the Company during a period of 24 months, in consideration for an exercise price of NIS 9 for each share.

On November 5, 2015, the Company granted to employees of the Company (including the Company's VP finance), 1,512,500 share options (non-tradable), which are exercisable into 1,512,500 ordinary shares par value NIS 0.1 of the Company. One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price of NIS 1.65 for each share option. The options include a cashless exercise mechanism.

On December 6, 2015, the Company issued non-tradable options to purchase 50,000 ordinary shares par value NIS 0.1 each of the Company to a service provider at an exercise price of NIS 9.00 per share. The options are exercisable immediately. Such options will expire 24 months from the date of issuance.

On December 6, 2015, the Company issued non-tradable options to purchase 100,000 ordinary shares par value NIS 0.1 each of the Company to an advisor at an exercise price of NIS 9.00 per share. Such options vest quarterly over two years and expire 48 months from the date of issuance. The options include a cashless exercise mechanism.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 14 – Share-based payment (Continued)

On December 13, 2015, the Company granted to employees of the Company 452,500 share options (non-tradable), which are exercisable into 452,500 ordinary shares par value NIS 0.1 of the Company. One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price of NIS 1.65 for each share option. The options include a cashless exercise mechanism.

B.	On February 16, 2015, the general meeting of the Company’s shareholders approved the granting of 370,878 non-tradable share options to the chairman of the board of directors, which are exercisable into 370,878 ordinary shares par value NIS 0.1 of the Company, subject to a vesting period of 2 years and for an expiration period of five years from the grant date, with an exercise price of NIS 1.75 per share. The options include a cashless exercise mechanism.

On July 20, 2015, the general meeting of the Company’s shareholders approved a grant of 1,600,000 share options (non-tradable) to the four controlling shareholders (divided equally among them), which are exercisable into 1,600,000 ordinary shares par value NIS 0.1 of the Company. Additionally, the general meeting of the Company’s shareholders approved a grant of 760,000 share options (non-tradable) to four directors of the Company (of which 400,000 share options are granted to the chairman of the board), which are exercisable into 760,000 ordinary shares par value NIS 0.1 each of the Company.

The share options granted to the four controlling shareholders of the Company, the chairman of the board of directors and the three additional directors of the Company will vest in 12 equal quarterly batches over a period of three years, and be exercisable during a period of five years from the grant date, in consideration for an exercise price of NIS 5.5 for each share. The options include a cashless exercise mechanism.

On October 21, 2015, the general meeting of the Company’s shareholders approved a grant of 360,000 share options (non-tradable) for each of the two external directors and the independent director, which are exercisable into 360,000 ordinary shares par value NIS 0.1 of the Company. The share options will vest in 12 equal quarterly batches over a period of three years, and be exercisable during a period of five years from the grant date, in consideration for an exercise price of NIS 5.5 for each share option. The options include a cashless exercise mechanism.

C.	On April 2, 2015, the Company’s board of directors approved a grant of 559,097 non-tradable share options to Yissum- see Note 9.A.

D.	The fair value of share options is measured using the Black-Scholes formula or Binomial pricing model. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average volatility of a sample of companies' shares which are similar in characteristics and operations to the Group, over the expected term of the options), expected term of the options, expected dividends, and the risk-free interest rate (based on government debentures).

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 14 – Share-based payment (Continued)

The following is the data used in determining the fair value of the share options:

	14.A	14.B	14.C
Number of share options granted	3,356,457	3,090,878	559,097
Fair value in the grant date (NIS thousand)	11,137	10,820	2,833
Range of share price (NIS)	1.507 – 7.07	2.76 – 7.24	7.03
Range of exercise price (NIS)	1.65 - 9	1.75 – 5.5	2.7
Range of expected share price volatility	49%-62.69%	55.63%-61.27%	57.26%
Range of expected life (years)	1.5 – 7.05	5	5
Range of weighted average of risk-free interest rate	0.23%-1.72%	1.01%-1.32%	1.15%
Expected dividend yield	--	--	--
Outstanding as of December 31, 2015	1,206,018	3,090,878	559,097
Exercisable as of December 31, 2015	578,009	382,123	559,097

E.	The number of share options granted to employees and included in Note 14.A are as follows:

2015
Outstanding at January 1	-
Granted during the year	1,965,000
Expired during the year	-
Exercised during the year (*)	(20,000)
Forfeited during the year	(80,000)
Outstanding at December 31 (**)	1,865,000
Exercisable as of December 31	226,667

(*)	The weighted average share price at the date of exercise for share options exercised in 2015 was NIS 1.65.

(**)	The exercise price of all of the outstanding options is NIS 1.65.

The weighted average contractual life of the outstanding options is 5.05 years.

F.	Expenses for share- based payments include expenses in an amount of approximately NIS 5,287,000 that were capitalized to an intangible asset- see note 2.K.

Note 15 – Financial instruments

A.	Risk management policy

The actions of the Group expose it to various financial risks, such as a market risk (including a currency risk, fair value risk regarding interest rate and price risk), credit risk, liquidity risk and cash flow risk for the interest rate. The comprehensive risk-management policy of the Group focuses on actions to limit the potential negative impacts on financial performance of the Group to a minimum. The Group does not typically use derivative financial instruments in order to hedge exposures. Risk management is performed by the Group’s Chief Executive Officer in accordance with the policy approved by the board of directors.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 15 – Financial instruments (Continued)

B.	Credit risk

The Group does not have a significant concentration of credit risks.

The cash and cash equivalents of the Group are deposited in Israeli banking corporations. In the estimation of the Group’s management, the credit risk for these financial instruments is low

C.	Classification of financial instruments

The following is a classification of the financial assets and financial liabilities of the Group for groups of financial instruments in accordance with IAS 39:

	December 31,
	2014	2015
	Thousands NIS	Thousands NIS
Financial assets
Cash and cash equivalents	806	33,811
Restricted deposits	-	928
Other receivables	51	249
	857	34,988
Financial liabilities
Financial liabilities measured at amortized cost	1,652	4,218

D.	Currency risk

A currency risk is the risk of fluctuations in a financial instrument, as a result of changes in the exchange rate of the foreign currency.

The following is the classification and linkage terms of the financial instruments of the Group (in NIS thousands):

	NIS	Linked to the dollar	Total
December 31, 2015
Cash and cash equivalents	14,395	19,416	33,811
Restricted deposits	928	--	928
Other receivables	249	--	249
	15,572	19,416	34,988
Financial liabilities at amortized cost	2,568	1,650	4,218
Total net financial assets	13,004	17,766	30,770

December 31, 2014
Cash and cash equivalents	806	--	806
Other receivables	51	--	51
	857	--	857
Financial liabilities at amortized cost	1,155	497	1,652
Total net financial liabilities	(298)	(497)	(795)

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 15 – Financial instruments (Continued)

The following is a sensitivity analysis of changes in the exchange rate of the dollar as of the report date:

Profit (loss) from the change NIS thousands
Increase at a rate of 5%	(293)
Increase at a rate of 10%	(586)
Decrease at a rate of 5%	293
Decrease at a rate of 10%	586

E.	Fair value of financial instruments

The fair value of the financial instruments of the Group is similar or equal to their book value.

F.	Equity management

The purpose of the Group in managing its equity is to maintain the Group’s ability to ensure the continuation of the business, thus generating yield for the shareholders, investors and other related parties. The Group is not subject to any requirements for minimum capital required or to obtaining a certain level of yield on its equity.

G.	Liquidity risk

The table below presents the repayment dates of the Group’s financial liabilities based on the contractual terms in undiscounted amounts:

	First year	Undetermined	Total
December 31, 2015
Trade payables	1,727	--	1,727
Other payables	1,718	96	1,814
Liability in respect of government grants	--	993	993
	3,445	1,089	4,534
December 31, 2014
Trade payables	210	--	210
Other payables	795	127	922
Controlling shareholders loans	--	175	175
Liability in respect of government grants	--	516	516
	1,005	818	1,823

H.	Level 3 financial instruments carried at fair value

Fair value is measured based on the Binomial model.

The table hereunder presents a reconciliation from the opening balance to the closing balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

Financial liabilities- Derivatives measured at Fair value through profit or loss
Balance as of January 1, 2015	-
Issuances	1,434
Total gains recognized in profit or loss (*)	(1,434)
Balance as of December 31, 2015	-

(*)	Under financing income and expenses.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 16 – Transactions and Balances with related parties

For the period prior to the reverse acquisition, the related parties referred to in this Note are Nano–Technologies related parties.

A.	Balances with related parties

	December 31,
	2014	2015
	Thousands NIS	Thousands NIS
Controlling shareholders loans (see Note 7)	150	--
Other payables	241	241

B.	Controlling shareholder benefits

	Year ended on December 31,
	2013	2014	2015
	Thousands NIS	Thousands NIS	Thousands NIS
Salaries and related expenses- related parties employed by the Group (*)	715	1,788	3,675
Number of related parties	2	4	4
Compensation for directors not employed by the Group	--	192	2,643
Number of directors	--	6	8

(*)	In 2014 and 2013, expenses in the amount of approximately NIS 1,051,000 and approximately NIS 715,000, respectively, with respect to services rendered by the controlling shareholders are included at their fair value amount in the financial statements against capital reserves as these services were not remunerable.

C.	On February 16, 2015, the general meeting of the Company’s shareholders approved a private placement of 285,715 ordinary shares- see Note 10.B. In addition, on February 16, 2015, the Company’s general meeting of the Company’s shareholders approved the Company’s engagement in an agreement with Mr. Itschak Shrem for a position as chairman of the Company’s board of directors for a period of three years. In accordance with the terms of employment, Mr. Shrem will be entitled to a monthly salary of NIS 7,500, which will be increased to a total of NIS 10,000 if and when the Company completes fund raising of at least NIS 8 million, for 40% capacity employment. In addition, Mr. Shrem will be entitled, at no consideration, to a grant of 370,878 share options- see Note 14.B.

D.	On July 20, 2015, the general meeting of the Company’s shareholders approved the terms of employment of the four controlling shareholders of the Company, in their capacities as directors of the Company and officers, as set forth below: Mr. Amit Dror, who serves as Chief Executive Officer of the Company, Mr. Dagi Ben-Noon, who serves as Chief Operating Officer, Mr. Simon Anthony-Fried, who serves as Chief Marketing Officer, and Mr. Sharon Fima, who serves as Chief Technologies Officer. Under the approved terms of employment, each of the controlling shareholders will be entitled, during a period of three years and in consideration for a full-time position, to a monthly salary of approximately NIS 37,000, in addition to social benefits as customary. In addition, the general meeting of the Company’s shareholders approved a grant of 1,600,000 share options (non-tradable) to the four controlling shareholders (divided equally among them), which are exercisable into 1,600,000 ordinary shares par value NIS 0.1 of the Company. Additionally, the general meeting of the Company’s shareholders approved the update to the terms of employment of Mr. Itschak Shrem, in his capacity of chairman of the Company’s board of directors for a period of three years. Mr. Shrem will be entitled to a monthly salary of NIS 30,000, for a 75% position. In addition, the general meeting of the Company’s shareholders approved a grant of 760,000 share options (non-tradable) to four directors of the Company (400,000 of which are granted to the chairman of the board), which are exercisable into 760,000 ordinary shares par value NIS 0.1 each of the Company.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Operating Leases

The Group leases its headquarters, manufacturing and research and development facility and cars under long-term non-cancelable operating leases, certain of which provide for renewal options.

Leasing expenses for the year 2015 were approximately NIS 957,000 (2014: NIS 217,000).

Future minimum lease payments for all existing long-term, non-cancelable operating leases as of December 31, 2015 are as follows:

2016	914
2017	529
Total	1,443

Note 18 – Events after the reporting date

A.	After the reporting date, on January 27, 2016, pursuant to an exercise of 3,746,161 warrants, and in consideration of approximately NIS 3,242 thousands, the Company issued 3,746,161 ordinary shares par value NIS 0.1 each of the Company.

