Form 20-F
period 2016-12-31
Nano Dimension Ltd.
filed 2017-03-07
CIK 1643303

As filed with the Securities and Exchange Commission on March 7, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission File No.:  001-37600

NANO DIMENSION LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	2 Ilan Ramon Ness Ziona 7403635 Israel
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Amit Dror

Chief Executive Officer

+972-073-7509142

amit@nano-di.com

2 Ilan Ramon

Ness Ziona

7403635 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class: American Depository Shares each representing 5 Ordinary Shares, par value NIS 0.10 per share(1) Ordinary Shares, par value NIS 0.10 per share(2)	Name of each exchange on which registered or to be registered: NASDAQ Capital Market

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

50,142,804 Ordinary Shares, par value NIS 0.10 per share

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

Yes ☒                   No ☐

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

Yes ☐                   No ☒

INTRODUCTION

We are a development-stage company engaged in the development of a three-dimensional (3D) printer that prints electronic circuit boards, also known as printed circuit boards (PCBs), and ink materials and products based on nano-technology. Our Dragonfly 2020 3D printer currently in development uses our proprietary ink and integrated software to quickly create fully functioning PCB prototypes. Our 3D printer builds PCBs by depositing multiple layers of “ink” material, one on top of another. We enhance the ability of electrical engineers, designers and manufacturers to conceptualize, test and develop PCBs in a shortened development cycle bypassing common prototyping bottlenecks.

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

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.1 per share. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless otherwise indicated, U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2016 are translated using the rate of NIS 3.845 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2016, U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31,2015 are translated using the rate of NIS 3.902 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2015, and U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2014 are translated using the rate of NIS 3.889 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2014.

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

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. We derived the selected data under the captions “Consolidated Statement of Profit or Loss and Other Comprehensive Income Data” for the years ended December 31, 2016, 2015 and 2014, and “Consolidated Statement of Financial Position Data” as of December 31, 2016 and 2015 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions “Consolidated Statement of Profit or Loss and Other Comprehensive Income Data” for the years ended December 31, 2013 and “Consolidated Statement of Financial Position Data” as of December 31, 2014 and 2013 from audited financial statements that are not included in this Annual Report on Form 20-F. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements. Other financial and operating data contains unaudited information that is not derived from our financial statements.

(in thousands except per share data)

	Year Ended December 31,				Year Ended December 31,
	2013	2014	2015	2016	2016
	NIS				USD-Convenience Translation
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	-	-	-	175	46
Cost of revenues	-	-	-	72	19
Cost of revenues- amortization of intangible	-	-	-	668	174
Gross loss	-	-	-	565	147
Research and development expenses, net	806	3,339	11,153	15,606	4,059
General and administrative expenses	134	1,426	11,229	18,443	4,797
Other income	40	62	6	-
Operating loss	900	4,703	22,376	34,614	9,003
Listing expenses	-	9,358	-		-
Finance expenses (income), net	34	117	(1,384)	(144)	(38)
Total Comprehensive loss	934	14,178	20,992	34,470	8,965

Basic and diluted loss per Ordinary Share	0.25	1.11	0.78	0.85	0.22
Weighted average of number of Ordinary Shares used in the calculation of the basic and diluted loss per Ordinary Share- thousands	3,684	12,754	26,819	40,760	40,760

(in thousands)

	As of December 31,				As of December 31,
	2013	2014	2015	2016	2016
	NIS				USD-Convenience Translation
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	5	806	33,811	47,599	12,379
Total assets	51	2,420	51,538	85,459	22,226
Total non-current liabilities	-	370	993	3,675	956
Accumulated loss	964	15,142	36,134	70,604	18,363
Total equity (deficit)	(188)	663	47,004	74,218	19,302

Other financial and operating data (unaudited):

	Year Ended December 31,
	2016	2016
	(NIS thousands)	(U.S. dollars thousands- convenience translation)
EBITDA	(32,642)	(8,490)
Adjusted EBITDA	(24,857)	(6,465)

EBITDA is a non-IFRS measure and is defined as earnings before financial expense (income), income tax, depreciation and amortization, disposal of property plant and equipment, and other income (expenses), net. We believe that EBITDA, as described above, should be considered in evaluating the company’s operations. EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and EBITDA is useful to an investor in evaluating our operating performance because they are widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to one-time costs associated with non-recurring events and without regard to non-cash items.

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before financial expense (income), income tax, depreciation and amortization, disposal of property plant and equipment, other income (expenses), net and share based payments. We believe that Adjusted EBITDA, as described above, should be considered in evaluating the company’s operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and Adjusted EBITDA is useful to an investor in evaluating our operating performance because they are widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to one-time costs associated with non-recurring events and without regard to non-cash items, such as expenses related to share based payments.

The following is a reconciliation of net loss to EBITDA and adjusted EBITDA:

	Year Ended December 31,
	2016	2016
	(NIS thousands)	(U.S. dollars thousands- convenience translation)
Net loss	34,470	8,965
Financing income, net	144	38
Depreciation, amortization and disposal of property plant and equipment	(1,972)	(513)
EBITDA	(32,642)	(8,490)
Share based payments	(7,785)	(2,025)
Adjusted EBITDA	(24,857)	(6,465)

EXCHANGE RATE INFORMATION

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. dollars
Year Ended December 31,	High	Low	Average	Period End
2016	3.983	3.746	3.840	3.845
2015	4.053	3.761	3.884	3.902
2014	3.994	3.402	3.577	3.889
2013	3.791	3.471	3.609	3.471
2012	4.084	3.700	3.856	3.733

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. dollars
Month	High	Low	Average	Period End
February 2017	3.768	3.659	3.729	3.659
January 2017	3.860	3.769	3.818	3.769
December 2016	3.867	3.787	3.828	3.845
November 2016	3.876	3.799	3.843	3.839
October 2016	3.856	3.778	3.822	3.849
September 2016	3.786	3.746	3.766	3.758

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

From March 7, 2014, until August 25, 2014, we were a “shell corporation” and did not have any business activity, excluding administrative management. On August 25, 2014, we closed a merger transaction, or the Merger, with Nano Dimension Technologies Ltd., or the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. Since the date of the Merger, we have been operating as a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses, and anticipate that we will continue to incur significant losses for the foreseeable future.

Since the date of inception of the Subsidiary, and as of December 31, 2016, we have incurred net losses of approximately NIS 71 million (approximately $18.4 million).

Since the date of the Merger, we have devoted substantially all of our financial resources to develop our products. To date, we have generated insignificant revenues from the sale and lease of our products as a part of our beta plan. Since the Merger, we have financed our operations primarily through the issuance of equity securities. The amount of our future net losses and our ability to finance our operations will depend, in part, on completing the development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products. We anticipate that our expenses will increase substantially if and as we:

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

We have generated insignificant revenues from the sale of our current products and may never be profitable.

We have not yet commercialized any of our products and have generated insignificant revenues since the date of the Merger. Our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

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

We expect that we will require additional capital to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

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

We have invested almost all of our efforts and financial resources in the research and development of our products in development. As a result, our business is entirely dependent on our ability to complete the development of, and to successfully commercialize, our Dragonfly 2020 3D printer and ink products. The process to the development and commercialization is long, complex, costly and uncertain of outcome. Recently, we initiated a beta program and have delivered beta versions of our 3D printer to six partners that use the printer and provide feedback to us. In addition, we have had more than 3,500 entities join our waitlist for information about our DragonFly 2020 3D printer. Nevertheless, we cannot assure you that any beta partner arrangements or any of these inquiries will lead to actual sales of our products.

We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs.

The markets in which we operate are subject to rapid and substantial innovation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Even if we are able to complete the development of our Dragonfly 2020 3D printer, our ability to compete in the 3D printing and PCB markets will depend, in large part, on our future success in enhancing our existing products and developing new 3D printing systems that will address the increasingly sophisticated and varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis or otherwise gain market acceptance.

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

We expect to continue to make investments in our Dragonfly 2020 3D printer in development and our related ink products. We expect that our annual operating expenses will continue to increase as we invest in sales and marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Our failure to expand operational and financial systems timely or efficiently could result in operating inefficiencies, which could increase our costs and expenses more than we had planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

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

The markets in which we participate are competitive. Even if we are successful in completing the development of our Dragonfly 2020 3D printer, our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

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

Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain or attract customers. Currently, we maintain minimal product liability insurance. Our product liability insurance is subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations.

If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

We purchase component parts and raw materials that are used in our Dragonfly 2020 3D printer and ink products from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts and raw materials that we use, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Our reliance on a single or limited number of vendors involves a number of risks, including:

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

Since October 2014, we have sought patent protection for certain of our products, systems, designs and methods. Our success depends in large part on our ability to obtain, maintain, monitor and enforce patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and new products.

We have sought to protect our proprietary position by filing patent applications in the United States and in other countries, with respect to our novel technologies and products, which are important to our business. Patent prosecution is uncertain, expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We have a growing portfolio of eighteen provisional and non-provisional pending patent applications with the U.S. Patent and Trademark Office, or USPTO, and the World Intellectual Property Organization, or WIPO, filed under the Paris Convention Treaty, or PCT, and three for which we have issued U.S. patents. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

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

On March 19, 2015, a claim was filed in the District Court in Tel Aviv-Jaffa by XJet Ltd., or XJet, seeking damages in the amount of NIS 20,000,000 against us, our officers, directors, shareholders several employees and the Subsidiary. XJet has alleged that one or more of our officers and/or employees previously employed by XJet misappropriated commercial secrets and technology that were developed by XJet in the field of 3-D printing and sought an injunction on the use of such trade secrets and proprietary technology. In May 2015, we filed a statement of defense, within which we denied the allegations attributed to us in the lawsuit.

On May 2, 2016, XJet filed a motion to amend pleadings, a motion for a temporary injunction and a motion for a protective order. XJet has alleged, inter alia, that the invention described in our U.S. patent application No. 9,227,444, that covers alignment assembly, kits and methods related to calibration of print heads, was invented by XJet and was kept by them as a trade secret before it was misappropriated, and therefore the patent should be transferred to XJet. We filed our responses to the three motions on May 22, 2016, and rejected all of XJet’s motions and allegations.

On May 30, 2016, a pre-trial hearing took place. During the hearing, the parties agreed to turn to mediation proceedings for the purpose of resolving the dispute amicably. On September 29, 2016, a mediation meeting took place and the parties are currently engaged in settlement discussions.

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

Our principal shareholders, officers and directors beneficially own over 34% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 3, 2017, our principal shareholders, officers and directors beneficially own approximately 34% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

For so long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2016, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares in the event that we are a PFIC. See “Item 10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

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

Israeli tax considerations also may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See “Item 10.E. Taxation — Israeli Tax Considerations and Government Programs” for additional information.

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

We were incorporated in Israel. Most of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices are located in Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During November 2012 and July 2014, Israel was engaged in an armed conflict with a militia group and political party which controls the Gaza Strip. In addition, recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Levant, or ISIL, a violent jihadist group, is involved in hostilities in Iraq and Syria and has been growing in influence. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any potential future conflict could also include such missile strikes against other parts of Israel, including our offices and facilities. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

The rights and responsibilities of the holders of our ADSs or Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness toward the company and other shareholders and to refrain from abusing its power in the company. See “Item 6.C. Board Practices — Duties of Shareholders” for additional information. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ADSs or Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately NIS 3,686,000 (approximately $959,000) that we received from Israel’s Innovation Authority (formerly known as the Office of the Chief Scientist), or the IIA, as of December 31, 2016. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of IIA-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

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

We are a development-stage company. From March 7, 2014, until August 25, 2014, we were a “shell corporation” and did not have any business activity, excluding administrative management. On August 25, 2014, we closed the Merger with the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. The Subsidiary was incorporated in the State of Israel in July 2012. The Merger resulted in a change of control whereby the management of the Company was replaced by the management of the Subsidiary. Furthermore, as a result of the Merger, the four shareholders of the Subsidiary received an aggregate amount of approximately 37.4% of the issued Ordinary Shares of the Company, as of the date thereof.

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

Our capital expenditures for 2016, 2015 and 2014 amounted to NIS 18,333,000 (approximately $4,768,000), NIS 10,078,000 (approximately $2,582,000) and NIS 1,131,000 (approximately $291,000), respectively. These expenditures were primarily for purchases of fixed assets, investment in restricted bank deposits and development expenditures capitalized as intangible assets. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B.	Business Overview

We are a development-stage company engaged in the development of a three-dimensional (3D) printer that prints electronic circuit boards, also known as printed circuit boards (PCBs), and ink materials and products based on nano-technology. Our Dragonfly 2020 3D printer currently in development uses our proprietary ink and integrated software to quickly create fully functioning PCB prototypes. Our Dragonfly 2020 3D printer builds PCBs by depositing multiple layers of “ink” material, one on top of another. We enhance the ability of electrical engineers, designers and manufacturers to conceptualize, test and develop PCBs in a shortened development cycle bypassing common prototyping bottlenecks.

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

Our Dragonfly 2020 3D printer in development uses liquid nano-conductive and dielectric inks that are designed specifically to print sophisticated PCBs. We believe that our Dragonfly 2020 3D printer will obviate the reliance on third-party manufacturers during the development stages of PCBs, and allow a wide range of companies engaged in product development the luxury of an office-friendly, in-house 3D PCB printer. Our Dragonfly 2020 3D printer is designed to allow users to easily customize their own PCBs (including multi-layer PCBs) based on a user-specific design plan.

In April 2015, we presented an alpha-version of our 3D printer to a limited number of potential customers and key industry leaders in order to showcase our 3D printer and to receive preliminary feedback. In July 2015, we began collaborations with several Fortune 100 and key Israeli companies, including Israel Aerospace Industries, for testing of the beta version of our 3D Printer.

In the second half of 2016, we began leasing our DragonFly 2020 3D printer to beta customers as a part of our beta plan. Our beta program involves the delivery of our DragonFly 2020 3D printers to leading companies and partners world-wide. The beta customers are pioneers of additive manufacturing technology’s entry into the world of electronics. Beta customers will qualify the DragonFly 2020 technology and use it, amongst other possibilities, to speed up their product development times. In return, we receive valuable feedback for product development and other considerations, including payment. Beta customers are expected to sign lease agreements for our printer covering a period of 6 to 18 months. Beta customers are expected to pay up to $100,000 per printer during the lease period, depending on the terms of each agreement.

Prior to commercialization, and as a part of our beta plan, we intend to perform quality assurance tests and further beta tests in collaboration with additional beta partners. In 2017 we plan to deliver several tens of printers to beta and commercial clients. In the second half of 2017, we expect to end our beta plan, and to start the commercial sales of our Dragonfly 2020 3D printer and proprietary ink products.

Industry Overview

3D Printing

3D printing in general is a process of making a three-dimensional solid object from a digital model. 3D printing is achieved using an additive process, where successive layers of material are laid down in different shapes.

3D printing is also considered distinct from traditional machining techniques, which mostly rely on the removal of material by methods such as cutting or drilling (subtractive processes). Our Dragonfly 2020 3D printer uses at least two types of ink (i.e., conductive and dielectric) in order to lay down successive layers that literally build a ready-to-use PCB. The printer receives digital files as input and converts them into print jobs in order to build the multi-layer PCB. No cutting or drilling is required in the process of 3D printing of a multi-layer PCB with our Dragonfly 2020 3D Printer.

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

A multi-layer electronic circuit contains two or more different conductive layers, while an older single-layer circuit contains only one layer of conductors. In the past, in inexpensive circuits, there were single or dual layer circuits. Advanced circuits, which are required for modern products (such as mobile phones, computer cards and more), contain advanced multi-layer circuits with a much larger number of layers. Modern electronics have become more complex and often contain thousands of connections between various components of the same electronic circuit. In order to enable this complexity in a limited area and to prevent electronic short circuits, the connections are divided into a number of layers that are connected within the same multi-layer electronic circuit. Our Dragonfly 2020 3D printer is designed to efficiently print prototype PCBs that conform to the requirements of modern and complex electronics.

The main issue with the traditional process of PCB prototype development is the outsource manufacturing delay. Modern and advanced PCBs are complex and are often comprised of more than ten layers. As a general rule, the time for manufacturing depends on the complexity and number of layers that a PCB contains. Consequently the time it takes to receive an advanced PCB prototype from a third party manufacturer may reach several weeks. While the life cycle of modern products is shortening, the need for rapid prototyping increases. Our Dragonfly 2020 3D printer offers a solution to the pain of a slow time-to-market turnaround of advanced PCB prototypes, and enables the developers of PCBs the freedom to innovate and painlessly employ an efficient process of trial-and-error on a day to day basis.

Another issue with the traditional process of PCB prototyping is confidentiality. The usage of outsource services in order to produce a PCB prototype forces the developer to share PCB design files of a future product months before the product is expected to reach the market. Our Dragonfly 2020 3D printer is intended to be an in-house solution to this issue.

Market Opportunity

As the pioneer in 3D PCB printing, we are not able to rely on specific market references, and therefore we estimate market potential by looking at more general market references such as PCB sales and software licenses for PCB design. For example, the number of software licenses for PCB design may be indicative of the number of electrical engineers that engage in PCB design and creation. We believe that many of these users could benefit from the use of an in-house 3D PCB printer. Furthermore, we perceive that the electronic design automation, or EDA, PCB software industry is strong. According to IHS Electronics360, PCB and multi-chip-module revenue increased 20.3% in the second quarter of 2014 compared to the second quarter of 2013, primarily as a result of an increase in sales of $178.4 million.

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

We intend to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we plan to:

●	Complete the development of our 3D printer. Based on the successful testing of our alpha-version 3D printer and feedback from select customers, in the second half of 2016, we began leasing our DragonFly 2020 3D printer to beta customers as a part of our beta plan. Our beta program involves the delivery of our DragonFly 2020 3D printers to leading companies and partners world-wide. Prior to commercialization, as a part of our beta plan, we intend to perform quality assurance tests and further beta tests in collaboration with additional beta partners. In the second half of 2017, we expect to end our beta plan, and to start the commercial sales of our Dragonfly 2020 3D printer and proprietary ink products.

●	Exploit our Dragonfly 2020 3D printer as the ultimate solution for PCB prototype development. We believe that our 3D printer in development has significant and potentially disruptive market potential.

●	Capitalize on our nano-conductive technology products. We plan to exploit our conductive nano-silver ink as a supplemental product to our 3D printers and as a stand-alone product for other purposes such as touch-screens, radiofrequency identification (RFID), photovoltaics (PV) and other applications that may require silver ink with suitable qualities for advanced printing.

●	Market and explore other uses for our nano-epoxy ink. We plan to exploit our nano-epoxy dielectric ink as a supplemental product to our 3D printers (as a dielectric material). We are also exploring the potential of our nano-epoxy dielectric ink as a unique stand-alone product that provides mechanical strength, adhesiveness and high thermal resistance with a wide range of applicability.

●	Advance our commercialization efforts and infrastructure. Upon the conclusion of the development of our products and the transition to the production process, we intend to turn to the potential customers, directly and/or through third-party distributors, and offer our products as a solution which provides for efficient production of prototype PCBs.

Products

Nano Dimension’s products currently consist of two main product lines – our Dragonfly 2020 3D printer and proprietary ink products.

Dragonfly 2020 3D PCB Printer

.

Our Dragonfly 2020 3D printer in development is the first 3D printer that we are aware of that is customized specifically to print multi-layered PCBs for advanced electronics. The Dragonfly is designed to allow users the ability to print ready-to-use, professional, multi-layered PCB prototypes in-house, within hours. Our 3D printer is designed to print electronic conductors and dielectric (non-conductive) layers based on a user’s specific design plan.

Our Dragonfly 2020 3D printer includes our dedicated and proprietary print-job editing software, which enables smooth and seamless usage for our customers. Our software is not intended to be a replacement for PCB design software, but rather conveniently allows our customers to continue to design their PCBs with their preferred PCB design software. After the user has concluded the PCB design, the files are simply sent to the 3D printer in Gerber (.gbr) format with a user-friendly interface, similar to the usage of commonplace inkjet and laser printers. Our proprietary software employs traditional methods of 3D printing by virtually converting print jobs (the PCB) into a large number of thin slices, which are then printed one on top of the other.

In July 2016, we completed the development of the initial version of our software package, which will be integrated in our DragonFly 2020 3D printer. The software package, called ’Switch’, enables preparation of production files of printed electronic circuits using the DragonFly 2020 3D printer. The software supports customary formats in the electronics industry such as Gerber files, as well as VIA and DRILL files. The ’Switch’ software presents a unique interface that displays Gerber files and an accurate and detailed description of the PCB’s structure, which facilitates a highly precise conversion to a 3D file format.

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

In July 2015, we began collaborations with several Fortune 100 and key Israeli companies, including Israel Aerospace Industries for testing of the beta version of our 3D Printer. Collaborations currently entail customers providing us with their PCB design files, and then we quickly provide the PCBs to the customer for testing. The feedback received from the customers is used to refine and improve the printer. In the second half of 2016, we began leasing our DragonFly 2020 3D printer to beta customers as a part of our beta plan. Our beta program involves the delivery of our DragonFly 2020 3D printers to leading companies and partners world-wide. Prior to commercialization, as a part of our beta plan, we intend to perform quality assurance tests and further beta tests in collaboration with additional beta partners. In the second half of 2017, we expect to end our beta plan, and to start the commercial sales of our Dragonfly 2020 3D printer and proprietary ink products.

Our Dragonfly 2020 3D printer in development has multiple advantages, including:

●	Production of in-house prototypes. Our Dragonfly 2020 3D printer offers its users an efficient, quick, available, accessible and immediate solution for prototype production of PCBs. Currently, electronics companies and others engaged in the development of products based on PCBs are forced to rely on service suppliers that manufacture PCBs through a complex and inefficient process.

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

Our Dragonfly 2020 3D printer obviates the reliance on external service suppliers and provides electronics companies and others the luxury of an office-friendly 3D printer in their in-house research laboratory with the ability to print prototypes of PCBs as required for electronic device development – all during a relatively short period of time.

●	Information security and professional secrecy. Contracting with external service suppliers (outsourcing) in order to create prototypes of PCBs during early stages of the development process of novel electronic devices may unnecessarily compromise the security of sensitive and confidential information. Currently, however, there is hardly a practical solution. Our Dragonfly 2020 3D printer is the ideal answer.

●	Industry first. We believe that we are a pioneer in our industry. We are not aware of any other company in the global electronics market that currently offers a 3D inkjet printer that prints professional multi-layered PCBs.

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

In addition, in July 2016, we filed a patent application with the USPTO for the development of a new nanometric conductive ink, which is based on a unique synthesis. The new nanoparticle synthesis further minimizes the size of the silver nanoparticles particles in our ink products. The new process achieves silver nanoparticles as small as 4 nanometers. We believe that accurate control of nanoparticles’ size and surface properties will allow for improved performance of our DragonFly 2020 3D printer. The innovative ink enables lower melting temperatures and more complete sintering (fusing of particles into solid conductive trace), leading to an even higher level of conductivity. The innovative ink has the potential to accelerate printing speeds and save ink for the 3D printing of electronics.

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

To date, we have delivered beta versions of our 3D printer to six partners that use the printer and provide feedback to us. In addition, we have had more than 3,500 entities join our waitlist for information about our DragonFly 2020 3D printer. Nevertheless, we cannot assure you that any beta partner arrangements or any of these inquiries will lead to actual sales of our products.

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

As more fully detailed below, we have a growing portfolio of eighteen provisional and non-provisional patent applications with the USPTO, and the WIPO filed under the PCT, and three patents for which we have issued US Patents. A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provide certain provisional patent rights.

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

In March 2015, we submitted a non-provisional patent application directed to an innovative system for aligning inkjet print-heads, which improves drop placement accuracy (“drop-on-drop”). This capability is key in various print head module applications such as PCBs. In August 2015, the USPTO issued a notice of allowance for the application, opening the pathway to accelerated examination in several of our main markets with a favorable presumption for allowance.

In May 2015, we submitted two provisional patent applications; the first covering our unique methods, programs and libraries for the efficient printing of insulating portions and embedded conductive leads of PCBs using inkjet printing based on converted computer-aided design and drafting and computer-aided manufacturing data packages, resulting in substantial savings in materials and time; and the second covering devices, systems and methods for removing purged ink from an inkjet print head without contacting the aperture plate with liquid or other mechanical means.

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

In March 2016, we submitted a provisional patent application for 3D printing of electrically shielded conductive traces. The patent presents an innovative solution for the phenomenon of electric power loss in PCBs that are primarily used in the communication industry. By selectively depositing our conductive ink, one can build a shield along the entire length of the conductor at a minimal distance. This prevents leakage and loss of electric power and is similar to the current practice of using shielded cables with the PCB externally. 3D printing allows the shielded cables to be embedded.

In April 2016, we submitted a provisional patent application for the simultaneous curing and sintering of two types of ink (conductive metal ink and insulator ink) to be used for 3D printing of electronic circuits. The technology behind this patent application has the potential to reduce the number of critical systems in a printer and thus allows for a significant reduction in the production costs of the printer, increased printing speed, system miniaturization and increased overall system reliability.

In July 2016, we submitted a provisional patent application for the development of a new nanometric conductive ink, which is based on a unique synthesis. The new nanoparticle synthesis further minimizes the size of the silver nanoparticles particles in the company’s ink products. The new process achieves silver nanoparticles as small as 4 nanometers.

In August 2016, we submitted a provisional patent application with the USPTO for the 3D printing of various cells. The application covers a number of aspects relating to 3D printing of human tissues and organs by using various cells and inkjet technology. The patent application concerns converting MRI and CT scans and resulting images in order to create a 3D structure of organs, to be printed in a 3D printer adapted to biological materials. Moreover, the patent application discloses the biological structure of the tissue or organ, enabled by the use of a 3D bioprinter and bioink materials. The application also discloses the use of a proprietary software with an algorithm that analyzes the 3D structure of the tissue or organ. This analysis converts the 3D structure into two-dimensional slices, a process required for 3D printing of the final structure.

In January 2017, we submitted a provisional patent application for 3D printed series of multi-layered rigid PCBs, connected through printed flexible conductive connections. This process provides a solution to traditional production limitations in the electronics industry, such as continuous transfer of conductors between circuits, loose contacts, size of connections between the circuits, as well as fabrication of multi-layered flexible material. We believe that this technology will enable the bending of the PCB so that it can be combined with curved and complex geometrical products.

In January 2017, we submitted a provisional patent application for 3D printed electrical circuits, in which embedded electrical components are to be placed as an integral part of the printing process. We believe that this development is significant for a wide range of industry sectors such as defense, space, consumer products, telecommunications and more.

In addition to patent applications, in September 2014, we entered into an exclusive license agreement with the Yissum Research Development Company of the Hebrew University of Jerusalem, Ltd., or Yissum, for three patents and patent applications that cover the unique method of manufacturing our consumable nano-conductive ink for the 3D printing of electronic circuits. The agreement was amended and restated in April 2015. Pursuant to the license agreement, we will be required to pay Yissum low to mid-single digit percentage royalties on sales of our conductive ink. The exclusive license agreement is in effect for the longer of remaining usable life of the patents and patent applications, or 15 years from the first commercial sale of a product relating to the licensed technology in such country.

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

Also, we have completed the development of the alpha version of our 3D printer, and on April 14, 2015, we introduced the alpha version publicly. In August 2015, we introduced our beta 3D printer to a number of customers, and in the second half of 2016, we initiated our beta plan and delivered printers to customers. We anticipate that we will complete the development of a commercial product and will begin commercial sales in the second half of 2017.

From time to time we may also explore the application of our technology to additional areas within 3D printing and other industries. In May 2016, we successfully lab-tested a proof of concept 3D bioprinter for the printing of stem cells. The feasibility study confirmed that the combined know-how and technologies of the companies enabled printing of viable stem cells using an adapted 3D printer. In October 2016, we announced that we intend to form a new subsidiary and will transition our bio-printing activities to the new entity, and that our current capital will not be used for the bio-printing activities. Through the subsidiary, we intend to target end stage renal disease (kidney failure), and create a platform for 3D bio-printing of cells and connective tissues to form biological structures that function as human kidneys.

In September 2016, we conducted a successful test for 3D printing of conductive traces onto a treated fabric in collaboration with a leading European functional textiles company. The test was carried out using our unique silver nanoparticle conductive ink and our DragonFly 2020 3D Printer platform. During the test, conductors were printed in several patterns in order to perform functionality tests, including conductivity, elasticity, rubbing, etc. The results demonstrated that the printed silver conductors had high enough elasticity to match the properties of the fabric.

In January 2017, we successfully 3D printed a series of multi-layered rigid PCBs, connected through printed flexible conductive connections. This process provides a solution to traditional production limitations in the electronics industry, such as continuous transfer of conductors between circuits, loose contacts, size of connections between the circuits as well as fabrication of multi-layered flexible material.

In January 2017, we successfully 3D printed electrical circuits, in which we embedded electrical components, through placement, as an integral part of the printing process. We filed a patent application with the USPTO for this unique development.

In February 2017, we received a budget from MEIMAD committee of the IIA which will be used to finance a project to develop 3D printing of advanced ceramic materials in inkjet technology. The total approved budget for this project is NIS 1.4 million (approximately $372,000), of which the IIA will finance 50%. The terms of the grant provide that we will be required to pay royalties on future sales of any funded technology up to the full grant amount.

For the years ended December 31, 2016, 2015 and 2014, we incurred NIS 15,606,000 (approximately $4,059,000), NIS 11,153,000 (approximately $2,858,000) and NIS 3,339,000 (approximately $858,000), respectively, of research and development expense. Our research and development expenses for the year ended December 31, 2016 do not include expenses in an amount of NIS 16,273,000 (approximately $4,232,000) that were capitalized as an intangible asset.

Grants from Israel’s Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2016, we have received the aggregate amount of NIS 3,686,000 (approximately $959,000) from the IIA for the development of our 3D printer and nano-inks. With respect to such grants we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

Production and Manufacturing

We purchase the raw materials required for the production of our products, including components of 3D printers and materials to produce our nano inks products. To date, all of our printers, including the alpha and beta versions of our DragonFly 2020 3D printer, have been manufactured in-house. We have entered into a non-exclusive agreement with a global manufacturer that will serve as our primary manufacturer and supplier for our commercial 3D printers. Pursuant to the agreement, we are not obligated to make any minimum purchases and prices will be agreed upon between us from time to time and based on specific purchase orders. The extent of this and any other engagement with third party manufacturers will be managed to match production volumes.

With respect to our ink products, we intend to keep full control of the value chain, from research and development through self-manufacturing and global sales. In September 2016, we initiated a production facility to support the commercialization and production of our proprietary nano conductive ink and dielectric ink. We believe that the size and capacity of this facility, located in the same building as our offices, will be sufficient to support our future commercialization activities.

Sales and Marketing

In the second half of 2016, we started our beta plan, in which we lease our DragonFly 2020 3D printers to select beta customers. Simultaneously, we have begun creating a commercial infrastructure to effectively support the scaling up of commercial sales of our products. Furthermore, as part of our preparations for sales, we have also increased our marketing, sales, and customer-support teams. In March 2016, we signed an agreement to collaborate with FATHOM, an industry-leading advanced manufacturer, distributer and service provider with expertise in 3D printing, to introduce the DragonFly 2020 3D Printer to the Silicon Valley and the greater west coast of the United States. Where appropriate, we may elect in the future to utilize additional strategic partners, distributors, or contract sales forces to assist in the commercialization of our products. We anticipate that commercial sales of our Dragonfly 2020 3D printer and nano conductive and dielectric ink products will simultaneously occur in the second half of 2017.

C.	Organizational Structure

We currently have one wholly owned subsidiary: Nano Dimension Technologies Ltd., which is incorporated in the State of Israel.

D.	Property, Plant and Equipment

Our offices, research and development facility and in-house laboratory are located at our headquarters at 2 Ilan Ramon, Ness Ziona 74036, Israel, where we currently occupy approximately 25,833 square feet. Following a recent expansion, we lease our headquarters under two separate leases. The first lease, which accounts for approximately half of our office space, ends on August 30, 2017, while the second lease ends on December 31, 2018. The total monthly rent payment is currently NIS 123,700 (approximately $32,172).

Additionally, in September 2016, we initiated a production facility for our unique nano-ink products. The facility is located in the same building as our headquarters. The facility occupies approximately 8,600 square feet. The lease for our production facility will end on August 31, 2021, and we have an option to extend the lease for an additional 60 months. Our monthly rent payment is NIS 44,000 (approximately $11,443).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless otherwise indicated, U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the period ended on December 31, 2016 are translated using the rate of NIS 3.845 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2016, and U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the period ended on December 31, 2015 are translated using the rate of NIS 3.902 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2015, and U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the period ended on December 31, 2014 are translated using the rate of NIS 3.889 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2014.

Overview

To date, we have generated insignificant revenues from the sale and lease of our products. In the second half of 2017, we intend to end our beta plan and to start commercial sales of our 3D printer and ink products. As of December 31, 2016, we had an accumulated deficit of NIS 70,604,000 (approximately $18,363,000). Our financing activities are described below under “Liquidity and Capital Resources.” We currently estimate that we have the necessary capital in order to complete the development of our 3D printer and to bring to market the commercial product. Based on our expectations as of December 31, 2016, our anticipated cash required in order to bring our commercial 3D printer to market are approximately $8,000,000.

5.A	Operating Results

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
	2014	2015	2016	2016
	NIS			USD- convenience translation
(in thousands)
Payroll	1,565	11,268	21,589	5,615
Subcontractors	1,290	7,696	1,179	306
Patent registration	117	238	130	34
Materials	292	2,299	6,119	1,591
Rental fees and maintenance	166	878	1,566	407
Depreciation	30	242	683	178
Other expenses	67	378	1,453	378
Development expenses recognized as Intangible Assets	-	(11,463)	(16,273)	(4,232)
Grants	(188)	(383)	(840)	(218)
	3,339	11,153	15,606	4,059

Subcontractor expenses include expenses for development consultants and service providers, which are not employees. The services provided by these consultants and service providers include, but are not limited to, chemistry consulting, software and electronics subcontractors and consulting and chip processing consulting.

Our development expenses are presented net of government grants and net of development expenses that were capitalized as intangible assets. We expect that our research and development expenses will slightly increase as we continue to develop our products.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, director fees, office expenses, taxes and fees, and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
	2014	2015	2016	2016
	NIS			USD- convenience translation
(in thousands)
Payroll	491	3,208	6,029	1,568
Professional services	525	4,525	6,920	1,800
Director pay	192	2,643	2,850	741
Office expense	37	315	887	231
Fees	70	108	174	45
Travels	-	261	741	193
Other expenses	111	169	842	219
Total	1,426	11,229	18,443	4,797

Comparison of the year ended December 31, 2016 to the year ended December 31, 2015 to the year ended December 31, 2014

Results of Operations

	December 31,			December 31,
	2014	2015	2016	2014	2015	2016
	(in thousands of NIS)			(in thousands of USD-convenience translation)
Revenues	-	-	175	-	-	46
Cost of revenues	-	-	72	-	-	19
Cost of revenues- amortization of intangible	-	-	668	-	-	174
Gross loss	-	-	565	-	-	147
Research and development expenses, net	3,339	11,153	15,606	858	2,858	4,059
General and administrative expenses	1,426	11,229	18,443	367	2,878	4,797
Other income	62	6	-	16	1	-
Operating loss	4,703	22,376	34,614	1,209	5,735	9,003
Listing expenses	9,358	-	-	2,406	-	-
Finance expense (income), net	117	(1,384)	(144)	30	(355)	(38)
Total comprehensive loss	14,178	20,992	34,470	3,645	5,380	8,965
Loss attributable to holders of Ordinary Shares	14,178	20,992	34,470	3,645	5,380	8,965

Revenues

Our revenues for the year ended December 31, 2016 amounted to NIS 175,000 (approximately $46,000). Our revenues are derived from lease of our printers to beta customers, and from ink deliveries to those clients. We did not have revenues in prior years.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2016 amounted to NIS 740,000 (approximately $193,000). Cost of revenues consist of NIS 72,000 (approximately $19,000) and an additional NIS 668,000 (approximately $174,000) in respect of amortization of intangible assets. We did not have cost of revenues in prior years. In the fourth quarter of 2016, we began to amortize the intangible asset arising from capitalization of development expenses. The estimated useful lives of the capitalized development costs for the current period is 10 years.

Gross Loss

Our gross loss for the year ended December 31, 2016 amounted to NIS 565,000 (approximately $147,000). We did not have gross loss in prior years.

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2016 amounted to NIS 15,606,000 (approximately $4,059,000), representing an increase of NIS 4,453,000 (approximately $1,158,000) or 39.9%, compared to NIS 11,153,000 (approximately $2,858,000), for the year ended December 31, 2015. The increase was primarily attributable to an increase of NIS 10,321,000 (approximately $2,684,000) in salaries and related personnel expenses, reflecting an increase in the number of employees (as of the year ended 2015, we had 34 research and development employees, and as of the year ended 2016, we had 75 research and development employees), and an increase of NIS 3,820,000 (approximately $993,000) in materials expenses, due to accelerating our research and development activities.

Our research and development expenses for the year ended December 31, 2016 are presented net of government grants in the amount of NIS 840,000 (approximately $218,000) and net of development expenses recognized as intangible assets in the amount of NIS 16,273,000 (approximately $4,232,000).

Our research and development expenses for the year ended December 31, 2015 amounted to NIS 11,153,000 (approximately $2,858,000), representing an increase of NIS 7,814,000 (approximately $2,000,000), or 234%, compared to NIS 3,339,000 (approximately $858,000) for the year ended December 31, 2014. The increase was primarily attributable to an increase of NIS 9,703,000 (approximately $2,486,000) in salaries and related personnel expenses, reflecting an increase in the number of employees (as of the year ended 2014, we had five research and development employees, and as of the year ended 2015, we had 34 research and development employees), and an increase of NIS 6,406,000 (approximately $1,641,000) in subcontractor expenses, due to accelerating our research and development activities.

Our research and development expenses for the year ended December 31, 2015 are presented net of government grants in the amount of NIS 383,000 (approximately $98,000) and net of development expenses recognized as intangible assets in the amount of NIS 11,463,000 (approximately $2,938,000).

General and Administrative Expenses

Our general and administrative expenses totaled NIS 18,443,000 (approximately $4,797,000) for the year ended December 31, 2016, an increase of NIS 7,214,000 (approximately ($1,876,000), or 64.2%, compared to NIS 11,229,000 (approximately $2,878,000) for the year ended December 31, 2015. The increase resulted primarily from an increase of NIS 2,821,000 (approximately $734,000) in salaries and related personnel expenses, reflecting an increase in the number of employees (as of the year ended 2015, we had six general and administrative employees, and as of the year ended 2016, we had 13 general and administrative employees), and an increase of NIS 2,395,000 (approximately $623,000) in professional services expenses for accounting, legal, bookkeeping, and investor relations activities.

Our general and administrative expenses totaled NIS, 11,229,000 (approximately $2,878,000) for the year ended December 31, 2015, an increase of NIS 9,803,000 (approximately $2,512,000), or 687%, compared to NIS 1,426,000 (approximately $367,000) for the year ended December 31, 2014. The increase resulted primarily from an increase of payroll in an amount of NIS 2,717,000 (approximately $696,000), reflecting an increase in the number of employees (as of the year ended 2014, we had two general and administrative employees, and as of the year ended 2015, we had six general and administrative employees), and an increase of NIS 4,000,000 (approximately $1,025,000) in professional services expenses for accounting, legal, bookkeeping, transfer agents and facilities, which increased in 2015 due to the process of listing our ADSs on the OTCQX and the Nasdaq Capital Market.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2016 was NIS 34,614,000 (approximately $9,003,000), as compared to an operating loss of NIS 22,376,000 (approximately $5,735,000) for the year ended December 31, 2015, an increase of NIS 12,238,000 (approximately $3,183,000), or 54.7%.

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

We recognized net financial income of NIS 144,000 (approximately $38,000) for the year ended December 31, 2016, compared to net financial expense of NIS 1,384,000 (approximately $355,000) for the year ended December 31, 2015. The decrease is primarily due to a decrease in finance income related to revaluation of derivative instruments, resulting from changes during 2015 in the fair value of certain price adjustment mechanisms that were provided to investors who participated in certain fund raising rounds.

We recognized net financial income of NIS 1,384,000 (approximately $355,000) for the year ended December 31, 2015, compared to net financial expense of NIS 117,000 (approximately $30,000) for the year ended December 31, 2014. The increase is primarily due to an income of approximately NIS 1,434,000 (approximately $368,000) for the year ended December 31, 2015 in respect to changes in the fair value of certain price adjustment mechanisms that were provided to investors who participated in certain fund raising rounds.

Total Comprehensive Loss

As a result of the foregoing, our loss for the year ended December 31, 2016 was NIS 34,470,000 (approximately $8,965,000), as compared to NIS 20,992,000 (approximately $5,380,000) for the year ended December 31, 2015 an increase of NIS 13,478,000 (approximately $3,505,000), or 64.2%.

As a result of the foregoing, our loss for the year ended December 31, 2015 was NIS 20,992,000 (approximately $5,380,000), as compared to NIS 14,178,000 (approximately $3,645,000) for the year ended December 31, 2014, an increase of NIS 6,814,000 (approximately $1,735,000), or 48%.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2016, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Intangible Assets

In August 2015, we started recognizing intangible assets arising from internal development. The capitalization is the outcome of meeting all the criteria in IAS 38 Intangible Assets, which are (i) development costs can be measured reliably, (ii) the product or process is technically and commercially feasible, (iii) future economic benefits are probable, and (iv) we have the intention and sufficient resources to complete development and to use or sell the asset. Development expenses in the period until August 1, 2015 were expensed as incurred. During the fourth quarter of 2016, we started delivering our products to beta customers and as such, we started to amortize the intangible assets arising from capitalization of development expenses. In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. The estimated useful lives of the capitalized development costs for the current period is 10 years.

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

We selected the Black-Scholes-Merton (Black-Scholes), and the binomial model, as our option pricing models to estimate the fair value of our options awards. The option-pricing model requires a number of assumptions:

Expected dividend yield - The expected dividend yield assumption is based on our historical experience and expectation of no future dividend payouts. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future.

Volatility - Since the Company’s shares started trading on a stock exchange market only in August 2014 (before that date the Company was under a different name and was involved in a different activity), quoted prices data of our Ordinary Shares is limited. In case of insufficient historical data for a company, the expected volatility is based on similar companies’ stock volatility.

Risk free interest rate - The risk free interest rate is based on the yield of governmental bonds with equivalent terms.

Estimated term - An option’s estimated term is the estimated amount of time the holder will hold the option before the exercise, based on the expiration date of the option and, in some cases, such as for employees, an assumption regarding exercise before the expiration date.

Share price - The share price is determined according to the last known closing price of our Ordinary Shares at the grant date.

5.B	Liquidity and Capital Resources

Overview

From August 2014 through December 31, 2016, we have funded our operations principally with NIS 106,600,000 (approximately $27,724,000) from the issuance of Ordinary Shares and warrants. As of December 31 2016, we had NIS 47,599,000 (approximately $12,379,000) in cash and cash equivalents.

The table below presents our cash flows:

	Year ended December 31,
	2014	2015	2016	2014	2015	2016
	(in thousands of NIS)			(in thousands of USD-convenience translation)
Operating activities	(3,468)	(12,989)	(22,737)	(891)	(3,330)	(5,914)

Investing activities	(1,131)	(10,078)	(17,496)	(291)	(2,582)	(4,550)

Financing activities	5,400	56,364	53,475	1,388	14,445	13,908

Net increase in cash and cash equivalents	801	33,297	13,242	206	8,533	3,444

Operating Activities

Net cash used in operating activities of NIS 22,737,000 (approximately $5,914,000) during the year ended December 31, 2016 was primarily used for payment of NIS 20,556,000 (approximately $5,346,000) in salaries and related personnel expenses. The remaining amount was for other expenses.

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

Investing Activities

Net cash used in investing activities of NIS 17,496,000 (approximately $4,550,000) during 2016 primarily reflects development expenditure capitalized as intangible assets and investments of our cash in fixed assets.

Net cash used in investing activities of NIS 10,078,000 (approximately $2,582,000) during 2015 primarily reflects development expenditure capitalized as intangible assets and investments of our cash in fixed assets.

Net cash used in investing activities of NIS 1,131,000 (approximately $291,000) during 2014 primarily reflects investments of our cash in fixed assets.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2016 consisted of NIS 53,475,000 (approximately $13,908,000) of net proceeds, mainly from the issuance of Ordinary Shares and warrants.

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

As an extension to this private placement, in April 2015, we issued an aggregate of 285,715 Ordinary Shares to Eli Yoresh, one of our directors, and Itschak Shrem, our Chairman, at a price per share of NIS 1.40 (approximately $0.3539). In addition, we issued warrants to purchase up to 285,715 Ordinary Shares, 50% of which at an exercise price of NIS 1.75 (approximately $0.4424) per share, and 50% of which at an exercise price of NIS 2.25 (approximately $0.5688) per share. These warrants will expire as follows: (i) warrants to purchase 142,858 of our Ordinary Shares will expire 18 months from the date of issuance, and (ii) warrants to purchase 142,857 of our Ordinary Shares will expire 36 months from the date of issuance.

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

In September 2016, we completed a public offering of 2,125,275 ADSs (representing 10,626,375 Ordinary Shares) at a price of $6.50 per ADS, and net proceeds to us from the sale of the shares was approximately $12,055,000.

Current Outlook

We have financed our operations to date primarily through proceeds from issuance of our Ordinary Shares. We have incurred losses and generated negative cash flows from operations since 2012. To date, we have generated insignificant revenues from the sale and lease of our products. In the second half of 2017, we intend to end our beta plan and to start commercial sales of our 3D printer and ink products.

We expect that our existing cash and cash equivalents will be sufficient to fund our current operations until at least the end of 2017; however, we expect that we will require additional capital to support the mass production of our products.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the progress in the launch of the commercial version of our DragonFly 2020 3D printer;

●	the costs of manufacturing our 3D printer and ink products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

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

5.E	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

5.E	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2016:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars- convenience translation)
Facility	$769	451	318
Motor vehicles	276	156	120
Suppliers and service providers	1,499	1,449	50
Liability in respect of government grants (*)	796	167	629

(*) The contractual obligation in respect of government grants presented above is based on our estimation regarding expected revenues, thus there is no certainty that the liability will be settled in 1-3 years as stated above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 1, 2017:

Name	Age	Position

Itschak Shrem	69	Chairman of the Board of Directors

Amit Dror	40	Chief Executive Officer, Director

Yael Sandler	30	Chief Financial Officer

Simon Anthony-Fried	43	Chief Marketing Officer, Director

Sharon Fima	41	Chief Technology Officer, Director

Dagi Shahar Ben-Noon	40	Chief Operating Officer, Director

Ofir Baharav (3)	48	Director

Irit Ben-Ami (1) (2) (3) (4)	55	Director

Roni Kleinfeld (1) (2) (3) (4)	60	Director

Abraham Nahmias (3)	61	Director

Zvi Yemini (1) (2) (3)	66	Director

Yoel Yogev (3)	64	Director

Eli Yoresh (3)	46	Director

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Indicates independent director under NASDAQ rules.
(4)	Indicates external director under the Companies Law.

Itschak Shrem, Chairman of the Board of Directors

Mr. Itschak Shrem has served on our board of directors as Chairman since April 2014. Mr. Shrem has more than 40 years of experience in financial markets and venture capital. He has been the Managing Director of Yaad Consulting 1995 Ltd. since 1995. In 1993, Mr. Shrem founded Pitango Venture Capital Fund (formerly, Polaris) and served as a Partner of Pitango Funds I, II and III. In 1991, Mr. Shrem founded Dovrat Shrem Ltd, an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including Chief Operating Officer and was responsible for capital markets and insurance businesses. Mr. Shrem has been the Chairman of the Board of BreedIT Corp. since December 31, 2013. He has been a Director of Eden Spring Ltd. since October 2010. Mr. Shrem served as a Director of Globe Oil Exploration Limited until 2016. He served on the boards of a number of high-profile public institutions, including the Tel-Aviv Sourasky Medical Center, and the Weizman Institute. From 1991 to 2010, Mr. Shrem served as the Chairman of Leader Holdings and Investments Ltd. and Polar Communications Ltd., both TASE-listed companies engaged in investment banking and venture capital. Since 2004, Mr. Shrem has served as the Chairman of Sphera Funds Management Ltd. He served as a Director of Ormat Industries Ltd. from 2012 to 2015. He served as a Director of Retalix Ltd. from January 2008 to 2012. Mr. Shrem holds a B.A in Economics and Accounting from Bar-Ilan University and an M.B.A. from Tel-Aviv University, Israel.

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

Yael Sandler, Chief Financial Officer

Ms. Yael Sandler has served as our Chief Financial Officer since June 2015. From 2014 until 2015, Ms. Sandler served as the Group Controller of RealMatch Ltd. From 2011 through December 2014, Ms. Sandler held various positions at Somekh-Chaikin (KPMG Israel), where she gained valuable experience working with public companies and companies pursuing initial public offerings. Ms. Sandler completed the professional course of the Israeli Navy in 2005 and served as a submarine simulator instructor and commander until 2007. Ms. Sandler is a Certified Public Accountant in Israel. Ms. Sandler earned a B.A. with honors in Accounting and Economics from the Hebrew University of Jerusalem and a M.B.T with honors from the College of Management in Rishon LeZion.

Simon Anthony-Fried, Chief Business Officer, Director

Mr. Simon Fried has served as our Chief Business Officer and a director since August 2014. Mr. Fried was a co-founder of Diesse Solutions Ltd., a project management, risk and marketing consultancy, and served as its Chief Executive Officer from 2004 to 2014. He has worked as a risk management and corporate governance consultant to the Financial Services Authority in the United Kingdom and as a senior strategy consultant at Monitor Company, a Boston based boutique strategy consulting firm. Mr. Fried has a background that covers marketing and sales strategy, management, business development, financial services regulation, fundraising and c-suite consulting. Mr. Fried has worked extensively on global projects in both the B2B and B2C markets driving significant strategic change to global marketing organizations. He also currently serves as a director of the Milk & Honey Distillery Ltd. Mr. Fried holds a B.Sc. in Experimental Psychology from University College London, an M.Sc. in Judgment and Risk from Oxford University and an M.B.A. from SDA Bocconi in Milan.

Sharon Fima, Chief Technology Officer, Director

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

Dagi Shahar Ben-Noon, Chief Operating Officer, Director

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

Irit Ben-Ami, External Director

Ms. Irit Ben-Ami has served on our board of directors as an external director since November 2012. Ms. Ben-Ami is a member of the Institute of Certified Public Accountants in Israel as well as of the Israel Bar Association. Ms. Ben-Ami founded the law office of Pitaro-Ben Ami in 2007 and was a partner there until 2009. Ms. Ben-Ami currently serves as member of the board of directors of several public companies, including the Hagag Group Real Estate Entrepreneurship Ltd. (TASE: HGG) since 2011, Netz United States HY Ltd. (TASE: NEZU) since 2012, BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV; TASE: BNDX) since 2008, Medivie Therapeutic Ltd. (TASE:MDVI) since 2014, and Together Startup Network Ltd. (TASE:TGTR) since 2016. Ms. Ben-Ami holds a Bachelor’s degree (cum laude) in Law (LL.B.) from Sha’arei Mishpat College, a B.A. (with honors) in Economics and Accounting from Haifa University and an M.A. in Health Systems Management (M.H.A.) from Ben Gurion University, and was engaged in the past in academic aspects of labor law and corporate law as a practitioner at Bar Ilan University, Ben Gurion University and at the Sha’arei Mishpat College.

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

Abraham Nahmias, Director

Mr. Abraham Nahmias has served on our board of directors since August 2014. Mr. Nahmias has been a managing partner of the Nahmias-Grinberg C.P.A (Isr.) since 1985. Mr. Nahmias currently serves as a director in the following companies: Orad Ltd. (since 2012), Allium Medical Solutions Ltd. (since 2014) and Cellect Biomed Ltd. (since July 2014). Mr. Nahmias has a B.A. in Economy and Accountancy from the Tel Aviv University, and is a certified public accountant in Israel.

Zvi Yemini, Independent Director

Mr. Zvi Yemini has served on our board as an independent director since January 2015. Mr. Yemini founded ZAG Industries Ltd., in 1987 and served as its Chief Executive Officer until 2000, and as its chairman until 2006. Mr. Yemini has over 25 years of industry experience. He also co-founded Hydro Industries Ltd. in 2002 and served as its Chairman of the Board of Directors from 2002 to 2011. Since 2011, Mr. Yemini has also served as the Chairman of the Board of Directors of Shenkar Design College. From 2002 through December 2015, Mr. Yemini served as the Chairman of the Board of Directors of the Tel-Aviv Trade Fairs & Convention Center. Mr. Yemini holds a B.A in Industrial Engineering from the Technion Israel Institute of Technology and an Executive M.B.A. from Tel Aviv University and a M.A. in Marketing from Baruch College in New York.

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

Eli Yoresh, Director

Mr. Eli Yoresh has served on our board since April 2014. Mr. Yoresh is a seasoned executive with over 15 years of executive and financial management experience, mainly, with companies from the financial, technology and industrial sectors. Since October 2010, Mr. Yoresh has served as a director and Chief Financial Officer at Foresight Autonomous Holdings Ltd. (TASE:FRST), and since September 20, 2013 as a director at Proteologics Ltd. (TASE:PRTL). Mr. Yoresh served as the Chief Executive Officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh served as a director at Greenstone Industries Ltd. (TASE: GRTN) from January 2013 to June 2015, and as the Chairman of both Gefen Biomed investments Ltd. (TASE: GEFEN) from April 2013 to July 2015 and Zmicha Investment House Ltd. (TASE: TZMI-M) from February 2013 to July 2015. He holds a B.A. in Business Administration from the College of Management in Israel and an M.A. in Law from Bar-Ilan University in Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

With the exception of our director, Abraham Nahmais, who was appointed by Michael Ilan, one of our shareholders, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Item 7.B. Related Party Transactions” for additional information.

B.	Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2016. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2016. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.845 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2016.

	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 13 persons	$975,000	$1,257,000

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2016.

Annual Compensation- in thousands of USD- convenience translation

Executive Officer	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share Based Compensation	Total

Amit Dror	$178	$150	$328

Sharon Fima	$196	$150	$346

Simon Anthony-Fried	$177	$150	$327

Dagi Shahar Ben-Noon	$177	$150	$327

Itschak Shrem	$93	$172	$265

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

For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

C.	Board Practices

Introduction

Our board of directors presently consists of twelve members, including at least two external directors required to be appointed under the Companies Law. We believe that Ms. Ben-Ami and Messrs. Baharav, Kleinfeld, Nahmias, Yemini, Yogev and Yoresh are “independent” for purposes of NASDAQ Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members (including external directors) shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and if such terms of employment are not consistent with our compensation policy, then such terms require the approval of our shareholders, and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “External Directors” below.

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

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, with certain exceptions as explained below, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and such external director is not an interested shareholder or a competitor or relative of such shareholder, at the time of appointment, and is not affiliated with or related to an interested shareholder or competitor, at the time of appointment or the two years prior to the date of appointment. An “Interested shareholder or a competitor ” is a shareholder who recommended the appointment for each such additional term or a substantial shareholder, if at the time of appointment, it, its controlling shareholder or a company controlled by any of them, has business relations with the company or any of them are competitors of the company;

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

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, under the Companies Law, a majority of the members of the audit committee of a publicly-traded company must be unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either (i) an external director, or (ii) an individual who has not served as a director of the company for a period exceeding nine consecutive years and who meets the qualifications for being appointed as an external director, except that he or she need not meet the requirement for accounting and financial expertise or professional qualifications.

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

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(iv)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “Item 7.B. Approval of Related Party Transactions under Israeli law”);

(vii)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(viii)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

(ix)	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Item 7.B. Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $15,000,000 for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $73,080, which expires on October 3, 2017.

On November 3, and November 7, 2016, respectively, our compensation committee and board of directors approved our purchase of a professional liability insurance policy for our current and future directors and officers, who may be appointed from time to time. As required by the Companies Law, this matter was submitted to a vote, and approved by our shareholders on December 26, 2016. The approved terms allow us to obtain insurance with an annual premium that may not exceed a total of $100,000, and maximum coverage up to $30 million.

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

As of December 31, 2016, we have four senior management, full-time employees, who also serve as directors in our Company: Mr. Amit Dror who serves as the chief executive officer of the Company, Mr. Simon Anthony-Fried who serves as the Chief Marketing Officer, Mr. Sharon Fima who serves as the Chief Technology Officer, and Mr. Dagi Shahar Ben-Noon who serves as the Chief Operating Officer. In addition, we have 65 full-time employees and 16 part-time employees, all located in Israel.

E.	Share Ownership.

The following table lists as of March 3, 2017, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)
Executive Officers and Directors

Itschak Shrem	1,753,499	(3)	3.5%

Amit Dror	2,551,631	(4)	5.1%

Simon Anthony-Fried	2,546,629	(4)	5.1%

Sharon Fima	2,546,625	(4)	5.1%

Dagi Shahar Ben-Noon	2,546,626	(4)	5.1%

Yael Sandler	80,000	(5)	*

Additional Directors

Irit Ben-Ami	60,000	(6)	*

Ofir Baharav	104,167	(7)	*

Roni Kleinfeld	60,000	(6)	*

Abraham Nahmias	70,000	(8)	*

Zvi Yemini	774,286	(9)	1.5%

Yoel Yogev	974,286	(10)	2.0%

Eli Yoresh	340,797	(11)	*

All directors and executive officers as a group (13 persons)	14,408,546		27.5%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 49,739,234 Ordinary Shares issued and outstanding as of March 3, 2017 plus Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(3)	Includes warrants currently exercisable to purchase: (i) 107,143 Ordinary Shares at an exercise price of NIS 2.25 per share, (ii) 370,878 Ordinary Shares at an exercise price of NIS 1.75 per share; and (iii) 20,000 Ordinary Shares at an exercise price of NIS 9.00 per share. In addition, options to purchase 233,335 Ordinary Shares at an exercise price of NIS 5.50 per share.
(4)	Includes options to purchase 233,335 Ordinary Shares at an exercise price of NIS 5.50 per share.
(5)	Includes options to purchase 80,000 Ordinary Shares at an exercise price of NIS 1.65 per share.
(6)	Includes options to purchase 60,000 Ordinary Shares at an exercise price of NIS 5.50 per share.
(7)	Includes options to purchase 104,167 Ordinary Shares at an exercise price of NIS 9.00 per share.
(8)	Includes options to purchase 70,000 Ordinary Shares at an exercise price of NIS 5.50 per share.
(9)	Includes warrants to purchase 178,571 Ordinary Shares at an exercise price of NIS 2.25 per share. In addition, includes options to purchase 60,000 Ordinary Shares at an exercise price of NIS 5.50 per share.
(10)	Includes warrants to purchase 107,143 Ordinary Shares at an exercise price of NIS 2.25 per share, and 30,000 of which are exercisable at an exercise price of NIS 9.00 per share. In addition, includes options to purchase 70,000 Ordinary Shares at an exercise price of NIS 5.50 per share.
(11)	Includes warrants to purchase 35,715 Ordinary Shares at an exercise price of NIS 2.25 per share. In addition, includes options to purchase 70,000 Ordinary Shares at an exercise price of NIS 5.50 per share.

Stock Option Plans

2015 Stock Option Plan

We maintain one equity incentive plan – our 2015 Stock Option Plan, or the 2015 Plan. As of March 3, 2017, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 2,459,035. In addition, options to purchase 5,540,965 Ordinary Shares were issued and outstanding. Of such outstanding options, options to purchase 2,682,558 Ordinary Shares were vested as of that date, 981,670 with an exercise price of NIS 1.65 (approximately $0.43) per share, 1,330,010 with an exercise price of NIS 5.50 (approximately $1.43) per share and 370,878 with an exercise price of NIS 1.75 (approximately $0.46) per share.

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

The following table presents as of March 3, 2017 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares (to whom we refer as our Major Shareholders). The data presented is based on information provided to us by the Major Shareholders or disclosed in public regulatory filings.

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

Name	Number of Ordinary Shares Beneficially Owned(1)	Percent of Class(2)

Amit Dror (3) (5)	2,551,631	5.1%

Sharon Fima (3) (5)	2,546,625	5.1%

Dagi Shahar Ben-Noon (3) (5)	2,546,626	5.1%

Simon Anthony-Fried (3) (5)	2,546,629	5.1%

Michael Ilan Management and Investments Ltd. (4)	3,432,490	6.9%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(2)	The percentages shown are based on 49,739,234 Ordinary Shares issued and outstanding as of March 3, 2017.
(3)	Includes options to purchase 233,335 Ordinary Shares at an exercise price of NIS 5.50 per share.
(4)	Includes warrants to purchase 352,091 Ordinary Shares that are currently exercisable at an exercise price of NIS 9.00 (approximately $2.3647) per share. Based on information publically available from the Israeli Registrar of Companies, this entity is under control of, and affiliated with Mr. Michael Ilan of 6 Stricker St., Tel Aviv-Yafo, 6200608.
(5)	Amit Dror, Sharon Fima, Dagi Shahar Ben-Noon and Simon Anthony-Fried are parties to a shareholders voting agreement, pursuant to which the parties have agreed to vote together all of their voting securities. The figures in the table above include only the shares owned by each shareholder individually. In the aggregate, these shareholders hold approximately 20% of the voting power of the Company. See “Item 7.B. Related Party Transactions” for additional information.

Changes in Percentage Ownership by Major Shareholders

On August 25, 2014, we entered into the Merger with the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. As a result of the Merger, the four shareholders of the Subsidiary received an aggregate amount of approximately 37.4% our issued and outstanding Ordinary Shares, as of the date thereof.

For a detailed description of the Merger, see “Item 7.B. Related Party Transactions – Merger Agreement and Private Placement Agreements.”

Record Holders

Based upon a review of the information provided to us by our transfer agent and custodian bank in the United States, as of March 1, 2017, there were a total of 4 holders of record of our shares, of which 1 record holder holding 4 shares, or approximately 0.00001% of our outstanding shares had a registered address in the United States, and the remaining 3 holders had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date. See “Item 7.B. Related Party Transactions – Shareholders Agreement” for information regarding a voting agreement among certain of our shareholders.

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

Options

Since our inception we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Share Ownership—Stock Option Plans.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for 90 days after such termination.

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

As an extension to this private placement, on April 15, 2015, we issued an aggregate of 285,715 Ordinary Shares to Eli Yoresh, one of the Company’s directors, and Itschak Shrem, the Company’s Chairman, at a price per share of NIS 1.40 (approximately $0.35). In addition, we issued warrants to purchase up to 285,715 Ordinary Shares, 50% of which at an exercise price of NIS 1.75 (approximately $0.44) per share, and 50% of which at an exercise price of NIS 2.25 (approximately $0.57) per share. These warrants will expire as follows: (i) warrants to purchase 142,858 of our Ordinary Shares will expire 18 months from the date of issuance, and (ii) warrants to purchase 142,857 of our Ordinary Shares will expire 36 months from the date of issuance.

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

Public Offering of Securities

In September 2016, we entered into an underwriting agreement with National Securities Corporation, as representative of the underwriters named therein, for a firm commitment public offering of ADSs. The price to the public was $6.50 per ADS and aggregate gross proceeds of the offering were approximately $13.8 million. Itschak Shrem, the Chairman of our Board of Directors purchased approximately $200,000 of ADSs in the offering from the underwriters at the public offering price. The underwriters received the same underwriting discounts and commissions on the ADSs purchased by Mr. Shrem as they did on the other ADSs sold in the offering.

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

On March 19, 2015, a claim was filed in the District Court in Tel Aviv-Jaffa by XJet Ltd., or XJet, seeking damages in the amount of NIS 20,000,000 against us, our officers, directors, shareholders several employees and the Subsidiary, or the Defendants. XJet has alleged that one or more of our officers and/or employees previously employed by XJet misappropriated commercial secrets and technology that were developed by XJet in the field of 3-D printing and sought an injunction on the use of such trade secrets and proprietary technology. In May 2015, we filed a statement of defense, within which we denied the allegations attributed to us in the lawsuit.

On May 2, 2016, XJet filed a motion to amend pleadings, a motion for a temporary injunction and a motion for a protective order. XJet has alleged, inter alia, that the invention described in our U.S. patent application No. 9,227,444, that covers alignment assembly, kits and methods related to calibration of print heads, was invented by XJet and was kept by them as a trade secret before it was misappropriated, and therefore the patent should be transferred to XJet. We filed our responses to the three motions on May 22, 2016, and rejected all of XJet’s motions and allegations.

On May 30, 2016, a pre-trial hearing took place. During the hearing, the parties agreed to turn to mediation proceedings for the purpose of resolving the dispute amicably. On September 29, 2016, a mediation meeting took place and the parties are currently engaged in settlement discussions.

If the court grants XJet’s requested remedies, we may be required to make certain modifications to our 3D printer which could cause delays in the development and commercialization of our 3D printer. However, we believe that any possible injunction, if granted, would have no effect on the sales of our proprietary ink products.

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

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E. Taxation”, for additional information.

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

	NIS		U.S.$
	Price Per		Price Per
	Ordinary		Ordinary
	Share		Share
	High	Low	High	Low

Annual:
2016	651.7	447	169.6	115.6
2015	798.5	151.4	207.3	38.6
2014	505	80.5	145.4	23
2013	125.8	80.6	34.2	23.2
2012	135.5	88.1	34.7	23
2011	312.4	113.2	88	29.8

Quarterly:
First Quarter 2017 (through March 3, 2017)	520.0	425	138.7	112.3
Fourth Quarter 2016	563.8	447	149.2	116.3
Third Quarter 2016	639	507.6	168.8	130.8
Second Quarter 2016	624.1	498	164.2	129.1
First Quarter 2016	651.7	449.3	169.6	115.6
Fourth Quarter 2015	731.4	581.7	188.5	150.9
Third Quarter 2015	737	540	195.2	139.2
Second Quarter 2015	798.5	263.3	207.3	66.3
First Quarter 2015	341.4	151.4	86.7	38.6

Most Recent Six Months:
February 2017	520.0	448.2	138.7	118.9
January 2017	484.7	425	125.9	112.3
December 2016	481.9	447	126.3	116.3
November 2016	518.6	470	135.5	121.3
October 2016	563.8	518.9	149.2	134.6
September 2016	639.0	518.1	168.8	137.2

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NASDAQ Capital Market, OTCQX and OTCQB, as applicable, in U.S. dollars.

	U.S.$
	Price Per
	ADS
	High	Low
Annual:
2016	8.89	5.77
2015	10.00	7.04
Quarterly:
First Quarter 2017(through March 3, 2017)	6.85	5.64
Fourth Quarter 2016	7.43	5.89
Third Quarter 2016	8.61	6.69
Second Quarter 2016	8.34	6.47
First Quarter 2016	8.89	5.77
Fourth Quarter 2015	9.50	7.31
Third Quarter 2015 (from July 29, 2015)	10.00	7.04
Most Recent Six Months:
February 2017	6.23	5.64
January 2017	6.85	5.96
December 2016	6.33	5.89
November 2016	6.67	6.00
October 2016	7.43	6.48
September 2016	8.61	6.90

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are listed on the TASE. Our ADSs are listed on the NASDAQ Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Election of Directors

Pursuant to our amended and restated articles of association, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on the board of directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as board members pursuant to the provisions of our amended and restated articles of association or any applicable law, upon the earlier. In addition, our amended and restated articles of association allow our Board of Directors to appoint directors to fill vacancies and/or as an addition to the Board of Directors (subject to the maximum number of directors) to serve until the next annual general meeting or earlier if required by our amended and restated articles of association or applicable law, upon the earlier. External directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Companies Law. See “Item 6.C. Board Practices – External Directors.”

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

If a general meeting was summoned following the request of a shareholder, then a quorum required in an adjourned general meeting, shall consist of at least one or more shareholders, which holds and represents at least 5% of the company’s issued and outstanding share capital and at least 1% of the company voting rights, or one or more shareholder, which holds at least 5% of the Company’s voting rights.

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

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A “special” tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. In general, the tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this annual report on Form 20-F, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, or “Item 7.A. Major Shareholders” above.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of January 2016, the corporate tax rate was 25%. As of January 1, 2017, the corporate tax rate was reduced to 24% and as of January 1, 2018, the corporate tax rate will be further reduced to 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

Tax Benefits and Grants for Research and Development

Under the R&D Law research and development programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

The terms of the R&D Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA. Under the regulations of the R&D Law, assuming we receive approval from the IIA to manufacture our IIA funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant

Up to 50%	120%
between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the Chief Scientist and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the R&D Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the R&D Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application.

The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the R&D Law. The approval, however, is not required for the export of any products developed using grants received from the Chief Scientist. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed 6 times the value of the grants received plus interest, with a possibility to reduce such payment to up to 3 times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the IIA.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the R&D Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval or the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the R&D Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the R&D Law, we may be subject to criminal charges.

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

Tax Benefits

The Investment Law grants tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5% as of January 1, 2017.

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

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares and ADSs. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares or ADSs that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized in or under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is subject to U.S. federal income tax, regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or ADSs, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase or hold our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares or ADSs through a partnership or other pass-through entity are not considered.

Each prospective investor is advised to consult his or her own tax adviser for the specific U.S. federal and state income tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares or ADSs, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For non-corporate U.S. holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 15%. For those non-corporate U.S. holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for “qualified dividend income” and long term capital gains is generally 20%. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares or ADSs are readily tradable on the NASDAQ Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares or ADSs will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares or ADSs. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the Ordinary Shares or ADSs if such U.S. Holder has not held the Ordinary Shares or ADSs for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the Ordinary Shares or ADSs will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the Ordinary Shares or ADSs in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Taxation of the Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our Ordinary Shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in the sold Ordinary Shares or ADSs and the amount realized on the disposition of such Ordinary Shares or ADSs (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares or ADSs will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares or ADSs is generally allocated to U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent specified dividends were received by the taxpayer within the 24 month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs is subject to limitations.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that was (at any time during the U.S. taxpayer’s holding period) a PFIC. We would be treated as a PFIC for U.S. federal income tax purposes for any tax year that either:

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

If we currently are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the Ordinary Shares or ADSs. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

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

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our Ordinary Shares or ADSs or the proceeds from the disposition of our Ordinary Shares or ADSs if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non U.S. Holder, a fixed place of business in the United States; (2) in the case of a disposition of our Ordinary Shares or ADSs, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met; (3) the non U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S tax law applicable to U.S. expatriates.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares or ADSs if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. You should consult your tax advisor regarding the HIRE Act.

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

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. You may read and copy the annual report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would increase/decrease our loss for 2016 by 0.63% and 1.26%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2016, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Somekh Chaikin, a member firm of KPMG International, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2015 and 2016.

The following table provides information regarding fees paid by us to Somekh Chaikin and/or other member firms of KPMG International for all services, including audit services, for the years ended December 31, 2015 and 2016:

	Year Ended December 31,
	2015	2016

Audit fees (1)	$75,000	$143,000
Audit-related fees	-
Tax fees	-	-
All other fees	-	-

Total	$75,000	$143,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, tax returns, and fees relating to our public offering of ADSs.

Pre-Approval of Auditors’ Compensation

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

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of Nano Dimension Ltd., filed as Exhibit 1.1 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

2.1	Amended and Restated Form of Depositary Agreement among Nano Dimension Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 1 to the Post Effective Amendment No. 1 to Form F-6 (File No. 333-204797) filed on February 22, 2016, and incorporated herein by reference.

4.1^	Amended and Restated License Agreement, dated April 2, 2015, by and between the Company and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd., filed as Exhibit 4.1 to Form 20-F/A (File No. 001-37600) filed on February 29, 2016, and incorporated herein by reference.

4.2	Summary Translation of Merger Agreement, dated May 18, 2014, and as amended on July 9, 2014, by and between Z.B.I and Nano Dimension Technologies Ltd. (formerly, Hyrax Technologies B.F. 2012 Ltd.), filed as Exhibit 4.2 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

4.3	Summary Translation of Private Placement Agreement, dated July 3, 2014, between the Company and Michael Ilan Management and Investment Ltd., filed as Exhibit 4.3 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

4.4	Nano Dimension Ltd. 2015 Stock Option Plan, filed as Exhibit 4.4 to Form 20-F/A (File No. 001-37600) filed on February 29, 2016, and incorporated herein by reference.

4.5	Employment Agreement, dated October 13, 2015, between the Company and Amit Dror, filed as Exhibit 4.5 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

4.6	Employment Agreement, dated October 13, 2015, between the Company and Simon Fried, filed as Exhibit 4.6 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

4.7	Employment Agreement, dated October 14, 2015, between the Company and Sharon Fima, filed as Exhibit 4.7 Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

4.8	Employment Agreement, dated October 14, 2015, between the Company and Dagi Ben-Noon, filed as Exhibit 4.8 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

4.9	Voting Agreement, dated August 5, 2014, between Simon Anthony Fried, Amit Dror, Dagi Shahar Ben-Noon and Sharon Fima, filed as Exhibit 4.9 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Somekh Chaikin (Member firm of KPMG International).

^	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NANO DIMENSION LTD.

By:	/s/ Amit Dror
Amit Dror
Chief Executive Officer

Date: March 7, 2017

Nano-Dimension Ltd.

Consolidated Financial Statements as of December 31, 2016

F-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders Nano Dimension Ltd.

We have audited the accompanying consolidated statements of financial position of Nano Dimension Ltd. (the “Company”) and its subsidiary as of December 31, 2015 and 2016 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiary as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin Certified Public Accountants (Isr.) Member firm of KPMG International Tel-Aviv, Israel March 6, 2017

Nano Dimension Ltd.

Consolidated Statements of Financial Position as at

		December 31,		Convenience translation into US dollars (Note 2S) December 31,
	Note	2015	2016	2016
		Thousand NIS	Thousand NIS	Thousand USD

Assets
Cash	3.A	33,811	47,599	12,379
Restricted deposits	3.B	500	500	130
Trade receivables		-	149	39
Other receivables	4	1,030	2,979	775
Total current assets		35,341	51,227	13,323

Restricted deposits	3.B	428	425	110
Property plant and equipment, net	5	4,414	7,712	2,006
Intangible assets	6	11,355	26,095	6,787
Total non-current assets		16,197	34,232	8,903
Total assets		51,538	85,459	22,226

Liabilities
Trade payables		1,727	2,612	679
Other payables	7	1,814	4,954	1,289
Total current liabilities		3,541	7,566	1,968

Liability in respect of government grants	8	993	2,420	629
Other long-term liabilities	9	-	1,255	327
Total non-current liabilities		993	3,675	956
Total liabilities		4,534	11,241	2,924

Equity
Share capital	11	3,863	5,446	1,417
Share premium		63,054	118,820	30,902
Treasury shares		(5,260)	(5,260)	(1,368)
Warrants		6,934	4,375	1,138
Capital reserve from transactions with controlling shareholders		1,866	1,866	485
Capital reserve for share-based payments		12,681	19,575	5,091
Accumulated loss		(36,134)	(70,604)	(18,363)
Total equity		47,004	74,218	19,302
Total liabilities and equity		51,538	85,459	22,226

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the Year Ended December 31,			Convenience translation into US dollars (Note 2S) Year ended December 31,
	Note	2014	2015	2016	2016
		Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD

Revenues	12	-	-	175	46

Cost of revenues	13	-	-	72	19

Cost of revenues - amortization of intangible	6	-	-	668	174

Total cost of revenues		-	-	740	193

Gross loss		-	-	(565)	(147)

Research and development expenses, net	14.A	3,339	11,153	15,606	4,059

General and administrative expenses	14.B	1,426	11,229	18,443	4,797

Other income		62	6	-	-

Operating loss		(4,703)	(22,376)	(34,614)	(9,003)

Listing expenses		9,358	-	-	-

Finance income	14.C	1	1,529	695	181

Finance expense	14.C	118	145	551	143

Total comprehensive loss		(14,178)	(20,992)	(34,470)	(8,965)

Basic and diluted loss per share (in NIS)	16	(1.11)	(0.78)	(0.85)	(0.22)

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS
For the year ended December 31, 2016:
Balance as of January 1, 2016	3,863	63,054	(5,260)	6,934	1,866	12,681	(36,134)	47,004
Issuance of Ordinary Shares and warrants, net	1,063	45,287	-	-	-	-	-	46,350
Exercise of warrants and options	520	10,479	-	(2,559)	-	(2,788)	-	5,652
Share-based payments	-	-	-	-	-	9,682	-	9,682
Net loss	-	-	-	-	-	-	(34,470)	(34,470)

Balance as of December 31, 2016	5,446	118,820	(5,260)	4,375	1,866	19,575	(70,604)	74,218

Balance as of December 31, 2016- Convenience translation into US dollars (Note 2S)- Thousand USD	1,417	30,902	(1,368)	1,138	485	5,091	(18,363)	19,302

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS
For the year ended December 31, 2015:
Balance as of January 1, 2015	2,337	14,334	(5,260)	2,466	1,866	62	(15,142)	663
Issuance of Ordinary Shares and warrants, net	1,498	48,054	--	4,532	--	--	--	54,084
Exercise of warrants and options	28	666	--	(64)	--	(109)	--	521
Share-based payments	--	--	--	--	--	12,728	--	12,728
Net loss	--	--	--	--	--	--	(20,992)	(20,992)

Balance as of December 31, 2015	3,863	63,054	(5,260)	6,934	1,866	12,681	(36,134)	47,004

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Changes in Equity (Continued)

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Other capital reserves	Accumulated loss	Total equity (deficit)
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS
For the year ended December 31, 2014:
Balance as of January 1, 2014 (*)	1,743	10,196	(5,260)	2,466	776	--	(9,145)	(964)	(188)
Effect of reverse acquisition	--	--	--	--	--	--	9,145	--	9,145
Issuance of share capital, net	594	4,138	--	--	--	--	--	--	4,732
Capital contribution from transactions with controlling shareholders	--	--	--	--	1,090	--	--	--	1,090
Share-based payments	--	--	--	--	--	62	--	--	62
Net loss	--	--	--	--	--	--	--	(14,178)	(14,178)

Balance as of December 31, 2014	2,337	14,334	(5,260)	2,466	1,866	62	--	(15,142)	663

(*) Restated as a result of the retroactive implementation of a reverse acquisition.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Cash Flows

	For the Year Ended December 31,			Convenience translation into US dollars (Note 2S) Year ended December 31,
	2014	2015	2016	2016
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD
Cash flow from operating activities:
Net loss	(14,178)	(20,992)	(34,470)	(8,965)
Adjustments:
Depreciation and amortization	30	141	1,400	364
Listing expenses	9,193	--	--	--
Revaluation of controlling shareholders loans	36	25	--	--
Government grants in respect of research and development expenses	(188)	--	--	--
Revaluation of liability in respect of government grants	42	77	438	114
Revaluation of derivative instruments	--	(1,434)	--	--
Financing expenses (income)	--	292	(543)	(141)
Controlling shareholder wages and accompanying expenses	1,051	--	--	--
Non- cash R&D expenses	--	206	572	149
Share-based payments	62	7,440	7,785	2,025
	10,226	6,747	9,652	2,511
Changes in assets and liabilities:
Increase in other receivables	(429)	(423)	(1,887)	(491)
Increase in trade receivables			(149)	(39)
Increase in other payables	703	610	2,385	621
Increase in trade payables	210	1,069	268	70
Increase in other long term liabilities	-	-	1,464	379
	484	1,256	2,081	540
Net cash used in operating activities	(3,468)	(12,989)	(22,737)	(5,914)

Cash flow from investing activities:
Redemption of restricted bank deposits	--	(928)	-	-
Development expenditure capitalized as intangible assets	--	(5,819)	(13,156)	(3,421)
Acquisition of property plant and equipment	(1,131)	(3,331)	(4,340)	(1,129)
Net cash used in investing activities	(1,131)	(10,078)	(17,496)	(4,550)

Cash flow from financing activities:
Cash acquired upon reverse acquisition	79	--	--	--
Proceeds from issuance of Ordinary Shares and warrants, net	4,732	55,518	46,350	12,055
Exercise of warrants and options		521	5,652	1,470
Short-term loans received	65	--	--	--
Amounts recognized in respect of government grants liability, net	516	500	1,473	383
Proceeds from controlling shareholder loans	37	--	--	--
Payment of controlling shareholder loans	(29)	(175)	--	--
Net cash provided by financing activities	5,400	56,364	53,475	13,908
Increase in cash and cash equivalents	801	33,297	13,242	3,444
Cash and cash equivalents at beginning of the year	5	806	33,811	8,793
Effect of exchange rate fluctuations on cash and cash equivalents	--	(292)	546	142
Cash and cash equivalents at end of year	806	33,811	47,599	12,379

Non-cash transactions:
Property plant and equipment acquired in credit	-	396	1,013	263

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 1 – General

A.	Reporting Entity

Z.B.I. Ltd. was established in Israel in 1960 and its shares have been traded on the Tel Aviv Stock Exchange (the “TASE”) since 1977. On March 7, 2014, Z.B.I. Ltd. distributed the shares of its subsidiary, B.G.I. Investments (1961) Ltd., to its shareholders (dividend in-kind), such that after said distribution, it became a “shell corporation”. On October 29, 2014, Z.B.I. Ltd. changed its name to its current name, Nano Dimension Ltd. (the “Company”). As of the date of the completion of the Acquisition (see subsection B), the Company engages, by means of the subsidiary Nano Dimension Technologies Ltd. (“Nano–Technologies”), in research and development of a three-dimensional (3-D) printer (which prints electronic circuits boards - PCB cards) and development of nanotechnology based conductive and dielectric inks, which are supplementary products to the 3-D printer.

Since August 25, 2014, the Company has devoted substantially all of its financial resources to develop its products and has financed its operations primarily through the issuance of equity securities. The amount of the Company’s future net losses will depend, in part, on completing the development of its products, the rate of its future expenditures, its ability to generate significant revenues from the sell of its products and, and its ability to obtain funding through the issuance of securities, strategic collaborations or grants. To date, the Group (as defined in subsection C below) has not yet commercialized any of its products and has generated insignificant revenues, mainly from operating leases of its 3D printers (see note 12). The Group’s ability to generate revenue and achieve profitability depends on its ability to successfully complete the development of, and to commercialize, its products. The Group was able to obtain funding thus far and believes it has enough funding to complete the development of its products.

B.	On August 25, 2014, the acquisition of Nano–Technologies by the Company (the “Acquisition”) was completed, and the shareholders of Nano–Technologies received approximately 37.38% of the Company’s ordinary shares (“Ordinary Shares”). Based on the guidance in International Financial Reporting Standards (“IFRS”) 3 Business Combinations, this transaction was accounted for by analogy to a reverse acquisition, as the shareholders of Nano–Technologies hold significantly more voting rights than any other vote holder, with the other shareholdings widely dispersed, and the former shareholders of Nano–Technologies dominate the management of the Company. Hence, it was determined that the Company was the acquired entity for accounting purposes and that the Company was not an actual business (but rather a public shell corporation). The financial statements were prepared as a continuation of Nano–Technologies’ financial statements and the assets and liabilities have been recognized at their carrying amounts in Nano–Technologies immediately prior to the transaction. Furthermore, the Company’s comparative figures were restated to reflect Nano–Technologies’ financial position and operating results as if it has always owned the operations acquired in the Acquisition.

In light of the above, balances of assets, liabilities and expenses which refer to the Company’s past operations prior to the Acquisition are excluded from these financial statements, except for adjusting retroactively the legal share capital to reflect the legal share capital of the Company.

The consideration for the Acquisition consists of shares issuance listing expenses, which in accordance with IFRS 2 Share-based Payment were recognized in the statement of “Profit or Loss and Other Comprehensive Income” in the amount of NIS 9,358,000. The amount of the expenses represents the effective cost of the Acquisition of the Company, and was determined based on the fair value of the Company’s traded shares, a public shell on the date of the Acquisition.

The Ordinary Shares are traded on the TASE. In addition, since March 2016, the Company’s American Depositary Shares (“ADSs”) have been trading on the Nasdaq Capital Market.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 1 – General (Continued)

C.	Definitions

In these financial statements –

The Group – the Company and Nano –Technologies.

Related Party – Within its meaning in International Accounting Standards (“IAS”) 24 (2009) Related Party Disclosures.

Note 2 – Summary of Significant Accounting Policies

Nano–Technologies’ accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

A.	Basis for presentation of the financial statements

The Group’s financial statements as of December 31, 2016, and December 31, 2015 and for each of the three years in the period ended on December 31, 2016 comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The financial statements have been prepared under the historical cost convention, subject to adjustments for revaluation of certain financial liabilities (including derivative instruments) to fair value through profit or loss.

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 6, 2017.

B.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS as issued by the IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Company to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experiences, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Below is information about significant assumptions made by the Group with respect to estimates and judgments:

-	Contingent liabilities

The evaluations of provisions and contingent liabilities are based on best professional judgment, taking into consideration the stage of the proceedings, as well as cumulative legal experience in the various topics. Whereas the results of certain lawsuits shall be determined by the courts, these results may differ from these evaluations.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

B.	Use of estimates and judgments (Continued)

-	Intangible assets

Development expenses in the period until August 1, 2015 were expensed as incurred. On August 1, 2015, the Group met all the required conditions to recognize intangible assets in accordance with IAS 38 Intangible Assets and started recognizing intangible assets arising from internal development. The capitalization is the outcome of meeting all the criteria in IAS 38, which are (i) development costs that can be measured reliably, (ii) the product or process is technically and commercially feasible, (iii) future economic benefits are probable, and (iv) the Group has the intention and sufficient resources to complete development and to use or sell the asset. In the fourth quarter of 2016, the Company ceased to capitalize development cost and began to amortize its intangible assets. The estimated useful lives of the capitalized development expenses for the current period is 10 years. See also Note 2.L regarding research and development and amortization of intangible assets.

-	Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option and volatility and making assumptions about them. For the measurement of the fair value of equity-settled transactions with employees at the grant date, the Group uses a binomial model. See also note 2.N and note 17.

-	Liability in respect of government grants

See note 8 regarding the discount rate that was used in evaluating the liability in respect of government grants.

-	Operating lease- Group as lessor

The Group has entered into leases of its 3D printers. The Group has determined, based on an evaluation of the terms and conditions of the agreements, such as the lease term not constituting a major part of the economic life of the printer and the present value of the minimum lease payments not amounting to substantially all of the fair value of the printer, that it retains all the significant risks and rewards of ownership of these properties and accounts for the contracts as operating leases.

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

D.	Functional currency and presentation currency

(1)	Functional currency and presentation currency

These financial statements are presented in New Israeli Shekels (“NIS”), which is the Group’s functional currency. The figures in the tables are rounded to the nearest one thousand, unless otherwise noted. The NIS is the currency that represents the principal economic environment in which the Group operates.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

D.	Functional currency and presentation currency (Continued)

(2)	Foreign currency transactions

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

Financial assets and liabilities which according to their terms are linked to changes in the Israeli Consumer Price Index (the “Index”) are adjusted according to the relevant Index on every reporting date in accordance with the terms of the agreement. Linkage differences deriving from said adjustment are recorded to profit and loss.

(4)	Below are details regarding the Index and the exchange rate of the U.S. dollar (“Dollar” or “$”):

	Consumer Price Index	Dollar

December 31, 2016	100.878	3.845
December 31, 2015	101.184	3.902
December 31, 2014	102.1	3.889
Change in percentages:
Year ended December 31, 2016	(0.3)	(1.46)
Year ended December 31, 2015	(0.9)	0.33
Year ended December 31, 2014	(0.2)	12.0

E.	Financial instruments

(1)	Non-derivative Financial assets

Initial recognition of financial assets

The Group initially recognizes loans and receivables and deposits on the date that they are created. Non-derivative financial instruments are comprised of other receivables and cash and cash equivalents.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at their fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, minus any impairment losses.

Loans and receivables comprise cash and cash deposits and trade and other receivables.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

E.	Financial instruments (Continued)

Cash and cash equivalents

Cash and cash equivalents include cash balances available for immediate use.

Cash equivalents include short-term deposits with banking corporation (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

(2)	Non derivative Financial Liabilities

Non-derivative financial liabilities include trade and other payables.

Initial recognition of financial liabilities

The Group initially recognizes financial liabilities on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities are recognized initially at their fair value, plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured, at amortized cost, using the effective interest method.

Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset in the framework of deferred expenses in the statement of financial position. These transaction costs are deducted from the financial liability upon its initial recognition, or are amortized as financing expenses in the statement of “Profit or Loss and Other Comprehensive Income” when the issuance is no longer expected to occur.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

(3)	Determination of fair value

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

Further information about the assumptions that were used to determine fair value is included in Note 18.H on financial instruments.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

F.	Property plant and equipment

Property plant and equipment are presented according to cost, including directly attributed acquisition costs, minus accumulated depreciation and losses from accrued decrease in value. Improvements and upgrades are included in the assets’ costs whereas maintenance and repair costs are recognized in profit and loss as accrued.

The depreciation is calculated in equal yearly rates during the period of the useful life span of the assets, as follows:

%

Development equipment	7 - 15
Computers	20 - 33
Furnishings and equipment	7 - 15
Leasehold Improvements	7 - 10
Printers leased to clients- See note 2.J.(2)	25

Raw materials are depreciated only when they are available for use, i.e. when they are in the location and condition necessary for it to be capable of operating in the manner intended by management. See also note 5.

G.	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its value in use and its fair value, minus the costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset, for which the estimated future cash flows from the asset were not adjusted.

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

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

J.	Revenue

The revenues recognized during the year ended December 31, 2016 are comprised of revenues in the ordinary course of business from leases of the Group’s 3D printers. The lease agreements also include a certain amount of ink, that is supplied to the beta customers during the lease period. See also note 12.

(1)	Sale of goods

Revenue from the sale of goods in the ordinary course of business is measured at the fair value of the consideration received or receivable. Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement) that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. Transfers of risks and rewards vary depending on the individual terms of the contract of sale. When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit. If the fair value of the delivered item is not reliably measurable, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item.

(2)	Rental income

The Company’s beta program, launched in the second half of 2016, involves delivering its printers to leading companies and partners world-wide through a lease model. Rental income is recognized in profit or loss, on a straight-line basis over the term of the lease. The Group has recognized deferred revenue in respect to amounts that the Group received as of December 31, 2016, and will be recognized as revenues in the following year, see also note 7.

K.	Research and development and Intangible assets

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

The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. During 2016, the Group capitalized development expenses with regard to the internal development of its products in an amount of NIS 15,408,000 (in 2015: NIS 11,355,000). Other research and development expenditures are recognized in profit or loss as incurred.

In the fourth quarter of 2016 the Group ceased to capitalize development expenses and began to amortize the intangible asset arising from capitalization of development expenses, upon the initiation of its beta program. In subsequent periods, capitalized development expenditure is measured at cost minus accumulated amortization and accumulated impairment losses.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

L.	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset, minus its residual value.

Amortization is recognized in profit or loss on a straight-line basis, over the estimated useful lives of the intangible assets from the date they are available for use, since these method most closely reflect the expected pattern of consumption of the future economic benefits embodied in each asset.

The estimated useful lives of the capitalized development costs for the current period has been determined by the company’s management as 10 years.

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

M.	Government grants

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant.

Grants from the National Innovation Authority (the “NIA”), previously the Israeli Office of the Chief Scientist of the Ministry of Economy (the “OCS”) in respect of research and development projects are accounted for as forgivable loans according to IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. Grants received from the NIA are recognized as a liability according to their fair value on the date of their receipt, unless it is reasonably certain, on that date, that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the amount received and the fair value on the date of receiving the grant is recognized as a deduction of research and development expenses. Expenses related to revaluation of the liability in respect of government grants were recognized in the statements of profit or loss and other comprehensive income as finance expenses.

N.	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as salary costs, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards.

Share-based payment arrangements in which the subsidiary grants rights to parent company equity instruments to its employees are accounted for by the Group as equity-settled share-based payment transactions.

O.	Employee benefits

The Group’s liability for severance pay for its employees is calculated pursuant to Israeli Severance Pay Law (1963) (the “Severance Pay Law”). The Group’s liability is covered by monthly deposits with severance pay funds and insurance policies. For all of the Group’s employees, the payments to pension funds and to insurance companies exempt the Group from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law, which is accounted for as a defined contribution plan (as defined below). Accumulated amounts in pension funds and in insurance companies are not under the Group’s control or management and, accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the consolidated statements of financial position.

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

P.	Loss per share

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

Q.	The operating cycle

The operating cycle period of the Group is 12 months.

R.	New standards and interpretations not yet adopted

(1)	IFRS 9 (2014) – Financial Instruments

IFRS 9 (2014) replaces the current guidance in IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 (2014) includes revised guidance on the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting. IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. The Group has examined the effects of applying IFRS 9 (2014), and in its opinion the effect on the financial statements will be immaterial.

(2)	IFRS 15 – Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a comprehensive framework for determining whether revenue should be recognized and when and at what amount. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Group has examined the effects of applying IFRS 15, and in its opinion the effect on the financial statements will be immaterial.

(3)	IFRS 16- Leases

IFRS 16 replaces IAS 17, Leases and its related interpretations. For lessees, the standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. IFRS 16 is applicable for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15, Revenue from Contracts with Customers. The Group has not yet commenced examining the effects of adopting IFRS 16 on the financial statements.

S.	Convenience translation into U.S. dollars

For the convenience of the reader, the reported NIS figures as of December 31, 2016 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2016 (NIS 3.845 = $1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

 Note 3.A – Cash

	December 31,
	2015	2016
	Thousand NIS	Thousand NIS

Bank accounts- dominated in NIS	14,395	3,501
Bank accounts- other	19,416	44,098
	33,811	47,599

Note 3.B – Restricted deposits

1.	The Group has a restricted deposit for its credit cards in an amount of NIS 500,000. The deposit is not linked and has an annual interest rate of 0.02%.

2.	The Group has a restricted deposit for the lease of its offices and labs in an amount of NIS 425,000. The deposit is not linked and has an annual interest rate of 0.01%. The Group expect to lease its offices and labs for a period of more than a year, thus the restricted deposit was classified as long term deposit.

Note 4 – Other receivables

	December 31,
	2015	2016
	Thousand NIS	Thousand NIS

Government authorities	639	1,289
Prepaid expenses	203	1,369
Receivables in respect of government grants	142	232
Others	46	89
	1,030	2,979

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 5 – Property plant and equipment

	Development equipment	Computers	Furniture and equipment		Leasehold improvements	Printers leased to clients	Raw Materials (*)	Total
	Thousand NIS	Thousand NIS	Thousand NIS		Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS
Cost
As of January 1, 2015	1,012	87	37		34	-	-	1,170
Additions	2,047	654	116		910	-	-	3,727
Disposals	(161)	-	(5)		(58)	-	-	(224)
As of December 31, 2015	2,898	741	148		886	-	-	4,673
Additions	1,384	473	320		45	1,328	1,480	5,030
Disposals	(1,085)	-	-		-	-	-	(1,085)
As of December 31, 2016	3,197	1,214	468		931	1,328	1,480	8,618

Depreciation accrued
As of January 1, 2015	18	8	6		3	-	-	35
Additions	111	111	7		13	-	-	242
Disposals	(12)	-	-	*	(6)	-	-	(18)
As of December 31, 2015	117	119	13		10	-	-	259
Additions	266	328	21		68	49	-	732
Disposals	(85)	-	-		-	-	-	(85)
As of December 31, 2016	298	447	34		78	49	-	906

Carrying amount
As of December 31, 2016	2,899	767	434		853	1,279	1,480	7,712
As of December 31, 2015	2,781	622	135		876	-	-	4,414

(*)	During the year ended December 31, 2016 the Group acquired raw materials for the building of its 3D printers, with the intention of leasing those printers to clients as a part of the Company’s beta plan.

During the year ended December 31, 2016, the Group acquired property plant and equipment on credit in the amount of NIS 1,013,000.

During the year ended in December 31, 2016, the Group recognized an amount of NIS 1,328,000 as property plant and equipment in respect to printers that it leases to its clients. This amount include an amount of NIS 852,000 that was previously capitalized as an intangible asset.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 6 – Intangible assets

Intangible assets include development expenses that were capitalized. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. See also notes 2.B and 2.L.

	December 31,
	2015	2016
	Thousand NIS	Thousand NIS

Balance as of January 1	-	11,355
Capitalization of development expenses	11,355	15,408
Amortization	-	(668)
Balance as of December 31	11,355	26,095

Note 7 – Other payables

	December 31,
	2015	2016
	Thousand NIS	Thousand NIS

Accrued expenses	215	881
Deferred revenue	-	369
Other short time liabilities	-	209
Employees and related liabilities	1,090	1,804
Government authorities	316	951
Current maturities in respect of government grants	96	642
Others	97	98
	1,814	4,954

Note 8 – Liability in respect of government grants

	2015	2016
	Thousand NIS	Thousand NIS
Balance as of January 1	370	1,089
Amounts received during the year	883	2,143
Amounts not yet received	142	232
Amounts recognized as an offset from research and development expenses	(383)	(840)
Revaluation of the liability	77	438
Balance as of December 31	1,089	3,062

Current maturities in respect of government grants	96	642

Long term liability in respect of government grants	993	2,420

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 8 – Liability in respect of government grants (Continued)

On September 30, 2014, Nano-Technologies received an approval from the NIA, then the OCS, to finance a development project in a scope of up to NIS 3,700,000, while the NIA’s share of financing the aforesaid amount would be up to 50%. In consideration, Nano-Technologies undertook to pay the NIA royalties in the rate of 3% of the future sales up to the amount of the grants received. On the date on which the grants were received, the Group recognized a liability using a discount rate of 30%,

On December 22, 2015, Nano- Technologies received an approval from the NIA to support its development of a 3D PCB printer. The approved budget is up to NIS 4,400,000, and the contribution by the NIA to the research and development budget is 50% of expenditures. On the date on which the grants were received, the Group recognized a liability using a discount rate of 19.5%,

See also note 20.B regarding an additional approval received after the reporting date.

Note 9 – Other Long-term Liabilities

Other long-term liabilities represent cash and property, plant and equipment items received in respect of lease of additional office.

Note 10 – Commitments and contingent liabilities

A.	Licenses

On September 15, 2014, Nano-Technologies engaged in a licensing agreement with Yissum – Research Development Company of the Hebrew University of Jerusalem, Ltd. (“Yissum”), whereby Nano-Technologies would be granted an exclusive right to use the patents owned by Yissum, which would enable Nano-Technologies to manufacture nano-conductive ink for printing electronic circuits with a unique method. In consideration for the said exclusive usage right, Nano-Technologies would pay Yissum royalties of approximately 3% of the total sales of the conductive ink (which are generated for Nano-Technologies after the conclusion of the development process and the beginning of the actual production and sale). The terms of the licensing agreement are for the duration of the patents and patent requests.

On April 2, 2015, Nano-Technologies and Yissum entered into an amended and restated agreement pursuant to which the license granted to Nano-Technologies was expanded such that Nano-Technologies received exclusive rights for use of a unique method to produce silver nano-particles for the production of conductive ink for any purpose and any potential market that it defines as a target market. On May 14, 2015, in connection with the entry into the amended and restated agreement, the Company’s board of directors approved a grant of 559,097 non-tradable share options to Yissum, immediately exercisable into 559,097 Ordinary Shares, during a period of five years and in consideration for an exercise price of NIS 2.7 per share.

Subsequent to the above transaction and considering further developments, management performed a reassessment and determined that there are no clear plans on starting research and development projects for the use of the unique method to produce silver nano-particles for the production of conductive ink for any new purpose and any new potential market in the foreseeable future. Accordingly, the cost of the license was impaired and recognized as an expense during the year ended December 31, 2015.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 10 – Commitments and contingent liabilities (Continued)

B.	Contingent liabilities

On March 19, 2015, a claim was filed seeking damages in the amount of NIS 20,000,000 against the Company, Nano-Technologies, shareholders of the Company, officers and employees of the Group (the “Original Defendants”). The claim was filed by a third party (the “Plaintiff”) alleging that commercial secrets and technology that were developed by such third party in the field of 3-D printing was misappropriate, allegedly, through an officer and additional employee of the Group that were employed thereby in the past. In addition, the Plaintiff sought, among others, to order the Defendants, if the claim was accepted, to cease to make use of the allegedly misappropriated know-how and technology, and assign the rights to certain patents and patent applications owned by the Group to said third party.

In May 2015, the Defendants filed a statement of defense, within which the Defendants denied the allegations attributed to them in the statement of claim, and in which it argued, inter alia, that they did not misappropriate or make use of intellectual property, know-how or trade secrets belonging to the Plaintiff. The Defendants stated that the production of ink based on silver nano-particles is based on a license lawfully held by the Group from Yissum, and on the basis of a specialized formulation developed by its staff. It was additionally stated that the 3-D printing technology used by the Group is materially different from the printing technologies of the Plaintiff and that the patent applications filed by the Group in the United States claim technological inventions that are independent developments of the Group.

In October 2015, following the request of an officer and employee to dismiss the claim against them, and the consent of the plaintiff to delete the claim (while maintaining the right to file a claim against them in the Israeli Labor Court at a later date), the court ordered the dismissal of the claim only against the officer and the employee, and ordered the Plaintiff to pay expenses.

On May 2, 2016, the Plaintiff filed a Motion to Amend the Statement of Claim, a Motion for a Temporary Injunction and a Motion for a Protective Order. In the Motion for a Temporary Injunction, the Plaintiff aimed. Among others, to prevent the use of the disputed technology and the transfer of the relevant patent.

On May 30, 2016, a pre-trial hearing took place. During the hearing the parties agreed to turn to mediation proceedings for the purpose of resolving the dispute amicably.

On September 29, 2016, a mediation meeting took place and the parties are currently engaged in a confidential settlement discussions.

As of the date of the approval of the financial statements, the Group, after taking legal advice, is in the opinion that if the mediation proceeding will not be resolved to the satisfaction of the Group, and the parties will return to resolve the dispute in court, then the Group is unable to assess the chances of the claim in light of the preliminary stage of the proceedings, before the Plaintiff has been allowed to amend the Statement of Claim and before the parties engaged in discovery.

C.	Commitments

The Group leases its headquarters, manufacturing and research and development facility and cars under long-term non-cancelable operating leases, certain of which provide for renewal options.

Leasing expenses for the year 2016 were approximately NIS 1,566,000 (2015: NIS 957,000).

Future minimum lease payments for all existing long-term, non-cancelable operating leases, as well as purchase orders as of December 31, 2016 are as follows:

Thousand NIS
2017	7,925
2018	1,880
Total	9,805

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 11 – Equity

A.	The Company’s share capital (in thousands of Ordinary Shares)

	Ordinary Shares
	2015	2016
Issued and paid-up share capital as at December 31	34,321	50,143
Authorized share capital	200,000	200,000

B.	Transactions with issued and paid up share capital

On May 18, 2014, the Company engaged with Nano-Technologies and its shareholders in a contingent agreement for a private placement (the “Agreement”), such that after the completion of the transaction, the Company will hold all of the issued and paid up capital of Nano-Technologies, and the shareholders of Nano-Technologies (the “Offerees”) will be related parties in the Company and will appoint directors on their behalf (the “Transaction” or the “Merger Transaction”). The completion of the Transaction was contingent upon the fulfillment of completion of raising capital in a total amount of $1,500,000 that will be raised from investors in return to allocation of shares (“Capital Raising”). On the date of the completion of the Transaction, and subject to the completion of the Capital Raising as stated, and subject to the fulfillment of the conditions precedent set forth in the Agreement, the Offerees will transfer to the Company all of their holdings in the shares of Nano-Technologies, constituting all of the issued and paid up capital, and in consideration the Company will allocate to Offerees 6,931,303 Ordinary Shares, which constituted, after their allocation, and after the allocation of the Capital Raising shares, holdings at a rate of approximately 37.38% of the issued and paid up share capital of the Company and 4,322,329 non-tradable warrants that are exercisable into 4,322,329 Ordinary Shares, at an exercise price of NIS 0.8655 per share, provided that the Group meets the milestones set forth in the Agreement.

The milestones are based on the Company’s revenues and market capitalization in the TASE. As part of the Company’s engagement in the Merger Transaction, the Company engaged on July 3, 2014 in a private placement agreement with a third party (the “Investor”), whereby in consideration for a total of approximately NIS 2,569,000, the Company allocated to the Investor 2,967,938 Ordinary Shares. As a part of the Agreement, the Investor was given the right to appoint a director on its behalf to the Company’s board of directors and the right to join a private allocation to the current Related Parties of the Company, in the event that the Company seeks to raise additional cash capital.

In addition, the Company engaged in agreements with additional investors whereby in consideration for a total of approximately NIS 1,378,000, the Company will allocate to investors 1,592,143 Ordinary Shares and it was determined that as a part of raising the capital, the Company would allocate to Related Parties therein 1,375,794 Ordinary Shares in consideration for a total of approximately NIS 1,191,000.

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

Note 11 – Equity (Continued)

B.	Transactions with issued and paid up share capital (Continued)

 In January 2015, the Company completed fund raising, in which the Company issued to investors 1,508,572 Ordinary Shares, which constituted approximately 7.5% of the issued and paid up share capital of the Company at that time, and 1,508,572 non-tradable warrants, which are exercisable into 1,508,572 Ordinary Shares, according to the exercise terms determined. In addition, the Company has undertaken vis-à-vis the investors a price adjustment mechanism that will be activated if, during a period of 18 months from the issuance date, the Company performs additional fundraising, within which shares are allocated at a price that is lower than NIS 1.4 per share. The immediate consideration (gross) received as a result of the aforesaid fund raising amounted to a total of NIS 2,112,000. The immediate consideration (net) received as a result of the aforesaid fund raising amounted to a total of NIS 2,065,000. From the net issuance consideration, a total of approximately NIS 91,000 was attributed to the fair value of a financial derivative (adjustment mechanism). The remainder of the issuance consideration was attributed to equity instruments (shares and warrants), based on their relative fair value near the issuance date. Accordingly, a total of NIS 1,542,000 was attributed to Ordinary Shares and NIS 432,000 was attributed to warrants.

On February 16, 2015, the general meeting of the Company’s shareholders approved a private placement of 285,715 Ordinary Shares, which constituted approximately 1.4% of the issued and paid up share capital on the same date and 285,715 non-tradable warrants, which are exercisable into 285,715 Ordinary Shares, according to the exercise terms determined, to the chairman of the Company’s board of directors and an additional director of the Company. The immediate consideration (gross and net) received as a result of the aforesaid fund raising amounted to a total of NIS 400,000.

The shares and warrants were issued in April 2015. In addition, the Company has undertaken vis-à-vis the investors a price adjustment mechanism that will be activated if, during a period of 18 months from the issuance date, the Company performs additional fundraising, within which shares are allocated at a price that is lower than NIS 1.4 per share. The issuance consideration was allocated to equity instruments (Ordinary Shares and warrants), based on the relative fair value thereof on the issuance date. Accordingly, a total of approximately NIS 254,000 was attributed to Ordinary Shares and a total of approximately NIS 146,000 was attributed to warrants.

In March 2015, the Company completed additional fund raising from investors and related parties of the Company, in which the Company issued 3,956,545 Ordinary Shares, which constituted approximately 16.5% of the Company’s issued and paid up share capital at the time. In addition, the Company has undertaken vis-à-vis the investors a price adjustment mechanism that will be activated if the Company performs additional fundraising during a period of 18 months from the issuance date, within which shares are allocated at a price that is lower than NIS 1.65 per share, or if shares are allocated at a price equal to or less than NIS 2 thereafter. The immediate consideration (gross) received as a result of the aforesaid fund raising amounted to a total of approximately NIS 6,528,000. The immediate consideration (net) received as a result of the aforesaid fund raising amounted to a total of approximately NIS 6,402,000. From the net issuance consideration, a total of approximately NIS 37,000 was attributed to a financial derivative (adjustment mechanism), in accordance with a valuation calculated by the Company with the assistance of an external appraiser. The remainder of the issuance consideration in the amount of approximately NIS 6,365,000 was attributed to share capital.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 11 – Equity (Continued)

B.	Transactions with issued and paid up share capital (Continued)

On July 29, 2015, the Company completed additional fund raising from investors and related parties of the Company, in which the Company issued 7,671,089 Ordinary Shares, which constituted approximately 23.61% of the issued and paid up share capital of the Company on the same date and 3,835,546 non-tradable warrants, which are exercisable into 3,835,546 Ordinary Shares, according to the exercise terms determined. In addition, the Company has undertook vis-à-vis the investors a price adjustment mechanism that would be activated if the closing price of the Company’s shares at the end of 60 days after the completion of the allocation and the average closing price of a share of the Company on the five days before the 60th day was less than NIS 5.5. Under this mechanism, the investors would be entitled to an allocation of shares that will reflect the difference between the share price and the price paid by them (the “Compensation”), while the share price based on which the Compensation was calculated would not be less than NIS 4.75. In addition, the Company undertook vis-à-vis the investors an additional price adjustment mechanism that would be activated if the Company performs additional fundraising during a period of 12 months from the allocation date, within which shares would be allocated a price that is less than NIS 5.5 per share. The immediate (gross) consideration received in the issuance amounted to a total of approximately NIS 42,191,000. The net issuance consideration (after the reduction of issuance expenses) amounted to a total of approximately NIS 38,706,000. From the net issuance consideration, a total of approximately NIS 1,306,000 was attributed to a financial derivative (adjustment mechanism), in accordance with a valuation calculated by the Company with the assistance of an external appraiser. The remaining of the issuance consideration was attributed to equity instruments (Ordinary Shares and warrants), based on their relative fair value on the issuance date. Accordingly, a total of NIS 34,203,000 was attributed to shares and NIS 3,197,000 was attributed to warrants.

On December 1, 2015, the Company issued, as an extension to the issuance in July 29, 2015, pursuant to a private placement, an aggregate of 1,552,877 Ordinary Shares. In addition, the Company issued non-tradable warrants to purchase up to 776,440 Ordinary Shares at an exercise price of NIS 9.00 per share. These warrants will expire 24 months from the date of issuance. The total (gross) consideration was approximately NIS 8,541,000. The total (net) consideration was approximately NIS 7,946,000, which was attributed to equity instruments (shares and warrants), based on their relative fair value on the issuance date. Accordingly, a total of NIS 7,188,000 was attributed to shares and NIS 758,000 was attributed to warrants.

On September 29, 2016, the Company issued, pursuant to a public offering in the U.S., an aggregate of 9,250,000 Ordinary Shares. On October 11, 2016, the underwriters exercised their option to purchase an additional 1,376,375 Ordinary Shares, bringing the total gross proceeds from the offering to approximately NIS 51,872,000 ($13,800,000), before deducting underwriting discounts and commissions and other offering-related expenses. The total (net) consideration was approximately NIS 46,350,000.

C.	Treasury shares

As of December 31, 2016, the Company held 527,032 Ordinary Shares, constituting approximately 1.1% of its issued and paid up share capital.

Note 12 – Revenue

	For the year ended December 31
	2014	2015	2016
	Thousand NIS	Thousand NIS	Thousand NIS
Printers rentals	-	-	120
Ink	-	-	55
Total revenue	-	-	175

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 13 – Cost of revenues

	For the year ended December 31
	2014	2015	2016
	Thousand NIS	Thousand NIS	Thousand NIS
According to sources of revenue -	-	-
Depreciation of printers leased in operating leases	-	-	49
Ink	-	-	23
Total	-	-	72

Note 14 – Further detail of profit or loss sections

	For the year ended December 31
	2014	2015		2016
	Thousand NIS	Thousand NIS		Thousand NIS
A. Research and development expenses, net
Payroll	1,565	11,268		21,589
Materials	292	2,299		6,119
Subcontractors	1,290	7,696		1,179
Patent registration	117	238		130
Depreciation	30	242		683
Rental fees and maintenance	166	878		1,566
Other	67	378		1,453
	3,527	22,999		32,719
Less – Development expenditure capitalized as intangible and tangible assets	--	(11,463)		(16,273)
Less – government grants	(188)	(383)		(840)
	3,339	11,153		15,606

B. General and administrative expenses
Payroll	491	3,208		6,029
Fees	70	108		174
Professional services	525	4,525		6,920
Directors pay	192	2,643		2,850
Office expenses	37	315		887
Travel abroad	--	261	(*)	741
Other	111	169	(*)	842
	1,426	11,229		18,443

C. Finance income
Exchange rate differences	1	95		695
Revaluation of derivative instruments	--	1,434		--
	1	1,529		695
Finance expense
Interest on controlling shareholders loans	36	25		--
Bank fees	40	43		113
Revaluation of liability in respect of government grants	42	77		438
	118	145		551

*Reclassification

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 15 – Taxes on income

A.	Corporate tax rate

Presented hereunder are the tax rates relevant to the Company in the years 2014-2016:

2014 – 26.5%,

2015 – 26.5%, and

2016 – 25%.

On January 4, 2016 the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as of January 1, 2016.

Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step would be to reduce the corporate tax rate to 24% as of January 2017 and the second step would be to reduce the corporate tax rate to 23% as of January 2018.

This change has no impact on the financial statements.

B.	Theoretical tax

The following presents the adjustment between the theoretical tax amount and the tax amount included in the financial statements:

	For the year ended December 31,
	2014	2015	2016
	Thousand NIS	Thousand NIS	Thousand NIS
Loss before taxes on income	(14,178)	(20,992)	(34,470)
Statutory tax rate	26.5%	26.5%	25%
Theoretical tax benefit	(3,757)	(5,563)	(8,618)
Increase in tax liability due to:
Issuance expenses	2,480	--	--
Unrecognized expenses	289	1,598	2,449
Losses and benefits for tax purposes and temporary provisions for which no deferred taxes were recorded	988	3,965	6,169
Taxes on income	--	--	--

C.	Tax assessments

The Company has final tax assessments until and including the 2012 tax year.

D.	Accumulated losses for tax purposes

As of the reporting date, the Group has net operating loss for tax purposes in the amount of approximately NIS 61,000,000. The Israeli tax authorities may not permit the off-set of the total amount of the accumulated losses. The Group has not recognized a tax asset for the aforesaid losses, in the absence of an expectation of using them in the foreseeable future.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 16 – Loss per share

	For the year ended December 31
	2014	2015	2016
Weighted average of number of Ordinary Shares used in the calculation of the basic and diluted loss per share (in thousand)	12,754	26,819	40,760
Net loss used in calculation (thousand NIS)	14,178	20,992	34,470

At December 31, 2016, 13,415,764 options (in 2015: 17,426,479, and 2014: 556,317) were excluded from the diluted weighted average number of Ordinary Shares calculation as their effect would have been anti-dilutive.

Note 17 – Share-based payments

A.	On November 30, 2014, the Company’s board of directors approved the grant of 185,439 non-tradable share options to an external consultant of the Company. The share options are exercisable into 185,439 Ordinary Shares, which constituted approximately 0.8% of the Company’s share capital (on a fully diluted basis) at that date, in consideration for an exercise price of NIS 2 per share. 46,363 of the share options were exercisable immediately, and the remaining 139,076 share options will vest gradually over a period of 7 quarters, starting at January 1, 2015, provided that, the consultant continues to be the Company’s consultant. The share options will expire at December 1, 2017.

On December 17, 2014, the Company’s board of directors approved the grant of 370,878 non-tradable share options to an additional external consultant of the Company. The share options are exercisable into 370,878 Ordinary Shares, which constituted approximately 1.6% of the Company’s share capital (on a fully diluted basis) at that date. 185,439 of the share options were exercisable immediately, for a period of 18 months from the grant date, in consideration for an exercise price of NIS 2 per share, and the remaining 185,439 share options are exercisable subject to a vesting period of 18 months, for a period of three years and in consideration for an exercise price of NIS 3 per share.

During 2015, the Company’s board of directors approved the grant of 609,888 non-tradable share options to an external consultant of the Company. The share options are exercisable into 609,888 Ordinary Shares. 50,824 of the share options were exercisable immediately and the remaining 559,064 share options will vest in 11 equal quarterly batches over a period of 33 months, starting 3 months from the grant date. Each stock option is exercisable during a period of three years from the vesting date, based on the amount of the financial benefit inherent in it on the exercise date (based on a cashless exercise mechanism). The exercise price of the first 304,944 Ordinary Shares is NIS 2 for each share option, and the exercise price of the remaining 304,944 Ordinary Shares is NIS 3 for each share option. The options include a cashless exercise mechanism.

On August 20, 2015, the Company’s board of directors approved the grant of 75,252 non-tradable share options to fundraising finders. The share options are exercisable into 75,252 Ordinary Shares during a period of 24 months, in consideration for an exercise price of NIS 9 for each share.

On November 5, 2015, the Company granted to employees of the Company (including the Company’s CFO), 1,512,500 share options (non-tradable), which are exercisable into 1,512,500 Ordinary Shares. One third of the share options would vest on year after the commencement of employment, and the remaining would vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price of NIS 1.65 for each stock option. The options include a cashless exercise mechanism.

On December 6, 2015, the Company issued non-tradable options to purchase 50,000 Ordinary Shares to a service provider at an exercise price of NIS 9.00 per share. The options were exercisable immediately. Such options will expire 24 months from the date of issuance.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Share-based payment (Continued)

On December 6, 2015, the Company issued non-tradable options to purchase 100,000 Ordinary Shares to an advisor at an exercise price of NIS 9.00 per share. Such options vest quarterly over two years and expire 48 months from the date of issuance. The options include a cashless exercise mechanism.

On December 13, 2015, the Company granted to employees of the Company 452,500 non tradable share options, which are exercisable into 452,500 Ordinary Shares. One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price of NIS 1.65 for each share option. The options include a cashless exercise mechanism.

On November 16, 2016, the Company granted to employees of the Company 976,500 share options (non-tradable), which are exercisable into 976,500 Ordinary Shares. One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price of NIS 1.65 for each share option. The options include a cashless exercise mechanism.

On November 29, 2016, the Company issued non-tradable options to purchase 200,000 Ordinary Shares to four advisors (divided equally among them) at an exercise price of NIS 7.50 per share. Such options vest quarterly over one year and expire 3 years from the grant date.

B.	On February 16, 2015, the general meeting of the Company’s shareholders approved a grant of 370,878 non-tradable share options to the chairman of the board, which are exercisable into 370,878 Ordinary Shares, subject to a vesting period of 2 years and for an expiration period of 5 years from the grant date, with an exercise price of NIS 1.75 per share. The options include a cashless exercise mechanism.

On July 20, 2015, the general meeting of the Company’s shareholders approved a grant of 1,600,000 share options (non-tradable) to the four controlling shareholders (divided equally among them), which are exercisable into 1,600,000 Ordinary Shares.. Additionally, the general meeting of the Company’s shareholders approved a grant of 760,000 share options (non-tradable) to four directors of the Company (of which 400,000 share options are granted to the chairman of the board), which are exercisable into 760,000 Ordinary Shares.. The share options granted to the four controlling shareholders of the Company, the chairman of the board of directors and the three additional directors of the Company will vest in 12 equal quarterly batches over a period of three years, and be exercisable during a period of five years from the grant date, in consideration for an exercise price of NIS 5.5 for each share. The options include a cashless exercise mechanism.

On October 21, 2015, the general meeting of the Company’s shareholders approved a grant of 360,000 non-tradable share options for each of the two external directors and the independent director, which are exercisable into 360,000 Ordinary Shares.. The share options will vest in 12 equal quarterly batches over a period of 3 years, and be exercisable during a period of 5 years from the grant date, in consideration for an exercise price of NIS 5.5 for each share option. The options include a cashless exercise mechanism.

On December 31, 2015, the general meeting of the Company’s shareholders approved a grant of 250,000 share options (non-tradable) to a director, which are exercisable into 250,000 Ordinary Shares. The share options will vest in 12 equal quarterly batches over a period of three years, starting from January 1, 2016, and be exercisable during a period of five years from the grant date, in consideration for an exercise price of NIS 9 for each share option. The options include a cashless exercise mechanism.

C.	On April 2, 2015, the Company’s board of directors approved a grant of 559,097 non-tradable share options to Yissum- see Note 10.A.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Share-based payment (Continued)

D.	The fair value of share options is measured using the Black-Scholes formula or Binomial pricing model. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average volatility of a sample of companies’ shares which are similar in characteristics and operations to the Group, over the expected term of the options), expected term of the options, expected dividends, and the risk-free interest rate (based on government debentures).

The following is the data used in determining the fair value of the share options:

	17.A- consultants and employees	17.B- directors	17.C- Yissum
Number of share options granted	4,532,957	3,340,878	559,097
Fair value in the grant date (thousand NIS)	9,948	11,263	2,833
Range of share price (NIS)	1.507 – 7.07	2.76 – 7.24	7.03
Range of exercise price (NIS)	1.65 - 9	1.75 – 9	2.7
Range of expected share price volatility	49.37%-62.69%	53.75%-61.27%	57.26%
Range of estimated life (years)	1.5 – 7.05	4 – 5	5
Range of weighted average of risk-free interest rate	0.23%-1.72%	0.88%-1.32%	1.15%
Expected dividend yield	--	--	--
Outstanding as of December 31, 2016	3,799,892	3,340,878	223,697
Exercisable as of December 31, 2016	1,521,687	1,557,556	223,697

E.	The number of share options granted to employees and consultants, and included in Note 17.A are as follows:

	2015	2016
Outstanding at January 1	556,317	3,071,018
Granted during the year	2,800,140	1,176,500
Exercised during the year (*)	(205,439)	(378,459)
Forfeited during the year	(80,000)	(69,167)
Outstanding at December 31 (**)	3,071,018	3,799,892
Exercisable as of December 31	733,984	1,521,687

The number of share options granted to directors and included in Note 17.B are as follows:

	2015	2016
Outstanding at January 1	--	3,090,878
Granted during the year	3,090,878	250,000
Exercised during the year	--	--
Outstanding at December 31	3,090,878	3,340,878
Exercisable as of December 31	382,123	1,557,556

The number of share options granted to Yissum and included in Note 17.C are as follows:

	2015	2016
Outstanding at January 1	--	559,097
Granted during the year	559,097
Exercised during the year	--	(335,400)
Outstanding at December 31	559,097	223,697
Exercisable as of December 31	559,097	223,697

(*)	The weighted average exercise price at the date of exercise for share options exercised in 2016 and 2015 was NIS 1.65.

(**)	The exercise price of all of the outstanding options is NIS 1.65.

The weighted average contractual life of the outstanding options as of December 31, 2016, is 4.52 years.

F.	Expenses for share based payments in 2016 include expenses in an amount of approximately NIS 1,824,000 that were capitalized to an intangible asset - see note 2.L.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 18 – Financial instruments

A.	Risk management policy

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

The cash and cash equivalents of the Group are deposited in Israeli and U.S. banking corporations. In the estimation of the Group’s management, the credit risk for these financial instruments is low.

C.	Classification of financial instruments

The following is a classification of the financial assets and financial liabilities of the Group for groups of financial instruments in accordance with IAS 39:

	December 31,
	2015	2016
	Thousand NIS	Thousand NIS
Financial assets
Cash and cash equivalents	33,811	47,599
Restricted deposits	928	925
Trade receivables	-	149
Other receivables	249	1,408
	34,988	50,081
Financial liabilities
Financial liabilities measured at amortized cost	4,218	10,233

D.	Currency risk

A currency risk is the risk of fluctuations in a financial instrument, as a result of changes in the exchange rate of the foreign currency.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 18 – Financial instruments (Continued)

D.	Currency risk (Continued)

The following is the classification and linkage terms of the financial instruments of the Group (in thousand NIS):

	NIS	Linked to the US dollar	Linked to the EURO and Other	Total
December 31, 2016
Cash and cash equivalents	3,501	44,065	33	47,599
Restricted deposits	925	--	--	925
Trade receivables	--	149		149
Other receivables	1,408	--	--	1,408
	5,834	44,214	33	50,081
Financial liabilities at amortized cost	6,651	3,586	53	10,290
Total net financial assets (liabilities)	(817)	40,628	(20)	39,.791

December 31, 2015
Cash and cash equivalents	14,395	19,416	--	33,811
Restricted deposits	928	--	--	928
Other receivables	249	--	--	249
	15,572	19,416		34,988
Financial liabilities at amortized cost	2,568	1,650		4,218
Total net financial assets	13,004	17,766		30,770

The following is a sensitivity analysis of changes in the exchange rate of the dollar as of the report date:

Profit (loss) from the change thousand NIS
Increase at a rate of 5%	(2,031)
Increase at a rate of 10%	(4,063)
Decrease at a rate of 5%	2,031
Decrease at a rate of 10%	4,063

E.	Fair value of financial instruments

The fair value of the financial instruments of the Group is similar or equal to their book value.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 18 – Financial instruments (Continued)

F.	Liquidity risk

The table below presents the repayment dates of the Group’s financial liabilities based on the contractual terms in undiscounted amounts:

	First year	More than a year or undetermined	Total
December 31, 2016
Trade payables	2,612	--	2,612
Other payables	4,750	98	4,848
Liability in respect of government grants	--	2,420	2,420
	7,362	2,518	9,880
December 31, 2015
Trade payables	1,727	--	1,727
Other payables	1,718	96	1,814
Liability in respect of government grants	--	993	993
	3,445	1,089	4,534

G.	Level 3 financial instruments carried at fair value

Fair value was measured based on the Binomial pricing model.

The table hereunder presents a reconciliation from the opening balance to the closing balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

Financial liabilities- derivatives measured at fair value through profit or loss
Balance as of January 1, 2015	--
Issuances	1,434
Total gains recognized in profit or loss (*)	(1,434)
Balance as of December 31, 2015	--

(*)	Under financing income and expenses.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 19 – Transactions and Balances with related parties

For the period prior to the Acquisition, the related parties referred to in this Note are Nano–Technologies related parties.

A.	Balances with related parties

	December 31,
	2015	2016
	Thousands NIS	Thousands NIS
Other payables	241	369

B.	Controlling shareholder benefits

	Year ended on December 31,
	2014	2015	2016
	Thousand NIS	Thousand NIS	Thousand NIS
Salaries and related expenses- related parties employed by the Group (*)	1,788	3,675	5,124
Number of related parties	4	4	4
Compensation for directors not employed by the Group	192	2,643	2,838
Number of directors	6	8	8

(*)	In 2014, expenses in the amount of approximately NIS 1,051,000, with respect to services rendered by the controlling shareholders, are included at their fair value amount in the financial statements against capital reserves as these services were not remunerable.

C.	On February 16, 2015, the general meeting of the Company’s shareholders approved a private placement of 285,715 Ordinary Shares- see Note 11.B. In addition, on February 16, 2015, the Company’s general meeting of the Company’s shareholders approved the Company’s engagement in an agreement with Mr. Itschak Shrem for his services as chairman of the Company’s board of directors for a period of three years. In accordance with the terms of employment, Mr. Shrem will be entitled to a monthly salary of NIS 7,500, which will be increased to a total of NIS 10,000 if and when the Company completes fund raising of at least NIS 8,000,000, for 40% capacity employment. In addition, Mr. Shrem will be entitled, at no consideration, to a grant of 370,878 stock options- see Note 17.B.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 19 – Transactions and Balances with related parties (Continued)

D.	On July 20, 2015, the general meeting of the Company’s shareholders approved the terms of employment of the four controlling shareholders of the Company, in their capacities as officers and directors of the Company, as set forth below: Mr. Amit Dror, who serves as Chief Executive Officer of the Company, Mr. Dagi Ben-Noon, who serves as Chief Operating Officer, Mr. Simon Anthony-Fried, who serves as Chief Marketing Officer, and Mr. Sharon Fima, who serves as Chief Technologies Officer. Under the approved terms of employment, each of the controlling shareholders will be entitled, during a period of three years and in consideration for a full-time position, to a monthly salary of approximately NIS 37,000, in addition to social benefits as customary. In addition, the general meeting of the Company’s shareholders approved a grant of 1,600,000 stock options (non-tradable) to the four controlling shareholders (divided equally among them), which are exercisable into 1,600,000 Ordinary Shares. Additionally, the general meeting of the Company’s shareholders approved the update to the terms of employment of Mr. Itschak Shrem, in his capacity as chairman of the Company’s board of directors for a period of three years. Mr. Shrem will be entitled to a monthly salary of NIS 30,000, for a 75% position. In addition, the general meeting of the Company’s shareholders approved a grant of 760,000 share options (non-tradable) to four directors of the Company (400,000 of which are granted to the chairman of the board), which are exercisable into 760,000 Ordinary Shares.

E.	On December 31, 2015, the general meeting of the Company’s shareholders approved to amend the notice period of the four controlling shareholders of the Company: Mr. Amit Dror, who serves as Chief Executive Officer of the Company, Mr. Dagi Ben-Noon, who serves as Chief Operating Officer, Mr. Simon Anthony-Fried, who serves as Chief Marketing Officer, and Mr. Sharon Fima, who serves as Chief Technologies Officer, to a period of 6 months. The general meeting of the Company’s shareholders also approved to amend the Company’s compensation policy accordingly.

F.	On January 27, 2016, pursuant to an exercise of 3,746,161 warrants by Mr. Amit Dror, who serves as Chief Executive Officer of the Company, Mr. Dagi Ben-Noon, who serves as Chief Operating Officer, Mr. Simon Anthony-Fried, who serves as Chief Marketing Officer, and Mr. Sharon Fima, who serves as Chief Technologies Officer, and in consideration of approximately NIS 3,242 thousands, the Company issued 3,746,161 Ordinary Shares.

Note 20 – Events after the reporting date

A.	After the reporting date, on January 2017, the Company issued 75,000 Ordinary Shares (15,000 ADSs) and non-tradable options to purchase 75,000 Ordinary Shares (15,000 ADSs), to a service provider at an exercise price of USD 10.00 per ADS. The options are exercisable immediately and will expire 18 months from the grant date. The options include a cashless exercise mechanism.

B.	After the reporting date, on February 2017, Nano- Technologies received an approval from the NIA to support the development of 3D printing of advanced ceramic materials in inkjet technology. The approved budget is up to NIS 1,400,000 million, and the contribution by the NIA to the research and development budget is 50% of expenditures.

