Form 20-F
period 2017-12-31
Nano Dimension Ltd.
filed 2018-03-15
CIK 1643303

As filed with the Securities and Exchange Commission on March 15, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

62,511,208 Ordinary Shares, par value NIS 0.10 per share, as of December 31, 2017.

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

Yes ☒                   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐                   No ☒

INTRODUCTION

We are an additive manufacturing company that is disrupting, reshaping, and defining the future of how electronics are made. With our unique three-dimensional (3D) printing technologies, we are targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including sensors, antennas and PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, internet of things (IoT) and telecom. These sectors can all benefit greatly from our 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

We are developing, manufacturing and selling 3D printers and ink materials and products based on nano-technology. Our Dragonfly 2020 Pro 3D printer uses our proprietary ink and integrated software to quickly create sensors, antennas and PCB prototypes. Our 3D printer builds objects by depositing multiple layers of “ink” material, one on top of another. We enhance the ability of electrical engineers, designers and manufacturers to conceptualize, test and develop encapsulated sensors, 3D antennas and PCBs in a shortened development cycle bypassing common prototyping bottlenecks.

We were incorporated under the laws of the State of Israel in December 1960. .Our Ordinary Shares, or Ordinary Shares, are listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “NNDM.” On March 7, 2016, our American Depositary Shares, or ADSs, each representing five of our Ordinary Shares, commenced trading on the Nasdaq Capital Market under the symbol “NNDM.”

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Nano Dimension” refer to Nano Dimension Ltd. and its subsidiaries, Nano Dimension Technologies Ltd., or Nano Technologies, an Israeli corporation, and Nano Dimension USA Inc., or Nano USA, a Delaware corporation.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.1 per share. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless otherwise indicated, U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2017 are translated using the rate of NIS 3.467 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2017, U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2016 are translated using the rate of NIS 3.845 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2016, and U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2015 are translated using the rate of NIS 3.902 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2015.

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

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. We derived the selected data under the captions “Consolidated Statement of Profit or Loss and Other Comprehensive Income Data” for the years ended December 31, 2017, 2016 and 2015, and “Consolidated Statement of Financial Position Data” as of December 31, 2017 and 2016 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions “Consolidated Statement of Profit or Loss and Other Comprehensive Income Data” for the years ended December 31, 2014 and 2013 and “Consolidated Statement of Financial Position Data” as of December 31, 2015, 2014 and 2013 from audited financial statements that are not included in this Annual Report on Form 20-F. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements. Other financial and operating data contains unaudited information that is not derived from our financial statements. The information presented below under the caption "Other financial and operating data" contains unaudited information which is not derived from our financial statements.

(in thousands except per share data)	Year Ended December 31,									Year Ended December 31,
	2013		2014		2015		2016		2017	2017
	NIS									U.S. dollars -Convenience Translation
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	-		-		-		175		2,984	861
Cost of revenues	-		-		-		72		1,471	424
Cost of revenues- amortization of intangible	-		-		-		668		2,676	772
Gross loss	-		-		-		565		1,163	335
Research and development expenses, net	806		3,339		11,089	*	15,525	*	38,947	11,233
General and administrative expenses	94	*	1,364	*	9,371	*	14,660	*	12,101	3,491
Sales and marketing expenses					1,916	*	3,864	*	7,859	2,267
Operating loss	900		4,703		22,376		34,614		60,070	17,326
Listing expenses	-		9,358		-		-		-	-
Finance expenses (income), net	34		117		(1,384)		(144)		2,935	847)
Total Comprehensive loss	934		14,178		20,992		34,470		63,005	18,173

Basic and diluted loss per Ordinary Share	0.25		1.11		0.78		0.85		1.11	0.32
Weighted average of number of Ordinary Shares used in the calculation of the basic and diluted loss per Ordinary Share	3,684		12,754		26,819		40,760		56,540

* Reclassified - In the fourth quarter of 2017, we decided to present our sales and marketing expenses separate from other operating expenses. Thus, for comparison we have reclassified the expenses in the previous years.

(in thousands except per share data)	As of December 31,					As of December 31,
	2013	2014	2015	2016	2017	2017
	NIS					U.S. dollars - Convenience Translation
Consolidated Statement of Financial Position Data:
Cash	5	806	33,811	47,599	21,159	6,103
Total assets	51	2,420	51,538	85,459	74,524	21,496
Total non-current liabilities	-	370	993	3,675	3,931	1,135
Accumulated loss	964	15,142	36,134	70,604	133,609	38,537
Total equity (deficit)	(188)	663	47,004	74,218	62,982	18,166
Number of shares outstanding	6,018,503	19,070,931	34,321,056	50,142,804	62,511,208

Other financial and operating data:

(in thousands)	Year Ended December 31,
	2017	2017
	NIS	U.S. dollars - Convenience Translation
EBITDA	(55,352)	(15,965)
Adjusted EBITDA	(49,036)	(14,144)

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

The following is a reconciliation of net loss to EBITDA and adjusted EBITDA:

(in thousands)	Year Ended December 31,
	2017	2017
	NIS	U.S. dollars - Convenience Translation
Net loss	(63,005)	(18,173)
Financing expense, net	2,935	847
Depreciation, amortization and disposal of property plant and equipment	4,718	1,361
EBITDA	(55,352)	(15,965)
Share based payments	6,316	1,821
Adjusted EBITDA	(49,036)	(14,144)

EXCHANGE RATE INFORMATION

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. dollars
Year Ended December 31,	High	Low	Average	Period End
2017	3.860	3.467	3.600	3.467
2016	3.983	3.746	3.840	3.845
2015	4.053	3.761	3.884	3.902
2014	3.994	3.402	3.577	3.889
2013	3.791	3.471	3.609	3.471

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. dollars
Month	High	Low	Average	Period End
February 2018	3.535	3.427	3.494	3.485
January 2018	3.460	3.388	3.423	3.405
December 2017	3.550	3.467	3.503	3.467
November 2017	3.544	3.499	3.517	3.499
October 2017	3.542	3.491	3.512	3.521
September 2017	3.584	3.504	3.537	3.529

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Since the date of inception of the Subsidiary, and as of December 31, 2017, we have incurred net losses of approximately NIS 134 million (approximately $39 million).

Since the date of the Merger, we have devoted substantially all of our financial resources to develop our products. To date, we have generated insignificant revenues from the sale and lease of our products. Since the Merger, we have financed our operations primarily through the issuance of equity securities. The amount of our future net losses and our ability to finance our operations will depend, in part, on completing the development of our products, the rate of our future expenditures, our ability to generate significant revenues from the sales of our products and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to generate significant revenues from the sales of our products. We anticipate that our expenses will increase substantially if and as we:

●	continue the development of our products;

●	establish a sales, marketing, and distribution infrastructure to successfully commercialize our products;

●	seek to identify, assess, acquire, license, and/or develop other products and subsequent generations of our current products;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts.

We have generated insignificant revenues from the sale of our current products and may never be profitable.

We have only recently begun commercializing our products and have generated insignificant revenues since the date of the Merger. Our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

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

We expect that we will require additional capital to successfully commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of product development, and other related activities;

●	the cost of manufacturing and establishing commercial supplies, of our products;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and successfully commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares or ADSs to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

We are highly dependent on Amit Dror, our Chief Executive Officer, and Simon Anthony-Fried, President of our wholly-owned subsidiary, Nano Dimension USA. The loss of their services without a proper replacement may adversely impact the achievement of our objectives. Messrs. Dror and Fried may leave our employment at any time subject to contractual notice periods, as applicable. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives.

We depend entirely on the commercial success of our 3D printer and ink products, and we may not be able to successfully introduce these products and commercialize them.

We have invested almost all of our efforts and financial resources in the research and development of our products. As a result, our business is entirely dependent on our ability to successfully commercialize our Dragonfly 2020 Pro 3D printer and ink products. We only recently initiated commercial sales of our 3D printer. We cannot assure you that our commercialization efforts will lead to meaningful sales of our products.

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

We expect to continue to make investments in our Dragonfly 2020 Pro 3D printer and our related ink products. We expect that our annual operating expenses will continue to increase as we invest in sales and marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Our failure to expand operational and financial systems timely or efficiently could result in operating inefficiencies, which could increase our costs and expenses more than we had planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

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

We aim to compete for customers with a wide variety of manufacturers that create PCBs. Our principal current competition consists of companies that produce prototype PCBs by traditional reductive manufacturing means, which include etching, pressing and drilling. Many of these companies have extensive track records and relationships within the electronics industry. While we are not aware of any other company that currently offers an in-house 3D printer that is capable of printing multilayer PCBs, there are a large number of companies engaged in additive manufacturing and 3D printing solutions.

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

We purchase component parts and raw materials that are used in our Dragonfly 2020 Pro 3D printer and ink products from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts and raw materials that we use, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Our reliance on a single or limited number of vendors involves a number of risks, including:

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

We have a growing portfolio of eighteen provisional and non-provisional pending patent applications with the U.S. Patent and Trademark Office, or USPTO, the World Intellectual Property Organization, or WIPO, and various patent offices around the world, such as China, Japan, Europe, South Korea, filed through the Paris Convention Treaty, or PCT, and four for which we have issued U.S. patents. We cannot offer any assurances about which, if any, pending patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

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

Intellectual property rights of third parties could adversely affect our ability to successfully commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

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

In the past, we have been subject to litigation disputes involving the ownership of our intellectual property. In 2015 a claim was filed in the District Court in Tel-Aviv Jaffa alleging that certain of our officers and employees misappropriated commercial secrets and technology while employed at a previous employer. While this claim was settled without material effects to our business, we continue to employ individuals who were previously employed at our competitors or potential competitors. We try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, but we may nevertheless be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may result and be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

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

Risks Related to the Ownership of Our ADSs or Ordinary Shares

Sales of a substantial number of our ADSs or Ordinary Shares in the public market by our existing shareholders could cause our share price to fall.

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

Our principal shareholders, officers and directors beneficially own over 14% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 14, 2018, our principal shareholders, officers and directors beneficially own approximately 14.7% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

For so long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2017, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares in the event that we are a PFIC. See “Item 10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

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

Our executive offices are located in Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, the Hamas (an Islamist militia and political group that has historically controlled the Gaza strip) and the Hezbollah (an Islamist militia and political group based in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport, could prevent or delay shipments of our components or products. If continued or resumed, these hostilities may negatively affect business conditions in Israel in general and our business in particular. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and product candidates, our operations may be materially adversely affected.

In addition, instability in the region may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately NIS 5,901,000 (approximately $1,702,000) that we received from Israel’s Innovation Authority (formerly known as the Office of the Chief Scientist), or the IIA, as of December 31, 2017. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of London Interbank Offered Rate, or LIBOR applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act. We could remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

Our capital expenditures for 2017, 2016 and 2015 amounted to NIS 13,286,000 (approximately $3,832,000), NIS 17,496,000 (approximately $4,550,000) and NIS 10,078,000 (approximately $2,582,000), respectively. These expenditures were primarily for purchases of fixed assets, investment in restricted bank deposits and development expenditures capitalized as intangible assets. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B.	Business Overview

We are a leading additive electronics provider. We develop, manufacture and commercialize proprietary 3D, printers and inks. We have been actively developing our 3D printing technology since 2014, and since that time we have listed our securities on the TASE and Nasdaq, and have spent approximately $40 million to build our additive electronics company. We have established our own materials manufacturing facility, and have launched commercialization of the first and only 3D printer capable of producing sensors, conductive geometries, antennas, professional multilayer PCBs and molded connected devices for rapid prototyping and custom additive manufacturing.

With our unique 3D printing technology, we are targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards, connected products, encapsulated sensors and antennas. Additive manufacturing industry analysts predict that 3D printed electronics is likely to be the next high-growth application for product innovation, with its market size forecasted to reach $2.8 billion by 2025.

We began commercializing our first professional grade 3D Printer, the DragonFly 2020 Pro 3D printer, during the fourth quarter of 2017. The first of its kind 3D printer uses our proprietary inks and integrated software to quickly create functional “smart product” electronics such as sensors, conductive geometries, antennas, professional multilayer PCBs and molded connected devices for rapid prototyping and custom additive manufacturing. .

Traditionally, electronic circuitry is developed through a back-and-forth process that involves design, trial and error and third-party manufacturer outsourcing. We believe that the traditional process for developing complex and advanced electronics is outdated and in need of a modern technological solution. Until now, 3D printing technology has been unable to offer a solution for the electronics market, mainly because of the difficulty of printing multiple layers of electrically conductive and dielectric materials at a high resolution that is suitable for professional electronics. We are the first to develop an integrated solution that includes a 3D printer, inkjet technology and software, which together deliver groundbreaking nano-technology. Our integrated solution is redefining and shaping how connected products are designed and made.

Our DragonFly 2020 Pro 3D printer uses proprietary liquid nano-conductive and dielectric inks that are designed specifically to print multilayer circuitry and 3D electronics. We believe that our DragonFly 2020 Pro 3D printer will obviate the reliance on third-party manufacturers during the development, short run manufacturing and prototyping of smart products, such as sensors, conductive geometries, antennas, professional multilayer PCBs and molded connected devices for rapid prototyping and custom additive manufacturing.

Following the recent launch of our sales and commercialization efforts, and as a part of scaling our operations, we recently opened two Customer Experience Centers, or CECs, one in Israel and one in the United States. The new CECs are designed to accelerate the adoption of additive manufacturing for electronics development and will also serve as customer and reseller training facilities and sales support centers. In order to leverage and expedite our go to market strategy, we partner with value added resellers (VARs) around the world. The VARs provide customers with services such as sales support, demonstrations, technical support and maintenance. The VARs assign dedicated technical support experts that are trained in installing, operating and maintaining the printer and providing technical support and demonstrations for their customers. Our VARs engage actively in sales and tradeshow activities, as well as with customer carte and first response system servicing. As of the end of February 2018, we have VAR relationships in the United States, the United Kingdom, Ireland, Canada, Germany, France, Italy, Belgium, Australia, Turkey and Spain. As we continue with to expand our sales channel presence, we expect to engage with additional top tier VARs operating in the 3D printing industry and ECAD (electronic computer aided design) and MCAD (mechanical computer aided design) software solutions.

Industry Overview

Additive manufacturing of 3D Printed electronics as part of Industry 4.0

Additive manufacturing or 3D printing in general is a process of making a three-dimensional solid object from a digital model. 3D printing is achieved using an additive process, where successive layers of material are laid down in different shapes. 3D printing is also considered distinct from traditional machining techniques, which mostly rely on the removal of material by methods such as cutting or drilling (subtractive processes).

We perceive that additive manufacturing is at a defining inflection point by worldwide commitment to industry 4.0 transformation by companies large and small. To underscore the potential of additive manufacturing, during the past 24 months several fortune 500 and other tier one companies operating across a number of distinct industries have made substantial investments to decisively enter the additive manufacturing market. Examples include leading companies in aerospace and defense, dental/cosmetics and apparel and footwear. With the production world increasingly depending on additive manufacturing, we see exciting new printing technologies in metal and in liquid-polymers.

The industry 4.0 manufacturing revolution includes the electrification of products across multiple industries and refers to the connectivity, the sensors and electronic circuitry which are crucial in every product, from satellites to sneakers, smart cars and IoT devices. This electrification is the horizon of Nano Dimension and that is where we elevate industry 4.0 – by making additive manufacturing complete with the 3D printing of smart products made digitally. We believe that fully 3D printed smart connected products are the next phase of Industry 4.0.

Traditional Printed Circuit Boards (PCB)

A conventional PCB is a board containing a pattern of conducting material, such as copper, which becomes an electrical circuit when electrical components are attached to it. It is the basic platform used to interconnect electronic components and can be found in most electronic products, including computers and computer peripherals, communications equipment, cellular phones, high-end consumer electronics, automotive and aeronautical components and medical and industrial equipment. Conventional PCBs are more product-specific than other electronic components because generally they are unique for a specific electronic device or appliance. Conventional PCBs can be classified as single-sided, double-sided and multilayer boards.

A multilayer electronic circuit contains two or more different conductive layers, while an older single-layer circuit contains only one layer of conductors. In the past, in inexpensive circuits, there were single or dual layer circuits. Advanced circuits, which are required for modern products (such as mobile phones, computer cards and more), contain advanced multilayer circuits with a much larger number of layers. Modern electronics have become more complex and often contain thousands of connections between various components of the same electronic circuit. In order to enable this complexity in a limited area and to prevent electronic short circuits, the connections are divided into a number of layers that are connected within the same multilayer electronic circuit. Our Dragonfly 2020 Pro 3D printer is designed to efficiently print prototype PCBs, circuits and antennas that conform to the requirements of modern complex electronics.

One of the main issues with the traditional process of PCB prototype development is the outsource manufacturing delay. Modern and advanced PCBs are complex and are often comprised of more than ten layers. As a general rule, the time for manufacturing depends on the complexity and number of layers that a PCB contains. Consequently the time it takes to receive an advanced PCB prototype from a third party manufacturer may reach several weeks. While the life cycle of modern products is shortening, the need for rapid prototyping increases. Our Dragonfly 2020 Pro 3D printer offers a solution to the pain of a slow time-to-market turnaround of advanced PCB prototypes, and enables developers of PCBs the freedom to innovate and painlessly employ an efficient trial-and-error process on a day to day basis.

Another issue with the traditional process of PCB prototyping is confidentiality. The usage of outsource services in order to produce a PCB prototype forces the developer to share the PCB design files of a future product months before the product is expected to reach the market. Our Dragonfly 2020 Pro 3D printer is intended to be an in-house solution to this issue.

Market Opportunity

The future of the 3D printed electronics market looks promising with opportunities in IoT connected products, communication, computer/peripheral, and defense, automotive industries and in aerospace. We estimate market potential by looking at several market references including the 3D printed electronics market, the total PCB market, and PCB software design market.

Technavio’s market research analysts predict that the total PCB market will grow at a CAGR of more than 6% by 2021. Other analysts estimate that the PCB market will reach an estimated $72.6 billion by 2022.

Within the total PCB market is the more specific market of PCB design software. We believe that many users of design software would benefit from the use of an in-house 3D electronics printer. Future Market Insights forecasts the global PCB design software market to increase at 12.9% CAGR during 2016-2026, and reach $4.75 billion in revenues by the end of 2026.

Additive manufacturing industry analysts predict that 3D printed electronics is likely to be the next high-growth application for product innovation, with its market size forecasted to reach $2.8 billion by 2025. Many industry leaders expect the 3D printed electronics industry to expand quickly as manufacturing companies and consumer industries discover new methods and applications for 3D printed electronic technology. The chart below gives an indication of the size of the 3D printed electronics market, and illustrates that it is both large and growing.

Source: SmarTech Publishing, 2016

Strategy

Our strategic objective is to commercialize products, services and technologies to enable additive manufacturing and 3D printing of electronics in production. We are implementing our strategy by selling a 3D printer for electronics and related ink products and by providing on-demand 3D printing services.

By creating our own installed-base of printers that require our own dedicated inks – we wish to establish a "Razor and Blades" business model in which our customers buy the printer first and then continue to purchase the dedicated inks over time.

We started marketing our products and services worldwide, primarily to companies that develop products with electronic components, including companies in the defense, automotive, consumer electronics, semiconductor, aerospace, and medical industries and to research institutes.

We intend to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we plan to:

●	Increase our sales of the Dragonfly 2020 Pro 3D printer and advance our commercialization efforts and infrastructure. We believe that our 3D printer has significant and potentially disruptive market potential. As a part of scaling our sales operations, we have recently opened two CECs, one in Israel and one in the United States. The new CECs are designed to accelerate the adoption of additive manufacturing for electronics development and will also serve as customer and reseller training facilities and sales support centers.

●	Recruiting value-added resellers globally. We intend to increase the number and use of our resellers in order to increase sales and provide technical services to our customers. We aim to double our resellers network in 2018.

●	Forming alliances with industry leaders. We plan to collaborate with companies in the fields of design and manufacturing in order to expedite the adoption of our technology by the market.

●	Increasing service bureau activity. We opened an on-demand 3D Printed electronics service bureau and we plan to increase its scale in order to provide access to our new technology by a wide audience and by that we believe we can demonstrate the advantage of our technology, provide an example for other service bureaus and monetize on the service.

●	Capitalize on our nano-conductive technology products. We plan to exploit our conductive nano-silver ink as a supplemental product to our 3D printers and as a stand-alone product for other purposes that may require silver ink with suitable qualities for advanced printing.

●	Market and explore other uses for our nano-epoxy ink. We plan to exploit our nano-epoxy dielectric ink as a supplemental product to our 3D printers (as a dielectric material). We are also exploring the potential of our nano-epoxy dielectric ink as a unique stand-alone product that provides mechanical strength, adhesiveness and high thermal resistance with a wide range of applicability.

Products

Nano Dimension’s products currently consist of two main product lines – our Dragonfly 2020 Pro 3D printer and proprietary ink products.

Dragonfly 2020 Pro 3D PCB Printer

Our Dragonfly 2020 Pro can print sensors, conductive geometries, antennas, professional multilayer PCBs, and molded connected devices for rapid prototyping and custom additive manufacturing.

Our Dragonfly 2020 Pro 3D printer is the first 3D printer that we are aware of that is customized specifically to print multilayer PCBs for advanced electronics. The Dragonfly is designed to allow users the ability to print ready-to-use electronics and smart products in-house, within hours. Possible applications of our products include aerospace, smart cars, IoT-connected products and encapsulated sensors for military applications.

Our 3D printer is designed to print electronic conductors and dielectric (non-conductive) layers based on a user’s specific design plan. Our Dragonfly 2020 Pro 3D printer uses at least two types of ink (i.e., conductive and dielectric) in order to lay down successive layers that literally build a ready-to-use electronics. The printer receives digital files as input and converts them into print jobs in order to build the multilayer PCB, antenna or circuit. No cutting or drilling is required in the process of 3D printing of a multilayer PCB with our Dragonfly 2020 Pro 3D Printer.

Our Dragonfly 2020 Pro 3D printer includes our dedicated and proprietary print-job editing software, which enables smooth and seamless usage for our customers. Our software is not intended to be a replacement for PCB or computer aided design (CAD) design software, but rather conveniently allows our customers to continue to design their smart parts with their preferred PCB/CAD design software. After the user has concluded the design, the files are simply sent to the 3D printer in Gerber (.gbr) or stereolithographic (STL) format with a user-friendly interface, similar to the usage of commonplace inkjet and laser printers. Our proprietary software employs traditional methods of 3D printing by virtually converting print jobs (the PCB) into a large number of thin slices, which are then printed one on top of the other.

In July 2016, we completed the development of the initial version of our software package, which is integrated in our DragonFly 2020 Pro 3D printer. The software package, called ‘Switch,’ enables preparation of production files of printed electronic circuits using the DragonFly 2020 Pro 3D printer. The software supports customary formats in the electronics industry such as Gerber files, as well as vertical interconnect access (VIA) and DRILL files. The ‘Switch’ software presents a unique interface that displays Gerber files and an accurate and detailed description of the PCB’s structure, which facilitates a highly precise conversion to a 3D file format.

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

Prior to the commercial launch of our DragonFly 2020 Pro 3D printer, and starting in the second half of 2016, we began leasing a previous version of our 3D printer to beta customers as a part of our beta plan. In June 2017, we announced that we had successfully completed recruiting new applicants to our beta program. The feedback received in the beta program has been used to upgrade and refine the technology, printing capabilities, and the work processes of our 3D printer. Following the positive feedback that we received from our customers, we decided that the targets of our beta program were achieved, allowing us to move on to the next stage, targeting early access commercial sales. During the beta program, we provided leading companies and partners worldwide the opportunity to lease the company’s DragonFly 2020 3D printer. The companies and partners in the beta program spanned a variety of industries such as defense, consumer goods, medical devices, and financial services. A total of 16 customers participated in our beta program, and have been using our 3D printers. In the second half of 2017 we initiated early access commercial sales of our DragonFly 2020 Pro 3D printer.

Our Dragonfly 2020 Pro 3D printer has multiple advantages, including:

●	In-house prototypes and low volume production. Our Dragonfly 2020 Pro 3D printer offers its users an efficient, quick, available, accessible and immediate solution for prototype production of smart products such as encapsulated sensors, antennas, multilayer PCBs and free-form geometry 3D Circuits. Currently, electronics companies and others engaged in the development of products based on PCBs are forced to rely on service suppliers that manufacture PCBs through a complex and inefficient process.

Turn-around of multilayer advanced smart parts can often take weeks and involves significant costs. Also, for electronics in development, several cycles of prototyping are often necessary until the specs of the final electronic part are created. This means that a developer of a new electronic product may have to repeat the process of going through a service supplier several times during lab testing – which may increase cost and slow the momentum of product development.

Our Dragonfly 2020 Pro 3D printer obviates the reliance on external service suppliers and provides electronics companies and others the luxury of an office-friendly 3D printer in their in-house research laboratory with the ability to print prototypes of PCBs as required for electronic device development – all during a relatively short period of time.

●	Information security and professional secrecy. Contracting with external service suppliers (outsourcing) in order to create prototypes of PCBs during early stages of the development process of novel electronic devices may unnecessarily compromise the security of sensitive and confidential information. Currently, however, there is hardly a practical solution. Our Dragonfly 2020 Pro 3D printer is the ideal answer.

●	Industry first. We believe that we are a pioneer and a leader in our industry. We are not aware of any other company in the global electronics market that currently offers a 3D inkjet printer that prints professional grade smart parts.

Supplementary Products

Conductive Ink

We have developed a uniquely formulated nano-conductive ink for use in our 3D printers. Using advanced nano-technology, we have developed a liquid ink that contains nano-particles of conductive materials such as silver and copper. Nano-particles are particles between 1 and 100 nanometers in size. By employing this technology, we were able to create a liquid ink that maintains its transport properties and electric conductivity. The liquid properties of our nano-conductive ink allow us to take advantage of inkjet printing technology for fast and efficient 3D printing of PCBs.

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

In addition, in July 2016, we filed a patent application with the USPTO for the development of a new nano-metric conductive ink, which is based on a unique synthesis. The new nano-particle synthesis further minimizes the size of the silver nano-particles particles in our ink products. The new process achieves silver nano-particles as small as 4 nano-meters. We believe that accurate control of nano-particles’ size and surface properties will allow for improved performance of our DragonFly 2020 Pro 3D printer. The innovative ink enables lower melting temperatures and more complete sintering (fusing of particles into solid conductive trace), leading to an even higher level of conductivity. The innovative ink has the potential to accelerate printing speeds and save ink for the 3D printing of electronics.

Dielectric Ink

Our proprietary dielectric ink is a unique ink that contains dielectric and dielectric materials that are not electrically conductive. The use of non-conductive ink is crucial in the production of multilayer circuit boards, as the conducting layers that are placed on top of each other must be separated by dielectric layers. Our internally developed, proprietary dielectric ink is a unique one-part-epoxy material. The dielectric ink can withstand high temperature (e.g., five hundred degrees Fahrenheit and more) without distorting its shape, which is a necessary requirement for professional PCBs.

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

We have a growing portfolio of four issued U.S. patents and eighteen provisional and non-provisional patent applications with the USPTO, WIPO filed through the PCT, and with the respective patent offices of China, Europe, South Korea and Japan. A provisional patent application is a preliminary application that can be filed less formally than a non-provisional application, and establishes a priority date for the patenting process for the invention disclosed therein.

Our growing patent portfolio can be divided into four main areas:

1.               Mechanical: covering printer components and peripherals with three granted U.S. patents (9,227,444, 9,259,933, and 9,878,549), as well as several patent applications, directed to components and systems varying from, print head calibration systems, to stirring containers for inks.

2.               Chemical: covering ink compositions and related nanoparticles, both dielectric and conducting.

3.               Applications: covering 3D printing applications and computer applications. The 3D printing applications are directed to various methods of printing PCBs, flexible printed circuits (FPCs) and high density interconnects (HDIs) circuits with embedded components.

4.               Industrial Design/Design: covering the ornamental aspects of the printer and various printer components, with one granted U.S. patent (D543,612).

In addition to patent applications, in September 2014, we entered into an exclusive license agreement with the Research and Development Company of the Hebrew University of Jerusalem, Ltd., or “Yissum”, for two patents that cover the unique method of manufacturing our consumable nano-conductive ink for the 3D printing of electronic circuits. The agreement was amended and restated in April 2015. Pursuant to the license agreement, we will be required to pay Yissum low to mid-single digit percentage royalties on sales of our conductive ink. The exclusive license agreement is in effect for the longer of remaining usable life of the patents and patent applications, or 15 years from the first commercial sale of a product relating to the licensed technology in such country.

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

To the best of our knowledge, our 3D inkjet printer is the first and only one of its kind, and as of the date of this annual report on Form 20-F, there are no three-dimensional ink injection printers that print multilayer electronic circuits for the purposes of in-house PCB prototype development. However, there are many companies worldwide that manufacture PCBs.

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

Also, we have completed the development of the alpha version of our 3D printer, and on April 14, 2015, we introduced the alpha version publicly. In August 2015, we introduced our beta 3D printer to a number of customers, and in the second half of 2016, we initiated our beta plan and delivered printers to customers. In the second half of 2017 we commenced commercial sales.

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

In January 2017, we successfully 3D printed a series of multilayer rigid PCBs, connected through printed flexible conductive connections. This process provides a solution to traditional production limitations in the electronics industry, such as continuous transfer of conductors between circuits, loose contacts, size of connections between the circuits as well as fabrication of multilayer flexible material.

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

For the years ended December 31, 2017, 2016, 2015 and 2014, we incurred NIS 38,947,000 (approximately $11,233,000), NIS 15,525,000 (approximately $4,038,000), NIS 11,089,000 (approximately $2,842,000) and NIS 3,339,000 (approximately $858,000), respectively, of research and development expenses. Our research and development expenses for the year ended December 31, 2016 do not include expenses in an amount of NIS 16,273,000 (approximately $4,232,000) that were capitalized as an intangible asset.

Grants from Israel’s Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2017, we have received the aggregate amount of NIS 5,901,000 (approximately $1,702,000) from the IIA for the development of our 3D printer and nano-inks. With respect to such grants we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

Production and Manufacturing

We purchase the raw materials required for the production of our products, including components of 3D printers and materials to produce our nano-inks products. To date, all of our printers, including our DragonFly2020 Pro, are manufactured in-house. We have entered into a non-exclusive agreement with a global manufacturer that would serve as our primary manufacturer and supplier for our commercial 3D printers when we are required to scale up our production further or expand it to additional global geographies. Pursuant to the agreement, we are not obligated to make any minimum purchases and prices will be agreed upon between us from time to time and based on specific purchase orders. The extent of this and any other engagement with third party manufacturers will be managed to match production volumes.

With respect to our ink products, we intend to keep full control of the value chain, from research and development through self-manufacturing and global sales. In September 2016, we initiated a production facility to support the commercialization and production of our proprietary nano-conductive ink and dielectric ink. In October 2017 we announced the opening of our nano-particle ink production facility to support the commercialization and production of our proprietary nano-conductive ink and dielectric ink for our DragonFly 2020 Pro 3D printer. We believe that the size and capacity of this facility, located in the same building as our offices, will be sufficient to support our future commercialization activities. In January 2018 we achieved certification for two international standards- the OHSAS 18001:2007 for occupational health and safety within the workplace and the ISO 14001:2015 Standard – EMS (Environmental Management System).

Sales and Marketing

We began commercializing our first professional grade 3D Printer, the DragonFly 2020 Pro 3D printer, during the fourth quarter of 2017. As a part of scaling our operations, we recently opened two CECs, one in Israel and one in the United States. The new CECs are designed to accelerate the adoption of additive manufacturing for electronics development and will also serve as customer and reseller training facilities and sales support centers. In order to leverage and expedite our go to market strategy, we partner with VARs around the world. The VARs provide customers with services such as sales support, demonstrations, technical support and maintenance. The VARs assign dedicated technical support experts that are trained in installing, operating and maintaining the printer and providing technical support and demonstrations for their customers. Our VARs engage actively in sales and tradeshow activities, as well as with customer carte and first response system servicing. As of the end of February 2018, we have VAR relationships in the United States, the United Kingdom, Ireland, Canada, Germany, France, Italy, Belgium, Australia, Turkey and Spain. As we continue with to expand our sales channel presence, we expect to engage with additional top tier 3D printer VARs.

C.	Organizational Structure

We currently have two wholly owned subsidiaries: Nano Dimension Technologies Ltd., which was incorporated in 2012 in the State of Israel, and Nano Dimension USA Inc., which was incorporated in 2017 in Delaware.

D.	Property, Plant and Equipment

Our offices, research and development facility and in-house laboratory are located at our headquarters at 2 Ilan Ramon, Ness Ziona 74036, Israel, where we currently occupy approximately 36,791 square feet. Following a recent expansion, we lease our headquarters under three separate leases. The first lease, which accounts for about 42% of our office space, ends on August 31, 2018, the second lease, which accounts for about 35% of our office space, ends on December 31, 2023, with an exit point at the end of 2018, and the third lease, which accounts for about 23% of our office space, ends on August 31, 2021. The total monthly rent payment is currently NIS 170,023 (approximately $49,040). As of March 2018, we also have offices in Santa Clara, California, where we occupy approximately 1,915 square feet.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the IASB and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless otherwise indicated, U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the period ended on December 31, 2017 are translated using the rate of NIS 3.467 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2017, and U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the period ended on December 31, 2016 are translated using the rate of NIS 3.845 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2016, and U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the period ended on December 31, 2015 are translated using the rate of NIS 3.902 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2015.

Overview

To date, we have generated insignificant revenues from the sale and lease of our products. We have only recently begun commercializing our products and our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. As of December 31, 2017, we had an accumulated deficit of NIS 133,609,000 (approximately $38,537,000). Our financing activities are described below under “Liquidity and Capital Resources.” We currently estimate that we have the necessary capital in order to finalize the development of our 3D printer and to establish our commercial infrastructure.

5.A	Operating Results

Operating Expenses

Our current operating expenses consist of three components – research and development expenses, sales and marketing expenses, and general and administrative expenses.

In the fourth quarter of 2017 we decided to present our sales and marketing expenses separate from other operating expenses. Thus, for comparison we have reclassified the expenses in the previous years.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor expenses, patent registration fees, rental fees, materials, and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
	2015	2016	2017	2017
(in thousands)	NIS			U.S. dollars - Convenience Translation

Payroll	11,268	21,589	26,711	7,704
Subcontractors	7,696	1,179	542	156
Patent registration	238	130	206	59
Materials	2,299	6,119	6,637	1,915
Rental fees and maintenance	814	1,485	2,967	856
Depreciation	242	683	1,591	459
Other expenses	378	1,453	875	252
Development expenses recognized as Intangible Assets	(11,463)	(16,273)	-	-
Grants	(383)	(840)	(582)	(168)
	11,089	15,525	38,947	11,233

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

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries, marketing and advertising services, depreciation, rental fees, and travel.

The following table discloses the breakdown of sales and marketing expenses:

	Year ended December 31,
	2015	2016	2017	2017
(in thousands)	NIS			U.S. dollar - Convenience Translation

Payroll	1,458	2,873	5,387	1,554
Marketing and advertising	386	737	1,377	397
Depreciation	-	-	36	10
Travel abroad	8	174	845	244
Rental fees and maintenance	64	80	214	62
Total	1,916	3,864	7,859	2,267

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, director fees, office expenses, taxes and fees, and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
	2015	2016	2017	2017
(in thousands)	NIS			U.S. dollars - Convenience Translation

Payroll	1,750	3,156	2,741	791
Professional services	4,139	6,183	5,255	1,516
Director pay	2,643	2,850	1,773	511
Office expense	315	887	1,014	292
Fees	108	174	245	71
Travel abroad	253	568	308	89
Rental fees and maintenance	-	-	301	87
Other expenses	163	842	464	134
Total	9,371	14,660	12,101	3,491

Comparison of the year ended December 31, 2017 to the year ended December 31, 2016 to the year ended December 31, 2015

Results of Operations

	December 31,			December 31,
	2015	2016	2017	2015	2016	2017
(in thousands)	NIS			U.S. dollars - Convenience Translation
Revenues	-	175	2,984	-	46	861
Cost of revenues	-	72	1,471	-	19	424
Cost of revenues- amortization of intangible	-	668	2,676	-	174	772
Gross loss	-	565	1,163	-	147	335
Research and development expenses, net	11,089	15,525	38,947	2,842	4,038	11,233
General and administrative expenses	9,371	14,660	12,101	2,402	3,813	3,491
Sales and marketing expenses	1,916	3,864	7,859	491	1,005	2,267
Operating loss	22,376	34,614	60,070	5,735	9,003	17,326
Finance expense (income), net	(1,384)	(144)	2,935	(355)	(38)	847
Total comprehensive loss	20,992	34,470	63,005	5,380	8,965	18,173
Loss attributable to holders of Ordinary Shares	20,992	34,470	63,005	5,380	8,965	18,173

Revenues

Our revenues for the year ended December 31, 2017 amounted to NIS 2,984,000 (approximately $861,000), representing an increase of NIS 2,809,000 (approximately $815,000) or 1,605%, compared to NIS 175,000 (approximately $46,000) for the year ended December 31, 2016. The increase is due to additional leases and sales of our products during 2017. Our revenues are derived from sales of our printers to certain customers, lease of our printers to beta customers, and from ink deliveries to those clients.

Our revenues for the year ended December 31, 2016 amounted to NIS 175,000 (approximately $46,000). Our revenues were derived from lease of our printers to beta customers, and from ink deliveries to those clients. We did not have revenues prior to 2016.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2017 amounted to NIS 4,147,000 (approximately $1,196,000), representing an increase of NIS 3,407,000 (approximately $1,003,000) or 460%, compared to NIS 740,000 (approximately $193,000), for the year ended December 31, 2016. Cost of revenues consists of NIS 1,471,000 (approximately $424,000) and an additional NIS 2,676,000 (approximately $772,000) in respect of amortization of intangible assets, representing an increase of NIS 1,399,000 (approximately $405,000) or 1,943%, compared to NIS 72,000 (approximately $19,000) and an additional increase of NIS 2,008,000 (approximately $598,000), compared to NIS 668,000 (approximately $174,000) in respect of amortization of intangible assets.

We did not have cost of revenues prior to 2016. In the fourth quarter of 2016, we began to amortize the intangible asset arising from capitalization of development expenses. The estimated useful lives of the capitalized development costs is 10 years.

Gross Loss

Our gross loss for the year ended December 31, 2017 amounted to NIS 1,163,000 (approximately $335,000), compared to NIS 565,000 (approximately $147,000) for the year ended December 31, 2016. We did not have gross loss prior to 2016.

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2017 amounted to NIS 38,947,000 (approximately $11,233,000), representing an increase of NIS 23,422,000 (approximately $7,195,000) or 151%, compared to NIS 15,525,000 (approximately $4,038,000) for the year ended December 31, 2016. The increase is mainly a result of the cessation of the capitalization of development cost in the fourth quarter of 2016.

Our research and development expenses for the year ended December 31, 2017 are presented net of government grants in the amount of NIS 582,000 (approximately $168,000).

Our research and development expenses for the year ended December 31, 2016, amounted to NIS 15,525,000 (approximately $4,038,000), representing an increase of NIS 4,436,000 (approximately $1,196,000) or 40%, compared to NIS 11,089,000 (approximately $2,842,000), for the year ended December 31, 2015. The increase was primarily attributable to an increase of NIS 10,321,000 (approximately $2,684,000) in salaries and related personnel expenses, reflecting an increase in the number of employees (as of the year ended 2015, we had 34 research and development employees, and as of the year ended 2016, we had 75 research and development employees), and an increase of NIS 3,820,000 (approximately $993,000) in materials expenses, due to accelerating our research and development activities.

Our research and development expenses for the year ended December 31, 2016, are presented net of government grants in the amount of NIS 840,000 (approximately $218,000) and net of development expenses recognized as intangible assets in the amount of NIS 16,273,000 (approximately $4,232,000).

Sales and marketing Expenses

Our sales and marketing expenses totaled NIS 7,859,000 (approximately $2,267,000) for the year ended December 31, 2017, an increase of NIS 3,995,000 (approximately $1,262,000), or 103%, compared to NIS 3,864,000 (approximately $1,005,000) for the year ended December 31, 2016. The increase resulted primarily from an increase of NIS 2,514,000 (approximately $725,000) in salaries and related personnel expenses, reflecting an increase in the number of sales and marketing employees, and an increase of NIS 671,000 (approximately $194,000) in travel expenses.

Our sales and marketing expenses totaled NIS 3,864,000 (approximately $1,005,000) for the year ended December 31, 2016, an increase of NIS 1,948,000 (approximately ($514,000), or 101.7%, compared to NIS 1,916,000 (approximately $491,000) for the year ended December 31, 2015. The increase resulted primarily from an increase of NIS 1,415,000 (approximately $368,000) in salaries and related personnel expenses, reflecting an increase in the number of sales and marketing employees.

General and Administrative Expenses

Our general and administrative expenses totaled NIS 12,101,000 (approximately $3,491,000) for the year ended December 31, 2017, a decrease of NIS 2,559,000 (approximately $322,000), or 17%, compared to NIS 14,660,000 (approximately $3,813,000) for the year ended December 31, 2016. The decrease resulted primarily from a decrease of NIS 415,000 (approximately $120,000) in salaries and related personnel expenses, reflecting a decrease in options expenses, and a decrease of NIS 928,000 (approximately $268,000) in professional services expenses for accounting, legal, and other general and administrative activities.

Our general and administrative expenses totaled NIS 14,660,000 (approximately $3,813,000) for the year ended December 31, 2016, an increase of NIS 5,289,000 (approximately ($1,411,000), or 56%, compared to NIS 9,371,000 (approximately $2,402,000) for the year ended December 31, 2015. The increase resulted primarily from an increase of NIS 1,406,000 (approximately $366,000) in salaries and related personnel expenses, reflecting an increase in the number of general and administrative employees, and an increase of NIS 2,044,000 (approximately $532,000) in professional services expenses for accounting, legal, and other general and administrative activities.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2017 was NIS 60,070,000 (approximately $17,326,000), as compared to an operating loss of NIS 34,614,000 (approximately $9,003,000) for the year ended December 31, 2016, an increase of NIS 25,456,000 (approximately $8,323,000), or 74%.

As a result of the foregoing, our operating loss for the year ended December 31, 2016, was NIS 34,614,000 (approximately $9,003,000), as compared to an operating loss of NIS 22,376,000 (approximately $5,735,000) for the year ended December 31, 2015, an increase of NIS 12,238,000 (approximately $3,183,000), or 54.7%.

Finance Expense and Income

Finance expense and income mainly consist of bank fees and other transactional costs, changes in the fair value of certain price adjustment mechanisms that were provided to investors who participated in certain fund raising rounds, and exchange rate differences.

We recognized net financial expense of NIS 2,935,000 (approximately $847,000) for the year ended December 31, 2017, compared to net financial income of NIS 144,000 (approximately $38,000) for the year ended December 31, 2016. The increase is primarily due to an increase in finance expense related to exchange rate differences.

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

Total Comprehensive Loss

As a result of the foregoing, our loss for the year ended December 31, 2017 was NIS 63,005,000 (approximately $18,173,000), as compared to NIS 34,470,000 (approximately $8,965,000) for the year ended December 31, 2016 an increase of NIS 28,535,000 (approximately $9,208,000), or 83%.

As a result of the foregoing, our loss for the year ended December 31, 2016, was NIS 34,470,000 (approximately $8,965,000), as compared to NIS 20,992,000 (approximately $5,380,000) for the year ended December 31, 2015, an increase of NIS 13,478,000 (approximately $3,505,000), or 64.2%.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2017, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS as issued by the IASB. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Revenue Recognition

We early adopted IFRS 15, Revenue from Contracts with Customers, which provides new guidance on revenue recognition as from January 1, 2017 on a retrospective basis. Based on the examination of the guidance of the standard, no adjustments have been required to be made to the revenue previously recognized, as in 2016 the Company's main revenues were from leases transactions accounted for under International Accounting Standard, or IAS, 17. Accordingly, comparative figures have not been restated to reflect the impact of the retrospective implementation of the standard. The Company recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. On the contract’s inception date the Company assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer goods or services (or a bundle of goods or services) that are distinct. The Company identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Company’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract.

Intangible Assets

In August 2015, we started recognizing intangible assets arising from internal development. The capitalization is the outcome of meeting all the criteria in IAS 38 Intangible Assets, which are (i) development costs can be measured reliably, (ii) the product or process is technically and commercially feasible, (iii) future economic benefits are probable, and (iv) we have the intention and sufficient resources to complete development and to use or sell the asset. Development expenses in the period until August 1, 2015 were expensed as incurred. During the fourth quarter of 2016, we started delivering our products to beta customers and as such, we started to amortize the intangible assets arising from capitalization of development expenses. In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. The estimated useful lives of the capitalized development costs is 10 years.

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

Overview

Since our inception through December 31, 2017, we have funded our operations principally with NIS 150,828,000 (approximately $40,481,000) from the issuance of Ordinary Shares and warrants. As of December 31 2017, we had NIS 21,159,000 (approximately $6,103,000) in cash.

The table below presents our cash flows:

	Year ended December 31,
	2015	2016	2017	2015	2016	2017
(in thousands)	NIS			U.S. dollars - Convenience Translation
Operating activities	(12,989)	(22,737)	(56,886)	(3,330)	(5,914)	(16,408)

Investing activities	(10,078)	(17,496)	(13,286)	(2,582)	(4,550)	(3,832)

Financing activities	56,364	53,475	46,928	14,445	13,908	13,536

Net increase (decrease) in cash	33,297	13,242	(23,244)	8,533	3,444	(6,704)

Operating Activities

Net cash used in operating activities of NIS 56,886,000 (approximately $16,408,000) during the year ended December 31, 2017 was primarily used for payment of NIS 26,314,000 (approximately $7,590,000) in salaries and related personnel expenses. The remaining amount was for other expenses.

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

Investing Activities

Net cash used in investing activities of NIS 13,286,000 (approximately $3,832,000) during 2017 primarily used for investments of our cash in fixed assets.

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

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2017 consisted of NIS 46,928,000 (approximately $13,536,000) of net proceeds, mainly from the issuance of Ordinary Shares.

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

In May and June 2017, we issued an aggregate of 11,552,809 Ordinary Shares pursuant to a private placement, at a price of NIS 4.20 (approximately $1.17) per share, and net proceeds to us from the sale of the shares was approximately NIS 44,228,000 million (approximately $12,393,000).

Current Outlook

We have financed our operations to date primarily through proceeds from issuance of our Ordinary Shares. We have incurred losses and generated negative cash flows from operations since 2012. To date, we have generated insignificant revenues from the sale and lease of our products.

We expect that our existing cash will be sufficient to fund our current operations until at least the end of 2018; however, we expect that we will require additional capital to support the mass production of our products.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the progress in the launch of the commercial DragonFly 2020 Pro 3D printer;

●	the costs of manufacturing our 3D printer and ink products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

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

5.E	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

5.E	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2017:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars - Convenience Translation)
Facility	$980	575	304	101
Motor vehicles	227	134	93
Suppliers and service providers	1,570	920	100	550
Liability in respect of government grants (*)	1,172	339	833

(*) The contractual obligation in respect of government grants presented above is based on our estimation regarding expected revenues, thus there is no certainty that the liability will be settled in 1-3 years as stated above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 14, 2018:

Name	Age	Position

Itschak Shrem	71	Co-Chairman of the Board of Directors

Avi Reichental	61	Co-Chairman of the Board of Directors

Amit Dror	42	Chief Executive Officer, Director

Yael Sandler	31	Chief Financial Officer

Simon Anthony-Fried	44	President of Nano Dimension USA, Director

Ofir Baharav (3)	49	Director

Irit Ben-Ami (1) (2) (3)	57	Director

Roni Kleinfeld (1) (2) (3)	61	Director

Abraham Nahmias (3)	63	Director

Eli Yoresh (1) (2) (3)	48	Director

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Indicates independent director under Nasdaq Stock Market rules.

Itschak Shrem, Co-Chairman of the Board of Directors

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

Avi Reichental, Co-Chairman of the Board of Directors

Mr. Avi Reichental has served on our board of directors since April 2017, and as our co-Chairman since December 2017. Mr. Reichental has served as a general partner at OurCrowd First since August 2016. In 2015, Mr. Reichental founded XponentialWorks, Inc., and has served as its chairman and chief executive officer since that time. Prior to that, and from 2003 to 2015, Mr. Reichental served as the president, chief executive officer and director of 3D Systems Corp. (NYSE:DDD). From 1981 to 2003, Mr. Reichental held senior executive leadership positions with Sealed Air Corp. (NYSE:SEE). Since 2015, Mr. Reichental has served as a director of Harman International Industries Inc. (NYSE: HAR). Mr. Reichental is also founder and chairman of Centaur, ElasticMedia, and Nexa3D. Mr. Reichental is part of Singularity University’s core faculty, serves as a Trustee of Cooper-Hewitt Smithsonian’s Design Museum and is a member of the XPRIZE Innovation Board. Mr. Reichental served on the board of Harman until its successful sale to Samsung. Mr. Reichental is an active inventor and has co-invented 35 patents. Mr. Reichental is also a Vice Chairman of Techniplas.

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

Simon Anthony-Fried, President of Nano Dimension USA, Director

Mr. Simon Fried has served as our Chief Business Officer and director since August 2014. In January 2018 Mr. Fried relocated to California, and was appointed as the President of our wholly-owned subsidiary, Nano Dimension USA Inc. Mr. Fried was a co-founder of Diesse Solutions Ltd., a project management, risk and marketing consultancy, and served as its Chief Executive Officer from 2004 to 2014. He has worked as a risk management and corporate governance consultant to the Financial Services Authority in the United Kingdom and as a senior strategy consultant at Monitor Company, a Boston based boutique strategy consulting firm. Mr. Fried has a background that covers marketing and sales strategy, management, business development, financial services regulation, fundraising and c-suite consulting. Mr. Fried has worked extensively on global projects in both the B2B and B2C markets driving significant strategic change to global marketing organizations. He also currently serves as a director of the Milk & Honey Distillery Ltd. Mr. Fried holds a B.Sc. in Experimental Psychology from University College London, an M.Sc. in Judgment and Risk from Oxford University and an M.B.A. from SDA Bocconi in Milan.

Ofir Baharav, Director

Mr. Ofir Baharav has served on our board of directors since November 2015. Mr. Baharav is currently a partner in Stratus Venture Group. Mr. Baharav is a seasoned global executive with extensive experience in the United States, Israel, Japan, Europe and China. He has held executive and board level management positions in private and public high-tech companies that operate Internet, semiconductors, 3D printing and security businesses.  Mr. Baharav was the Vice President, Products of Stratasys from 2014 to 2015, the Founder and Chief Executive Officer of XJet Solar from 2007 to 2014, Executive Vice President, Products of Credence among other roles, (Nasdaq: CMOS) from 2003 to 2007, President of Optonics 2001 to 2003 (sold to Credence), and Founder and President of RelayHealth Corporation (acquired by McKesson (Nasdaq: MCK)) from 1998 to 2001. Mr. Baharav serves on the boards of RealConnex, NRG Innovations and Breezer Cooling. Mr. Baharav holds an M.B.A from Warwick Business School UK.

Irit Ben-Ami, Director

Ms. Irit Ben-Ami has served on our board of directors since November 2012. Ms. Ben-Ami is a member of the Institute of Certified Public Accountants in Israel as well as of the Israel Bar Association. Ms. Ben-Ami founded the law office of Pitaro-Ben Ami in 2007 and was a partner there until 2009. Ms. Ben-Ami currently serves as member of the board of directors of several public companies, including Medivie Therapeutic Ltd. (TASE: MDVI) since 2014, and Together Startup Network Ltd. (TASE: TGTR) since 2016. Ms. Ben-Ami holds a Bachelor’s degree (cum laude) in Law (LL.B.) from Sha’arei Mishpat College, a B.A. (with honors) in Economics and Accounting from Haifa University and an M.A. in Health Systems Management (M.H.A.) from Ben Gurion University, and was engaged in the past in academic aspects of labor law and corporate law as a practitioner at Bar Ilan University, Ben Gurion University and at the Sha’arei Mishpat College.

Roni Kleinfeld, Director

Mr. Roni Kleinfeld has served on our board of directors since November 2012. He has over 25 year experience as a chief executive officer in public and private companies. He was the CEO of Maariv Holdings Ltd. from 1993 to 2002, the CEO of Hed Artzi Records Ltd. from 2002 to 2007, the CEO of Maariv- Modiin Publishing House Ltd. from 2007 to 2010, and the CEO of OMI Ltd. from 2010 to 2011. Mr. Kleinfeld has also served as director of many companies over the past ten years, including: Excite Ltd. from April 2007 to April 2011, Makpel Ltd. from July 2007 to March 2010, Elbit Imaging Ltd. (Nasdaq: EMITF) since May 2010, Elran Ltd. from July 2010 to November 2016, Dancher Ltd. from April 2012 to January 2014, Mendelson Ltd. from 2012 to December 2016, White Smoke Ltd. since June 2012, Edri – El Ltd. since July 2015 and Cofix Group Ltd. since April 2015, and Luzon Group since January 2017. Mr. Kleinfeld has a B.A. in economics from the Hebrew University in Jerusalem.

Abraham Nahmias, Director

Mr. Abraham Nahmias has served on our board of directors since August 2014. Mr. Nahmias has been a managing partner of the Nahmias-Grinberg C.P.A (Isr.) since 1985. Mr. Nahmias currently serves as a director in the following companies: Threecopper Ltd. (since 2010), Orad Ltd. (since 2012), Allium Medical Solutions Ltd. (since 2014), Eviation aircraft Ltd. (since 2016), Trueleaf Ltd. (since 2016), Allevetix Ltd. (since 2016), and Cellect Biomed Ltd. (since July 2014). Mr. Nahmias has a B.A. in Economy and Accountancy from the Tel Aviv University, and is a certified public accountant in Israel.

Eli Yoresh, Director

Mr. Eli Yoresh has served on our board of directors since April 2014. Mr. Yoresh is a seasoned executive with over 15 years of executive and financial management experience, mainly, with companies from the financial, technology and industrial sectors. Since October 2010, Mr. Yoresh has served as a director and Chief Financial Officer at Foresight Autonomous Holdings Ltd. (TASE: FRST). Mr. Yoresh served as the Chief Executive Officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh served as a director at Greenstone Industries Ltd. (TASE: GRTN) from January 2013 to June 2015, and as the Chairman of both Gefen Biomed investments Ltd. (TASE: GEFEN) from April 2013 to July 2015 and Zmicha Investment House Ltd. (TASE: TZMI-M) from February 2013 to July 2015. Mr. Yoresh holds a B.A. in Business Administration from the College of Management in Israel and an M.A. in Law from Bar-Ilan University in Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

With the exception of our director, Abraham Nahmias, who was appointed by Michael Ilan, one of our shareholders, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Item 7.B. Related Party Transactions” for additional information.

B.	Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2017. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2017. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.467 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2017.

	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 10 persons	$715,000	$459,000

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2017.

Annual Compensation- in thousands of U.S. dollars - Convenience Translation

Executive Officer	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share Based Compensation	Total

Amit Dror	$198	$66	$264

Simon Anthony-Fried	$197	$66	$263

Sharon Fima (1)	$195	$66	$261

Yael Sandler	$165	$32	$197

Itschak Shrem	$104	$66	$170

(1)	On November 20, 2017, Mr. Fima resigned from his role as Chief Technology Officer and as a member of the board of directors.

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

Introduction

Our board of directors presently consists of nine members. We believe that Ms. Ben-Ami and Messrs. Baharav, Kleinfeld, Nahmias, and Yoresh are “independent” for purposes of Nasdaq Stock Market rules. Our amended and restated articles of association provides that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and if such terms of employment are not consistent with our compensation policy, then such terms require the approval of our shareholders, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

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

External Directors

Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. The definitions of an external director under the Companies Law and independent director under Nasdaq Stock Market rules are similar such that it would generally be expected that our two external directors will also comply with the independence requirement under Nasdaq Stock Market rules.

Pursuant to regulations under the Companies Law, the board of directors of a company such as us is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a Nominating Committee of the board of directors consisting solely of independent directors, or by a majority of independent directors. The Company meets all these requirements. On November 20, 2017, our board of directors resolved to adopt the corporate governance exemption set forth above, and accordingly we no longer have external directors as members of our board of directors.

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

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. Our audit committee, acting pursuant to a written charter, is comprised of Mr. Roni Kleinfeld, Ms. Irit Ben-Ami, and Mr. Eli Yoresh.

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

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Item 7.B. Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present.

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee include Mr. Roni Kleinfeld, Ms. Irit Ben-Ami, and Mr. Eli Yoresh, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Mr. Kleinfeld serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. Under the Nasdaq rules, we are required to maintain a Compensation Committee consisting entirely of independent directors (or the determination of such compensation solely by the independent members of our board of directors).

Our compensation committee is acting pursuant to a written charter, and consists of Mr. Roni Kleinfeld, Ms. Irit Ben-Ami and Mr. Eli Yoresh, each of whom is “independent,” as such term is defined under Nasdaq rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association. Our compensation committee also complies with committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

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

Nasdaq Stock Market Requirements for Compensation Committee

Under Nasdaq rules, we are required to maintain a compensation committee consisting of at least two members, all of whom are independent. In addition, in affirmatively determining the independence of any director who will serve on the compensation committee of a board of directors, the board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member.

As noted above, the members of our compensation committee include Mr. Roni Kleinfeld, Ms. Irit Ben-Ami and Mr. Eli Yoresh, each of whom is “independent,” as such term is defined under Nasdaq rules. Mr. Roni Kleinfeld serves as the chairman of our compensation committee.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $15,000,000 for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $75,000, which expires on October 3, 2018.

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

There are no service contracts between us or our subsidiaries, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

D.	Employees.

As of December 31, 2017, we have three senior management, full-time employees, two of whom also serve as directors in our Company. In addition, we have 89 full-time employees and 2 part-time employees. One employee is located in the United States and the rest are located in Israel.

E.	Share Ownership.

The following table lists as of March 14, 2018, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)
Executive Officers and Directors

Itschak Shrem	2,404,545	(3)	2.5%

Avi Reichental	435,417	(10)	*

Amit Dror	2,622,421	(4)	2.7%

Simon Anthony-Fried	2,575,334	(5)	2.7%

Yael Sandler	140,833	(6)	*

Additional Directors

Irit Ben-Ami	100,000	(7)	*

Ofir Baharav	187,500	(8)	*

Roni Kleinfeld	100,000	(7)	*

Abraham Nahmias	110,000	(9)	*

Eli Yoresh	380,797	(11)	*

All directors and executive officers as a group (10 persons)	9,056,847		9.2%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 96,541,207 Ordinary Shares issued and outstanding as of March 14, 2018 plus Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(3)	Includes warrants currently exercisable to purchase 107,143 Ordinary Shares at an exercise price of NIS 2.25 per share. In addition, options to purchase 389,584 Ordinary Shares at an exercise price of NIS 5.50 per share.
(4)	Includes options to purchase 389,584 Ordinary Shares at an exercise price of NIS 5.50 per share.
(5)	Includes options to purchase 387,500 Ordinary Shares at an exercise price of NIS 5.50 per share.
(6)	Includes options to purchase 120,000 Ordinary Shares at an exercise price of NIS 1.65 per share and options to purchase 20,833 Ordinary Shares at an exercise price of NIS 5.50 per share.
(7)	Includes options to purchase 100,000 Ordinary Shares at an exercise price of NIS 5.50 per share.
(8)	Includes options to purchase 187,500 Ordinary Shares at an exercise price of NIS 6.75 per share.
(9)	Includes options to purchase 110,000 Ordinary Shares at an exercise price of NIS 5.50 per share.
(10)	Includes options to purchase 83,333 Ordinary Shares at an exercise price of NIS 6.50 per share and options to purchase 2,083 Ordinary Shares at an exercise price of NIS 5.50 per share.
(11)	Includes warrants to purchase 35,715 Ordinary Shares at an exercise price of NIS 2.25 per share. In addition, includes options to purchase 110,000 Ordinary Shares at an exercise price of NIS 5.50 per share.

Stock Option Plans

2015 Stock Option Plan

We maintain one equity incentive plan – our 2015 Stock Option Plan, or the 2015 Plan. As of March 14, 2018, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 433,744. In addition, options to purchase 7,566,256 Ordinary Shares were issued and outstanding. Of such outstanding options, options to purchase 4,346,564 Ordinary Shares were vested as of that date, 1,886,978 with an exercise price of NIS 1.65 (approximately $0.48) per share, 1,924,169 with an exercise price of NIS 5.50 (approximately $1.59) per share, 68,750 with an exercise price of NIS 6.50 (approximately $1.87) per share, 166,667 with an exercise price of NIS 6.75 (approximately $1.95) per share , 200,000 with an exercise price of NIS 7.50 (approximately $2.16) per share, and 100,000 with an exercise price of NIS 9.00 (approximately $2.60) per share.

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

On February 13, 2018, our board of directors adopted an appendix to the 2015 Plan for U.S. residents. Under this appendix, the 2015 Plan provides for the granting of options to U.S. residents in compliance with the U.S. Internal Revenue Code of 1986, as amended. At our next shareholders meeting, we intend to bring the 2015 Plan together with the appendix to the vote of our shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents as of March 14, 2018 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares (to whom we refer as our Major Shareholders). The data presented is based on information provided to us by the Major Shareholders or disclosed in public regulatory filings.

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

Name	Number of Ordinary Shares Beneficially Owned(1)	Percent of Class(2)

Hapheonix Group	5,371,934	5.6%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(2)	The percentages shown are based on 96,541,207 Ordinary Shares issued and outstanding as of March 14, 2018.

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

For a detailed description of the Merger, see “Item 7.B. Related Party Transactions – Merger Agreement and Private Placement Agreements.”

Record Holders

Based upon a review of the information provided to us by our transfer agent and custodian bank in the United States, as of March 14, 2018, there were a total of 4 holders of record of our shares, of which 1 record holder holding 4 shares, or approximately 0.000004% of our outstanding shares had a registered address in the United States, and the remaining 3 holders had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

In February 2018, we entered into an underwriting agreement with National Securities Corporation, as representative of the underwriters named therein, for a firm commitment public offering of ADSs. The price to the public was $2.00 per ADS and aggregate gross proceeds of the offering were approximately $13.8 million. Itschak Shrem and Avi Reichental, the Co-Chairmen of our board of directors purchased an aggregated amount of approximately $280,000 of ADSs in the offering from the underwriters at the public offering price. The underwriters received the same underwriting discounts and commissions on the ADSs purchased by Mr. Shrem and Mr. Reichental as they did on the other ADSs sold in the offering.

Professional Services Agreement

In December 2017, Nano USA entered into a professional services agreement with XponentialWorks Inc., or XponentialWorks, a company controlled by our Co-Chairman, Mr. Avi Reichental. Pursuant to the agreement, XponentialWorks will provide Nano USA with a showroom in Venture, CA to be used for reseller recruiting and training activities as well as a key customer acquisition demo room and benchmark production center, and relevant maintenance services. In addition, XponentialWorks will provide additional services as follows: (i) part time services of a senior manager and an application engineer; (ii) integrate Nano USA into its curated marketing events; and (iii) services of senior material scientist and associated tools and facilities for case studies, publication and digital marketing services. In consideration of such services we pay XponentialWorks a monthly fee of $8,000.

Open Innovation Services Agreement

In December 2017, Nano USA entered into an open innovation services agreement with XponentialWorks, including on behalf of Techniplas Digital and Techniplas Inc. Pursuant to the agreement, XponentialWorks will provide Nano USA with the following: (i) full membership in the Techniplas additive manufacturing innovation center; (ii) include Nano USA in XponentialWorks’ and Techniplas’ websites as a partner; (iii) prepare at least six automotive centric case studies for our marketing and sales use and publication on an annual basis; (iv) provide Nano USA with end-user customer testimonials; and (iii) produce videos that convey XponentialWorks’ strong endorsement of Nano USA’s brand and capabilities. In consideration of such services, we will grant XponentialWorks access to one DragonFly 2020 Pro 3D printer with associated materials for the entire term of the agreement.

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

	NIS		U.S.$
	Price Per		Price Per
	Ordinary		Ordinary
	Share		Share
	High	Low	High	Low

Annual:
2017	5.33	2.07	1.47	0.59
2016	6.52	4.47	1.70	1.16
2015	7.99	1.51	2.07	0.39
2014	5.05	0.81	1.45	0.23
2013	1.26	0.81	0.34	0.23
2012	1.36	0.88	0.35	0.23

Quarterly:
First Quarter 2018 (through March 14, 2018)	2.60	1.48	0.76	0.43
Fourth Quarter 2017	4.05	2.07	1.16	0.59
Third Quarter 2017	4.42	3.02	1.26	0.84
Second Quarter 2017	5.06	4.24	1.38	1.21
First Quarter 2017	5.33	4.25	1.47	1.12
Fourth Quarter 2016	5.64	4.47	1.49	1.16
Third Quarter 2016	6.39	5.08	1.69	1.31
Second Quarter 2016	6.24	4.98	1.64	1.29
First Quarter 2016	6.52	4.49	1.70	1.16

Most Recent Six Months:
February 2018	2.24	1.58	0.65	0.45
January 2018	2.60	2.16	0.76	0.63
December 2017	2.64	2.07	0.76	0.59
November 2017	3.23	2.75	0.91	0.78
October 2017	4.05	3.29	1.16	0.93
September 2017	3.69	3.43	1.05	0.98

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the Nasdaq Capital Market, OTCQX and OTCQB, as applicable, in U.S. dollars.

	U.S.$
	Price Per
	ADS
	High	Low
Annual:
2017	7.19	2.95
2016	8.89	5.77
Quarterly:
First Quarter 2018 (through March 14, 2018)	3.73	2.11
Fourth Quarter 2017	5.72	2.95
Third Quarter 2017	6.23	4.22
Second Quarter 2017	6.92	6.00
First Quarter 2017	7.19	5.64
Fourth Quarter 2016	7.43	5.89
Third Quarter 2016	8.61	6.69
Most Recent Six Months:
February 2018	3.29	2.13
January 2018	3.73	3.20
December 2017	3.94	2.95
November 2017	4.66	3.90
October 2017	5.72	4.61
September 2017	5.23	4.90

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are listed on the TASE. Our ADSs are listed on the Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Election of Directors

Pursuant to our amended and restated articles of association, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on the board of directors until the next annual general meeting or until they resign or until they cease to act as board members pursuant to the provisions of our amended and restated articles of association or any applicable law, upon the earlier. In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies and/or as an addition to the board of directors (subject to the maximum number of directors) to serve until the next annual general meeting or earlier if required by our amended and restated articles of association or applicable law, upon the earlier.

Annual and Special Meetings

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our board of directors, which must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our board of directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors or such number of directors equal to one quarter of the directors present at such a meeting; and/or (b) one or more shareholders holding, in the aggregate, 5% of our outstanding voting power.

Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our amended and restated articles of association;

●	the exercise of our board of director’s powers if our board of directors is unable to exercise its powers;

●	appointment or termination of our auditors;

●	appointment of directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law;

●	increases or reductions of our authorized share capital; and

●	a merger (as such term is defined in the Companies Law).

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

Quorum

As permitted under the Companies Law, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 25% of the total outstanding voting rights (instead of 33 1/3% of the issued share capital required under the Nasdaq Stock Market Rules). If within half an hour of the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

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

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our Subsidiaries). However, as described below, certain provisions of the Companies Law may have such effect.

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

Tax Benefits and Grants for Research and Development

Under the Israeli research and development Law, or R&D Law, programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year.

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

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

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holder’s should expect that the entire amount of any distribution generally will be reported as dividend income.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA. The TCJA provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. Deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under the TCJA may not apply to dividends from a passive foreign investment company, as discussed below.

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

In addition, our dividends will be qualified dividend income if our Ordinary Shares or ADSs are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies”. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally be considered passive category income for such purposes. Subject to the limitations set forth in the Code, and the TCJA, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares or ADSs. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

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

Gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares or ADSs will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares or ADSs is generally allocated to U.S. source income. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs is subject to limitations. An additional 3.8% net investment income tax (described below) may apply to gains recognized upon the sale, exchange or other taxable disposition of our Ordinary Shares or ADS by certain U.S. Holders who meet certain income thresholds.

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

If we currently are or become a PFIC, each U.S. Holder who has not elected to treat us as a QEF by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

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

Tax on Net Investment Income

For taxable years beginning after December 31, 2013, U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

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

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

Tax Cuts and Jobs Act

On December 22, 2017, President Trump signed into law the TCJA. Although this is the most extensive overhaul of the United States tax regime in over thirty years, other than for certain U.S. corporate holder’s, none of the provisions of the TCJA are expected to materially impact U.S. Holder’s with respect to such holder’s ownership of our Ordinary Shares or the ADSs.

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

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, a substantial majority of our cash is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of NIS/U.S. dollar exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would increase/decrease our loss for 2017 by 0.63% and 1.26%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2017, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq Stock Market rules.

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

Somekh Chaikin, a member firm of KPMG International, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2016 and 2017.

The following table provides information regarding fees paid by us to Somekh Chaikin and/or other member firms of KPMG International for all services, including audit services, for the years ended December 31, 2016 and 2017:

	Year Ended December 31,
	2016	2017

Audit fees (1)	$143,000	$102,800
Audit-related fees	-	-
Tax fees	-	14,590
All other fees	-	-

Total	$143,000	$117,390

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to our public offering of ADSs.

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

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of Nano Dimension Ltd., filed as Exhibit 99.1 to Form 6-K filed on November 24, 2017, and incorporated herein by reference.

2.1	Amended and Restated Form of Depositary Agreement among Nano Dimension Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 1 to the Post Effective Amendment No. 1 to Form F-6 (File No. 333-204797) filed on February 22, 2016, and incorporated herein by reference.

4.1^	Amended and Restated License Agreement, dated April 2, 2015, by and between the Company and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd., filed as Exhibit 4.1 to Form 20-F/A (File No. 001-37600) filed on February 29, 2016, and incorporated herein by reference.

4.2	Nano Dimension Ltd. 2015 Stock Option Plan, filed as Exhibit 4.4 to Form 20-F/A (File No. 001-37600) filed on February 29, 2016, and incorporated herein by reference.

4.3	Employment Agreement, dated October 13, 2015, between the Company and Amit Dror, filed as Exhibit 4.5 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

4.4	Employment Agreement, dated October 13, 2015, between the Company and Simon Fried, filed as Exhibit 4.6 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

8.1	List of Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Somekh Chaikin (Member firm of KPMG International).

^	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NANO DIMENSION LTD.

By:	/s/ Amit Dror
Amit Dror
Chief Executive Officer

Date: March 15, 2018

Nano-Dimension Ltd.

Consolidated Financial Statements as of December 31, 2017

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Nano Dimension Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Nano Dimension Ltd and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

We have served as the Company’s auditor since 2015.

Tel-Aviv, Israel
March 14, 2018

Nano Dimension Ltd.

Consolidated Statements of Financial Position as at

		December 31,		Convenience translation into US dollars (Note 2.T) December 31,
	Note	2016	2017	2017
		Thousand NIS	Thousand NIS	Thousand USD

Assets
Cash	3.A	47,599	21,159	6,103
Restricted deposits	3.B	500	369	107
Trade receivables	4.A	149	325	94
Other receivables	4.B	2,979	2,024	583
Inventory	5	-	8,097	2,336
Total current assets		51,227	31,974	9,223

Restricted deposits	3.B	425	1,201	346
Property plant and equipment, net	6	7,712	17,930	5,172
Intangible assets	7	26,095	23,419	6,755
Total non-current assets		34,232	42,550	12,273
Total assets		85,459	74,524	21,496

Liabilities
Trade payables		2,612	1,775	512
Other payables	8	4,954	5,836	1,683
Total current liabilities		7,566	7,611	2,195

Liability in respect of government grants	9	2,420	2,886	833
Other long-term liabilities	10	1,255	1,045	302
Total non-current liabilities		3,675	3,931	1,135
Total liabilities		11,241	11,542	3,330

Equity
Share capital	12	5,446	6,682	1,927
Share premium		118,820	169,325	48,839
Treasury shares		(5,260)	(5,260)	(1,517)
Warrants		4,375	203	59
Capital reserve from transactions with controlling shareholders		1,866	1,866	538
Capital reserve for share-based payments		19,575	23,775	6,857
Accumulated loss		(70,604)	(133,609)	(38,537)
Total equity		74,218	62,982	18,166
Total liabilities and equity		85,459	74,524	21,496

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the Year Ended December 31,				Convenience translation into US dollars (Note 2.T) Year ended December 31,
	Note	2015		2016	2017	2017
		Thousand NIS		Thousand NIS	Thousand NIS	Thousand USD

Revenues	13	-		175	2,984	861

Cost of revenues	14	-		72	1,471	424

Cost of revenues - amortization of intangible	7	-		668	2,676	772

Total cost of revenues		-		740	4,147	1,196

Gross loss		-		(565)	(1,163)	(335)

Research and development expenses, net	15.A	11,089	(*)	15,525 (*)	38,947	11,233

Sales and marketing expenses	15.B	1,916	(*)	3,864 (*)	7,859	2,267

General and administrative expenses	15.C	9,371	(*)	14,660 (*)	12,101	3,491

Operating loss		(22,376)		(34,614)	(60,070)	(17,326)

Finance income	15.D	1,529		695	366	105

Finance expense	15.D	145		551	3,301	952

Total comprehensive loss		(20,992)		(34,470)	(63,005)	(18,173)

Basic and diluted loss per share (in NIS or USD)	17	(0.78)		(0.85)	(1.11)	(0.32)

*Reclassified- see note 1.D.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS
For the year ended December 31, 2017:
Balance as of January 1, 2017	5,446	118,820	(5,260)	4,375	1,866	19,575	(70,604)	74,218
Loss for the year	-	-	-	-	-	-	(63,005)	(63,005)
Issuance of Ordinary Shares, net	1,154	43,073	-	-	-	-	-	44,227
Exercise of warrants and options	69	2,487	-	(11)	-	(1,441)	-	1,104
Forfeiture of warrants and options	-	4,422	-	(4,161)	-	(261)	-	-
Share-based payments	13	523	-	-	-	5,902	-	6,438
					-
Balance as of December 31, 2017	6,682	169,325	(5,260)	203	1,866	23,775	(133,609)	62,982

Balance as of December 31, 2017- Convenience translation into US dollars (Note 2.T)- Thousand USD	1,927	48,839	(1,517)	59	538	6,857	(38,537)	18,166

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Changes in Equity (Continued)

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS
For the year ended December 31, 2016:
Balance as of January 1, 2016	3,863	63,054	(5,260)	6,934	1,866	12,681	(36,134)	47,004
Loss for the year	-	-	-	-	-	-	(34,470)	(34,470)
Issuance of Ordinary Shares and warrants, net	1,063	45,287	-	-	-	-	-	46,350
Exercise of warrants and options	520	10,479	-	(2,559)	-	(2,788)	-	5,652
Share-based payments	-	-	-	-	-	9,682	-	9,682

Balance as of December 31, 2016	5,446	118,820	(5,260)	4,375	1,866	19,575	(70,604)	74,218

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Changes in Equity (Continued)

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS
For the year ended December 31, 2015:
Balance as of January 1, 2015	2,337	14,334	(5,260)	2,466	1,866	62	(15,142)	663
Loss for the year	-	-	-	-	-	-	(20,992)	(20,992)
Issuance of Ordinary Shares and warrants, net	1,498	48,054	-	4,532	-	-	-	54,084
Exercise of warrants and options	28	666	-	(64)	-	(109)	-	521
Share-based payments	-	-	-	-	-	12,728	-	12,728

Balance as of December 31, 2015	3,863	63,054	(5,260)	6,934	1,866	12,681	(36,134)	47,004

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Cash Flows

	For the Year Ended December 31,			Convenience translation into US dollars (Note 2.T) Year ended December 31,
	2015	2016	2017	2017
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD
Cash flow from operating activities:
Net loss	(20,992)	(34,470)	(63,005)	(18,173)
Adjustments:
Depreciation and amortization	141	1,400	4,718	1,361
Revaluation of controlling shareholders loans	25	-	-	-
Revaluation of liability in respect of government grants	77	438	(366)	(105)
Revaluation of derivative instruments	(1,434)	-	-	-
Financing expenses (income)	292	(543)	3,196	922
Loss from disposal and sale of fixed assets	206	572	289	84
Share-based payments	7,440	7,785	6,316	1,821
	6,747	9,652	14,153	4,083
Changes in assets and liabilities:
Increase in inventory	-	-	(8,027)	(2,315)
Decrease (increase) in other receivables	(423)	(1,887)	723	209
Increase in trade receivables	-	(149)	(176)	(51)
Increase in other payables	610	2,385	353	102
Increase (decrease) in trade payables	1,069	268	(693)	(201)
Increase (decrease) in other long term liabilities	-	1,464	(214)	(62)
	1,256	2,081	(8,034)	(2,318)
Net cash used in operating activities	(12,989)	(22,737)	(56,886)	(16,408)

Cash flow from investing activities:
Increase in restricted bank deposits	(928)	-	(645)	(186)
Development expenditure capitalized as intangible assets	(5,819)	(13,156)	-	-
Acquisition of property plant and equipment	(3,331)	(4,340)	(12,649)	(3,648)
Proceeds from sale of fixed assets	-	-	8	2
Net cash used in investing activities	(10,078)	(17,496)	(13,286)	(3,832)

Cash flow from financing activities:
Proceeds from issuance of Ordinary Shares and warrants, net	55,518	46,350	44,227	12,757
Exercise of warrants and options	521	5,652	1,104	318
Amounts recognized in respect of government grants liability, net	500	1,473	1,597	461
Payment of controlling shareholder loans	(175)	-	-	-
Net cash provided by financing activities	56,364	53,475	46,928	13,536
Increase (decrease) in cash	33,297	13,242	(23,244)	(6,704)
Cash at beginning of the year	806	33,811	47,599	13,729
Effect of exchange rate fluctuations on cash	(292)	546	(3,196)	(922)
Cash at end of year	33,811	47,599	21,159	6,103

Non-cash transactions:
Property plant and equipment acquired on credit	396	1,013	869	251

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 1 – General

A.	Reporting Entity

Nano Dimension Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Ilan Ramon St., Ness Ziona, Israel. The consolidated financial statements of the Company as of December 31, 2017, comprise the Company and its subsidiaries in Israel and in the United States (together referred to as the “Group”). The Company engages, by means of the subsidiary Nano Dimension Technologies Ltd. (“Nano–Technologies”), in the development of a three-dimensional (“3D”) printer and nanotechnology based conductive and dielectric inks, which are supplementary products to the 3D printer. The Ordinary Shares of the Company are registered for trade on the Tel Aviv Stock Exchange. In addition, since March 2016, the Company’s American Depositary Shares (“ADSs”) have been trading on the Nasdaq Capital Market.

B.	Since August 25, 2014, the Company has devoted substantially all of its financial resources to develop its products and has financed its operations primarily through the issuance of equity securities. The amount of the Company’s future net losses and the Company's ability to finance its operations will depend, in part, on completing the development of its products, the rate of its future expenditures, its ability to generate significant revenues from the sale of its products, and its ability to obtain funding through the issuance of securities, strategic collaborations or grants. To date, the Group has just begun to commercialize its products and has generated insignificant revenues, mainly from sales and operating leases of its 3D printers. The Group’s ability to generate revenue and achieve profitability depends on its ability to successfully commercialize its products. The Group was able to obtain funding thus far and believes it has sufficient resources to fund its operations at least in the next 12 months.

C.	Definitions

In these financial statements –

The Group – the Company, Nano –Technologies and Nano Dimension USA Inc., a fully owned US subsidiary of Nano Dimension Ltd.

Related Party – Within its meaning in International Accounting Standards (“IAS”) 24 (2009) Related Party Disclosures.

The Operating Cycle

The operating cycle period of the Group is 12 months.

D.	Reclassification

During the current year the Group changed the income statement classification and added a sales and marketing expenses section to reflect more appropriately the operation activities of the Group.

Comparative amounts were reclassified for consistency. This classification did not have any effect on the total comprehensive loss.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

The accounting policies of the Group set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

A.	Basis for presentation of the financial statements

The Group’s financial statements as of December 31, 2017, and December 31, 2016 and for each of the three years in the period ended on December 31, 2017, comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The financial statements have been prepared under the historical cost convention.

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 14, 2018.

B.	Changes in accounting policies

The Company early adopted International Financial Reporting Standard 15, Revenue from Contracts with Customers ("IFRS 15"), which provides new guidance on revenue recognition as from January 1, 2017 on a retrospective basis. See also Note 2.L below relating to revenue recognition.

C.	Use of estimates and judgments

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

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

C.	Use of estimates and judgments (Continued)

Below is information about significant assumptions made by the Group with respect to estimates and judgments:

-	Intangible assets

Development expenses in the period until August 1, 2015 were expensed as incurred. On August 1, 2015, the Group met all the required conditions to recognize intangible assets in accordance with IAS 38 Intangible Assets and started recognizing intangible assets arising from internal development. The capitalization is the outcome of meeting all the criteria in IAS 38, which are (i) development costs that can be measured reliably, (ii) the product or process is technically and commercially feasible, (iii) future economic benefits are probable, and (iv) the Group has the intention and sufficient resources to complete development and to use or sell the asset. In the fourth quarter of 2016, the Company ceased to capitalize development cost and began to amortize its intangible assets. The estimated useful lives of the capitalized development expenses for the current period is 10 years. See also Note 2.M and 2.N regarding research and development and amortization of intangible assets.

-	Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option and volatility and making assumptions about them. For the measurement of the fair value of equity-settled transactions at the grant date, the Group uses a binomial model. See also note 2.P and note 18.

-	Liability in respect of government grants

See note 9 regarding the discount rate that was used in evaluating the liability in respect of government grants.

-	Operating lease- Group as lessor

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

-	Revenue recognition

Effective January 1, 2017, the Company early adopted IFRS 15, Revenue from Contracts with Customers, which provides new guidance on revenue recognition on a retrospective basis. The Company determines the appropriate revenue recognition for its contracts with customers by analyzing the type, terms and conditions of each contract or arrangement with a customer. As a part of the analysis, management is required to make judgments relating to whether an arrangement or contract is legally enforceable, and whether the arrangement include separate performance obligations. In addition, estimates are required in order to allocate the total transaction price to each performance obligation based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation.

D.	Subsidiary

A subsidiary is an entity controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of the subsidiaries are aligned with the policies adopted by the Group.

E.	Functional currency and presentation currency

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

(4)	Below are details regarding the Index and the exchange rate of the U.S. dollar (“Dollar” or “$”):

	Consumer Price Index	Dollar

December 31, 2017	100.4	3.467
December 31, 2016	100.878	3.845
December 31, 2015	101.184	3.902
Change in percentages:
Year ended December 31, 2017	(0.47)	(9.83)
Year ended December 31, 2016	(0.3)	(1.46)
Year ended December 31, 2015	(0.9)	0.33

F.	Financial instruments

(1)	Non-derivative Financial assets

Initial recognition of financial assets

The Group initially recognizes loans and receivables and deposits on the date that they are created. Non-derivative financial instruments are comprised of trade and other receivables, cash and deposits.

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

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

F.	Financial instruments (Continued)

Cash

Cash include cash balances available for immediate use.

Deposits include short-term deposits with banking corporation (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

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

Further information about fair value is included in Note 19.E on financial instruments.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

G.	Property plant and equipment

Property plant and equipment are presented according to cost, including directly attributed acquisition costs, minus accumulated depreciation and losses from accrued decrease in value. Improvements and upgrades are included in the assets’ costs whereas maintenance and repair costs are recognized in profit and loss as accrued.

The cost of printers used for internal purposes, which are classified as property, plant and equipment, includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use.

The depreciation is calculated in equal yearly rates during the period of the useful life span of the assets, as follows:

%

Machinery and equipment (mainly 7%)	7 – 50
Computers	20 - 33
Office furniture and equipment	7 - 15
Leasehold Improvements	7 - 10
Printers leased to clients- See note 2.L.	25

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

H.	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

I.	Impairment of non-financial assets

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

J.	Provisions

A provision for claims is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. When the value of time is material, the provision is measured at its present value.

K.	Treasury shares

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

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

L.	Revenue recognition

The Company decided to early adopt IFRS 15, which provides new guidance on revenue recognition, on a retrospective basis.

Based on the examination of the guidance of the standard, no adjustments have been required to be made to the revenue previously recognized, as in 2016 the Company's main revenues were from printer lease transactions accounted for under IAS 17. Accordingly, comparative figures have not been restated to reflect the impact of the retrospective implementation of the standard.

The Company recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

On the contract’s inception date the Company assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer goods or services (or a bundle of goods or services) that are distinct.

The Company identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Company’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract.

The Company's identified performance obligations includes: printer, ink, maintenance (which is generally provided for a period of up to one year), training and installation (unless sold to one of the Company's authorized resellers). The Company allocates the transaction price to the identified performance obligations based on the relative estimated standalone selling price of such goods and services.

Revenues allocated to the printers and ink is recognized when the control is passed at a point in time. Currently, the Company also sells its printers through resellers. The Company recognizes revenue to distributors at the time of sale to the distributors, assuming the Company has completed its obligations related to the sale.

Maintenance revenue is recognized ratably, on a straight-line basis, over the period of the services. Revenue from training and installation is recognized during the time of performance.

Revenues from leases transactions are recognized on a straight line basis over the term of the lease.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

M.	Research and development and Intangible assets

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

N.	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset, minus its residual value.

Amortization is recognized in profit or loss on a straight-line basis, over the estimated useful lives of the intangible assets from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits embodied in each asset.

The estimated useful lives of the capitalized development costs has been determined by the Company’s management as 10 years.

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

O.	Government grants

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant.

Grants from the Israeli Innovation Authority (the “Innovation Authority”), previously the Israeli Office of the Chief Scientist of the Ministry of Economy (the “OCS”), with respect to research and development projects, are accounted for as forgivable loans according to IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. Grants received from the Innovation Authorityare recognized as a liability according to their fair value on the date of their receipt, unless it is reasonably certain, on that date, that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the amount received and the fair value on the date of receiving the grant is recognized as a deduction of research and development expenses. Expenses related to revaluation of the liability in respect of government grants were recognized in the statements of profit or loss and other comprehensive income as finance expenses.

P.	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as salary costs, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards.

Q.	Employee benefits

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

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

R.	Loss per share

The Group presents basic and diluted loss per share for its Ordinary Shares. Basic loss per share is calculated by dividing the loss attributable to holders of Ordinary Shares of the Company by the weighted average number of Ordinary Shares outstanding during the year, adjusted for treasury shares. Diluted loss per share is determined by adjusting the loss attributable to holders of Ordinary Shares of the Company and the weighted average number of Ordinary Shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential Ordinary Shares, which comprise share options and share options granted to employees.

S.	New standards and interpretations not yet adopted

(1)	IFRS 9 (2014) – Financial Instruments

IFRS 9 (2014) replaces the current guidance in IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 (2014) includes revised guidance on the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting. IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. The Group has examined the effects of applying IFRS 9 (2014), and in its opinion the effect on the financial statements will be immaterial.

(2)	IFRS 16 – Leases

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

T.	Convenience translation into U.S. dollars

For the convenience of the reader, the reported NIS figures as of December 31, 2017 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2017 (NIS 3.467 = $1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

 Note 3.A – Cash

	December 31,
	2016	2017
	Thousand NIS	Thousand NIS

Bank accounts- dominated in NIS	3,501	823
Bank accounts- other (mainly USD)	44,098	20,336
	47,599	21,159

Note 3.B – Restricted deposits

1.	The Group has restricted deposits for its credit cards in an amount of NIS 369,000. The deposits are not linked and bear an annual interest rate of 0.01%-0.05%.

2.	The Group has a restricted deposit in the amount of NIS 1,201,000 for the lease of its offices and labs. The deposit is not linked and bears an annual interest rate of 0.01%. The Group expect to lease its offices and labs for a period of more than a year, thus the restricted deposit was classified as a non-current asset.

Note 4.A – Trade receivables

	December 31,
	2016	2017
	Thousand NIS	Thousand NIS

Open balances	149	282
Income receivables	-	43
	149	325

Note 4.B – Other receivables

	December 31,
	2016	2017
	Thousand NIS	Thousand NIS

Government authorities	1,289	1,197
Prepaid expenses	1,369	791
Receivables in respect of government grants	232	-
Others	89	36
	2,979	2,024

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 5 – Inventory

	December 31,
	2016	2017
	Thousand NIS	Thousand NIS

Raw and auxiliary materials, and consumables	-	5,499
Work in progress	-	1,009
Finished goods	-	1,589
	-	8,097

Note 6 – Property plant and equipment, net

	Machinery and equipment	Computers	Office furniture and equipment	Leasehold improvements	Printers leased to clients	Raw Materials (*)	Total
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS
Cost
As of January 1, 2016	2,898	741	148	886	-	-	4,673
Additions	1,384	473	320	45	1,328	1,480	5,030
Disposals	(1,085)	-	-	-	-		(1,085)
As of December 31, 2016	3,197	1,214	468	931	1,328	1,480	8,618
Additions	6,428	243	27	4,879	980	-	12,557
Reclassification	2,426	-	50	-	(996)	(1,480)	-
Disposals	(169)	(14)	(21)	-	(270)	-	(474)
As of December 31, 2017	11,882	1,443	524	5,810	1,042	-	20,701

Depreciation accrued
As of January 1, 2016	117	119	13	10	-	-	259
Additions	266	328	21	68	49	-	732
Disposals	(85)	-	-	-	-	-	(85)
As of December 31, 2016	298	447	34	78	49	-	906
Additions	1,088	449	47	187	271	-	2,042
Reclassification	34	2	3	-	(39)		-
Disposals	(20)	(10)	(5)	-	(142)	-	(177)
As of December 31, 2017	1,400	888	79	265	139	-	2,771

Carrying amount
As of December 31, 2017	10,482	555	445	5,545	903	-	17,930
As of December 31, 2016	2,899	767	434	853	1,279	1,480	7,712

(*)	During the year ended December 31, 2016, the Group acquired raw materials for the building of its 3D printers, with the intention of leasing those printers to clients as a part of the Company’s beta plan. In 2017 the Company utilized the raw materials.

During the year ended December 31, 2017, the Group acquired property plant and equipment on credit in the amount of NIS 869,000 (During the year ended December 31, 2016: NIS 1,013,000).

During the year ended in December 31, 2016, the Group recognized an amount of NIS 1,328,000 as property plant and equipment in respect to printers that it leases to its clients. This amount include an amount of NIS 852,000 that was previously capitalized as an intangible asset.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 7 – Intangible assets

Intangible assets include development expenses that were capitalized. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. See also note 2.M.

	December 31,
	2016	2017
	Thousand NIS	Thousand NIS

Balance as of January 1	11,355	26,095
Capitalization of development expenses	15,408	-
Amortization	(668)	(2,676)
Balance as of December 31	26,095	23,419

Note 8 – Other payables

	December 31,
	2016	2017
	Thousand NIS	Thousand NIS

Accrued expenses	881	595
Deferred revenue	369	263
Current portion of other long-term liability	209	205
Employees and related liabilities	1,804	2,329
Government authorities	951	1,171
Current maturities in respect of government grants	642	1,175
Others	98	98
	4,954	5,836

Note 9 – Liability in respect of government grants

	2016	2017
	Thousand NIS	Thousand NIS
Balance as of January 1	1,089	3,062
Amounts received during the year	2,143	1,984
Amounts not yet received	232	-
Payment of Royalties	-	(37)
Amounts recognized as an offset from research and development expenses	(840)	(582)
Revaluation of the liability	438	(366)
Balance as of December 31	3,062	4,061

Current maturities in respect of government grants	642	1,175

Long term liability in respect of government grants	2,420	2,886

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 9– Liability in respect of government grants (Continued)

On September 30, 2014, Nano-Technologies received an approval from the Innovation Authority, then the OCS, to finance a development project in a scope of up to NIS 3,700,000, while the Innovation Authority share of financing the aforesaid amount would be up to 50%. In consideration, Nano-Technologies undertook to pay the Innovation Authority royalties in the rate of 3% of the future sales up to the amount of the grants received. On the date on which the grants were received, the Group recognized a liability using a discount rate of 30%,

On December 22, 2015, Nano- Technologies received an approval from the Innovation Authority to support its development of a 3D PCB printer. The approved budget is up to NIS 4,400,000, and the contribution by the Innovation Authority to the research and development budget is 50% of expenditures. On the date on which the grants were received, the Group recognized a liability using a discount rate of 19.5%.

On February 2017, Nano- Technologies received an approval from the Innovation Authority to support the development of 3D printing of advanced ceramic materials with inkjet technology. The approved budget is up to NIS 1,400,000 million, and the contribution by the Innovation Authority to the research and development budget is 50% of expenditures. On the date on which the grants were received, the Group recognized a liability using a discount rate of 19%.

On May 2017, Nano- Technologies received an approval from the Innovation Authority to support its development of a 3D PCB printer. The approved budget is up to NIS 5,221,000 million, and the contribution by the Innovation Authority to the research and development budget is 30% of expenditures. On the date on which the grants were received, the Group recognized a liability using a discount rate of 19%.

Note 10 – Other Long-term Liabilities

Other long-term liabilities represent cash and property, plant and equipment items received in respect of lease of additional office.

Note 11 – Commitments and contingent liabilities

A.	Licenses

On September 15, 2014, Nano-Technologies engaged in a licensing agreement with Yissum – Research Development Company of the Hebrew University of Jerusalem, Ltd. (“Yissum”), whereby Nano-Technologies would be granted an exclusive right to use the patents owned by Yissum, to manufacture nano-conductive ink for printing electronic circuits with a unique method. In consideration for the said exclusive usage right, Nano-Technologies would pay Yissum royalties of approximately 3% of the total sales of the conductive ink. The terms of the licensing agreement are for the duration of the patents and patent requests. On April 2, 2015, Nano-Technologies and Yissum entered into an amended and restated agreement pursuant to which the license granted to Nano-Technologies was expanded to include exclusive rights for use of a unique method to produce silver nano-particles for the production of conductive ink for any purpose and any potential market that it defines as a target market. On May 14, 2015, in connection with the entry into the amended and restated agreement, the Company’s board of directors approved a grant of 559,097 non-tradable share options to Yissum, immediately exercisable into 559,097 Ordinary Shares, during a period of five years and in consideration for an exercise price of NIS 2.7 per share.

Following management' reassessment, the cost of the license was impaired and recognized as an expense during the year ended December 31, 2015.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 11 – Commitments and contingent liabilities (Continued)

B.	Contingent liabilities

On March 19, 2015, a claim was filed seeking damages in the amount of NIS 20,000,000 against the Company, Nano-Technologies, shareholders of the Company, officers and employees of the Group (together, the “Defendants”). The claim was filed by a third party (the “Plaintiff”) alleging that commercial secrets and technology that were developed by the Defendants in the field of 3-D printing were misappropriated, allegedly, through an officer and an additional employee of the Group that were employed by the Plaintiff in the past. In addition, the Plaintiff sought, among others, to order the Defendants, if the claim was accepted, to cease to make use of the allegedly misappropriated know-how and technology, and assign the rights to certain patents and patent applications owned by the Group to the Plaintiff.

On March 20, 2017, the Company announced that the Company and the Plaintiff reached a settlement agreement. As a part of the settlement agreement, the parties agreed that the legal proceedings will end, and the lawsuit against the Company will be dismissed, without any material effect on the Company’s activity. On March 19, 2017, the court approved the dismissal of the lawsuit.

C.	Commitments

The Group leases its headquarters, manufacturing and research and development facility and cars under long-term non-cancelable operating leases, certain of which provide for renewal options.

Rental fees and maintenance expenses for the year 2017 were approximately NIS 3,563,000 (2016: NIS 1,566,000 and 2015: NIS 957,000).

Future minimum lease payments for all existing long-term, non-cancelable operating leases, as well as purchase orders and other contractual obligations as of December 31, 2017 are as follows:

Thousand NIS
2018	5,640
2019	905
2020	821
2021 and thereafter	2,259

Total	9,625

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 12 – Equity

A.	The Company’s share capital (in thousands of Ordinary Shares)

	Ordinary Shares
	2016	2017
Issued and paid-up share capital as at December 31	50,143	62,511
Authorized share capital	200,000	200,000

B.	Transactions with issued and paid up share capital

On May 18, 2014, the Company engaged with Nano-Technologies and its shareholders in a contingent agreement for a private placement (the “Agreement”), such that after the completion of the transaction, the Company will hold all of the issued and paid up capital of Nano-Technologies, and the shareholders of Nano-Technologies (the “Offerees”) will be related parties in the Company and will appoint directors on their behalf (the “Transaction” or the “Merger Transaction”). The completion of the Transaction was contingent upon the fulfillment of completion of raising capital in a total amount of $1,500,000 that will be raised from investors in consideration of the allocation of shares (“Capital Raising”). On the date of the completion of the Transaction, and subject to the completion of the Capital Raising as stated, and subject to the fulfillment of the conditions precedent set forth in the Agreement, the Offerees will transfer to the Company all of their holdings in the shares of Nano-Technologies, constituting all of the issued and paid up capital, and in consideration the Company will allocate to Offerees 6,931,303 Ordinary Shares, which constituted, after their allocation, and after the allocation of the Capital Raising shares, holdings at a rate of approximately 37.38% of the issued and paid up share capital of the Company and 4,322,329 non-tradable warrants that are exercisable into 4,322,329 Ordinary Shares, at an exercise price of NIS 0.8655 per share, provided that the Group meets the milestones set forth in the Agreement.

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

On August 17, 2014, the general meeting of the Company’s shareholders approved the Merger Transaction, including the allocation of shares and non-tradable warrants to Offerees, and the allocation of shares to Investors and related parties. On August 25, 2014, the Merger Transaction, including the Capital Raising as stated was completed, and therefore, as of this date, the Company holds all of the issued and paid up capital of Nano-Technologies. This transaction was accounted for by analogy to a reverse acquisition, with the financial statements prepared as a continuation of Nano–Technologies’ financial statements, while the equity was adjusted to reflect retroactively the legal share capital of the Company.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 12 – Equity (Continued)

B.	Transactions with issued and paid up share capital (Continued)

 In January 2015, the Company completed a round of fund raising, in which the Company issued to investors 1,508,572 Ordinary Shares, which constituted approximately 7.5% of the issued and paid up share capital of the Company at that time, and 1,508,572 non-tradable warrants, which are exercisable into 1,508,572 Ordinary Shares, according to the exercise terms determined. In addition, the Company has undertaken vis-à-vis the investors a price adjustment mechanism that will be activated if, during a period of 18 months from the issuance date, the Company performs additional fundraising, within which shares are allocated at a price that is lower than NIS 1.4 per share. The immediate consideration (gross) received as a result of the aforesaid fund raising amounted to a total of NIS 2,112,000. The immediate consideration (net) received as a result of the aforesaid fund raising amounted to a total of NIS 2,065,000. From the net issuance consideration, a total of approximately NIS 91,000 was attributed to the fair value of a financial derivative (adjustment mechanism). The remainder of the issuance consideration was attributed to equity instruments (shares and warrants), based on their relative fair value near the issuance date. Accordingly, a total of NIS 1,542,000 was attributed to Ordinary Shares and NIS 432,000 was attributed to warrants.

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

Note 12 – Equity (Continued)

B.	Transactions with issued and paid up share capital (Continued)

On December 1, 2015, the Company issued, as an extension to the issuance on July 29, 2015, pursuant to a private placement, an aggregate of 1,552,877 Ordinary Shares. In addition, the Company issued non-tradable warrants to purchase up to 776,440 Ordinary Shares at an exercise price of NIS 9.00 per share. These warrants will expire 24 months from the date of issuance. The total (gross) consideration was approximately NIS 8,541,000. The total (net) consideration was approximately NIS 7,946,000, which was attributed to equity instruments (shares and warrants), based on their relative fair value on the issuance date. Accordingly, a total of NIS 7,188,000 was attributed to shares and NIS 758,000 was attributed to warrants.

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

On May 17, 2017, the Company announced that it signed a private placement agreement with Ayalim Trust Funds, an Israeli institutional investor. As a part of this transaction, the Company issued an aggregate of 3,430,000 Ordinary Shares at a price per share of NIS 4.2. The total (gross) consideration to the Company was approximately NIS 14,400,000 (approximately $4,000,000).

On June 1, 2017, the Company announced that it signed private placement agreements with Israeli and other non-U.S. investors. As a part of these transactions, the Company issued an aggregate of 4,044,050 Ordinary Shares at a price per share of NIS 4.2. The total (gross) consideration to the Company was approximately NIS 17,000,000 (approximately $4,700,000).

On June 14, 2017, the Company announced that it signed private placement agreements with several Israeli investors. As a part of these transactions, the Company issued an aggregate of 4,078,759 Ordinary Shares at a price per share of NIS 4.2. The total (gross) consideration to the Company was approximately NIS 17,130,000 (approximately $4,800,000).

The total (net) consideration to the Company for the abovementioned placements was approximately NIS 44,228,000 (approximately $12,393,000).

C.	Treasury shares

As of December 31, 2017, the Company held 527,032 Ordinary Shares, constituting approximately 0.84% of its issued and paid up share capital.

Note 13 – Revenues

	For the year ended December 31
	2015	2016	2017
	Thousand NIS	Thousand NIS	Thousand NIS
Printers rental	-	120	1,326
Consumables	-	55	663
Sales of printers (*)	-	-	995
Total revenue	-	175	2,984

(*) The Company's identified performance obligations includes: Printer, maintenance, training and installation. The Company allocates the revenues to the identified performance obligations based on the relative estimated standalone selling price of such goods and services. Revenues allocated to the printers and ink are recognized when the control is passed at a point in time. Maintenance revenue is recognized ratably, on a straight-line basis, over the period of the services. Revenue from training and installation is recognized during the time of performance.

The trade receivables balance deriving from contracts with customers as of December 31, 2017 is NIS 231,000.

Note 14 – Cost of revenues

	For the year ended December 31
	2015	2016	2017
	Thousand NIS	Thousand NIS	Thousand NIS
According to sources of revenue -
Printers rental	-	49	427
Consumables	-	23	222
Sales of printers	-	-	822
Total	-	72	1,471

 Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 15 – Further detail of profit or loss

	For the year ended December 31
	2015		2016		2017
	Thousand NIS		Thousand NIS		Thousand NIS
A. Research and development expenses, net
Payroll	11,268		21,589		26,711
Materials	2,299		6,119		6,637
Subcontractors	7,696		1,179		542
Patent registration	238		130		206
Depreciation	242		683		1,591
Rental fees and maintenance	814	(*)	1,485	(*)	2,967
Other	378		1,453		875
	22,935		32,638		39,529
Less – Development expenditure capitalized as intangible and tangible assets	(11,463)		(16,273)		-
Less – government grants	(383)		(840)		(582)
	11,089		15,525		38,947

B. Sales and marketing expenses
Payroll	1,458		2,873		5,387
Marketing and advertising	386		737		1,377
Rental fees and maintenance	64		80		214
Travel abroad	8		174		845
Depreciation	-		-		36

	1,916	(*)	3,864	(*)	7,859

C. General and administrative expenses
Payroll	1,750	(*)	3,156	(*)	2,741
Fees	108		174		245
Professional services	4,139	(*)	6,183	(*)	5,255
Directors pay	2,643		2,850		1,773
Office expenses	315		887		1,014
Travel abroad	253	(*)	568	(*)	308
Rental fees and maintenance	-		-		301
Other	163	(*)	842		464
	9,371		14,660		12,101

D. Finance income
Exchange rate differences	95		695		-
Revaluation of liability in respect of government grants	-		-		366
Revaluation of derivative instruments	1,434		-		-
	1,529		695		366
Finance expense
Interest on controlling shareholders loans	25		-		-
Exchange rate differences	-		-		3,201
Bank fees	43		113		100
Revaluation of liability in respect of government grants	77		438		-
	145		551		3,301

*Reclassified- see note 1.D.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 16 – Taxes on income

A.	Corporate tax rate

Presented hereunder are the tax rates relevant to the Company in the years 2015-2017:

2015 – 26.5%, and

2016 – 25%

2017 – 24%

On January 4, 2016 the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016.

Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as of January 2017 and the second step will be to a rate of 23% as of January 2018.

These changes had no impact on the financial statements.

B.	Theoretical tax

The following presents the adjustment between the theoretical tax amount and the tax amount included in the financial statements:

	For the year ended December 31,
	2015	2016	2017
	Thousand NIS	Thousand NIS	Thousand NIS
Loss before taxes on income	(20,992)	(34,470)	(63,005)
Statutory tax rate	26.5%	25%	24%
Theoretical tax benefit	(5,563)	(8,618)	(15,121)
Increase in tax liability due to:
Unrecognized expenses	1,598	2,449	2,264
Losses and benefits for tax purposes for which no deferred taxes were recorded	3,965	6,169	12,857
Taxes on income	-	-	-

C.	Tax assessments

The Company has final tax assessments until and including the 2012 tax year.

D.	Accumulated losses for tax purposes and other deductible temporary differences

As of the reporting date, the Group has net operating loss for tax purposes in the amount of approximately NIS 107,000,000. The Israeli tax authorities may not permit the off-set of the accumulated losses that were incurred before the merger of the Company (see Note 12.B).

As of December 31, 2017, the Group has deductible temporary differences in the amount of approximately NIS 8,070,000, mainly relating to R&D expenses which are deductible over a period of three years for tax purpose.

The Group has not recognized a tax asset for the aforesaid losses and deductible temporary differences, due to the uncertainty regarding the ability to utilize those losses in the future.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Loss per share

	For the year ended December 31
	2015	2016	2017
Weighted average of number of Ordinary Shares used in the calculation of the basic and diluted loss per share (in thousands)	26,819	40,760	56,540
Net loss used in calculation (thousand NIS)	20,992	34,470	63,005

On December 31, 2017, 8,697,362 options and warrants (in 2016: 13,415,764, and 2015: 17,426,479) were excluded from the diluted weighted average number of Ordinary Shares calculation as their effect would have been anti-dilutive.

Note 18 – Share-based payments

A.	During 2015, the Company’s board of directors approved the grant of 609,888 non-tradable share options to an external consultant of the Company. The share options are exercisable into 609,888 Ordinary Shares. 50,824 of the share options were exercisable immediately and the remaining 559,064 share options will vest in 11 equal quarterly batches over a period of 33 months, starting 3 months from the grant date. Each stock option is exercisable during a period of three years from the vesting date, based on the amount of the financial benefit inherent in it on the exercise date (based on a cashless exercise mechanism). The exercise price of the first 304,944 Ordinary Shares is NIS 2 for each share option, and the exercise price of the remaining 304,944 Ordinary Shares is NIS 3 for each share option. The options include a cashless exercise mechanism.

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

On December 13, 2015, the Company granted to employees of the Company 452,500 non-tradable share options, which are exercisable into 452,500 Ordinary Shares. One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price of NIS 1.65 for each share option. The options include a cashless exercise mechanism.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 18 – Share-based payment (Continued)

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

On January 17, 2017, the Company issued 75,000 restricted Ordinary Shares (15,000 ADSs) and non-tradable options to purchase 75,000 Ordinary Shares (15,000 ADSs), to a service provider at an exercise price of USD 10.00 per ADS. The options are exercisable immediately and will expire 18 months from the grant date. The options include a cashless exercise mechanism.

On March 21, 2017, the Company issued 25,000 restricted Ordinary Shares (5,000 ADSs) to a service provider.

On May 10, 2017, the Company issued 25,000 restricted Ordinary Shares (5,000 ADSs) to a service provider.

On May 24, 2017, the Company granted to employees of the Company 1,107,334 share options (non-tradable), which are exercisable into 1,107,334 Ordinary Shares. One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price of NIS 1.65 for each share option. The options include a cashless exercise mechanism.

On November 20, 2017, the Company granted to employees and officer of the Company 710,000 share options (non-tradable), which are exercisable into 710,000 Ordinary Shares. For 460,000 options- One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. For the remaining 250,000 options- the options will vest on a quarterly basis over a period of three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date. The exercise price for 460,000 options is NIS 3.43 for each share option, and for the remaining 250,000 options- the exercise price is NIS 5.50 for each share option. The options include a cashless exercise mechanism.

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

On October 21, 2015, the general meeting of the Company’s shareholders approved a grant of 360,000 non-tradable share options for each of the two external directors and the independent director, which are exercisable into 360,000 Ordinary Shares. The share options will vest in 12 equal quarterly batches over a period of 3 years, and be exercisable during a period of 5 years from the grant date, in consideration for an exercise price of NIS 5.5 for each share option. The options include a cashless exercise mechanism.

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

On April 19, 2017, the general meeting of the Company’s shareholders approved a grant of 275,000 share options (non-tradable) to a director, which are exercisable into 275,000 Ordinary Shares. The share options will vest in 12 equal quarterly batches over a period of three years, starting from April 20, 2017, and be exercisable during a period of five years from the grant date, in consideration for an exercise price of NIS 6.5 for each share option. The options include a cashless exercise mechanism.

C.	On April 2, 2015, the Company’s board of directors approved a grant of 559,097 non-tradable share options to Yissum- see Note 11.A.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 18 – Share-based payment (Continued)

D.	The fair value of share options is measured using the Black-Scholes formula or Binomial pricing model. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average volatility of a sample of companies’ shares which are similar in characteristics and operations to the Group, over the expected term of the options), expected term of the options (based on general option holder behavior), expected dividends, and the risk-free interest rate (based on government debentures).

The following is the data used in determining the fair value of the share options:

	18.A- Consultants and Employees	18.B- Directors	18.C- Yissum
Number of share options granted	5,743,722	3,245,000	559,097
Fair value in the grant date (thousand NIS)	16,284	10,786	2,833
Range of share price (NIS)	1.82 – 6.99	4.68 – 7.24	7.03
Range of exercise price (NIS)	1.65 - 9	5.50 – 6.75	2.7
Range of expected share price volatility	40.3%-58.53%	53.75%-61.27%	57.26%
Range of estimated life (years)	1.5 – 9.01	4 – 5	5
Range of weighted average of risk-free interest rate	0.59%-1.72%	0.88%-1.32%	1.15%
Expected dividend yield	-	-	-
Outstanding as of December 31, 2017	4,609,634	3,145,001	223,697
Exercisable as of December 31, 2017	2,345,351	2,176,672	223,697

E.	The number of share options granted to employees and consultants, and included in Note 18.A are as follows:

	2016	2017
Outstanding at January 1	3,071,018	3,799,892
Granted during the year	1,176,500	1,892,334
Exercised during the year (*)	(378,459)	(348,314)
Forfeited during the year	(69,167)	(734,278)
Outstanding at December 31	3,799,892	4,609,634
Exercisable as of December 31	1,521,687	2,345,351

The number of share options granted to directors and included in Note 18.B are as follows:

	2016	2017
Outstanding at January 1	3,090,878	3,340,878
Granted during the year	250,000	275,000
Exercised during the year	-	(370,878)
Forfeited during the year	-	(99,999)
Outstanding at December 31	3,340,878	3,145,001
Exercisable as of December 31	1,557,556	2,176,672

The number of share options granted to Yissum and included in Note 18.C are as follows:

	2016	2017
Outstanding at January 1	559,097	223,697
Granted during the year	-	-
Exercised during the year	(335,400)	-
Outstanding at December 31	223,697	223,697
Exercisable as of December 31	223,697	223,697

(*)	The weighted average exercise price at the date of exercise for share options exercised in 2017 was NIS 1.84 (in 2016 and 2015: NIS 1.65).

F.

The share based payments expenses in 2017 were NIS 6,316,000 (in 2016: NIS 7,785,000).

Expenses for share based payments in 2016 include expenses in an amount of approximately NIS 1,824,000 that were capitalized to an intangible asset - see note 2.M.

Expenses for share based payments in 2017 include expenses in an amount of approximately NIS 52,000 that were capitalized to property, plant and equipment and expenses in an amount of approximately NIS 71,000 that were capitalized to inventory.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 19 – Financial instruments

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

The cash of the Group are deposited in Israeli and U.S. banking corporations. In the estimation of the Group’s management, the credit risk for these financial instruments is low.

C.	Classification of financial instruments

The following is a classification of the financial assets and financial liabilities of the Group for groups of financial instruments in accordance with IAS 39:

	December 31,
	2016	2017
	Thousand NIS	Thousand NIS
Financial assets
Cash	47,599	21,159
Restricted deposits	925	1,570
Trade receivables	149	325
Other receivables	1,408	827
	50,081	23,881
Financial liabilities
Financial liabilities measured at amortized cost	10,290	10,372

D.	Currency risk

A currency risk is the risk of fluctuations in a financial instrument, as a result of changes in the exchange rate of the foreign currency.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 19 – Financial instruments (Continued)

D.	Currency risk (Continued)

The following is the classification and linkage terms of the financial instruments of the Group (in thousand NIS):

	NIS	Linked to the US dollar	Linked to the EURO and Other	Total
December 31, 2017
Cash	823	20,332	4	21,159
Restricted deposits	1,501	69	-	1,570
Trade receivables	-	71	254	325
Other receivables	827	-	-	827
	3,151	20,472	258	23,881
Financial liabilities at amortized cost	5,766	4,606	--	10,372
Total net financial assets (liabilities)	(2,615)	15,866	258	13,509

December 31, 2016
Cash	3,501	44,065	33	47,599
Restricted deposits	925	-	-	925
Trade receivables	-	149		149
Other receivables	1,408	-	-	1,408
	5,834	44,214	33	50,081
Financial liabilities at amortized cost	6,651	3,586	53	10,290
Total net financial assets (liabilities)	(817)	40,628	(20)	39,791

The following is a sensitivity analysis of changes in the exchange rate of the dollar as of the reporting date:

Profit (loss) from the change
thousand NIS
Increase at a rate of 5%	(793)
Increase at a rate of 10%	(1,586)
Decrease at a rate of 5%	793
Decrease at a rate of 10%	1,586

E.	Fair value of financial instruments

The fair value of the financial instruments of the Group is similar or equal to their book value.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 19 – Financial instruments (Continued)

F.	Liquidity risk

The table below presents the repayment dates of the Group’s financial liabilities based on the contractual terms in undiscounted amounts:

	First year	More than a year or undetermined	Total
December 31, 2017
Trade payables	1,775	-	1,775
Other payables	5,738	98	5,836
Liability in respect of government grants	-	2,886	2,886
	7,513	2,984	10,497
December 31, 2016
Trade payables	2,612	-	2,612
Other payables	4,856	98	4,954
Liability in respect of government grants	-	2,420	2,420
	7,468	2,518	9,986

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 20 – Transactions and Balances with related parties

A.	Balances with related parties

	December 31,
	2016	2017
	Thousands NIS	Thousands NIS
Other payables	369	400

B.	Shareholders and other related parties benefits

	Year ended on December 31,
	2015	2016	2017
	Thousand NIS	Thousand NIS	Thousand NIS
Salaries and related expenses- related parties employed by the Group	4,192	5,764	3,944
Number of related parties	5	5	5
Compensation for directors not employed by the Group	2,643	2,838	1,778
Number of directors	8	8	9

C.	On February 16, 2015, the general meeting of the Company’s shareholders approved a private placement of 285,715 Ordinary Shares- see Note 12.B. In addition, on February 16, 2015, the Company’s general meeting of the Company’s shareholders approved the Company’s engagement in an agreement with Mr. Itschak Shrem for his services as chairman of the Company’s board of directors for a period of three years. In accordance with the terms of employment, Mr. Shrem will be entitled to a monthly salary of NIS 7,500, which will be increased to a total of NIS 10,000 if and when the Company completes fund raising of at least NIS 8,000,000, for 40% capacity employment. In addition, Mr. Shrem will be entitled, at no consideration, to a grant of 370,878 stock options- see Note 18.B.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 20 – Transactions and Balances with related parties (Continued)

D.	On July 20, 2015, the general meeting of the Company’s shareholders approved the terms of employment of the four controlling shareholders of the Company, in their capacities as officers and directors of the Company, as set forth below: Mr. Amit Dror, who serves as Chief Executive Officer of the Company, Mr. Dagi Ben-Noon, who then served as Chief Operating Officer, Mr. Simon Anthony-Fried, who serves as Chief Marketing Officer, and Mr. Sharon Fima, who then served as Chief Technologies Officer. Under the approved terms of employment, each of the controlling shareholders will be entitled, during a period of three years and in consideration for a full-time position, to a monthly salary of approximately NIS 37,000, in addition to social benefits as customary. In addition, the general meeting of the Company’s shareholders approved a grant of 1,600,000 stock options (non-tradable) to the four controlling shareholders (divided equally among them), which are exercisable into 1,600,000 Ordinary Shares. Additionally, the general meeting of the Company’s shareholders approved the update to the terms of employment of Mr. Itschak Shrem, in his capacity as chairman of the Company’s board of directors for a period of three years. Mr. Shrem will be entitled to a monthly salary of NIS 30,000, for a 75% position. In addition, the general meeting of the Company’s shareholders approved a grant of 760,000 share options (non-tradable) to four directors of the Company (400,000 of which are granted to the chairman of the board), which are exercisable into 760,000 Ordinary Shares.

E.	On December 31, 2015, the general meeting of the Company’s shareholders approved to amend the notice period of the four controlling shareholders of the Company: Mr. Amit Dror, who serves as Chief Executive Officer of the Company, Mr. Dagi Ben-Noon, who then served as Chief Operating Officer, Mr. Simon Anthony-Fried, who serves as Chief Marketing Officer, and Mr. Sharon Fima, who then served as Chief Technologies Officer, to a period of 6 months. The general meeting of the Company’s shareholders also approved to amend the Company’s compensation policy accordingly.

F.	On December 31, 2015, the general meeting of the Company’s shareholders approved to grant Ofir Baharav, a director, 250,000 stock options (non-tradable), which are exercisable into 250,000 Ordinary Shares, at an exercise price of NIS 9 per share. On April 19, 2017, the general meeting of the Company’s shareholders approved to reduce the exercise price to NIS 6.75 per share.

G.	On January 27, 2016, pursuant to an exercise of 3,746,161 warrants by Mr. Amit Dror, who serves as Chief Executive Officer of the Company, Mr. Dagi Ben-Noon, who serves as Chief Operating Officer, Mr. Simon Anthony-Fried, who serves as Chief Marketing Officer, and Mr. Sharon Fima, who serves as Chief Technologies Officer, and in consideration of approximately NIS 3,242 thousands, the Company issued 3,746,161 Ordinary Shares.

H.	On April 19, 2017, the general meeting of the Company’s shareholders approved the immediate acceleration of the unvested options granted to Yoel Yogev and Zvika Yemini in 2015, and that their options shall remain exercisable for an extended period of time until November 2020, subject to their resignation from the Company’s Board of Directors.

I.	On April 19, 2017, the general meeting of the Company’s shareholders approved to grant Avi Reichental, a director, 275,000 stock options (non-tradable), which are exercisable into 275,000 Ordinary Shares, at an exercise price of NIS 6.50 per share.

J.	On November 20, 2017, the board of directors of the Company approved a non-exceptional transactions in which Mr. Avi Reichental, a director of the Company, has a personal interest, for an open innovation and show room agreements between Nano Dimension USA Inc. and XponentialWorks and Techniplas, whereby the Company will lease space and use sales and marketing services in favor of the customer experience center in Ventura, as well as establish a cooperation in the field of car electronics starting on December 1, 2017.

Note 21 – Events after the reporting date

A.	After the reporting period, in January 2018, the Company issued options to purchase 825,000 Ordinary Shares to officers of the Company at an exercise price of NIS 5.5 per share.

B.	After the reporting period, in February 2018, the Company issued, pursuant to a public offering in the U.S., an aggregate of 30,000,000 Ordinary Shares (6,000,000 ADSs). Also, in February 2018, the underwriters exercised their option to purchase an additional 4,500,000 Ordinary Shares (900,000 ADSs), bringing the total gross proceeds from the offering to approximately $13,800,000, before deducting underwriting discounts and commissions and other offering-related expenses.

