Form 20-F
period 2018-12-31
Nano Dimension Ltd.
filed 2019-03-14
CIK 1643303

As filed with the Securities and Exchange Commission on March 14, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

97,098,693 Ordinary Shares, par value NIS 0.10 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

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

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 1    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes ☐    No ☒

i

INTRODUCTION

We are a leading additive electronics provider. We believe our flagship proprietary DragonFly Pro system is the first and only precision system that produces professional multilayer circuit-boards (PCB), RF antennas, sensors, conductive geometries, and molded connected devices for rapid prototyping through custom additive manufacturing. We have been actively developing our additive manufacturing technology since 2014, and since that time we have listed our securities on the Tel Aviv Stock Exchange and Nasdaq, and have spent approximately $60 million to build our additive electronics company. With our unique additive manufacturing technology for 3D printed electronics, we are targeting the growing market for smart electronic devices that rely on printed circuit boards, connected devices, RF components and antennas, sensors, and smart products, including IoT.

We were incorporated under the laws of the State of Israel in December 1960. Our Ordinary Shares, or Ordinary Shares, are listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “NNDM.” On March 7, 2016, our American Depositary Shares, or ADSs, each representing five of our Ordinary Shares, commenced trading on the Nasdaq Capital Market under the symbol “NNDM.”

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Nano Dimension” refer to Nano Dimension Ltd. and its subsidiaries, Nano Dimension Technologies Ltd., and Nano Dimension IP Ltd., Israeli corporations, Nano Dimension USA Inc., or Nano USA, a Delaware corporation, and Nano Dimension (HK) Limited, a Hong Kong corporation.

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

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. We derived the selected data under the captions “Consolidated Statement of Profit or Loss and Other Comprehensive Income Data” for the years ended December 31, 2018, 2017 and 2016, and “Consolidated Statement of Financial Position Data” as of December 31, 2018, 2017 and 2016 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions “Consolidated Statement of Profit or Loss and Other Comprehensive Income Data” for the years ended December 31, 2015 and 2014 and “Consolidated Statement of Financial Position Data” as of December 31, 2015 and 2014 from audited financial statements that are not included in this Annual Report on Form 20-F. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements. Other financial and operating data contains unaudited information that is not derived from our financial statements. Effective January 1, 2018, we changed our functional and presentation currency from NIS to U.S. dollars. The change in functional currency is accounted for prospectively from that date.

(in thousands of U.S. dollars except per share data)	Year Ended December 31,
	2014(*)	2015(*)(**)	2016(*)(**)	2017(*)(**)	2018
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	-	-	46	829	5,100
Cost of revenues	-	-	19	409	3,594
Cost of revenues- amortization of intangible	-	-	174	743	772
Gross profit (loss)	-	-	(147)	(323)	734
Research and development expenses, net	933	2,855	4,043	10,819	8,623
General and administrative expenses	381	2,413	3,818	3,363	3,002
Sales and marketing expenses	-	493	1,006	2,183	4,259
Operating loss	1,314	5,761	9,014	16,688	15,150
Listing expenses	2,616	-	-	-	-
Finance expenses (income), net	33	(356)	(38)	815	338
Total Comprehensive loss	3,963	5,405	8,976	17,503	15,488

Basic and diluted loss per Ordinary Share (in USD)	0.31	0.20	0.22	0.31	0.17
Weighted average of number of Ordinary Shares used in the calculation of the basic and diluted loss per Ordinary Share	12,754	26,819	40,760	56,540	91,799

(*) Presented according to the change in our functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. The change in functional currency is accounted for prospectively from that date. Accordingly, comparative profit or loss figures have been translated into U.S. dollars using average exchange rates for the reporting periods.

(**) Reclassified - In the fourth quarter of 2017, we decided to present our sales and marketing expenses separate from other operating expenses. Thus, for comparison we have reclassified the expenses in the previous years.

(in thousands of U.S. dollars except per share data)	As of December 31,
	2014(*)	2015(*)	2016(*)	2017(*)	2018
Consolidated Statement of Financial Position Data:
Cash	207	8,665	12,379	6,103	3,753
Total assets	622	13,208	22,226	21,496	20,303
Total non-current liabilities	95	254	955	1,135	1,139
Accumulated loss	4,240	9,644	18,619	36,122	51,610
Total equity	222	12,405	19,303	18,166	15,572
Number of shares outstanding	19,070,931	34,321,056	50,142,804	62,511,208	97,098,693

(*) Presented according to the change in our functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. The change in functional currency is accounted for prospectively from that date. Accordingly, comparative profit or loss figures have been translated into U.S. dollars using average exchange rates for the reporting periods.

Other financial and operating data:

(in thousands of U.S. dollars)	Year Ended December 31,
2018
EBITDA	(12,669)
Adjusted EBITDA	(12,267)

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

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before financial expense (income), income tax, depreciation and amortization, disposal of property plant and equipment, other income (expenses), net and share based payments. We believe that Adjusted EBITDA, as described above, should be considered in evaluating the company’s operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and Adjusted EBITDA is useful to an investor in evaluating our operating performance because they are widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share based payments.

The following is a reconciliation of net loss to EBITDA and adjusted EBITDA:

(in thousands of U.S. dollars)	Year Ended December 31,
2018
Net loss	(15,488)
Financing expense, net	338
Depreciation, amortization and disposal of property plant and equipment	2,481
EBITDA	(12,669)
Share based payments	402
Adjusted EBITDA	(12,267)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Since the date of inception of the Subsidiary, and as of December 31, 2018, we have incurred net losses of approximately $52 million.

Since the date of the Merger, we have devoted substantially all of our financial resources to develop our products. To date, we have generated limited revenues from the sale and lease of our products. Since the Merger, we have financed our operations primarily through the issuance of equity securities. The amount of our future net losses and our ability to finance our operations will depend, in part, on completing the development of our products, the rate of our future expenditures, our ability to generate significant revenues from the sales of our products and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to generate significant revenues from the sales of our products. We anticipate that our expenses will increase substantially if and as we:

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

We have generated limited revenues from the sale of our current products and may never be profitable.

We have begun commercializing our products in the fourth quarter of 2017 and have generated limited revenues since the date of the Merger. Our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

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

We are highly dependent on Amit Dror, our Chief Executive Officer, and Jaim Nulman, our Chief Technology Officer. The loss of their services without a proper replacement may adversely impact the achievement of our objectives. Messrs. Dror and Nulman may leave our employment at any time subject to contractual notice periods, as applicable. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives. There is no assurance that any equity or other incentives that we grant to our employees will be adequate to attract, retain and motivate employees in the future. Moreover, certain of our competitors or other technology businesses may seek to hire our employees.

We depend entirely on the commercial success of our DragonFly Pro system and ink products, and we may not be able to successfully scale up their commercialization.

We have invested the majority of our efforts and financial resources in the research and development of our products. As a result, our business is entirely dependent on our ability to successfully commercialize our DragonFly Pro system and ink products. In the fourth quarter of 2017 we initiated commercial sales of our DragonFly Pro system. We cannot assure you that our commercialization efforts will lead to meaningful sales of our products.

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

We expect to continue to make investments in our DragonFly Pro system and our related ink products. We expect that our annual operating expenses will continue to increase as we invest in sales and marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Our failure to expand operational and financial systems timely or efficiently could result in operating inefficiencies, which could increase our costs and expenses more than we had planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

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

We aim to compete for customers with a wide variety of manufacturers that create PCBs and RF Antennas. Our principal current competition consists of companies that produce prototype PCBs by traditional reductive manufacturing means, which include etching, pressing and drilling. Many of these companies have extensive track records and relationships within the electronics industry. While we are not aware of any other company that currently offers an in-house 3D printer that is capable of printing multilayer PCBs, there are a large number of companies engaged in additive manufacturing and 3D printing solutions.

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

We purchase component parts and raw materials that are used in our DragonFly Pro system and ink products from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts and raw materials that we use, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Our reliance on a single or limited number of vendors involves a number of risks, including:

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

Since October 2014, we have sought patent protection for certain of our products, systems, designs and applications. Our success depends in large part on our ability to obtain, maintain, monitor and enforce patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and new products.

We have sought to protect our proprietary position by filing patent applications in the United States and in other countries where our major production and sales takes place, with respect to our novel technologies and products, which are important to our business. Patent prosecution is uncertain, expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify Patentable aspects of our research and development output before it is too late to obtain patent protection.

We have a growing portfolio of twenty six (26) provisional and non-provisional pending patent applications, with a robust pipeline. These are filed with the U.S. Patent and Trademark Office, or USPTO, the World Intellectual Property Organization, or WIPO, and various patent offices around the world, such as China, Japan, Europe, and South Korea. The Patent applications were filed through the Paris Convention Treaty, or PCT, and four for which we have issued U.S. patents, with three more applications that were indicated as allowed but have not issued yet. We cannot offer any assurances about which, if any, pending patent applications will issue, the scope of protection of any such patent or whether any issued patents will be found invalid and/or unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

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

If we cannot obtain and maintain effective patent rights for our products, we may not be able to compete effectively, and our business and results of operations would potentially be harmed.

If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents currently owned and that may be granted, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes and helpful devices (jigs) that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product development processes, that involve proprietary know-how, as well as information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems, as well as implementing various operating procedures designed to maintain that integrity. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

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

Our principal shareholders, officers and directors beneficially own over 20% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 13, 2019, our principal shareholders, officers and directors beneficially own approximately 20.8% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2018, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares in the event that we are a PFIC. See “Item 10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

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

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could augur less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

Risks Related to Israeli Law and Our Operations in Israel

Our operations are subject to currency and interest rate fluctuations.

We incur expenses in U.S. dollars and NIS, but our functional currency is the U.S. dollar and our financial statements are denominated in U.S. dollars. The U.S. dollar is the currency that represents the principal economic environment in which we operate. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. As a result, we are exposed to the risk that the U.S. dollar may appreciate relative to the NIS, or, if the U.S. dollar instead devalues relative to the NIS, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the NIS cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected.

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

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately $1,693,000 that we received from Israel’s Innovation Authority (formerly known as the Office of the Chief Scientist), or the IIA, as of December 31, 2018. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of London Interbank Offered Rate, or LIBOR applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

Our legal and commercial name is Nano Dimension Ltd. We were incorporated in the State of Israel in December 1960, and are subject to the Companies Law. We were incorporated under the name Polgat Woolen Industries Kiryat Gat Ltd. On December 30, 1981, our name was changed to Polgat Industries Ltd. On January 1, 1995, our name was changed to Polgat Ltd., and on October 28, 2007, our name was changed to ZBI Ltd. In 1977, we became a public company in Israel and our shares were listed for trade on the TASE, and on October 29, 2014, we changed our name to Nano Dimension Ltd. Our Ordinary Shares are currently traded on the TASE under the symbol NNDM. ADSs representing our Ordinary Shares currently trade in the United States on the Nasdaq Capital Market under the symbol “NNDM.”

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

Our capital expenditures for 2018, 2017 and 2016 amounted to $1,232,000, $3,691,000 and $4,555,000, respectively. These expenditures were primarily for purchases of fixed assets, investment in restricted bank deposits and development expenditures capitalized as intangible assets. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B.	Business Overview

We are a leading additive electronics provider. We believe our flagship proprietary DragonFly Pro system is the first and only precision system that produces professional multilayer circuit-boards (PCB), RF antennas, sensors, conductive geometries, and molded connected devices for rapid prototyping through custom additive manufacturing. We have been actively developing our additive manufacturing technology since 2014, and since that time we have listed our securities on the TASE and Nasdaq, and have spent approximately $60 million to build our additive electronics company.

With our unique additive manufacturing technology for 3D printed electronics, we are targeting the growing market for smart electronic devices that rely on printed circuit boards, connected devices, RF components and antennas, sensors, and smart products, including IoT. Additive manufacturing industry analysts predict that 3D printed electronics is likely to be the next high-growth application for product innovation, with its market size forecasted to reach $2.4 billion by 2025 based on a market study.

Traditionally, electronic circuitry is developed through a back-and-forth process that involves design, trial and error and third-party manufacturer outsourcing. We believe that the traditional process for developing complex and advanced electronics is outdated. Until now, additive manufacturing technology has been unable to offer a solution for the electronics market, mainly because of the difficulty of printing multiple layers of electrically conductive and dielectric materials at a high resolution that is suitable for professional electronics. We are the first to develop an integrated solution for additive manufacturing of electronics. We are disrupting, leading, and defining how electronics are made.

Our DragonFly Pro precision system for additive manufacturing of printed electronics uses our proprietary liquid nano-conductive and dielectric inks that are designed specifically to print multilayer circuitry and 3D electronics. We believe that our DragonFly Pro precision system will obviate the reliance on third-party manufacturers during the development, short run manufacturing and prototyping of smart connected products, such as sensors, conductive geometries, antennas and RF components, professional multilayer PCBs and molded connected devices for rapid prototyping and custom additive manufacturing.

In 2018 we increased our sales and commercialization efforts and sold 30 systems worldwide. As a part of scaling our operations, we opened four Customer Experience Centers, or CECs, spanning across the United States, Hong Kong and Israel. The CECs are designed to accelerate the adoption of additive manufacturing for electronics development and serve as customer and reseller training facilities and sales support centers.

In order to leverage and expedite our go to market strategy, we partner with 20 value added resellers, or VARs, around the world. The VARs provide customers with services such as sales support, demonstrations, technical support and maintenance. The VARs assign dedicated technical support experts that are trained in installing, operating and maintaining the printer and providing technical support and demonstrations for their customers. Our VARs engage actively in sales and tradeshow activities, as well as with customer care and first response system servicing. We have multiple VAR relationships in the United States, the United Kingdom, Ireland, Canada, Germany, France, Italy, Belgium, Australia, Turkey, China, Taiwan, Korea and Czech Republic. As we continue to expand our sales channel presence, we expect to engage with additional top tier VARs operating in the electronics industry, 3D printing industry, ECAD (electronic computer aided design) and MCAD (mechanical computer aided design) software solutions.

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

A multilayer electronic circuit contains two or more different conductive layers, while an older single-layer circuit contains only one layer of conductors. In the past, in inexpensive circuits, there were single or dual layer circuits. Advanced circuits, which are required for modern products (such as mobile phones, computer cards and more), contain advanced multilayer circuits with a much larger number of layers. Modern electronics have become more complex and often contain thousands of connections between various components of the same electronic circuit. In order to enable this complexity in a limited area and to prevent electronic short circuits, the connections are divided into a number of layers that are connected within the same multilayer electronic circuit. Our DragonFly Pro system is designed to efficiently print prototype PCBs, circuits and antennas that conform to the requirements of modern complex electronics.

One of the main issues with the traditional process of PCB prototype development is the outsource manufacturing delay. Modern and advanced PCBs are complex and are often comprised of more than ten layers. As a general rule, the time for manufacturing depends on the complexity and number of layers that a PCB contains. Consequently the time it takes to receive an advanced PCB prototype from a third party manufacturer may reach several weeks. While the life cycle of modern products is shortening, the need for rapid prototyping increases. Our DragonFly Pro system offers a solution to the pain of a slow time-to-market turnaround of advanced PCB prototypes, and enables developers of PCBs the freedom to innovate and painlessly employ an efficient trial-and-error process on a day to day basis.

Another issue with the traditional process of PCB prototyping is confidentiality. The usage of outsource services in order to produce a PCB prototype forces the developer to share the PCB design files of a future product months before the product is expected to reach the market. Our DragonFly Pro system is intended to be an in-house solution to this issue.

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

Additive manufacturing industry analysts predict that 3D printed electronics is likely to be the next high-growth application for product innovation, with its market size forecasted to reach approximately $2.4 billion by 2025. Many industry leaders expect the 3D printed electronics industry to expand quickly as manufacturing companies and consumer industries discover new methods and applications for 3D printed electronic technology. The chart below gives an indication of the size of the 3D printed electronics market, and illustrates that it is both large and growing.

Source: DataM Intelligence, 2018

Strategy

By creating our own installed-base of printers that require our own dedicated inks – we are establishing a “Razor and Blades” business model in which our customers buy the printer first and then continue to purchase the dedicated inks and maintenance over time.

We market and sell our products and services worldwide, primarily to companies that develop products with electronic components, including companies in the defense industry, including the U.S. Armed Forces, the automotive sector, consumer electronics, semiconductor, aerospace, and medical industries and to research institutes. Our primary market is the U.S., though we have also experienced growth in Asia Pacific and Europe and expect that trend to increase into 2019.

Our goal is to expedite our growth and to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we plan to:

●	Increase sales and marketing. We are advancing our commercialization efforts and infrastructure, and allocating more resources to activities executed by our U.S. and Hong Kong headquarters, including increasing sales manpower.

●	Increase amount of applications and advanced electronics applicable use cases. In collaboration with our customers, create applications that can expedite the usage of our products for production grade products and consequently increase our sales. Our main focus is in collaboration with customers in the fields of automotive, aerospace, medical devices and defense.

●	Recruit additional value-added resellers globally. We intend to increase the number and use of our resellers in order to increase sales and provide technical services to our customers.

●	Form alliances with industry leaders. We plan to collaborate with companies in the fields of design and manufacturing in order to expedite the adoption of our technology by the market.

●	Increase amount of applications and use cases. In collaboration with our customers, create applications that can expedite the usage of our products for production grade products and consequently increase our sales. Our main focus is in collaboration with customers in the fields of medical devices, automotive, aerospace and defense.

●	Capitalize on our nano-conductive and dielectric inks, and software technology products. We plan to exploit our inks as supplemental products to our DragonFly Pro system. We also plan to increase the software options and enable levels of licensing that we could monetize.

Our strategic growth plan includes the following:

●	Current state: Monetize commercially available products and services for additive electronics design.

●	Horizon 1: Deliver higher speed production-grade additive electronics systems and more materials and services.

●	Horizon 2: Deliver hybridized capabilities that combine mechanical functionality within electrified geometries.

Products

Our products currently consist of three main product lines – our DragonFly Pro precision system, proprietary ink products and software.

DragonFly Pro Precision System for additive manufacturing of printed electronics

Our DragonFly Pro can print sensors, conductive geometries, Radio Frequency (RF) devices, antennas, professional multilayer PCBs, and molded connected devices for rapid prototyping and custom additive manufacturing.

Our DragonFly Pro precision system is the first and only system that we are aware of that is customized specifically to print multilayer PCBs for advanced electronics. The Dragonfly Pro is designed to allow users the ability to print ready-to-use electronics and connected devices in-house, within hours. Possible applications of our products include aerospace, smart cars, Internet of Things (IoT)-connected products, RF components and encapsulated sensors for military and civil applications.

Our DragonFly Pro system is designed to print electronic conductors and dielectric (non-conductive) layers based on a user’s specific design plan. Our DragonFly Pro system uses at least two types of ink (i.e. conductive and dielectric) in order to lay down successive layers that literally build ready-to-use electronics. The printer receives digital files as input and converts them into print jobs in order to build the multilayer PCB, sensors, antenna or circuit. No cutting or drilling is required in the process of additive manufacturing of a multilayer PCB with our DragonFly Pro precision system.

Our DragonFly Pro system includes our dedicated and proprietary print-job editing software named ‘Switch’ and a printing control software named DragonFly, which enable smooth and seamless usage for our customers. Our software is not intended to be a replacement for PCB or computer aided design (CAD) design software, but rather conveniently allow our customers to continue to design their smart parts with their preferred PCB/CAD design software. After the user has concluded the design, the files are simply sent to the DragonFly Pro in Gerber (.gbr) or stereolithographic (.stl) format with a user-friendly interface, similar to the usage of commonplace inkjet and laser printers. Our proprietary software employs traditional methods of 3D printing by virtually converting end products to be printed (such as PCBs) into a large number of thin slices, which are then printed one on top of the other.

Illustration of the inkjet printing process performed by the DragonFly Pro:

Additionally, and depending on the sales channel employed, we will offer different levels of product warranty and after-sales services. We anticipate that channel partners, such as established distributors will typically be key to providing support and warranty services to the wider market. In instances where deeper and more strategic relationships are at stake, we intend to provide dedicated account management, both in terms of support and servicing, which may be fee or subscription-based. We plan to support and train a select number of experienced channel partners with the capabilities to ensure that end customers are satisfied with our products and any after-sales services and support that we may offer in the future.

Our DragonFly Pro system has multiple advantages, including:

●	In-house prototypes and low volume production. Our DragonFly Pro system offers its users an efficient, quick, available, accessible and immediate solution for prototype production of smart products such as encapsulated sensors, antennas, multilayer PCBs and free-form geometry 3D Circuits. Currently, electronics companies and others engaged in the development of products based on PCBs are forced to rely on service suppliers that manufacture PCBs through a complex and inefficient process.

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

Our DragonFly Pro system obviates the reliance on external service suppliers and provides electronics companies and others the luxury of an office-friendly system in their in-house research laboratory with the ability to print prototypes of PCBs as required for electronic device development – all during a relatively short period of time.

●	Information security and professional secrecy. Contracting with external service suppliers (outsourcing) in order to create prototypes of PCBs during early stages of the development process of novel electronic devices may unnecessarily compromise the security of sensitive and confidential information. Currently, however, there is hardly a practical solution. By allowing companies to bring prototype development in-house, our DragonFly Pro system offers a practical solution to this issue.

●	Industry first. We believe that we are a pioneer and a leader in our industry. We are not aware of any other company in the global electronics market that currently offers a 3D inkjet printer that prints professional grade smart parts.

Supplementary Products

Conductive Ink

We have developed a uniquely formulated nano-conductive ink for use in our systems. Using advanced nano-technology, we have developed a liquid ink that contains nano-particles of conductive materials such as silver and copper. Nano-particles are particles between 1 and 100 nanometers in size. By employing this technology, we are able to create a liquid ink that maintains its transport properties and electric conductivity. The liquid properties of our nano-conductive ink allow us to take advantage of inkjet printing technology for fast and efficient 3D printing of PCBs.

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

In addition, in July 2016, we filed a patent application with the United States Patent and Trademark Office for the development of a new nano-metric conductive ink, which is based on a unique synthesis. The new nano-particle synthesis further minimizes the size of the silver nano-particles particles in our ink products. The new process achieves silver nano-particles as small as 4 nano-meters. We believe that accurate control of nano-particles’ size and surface properties will allow for improved performance of our DragonFly Pro system. The innovative ink enables lower melting temperatures and more complete sintering (fusing of particles into solid conductive trace), leading to an even higher level of conductivity. The innovative ink has the potential to accelerate printing speeds and save ink for the 3D printing of electronics.

Dielectric Ink

Our proprietary dielectric ink is a unique ink that contains dielectric and dielectric materials that are not electrically conductive. The use of non-conductive ink is crucial in the production of multilayer circuit boards, as the conducting layers that are placed on top of each other must be separated by dielectric layers. Our internally developed, proprietary dielectric ink is a unique one-part-epoxy material. The dielectric ink can withstand high temperature (e.g., five hundred degrees Fahrenheit and more) without distorting its shape, which is a necessary requirement for professional PCBs and electronics components.

Both our nano-conductive and dielectric ink products have completed development stages and we have begun to manufacture these products in-house. We plan to commercialize these ink products as a supplementary product to our systems. Based on our proprietary technology, our ink products may be adjusted specifically for additional uses.

Software

Our proprietary software, the ‘DragonFly’ and ‘Switch’ are used to manage the design file and printing process. The Switch software enables seamless transition into an additive manufacturing workflow.

In July 2016, we completed the development of the initial version of our software package and we have been adding features and improvements to it from time to time. The Switch is included in our DragonFly Pro system. The ‘Switch’ software enables preparation of production files of printed electronic circuits using the DragonFly Pro system. The software supports customary formats in the electronics industry such as Gerber files, as well as vertical interconnect access (VIA) and DRILL files. The ‘Switch’ software presents a unique interface that displays Gerber files and an accurate and detailed description of the PCB’s structure, which facilitates a highly precise conversion to a 3D file format.

Multilayer 3D files can be prepared from standard file formats, with the software allowing for adjustments in numerous parameters such as layer order and thickness.

When the print-job is ready the user simply loads the design file from Switch straight into the Dragonfly Pro printer and uses the DragonFly software to manage and control the print.

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

We have a growing portfolio of four issued U.S. patents and twenty six (26) provisional and non-provisional patent applications with the USPTO, WIPO filed through the PCT, and with the respective patent offices of China, Europe, South Korea and Japan. A provisional patent application is a preliminary application that can be filed less formally than a non-provisional application, and establishes a priority date for the patenting process for the invention disclosed therein.

Our growing patent portfolio can be divided into four main areas:

1. Mechanical: covering printer components and peripherals with three granted U.S. patents (9,227,444, 9,259,933, and 9,878,549), as well as several patent applications, directed to components and systems varying from, print head calibration systems, to stirring containers for inks.

2. Chemical: covering ink compositions and related nanoparticles, both dielectric and conducting. Of these, two applications were indicated as allowable by the U.S. and South Korean Patent offices.

3. Applications: covering 3D printing applications and computer applications. The 3D printing applications are directed to various methods of printing PCBs, flexible printed circuits (FPCs) and high density interconnects (HDIs) circuits with embedded components. Additional filings were directed to composite printing, cooling pads and infrastructures, bridging members between integrated circuits and PCBs and vertically embedded integrated circuit (IC) wells and their interconnectivity.

4. Industrial Design/Design: covering the ornamental aspects of the printer and various printer components, with one granted U.S. patent (D543,612), and another directed to an ink cartridge currently pending.

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

In September 2016, we conducted a successful test for 3D printing of conductive traces onto a treated fabric in collaboration with a leading European functional textiles company. The test was carried out using our unique silver nanoparticle conductive ink and our DragonFly 3D Printer platform. During the test, conductors were printed in several patterns in order to perform functionality tests, including conductivity, elasticity, rubbing, etc. The results demonstrated that the printed silver conductors had high enough elasticity to match the properties of the fabric.

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

In February 2017, we received a budget from MEIMAD committee of the IIA which will be used to finance a project to develop 3D printing of advanced ceramic materials in inkjet technology. The total approved budget for this project is approximately $372,000, of which the IIA will finance 50%. The terms of the grant provide that we will be required to pay royalties on future sales of any funded technology up to the full grant amount.

For the years ended December 31, 2018, 2017, 2016, 2015 and 2014, we incurred $8,623,000 $10,819,000, $4,043,000, $2,855,000 and $933,000, respectively, of research and development expenses. Our research and development expenses for the year ended December 31, 2016 do not include expenses in an amount of approximately $4,237,000 that were capitalized as an intangible asset.

Grants from Israel’s Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2018, we have received the aggregate amount of $1,693,000 from the IIA for the development of our 3D printer and nano-inks. With respect to such grants we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

Production and Manufacturing

We purchase the raw materials required for the production of our products, including components of 3D printers and materials to produce our nano-inks products. To date, all of our printers, including our DragonFly Pro, are manufactured in-house. We have entered into a non-exclusive agreement with a global manufacturer that would serve as our primary manufacturer and supplier for our commercial 3D printers when we are required to scale up our production further or expand it to additional global geographies. Pursuant to the agreement, we are not obligated to make any minimum purchases and prices will be agreed upon between us from time to time and based on specific purchase orders. The extent of this and any other engagement with third party manufacturers will be managed to match production volumes.

With respect to our ink products, we intend to keep full control of the value chain, from research and development through self-manufacturing and global sales. In September 2016, we initiated a production facility to support the commercialization and production of our proprietary nano-conductive ink and dielectric ink. In October 2017 we announced the opening of our nano-particle ink production facility to support the commercialization and production of our proprietary nano-conductive ink and dielectric ink for our DragonFly Pro 3D printer. We believe that the size and capacity of this facility, located in the same building as our offices, will be sufficient to support our future commercialization activities. In January 2018 we achieved certification for two international standards- the OHSAS 18001:2007 for occupational health and safety within the workplace and the ISO 14001:2015 Standard – EMS (Environmental Management System).

Sales and Marketing

We began commercializing our first professional grade 3D Printer, the DragonFly Pro 3D printer, during the fourth quarter of 2017. As a part of scaling our operations, we recently opened four CECs, one in Israel, two in the United States and one in Hong Kong. The new CECs are designed to accelerate the adoption of additive manufacturing for electronics development and will also serve as customer and reseller training facilities and sales support centers. In order to leverage and expedite our go to market strategy, we partner with VARs around the world. The VARs provide customers with services such as sales support, demonstrations, technical support and maintenance. The VARs assign dedicated technical support experts that are trained in installing, operating and maintaining the printer and providing technical support and demonstrations for their customers. Our VARs engage actively in sales and tradeshow activities, as well as with customer carte and first response system servicing. As of the end of February 2019, we have VAR relationships in the United States, the United Kingdom, Ireland, Canada, Germany, France, Italy, Belgium, Australia, Turkey, Spain, Czech Republic, China, Taiwan and Korea. As we continue with to expand our sales channel presence, we expect to engage with additional top tier VARs.

C.	Organizational Structure

We currently have four wholly owned subsidiaries: Nano Dimension Technologies Ltd., which was incorporated in 2012 in the State of Israel, Nano Dimension IP Ltd., which was incorporated in 2018 in the State of Israel, Nano Dimension USA Inc., which was incorporated in 2017 in Delaware, and Nano Dimension (HK) Limited, which was incorporated in 2018 in Hong Kong.

D.	Property, Plant and Equipment

Our offices, research and development facility and in-house laboratory are located at our headquarters at 2 Ilan Ramon, Ness Ziona 74036, Israel, where we currently occupy approximately 37,000 square feet. Following a recent expansion, we lease our headquarters under three separate leases. The first lease, which accounts for about 42% of our office space, ends on August 31, 2019, the second lease, which accounts for about 35% of our office space, ends on December 31, 2023, and the third lease, which accounts for about 23% of our office space, ends on August 31, 2021. The total monthly rent payment for the facilities in Israel is currently approximately $51,000. Since March 2018, we also have offices in Santa Clara, California, where we occupy approximately 1,915 square feet. The total monthly rent payment for the facilities in Santa Clara is currently approximately $3,400. Since March 2019, we also have offices in Hong Kong Science Park, where we occupy approximately 1,500 square feet. The total monthly rent payment for the facilities in Hong Kong is currently approximately $7,500.

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

Overview

To date, we have generated limited revenues from the sale and lease of our products. In the fourth quarter of 2017 we begun commercializing our products and our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. As of December 31, 2018, we had an accumulated deficit of $51,610,000. Our financing activities are described below under “Liquidity and Capital Resources.” We currently estimate that we have the necessary capital in order to establish our commercial infrastructure.

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
	2016	2017	2018
(in thousands of U.S dollars)
Payroll	5,621	7,419	4,890
Subcontractors	307	151	70
Patent registration	34	57	70
Materials	1,593	1,844	1,065
Rental fees and maintenance	387	824	908
Depreciation	178	442	880
Other expenses	379	244	782
Development expenses recognized as Intangible Assets	(4,237)	-
Grants	(219)	(162)	(42)
Total	4,043	10,819	8,623

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

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries, marketing and advertising services, depreciation, rental fees, and travel.

The following table discloses the breakdown of sales and marketing expenses:

	Year ended December 31,
	2016	2017	2018
(in thousands of U.S dollars)
Payroll	748	1,497	2,226
Marketing and advertising	192	383	1,381
Depreciation	-	10	186
Travel abroad	45	234	201
Rental fees and maintenance	21	59	64
Other expenses	-	-	201
Total	1,006	2,183	4,259

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, director fees, office expenses, taxes and fees, and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
	2016	2017	2018
(in thousands)
Payroll	822	762	996
Professional services	1,610	1,460	1,114
Director pay	742	493	306
Office expense	232	282	311
Fees	45	68	32
Travel abroad	148	86	45
Rental fees and maintenance	-	84	91
Other expenses	219	128	107
Total	3,818	3,363	3,002

Comparison of the year ended December 31, 2018 to the year ended December 31, 2017 to the year ended December 31, 2016

Results of Operations

	Year Ended December 31,
U.S. dollars in thousands	2016	2017	2018
Consolidated Statements of Operations Data
Revenues	46	829	5,100
Cost of revenues	19	409	3,594
Cost of revenues- amortization of intangible	174	743	772
Gross profit (loss)	(147)	(323)	734
Research and development expenses, net	4,043	10,819	8,623
Sales and marketing expenses	1,006	2,183	4,259
General and administrative expenses	3,818	3,363	3,002
Operating loss	9,014	16,688	15,150
Finance expense (income), net	(38)	815	338
Total comprehensive loss	8,976	17,503	15,488
Loss attributable to holders of Ordinary Shares	8,976	17,503	15,488

Revenues

Our revenues for the year ended December 31, 2018 amounted to $5,100,000, representing an increase of $4,271,000 or 515%, compared to $829,000 for the year ended December 31, 2017. The increase is due to additional sales of our products during 2018. Our revenues are derived mainly from sales of our printers to customers, and from ink deliveries to those clients.

Our revenues for the year ended December 31, 2017 amounted to $829,000, representing an increase of $783,000 or 1,702%, compared to $46,000 for the year ended December 31, 2016. The increase is due to additional leases and sales of our products during 2017. Our revenues are derived from sales of our printers to certain customers, lease of our printers to beta customers, and from ink deliveries to those clients.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2018 amounted to $4,366,000, representing an increase of $3,214,000 or 279%, compared to $1,152,000, for the year ended December 31, 2017. Cost of revenues consists of $3,594,000 and an additional $772,000 in respect of amortization of intangible assets, representing an increase of $3,185,000 or 779%, compared to $409,000 and an additional increase of $29,000, compared to $743,000 in respect of amortization of intangible assets.

Our cost of revenues for the year ended December 31, 2017 amounted $1,152,000, representing an increase of $959,000 or 497%, compared to $193,000, for the year ended December 31, 2016. Cost of revenues consists of $409,000 and an additional $743,000 in respect of amortization of intangible assets, representing an increase of $390,000 or 2,053%, compared to $19,000 and an additional increase of $569,000, compared to $174,000 in respect of amortization of intangible assets.

Gross Loss

Our gross profit for the year ended December 31, 2018 amounted to $734,000, compared to a gross loss of $323,000 for the year ended December 31, 2017.

Our gross loss for the year ended December 31, 2017 amounted to $323,000, compared to $147,000 for the year ended December 31, 2016.

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2018 amounted to $8,623,000, representing an decrease of $2,196,000 or 20%, compared to $10,819,000 for the year ended December 31, 2017. The decrease resulted primarily from a decrease in payroll and related expenses and materials expenses, in 2018 we shifted more resources to sales and marketing activities rather than research and development activities.

Our research and development expenses for the year ended December 31, 2017 amounted to $10,819,000, representing an increase of $6,776,000 or 168%, compared to $4,043,000 for the year ended December 31, 2016. The increase is mainly a result of the cessation of the capitalization of development cost in the fourth quarter of 2016, as well as increase in payroll and related expenses.

Our research and development expenses for the year ended December 31, 2018 are presented net of government grants in the amount of $42,000.

Our research and development expenses for the year ended December 31, 2017 are presented net of government grants in the amount of $162,000.

Our research and development expenses for the year ended December 31, 2016, are presented net of government grants in the amount of $219,000 and net of development expenses recognized as intangible assets in the amount of $4,237,000.

Sales and marketing Expenses

Our sales and marketing expenses totaled $4,259,000 for the year ended December 31, 2018, an increase of $2,076,000, or 95%, compared to $2,183,000 for the year ended December 31, 2017. The increase resulted primarily from an increase of $729,000 in payroll and related expenses, and an increase of $998,000 in marketing and advertising expenses. During 2018 we decided to invest resources in sales and marketing activities, thus we increased the number of our sales and marketing personnel and also invested more in marketing and advertising.

Our sales and marketing expenses totaled $2,183,000 for the year ended December 31, 2017, an increase of $1,177,000, or 117%, compared to $1,006,000 for the year ended December 31, 2016. The increase resulted primarily from an increase of $749,000 in salaries and related personnel expenses, reflecting an increase in the number of sales and marketing employees, an increase of $191,000 in marketing and advertising expenses and an increase of $190,000 in travel expenses.

General and Administrative Expenses

Our general and administrative expenses totaled $3,002,000 for the year ended December 31, 2018, a decrease of $361,000, or 11%, compared to $3,363,000 for the year ended December 31, 2017. The decrease resulted primarily from a decrease of $346,000 in professional services expenses and a decrease of $187,000 in directors’ fees.

Our general and administrative expenses totaled $3,363,000 for the year ended December 31, 2017, a decrease of $455,000, or 12%, compared to $3,818,000 for the year ended December 31, 2016. The decrease resulted primarily from a decrease of $150,000 in professional services expenses for accounting, legal, and other general and administrative activities, and a decrease of $249,000 in directors’ fees.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2018 was $15,150,000, as compared to an operating loss of $16,688,000 for the year ended December 31, 2017, a decrease of $1,538,000, or 9%.

As a result of the foregoing, our operating loss for the year ended December 31, 2017 was $16,688,000, as compared to an operating loss of $9,014,000 for the year ended December 31, 2016, an increase of $7,674,000, or 85%.

Finance Expense and Income

Finance expense and income mainly consist of bank fees and other transactional costs, revaluation of liability in respect of government grants, and exchange rate differences.

We recognized net financial expense of $338,000 for the year ended December 31, 2018, compared to $815,000 for the year ended December 31, 2017. The decrease is primarily due to a decrease in finance expense related to exchange rate differences.

We recognized net financial expense of $815,000 for the year ended December 31, 2017, compared to net financial income of $38,000 for the year ended December 31, 2016. The increase is primarily due to an increase in finance expense related to exchange rate differences.

Total Comprehensive Loss

As a result of the foregoing, our loss for the year ended December 31, 2018 was $15,488,000, as compared to $17,503,000 for the year ended December 31, 2017, a decrease of $2,015,000, or 12%.

As a result of the foregoing, our loss for the year ended December 31, 2017 was $17,503,000, as compared to $8,976,000 for the year ended December 31, 2016 an increase of $8,527,000, or 95%.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2018, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Volatility - Since the Company’s shares started trading on a stock exchange market only in August 2014 (before that date the Company was under a different name and was involved in a different activity), the expected volatility is based on the Company’s stock volatility since September 2014.

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

Overview

Since our inception through December 31, 2018, we have funded our operations principally with $52,952,000 from the issuance of Ordinary Shares and warrants. As of December 31 2018, we had $3,753,000 in cash.

The table below presents our cash flows:

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2017	2018
Operating activities	(5,920)	(15,797)	(13,447)

Investing activities	(4,555)	(3,691)	(1,232)

Financing activities	14,159	13,108	12,480

Net increase (decrease) in cash	3,450	(6,380)	(2,199)

Operating Activities

Net cash used in operating activities of $13,447,000 during the year ended December 31, 2018 was primarily used for payment of $7,858,000 in salaries and related personnel expenses. The remaining amount was for other expenses.

Net cash used in operating activities of $15,797,000 during the year ended December 31, 2017 was primarily used for payment of $8,499,000 in salaries and related personnel expenses. The remaining amount was for other expenses.

Net cash used in operating activities of $5,920,000 during the year ended December 31, 2016 was primarily used for payment of $5,352,000 in salaries and related personnel expenses. The remaining amount was for other expenses.

Investing Activities

Net cash used in investing activities of $1,232,000 during 2018 primarily used for investments of our cash in fixed assets.

Net cash used in investing activities of $3,691,000 during 2017 primarily used for investments of our cash in fixed assets.

Net cash used in investing activities of $4,555,000 during 2016 primarily reflects development expenditure capitalized as intangible assets and investments of our cash in fixed assets.

Financing Activities

Net cash provided by financing activities of $12,480,000 in the year ended December 31, 2018 consisted mainly from the issuance of Ordinary Shares.

Net cash provided by financing activities of $13,108,000 in the year ended December 31, 2017 consisted mainly from the issuance of Ordinary Shares.

Net cash provided by financing activities of $14,159,000 in the year ended December 31, 2016 consisted mainly from the issuance of Ordinary Shares and warrants.

In July 2015, we issued an aggregate of 7,671,089 Ordinary Shares pursuant to a private placement, at a price of $1.4451 per share. In addition, we issued warrants to purchase up to 3,835,546 Ordinary Shares with an exercise price of $2.3647 per share. These warrants will expire 24 months from the date of issuance.

In December 2015, we issued, as an extension to the issuance in July 2015, an aggregate of 1,552,877 Ordinary Shares pursuant to a private placement, at a price of $1.4451 per share. In addition, we issued warrants to purchase up to 776,440 Ordinary Shares with an exercise price of $2.3647 per share. These warrants will expire 24 months from the date of issuance.

In September 2016, we completed a public offering of 2,125,275 ADSs (representing 10,626,375 Ordinary Shares) at a price of $6.50 per ADS, and net proceeds to us from the sale of the shares was approximately $12,328,000.

In May and June 2017, we issued an aggregate of 11,552,809 Ordinary Shares pursuant to a private placement, at a price of $1.17 per share, and net proceeds to us from the sale of the shares was approximately $12,420,000.

In February 2018, we completed a public offering of 6,900,000 ADSs (representing 34,500,000 Ordinary Shares) at a price of $2.00 per ADS, and net proceeds to us from the sale of the shares was approximately $12,471,000.

In February 2019, we completed a public offering of 16,000,000 Units, each consisting of one ADS (representing 80,000,000 Ordinary Shares), one warrant to purchase one ADS, and one right to purchase 0.75 of an ADS, at a price of $0.75 per Unit, and net proceeds to us from the sale of the shares was approximately $10,600,000.

Current Outlook

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception, and we have financed our operations primarily through proceeds from issuance of our Ordinary Shares.

Based on the projected cash flows and our cash balance as of December 31, 2018, together with the fundraising on February 2019, our management is of the opinion that without further fund raising it will not have sufficient resources to enable us to continue advancing our activities including the development, manufacturing and marketing of our products for a period of at least 12 months from the date of sign-off date of our financial statements. As a result, there is substantial doubt about our ability to continue as a going concern.

Until we can generate significant recurring revenues and achieve profitability, we will need to seek additional sources of funds through the sale of additional equity securities, debt or other securities. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing or are unsuccessful in commercializing our products and securing sufficient funding, we may be required to reduce activities, curtail or even cease operations.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the progress in the launch of the commercial DragonFly Pro system;

●	the costs of manufacturing our DragonFly Pro system and ink products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

5.E	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

5.E	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2018:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Facility	$2,154	688	893	573	-
Motor vehicles	233	116	117	-	-
Suppliers and service providers	3,164	2,564	100	100	400
Liability in respect of government grants (*)	1,445	550	895

(*) The contractual obligation in respect of government grants presented above is based on our estimation regarding expected revenues, thus there is no certainty that the liability will be settled in 1-3 years as stated above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 13, 2019:

Name	Age	Position

Avi Reichental	62	Chairman of the Board of Directors

Amit Dror	43	Chief Executive Officer, Director

Yael Sandler	32	Chief Financial Officer

Dr. Jaim Nulman	63	Chief Technology Officer and Executive Vice President, Products

Simon Anthony-Fried	45	President of Nano Dimension USA, Director

Ofir Baharav (3)	50	Director

Irit Ben-Ami (1) (2) (3)	58	Director

Roni Kleinfeld (1) (2) (3)	62	Director

Abraham Nahmias (3)	64	Director

Eli Yoresh (1) (2) (3)	49	Director

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Indicates independent director under Nasdaq Stock Market rules.

Avi Reichental, Chairman of the Board of Directors

Mr. Avi Reichental has served on our board of directors since April 2017, as our co-Chairman since December 2017 and as Chairman since December 2018. Mr. Reichental has served as a general partner at OurCrowd First since August 2016. In 2015, Mr. Reichental founded XponentialWorks, Inc., and has served as its chairman and chief executive officer since that time. Prior to that, and from 2003 to 2015, Mr. Reichental served as the president, chief executive officer and director of 3D Systems Corp. (NYSE:DDD). From 1981 to 2003, Mr. Reichental held senior executive leadership positions with Sealed Air Corp. (NYSE:SEE). Since 2015, Mr. Reichental has served as a director of Harman International Industries Inc. (NYSE: HAR). Mr. Reichental is also founder and chairman of Centaur, ElasticMedia, and Nexa3D. Mr. Reichental is part of Singularity University’s core faculty, serves as a Trustee of Cooper-Hewitt Smithsonian’s Design Museum and is a member of the XPRIZE Innovation Board. Mr. Reichental served on the board of Harman until its successful sale to Samsung. Mr. Reichental is an active inventor and has co-invented 35 patents. Mr. Reichental is also a Vice Chairman of Techniplas.

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

Dr. Jaim Nulman, Chief Technology Officer

Dr. Jaim Nulman has served as our Chief Technology Officer and Executive VP Products since May 2018. Dr. Nulman was a vice president with Applied Materials in Santa Clara, California, where he served for 15 years in a variety of positions at both the product divisions and corporate levels developing and driving commercialization of semiconductor manufacturing technology, applications, and equipment. While at Applied Materials he drove the development of ionized metal physical vapor deposition for enhance step coverage. Dr. Nulman pioneered rapid thermal processing technologies for ultra-thin gate dielectrics in semiconductors. Dr. Nulman is also co-founder and chairman of Yali Pharmaceuticals Group, LLC. a company developing medicines for treatment of pathogen induced inflammation of the body. Dr. Nulman also founded eTe Solutions, LLC a company engaged consulting services for commercialization of high tech technology.  He holds several patents in the area of semiconductor processing and equipment. Dr. Nulman is a Senior member of the Institute for Electrical and Electronic Engineers (IEEE). He holds a BSc degree in Electrical Engineering from the Technion – Israel Institute of Technology, M.Sc. and Ph.D. in Electrical Engineering with focus on semiconductor devices and technology from Cornell University, and an Executive M.B.A. from Stanford University. Dr. Nulman also served as instructor for NATO’s Advanced Technology summer programs and the University of Berkeley Extension in the area of Rapid Thermal Processing.

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

Ofir Baharav, Director

Mr. Ofir Baharav has served on our board of directors since November 2015. Mr. Baharav is currently managing Stratus Venture Group. Mr. Baharav is a seasoned global executive with extensive experience in the United States, Israel, Japan, Europe and China. He has held executive and board level management positions in private and public high-tech companies that operate Internet, semiconductors, 3D printing and security businesses.  Mr. Baharav was the Vice President, Products of Stratasys from 2014 to 2015, the Founder and Chief Executive Officer of XJet Solar from 2007 to 2014, Executive Vice President, Products of Credence among other roles, (Nasdaq: CMOS) from 2003 to 2007, President of Optonics 2001 to 2003 (sold to Credence), and Founder and President of RelayHealth Corporation (acquired by McKesson (Nasdaq: MCK)) from 1998 to 2001. Mr. Baharav serves on the boards of RealConnex, NRG Innovations and Breezer Cooling. Mr. Baharav holds an M.B.A from Warwick Business School UK.

Irit Ben-Ami, Director

Ms. Irit Ben-Ami has served on our board of directors since November 2012. Ms. Ben-Ami is a member of the Institute of Certified Public Accountants in Israel as well as of the Israel Bar Association. Ms. Ben-Ami founded the law office of Pitaro-Ben Ami in 2007 and was a partner there until 2009. Ms. Ben-Ami currently serves as member of the board of directors of several public companies, including Medivie Therapeutic Ltd. (TASE: MDVI) since 2014, and Together Startup Network Ltd. (TASE: TGTR) since 2016. Ms. Ben-Ami holds a Bachelor’s degree (cum laude) in Law (LL.B.) from Sha’arei Mishpat College, a B.A. (with honors) in Economics and Accounting from Haifa University, an M.A. in Health Systems Management (M.H.A.) from Ben Gurion University and an LL.M in law from the Interdisciplinary Center in Herzelia (IDC). Ms. Ben-Ami was engaged in the past in academic aspects of labor law and corporate law as a practitioner at Bar Ilan University, Ben Gurion University and at the Sha’arei Mishpat College.

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

Abraham Nahmias, Director

Mr. Abraham Nahmias has served on our board of directors since August 2014. Mr. Nahmias has been a managing partner of the Nahmias Grinberg Shachar C.P.A (Isr.) since 1985. He currently serves as a director in the following companies: Threecopper Ltd. (since 2010), Allium Medical Solutions Ltd. (Chairman) (since 2014), Eviation aircraft Ltd. (since 2016), Trueleaf Ltd. (since 2016), Allevetix Ltd. (since 2016), and Cellect Biomed Ltd. (since July 2014). Mr. Nahmias has a B.A. in Economy and Accountancy from the Tel Aviv University and is a certified public accountant in Israel.

Eli Yoresh, Director

Mr. Eli Yoresh has served on our board of directors since April 2014. Mr. Yoresh is a seasoned executive with 20 years of executive and financial management experience, mainly, with companies from the financial, technology and industrial sectors. Since October 2010, Mr. Yoresh has served as a director and Chief Financial Officer at Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX). Since September 2018, Mr. Yoresh serves as a director at Medigus Ltd. (Nasdaq and TASE: MDGS). Mr. Yoresh served as the Chief Executive Officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh served as the Chairman of both Gefen Biomed investments Ltd. (TASE: GEFEN) from April 2013 to July 2015 and Zmicha Investment House Ltd. (TASE: TZMI-M) from February 2013 to July 2015. Mr. Yoresh holds a B.A. in Business Administration from the College of Management in Israel and an M.A. in Law from Bar-Ilan University in Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

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

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2018. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2018. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.748 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2018.

	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 11 persons	$903,000	$237,000

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2018.

Annual Compensation- in thousands of U.S. dollars - Convenience Translation

Executive Officer	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share Based Compensation	Total

Amit Dror	$183	$39	$222

Simon Anthony-Fried	$239	$36	$275

Yael Sandler	$127	$40	$167

Dr. Jaim Nulman	$149	$16	$165

Avi Reichental	$120	$46	$166

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $12,500,000 for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $75,000, which expires on October 3, 2019.

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

As of December 31, 2016, we had four senior management, full-time employees, who also served as directors in our Company. In addition, we had 65 full-time employees and 16 part-time employees, all located in Israel.

As of December 31, 2017, we had three senior management, full-time employees, two of whom also served as directors in our Company. In addition, we had 89 full-time employees and two part-time employees. One employee was located in the United States and the rest were located in Israel.

As of December 31, 2018, we have four senior management, full-time employees, two of whom also serve as directors in our Company. In addition, we have 91 full-time employees and eight part-time employees. Four employees are located in Hong Kong, 11 employees are located in the United States and the rest are located in Israel.

None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

E.	Share Ownership.

The following table lists as of March 13, 2019, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)
Executive Officers and Directors

Avi Reichental	543,750	(9)	*

Amit Dror	2,899,574	(3)	1.6%

Simon Anthony-Fried	2,692,001	(4)	1.5%

Yael Sandler	224,167	(5)	*

Dr. Jaim Nulman	183,333	(6)	*

Additional Directors

Irit Ben-Ami	120,000	(7)	*

Ofir Baharav	250,000	(8)	*

Roni Kleinfeld	120,000	(7)	*

Abraham Nahmias	120,000	(7)	*

Eli Yoresh	355,082	(7)	*

All directors and executive officers as a group (10 persons)	7,507,907		4.2%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 178,452,661 Ordinary Shares issued and outstanding as of March 13, 2019 plus Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(3)	Includes options to purchase 514,583 Ordinary Shares at an exercise price of NIS 5.50 per share.
(4)	Includes options to purchase 504,167 Ordinary Shares at an exercise price of NIS 5.50 per share.
(5)	Includes options to purchase 120,000 Ordinary Shares at an exercise price of NIS 1.65 per share and options to purchase 104,167 Ordinary Shares at an exercise price of NIS 5.50 per share.
(6)	Includes options to purchase 183,333 Ordinary Shares at an exercise price of NIS 1.01 per share.
(7)	Includes options to purchase 120,000 Ordinary Shares at an exercise price of NIS 5.50 per share.
(8)	Includes options to purchase 250,000 Ordinary Shares at an exercise price of NIS 6.75 per share.
(9)	Includes options to purchase 183,333 Ordinary Shares at an exercise price of NIS 6.50 per share and options to purchase 10,417 Ordinary Shares at an exercise price of NIS 5.50 per share.

Stock Option Plans

2015 Stock Option Plan

We maintain one equity incentive plan – our 2015 Stock Option Plan, or the 2015 Plan. As of March 13, 2019, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 4,872,974. In addition, options to purchase 7,127,026 Ordinary Shares were issued and outstanding. Of such outstanding options, options to purchase 4,123,666 Ordinary Shares were vested as of that date, with a weighted average exercise price of $1.14 per share.

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

On March 13, 2019, our board of directors adopted an appendix to the 2015 Plan for U.S. residents. Under this appendix, the 2015 Plan provides for the granting of options to U.S. residents in compliance with the U.S. Internal Revenue Code of 1986, as amended. At our next shareholders meeting, we intend to bring the 2015 Plan together with the appendix to the vote of our shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents as of March 13, 2019 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares (to whom we refer as our Major Shareholders). The data presented is based on information provided to us by the Major Shareholders or disclosed in public regulatory filings.

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

Name	Number of Ordinary Shares Beneficially Owned(1)	Percent of Class(2)
Iroquois Capital Management L.L.C., Richard Abbe and Kimberly Page (3)	25,665,750	13.2%
Itshak Sharon (Tshuva), Delek Group Ltd. and Phoenix Holdings Ltd. (4)	19,086,563	10.1%
AIGH Capital Management, LLC, AIGH Investment Partners, L.L.C. and Mr. Orin Hirschman (5)	17,480,594	9.6%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(2)	The percentages shown are based on 178,452,661 Ordinary Shares issued and outstanding as of March 13, 2019.
(3)	Based on a Schedule 13G filed with the SEC on February 11, 2019, the holder is the beneficial owner of 9,333,000 Ordinary Shares. In addition, in a recent public offering, we issued to the holder rights to purchase and warrants to purchase additional Ordinary Shares. The principal business office of the shareholders is 205 East 42nd Street, 20th Floor, New York, NY 10017.
(4)	Based on information provided to us by Phoenix Holdings Ltd., consists of 9,286,568 Ordinary Shares and 9,799,995 Ordinary Shares issuable upon exercise of outstanding warrants and rights to purchase currently exercisable or exercisable within 60 days of March 13, 2019. The address of Itshak Sharon (Tshuva) and Delek Group Ltd. is 19 Abba Eban blvd, P.O.B. 2054, Herzliya, 4612001, Israel. The address of the Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.
(5)

Based on a Schedule 13G filed with the SEC on February 8, 2019, and which reflects holdings as of February 5, 2019. The address of all of these shareholders is 6006 Berkeley Avenue Baltimore MD 21209. In a recent public offering, we issued to the holder rights to purchase and warrants to purchase additional Ordinary Shares, which rights to purchase and warrants contain a beneficial ownership limitation that prohibits the holder from exercising such securities if doing so would result in the holder beneficially owning more than 9.99 of our Ordinary Shares outstanding.

Changes in Percentage Ownership by Major Shareholders

As reported on the Schedule 13G filed by Iroquois Capital Management L.L.C., Richard Abbe and Kimberly Page, acquired beneficial ownership of 25,665,750 Ordinary Shares, representing 13.2% of our outstanding Ordinary Shares.

As reported on the Schedule 13G filed by Itshak Sharon (Tshuva), Delek Group Ltd. and Phoenix Holdings Ltd., acquired beneficial ownership of 19,086,563 Ordinary Shares, representing 10.1% of our outstanding Ordinary Shares.

As reported on the Schedule 13G filed by AIGH Capital Management, LLC, AIGH Investment Partners, L.L.C. and Mr. Orin Hirschman, acquired beneficial ownership of 17,480,594 Ordinary Shares, representing 9.6% of our outstanding Ordinary Shares.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of March 13, 2019, there were a total of 4 holders of record of our shares, of which 1 record holder holding 4 shares, or approximately 0.000002% of our outstanding shares had a registered address in the United States, and the remaining 3 holders had registered addresses in Israel. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of March 12, 2019, there were 74 holders of record of the ADSs on record with the Depository Trust Company.

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

Public Offering of Securities

In February 2018, we entered into an underwriting agreement with National Securities Corporation, as representative of the underwriters named therein, for a firm commitment public offering of ADSs. The price to the public was $2.00 per ADS and aggregate gross proceeds of the offering were approximately $13.8 million. Avi Reichental, the Chairman of our board of directors purchased an aggregated amount of approximately $140,000 of ADSs in the offering from the underwriters at the public offering price. The underwriters received the same underwriting discounts and commissions on the ADSs purchased by Mr. Reichental as they did on the other ADSs sold in the offering.

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

Open Innovation Services Agreement

In December 2017, Nano USA entered into an open innovation services agreement with XponentialWorks, including on behalf of Techniplas Digital and Techniplas Inc. Pursuant to the agreement, XponentialWorks will provide Nano USA with the following: (i) full membership in the Techniplas additive manufacturing innovation center; (ii) include Nano USA in XponentialWorks’ and Techniplas’ websites as a partner; (iii) prepare at least six automotive centric case studies for our marketing and sales use and publication on an annual basis; (iv) provide Nano USA with end-user customer testimonials; and (iii) produce videos that convey XponentialWorks’ strong endorsement of Nano USA’s brand and capabilities. In consideration of such services, we will grant XponentialWorks access to one DragonFly Pro 3D printer with associated materials for the entire term of the agreement.

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

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of our general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Shareholder’s rights of inspection of the Company records

Pursuant to the Companies Law, shareholders have the right to inspect our documents that are specified below:

(1)	minutes of the general meetings;

(2)	our shareholders register and the register of substantial shareholders;

(3)	a document in our possession, relating to an act or transaction with interested parties that requires approval by the general meeting;

(4)	Articles of Association and financial reports; and

(5)	any document that we must submit under the Companies Law and under any statute to the Companies Registrar or to the Israeli Securities Authority and that is available for public inspection at the Companies Registrar or the Israeli Securities Authority, as the case may be.

Election of Directors

Pursuant to our amended and restated articles of association, our directors are elected at an annual general meeting or at a special meeting, of our shareholders and serve on the Board of Directors until the next annual general meeting or until they resign or until they cease to act as board members pursuant to the provisions of the our amended and restated articles of association or any applicable law, upon the earlier. In addition, our amended and restated articles of association allow our Board of Directors to appoint directors to fill vacancies and/or as an addition to the Board of Directors (subject to the maximum number of directors) to serve until the next annual general meeting or earlier if required by our amended and restated articles of association or applicable law, upon the earlier.

Annual and Special Meetings

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our Board of Directors, which must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our Board of Directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors or of one quarter of the members of the Board in office at such time; and/or (b) one or more shareholders holding, in the aggregate, 5% of our outstanding voting power.

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

Adoption of Resolutions

Our amended and restated articles of association provide that all resolutions in our shareholders’ meetings require a simple majority of the vote of the shareholders attending the general meeting, unless otherwise required under the Companies Law or our amended and restated articles of association. A shareholder of the Company may vote in a general meeting in person, by proxy or by a written ballot. Our amended and restated articles of association do not provide our shareholders with any cumulative voting rights.

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

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received a shareholders’ approval as a private placement intended to make the offeree a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A “special” tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. In general, the tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request from the court appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

The Companies Law provides that any resolution to change the Articles of Association so that a certain provision may only be changed by a special majority of the shareholders (as shall be defined in such resolution) shall require the same special majority of the shareholders.

As long as our securities are traded on the TASE, we are subject to the provision of Section 46b(2) of the Israeli Securities Law, 5728-1968 according to which any further issuance of our shares will be of the most preferential voting shares; however we may issue preferred shares which grant a preference in the distribution of dividends but do not grant voting rights.

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

February 2019 Financing

On January 31, 2019, we entered into an underwriting agreement with A.G.P./Alliance Global Partners, as the underwriters with respect to the public offering of our ADSs, rights to purchase and warrants that were offered under a registration statement (Registration No. 333-228521). As part of the offering we issued a total of 16,000,000 units at a purchase price per unit of $0.75. Each unit consists of (i) one ADS, (ii) one warrant to purchase one ADS, or Warrant, and (iii) one right to purchase 0.75 of an ADS, or Right to Purchase. The Warrants have an exercise price of $0.8625 per ADS, and were exercisable immediately following the offering and will expire five years from the date of issuance. The Right to Purchase have an exercise price of $0.75 per ADS, were exercisable immediately and will expire six months from the date of issuance.

The net proceeds to the Company were approximately $10.6 million (after deducting underwriters’ fees and other offering-related expenses).

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would increase/decrease our loss for 2018 by 3.3% and 6.6%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations. Beginning January 1, 2018, our functional and presentation currency is the U.S. dollar.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Somekh Chaikin, a member firm of KPMG International, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2018 and 2017.

The following table provides information regarding fees paid by us to Somekh Chaikin and/or other member firms of KPMG International for all services, including audit services, for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2017	2018

Audit fees (1)	$102,800	$150,000
Audit-related fees	-	-
Tax fees	14,590	35,000
All other fees	-	-

Total	$117,390	$185,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to our public offering of ADSs.

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

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of Nano Dimension Ltd., filed as Exhibit 99.1 to Form 6-K filed on November 24, 2017, and incorporated herein by reference.

2.1	Amended and Restated Form of Depositary Agreement among Nano Dimension Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 1 to the Post Effective Amendment No. 1 to Form F-6 (File No. 333-204797) filed on February 22, 2016, and incorporated herein by reference.

4.1^	Amended and Restated License Agreement, dated April 2, 2015, by and between the Company and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd., filed as Exhibit 4.1 to Form 20-F/A (File No. 001-37600) filed on February 29, 2016, and incorporated herein by reference.

4.2	Nano Dimension Ltd. Employee Stock Option Plan (2015), filed as Exhibit 4.4 to Form 20-F/A (File No. 001-37600) filed on February 29, 2016, and incorporated herein by reference.

4.3	Employment Agreement, dated October 13, 2015, between the Company and Amit Dror, filed as Exhibit 4.5 to Form 20-F (File No. 001-37600) filed on October 20, 2015, and incorporated herein by reference.

4.4	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares filed as Exhibit 4.2 to Form F-1 (File No. 001-228521) filed on January 30, 2019, and incorporated herein by reference.

4.5	Form of Right to Purchase Ordinary Shares Represented by American Depositary Shares filed as Exhibit 4.3 to Form F-1 (File No. 001-228521) filed on January 30, 2019, and incorporated herein by reference.

8.1	List of Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Somekh Chaikin (Member firm of KPMG International).

^	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NANO DIMENSION LTD.

By:	/s/ Amit Dror
Amit Dror
Chief Executive Officer

Date: March 14, 2019

Nano-Dimension Ltd.

Consolidated Financial Statements as of December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Nano Dimension Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Nano Dimension Ltd. and subsidiaries (the “Company”) as of December 31, 2018, 2017 and 2016 the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, 2017 and 2016 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the consolidated financial statements, the Company has suffered recurring losses from operations and have a lack of sufficient resources that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Functional and Presentation Currency

As discussed in Note 1E to the consolidated financial statements, the Company’s management determined that as of January 1, 2018, its functional currency changed to the U.S. dollar. Management further decided to change its presentation currency to the U.S. dollar and has applied this change retrospectively to the earliest period presented.

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

Tel-Aviv, Israel
March 13, 2019

Nano Dimension Ltd.

Consolidated Statements of Financial Position as at

		December 31,
	Note	2016(*)		2017(*)		2018(*)
		Thousand USD		Thousand USD		Thousand USD

Assets
Cash	3.A	12,379		6,103		3,753
Restricted deposits	3.B	130		107		21
Trade receivables	4.A	39		94		1,313
Other receivables	4.B	775		583		570
Inventory	5	-		2,336		3,116
Total current assets		13,323		9,223		8,773

Restricted deposits	3.B	110		346		347
Property plant and equipment, net	6	2,006		5,172		5,200
Intangible assets	7	6,787		6,755		5,983
Total non-current assets		8,903		12,273		11,530
Total assets		22,226		21,496		20,303

Liabilities
Trade payables		679		512		1,414
Other payables	9	1,289		1,683		2,178
Total current liabilities		1,968		2,195		3,592

Liability in respect of government grants	10	629		833		895
Other long-term liabilities	11	326		302		244
Total non-current liabilities		955		1,135		1,139
Total liabilities		2,923		3,330		4,731

Equity
Share capital	13	1,960		2,307		3,291
Share premium and capital reserves		37,893	(**)	52,059	(**)	63,969
Treasury shares		(1,509)		(1,509)		(1,509)
Presentation currency translation reserve		(422)		1,431		1,431
Accumulated loss		(18,619)		(36,122)		(51,610)
Total equity		19,303		18,166		15,572
Total liabilities and equity		22,226		21,496		20,303

(*) Presented according to the change in the Company’s functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. See note 1.E.

(**) Reclassified, see note 1.D.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the Year Ended December 31,
	Note	2016(*)	2017(*)	2018
		Thousand USD	Thousand USD	Thousand USD

Revenues	14	46	829	5,100

Cost of revenues	15	19	409	3,594

Cost of revenues - amortization of intangible	7	174	743	772

Total cost of revenues		193	1,152	4,366

Gross profit (loss)		(147)	(323)	734

Research and development expenses, net	16.A	4,043	10,819	8,623

Sales and marketing expenses	16.B	1,006	2,183	4,259

General and administrative expenses	16.C	3,818	3,363	3,002

Operating loss		(9,014)	(16,688)	(15,150)

Finance income	16.D	181	102	54

Finance expense	16.D	143	917	392

Total comprehensive loss		(8,976)	(17,503)	(15,488)

Basic and diluted loss per share (USD)	18	(0.22)	(0.31)	(0.17)

(*) Presented according to the change in the Company’s functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. See note 1.E.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Changes in Equity

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
For the year ended December 31, 2018:
Balance as of January 1, 2018 (*)	2,307	52,059	(1,509)	1,431	(36,122)	18,166
Loss for the year	-	-	-	-	(15,488)	(15,488)
Issuance of Ordinary Shares, net	981	11,490	-	-	-	12,471
Exercise of warrants and options	3	(3)	-	-	-	-
Share-based payments	-	423	-	-	-	423

Balance as of December 31, 2018	3,291	63,969	(1,509)	1,431	(51,610)	15,572

(*) Presented according to the change in the Company’s functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. See note 1.E.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Changes in Equity (Continued)

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
For the year ended December 31, 2017(*):
Balance as of January 1, 2017	1,960	37,893	(1,509)	(422)	(18,619)	19,303
Loss for the year	-	-	-	-	(17,503)	(17,503)
Currency translation	-	-	-	1,853	-	1,853
Issuance of Ordinary Shares and warrants, net	324	12,096	-	-	-	12,420
Exercise of warrants and options	20	289	-	-	-	309
Share-based payments	3	1,781	-	-	-	1,784

Balance as of December 31, 2017	2,307	52,059	(1,509)	1,431	(36,122)	18,166

(*) Presented according to the change in the Company’s functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. See note 1.E.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Changes in Equity (Continued)

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
For the year ended December 31, 2016(*):
Balance as of January 1, 2016	1,545	22,012	(1,509)	(359)	(9,643)	12,046
Loss for the year	-	-	-	-	(8,976)	(8,976)
Currency translation	-	-	-	(63)	-	(63)
Issuance of Ordinary Shares and warrants, net	283	12,045	-	-	-	12,328
Exercise of warrants and options	132	1,315	-	-	-	1,447
Share-based payments	-	2,521	-	-	-	2,521

Balance as of December 31, 2016	1,960	37,893	(1,509)	(422)	(18,619)	19,303

(*) Presented according to the change in the Company’s functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. See note 1.E.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2016(*)	2017(*)	2018
	Thousand USD	Thousand USD	Thousand USD
Cash flow from operating activities:
Net loss	(8,976)	(17,503)	(15,488)
Adjustments:
Depreciation and amortization	365	1,311	1,943
Revaluation of liability in respect of government grants	114	(91)	265
Financing expenses (income), net	(141)	888	147
Loss from disposal and sale of fixed assets	149	80	537
Share-based payments	2,027	1,750	402
	2,514	3,938	3,294
Changes in assets and liabilities:
Increase in inventory	-	(2,230)	(1,410)
Decrease (increase) in other receivables	(491)	201	13
Increase in trade receivables	(39)	(49)	(1,219)
Increase in other payables	621	98	287
Increase (decrease) in trade payables	70	(193)	1,134
Increase (decrease) in other long term liabilities	381	(59)	(58)
	542	(2,232)	(1,253)
Net cash used in operating activities	(5,920)	(15,797)	(13,447)

Cash flow from investing activities:
Change in restricted bank deposits	-	(179)	86
Development expenditure capitalized as intangible assets	(3,425)	-	-
Acquisition of property plant and equipment	(1,130)	(3,514)	(1,319)
Proceeds from sale of fixed assets	-	2	1
Net cash used in investing activities	(4,555)	(3,691)	(1,232)

Cash flow from financing activities:
Proceeds from issuance of Ordinary Shares and warrants, net	12,328	12,420	12,471
Exercise of warrants and options	1,447	309	-
Amounts recognized in respect of government grants liability, net	384	379	9
Net cash provided by financing activities	14,159	13,108	12,480
Increase (decrease) in cash	3,684	(6,380)	(2,199)
Cash at beginning of the year	8,665	12,379	6,103
Effect of exchange rate fluctuations on cash	30	104	(151)
Cash at end of year	12,379	6,103	3,753

Non-cash transactions:
Property plant and equipment acquired on credit	263	241	9

(*) Presented according to the change in the Company’s functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. See note 1.E.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 1 – General

A.	Reporting Entity

Nano Dimension Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Ilan Ramon St., Ness Ziona, Israel. The consolidated financial statements of the Company as of December 31, 2018, comprise the Company and its subsidiaries in Israel, in the United States, and in Hong Kong (together referred to as the “Group”). The Company engages, by means of the subsidiary Nano Dimension Technologies Ltd. (“Nano–Technologies”), in the development of a three-dimensional (“3D”) printer and nanotechnology based conductive and dielectric inks, which are supplementary products to the 3D printer. The Ordinary Shares of the Company are registered for trade on the Tel Aviv Stock Exchange. In addition, since March 2016, the Company’s American Depositary Shares (“ADSs”) have been trading on the Nasdaq Capital Market.

B.

Since August 25, 2014, the Company has devoted substantially all of its financial resources to develop its products and has financed its operations primarily through the issuance of equity securities. The amount of the Company’s future net profits or losses will depend, in part, on the rate of its future expenditures, its ability to generate significant revenues from the sale of its products, and its ability to obtain funding through the issuance of securities, strategic collaborations or grants. Starting in the fourth quarter of 2017, the Group began to commercialize its products and has generated revenues, mainly from sales of its 3D printers. The Group’s ability to generate revenue and achieve profitability depends on its ability to successfully commercialize its products.

Based on the projected cash flows, cash balance as of December 31, 2018, and the public offering in February 2019, management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue its operating activities, including the development, manufacturing and marketing of its products for a period of at least 12 months from the sign-off date of these consolidated financial statements. As a result, there is a substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans include continuing commercialization of the Group’s products and securing sufficient funding through the sale of additional equity securities. There are no assurances however, that the Group will be successful in obtaining the level of financing needed for its operations. If the Group is unsuccessful in commercializing its products and securing sufficient funding, it may need to reduce activities, curtail or even cease operations.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

C.	Definitions

In these financial statements –

The Group – the Company, Nano Dimension Technologies Ltd., and Nano Dimension IP Ltd., all of which are Israeli corporations, Nano Dimension USA Inc., a Delaware corporation, and Nano Dimension (HK) Limited, a Hong Kong corporation.

Related Party – Within its meaning in International Accounting Standards (“IAS”) 24 (2009) Related Party Disclosures.

The Operating Cycle

The operating cycle period of the Group is 12 months.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 1 – General (Continued)

D.	Reclassification

During 2018 the Group changed the Equity presentation in the Consolidated Statements of Financial Position. In order to simplify the presentation of the warrants and capital reserves for share based payments and from transactions with controlling shareholders, they were consolidated into the Share Premium section. This classification did not have any effect on the total comprehensive loss.

E.	Change in functional and presentation currency

During 2018, considering the Company’s business developments, the significant increase in revenues from printer sales, the increase in the Company’s marketing activities in the United States and its recent fundraisings in U.S. dollar, the Company’s management determined that based on such events and conditions, beginning January 1, 2018, the functional currency of the Company changed to the U.S. dollar that is the currency that most faithfully represents the economic effect of its activity. Management further decided to change its presentation currency to the U.S. dollar and has applied this change retrospectively to the earliest period presented. The change in functional currency is accounted for prospectively from the date of change. The effects of changes in the foreign exchange rates have been applied retrospectively as if the U.S. dollar had always been the Company’s presentation currency. Accordingly, comparative profit or loss figures have been translated into U.S. dollars using average exchange rates for the reporting periods. Comparative assets and liabilities figures have been translated into the presentation currency at the rate of exchange prevailing at the reporting date. Components of equity have been translated at the exchange rates prevailing at the dates of the relevant transactions. The exchange rate differences arising on translation have been recorded as a part of the equity as “presentation currency translation reserve.”

Note 2 – Summary of Significant Accounting Policies

Except for the change in accounting policy described in section B below, the accounting policies of the Group set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

A.	Basis for presentation of the financial statements

The Group’s financial statements as of December 31, 2018, 2017 and 2016 and for each of the three years in the period ended on December 31, 2018, comply with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on the historical cost basis.

The consolidated financial statements were authorized for issuance by the Company’s board of directors on March 13, 2019.

B.	Changes in accounting policies IFRS 9

As from January 1, 2018 the Group applies IFRS 9, Financial Instruments (“IFRS 9”), which replaces IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). Furthermore, as from that date the Group applies the amendment to IFRS 9, Financial Instruments: Prepayment Features with “Negative Compensation.”

The standard has no effect on the financial statements of the Group.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

B.	Changes in accounting policies (Continued) IFRS 9 (Continued)

Classification and measurement of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through profit or loss and fair value through other comprehensive income. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

IFRS 9 includes a new ‘expected credit loss’ model, which has no effect on the financial statements of the Group, since the Group does not expect to incur any credit loos.

IFRS 9 replaces the impairment model of IAS 39 with an ‘expected credit loss model. The model applies to financial assets measured at amortized cost, contract assets (as defined in IFRS 15) and lease receivables.

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

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option and volatility and making assumptions about them. For the measurement of the fair value of equity-settled transactions at the grant date, the Group uses the Black-Scholes formula or the Binomial pricing model. See also note 19.

-	Liability in respect of government grants

The Liability in respect of government grants is based on estimation of the discount rate that was used in evaluating the liability in respect of government grants, as well as the Group’s revenues forecast. See also note 10.

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

Effective January 1, 2017, the Company early adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which provides new guidance on revenue recognition on a retrospective basis. The Company determines the appropriate revenue recognition for its contracts with customers by analyzing the type, terms and conditions of each contract or arrangement with a customer. As a part of the analysis, management is required to make judgments relating to whether an arrangement or contract is legally enforceable, and whether the arrangement include separate performance obligations. In addition, estimates are required in order to allocate the total transaction price to each performance obligation based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. See also note 2L.

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

E.	Functional currency and presentation currency

(1)	Foreign currency transactions

Transactions in currencies other than the U.S. dollar are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on translation are recognized in profit or loss.

(2)	Index linked financial items

Financial assets and liabilities which according to their terms are linked to changes in the Israeli Consumer Price Index (the “Index”) are adjusted according to the relevant Index on every reporting date in accordance with the terms of the agreement. Linkage differences deriving from said adjustment are recorded to profit and loss.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

E.	Functional currency and presentation currency (Continued)

(3)	Below are details regarding the exchange rate of the NIS and the EURO and the index of the NIS:

	Consumer Price Index	Euro	NIS
December 31, 2018	100.2	1.14	0.27
December 31, 2017	100.4	1.20	0.29
December 31, 2016	100.87	1.05	0.26
Change in percentages:
Year ended December 31, 2018	(0.19)	(5)	(6.89)
Year ended December 31, 2017	(0.47)	14.28	11.53
Year ended December 31, 2016	(0.3)	(3.2)	1.56

F.	Financial instruments

(1)          Non-derivative financial assets – policy applicable as from January 1, 2018

Initial recognition and measurement of financial assets

The Group initially recognizes trade receivables on the date that they are created. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date classification was changed from contract asset to receivables.

The Group does not expect to incur any credit loss, thus the financial statements does not include provision for expected credit loss.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category

Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income – investments in debt instruments; fair value through other comprehensive income – investments in equity instruments; or fair value through profit or loss.

Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss:

-           It is held within a business model whose objective is to hold assets so as to collect contractual cash flows; and

-           The contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on the principal amount outstanding on specified dates.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

F.	Financial instruments (Continued)

(1)          Non-derivative financial assets – policy applicable as from January 1, 2018 (Continued)

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income as described above, as well as financial assets designated at fair value through profit or loss, are measured at fair value through profit or loss. On initial recognition, the Group designates financial assets at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The Group has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Subsequent measurement and gains and losses

Financial assets at fair value through profit or loss

These assets are subsequently measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in profit or loss (other than certain derivatives designated as hedging instruments).

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(2)          Non-derivative financial assets – policy applicable before January 1, 2018

Initial recognition and measurement of financial assets

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

When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category

The Group classifies its financial assets according to the following categories:

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s documented risk management or investment strategy, providing that the designation is intended to prevent an accounting mismatch, or the asset is a combined instrument including an embedded derivative.

Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

F.	Financial instruments (Continued)

(2)          Non-derivative financial assets – policy applicable before January 1, 2018 (Continued)

Financial assets at fair value through profit or loss (Continued)

Financial assets designated at fair value through profit or loss also include equity investments that otherwise would have been classified as available for sale.

Financial assets classified as held-for-trading comprise securities that are held to support the Group’s short-term liquidity needs.

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

Cash includes cash balances available for immediate use. Deposits include short-term deposits with banking corporations (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

(3)          Non-derivative financial liabilities

Non-derivative financial liabilities include trade and other payables.

Initial recognition of financial liabilities

The Group initially recognizes financial liabilities on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Subsequent measurement of financial liabilities

Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset in the framework of deferred expenses in the statement of financial position. These transaction costs are deducted from the financial liability upon its initial recognition, or are amortized as financing expenses in the statement of Profit or Loss and Other Comprehensive Income when the issuance is no longer expected to occur.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

F.	Financial instruments (Continued)

(4)          Determination of fair value

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

Further information about fair value is included in Note 20 on financial instruments.

G.	Property plant and equipment

Property plant and equipment are presented according to cost, including directly attributed acquisition costs, minus accumulated depreciation and losses from accrued decrease in value. Improvements and upgrades are included in the assets’ costs whereas maintenance and repair costs are recognized in profit and loss as accrued

Gains and losses on disposal of a fixed asset item are determined by comparing the net proceeds from disposal with the carrying amount of the asset, and are recognized in their corresponding section, in profit or loss.

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

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

H.	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted averages method, and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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

K.	Treasury shares and Ordinary shares

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

L.	Revenue recognition

The Company early adopted IFRS 15 in the financial statements for the year ended December 31, 2017. IFRS 15 provides new guidance on revenue recognition, on a retrospective basis.

The Company recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

The Company accounts for a contract with a customer only when the following conditions are met:

(a)	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them;

(b)	The Company can identify the rights of each party in relation to the goods or services that will be transferred;

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

L.	Revenue recognition (Continued)

(c)	The Company can identify the payment terms for the goods or services that will be transferred;

(d)	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and

(e)	It is probable that the consideration, to which the Company is entitled to in exchange for the goods or services transferred to the customer, will be collected.

If a contract with a customer does not meet all of the above criteria, consideration received from the customer is recognized as a liability until the criteria are met or when one of the following events occurs: the Company has no remaining obligations to transfer goods or services to the customer and any consideration promised by the customer has been received and cannot be returned; or the contract has been terminated and the consideration received from the customer cannot be refunded.

On the contract’s inception date the Company assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer goods or services (or a bundle of goods or services) that are distinct.

The Company identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Company’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. The Company’s identified performance obligations includes: printer, ink, maintenance (which is generally provided for a period of up to one year), training and installation.

Revenue is allocated among performance obligations in a manner that reflects the consideration that the Company expects to be entitled to for the promised goods based on the standalone selling prices (“SSP”) of the goods or service of each performance obligation. SSP are estimated for each distinct performance obligation and judgment may be required in their determination. The best evidence of SSP is the estimated price of a product or service if the Company would sell them separately in similar circumstances and to similar customers.

The Company allocates the transaction price to the identified performance obligations based on the residual approach, while allocating the estimated standalone selling prices for performance obligations relating to maintenance, training and installation services, and the residual is allocated to the printer.

Revenues allocated to the printers and ink are recognized when the control is passed at a point in time. Currently, the Company also sells its printers through resellers. The Company recognizes revenue to resellers at the time of sale to the resellers, assuming the Company has completed its obligations related to the sale.

Maintenance revenue is recognized ratably, on a straight-line basis, over the period of the services. Revenue from training and installation is recognized during the time of performance.

A contract asset is recognized when the Group has a right to consideration for goods or services it transferred to the customer that is conditional on other than the passing of time, such as future performance of the Group. Contract assets are classified as receivables when the rights in their respect become unconditional.

A contract liability is recognized when the Group has an obligation to transfer goods or services to the customer for which it received consideration (or the consideration is payable) from the customer.

Revenues from leases transactions are recognized on a straight-line basis over the term of the lease.

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

Grants from the Israeli Innovation Authority (the “Innovation Authority”), with respect to research and development projects, are accounted for as forgivable loans according to IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. Grants received from the Innovation Authority are recognized as a liability according to their fair value on the date of their receipt, unless it is reasonably certain, on that date, that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the amount received and the fair value on the date of receiving the grant is recognized as a deduction of research and development expenses. Expenses related to revaluation of the liability in respect of government grants were recognized in the statements of profit or loss and other comprehensive income as finance expenses.

P.	Financing income and expenses

Financing income comprises interest income on deposits, revaluation of liability in respect of government grants, and foreign currency gains.

Financing expenses comprise bank fees, exchange rate differences, and revaluation of liability in respect of government grants.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

Q.	Employee benefits

Severance pay

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

S.	New standards and interpretations not yet adopted

(1)	IFRS 16 – Leases

IFRS 16 replaces IAS 17, Leases and its related interpretations. IFRS 16’s instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize a right-of-use asset and a lease liability in its financial statements. Nonetheless, IFRS 16 includes two exceptions to the general model whereby a lessee may elect to not apply the requirements for recognizing a right-of-use asset and a liability with respect to short-term leases of up to one year and/or leases where the underlying asset has a low value.

In addition, IFRS 16 permits the lessee to apply the definition of the term lease according to one of the following two alternatives consistently for all leases: retrospective application for all the lease agreements, which means reassessing the existence of a lease for each separate contract, or alternatively to apply a practical expedient that permits continuing with the assessment made regarding existence of a lease based on the guidance in IAS 17, “Leases, ” and IFRIC 4, “Determining whether an Arrangement contains a Lease, ” with respect to leases entered into before the date of initial application. Furthermore, the standard determines new and expanded disclosure requirements from those required at present.

IFRS 16 is applicable for annual periods as of January 1, 2019.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

S.	New standards and interpretations not yet adopted (Continued)

Method of application and expected effects

The Group plans to adopt IFRS 16 as from January 1, 2019 using the cumulative effect method, with an adjustment to the balance of retained earnings as at January 1, 2019.

Expedients:

Expedients for each separate lease:

(1)       Excluding initial direct costs from measurement of the asset at the transition date.

(2)       Using hindsight when determining the lease term, meaning data presently available that may not have been available at the original date of entering into the agreement.

Expected effects:

The Group plans to elect to apply the transitional provision of recognizing a lease liability at the date of initial application, for all the leases that award it control over the use of identified assets for a specified period of time, and except for when the Group has elected to apply the standard’s expedients as aforesaid, according to the present value of the future lease payments discounted at the incremental borrowing rate of the lessee at that date, and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of IFRS 16 is not expected to have an effect on the balance of retained earnings at the date of initial application. These changes are expected to result in an increase of $ 1,891 thousand in the balance of right-of-use assets at the date of initial application and an increase of $ 2,192 thousand in the balance of the lease liability at the date of initial application. Accordingly, depreciation and amortization expenses will be recognized in subsequent periods in respect of the right-of-use asset, and the need for recognizing impairment of the right-of-use asset will be examined in accordance with IAS 36. Furthermore, financing expenses will be recognized in respect of the lease liability. Therefore, as from the date of initial application and in subsequent periods, depreciation expenses and financing expenses will be recognized instead of lease expenses relating to assets leased under an operating lease, which were presented as part of the general and administrative expenses item in the income statement.

In addition, the nominal discount rates used for measuring the lease liability are in the range of 11.2% to 39.16%. This range is affected by differences in the length of the lease term, differences between the various groups of assets, different discount rates of Group companies, and so forth.

Quantitative effect:

The table below presents the expected effect of the standard’s application on the relevant items of the statement of financial position as at December 31, 2018:

	According to IAS 17	The change	According to IFRS 16
	USD thousands	USD thousands	USD thousands
Right-of-use asset	-	1,891	1,891
Other payables	(57)	57	-
Liability in respect to IFRS 16	-	(2,192)	(2,192)
Other long-term liabilities	(244)	244	-

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 3.A – Cash

	December 31,
	2017	2018
	Thousand USD	Thousand USD

Bank accounts- dominated in NIS	237	583
Bank accounts- dominated in USD	5,865	3,167
Bank accounts- other	1	3
	6,103	3,753

Note 3.B – Restricted deposits

1.	The Group has restricted deposits for its credit cards in an amount of $ 21,000. The deposits are not linked and bear an annual interest rate of 0.01%-0.05%.

2.

The Group has a restricted deposit in the amount of $ 347,000 for the lease of its offices and labs. The deposit is not linked and bears an annual interest rate of 0.01%. The Group expect to lease its offices and labs for a period of more than a year, thus the restricted deposit was classified as a non-current asset.

Note 4.A – Trade receivables

	December 31,
	2017	2018
	Thousand USD	Thousand USD
Open balances	81	1,233
Income receivables	13	80
	94	1,313

Note 4.B – Other receivables

	December 31,
	2017	2018
	Thousand USD	Thousand USD
Government authorities	345	354
Prepaid expenses	228	205
Others	10	11
	583	570

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 5 – Inventory

	December 31,
	2017	2018
	Thousand USD	Thousand USD

Raw and auxiliary materials, and consumables	1,587	1,863
Work in progress	291	342
Finished goods	458	911
	2,336	3,116

Note 6 – Property plant and equipment, net

During 2018 the Group derecognized fixed assets in the amount of $ 1,044 thousand, that have been fully depreciated and are no longer used by the Group.

	Machinery and equipment	Computers	Office furniture and equipment	Leasehold improvements	Printers leased to clients	Raw Materials (*)	Total
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
Cost
As of January 1, 2017	922	350	135	269	383	427	2,486
Additions	1,854	70	8	1,407	283	-	3,622
Reclassification	700	-	14	-	(287)	(427)	-
Disposals	(49)	(4)	(6)	-	(78)	-	(137)
As of December 31, 2017	3,427	416	151	1,676	301	-	5,971
Additions	1,551	61	7	43	90	-	1,752
Disposals	(846)	(6)	-	-	(192)	-	(1,044)
As of December 31, 2018	4,132	471	158	1,719	199	-	6,679

Depreciation accrued
As of January 1, 2017	86	129	10	22	14	-	261
Additions	314	130	13	54	78	-	589
Reclassification	10	1	1	-	(12)	-	-
Disposals	(6)	(4)	(1)	-	(40)	-	(51)
As of December 31, 2017	404	256	23	76	40	-	799
Additions	855	112	14	162	43	-	1,186
Disposals	(467)	(3)	-	-	(36)	-	(506)
As of December 31, 2018	792	365	37	238	47	-	1,479

Carrying amount
As of December 31, 2018	3,340	106	121	1,481	152	-	5,200
As of December 31, 2017	3,023	160	128	1,600	261	-	5,172

(*)	During the year ended December 31, 2016, the Group acquired raw materials for the building of its 3D printers, with the intention of leasing those printers to clients as a part of the Company’s beta plan. In 2017 the Company utilized the raw materials.

During the year ended December 31, 2018, the Group acquired property plant and equipment on credit in the amount of $ 9,000 (During the year ended December 31, 2017: $ 241,000).

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 7 – Intangible assets

Intangible assets include development costs that were capitalized. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. See also note 2.M.

	December 31,
	2017	2018
	Thousand USD	Thousand USD

Balance as of January 1	7,498	6,755
Amortization	(743)	(772)
Balance as of December 31	6,755	5,983

Note 8 – Subsidiaries

Presented hereunder is a list of the Group’s material subsidiaries:

	Principal location of the company’s	The Group’s ownership interest in the subsidiary for the year ended December 31
	activity	2017	2018
Name of company		%	%
Nano Dimension Technologies Ltd.	Israel	100%	100%
Nano Dimension IP Ltd. (*)	Israel	NA	100%
Nano Dimension USA Inc.	USA	100%	100%
Nano Dimension (HK) Limited (*)	Asia-Pacific	NA	100%

(*)       Nano Dimension IP Ltd. and Nano Dimension (HK) Limited were incorporated by the Company in 2018 and had no material activity during 2018.

Note 9 – Other payables

	December 31,
	2017	2018
	Thousand USD	Thousand USD

Accrued expenses	172	252
contract liabilities	76	355
Current portion of other long-term liability	59	57
Employees and related liabilities	672	665
Government authorities	338	272
Current maturities in respect of government grants	339	550
Others	27	27
	1,683	2,178

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 10 – Liability in respect of government grants

	2017	2018
	Thousand USD	Thousand USD
Balance as of January 1	883	1,171
Amounts received during the year	551	121
Payment of Royalties	(10)	(70)
Amounts recognized as an offset from research and development expenses	(162)	(42)
Revaluation of the liability	(91)	265
Balance as of December 31	1,171	1,445

Current maturities in respect of government grants	339	550

Long term liability in respect of government grants	833	895

On September 30, 2014, Nano-Technologies received an approval from the Innovation Authority, to finance a development project in a scope of up to $ 1,001,000, while the Innovation Authority share of financing the aforesaid amount would be up to 50%. In consideration, Nano-Technologies undertook to pay the Innovation Authority royalties in the rate of 3% of the future sales up to the amount of the grants received. On the date on which the grants were received, the Group recognized a liability using a discount rate of 30%,

On December 22, 2015, Nano- Technologies received an approval from the Innovation Authority to support its development of a 3D PCB printer. The approved budget is up to $ 1,128,000, and the contribution by the Innovation Authority to the research and development budget is 50% of expenditures. On the date on which the grants were received, the Group recognized a liability using a discount rate of 19.5%.

In February 2017, Nano- Technologies received an approval from the Innovation Authority to support the development of 3D printing of advanced ceramic materials with inkjet technology. The approved budget is up to $ 372,000, and the contribution by the Innovation Authority to the research and development budget is 50% of expenditures. On the date on which the grants were received, the Group recognized a liability using a discount rate of 19%.

In May 2017, Nano- Technologies received an approval from the Innovation Authority to support its development of a 3D PCB printer. The approved budget is up to $ 1,445,000, and the contribution by the Innovation Authority to the research and development budget is 30% of expenditures. On the date on which the grants were received, the Group recognized a liability using a discount rate of 19%.

In June 2017, Nano- Technologies received an approval from the Innovation Authority to support its Project with Harris Corporation and Space Florida, Florida’s aerospace economic development agency. The approved budget is up to $ 87,000, and the contribution by the Innovation Authority to the research and development budget is 50% of expenditures. The project schedule was postponed and started on May 2018. On the date on which the grants were received, the Group recognized a liability using a discount rate of 19%.

Note 11 – Other Long-term Liabilities

Other long-term liabilities represent cash and property, plant and equipment items received in respect of lease of additional office space.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 12 – Commitments and contingent liabilities

Commitments

The Group leases its headquarters, manufacturing and research and development facility and cars under long-term non-cancelable operating leases, certain of which provide for renewal options.

Rental fees and maintenance expenses for the year 2018 were approximately $1,062,000 (2017: $990,000 2016: $408,000).

Future minimum lease payments for all existing long-term, non-cancelable operating leases, as well as purchase orders and other contractual obligations as of December 31, 2018 are as follows:

Thousand USD
2019	3,368
2020	622
2021	488
2022 and thereafter	1,073
Total	5,551

Note 13 – Equity

A.	The Company’s share capital (in thousands of Ordinary Shares)

	Ordinary Shares
	2017	2018
Issued and paid-up share capital as at December 31	62,511	97,099
Authorized share capital	200,000	200,000

B.	Transactions with issued and paid up share capital

On May 18, 2014, the Company engaged with Nano-Technologies and its shareholders in a contingent agreement for a private placement (the “Agreement”), such that after the completion of the transaction, the Company will hold all of the issued and paid up capital of Nano-Technologies, and the shareholders of Nano-Technologies (the “Offerees”) will be related parties in the Company and will appoint directors on their behalf (the “Transaction” or the “Merger Transaction”). The completion of the Transaction was contingent upon the fulfillment of completion of raising capital in a total amount of $1,500,000 that will be raised from investors in consideration of the allocation of shares (“Capital Raising”). On the date of the completion of the Transaction, and subject to the completion of the Capital Raising as stated, and subject to the fulfillment of the conditions precedent set forth in the Agreement, the Offerees will transfer to the Company all of their holdings in the shares of Nano-Technologies, constituting all of the issued and paid up capital, and in consideration the Company will allocate to Offerees 6,931,303 Ordinary Shares, which constituted, after their allocation, and after the allocation of the Capital Raising shares, holdings at a rate of approximately 37.38% of the issued and paid up share capital of the Company and 4,322,329 non-tradable warrants that are exercisable into 4,322,329 Ordinary Shares, at an exercise price of $ 0.25 per share, provided that the Group meets the milestones set forth in the Agreement. As part of the Company’s engagement in the Merger Transaction, the Company engaged on July 3, 2014 in a private placement agreement, whereby in consideration for a total of approximately $ 750,000, the Company allocated 2,967,938 Ordinary Shares. In addition, the Company engaged in agreements with additional investors whereby in consideration for a total of approximately $ 398,000, the Company will allocate to investors 1,592,143 Ordinary Shares and it was determined that as a part of raising the capital, the Company would allocate to Related Parties therein 1,375,794 Ordinary Shares in consideration for a total of approximately $ 344,000.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 13 – Equity (Continued)

B.	Transactions with issued and paid up share capital (Continued)

On August 17, 2014, the Company’s shareholders approved the Merger Transaction, including the allocation of shares and non-tradable warrants to Offerees, and the allocation of shares to Investors and related parties. On August 25, 2014, the Merger Transaction, including the Capital Raising as stated was completed, and therefore, as of this date, the Company holds all of the issued and paid up capital of Nano-Technologies. This transaction was accounted for by analogy to a reverse acquisition, with the financial statements prepared as a continuation of Nano–Technologies’ financial statements, while the equity was adjusted to reflect retroactively the legal share capital of the Company.

During 2015, the Company completed several rounds of fund raising, in which the Company issued to investors and related parties of the Company a total of 14,974,798 Ordinary Shares, and 6,406,273 non-tradable warrants, which are exercisable into 6,406,273 Ordinary Shares, according to the exercise terms determined. In addition, in some of the raises, the Company has undertaken vis-à-vis the investors a price adjustment mechanism. The aggregated consideration (gross) received from the funding rounds in 2015 amounted to a total of $ 15,674,000. The aggregated consideration (net) received from the funding rounds in 2015 amounted to a total of $ 14,555,000. From the net issuance consideration, a total of approximately $ 377,000 was attributed to the fair value of a financial derivative (adjustment mechanism). The remainder of the issuance consideration was attributed to equity instruments (shares and warrants), based on their relative fair value near the issuance date. Accordingly, a total of $ 12,988,000 was attributed to Ordinary Shares and a total of $ 1,188,000 was attributed to warrants.

On September 29, 2016, the Company issued, pursuant to a public offering in the U.S., an aggregate of 9,250,000 Ordinary Shares. On October 11, 2016, the underwriters exercised their option to purchase an additional 1,376,375 Ordinary Shares, bringing the total gross proceeds from the offering to approximately $ 13,800,000, before deducting underwriting discounts and commissions and other offering-related expenses. The total (net) consideration was approximately $ 12,328,000.

On May 17, 2017, the Company announced that it signed a private placement agreement with Ayalim Trust Funds, an Israeli institutional investor. As a part of this transaction, the Company issued an aggregate of 3,430,000 Ordinary Shares at a price per share of $ 1.17. The total (gross) consideration to the Company was approximately $ 4,000,000. On June 1, 2017, the Company announced that it signed private placement agreements with Israeli and other non-U.S. investors. As a part of these transactions, the Company issued an aggregate of 4,044,050 Ordinary Shares at a price per share of $ 1.17. The total (gross) consideration to the Company was approximately $4,700,000. On June 14, 2017, the Company announced that it signed private placement agreements with several Israeli investors. As a part of these transactions, the Company issued an aggregate of 4,078,759 Ordinary Shares at a price per share of $ 1.17. The total (gross) consideration to the Company was approximately $4,800,000.

The total (net) consideration to the Company for the abovementioned placements was approximately $12,420,000.

On February 19, 2018, the Company issued, pursuant to a public offering in the U.S., an aggregate of 30,000,000 Ordinary Shares (6,000,000 ADSs). Also, on February 28, 2018, the underwriters exercised their option to purchase an additional 4,500,000 Ordinary Shares (900,000 ADSs), bringing the total gross proceeds from the offering to approximately $13,800,000, before deducting underwriting discounts and commissions and other offering-related expenses. The total (net) consideration was approximately $12,471,000.

See also note 22 regarding a public offering after the reporting date.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 13 – Equity (Continued)

C.	Treasury shares

As of December 31, 2018, the Company held 527,032 Ordinary Shares, constituting approximately 0.54% of its issued and paid up share capital.

Note 14 – Revenues

	For the year ended December 31
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Consumables	15	185	190
Support services (*)	-	-	400
Sales of printers (*)	-	276	4,320
Total	15	461	4,910
Printers rental	31	368	190
Total revenue	46	829	5,100

(*) The Company’s identified separated distinct performance obligations that includes: Printer, maintenance, training and installation. The Company allocates the transaction price to the identified performance obligations based on the residual approach, while allocating the estimated standalone selling prices for performance obligations relating to maintenance, training and installation services, and the residual is allocated to the printer.

Revenues allocated to the printers and ink are recognized when the control is passed at a point in time. Maintenance revenue is recognized ratably, on a straight-line basis, over the period of the services. Revenue from training and installation is recognized during the time of performance.

Revenues per geographical locations:

	For the year ended December 31,
	2016	2017	2018
	Thousands USD	Thousands USD	Thousands USD
USA	21	481	2,727
Asia Pacific	-	156	1,239
Europe and Israel(*)	25	192	1,134
Total revenue	46	829	5,100

(*) The Company combined all consumables revenues into the Europe and Israel geography, due to immateriality of the amounts.

Timing of revenue recognition:

	For the year ended December 31,
	2016	2017	2018
	Thousands USD	Thousands USD	Thousands USD
Goods and services transferred over time	31	368	590
Goods transferred at a point in time	15	461	4,510
Total revenue	46	829	5,100

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 14 – Revenues (Continued)

The table below provides information regarding receivables, contract assets and contract liabilities deriving from contracts with customers.

	December 31,
	2017	2018
	Thousand USD	Thousand USD
Open balances	81	1,233
Income receivables	13	80
Contract liabilities	76	355

The contract liabilities primarily relate to the advance consideration received from customers for contracts giving yearly warranty and maintenance for the printer. The revenue is recognized in a straight line basis over the contracts period.

Contract costs

Management expects that commissions paid to agents for obtaining contracts are recoverable. The Group applies the expedient included in IFRS 15.94 and recognizes incremental costs for obtaining the contract as an expense as incurred, where the amortization period of the asset it would have otherwise recognized is one year or less.

Note 15 – Cost of revenues

	For the year ended December 31
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
According to sources of revenue -
Consumables	6	62	195
Support services	-	-	541
Sales of printers	-	228	2,800
Printers rental	13	119	58
Total	19	409	3,594

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 16 – Further detail of profit or loss

	For the year ended December 31
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
A. Research and development expenses, net
Payroll	5,621	7,419	4,890
Materials	1,593	1,844	1,065
Subcontractors	307	151	70
Patent registration	34	57	70
Depreciation	178	442	880
Rental fees and maintenance	387	824	908
Other	379	244	782
	8,499	10,981	8,665
Less – Development expenditure capitalized as intangible and tangible assets	(4,237)	-	-
Less – government grants	(219)	(162)	(42)
	4,043	10,819	8,623

B. Sales and marketing expenses
Payroll	748	1,497	2,226
Marketing and advertising	192	383	1,381
Rental fees and maintenance	21	59	64
Travel abroad	45	234	201
Depreciation	-	10	186
Other	-	-	201
	1,006	2,183	4,259

C. General and administrative expenses
Payroll	822	762	996
Fees	45	68	32
Professional services	1,610	1,460	1,114
Directors pay	742	493	306
Office expenses	232	282	311
Travel abroad	148	86	45
Rental fees and maintenance	-	84	91
Other	219	128	107
	3,818	3,363	3,002
D. Finance income
Exchange rate differences	181	-	-
Revaluation of liability in respect of government grants	-	102	-
Bank interest and fees	-	-	54
	181	102	54
Finance expense
Exchange rate differences	-	889	127
Bank fees	29	28	-
Revaluation of liability in respect of government grants	114	-	265
	143	917	392

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Taxes on income

A.	Corporate tax rate

Presented hereunder are the tax rates relevant to the Company in the years 2016-2018:

2016 – 25%

2017 – 24%

2018 – 23%

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

These changes had no impact on the financial statements.

B.	Benefits under the Law for the Encouragement of Industry (Taxes)
(a)	The Company and some of its subsidiaries qualify as “Industrial Companies” as defined in the Law for the Encouragement of Industry (Taxes) – 1969 and accordingly they are entitled to benefits, of which the most significant one is the possibility of submitting consolidated tax returns by companies in the same line of business.

(b)	The Company and certain subsidiaries are planning to submit a consolidated tax return to the Tax Authorities in accordance with the Law for the Encouragement of Industry (Taxes) – 1969. As a result, the companies are, inter alia, entitled to offset their losses from the taxable income of other companies, subject to compliance with certain conditions.

C.	Theoretical tax

The following presents the adjustment between the theoretical tax amount and the tax amount included in the financial statements:

	For the year ended December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Loss before taxes on income	(8,976)	(17,503)	(15,488)
Statutory tax rate	25%	24%	23%
Theoretical tax benefit	(2,244)	(4,201)	(3,562)
Increase in tax liability due to:
Unrecognized expenses	638	629	280
Losses and benefits for tax purposes for which no deferred taxes were recorded	1,606	3,572	3,282
Taxes on income	-	-	-

D.	Tax assessments

The Company has final tax assessments until and including the 2013 tax year.

E.	Accumulated losses for tax purposes and other deductible temporary differences

As of the reporting date, the Group has net operating loss for tax purposes in the amount of approximately $ 40,000,000. The Israeli tax authorities may not permit the off-set of the accumulated losses that were incurred before the merger of the Company, in an amount of approximately $ 6,010,000. (see Note 13.B).

As of December 31, 2018, the Group has deductible temporary differences in the amount of approximately $ 2,169,000, mainly relating to R&D expenses which are deductible over a period of three years for tax purpose.

The Group has not recognized a tax asset for the aforesaid losses and deductible temporary differences, due to the uncertainty regarding the ability to utilize those losses and deductible of temporary differences in the future.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 18 – Loss per share

	For the year ended December 31
	2016	2017	2018
Weighted average of number of Ordinary Shares used in the calculation of the basic and diluted loss per share (in thousands)	40,760	56,540	91,799
Net loss used in calculation (thousand USD)	8,976	17,503	15,488

On December 31, 2018, 8,517,047 options and warrants (in 2017: 8,697,362, and 2016: 13,415,764) were excluded from the diluted weighted average number of Ordinary Shares calculation as their effect would have been anti-dilutive.

Weighted average number of ordinary shares:

	Year ended December 31
	2016	2017	2018
	Thousands of	Thousands of	Thousands of
	shares of NIS 0.1	shares of NIS 0.1	shares of NIS 0.1
	par value	par value	par value
Balance as at January 1	33,794	49,616	61,984
Effect of share options exercised	4,300	303	70
Effect of shares issued during the year	2,666	6,621	29,745
Weighted average number of ordinary shares used to calculate basic earnings (loss) per share as at December 31	40,760	56,540	91,799

Note 19 – Share-based payments

A.

During 2015, the Company’s board of directors approved grants of an aggregated amount of 2,800,140 non-tradable share options to employees, officers, and consultants of the Company, which are exercisable into 2,800,140 Ordinary Shares. The exercise price of the options is between $ 0.42 and $ 2.30 for each share option. Some of the options include a cashless exercise mechanism.

On November 16, 2016, the Company granted to employees of the Company 976,500 share options (non-tradable), which are exercisable into 976,500 Ordinary Shares. One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price of $ 0.43 for each share option. The options include a cashless exercise mechanism.

On November 29, 2016, the Company issued non-tradable options to purchase 200,000 Ordinary Shares to four advisors (divided equally among them) at an exercise price of $ 1.95 per share. Such options vest quarterly over one year and expire 3 years from the grant date.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 19 – Share-based payment (Continued)

On January 17, 2017, the Company issued 75,000 restricted Ordinary Shares (15,000 ADSs) and non-tradable options to purchase 75,000 Ordinary Shares (15,000 ADSs), to a service provider at an exercise price of $ 10.00 per ADS. The options are exercisable immediately and will expire 18 months from the grant date. The options include a cashless exercise mechanism.

On March 21, 2017, the Company issued 25,000 restricted Ordinary Shares (5,000 ADSs) to a service provider.

On May 10, 2017, the Company issued 25,000 restricted Ordinary Shares (5,000 ADSs) to a service provider.

On May 24, 2017, the Company granted to employees of the Company 1,107,334 share options (non-tradable), which are exercisable into 1,107,334 Ordinary Shares. One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price of $ 0.46 for each share option. The options include a cashless exercise mechanism.

On November 20, 2017, the Company granted to employees and officer of the Company 710,000 share options (non-tradable), which are exercisable into 710,000 Ordinary Shares. For 460,000 options- One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. For the remaining 250,000 options- the options will vest on a quarterly basis over a period of three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date. The exercise price for 460,000 options is $ 0.98 for each share option, and for the remaining 250,000 options- the exercise price is $ 1.56 for each share option. The options include a cashless exercise mechanism.

In January 2018, the Company issued options (non-tradable) to purchase 525,000 Ordinary Shares to officers of the Company at an exercise price of $ 1.59 per share. The share options will vest in 12 equal quarterly batches over a period of three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date. The options include a cashless exercise mechanism.

In March 2018, the Company issued options (non-tradable) to purchase 30,000 Ordinary Shares to employee of the Company at an exercise price of $ 0.43 per share. One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date.

In May 2018, the Company issued options (non-tradable) to purchase 653,000 Ordinary Shares to employees and consultant of the Company. 305,000 options are at an exercise price of $ 0.28 per share and 348,000 options are at an exercise price of $ 0.31 per share. For 603,00 options- One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The remaining 50,000 options will vest in four equal quarterly batches over a period of one year. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date. 298,000 options include a cashless exercise mechanism.

In August 2018, the Company issued options (non-tradable) to purchase 463,000 Ordinary Shares to employees of the Company. 313,000 options are at an exercise price of $ 0.42 per share and 150,000 options are at an exercise price of $ 0.41 per share. One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date. 313,000 options include a cashless exercise mechanism.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 19 – Share-based payment (Continued)

In November 2018, the Company issued options (non-tradable) to purchase 981,500 Ordinary Shares to employees and consultant of the Company. 897,500 options are at an exercise price of $ 0.38 per share and 84,000 options are at an exercise price of $ 0.41 per share. One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date. 837,500 options include a cashless exercise mechanism.

B.	During 2015, the Company’s shareholders approved grants of an aggregated amount of 3,340,878 non-tradable share options to directors (including the chairman of the board), which are exercisable into 3,340,878 Ordinary Shares. The exercise price of the options is between $ 0.44 and $ 2.30 for each share option. The options include a cashless exercise mechanism.

On April 19, 2017, the Company’s shareholders approved a grant of 275,000 share options (non-tradable) to a director, which are exercisable into 275,000 Ordinary Shares. The share options will vest in 12 equal quarterly batches over a period of three years, starting from April 20, 2017, and be exercisable during a period of five years from the grant date, in consideration for an exercise price of $ 1.77 for each share option. The options include a cashless exercise mechanism.

In January 2018, the Company issued options (non-tradable) to purchase 300,000 Ordinary Shares to officers of the Company at an exercise price of $ 1.59 per share. The share options will vest in 12 equal quarterly batches over a period of three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date. 275,000 of the options include a cashless exercise mechanism.

C.	On April 2, 2015, the Company’s board of directors approved a grant of 559,097 non-tradable share options to Yissum. 223,697 of those share options are currently outstanding and exercisable.

D.

The fair value of share options is measured using the Black-Scholes formula or Binomial pricing model. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average volatility of the Company’s shares, over the expected term of the options), expected term of the options (based on general option holder behavior and expected share price), expected dividends, and the risk-free interest rate (based on government debentures).

The following is the data used in determining the fair value of the share options:

	19.A- Consultants and Employees	19.B- Directors	19.C- Yissum
Number of share options granted	8,396,222	3,545,000	559,097
Fair value in the grant date (thousand USD)	5,185	3,170	742
Range of share price (USD)	0.28 – 1.80	0.63 – 1.89	1.84
Range of exercise price (USD)	0.28 – 2.30	1.44 – 1.84	0.71
Range of expected share price volatility	40.3%-65.06%	53.75%-61.27%	57.26%
Range of estimated life (years)	1.5 – 9.01	4 – 5	5
Range of weighted average of risk-free interest rate	0.56%-1.98%	0.88%-1.32%	1.15%
Expected dividend yield	-	-	-
Outstanding as of December 31, 2018	5,647,175	2,070,000	223,697
Exercisable as of December 31, 2018	2,476,800	1,913,750	223,697

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 19 – Share-based payment (Continued)

E.	The number of share options granted to employees and consultants, and included in Note 19.A are as follows:

	2017	2018
Outstanding at January 1	3,799,892	4,609,634
Granted during the year	1,892,334	2,652,500
Exercised during the year	(348,314)	(590,292)
Forfeited during the year	(734,278)	(1,024,667)
Outstanding at December 31	4,609,634	5,647,175
Exercisable as of December 31	2,345,351	2,476,800

The number of share options granted to directors and included in Note 19.B are as follows:

	2017	2018
Outstanding at January 1	3,340,878	3,145,001
Granted during the year	275,000	300,000
Exercised during the year	(370,878)	-
Forfeited during the year	(99,999)	(1,375,001)
Outstanding at December 31	3,145,001	2,070,000
Exercisable as of December 31	2,176,672	1,913,750

F.

The share based payments expenses in 2018 were $ 403,000 (in 2017: $ 1,755,000).

Expenses for share based payments in 2018 include expenses in an amount of approximately $ 12,000 that were capitalized to property, plant and equipment and expenses in an amount of approximately $ 9,000 that were capitalized to inventory.

Expenses for share based payments in 2017 include expenses in an amount of approximately $ 14,000 that were capitalized to property, plant and equipment and expenses in an amount of approximately $ 20,000 that were capitalized to inventory.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 20 – Financial instruments

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

In the estimation of the Group’s management, it does not have any expected credit losses.

C.	Currency risk

A currency risk is the risk of fluctuations in a financial instrument, as a result of changes in the exchange rate of the foreign currency.

The following is the classification and linkage terms of the financial instruments of the Group (in thousand USD):

	NIS	Linked to the US dollar	Linked to the EURO and Other	Total
December 31, 2018
Cash	583	3,169	1	3,753
Restricted deposits	347	21	-	368
Trade receivables	-	1,079	234	1,313
Other receivables	10	205	-	215
	940	4,474	235	5,649
Financial liabilities at amortized cost	2,850	1,880	1	4,731
Total net financial assets (liabilities)	(1,910)	2,594	234	918

December 31, 2017
Cash	237	5,865	1	6,103
Restricted deposits	433	20	-	453
Trade receivables	-	21	73	94
Other receivables	238	-	-	238
	908	5,906	74	6,888
Financial liabilities at amortized cost	2,001	1,329	-	3,330
Total net financial assets (liabilities)	(1,093)	4,577	74	3,558

The following is a sensitivity analysis of changes in the exchange rate of the NIS as of the reporting date:

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 20 – Financial instruments (Continued)

C.	Currency risk (Continued)

Profit (loss) from the change
Thousand USD
Increase at a rate of 5%	(95)
Increase at a rate of 10%	(191)
Decrease at a rate of 5%	95
Decrease at a rate of 10%	191

D.	Fair value of financial instruments

The fair value of the financial instruments of the Group is similar or equal to their book value.

E.	Liquidity risk

The table below presents the repayment dates of the Group’s financial liabilities based on the contractual terms in undiscounted amounts:

	First year	More than a year or undetermined	Total
December 31, 2018
Trade payables	1,414	-	1,414
Other payables	2,150	28	2,178
Other long-term liabilities		244	244
Liability in respect of government grants	-	895	895
	3,564	1,167	4,731
December 31, 2017
Trade payables	512	-	512
Other payables	1,655	28	1,683
Other long-term liabilities	-	302	302
Liability in respect of government grants	-	833	833
	2,167	1,163	3,330

Note 21 – Transactions and Balances with related parties

A.	Balances with related parties

	December 31,
	2017	2018
	Thousands USD	Thousands USD
Other payables	115	74

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 21 – Transactions and Balances with related parties (Continued)

B.	Shareholders and other related parties benefits

	Year ended on December 31,
	2016	2017	2018
	Thousand USD	Thousand USD	Thousand USD
Salaries and related expenses- related parties employed by the Group	1,501	1,138	829
Number of related parties	5	5	4
Compensation for directors not employed by the Group	739	494	311
Number of directors	8	9	7

C.

During, 2015, the Company’s shareholders approved a private placement of 285,715 Ordinary Shares to related parties.

In addition, during 2015, the Company’s shareholders approved the terms of employment of the four founders of the Company and the Chairman of the board of directors, as well as grant of 2,360,000 stock options (non-tradable) to several directors, which were exercisable into 2,360,000 Ordinary Shares.

On December 2015, the Company’s shareholders approved an amendment to the notice period for termination of the four founders of the Company, to a period of six months, as well as a corresponding amendment to the Company’s compensation policy for office holders.

The Company’s shareholders also approved to grant a director, 250,000 stock options (non-tradable), which are exercisable into 250,000 Ordinary Shares, at an exercise price of $ 2.33 per share. On April 19, 2017, the Company’s shareholders approved the reduction of exercise price to $ 1.84 per share.

D.	On January 27, 2016, pursuant to an exercise of 3,746,161 warrants by Mr. Amit Dror, who serves as Chief Executive Officer of the Company, Mr. Dagi Ben-Noon, who served as Chief Operating Officer, Mr. Simon Anthony-Fried, who serves as Chief Marketing Officer, and Mr. Sharon Fima, who served as Chief Technology Officer, and in consideration of approximately $ 816 thousands, the Company issued 3,746,161 Ordinary Shares.

E.	On April 19, 2017, the Company’s shareholders approved the immediate acceleration of the unvested options granted to Yoel Yogev and Zvika Yemini in 2015, and that their options shall remain exercisable for an extended period of time until November 2020, subject to their resignation from the Company’s board of directors.

F.

On April 19, 2017, the Company’s shareholders approved to grant Avi Reichental, a director, 275,000 stock options (non-tradable), which are exercisable into 275,000 Ordinary Shares, at an exercise price of $ 1.77 per share.

On January 1, 2018, the Company’s shareholders approved to grant Itzhak Shrem, a director, 275,000 stock options (non-tradable), which are exercisable into 275,000 Ordinary Shares, at an exercise price of $ 1.59 per share and 25,000 stock options (non-tradable), which are exercisable into 25,000 Ordinary Shares to Avi Reichental, the Chairman of the board of directors, at similar exercise price.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 21 – Transactions and Balances with related parties (Continued)

G.	On November 20, 2017, the board of directors of the Company approved a non-exceptional transactions in which Mr. Avi Reichental, a director of the Company, has a personal interest, for an open innovation and show room agreements between Nano Dimension USA Inc. and XponentialWorks Inc. and Techniplas, LLC, whereby the Company will lease space and use sales and marketing services in favor of the customer experience center in Ventura, as well as establish a cooperation in the field of car electronics starting on December 1, 2017.

Note 22 – Events after the reporting date

A.	After the reporting period, in February 2019, the Company issued, pursuant to a public offering in the U.S., an aggregate of 80,000,000 Ordinary Shares (16,000,000 ADSs), 80,000,000 non-tradable warrants (exercisable into 80,000,000 Ordinary Shares) and 60,000,000 non-tradable rights to purchase (exercisable into 60,000,000 Ordinary Shares), according to the exercise terms determined. In case the Company will not have an effective registration statement in time of exercising of the rights to purchase or the warrants, they include a cashless exercise mechanism. Thus, the rights to purchase and the warrants will be classified as financial liability and will be measured at fair value through profit and loss. The total gross proceeds from the offering were approximately $12,000,000, before deducting underwriting discounts and commissions and other offering-related expenses. The total (net) consideration was approximately $10,600,000.