Form 20-F
period 2019-12-31
Nano Dimension Ltd.
filed 2020-03-10
CIK 1643303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.:  001-37600

NANO DIMENSION LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel

(Jurisdiction of incorporation or organization)

2 Ilan Ramon

Ness Ziona

7403635 Israel

(Address of principal executive offices)

Yoav Stern

President and Chief Executive Officer

+972-073-7509142

yoav.s@nano-di.com

2 Ilan Ramon

Ness Ziona

7403635 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depository Shares each representing 50 Ordinary Shares, par value NIS 0.10 per share(1) Ordinary Shares, par value NIS 0.10 per share(2)	NNDM	Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts.
(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

209,453,259 Ordinary Shares, par value NIS 0.10 per share, as of December 31, 2019.

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

Yes ☒                  No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

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

Yes ☐    No ☒

i

INTRODUCTION

We are a leading additive electronics provider. We believe our flagship proprietary DragonFly Lights-Out Digital Manufacturing (LDM) system is the first and only precision system that produces professional multilayer circuit-boards (PCB), radio frequency (RF) antennas, sensors, conductive geometries, and molded connected devices for rapid prototyping through custom additive manufacturing. We have been actively developing our additive manufacturing technology since 2014, and since that time we have listed our securities on the Tel Aviv Stock Exchange, or TASE, and Nasdaq Capital Market, or Nasdaq, and through September 2019, have spent approximately $70 million to build our additive electronics company. With our unique additive manufacturing technology for additively manufactured electronics, we are targeting the growing market for smart electronic devices that rely on printed circuit boards, connected devices, RF components and antennas, sensors, and smart products, including Internet of Things (IoT).

We were incorporated under the laws of the State of Israel in December 1960. Our Ordinary Shares, or Ordinary Shares, are listed on the TASE, under the symbol “NNDM.” On February 12, 2020, our board of directors resolved to voluntarily delist from the TASE. The last day of trading of our Ordinary Shares on the TASE will be on May 20, 2020. The ADSs will continue to trade on the Nasdaq Capital Market. On March 7, 2016, our American Depositary Shares, or ADSs, each representing five of our Ordinary Shares, commenced trading on the Nasdaq under the symbol “NNDM.” On October 22, 2019, we effected a change in the ratio of our ADSs to Ordinary Shares from one (1) ADS representing five (5) Ordinary Shares to a new ratio of one (1) ADS representing fifty (50) Ordinary Shares. All descriptions of our ADS herein, including ADS amounts and per ADS amounts, are presented after giving effect to the ratio change.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Nano Dimension” refer to Nano Dimension Ltd. and its subsidiaries, Nano Dimension Technologies Ltd., and Nano Dimension IP Ltd., Israeli corporations, Nano Dimension USA Inc., or Nano USA, a Delaware corporation, and Nano Dimension (HK) Limited, a Hong Kong corporation.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.10 per share. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

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

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. We derived the selected data under the captions “Consolidated Statement of Profit or Loss and Other Comprehensive Income Data” for the years ended December 31, 2019, 2018 and 2017, and “Consolidated Statement of Financial Position Data” as of December 31, 2019 and 2018 from the audited consolidated financial statements included elsewhere in this Annual Report. We derived the selected data under the captions “Consolidated Statement of Profit or Loss and Other Comprehensive Income Data” for the years ended December 31, 2016 and 2015 and “Consolidated Statement of Financial Position Data” as of December 31, 2017, 2016 and 2015 from audited financial statements that are not included in this Annual Report on Form 20-F. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements. Other financial and operating data contains unaudited information that is not derived from our financial statements.

(in thousands of U.S. dollars except per share data)	Year Ended December 31,
	2015(*)(**)	2016(*)(**)	2017(*)	2018	2019
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenues	-	46	829	5,100	7,070
Cost of revenues	-	19	409	3,594	4,312
Cost of revenues- amortization of intangible	-	174	743	772	772
Gross profit (loss)	-	(147)	(323)	734	1,986
Research and development expenses, net	2,855	4,043	10,819	8,623	8,082
General and administrative expenses	2,413	3,818	3,363	3,002	3,270
Sales and marketing expenses	493	1,006	2,183	4,259	5,469
Operating loss	5,761	9,014	16,688	15,150	14,835
Finance expenses (income), net	(356)	(38)	815	338	(6,482)
Total Comprehensive loss	5,405	8,976	17,503	15,488	8,353

Basic and diluted loss per Ordinary Share (in USD)	0.20	0.22	0.31	0.17	0.05
Weighted average of number of Ordinary Shares used in the calculation of the basic and diluted loss per Ordinary Share	26,819	40,760	56,540	91,799	175,634

(*)	Presented according to the change in our functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. The change in functional currency is accounted for prospectively from that date. Accordingly, comparative profit or loss figures have been translated into U.S. dollars using average exchange rates for the reporting periods.

(**)	Reclassified - In 2017, we began to present our sales and marketing expenses separate from other operating expenses. Thus, for comparison we have reclassified the expenses in the previous years.

(in thousands of U.S. dollars except per share data)	As of December 31,
	2015(*)	2016(*)	2017(*)	2018	2019
Consolidated Statement of Financial Position Data:
Cash	8,665	12,379	6,103	3,753	3,894
Total assets	13,208	22,226	21,496	20,303	22,858
Total non-current liabilities	254	955	1,135	1,139	6,831
Accumulated loss	9,644	18,619	36,122	51,610	59,963
Total equity	12,405	19,303	18,166	15,572	11,602
Number of shares outstanding	34,321,056	50,142,804	62,511,208	97,098,693	209,453,259

(*)	Presented according to the change in our functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. The change in functional currency is accounted for prospectively from that date. Comparative assets and liabilities figures have been translated into the presentation currency at the rate of exchange prevailing at the reporting date. Components of equity have been translated at the exchange rates prevailing at the dates of the relevant transactions. The exchange rate differences arising from such translation have been recorded as a part of the equity as “presentation currency translation reserve.”

Other financial and operating data:

(in thousands of U.S. dollars)	Year Ended December 31,
2019
EBITDA	(12,143)
Adjusted EBITDA	(11,704)

EBITDA is a non-IFRS measure and is defined as earnings before financial expense (income), income tax, depreciation and amortization, and loss or gain from the disposal of property plant and equipment. We believe that EBITDA, as described above, should be considered in evaluating the company’s operations. EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and EBITDA is useful to an investor in evaluating our operating performance because they are widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to one-time costs associated with non-recurring events and without regard to non-cash items.

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before financial expense (income), income tax, depreciation and amortization, loss or gain from the disposal of property plant and equipment, and share based payments. We believe that Adjusted EBITDA, as described above, should be considered in evaluating the company’s operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and Adjusted EBITDA is useful to an investor in evaluating our operating performance because it’s widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share based payments.

The following is a reconciliation of net loss to EBITDA and adjusted EBITDA:

(in thousands of U.S. dollars)	Year Ended December 31,
2019
Net loss	(8,353)
Financial expense (income), net	(6,482)
Depreciation, amortization and disposal of property plant and equipment	2,692
EBITDA	(12,143)
Share based payments	439
Adjusted EBITDA	(11,704)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

From March 7, 2014 until August 25, 2014, we were a “shell corporation” and did not have any business activity, excluding administrative management. On August 25, 2014, we closed a merger transaction, or the Merger, with Nano Dimension Technologies Ltd., or the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. Since the date of the Merger, we have been operating as a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses, and anticipate that we will continue to incur significant losses for the foreseeable future.

Since the date of inception of the Subsidiary, and as of December 31, 2019, we have incurred net losses of approximately $60 million.

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

We began commercializing our products in the fourth quarter of 2017 and have generated limited revenues since the date of the Merger. Our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

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

Our consolidated financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Our audited consolidated financial statements for the period ended December 31, 2019, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

Risks Related to Our Business and Industry

We depend entirely on the commercial success of our DragonFly LDM system and ink products, and we may not be able to successfully scale up their commercialization.

We have invested the majority of our efforts and financial resources in the research and development of our products. As a result, our business is entirely dependent on our ability to successfully commercialize our DragonFly LDM system and ink products. In the fourth quarter of 2017 we initiated commercial sales of our DragonFly LDM system. We cannot assure you that our commercialization efforts will lead to meaningful sales of our products.

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

We expect to continue to make investments in our DragonFly LDM system and our related ink products. We expect that our annual operating expenses will continue to increase as we invest in sales and marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Our failure to expand operational and financial systems timely or efficiently could result in operating inefficiencies, which could increase our costs and expenses more than we had planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

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

This risk of product liability claims may also be greater due to the use of certain hazardous chemicals used in the manufacture of certain of our products. In addition, we may be subject to claims that our additive manufacturing systems have been, or may be, used to create parts that are not in compliance with legal requirements.

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

We purchase component parts and raw materials that are used in our DragonFly LDM system and ink products from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts and raw materials that we use, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Our reliance on a single or limited number of vendors involves a number of risks, including:

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

We currently assemble and test the systems that we sell, and produce consumables for our systems, at a single facility. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply systems or consumable materials to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We expect to derive a substantial percentage of our sales from international markets. Accordingly, we will face significant operational risks from doing business internationally, including:

●	fluctuations in foreign currency exchange rates;

●	potentially longer sales and payment cycles;

●	potentially greater difficulties in collecting accounts receivable;

●	potentially adverse tax consequences;

●	reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

●	difficulties in staffing and managing foreign operations;

●	laws and business practices favoring local competition;

●	costs and difficulties of customizing products for foreign countries;

●	compliance with a wide variety of complex foreign laws, treaties and regulations;

●	an outbreak of a contagious disease, such as coronavirus, which may cause us, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

●	being subject to the laws, regulations and the court systems of many jurisdictions.

Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our operating results.

Our business and operations may be adversely affected by the recent coronavirus outbreak or other similar outbreaks.

We derive a certain portion of our revenue from the Asia-Pacific region. As a result of the coronavirus or other similar outbreaks or adverse public health developments, particularly in Asia, our sales and operations, and those of our customers and suppliers, may experience delays or disruptions, such as difficulty obtaining components and temporary delay in sales. Furthermore, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect our operating results. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

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

The export of our products internationally from our production facilities subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances such as the U.S. Toxic Substances Control Act and the Registration, Evaluation, Authorization and Restriction of Chemical Substances. These laws and regulations require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.

Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

We are highly dependent on Yoav Stern, our President and Chief Executive Officer, Amit Dror, our Customer Success Officer, and Jaim Nulman, our Chief Technology Officer. The loss of their services without a proper replacement may adversely impact the achievement of our objectives. Messrs. Stern, Dror and Nulman may leave our employment at any time subject to contractual notice periods, as applicable. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives. There is no assurance that any equity or other incentives that we grant to our employees will be adequate to attract, retain and motivate employees in the future. Moreover, certain of our competitors or other technology businesses may seek to hire our employees.

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

We have sought to protect our proprietary position and sustain our competitive advantage by filing patent applications in the United States and in other countries, where our major production and sales take place. Patent prosecution in the United States and the rest of the world is uncertain, expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We have a growing portfolio of twenty seven provisional and non-provisional pending patent applications, with a robust pipeline. These are filed with the U.S. Patent and Trademark Office, or USPTO, the World Intellectual Property Organization, or WIPO, and various patent offices around the world, such as China, Japan, Europe, and South Korea. The patent applications were filed through the Paris Convention Treaty, or PCT, and six for which we have issued U.S. and South Korean patents, with two more applications that were indicated as allowed but have not issued yet. We cannot offer any assurances about which, if any of the pending patent applications will issue, the scope of protection of any such patent or whether any issued patents will be found invalid and/or unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

We have two patents and their continuations and foreign counterparts licensed exclusively from the Hebrew University covering some of our underlying core technology. To the extent the licensed patents are found to be invalid or unenforceable, we may be limited in our ability to compete and market our products. The terms of our license with Hebrew University leave full control of any and all enforcement of the licensed patents with Hebrew University. If Hebrew University elects to not enforce any or all of the licensed patents it could significantly undercut the value of any of our products, which would materially adversely affect our future revenue, financial condition and results of operations. Moreover, fluctuating currency rates may create inconsistencies in the royalty payments we have under the license.

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

It is also possible that we have failed to identify relevant third party patents or applications. For example, U.S. patent applications filed before September 29, 2018 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new products or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications, or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to 2013, the first to make the claimed invention without undue delay in filing, was entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. Since 2013, the United States has moved to a first to file system. Changes in the way patent applications will be prosecuted could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our new products, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

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

In the past, we have been subject to litigation disputes involving the ownership of our intellectual property. In 2015, a claim was filed in the District Court in Tel-Aviv Jaffa alleging that certain of our officers and employees misappropriated commercial secrets and technology while employed at a previous employer. While this claim was settled without material effects to our business, we continue to employ individuals who were previously employed at our competitors or potential competitors. We try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, but we may nevertheless be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may result and be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

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

Risks Related to the Ownership of Our ADSs or Ordinary Shares

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ADSs or Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, which will be December 31, 2021, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our ADSs or Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our ADSs or Ordinary Shares less attractive as a result, there may be a less active trading market for our ADSs or Ordinary Shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Israeli Companies Law, or the Companies Law, requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2019, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares in the event that we are a PFIC. See “Item 10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

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

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our ADSs or Ordinary Shares, and the price and trading volume of our ADSs or Ordinary Shares could decline.

The trading market for our ADSs or Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our ADSs or Ordinary Shares, or provide more favorable relative recommendations about our competitors, the price of our ADSs or Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our ADSs or Ordinary Shares to decline.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

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

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately $1,810,000 that we received from Israel’s Innovation Authority, or the IIA, as of December 31, 2019. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of London Interbank Offered Rate, or LIBOR, applicable to U.S. dollar deposits. The United Kingdom’s Financial Conduct Authority, which regulates the LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA. Management continues to monitor the status and discussions regarding LIBOR. We are not yet able to reasonably estimate the expected impact.

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

Our legal and commercial name is Nano Dimension Ltd. We were incorporated in the State of Israel in December 1960, and are subject to the Companies Law. We were incorporated under the name Polgat Woolen Industries Kiryat Gat Ltd. On December 30, 1981, our name was changed to Polgat Industries Ltd. On January 1, 1995, our name was changed to Polgat Ltd., and on October 28, 2007, our name was changed to ZBI Ltd. In 1977, we became a public company in Israel and our shares were listed for trade on the TASE, and on October 29, 2014, we changed our name to Nano Dimension Ltd. Our Ordinary Shares are currently traded on the TASE under the symbol NNDM. On February 12, 2020, our board of directors resolved to delist our Ordinary Shares from trade on the TASE. The delisting of our Ordinary Shares from trading on the TASE is expected to be on May 20, 2020. ADSs representing our Ordinary Shares currently trade in the United States on the Nasdaq Capital Market under the symbol “NNDM.”

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

Our website address is www.nano-di.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov. Zysman, Aharoni, Gayer and Sullivan & Worcester LLP is our agent in the United States, and its address is 1633 Broadway, New York, NY 10019.

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

Our cash used in investing activities for 2019, 2018 and 2017 amounted to $641,000, $1,232,000 and $3,691,000, respectively (excluding leases transactions). These cash was used primarily for purchases of fixed assets and investment in restricted bank deposits. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B.	Business Overview

We are a leading additive electronics provider. We believe our flagship proprietary DragonFly LDM system is the first and only precision system that produces professional multilayer PCBs, RF antennas, sensors, conductive geometries, and molded connected devices for rapid prototyping through custom additive manufacturing. We have been actively developing our additive manufacturing technology since 2014, and since that time we have listed our securities on the TASE and Nasdaq, and through September 2019, have spent approximately $70 million to build our additive electronics company. With our unique additive manufacturing technology for additively manufactured electronics, we are targeting the growing market for smart electronic devices that rely on printed circuit boards, connected devices, RF components and antennas, sensors, and smart products, including IoT.

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

Our DragonFly LDM precision system for additive manufacturing of printed electronics uses our proprietary liquid nano-conductive and dielectric inks that are designed specifically to print multilayer circuitry and 3D electronics. We believe that our DragonFly LDM precision system will obviate the reliance on third-party manufacturers during the development, short run manufacturing and prototyping of smart connected products, such as sensors, conductive geometries, antennas and RF components, professional multilayer PCBs and molded connected devices for rapid prototyping and custom additive manufacturing.

In 2019 and 2018, we increased our sales and commercialization efforts and sold 57 systems worldwide during those years. As a part of scaling our operations, we have three Customer Experience Centers, or CECs, spanning across the United States, Hong Kong and Israel. The CECs are designed to accelerate the adoption of additive manufacturing for electronics development and serve as customer and reseller training facilities and sales support centers.

In order to leverage and expedite our go to market strategy, we partnered with 20 value added resellers, or VARs, around the world. We have multiple VAR relationships in the United States, the United Kingdom, Ireland, Canada, Germany, France, Italy, Belgium, Australia, Turkey, China, Taiwan, Korea and Czech Republic.

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

A multilayer electronic circuit contains two or more different conductive layers, while an older single-layer circuit contains only one layer of conductors. In the past, in inexpensive circuits, there were single or dual layer circuits. Advanced circuits, which are required for modern products (such as mobile phones, computer cards and more), contain advanced multilayer circuits with a much larger number of layers. Modern electronics have become more complex and often contain thousands of connections between various components of the same electronic circuit. In order to enable this complexity in a limited area and to prevent electronic short circuits, the connections are divided into a number of layers that are connected within the same multilayer electronic circuit. Our DragonFly LDM system is designed to efficiently print prototype PCBs, circuits and antennas that conform to the requirements of modern complex electronics.

One of the main issues with the traditional process of PCB prototype development is the outsourced manufacturing delay. Modern and advanced PCBs are complex and are often comprised of more than ten layers. As a general rule, the time for manufacturing depends on the complexity and number of layers that a PCB contains. Consequently the time it takes to receive an advanced PCB prototype from a third party manufacturer may reach several weeks. While the life cycle of modern products is shortening, the need for rapid prototyping increases. Our DragonFly LDM system offers a solution to the pain of a slow time-to-market turnaround of advanced PCB prototypes, and enables developers of PCBs the freedom to innovate and painlessly employ an efficient trial-and-error process on a day to day basis.

Another issue with the traditional process of PCB prototyping is confidentiality. The usage of outsource services in order to produce a PCB prototype forces the developer to share the PCB design files of a future product months before the product is expected to reach the market. Our DragonFly LDM system is intended to be an in-house solution to this issue.

Market Opportunity

The future of the 3D printed electronics market looks promising with opportunities in IoT connected products, communication, computer/peripheral, and defense, automotive industries and in aerospace. We estimate market potential by looking at several market references including the 3D printed electronics market, the total PCB market, and PCB software design market.

Technavio’s market research analysts predict that the total PCB market will grow at a compound annual growth rate, or CAGR, of more than 6% by 2021. Other analysts estimate that the PCB market will reach an estimated $72.6 billion by 2022.

Within the total PCB market is the more specific market of PCB design software. We believe that many users of design software would benefit from the use of an in-house additive manufacturing system. Future Market Insights forecasts the global PCB design software market to increase at 12.9% CAGR during 2016-2026, and reach $4.75 billion in revenues by the end of 2026.

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

We market and sell our products and services worldwide, primarily to companies that develop products with electronic components, including companies in the defense industry, including the U.S. Armed Forces, the automotive sector, consumer electronics, semiconductor, aerospace, and medical industries and to research institutes. Our primary market is the U.S., though we have also experienced growth in Asia Pacific and Europe and expect that trend to continue.

Our goal is to expedite our growth and to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we plan to:

●	Increase sales. We are advancing our commercialization efforts and infrastructure, and allocating more resources to activities executed by our U.S. and Hong Kong headquarters, including increasing sales manpower.

●	Increase amount of applications and advanced electronics applicable use cases. In collaboration with our customers, create applications that can expedite the usage of our products for production grade products and consequently increase our sales. Our main focus is in collaboration with customers in the fields of automotive, aerospace, medical devices and defense.

●	Form alliances with industry leaders. We plan to collaborate with companies in the fields of design and manufacturing in order to expedite the adoption of our technology by the market.

●	Capitalize on our nano-conductive and dielectric inks, and software technology products. We plan to exploit our inks as supplemental products to our DragonFly LDM system. We also plan to increase the software options and enable levels of licensing that we could monetize.

Our strategic growth plan includes the following:

●	Current state: Monetize commercially available products and services for additive electronics design.

●	Horizon 1: Deliver higher speed production-grade additive electronics systems and more materials and services.

●	Horizon 2: Deliver hybridized capabilities that combine mechanical functionality within electrified geometries.

Products

Our products currently consist of three main product lines – our DragonFly LDM precision system, proprietary ink products and software.

DragonFly LDM Precision System for additive manufacturing of printed electronics

Our DragonFly LDM can print sensors, conductive geometries, RF devices, antennas, professional multilayer PCBs, and molded connected devices for rapid prototyping and custom additive manufacturing.

Our DragonFly LDM precision system is the first and only system that we are aware of that is customized specifically to print multilayer PCBs for advanced electronics. The Dragonfly LDM is designed to allow users the ability to print ready-to-use electronics and connected devices in-house, within hours. Possible applications of our products include aerospace, smart cars, IoT-connected products, RF components and encapsulated sensors for military and civil applications.

Our DragonFly LDM system is designed to print electronic conductors and dielectric (non-conductive) layers based on a user’s specific design plan. Our DragonFly LDM system uses at least two types of ink (i.e. conductive and dielectric) in order to lay down successive layers that literally build ready-to-use electronics. The printer receives digital files as input and converts them into print jobs in order to build the multilayer PCB, sensors, antenna or circuit. No cutting or drilling is required in the process of additive manufacturing of a multilayer PCB with our DragonFly LDM precision system.

Our DragonFly LDM system includes our dedicated and proprietary print-job editing software named ‘Switch’ and a printing control software named DragonFly, which enable smooth and seamless usage for our customers. Our software is not intended to be a replacement for PCB or computer aided design (CAD) design software, but rather conveniently allow our customers to continue to design their smart parts with their preferred PCB/CAD design software. After the user has concluded the design, the files are simply sent to the DragonFly LDM in Gerber (.gbr) or stereolithographic (.stl) format with a user-friendly interface, similar to the usage of commonplace inkjet and laser printers. Our proprietary software employs traditional methods of 3D printing by virtually converting end products to be printed (such as PCBs) into a large number of thin slices, which are then printed one on top of the other.

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

Our DragonFly LDM system has multiple advantages, including:

●	In-house prototypes and low volume production. Our DragonFly LDM system offers its users an efficient, quick, available, accessible and immediate solution for prototype production of smart products such as encapsulated sensors, antennas, multilayer PCBs and free-form geometry 3D circuits. Currently, electronics companies and others engaged in the development of products based on PCBs are forced to rely on service suppliers that manufacture PCBs through a complex and inefficient process.

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

Our DragonFly LDM system obviates the reliance on external service suppliers and provides electronics companies and others the luxury of an office-friendly system in their in-house research laboratory with the ability to print prototypes of PCBs as required for electronic device development – all during a relatively short period of time.

●	Information security and professional secrecy. Contracting with external service suppliers (outsourcing) in order to create prototypes of PCBs during early stages of the development process of novel electronic devices may unnecessarily compromise the security of sensitive and confidential information. Currently, however, there is hardly a practical solution. By allowing companies to bring prototype development in-house, our DragonFly LDM system offers a practical solution to this issue.

●	Industry first. We believe that we are a pioneer and a leader in our industry. We are not aware of any other company in the global electronics market that currently offers a 3D printer that prints professional grade smart parts.

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

Our wet-chemistry approach to making silver nano-particles starts with a raw material compound containing silver which may be acquired from a number of chemical suppliers. The patented process, licensed from the Hebrew University, is highly efficient and very clean. We can reliably extract 10 to 100 nanometer sized particles of pure silver. We are able to control the size, shape and dispersion of the silver nano-particles in accordance with specific printing requirements. We can also formulate inks for a variety of substrates and printing profiles.

In addition, in July 2016, we filed a patent application with the USPTO for the development of a new nano metric conductive ink, which is based on a unique synthesis. The new nano-particle synthesis further minimizes the size of the silver nano-particles in our ink products. The new process achieves silver nano-particles as small as 4 nano-meters. We believe that accurate control of nano-particles’ size and surface properties will allow for improved performance of our DragonFly LDM system. The innovative ink enables lower melting temperatures and more complete sintering (fusing of particles into solid conductive trace), leading to an even higher level of conductivity. The innovative ink has the potential to accelerate printing speeds and save ink for the 3D printing of electronics.

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

In July 2016, we completed the development of the initial version of our software package and we have been adding features and improvements to it from time to time. The Switch is included in our DragonFly LDM system. The Switch software enables preparation of production files of printed electronic circuits using the DragonFly LDM system. The software supports customary formats in the electronics industry such as Gerber files, as well as vertical interconnect access (VIA) and DRILL files. The Switch software presents a unique interface that displays Gerber files and an accurate and detailed description of the PCB’s structure, which facilitates a highly precise conversion to a 3D file format.

Multilayer 3D files can be prepared from standard file formats, with the software allowing for adjustments in numerous parameters such as layer order and thickness.

When the print-job is ready the user simply loads the design file from Switch straight into the Dragonfly LDM printer and uses the DragonFly software to manage and control the print.

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

We have a growing portfolio of four issued U.S. patents and twenty seven provisional and non-provisional patent applications with the USPTO, WIPO filed through the PCT, and with the respective patent offices of China, Europe, South Korea and Japan. A provisional patent application is a preliminary application that can be filed less formally than a non-provisional application, and establishes a priority date for the patenting process for the invention disclosed therein.

Our growing patent portfolio can be divided into four main areas:

1. Mechanical: covering printer components and peripherals with three granted U.S. patents (9,227,444, 9,259,933, and 9,878,549), as well as several patent applications, directed to components and systems varying from print heads regeneration systems, print heads cleaning and ink recycling systems.

2. Chemical: covering ink compositions and related nanoparticles, both dielectric and conducting. Of these, two applications were granted in the U.S. (10,385,175) and South Korean Patent offices. Other chemical applications are directed to ceramic inks, flexible ink (indicated as allowable), oxidation-resistant conductive inks, and support inks.

3. Applications: covering 3D printing applications and computer applications. The 3D printing applications are directed to various methods of printing additive manufacturing electronics, flexible printed circuits (FPCs) and high density interconnects (HDIs) circuits with embedded components. Additional filings were directed inter-alia to composite printing, cooling pads and infrastructures, bridging members between integrated circuits, vertically embedded integrated circuit (IC) wells and their interconnectivity, as well as coreless transformers.

4. Industrial Design/Design: covering the ornamental aspects of the printer and various printer components, with one granted U.S. patent (D543,612).

In addition to patent applications, in September 2014, we entered into an exclusive license agreement with the Research and Development Company of the Hebrew University of Jerusalem, Ltd., or Yissum, for two patents that cover the unique method of manufacturing our consumable nano-conductive ink for the 3D printing of electronic circuits. The agreement was amended and restated in April 2015. Pursuant to the license agreement, we will be required to pay Yissum low to mid-single digit percentage royalties on sales of our conductive ink. The exclusive license agreement is in effect for the longer of remaining usable life of the patents and patent applications, or 15 years from the first commercial sale of a product relating to the licensed technology in the country in which the first commercial sale occurred. Currently, the status of the license is under review and it is possible that we may terminate the license to one of the patents.

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

To the best of our knowledge, our additive manufacturing system is the first and only one of its kind, and as of the date of this annual report on Form 20-F, there are no three-dimensional ink injection printers that print multilayer electronic circuits for the purposes of in-house PCB prototype development. However, there are many companies worldwide that manufacture PCBs.

In the United States and globally, we face many competitors that specialize in contract electronic manufacturing, and specifically the manufacturing of prototype PCBs. We estimate that there are approximately 1,800 companies in the United States that manufacture or provide PCBs on a per-order basis.

Research and Development

From time to time we explore the application of our technology to additional areas within 3D printing and other industries.

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

For the years ended December 31, 2019, 2018 and 2017, we incurred $8,082,000, $8,623,000 and $10,819,000, respectively, of research and development expenses.

Grants from Israel’s Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2019, we have received the aggregate amount of $1,810,000 from the IIA for the development of our additive manufacturing system and nano-inks. With respect to such grants we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

Production and Manufacturing

We purchase the raw materials required for the production of our products, including components of additive manufacturing systems and materials to produce our nano-inks products. To date, all of our printers, including our DragonFly LDM, are manufactured in-house. We have entered into a non-exclusive agreement with a global manufacturer that would serve as our primary manufacturer and supplier for our commercial additive manufacturing systems when we are required to scale up our production further or expand it to additional global geographies. Pursuant to the agreement, we are not obligated to make any minimum purchases and prices will be agreed upon between us from time to time and based on specific purchase orders. The extent of this and any other engagement with third party manufacturers will be managed to match production volumes.

With respect to our ink products, we intend to keep full control of the value chain, from research and development through self-manufacturing and global sales. In September 2016, we initiated a production facility to support the commercialization and production of our proprietary nano-conductive ink and dielectric ink. In October 2017, we announced the opening of our nano-particle ink production facility to support the commercialization and production of our proprietary nano-conductive ink and dielectric ink for our DragonFly additive manufacturing system. We believe that the size and capacity of this facility, located in the same building as our offices, will be sufficient to support our future commercialization activities. In January 2018, we achieved certification for two international standards- the OHSAS 18001:2007 for occupational health and safety within the workplace and the ISO 14001:2015 Standard – EMS (Environmental Management System).

Sales and Marketing

We began commercializing our first professional grade 3D Printer, the DragonFly Pro 3D printer, during the fourth quarter of 2017. In July 2019, we introduced our new DragonFly LDM printing technology, the industry’s only comprehensive additive manufacturing platform for round-the-clock 3D printing of electronic circuitry. The unique DragonFly LDM system is designed for industry 4.0 and manufacturing for the IoT, and is the extension of the successful DragonFly Pro precision system. In order to leverage and expedite our go to market strategy, we partnered with VARs around the world. As of the end of February 2020, we have VAR relationships in the United States, the United Kingdom, Ireland, Canada, Germany, France, Italy, Belgium, Australia, Turkey, Spain, Czech Republic, China, Taiwan and Korea. We are now focused on accelerating our direct reach to end-customers through direct sales.

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

Our offices, research and development facility and in-house laboratory are located at our headquarters at 2 Ilan Ramon, Ness Ziona 74036, Israel, where we currently occupy approximately 34,000 square feet. We lease our headquarters under three separate leases. The first lease, which accounts for about 37% of our office space, ends on August 31, 2024, the second lease, which accounts for about 37% of our office space, ends on December 31, 2023, and the third lease, which accounts for about 26% of our office space, ends on August 31, 2021. The total monthly rent payment for the facilities in Israel is currently approximately $58,000. From March 2018 through February 2020, we had offices in Santa Clara, California, where we occupied approximately 1,915 square feet. The total monthly rent payment for the facilities in Santa Clara was approximately $3,400. Effective from February 1, 2020, we entered into an administrative services agreement between Nano Dimension USA Inc. and Breezer Holdings LLC, whereby the Company will lease space and will use logistic services for of our office in Boca Raton, Florida, for consideration of $6,000 per month. Since March 2019, we also have offices in Hong Kong Science Park, where we occupy approximately 1,500 square feet. The total monthly rent payment for the facilities in Hong Kong is currently approximately $7,000.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the IASB and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our discussion and analysis for the year ended December 31, 2018 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on March 14, 2019.

Overview

To date, we have generated limited revenues from the sale and lease of our products. In the fourth quarter of 2017 we begun commercializing our products and our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. As of December 31, 2019, we had an accumulated deficit of $59,963,000. Our financing activities are described below under “Liquidity and Capital Resources.” We currently estimate that we have the necessary capital in order to establish our commercial infrastructure.

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
	2018	2019
(in thousands of U.S dollars)
Payroll	4,890	4,834
Subcontractors	70	82
Patent registration	70	144
Materials	1,065	1,001
Rental fees and maintenance	908	197
Depreciation	880	1,534
Other expenses	782	339
Grants	(42)	(49)
Total	8,623	8,082

Subcontractor expenses include expenses for development consultants and service providers, which are not employees. The services provided by these consultants and service providers include, but are not limited to, chemistry consulting, software and electronics subcontractors and consulting and chip processing consulting.

Our development expenses are presented net of government grants.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries, marketing, commissions and advertising services, depreciation, rental fees, and travel.

The following table discloses the breakdown of sales and marketing expenses:

	Year ended December 31,
	2018	2019
(in thousands of U.S dollars)
Payroll	2,226	2,873
Marketing, commissions and advertising	1,381	1,808
Depreciation	186	212
Travel abroad	201	317
Rental fees and maintenance	64	114
Other expenses	201	145
Total	4,259	5,469

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, director fees, office expenses, depreciation, taxes and fees, and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
	2018	2019
(in thousands of U.S dollars)
Payroll	996	1,000
Professional services	1,114	1,358
Directors pay	306	214
Office expenses	311	359
Depreciation	-	78
Fees	32	22
Travel abroad	45	37
Rental fees and maintenance	91	43
Other expenses	107	159
Total	3,002	3,270

Comparison of the year ended December 31, 2019 to the year ended December 31, 2018

Results of Operations

	Year ended December 31,
U.S. dollars in thousands	2018	2019
Consolidated Statements of Operations Data
Revenues	5,100	7,070
Cost of revenues	3,594	4,312
Cost of revenues- amortization of intangible	772	772
Gross profit	734	1,986
Research and development expenses, net	8,623	8,082
Sales and marketing expenses	4,259	5,469
General and administrative expenses	3,002	3,270
Operating loss	15,150	14,835
Finance expense (income), net	338	(6,482)
Total comprehensive loss	15,488	8,353
Loss attributable to holders of Ordinary Shares	15,488	8,353

Revenues

Our revenues for the year ended December 31, 2019 amounted to $7,070,000, representing an increase of $1,970,000 or 39%, compared to $5,100,000 for the year ended December 31, 2018. The increase is due to an increase in sales price of our DragonFly LDM additive manufacturing system, as well as an increase in consumables revenues, during 2019. Our revenues are derived mainly from sales of our systems, consumables and support services to our customers. In 2019, we sold 27 systems, and in 2018, we sold 30 systems.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2019 amounted to $5,084,000, representing an increase of $718,000 or 16%, compared to $4,366,000, for the year ended December 31, 2018. Cost of revenues consists of $4,312,000 and an additional $772,000 in respect of amortization of intangible assets, representing an increase of $718,000 or 20%, compared to $3,594,000. The increase is primarily as a result of the increase in our revenues.

Gross Profit

Our gross profit for the year ended December 31, 2019 amounted to $1,986,000, compared to a gross profit of $734,000 for the year ended December 31, 2018.

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2019 amounted to $8,082,000, representing a decrease of $541,000 or 6%, compared to $8,623,000 for the year ended December 31, 2018. The decrease resulted primarily from an expense recognized in 2018 for disposal of research and development equipment that was not in use.

Our research and development expenses for the year ended December 31, 2019 are presented net of government grants in the amount of $49,000. Our research and development expenses for the year ended December 31, 2018 are presented net of government grants in the amount of $42,000. The decrease in our rental expenses and the increase in our depreciation expenses in 2019 compared to 2018 is due to the implementation of IFRS 16, Leases, or IFRS 16.

Sales and marketing Expenses

Our sales and marketing expenses totaled $5,469,000 for the year ended December 31, 2019, an increase of $1,210,000 or 28%, compared to $4,259,000 for the year ended December 31, 2018. The increase resulted primarily from an increase of $647,000 in payroll and related expenses, and an increase of $427,000 in marketing, commissions and advertising expenses. During 2019, we decided to invest resources in sales and marketing activities, thus we increased the number of our sales and marketing personnel and also invested more in marketing and advertising and paid more sales commissions.

General and Administrative Expenses

Our general and administrative expenses totaled $3,270,000 for the year ended December 31, 2019, an increase of $268,000 or 9%, compared to $3,002,000 for the year ended December 31, 2018. The increase resulted primarily from an increase of $244,000 in professional services expenses.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2019 was $14,835,000, as compared to an operating loss of $15,150,000 for the year ended December 31, 2018, a decrease of $315,000 or 2%.

Finance Expense and Income

Finance expense and income mainly consist of revaluation of financial liabilities and lease liabilities, fundraising expenses, revaluation of liability in respect of government grants, bank fees, and exchange rate differences.

We recognized net financial income of $6,482,000 for the year ended December 31, 2019, compared to net financial expense of $338,000 for the year ended December 31, 2018. The increase in income is primarily due to revaluation of financial liabilities measured at fair value, mainly due to the decrease in our share price.

Total Comprehensive Loss

As a result of the foregoing, our loss for the year ended December 31, 2019 was $8,353,000, as compared to $15,488,000 for the year ended December 31, 2018, a decrease of $7,135,000 or 46%.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2019, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Initial Application of IFRS 16 (Leases)

As from January 1, 2019, we apply IFRS 16 which replaced International Accounting Standard, or IAS, 17, Leases. The main effect of the IFRS 16’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in the previous standard. Until the date of application, we classified most of the leases in which we are the lessee as operating leases, since we did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS 16, for agreements in which we are the lessee, we recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which we have a right to control identified assets for a specified period of time, other than exceptions specified in the IFRS 16. Accordingly, we recognize depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36 and recognize financing expenses on a lease liability. Therefore, as from the date of initial application, lease payments relating to assets leased under an operating lease, which were presented as part of research and development, general and administrative, and sales and marketing expenses in the statement of profit or loss, are capitalized to assets and written down as depreciation and amortization expenses.

We elected to apply the IFRS 16 using the modified retrospective approach, with an adjustment to the balance of retained earnings as at January 1, 2019 and without a restatement of comparative data. In respect of all the leases, we elected to apply the transitional provisions such that on the date of initial application we recognized a liability at the present value of the balance of future lease payments discounted at its incremental borrowing rate at that date calculated according to the average duration of the remaining lease period as from the date of initial application, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the IFRS 16 did not have an effect on our equity at the date of initial application. In measurement of the lease liabilities, we discounted lease payments using the nominal incremental borrowing rate at January 1, 2019.

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

Recoverable amount of cash generating unit

As of December 31, 2019, our market value was less than the book value of our equity and accordingly, we assessed our value in use. The value in use assessment has been performed with the assistance of an external independent valuator and was determined by discounting the future cash flows to be generated from the continuing use of the unit based on a four-year cash flow forecast and a terminal value for the representative year. Based on the valuation, as of December 31, 2019, the value in use was significantly higher than our book value and accordingly no impairment has been recorded.

The valuation of the value in use included key assumptions such as revenue growth and discount rate. Changes in these assumptions may have an impact on future impairment losses recognition.

Fair value measurement of financial instruments

We account for financial liabilities relating to convertible notes, warrants and related derivatives at fair value through profit or loss. The fair value of these instruments are determined by using the Monte Carlo simulation method and the Black-Scholes model and assumptions regarding unobservable inputs used in the valuation model including the probability of meeting revenue targets, and weighted average cost of capital, all of which can lead to profit or loss from a change in the fair value of these instruments.

5.B	Liquidity and Capital Resources

Overview

Since our inception through December 31, 2019, we have funded our operations principally with $69,012,000 from the issuance of Ordinary Shares, warrants and convertible notes. As of December 31 2019, we had $3,894,000 in cash.

The table below presents our cash flows:

	December 31,
	2018	2019
	(in thousands of U.S. dollars)
Operating activities	(13,447)	(12,684)

Investing activities	(1,232)	(641)

Financing activities	12,480	13,441

Net increase (decrease) in cash	(2,199)	116

Operating Activities

Net cash used in operating activities of $12,684,000 during the year ended December 31, 2019 was primarily used for payment of salaries and related personnel expenses, payments for materials, rent, travel, professional services and other miscellaneous expenses.

Net cash used in operating activities of $13,447,000 during the year ended December 31, 2018 was primarily used for payment of salaries and related personnel expenses, payments for materials, rent, travel, professional services and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $641,000 during 2019 was primarily used for investments of our cash in fixed assets.

Net cash used in investing activities of $1,232,000 during 2018 was primarily used for investments of our cash in fixed assets.

Financing Activities

Net cash provided by financing activities of $13,441,000 in the year ended December 31, 2019 was mainly from the issuance of Ordinary Shares, warrants and convertible notes.

Net cash provided by financing activities of $12,480,000 in the year ended December 31, 2018 was mainly from the issuance of Ordinary Shares.

On February 21, 2018, pursuant to an underwriting agreement with National Securities Corporation, a wholly owned subsidiary of National Holdings Corporation, as the underwriters for a public offering of our ADSs that were offered pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333-217173), we issued 690,000 ADSs (representing 34,500,000 Ordinary Shares) at a price of $20.00 per ADS, and net proceeds to us from the sale of the shares was approximately $12,471,000.

On February 5, 2019, pursuant to an underwriting agreement with A.G.P./Alliance Global Partners, as the underwriter for a public offering of our ADSs, rights to purchase and warrants that were offered pursuant to a registration statement on Form F-1 (Registration No. 333-228521), we issued 1,600,000 units, each consisting of one ADS (representing 80,000,000 Ordinary Shares), one warrant to purchase one ADS, and one right to purchase 0.75 of an ADS, at a price of $7.50 per Unit. The net proceeds to us from the sale of the units was approximately $10,600,000.

On September 4, 2019, pursuant to a securities purchase agreement, we issued to certain accredited investors  convertible promissory notes with an aggregate original principal amount of $4,276,000 and an additional approximately $2,700,000 to be received in two subsequent closings. In February 2020, we and the holders of approximately 86% of the convertible promissory notes agreed to terminate substantially all remaining obligations arising under the private placement, including the two subsequent closings.

On February 7, 2020, pursuant to an underwriting agreement with ThinkEquity, a Division of Fordham Financial Management, Inc., as the underwriter for a public offering of our ADSs that were offered pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333-228521), we issued 2,588,318 ADS (representing 129,415,900 Ordinary Shares), at a price per ADS of $1.50. The gross proceeds to us from the sale of the ADSs was approximately $3,882,477.

Current Outlook

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception, and we have financed our operations primarily through proceeds from issuance of our Ordinary Shares and convertible notes.

Based on the projected cash flows and our cash balance as of December 31, 2019 together with the fundraising in February 2020, our management is of the opinion that without further fund raising we will not have sufficient resources to enable us to continue advancing our activities including the development, manufacturing and marketing of our products for a period of at least 12 months from March 9, 2020. As a result, there is substantial doubt about our ability to continue as a going concern.

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

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the progress in the launch of the commercial DragonFly LDM system;

●	the costs of manufacturing our DragonFly LDM system and ink products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

5.E	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

5.F	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2019:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Lease Liability	$3,144	1,055	1,385	704	-
Liability in respect of convertible notes and warrants (*)	3,698	3,698	-	-	-
Suppliers and service providers	1,160	610	100	100	350
Liability in respect of government grants (**)	1,275	231	1,044	-	-

(*) The term of the liability in respect of convertible notes and warrants is not determined, thus there is no certainty that the liability will be settled in less than 1 year as stated above.

 (**) The contractual obligation in respect of government grants presented above is based on our estimation regarding expected revenues, thus there is no certainty that the liability will be settled in 1-3 years as stated above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 8, 2020:

Name	Age	Position

Ofir Baharav (1) (2) (3)	51	Chairman of the Board of Directors

Yoav Stern	66	President, Chief Executive Officer

Yael Sandler	33	Chief Financial Officer

Amit Dror	44	Customer Success Officer, Director

Dr. Jaim Nulman	64	Chief Technology Officer and Executive Vice President, Products

Simon Anthony-Fried	46	Director

Yaron Eitan (1) (2) (3)	64	Director

Roni Kleinfeld (1) (2) (3)	63	Director

J. Christopher Moran (3)	60	Director

Nira Poran (3)	63	Director

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Indicates independent director under Nasdaq Stock Market rules.

Ofir Baharav, Chairman of the Board of Directors

Mr. Ofir Baharav has served on our board of directors since November 2015, and as our Chairman since January 2020. Mr. Baharav is currently managing Stratus Venture Group. Mr. Baharav is a seasoned global executive with extensive experience in the United States, Israel, Japan, Europe and China. He has held executive and board level management positions in private and public high-tech companies that operate Internet, semiconductors, 3D printing and security businesses.  Mr. Baharav was the Vice President, Products of Stratasys from 2014 to 2015, the Founder and Chief Executive Officer of XJet Solar from 2007 to 2014, Executive Vice President, Products of Credence among other roles, (Nasdaq: CMOS) from 2003 to 2007, President of Optonics from 2001 to 2003 (sold to Credence), and Founder and President of RelayHealth Corporation (acquired by McKesson (Nasdaq: MCK)) from 1998 to 2001. Mr. Baharav serves on the boards of RealConnex, NRG Innovations and Breezer Cooling. Mr. Baharav holds an M.B.A. from Warwick Business School UK.

Yoav Stern, President and Chief Executive Officer

Mr. Yoav Stern has served as our President and Chief Executive Officer since January 2020. Mr. Stern has been an investor, chief executive officer and/or chairman of hi-tech companies. Mr. Stern has led companies in the fields of software and IT, video surveillance, audio and voice over IP, semiconductors equipment, fiber optics, defense-technologies, communication solutions, aerospace, and homeland security. Mr. Stern spent most of his business career in the United States, running both public and private companies with global operations including in United Kingdom, Germany, Australia, India and Singapore. Since 1997, Mr. Stern has also served as the Co-Chairman of Bogen Communication International and Bogen Corporation, and prior to joining Nano Dimension, from 2011 to 2016, Mr. Stern was the president and chief executive officer of DVTEL Inc., headquartered in New Jersey, USA. Mr. Stern has a B.Sc. in Mathematics and Computer Science, a Diploma in Automation and Mechanical Engineering and an M.A. in International Relations from New York University. Mr. Stern is a graduate of the Israeli Air Force Academy and served as an F-15 Pilot and D. Squadron Commander, as well as the Commander of the Combat Operational Training Unit of the Israeli Air Force.

Yael Sandler, Chief Financial Officer

Ms. Yael Sandler has served as our Chief Financial Officer since June 2015. From 2014 until 2015, Ms. Sandler served as the Group Controller of RealMatch Ltd. From 2011 through December 2014, Ms. Sandler held various positions at Somekh-Chaikin (KPMG Israel), where she gained valuable experience working with public companies and companies pursuing initial public offerings. Ms. Sandler completed the professional course of the Israeli Navy in 2005 and served as a submarine simulator instructor and commander until 2007. Ms. Sandler is a Certified Public Accountant in Israel. Ms. Sandler earned a B.A. with honors in Accounting and Economics from the Hebrew University of Jerusalem and a M.B.T. with honors from the College of Management in Rishon LeZion.

Amit Dror, Customer Success Officer, Director

Mr. Amit Dror has served as our Chief Customer Satisfaction Officer since January 2020. Prior to that, Mr. Dror served as our Chief Executive Officer from August 2014 until January 2020. Mr. Dror has also served on our board of directors since August 2014. Mr. Dror co-founded Eternegy Ltd. in 2010 and served as its chief executive officer and a director from 2010 to 2013. Mr. Dror also co-founded the Milk & Honey Distillery Ltd. in 2012. He developed vast experience in project, account and sales management across a range of roles at ECI Telecom Ltd., Comverse Technology, Inc., Eternegy Ltd. and Milk & Honey Distillery Ltd. Mr. Dror has a background that covers technology management, software, business development, fundraising and complex project execution. Mr. Dror is a Merage Institute Graduate.

Dr. Jaim Nulman, Chief Technology Officer and Executive Vice President, Products

Dr. Jaim Nulman has served as our Chief Technology Officer and Executive Vice President Products since May 2018. Dr. Nulman was a vice president with Applied Materials, Inc. in Santa Clara, California, where he served for 15 years in a variety of positions at both the product divisions and corporate levels developing and driving commercialization of semiconductor manufacturing technology, applications, and equipment. While at Applied Materials he drove the development of ionized metal physical vapor deposition for enhance step coverage. Dr. Nulman pioneered rapid thermal processing technologies for ultra-thin gate dielectrics in semiconductors. Dr. Nulman is also co-founder and chairman of Yali Pharmaceuticals Group, LLC., a company developing medicines for treatment of pathogen induced inflammation of the body. Dr. Nulman also founded eTe Solutions, LLC, a company engaged in consulting services for commercialization of high tech technology. He holds several patents in the area of semiconductor processing and equipment. Dr. Nulman is a Senior member of the Institute for Electrical and Electronic Engineers (IEEE). He holds a B.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology, M.Sc. and Ph.D. in Electrical Engineering with focus on semiconductor devices and technology from Cornell University, and an Executive M.B.A. from Stanford University. Dr. Nulman also served as instructor for NATO’s Advanced Technology summer programs and the University of Berkeley Extension in the area of Rapid Thermal Processing.

Simon Anthony-Fried, Director

Mr. Simon Fried has served on our board of directors since August 2014. Mr. Anthony-Fried is one of our co-founders and served as our Chief Business Officer from August 2014 until December 2017. In January 2018, Mr. Anthony-Fried relocated to California, and was appointed as the President of our wholly-owned subsidiary, Nano Dimension USA Inc. In June 2019, Mr. Anthony-Fried returned to Israel and served as our Chief Business Officer until December 2019. Mr. Anthony-Fried was a co-founder of Diesse Solutions Ltd., a project management, risk and marketing consultancy, and served as its Chief Executive Officer from 2004 to 2014. He has worked as a risk management and corporate governance consultant to the Financial Services Authority in the United Kingdom and as a senior strategy consultant at Monitor Company, a Boston based boutique strategy consulting firm from 2000 to 2002. Mr. Anthony-Fried has a background that covers marketing and sales strategy, management, business development, financial services regulation, fundraising and c-suite consulting. Mr. Anthony-Fried has worked extensively on global projects in both the B2B and B2C markets driving significant strategic change to global marketing organizations. He also currently serves as a director of the Milk & Honey Distillery Ltd. Mr. Anthony-Fried holds a B.Sc. in Experimental Psychology from University College London, an M.Sc. in Judgment and Risk from Oxford University and an M.B.A. from SDA Bocconi in Milan.

Yaron Eitan, Director

Mr. Yaron Eitan has served on our board of directors since February 2020. Mr. Eitan is a technology entrepreneur, founder and investor with over 30 years of experience building and running privately held and publicly traded companies in the United States and Israel. Since January 2018, Mr. Eitan has served as the chief executive officer and co-founder of DeepCube Ltd., a deep learning software accelerator for inference. Mr. Eitan is also the co-founder and since December 2018 has served as the Chairman of both Emporus Technologies Ltd., which deploys deep learning in capital markets, and Marpai Health Inc., a company utilizing advanced analytics in healthcare. Mr. Eitan is also a co-founder and since April 2014 has served as the co-Chairman of 340Basics Technologies, Inc., a healthcare IT company. Previously, Mr. Eitan founded and from 1998 until today was the chief executive officer of Selway Capital, a venture capital incubator for high tech start-up companies. Mr. Eitan founded and from 2002 until 2015 acted as a Chairman and/or Chief Executive Officer for DVTEL, Inc., Magnolia Broadband, Inc., and Geotek Communications Inc., a publicly traded company in wireless communications. From 2013 until April 2018, Mr. Eitan was also a partner at CNTP, a $300 million technology venture fund. Mr. Eitan has a B.A. in Economics from Haifa University and an M.B.A. from the Wharton School of Business of the University of Pennsylvania.

Roni Kleinfeld, Director

Mr. Roni Kleinfeld has served on our board of directors since November 2012. He has over 25 year experience as a chief executive officer in public and private companies. He was the chief executive officer of Maariv Holdings Ltd. from 1993 to 2002, the chief executive officer of Hed Artzi Records Ltd. from 2002 to 2007, the chief executive officer of Maariv- Modiin Publishing House Ltd. from 2007 to 2010, and the chief executive officer of OMI Ltd. from 2010 to 2011. Mr. Kleinfeld has also served as director of many companies over the past ten years, including: Excite Ltd. from 2007 to 2011, Makpel Ltd. from 2007 to 2010, Elbit Imaging Ltd. (Nasdaq: EMITF) since 2010, Elran Ltd. from 2010 to 2016, Dancher Ltd. from 2012 to 2014, Mendelson Ltd. from 2012 to 2016, White Smoke Ltd. since 2012, Edri – El Ltd. since 2015, Cofix Group Ltd. since 2015, and Luzon Group since 2017. Mr. Kleinfeld has a B.A. in economics from the Hebrew University in Jerusalem.

J. Christopher Moran, Director

Mr. J. Christopher Moran has served on our board of directors since February 2020. Mr. Moran is a Vice-President of Lockheed Martin Corporation and the Executive Director and General Manager of Lockheed Martin Ventures, the venture capital investment arm of Lockheed Martin Corporation. Mr. Moran is responsible for leading the corporation’s investments in small technology companies, which support Lockheed Martin’s strategic business objectives. Prior to joining Lockheed Martin in 2016, and from 1984 to 2016, Mr. Moran served in a variety of increasingly responsible positions at Applied Materials, Inc. Most recently, Mr. Moran was the head of the Business Systems and Analytics group in the Applied Global Services Organization. Mr. Moran was with Applied for over 32 years, including as the head of Corporate Strategy and the General Manager of Applied Ventures LLC, the strategic investing arm of Applied Materials. Mr. Moran is a graduate of the Massachusetts Institute of Technology where he obtained both his Bachelor and Master degrees in Mechanical Engineering.

Nira Poran, Director

Ms. Nira Poran has served on our board of directors since February 2020. Ms. Poran has extensive experience in managing content-technology-companies, international business initiatives and corporate and communal business development efforts. From 1992 to 1994, Ms. Poran served as an Adviser of Public Affairs for the Prime Minister of Israel where she supervised the Status of Women portfolio. In this role, she was involved in various committees and activities, including different parliament committees. She also represented the State of Israel in UN conferences in Vienna and New York. Ms. Poran is the Executive Director of the Association of Corporate Counselors, Israel Chapter. From 2012 to 2014, she was a legal adviser in the firm ZAG/JUN ZEJUN, a cooperation between an Israeli and Chinese law firm. Prior to that, from 2005 to 2013, Ms. Poran was the co-founder and chief executive officer and later the Chairperson of the Board of Mars Interactive Games Ltd. Ms. Poran earned a MA with honors in Gender Studies and an LLM, International and Public Law, from Tel Aviv University and Northwestern University in Chicago, IL.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

B.	Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2019. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2019. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.456 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2019.

	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 10 persons	$1,091,000	$175,000

(*)	Includes Mr. Avi Reichental, Mr. Abraham Nahmias, Ms. Irit Ben Ami and Mr. Eli Yoresh, our former Directors. Mr. Reichental resigned in December 2019, Mr. Nahmias and Ms. Ben Ami resigned in January 2020, and Mr. Yoresh resigned in February 2020.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers and directors during or with respect to the year ended December 31, 2019.

Annual Compensation- in thousands of U.S. dollars - Convenience Translation

Executive Officer and Directors	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share Based Compensation	Total

Amit Dror	$201	$34	$235

Simon Anthony-Fried	$265	$20	$285

Yael Sandler	$170	$48	$218

Dr. Jaim Nulman	$256	$53	$309

Avi Reichental (1)	$120	$(6)	$114

(1)	Mr. Reichental resigned from our board of directors in December 2019.

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

Introduction

Our board of directors presently consists of seven members. We believe that Ms. Poran and Messrs. Baharav, Kleinfeld, Eitan and Moran are “independent” for purposes of Nasdaq Stock Market rules. Our amended and restated articles of association provides that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and if such terms of employment are not consistent with our compensation policy, then such terms require the approval of our shareholders, and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

The term “office holder” is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by him or her by virtue of his or her position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that constitutes competition with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.

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

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. Our audit committee, acting pursuant to a written charter, is comprised of Mr. Roni Kleinfeld, Mr. Ofir Baharav and Mr. Yaron Eitan.

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

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “Item 7.B. Approval of Related Party Transactions under Israeli Law”);

(iii)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(iv)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

(v)	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

As noted above, the members of our audit committee include Mr. Roni Kleinfeld, Mr. Ofir Baharav and Mr. Yaron Eitan, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Mr. Kleinfeld serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company in Israel must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. According to a resolution of our board of directors, the audit committee has been assigned the responsibilities and duties of a financial statement examination committee, as permitted under relevant regulations promulgated under the Companies Law. From time to time as necessary and required to approve our financial statements, the audit committee holds separate meetings, prior to the scheduled meetings of the entire board of directors regarding financial statement approval. The function of a financial statement examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor are invited to attend all meetings of the audit committee when it is acting in the role of the financial statement examination committee.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. Under the Nasdaq rules, we are required to maintain a Compensation Committee consisting entirely of independent directors (or the determination of such compensation solely by the independent members of our board of directors).

Our compensation committee is acting pursuant to a written charter, and consists of Mr. Roni Kleinfeld, Mr. Ofir Baharav and Mr. Yaron Eitan, each of whom is “independent,” as such term is defined under Nasdaq rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association. Our compensation committee also complies with committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders. On December 26, 2018, our shareholders approved our compensation policy.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average and median compensation of the other employees of the company;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

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

As noted above, the members of our compensation committee include Mr. Roni Kleinfeld, Mr. Ofir Baharav and Mr. Yaron Eitan, each of whom is “independent,” as such term is defined under Nasdaq rules. Mr. Roni Kleinfeld serves as the chairman of our compensation committee.

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

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter by the general meeting of the shareholders. If the remuneration of the directors is in accordance with the regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting of the shareholders.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $12,000,000 for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $200,000, which expires on October 4, 2020.

On November 18, and November 19, 2018, respectively, our compensation committee and board of directors approved our purchase of a professional liability insurance policy for our current and future directors and officers, who may be appointed from time to time. As required by the Companies Law, this matter was submitted to a vote, and approved by our shareholders on December 26, 2018. The approved terms allow us to obtain insurance with an annual premium that may not exceed a total of $200,000, and maximum coverage up to $30 million.

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

As of December 31, 2018, we had four senior management, full-time employees, two of whom also serve as directors in our Company. In addition, we had 91 full-time employees and eight part-time employees. Four employees are located in Hong Kong, 11 employees were located in the United States and the rest were located in Israel.

As of December 31, 2019, we had three senior management, full-time employees, one of whom also serves as a director in our Company. In addition, we had 65 full-time employees. Six employees are located in Hong Kong, Four employees were located in the United States and the rest were located in Israel.

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

The following table lists as of March 8, 2020, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)

Executive Officers and Directors
Ofir Baharav	250,000	(3)	*

Yoav Stern	3,179,200	(4)	*

Amit Dror	2,991,241	(5)	*

Simon Anthony-Fried	2,775,334	(6)	*

Dr. Jaim Nulman	160,417	(7)	*

Yael Sandler	307,500	(8)	*

Additional Directors

Roni Kleinfeld	120,000	(9)	*

All directors and executive officers as a group (7 persons)	9,783,692		2.4%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 398,740,835 Ordinary Shares issued and outstanding as of March 8, 2020 plus Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(3)	Includes options to purchase 250,000 Ordinary Shares at an exercise price of NIS 6.75 per share.
(4)	Includes options to purchase 3,179,200 Ordinary Shares at an exercise price of NIS 0.189 per share.
(5)	Includes options to purchase 606,250 Ordinary Shares at an exercise price of NIS 5.50 per share.
(6)	Includes options to purchase 587,500 Ordinary Shares at an exercise price of NIS 5.50 per share.
(7)	Includes options to purchase 160,417 Ordinary Shares at an exercise price of NIS 1.01 per share.
(8)	Includes options to purchase 120,000 Ordinary Shares at an exercise price of NIS 1.65 per share and options to purchase 187,500 Ordinary Shares at an exercise price of NIS 5.50 per share.
(9)	Includes options to purchase 120,000 Ordinary Shares at an exercise price of NIS 5.50 per share.

2015 Stock Option Plan

We maintain one equity incentive plan – our Employee Stock Option Plan (2015), or the 2015 Plan. As of March 8, 2020, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 2,757,284. In addition, options to purchase 28,585,705 Ordinary Shares were issued and outstanding. Of such outstanding options, options to purchase 6,268,858 Ordinary Shares were vested as of that date.

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

On March 13, 2019, our board of directors adopted an appendix to the 2015 Plan for U.S. residents. Under this appendix, the 2015 Plan provides for the granting of options to U.S. residents in compliance with the U.S. Internal Revenue Code of 1986, as amended. On July 3, 2019, our shareholders approved the adoption of the 2015 Plan together with the appendix for U.S. residents.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents as of March 9, 2020 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares (to whom we refer as our Major Shareholders). The data presented is based on information provided to us by the Major Shareholders or disclosed in public regulatory filings.

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

Name	Number of Ordinary Shares Beneficially Owned(1)	Percent of Class(2)
Laurence W. Lytton (3)	37,105,000	9.3%
AIGH Capital Management, LLC, AIGH Investment Partners, L.L.C. and Mr. Orin Hirschman (4)	60,708,275	14.1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(2)	The percentages shown are based on 398,740,835 Ordinary Shares issued and outstanding as of March 9, 2020.
(3)	Based on a Schedule 13G filed with the SEC on February 14, 2020, and which reflects holdings as of February 5, 2020. The address of Laurence W. Lytton is 467 Central Park West New York, NY 10025.
(4)	Based on a Schedule 13G filed with the SEC on February 11, 2020, and which reflects holdings as of February 7, 2020. The address of all of these shareholders is 6006 Berkeley Avenue Baltimore MD 21209. In addition, in the February 2019 and September 2019 offerings, we issued to these holders warrants to purchase additional Ordinary Shares.

Record Holders

Based upon a review of the information provided to us by our share registrar in Israel, as of March 9, 2020, there were a total of four holders of record of our Ordinary Shares, of which one record holder holding four Ordinary Shares had a registered address in the United States, and the remaining three holders had registered addresses in Israel. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of March 9, 2020, there were 76 holders of record of the ADSs on record with the Depository Trust Company.

These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

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

Options

Since our inception we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Share Ownership—2015 Stock Option Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for 90 days after such termination.

Agreement with Breezer Holdings LLC

On November 12, 2019, our board of directors approved an arms-length agreement for an administrative services between Nano Dimension USA Inc. and Breezer Holdings LLC, whereby we lease space and use logistic services for our office in Boca Raton, Florida, starting on February 1, 2020. Mr. Ofir Baharav, the chairman of our board of directors, serves as the chief executive officer and on the board of directors of Breezer Holdings LLC.

Management Services Agreement

On December 4, 2019, we entered into a management services agreement, or the Management Services Agreement, with DoubleShore Inc., for the services of our President and Chief Executive Officer, Mr. Yoav Stern. The term of the agreement is 18 months, unless extended by mutual consent, or otherwise terminated in accordance with the agreement. For the first six months of the term, Mr. Stern is entitled to a monthly fee of $25,000. From the seventh month until the end of the term, the monthly fee shall increase to $31,600. Mr. Stern is further entitled to bonus payment for all or a portion of any year, based on achieving certain periodical revenue-increase goals, as determined by our board of directors, which shall be adjusted downwards in the event that revenues increase was demonstrated, yet did not fully meet the respective revenue increase goals. In the event that the agreement is terminated, other than for cause, then the amounts of bonus payment shall be adjusted accordingly to reflect the effective term of engagement, on a quarterly basis. We granted Mr. Stern an aggregate of 14,308,622 options to purchase our Ordinary Shares at an exercise price of NIS 0.189 per share (approximately $0.055), which shall vest as follows, (i) 794,800 options shall vest each month following the grant date for a period of 18 months, and (ii) 2,222 options will vest upon the third year from the grant date, with an exercise period of seven years from the date of grant. In addition, we will grant Mr. Stern an additional 14,741,378 options on a quarterly basis, subject to the limitations of our compensation policy, at an exercise price equal to the last closing price of our Ordinary Shares prior to the date of grant, with an exercise period of seven years from the date of grant. We have also agreed, subject to an amendment of our compensation policy, which shall occur within the first six months after the execution of the Management Services Agreement, to grant Mr. Stern additional options to purchase Ordinary Shares in an amount equal to 5% of our then fully diluted share capital, with a vesting period of three months and an exercise price of $1.50 per ADS, which will be exercisable for six years from the grant date.

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

Our Ordinary Shares have been trading on the TASE under the symbol “NNDM” since 1977. Our ADSs commenced trading on the OTCQB and OTCQX under the symbol “NNDMY” on July 29, 2015, and September 17, 2015, respectively. On March 7, 2016, our ADSs, each of which represents 50 of our Ordinary Shares, commenced trading on the Nasdaq Capital Market under the symbol “NNDM.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are listed on the TASE. Our ADSs are listed on the Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2(d) to this Annual Report and is incorporated by reference into this Annual Report.

C.	Material Contracts

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this annual report on Form 20-F, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 5.B. Liquidity and Capital Resources” above, “Item 6.B. Compensation” above or “Item 7.A. Major Shareholders” above.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of January 2016, the corporate tax rate was 25%. As of January 1, 2017, the corporate tax rate was reduced to 24% and as of January 1, 2018, the corporate tax rate was further reduced to 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

Tax Benefits and Grants for Research and Development

Under the Research Law, programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year.

The terms of the Research Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA. Under the regulations of the Research Law, assuming we receive approval from the IIA to manufacture our IIA funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the IIA as a Percentage of Grant

Up to 50%	120%
between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the IIA and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application.

The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the IIA . The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed 6 times the value of the grants received plus interest, with a possibility to reduce such payment to up to 3 times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the IIA.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval or the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the Research Law, we may be subject to criminal charges.

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

From time to time we may apply the Office of the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the Tax Cuts and Jobs Act, or the TCJA, as defined below), and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity:” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold Ordinary Shares or ADSs through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares or ADSs, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received (other than for certain corporate holders). We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

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

In addition, our dividends will be qualified dividend income if our Ordinary Shares or ADSs are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

Taxation of the Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

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

If we currently are or become a PFIC, each U.S. Holder who has not elected to treat us as a QEF by making a “QEF election,” or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

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

Tax Cuts and Jobs Act

On December 22, 2017, President Trump signed into law the TCJA. Although this is the most extensive overhaul of the United States tax regime in over thirty years, other than for certain U.S. corporate holders, none of the provisions of the TCJA should materially impact U.S. Holder’s with respect to such holder’s ownership of our Ordinary Shares or the ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

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

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, a substantial majority of our cash is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of NIS/U.S. dollar exchange rates, which is discussed in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would increase/decrease our loss for 2019 by 2.2% and 4.5%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations. Beginning January 1, 2018, our functional and presentation currency is the U.S. dollar.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Somekh Chaikin, a member firm of KPMG International, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2019 and 2018.

The following table provides information regarding fees paid by us to Somekh Chaikin and/or other member firms of KPMG International for all services, including audit services, for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2018	2019

Audit fees (1)	$150,000	$190,000
Audit-related fees	-	-
Tax fees (2)	35,000	44,000
All other fees	-	-

Total	$185,000	$234,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to fundraising.

(2)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

Under Nasdaq rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

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

Shareholder approval is generally required for officer compensation in the event (i) approval by our board of directors and our compensation committee is not consistent with our office holder compensation policy, or (ii) compensation required to be approved is that of our chief executive officer who is not a director or an executive officer who is also the controlling shareholder of our company (including an affiliate thereof). Such shareholder approval shall require a special majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted at the meeting, excluding for such purpose any abstentions disinterested majority, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed 2% of the voting rights in our company.

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

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specified minimum price. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special majority, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require the special majority. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of Nano Dimension Ltd., filed as Exhibit 99.1 to Form 6-K filed on March 14, 2019, and incorporated herein by reference.

2.1	Amended and Restated Form of Depositary Agreement among Nano Dimension Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 1 to the Form F-6 (File No. 333-230728) filed on April 5, 2019, and incorporated herein by reference.

2(d)	Description of Securities, filed herewith.

4.1^	Amended and Restated License Agreement, dated April 2, 2015, by and between the Company and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd., filed as Exhibit 4.1 to Form 20-F/A filed on February 29, 2016, and incorporated herein by reference.

4.2	Nano Dimension Ltd. Employee Stock Option Plan (2015), filed as Exhibit 99.1 to Form 6-K filed on June 10, 2019, and incorporated herein by reference.

4.3	Nano Dimension Ltd. Amended and Restated Compensation Policy, filed as Exhibit A to Exhibit 99.1 to Form 6-K filed on November 20, 2018, and incorporated herein by reference.

4.4	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated January 30, 2019, filed as Exhibit 4.2 to Form F-1 (File No. 001-228521) filed on January 30, 2019, and incorporated herein by reference.

4.5	Form of Securities Purchase Agreement, dated August 30, 2019, filed as Exhibit 99.2 to Form 6-K, filed on September 3, 2019, and incorporated herein by reference.

4.6	Form of Convertible Promissory Note, dated September 4, 2019, filed as Exhibit 99.3 to Form 6-K, filed on September 3, 2019, and incorporated herein by reference.

4.7	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated September 4, 2019, filed as Exhibit 99.4 to Form 6-K, filed on September 3, 2019, and incorporated herein by reference.

4.8	Form of Registration Rights Agreement, dated August 30, 2019, filed as Exhibit 99.5 to Form 6-K, filed on September 3, 2019, and incorporated herein by reference.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to Form 20-F, filed on March 15, 2018, and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Somekh Chaikin (Member firm of KPMG International), filed herewith.

^	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NANO DIMENSION LTD.

Date: March 10, 2020	By:	/s/ Yoav Stern
Yoav Stern
President and Chief Executive Officer

Nano-Dimension Ltd.

Consolidated Financial Statements as of December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Nano Dimension Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Nano Dimension Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2018 the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the consolidated financial statements, the Company has suffered recurring losses from operations and has a lack of sufficient resources that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2C to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019, due to the adoption of International Financial Reporting Standard 16, Leases.

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
Tel-Aviv, Israel
March 9, 2020

Nano Dimension Ltd.

Consolidated Statements of Financial Position as at

		December 31,
	Note	2018(*)	2019
		Thousands USD	Thousands USD

Assets
Cash	3.A	3,753	3,894
Restricted deposits	3.B	21	31
Trade receivables	4.A	1,313	1,816
Other receivables	4.B	570	570
Inventory	5	3,116	3,543
Total current assets		8,773	9,854

Restricted deposits	3.B	347	377
Property plant and equipment, net	6	5,200	4,743
Right of use assets	19	-	2,673
Intangible assets	7	5,983	5,211
Total non-current assets		11,530	13,004
Total assets		20,303	22,858

Liabilities
Trade payables		1,414	850
Other payables	9	2,178	3,575
Total current liabilities		3,592	4,425

Liability in respect of government grants	10	895	1,044
Lease liability	19	-	2,089
Liability in respect of convertible notes and warrants	18	-	3,698
Other long-term liabilities		244	-
Total non-current liabilities		1,139	6,831
Total liabilities		4,731	11,256

Equity
Share capital	11	3,291	6,441
Share premium and capital reserves		63,969	65,202
Treasury shares		(1,509)	(1,509)
Presentation currency translation reserve		1,431	1,431
Accumulated loss		(51,610)	(59,963)
Total equity		15,572	11,602
Total liabilities and equity		20,303	22,858

(*) See Note 2.C regarding initial application of International Financial Reporting Standard (“IFRS”) 16, Leases. According to the transitional method that was chosen, comparative data were not restated.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the Year Ended December 31,
	Note	2017	2018	2019
		Thousands USD	Thousands USD	Thousands USD

Revenues	12	829	5,100	7,070

Cost of revenues	13	409	3,594	4,312

Cost of revenues - amortization of intangible	7	743	772	772

Total cost of revenues		1,152	4,366	5,084

Gross profit (loss)		(323)	734	1,986

Research and development expenses, net	14.A	10,819	8,623	8,082

Sales and marketing expenses	14.B	2,183	4,259	5,469

General and administrative expenses	14.C	3,363	3,002	3,270

Operating loss		(16,688)	(15,150)	(14,835)

Finance income	14.D	102	54	8,765

Finance expense	14.D	917	392	2,283

Total comprehensive loss		(17,503)	(15,488)	(8,353)

Basic and diluted loss per share (USD)	16	(0.31)	(0.17)	(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Changes in Equity

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity
For the year ended December 31, 2019:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of January 1, 2019	3,291	63,969	(1,509)	1,431	(51,610)	15,572
Loss for the year	-	-	-	-	(8,353)	(8,353)
Issuance of Ordinary Shares, net	2,216	(633)	-	-	-	1,583
Exercise of warrants, options and conversion of convertible notes	934	1,421	-	-	-	2,355
Share-based payments	-	445	-	-	-	445

Balance as of December 31, 2019	6,441	65,202	(1,509)	1,431	(59,963)	11,602

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity
For the year ended December 31, 2018:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of January 1, 2018	2,307	52,059	(1,509)	1,431	(36,122)	18,166
Loss for the year	-	-	-	-	(15,488)	(15,488)
Issuance of Ordinary Shares, net	981	11,490	-	-	-	12,471
Exercise of warrants and options	3	(3)	-	-	-	-
Share-based payments	-	423	-	-	-	423

Balance as of December 31, 2018	3,291	63,969	(1,509)	1,431	(51,610)	15,572

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity
For the year ended December 31, 2017:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of January 1, 2017	1,960	37,893	(1,509)	(422)	(18,619)	19,303
Loss for the year	-	-	-	-	(17,503)	(17,503)
Currency translation	-	-	-	1,853	-	1,853
Issuance of Ordinary Shares and warrants, net	324	12,096	-	-	-	12,420
Exercise of warrants and options	20	289	-	-	-	309
Share-based payments	3	1,781	-	-	-	1,784

Balance as of December 31, 2017	2,307	52,059	(1,509)	1,431	(36,122)	18,166

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2017(*)	2018(*)	2019
	Thousands USD	Thousands USD	Thousands USD
Cash flow from operating activities:
Net loss	(17,503)	(15,488)	(8,353)
Adjustments:
Depreciation and amortization	1,311	1,943	2,666
Financing expenses, net	797	412	2,035
Revaluation of financial liabilities accounted at fair value	-	-	(8,707)
Loss from disposal and sale of fixed assets	80	537	18
Share-based payments	1,750	402	439
	3,938	3,294	(3,549)
Changes in assets and liabilities:
Increase in inventory	(2,230)	(1,410)	(442)
Decrease in other receivables	201	13	-
Decrease in trade payables	(49)	(1,219)	(503)
Increase in other payables	98	287	718
Increase (decrease) in trade payables	(193)	1,134)	(555)
Decrease in other long-term liabilities	(59)	(58)	-
	(2,232)	(1,253)	(782)
Net cash used in operating activities	(15,797)	(13,447)	(12,684)

Cash flow from investing activities:
Change in restricted bank deposits	(179)	86	(40)
Acquisition of property plant and equipment	(3,514)	(1,319)	(601)
Proceeds from sale of property plant and equipment	2	1	-
Net cash used in investing activities	(3,691)	(1,232)	(641)

Cash flow from financing activities:
Proceeds from issuance of Ordinary Shares, warrants and convertible notes, net	12,420	12,471	14,367
Exercise of warrants and options	309	-	282
Lease payments	-	-	(1,095)
Amounts recognized in respect of government grants liability, net	379	9	(113)
Net cash provided by financing activities	13,108	12,480	13,441
Increase (decrease) in cash	(6,380)	(2,199)	116
Cash at beginning of the year	12,379	6,103	3,753
Effect of exchange rate fluctuations on cash	104	(151	25
Cash at end of year	6,103	3,753	3,894

Non-cash transactions:
Property plant and equipment acquired on credit	241	9	-

The accompanying notes are an integral part of these consolidated financial statements.

(*) See Note 2.C regarding initial application of IFRS 16, Leases. According to the transitional method that was chosen, comparative data were not restated.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 1 – General

A.	Reporting Entity

Nano Dimension Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Ilan Ramon St., Ness Ziona, Israel. The consolidated financial statements of the Company as of December 31, 2019, comprise the Company and its subsidiaries in Israel, in the United States, and in Hong Kong (together referred to as the “Group”). The Company engages, by means of the subsidiary Nano Dimension Technologies Ltd. (“Nano–Technologies”), in the development of a three-dimensional (“3D”) additive manufacturing system and nanotechnology based conductive and dielectric inks, which are supplementary products to the additive manufacturing system. The Ordinary Shares of the Company are registered for trade on the Tel Aviv Stock Exchange. In addition, since March 2016, the Company’s American Depositary Shares (“ADSs”) have been trading on the Nasdaq Capital Market.

On February 20, 2020, the Company announced that its Ordinary Shares will voluntarily delist from trading on the Tel Aviv Stock Exchange. The delisting will occur on May 20, 2020.

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

Based on the projected cash flows, cash balance as of December 31, 2019, and the public offering in February 2020, management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue its operating activities, including the development, manufacturing and marketing of its products for a period of at least 12 months from the sign-off date of these consolidated financial statements. As a result, there is a substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans include continuing commercialization of the Company’s products and securing sufficient funding through the sale of additional equity securities. There are no assurances however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and securing sufficient funding, it may need to reduce activities, curtail or even cease operations.

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

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Except for the change in accounting policy described in section C below, the accounting policies of the Group set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

A.	Basis for presentation of the financial statements

The Group’s financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended on December 31, 2019, comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on the historical cost basis.

The consolidated financial statements were authorized for issuance by the Company’s board of directors on March 9, 2020.

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

Below is information about significant assumptions made by the Group with respect to estimates and judgments:

-

Recoverable amount of cash generating unit

The Company determined that all its assets operate as a single cash-generating unit. As of December 31, 2019, the market value of the Company’s assets was less than their book value and accordingly, the Company assessed their value in use. The value in use assessment has been performed with the assistance of an external independent valuator and was determined by discounting the future cash flows to be generated from the continuing use of the unit based on a four-year cash flow forecast and a terminal value for the representative year. Based on the valuation, as of December 31, 2019, the value in use was significantly higher than its book value and accordingly no impairment has been recorded.

The valuation of the value in use included key assumptions such as revenue growth and discount rates. Changes in these assumptions may have an impact on future impairment losses recognition.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

B.	Use of estimates and judgments (Continued)

-	Fair value measurement of financial instruments

The Company accounts for financial liabilities relating to convertible notes, warrants and related derivatives at fair value through profit or loss. The fair value of these instruments are determined by using the Monte Carlo simulation method and the Black-Scholes model and assumptions regarding unobservable inputs used in the valuation model including the probability of meeting revenue targets, and weighted average cost of capital, all of which can lead to profit or loss from a change in the fair value of these instruments.

For information on details regarding fair value measurement at Level 3 and sensitivity analysis see Note 18.D regarding financial instruments.

C.	Changes in accounting policies

Initial application of new standards, amendments to standards and interpretations

IFRS 16 (Leases)

As from January 1, 2019 (the “date of initial application”), the Group applies IFRS 16, Leases (“IFRS 16”), which replaced IAS 17, Leases (“IAS 17”).

The main effect of the IFRS 16’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in IAS 17. Until the date of initial application, the Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time, other than exceptions specified in the standard. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36, Impairment of Assets, and recognizes financing expenses on a lease liability. Therefore, as from the date of initial application, lease payments relating to assets leased under an operating lease, which were presented as part of research and development, general and administrative, and sales and marketing expenses in the statement of profit or loss, are capitalized to assets and written down as depreciation and amortization expenses.

The Group elected to apply IFRS 16 using the modified retrospective approach, with an adjustment to the balance of retained earnings as at January 1, 2019, and without a restatement of comparative data. In respect of all the leases, the Group elected to apply the transitional provisions, such that on the date of initial application, it recognized a liability at the present value of the balance of future lease payments discounted at its incremental borrowing rate at that date calculated according to the average duration of the remaining lease period, as from the date of initial application, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of IFRS 16 did not have an effect on the Group’s equity at the date of initial application.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

C.	Changes in accounting policies (Continued)

Initial application of new standards, amendments to standards and interpretations (Continued)

IFRS 16 (Leases) (Continued)

 Furthermore, as part of the initial application of IFRS 16, the Group has chosen to apply the following expedients:

(1)	Not separating non-lease components from lease components and instead accounting for all the components as a single lease component; and

(2)	Applying the practical expedient regarding the recognition and measurement of short-term leases, for both leases that end within 12 months from the date of initial application and leases for a period of up to 12 months from the date of their inception for all groups of underlying assets to which the right-of-use relates.

The table below presents the cumulative effects of the items affected by the initial application on the statement of financial position as at January 1, 2019:

	According to IAS 17	The change	According to IFRS 16
	Thousands USD	Thousands USD	Thousands USD
Right-of-use assets	-	1,891	1,891
Other payables	(57)	57	-
Lease liabilities	-	(2,192)	(2,192)
Other long-term liabilities	(244)	244	-

In measurement of the lease liabilities, the Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2019. The discount rates used to measure the major components of the lease liability range between 11.2% and 11.98%. This range is affected by differences in the lease term and differences between asset groups.

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

E.	Functional currency and presentation currency

(1)	Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s functional currency, and have been rounded to the nearest thousands, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates.

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

(4)	Below are details regarding the exchange rate of the New Israeli Shekel (“NIS”) and the Euro and the Index of the NIS:

	Consumer Price Index	Euro	NIS
December 31, 2019	100.8	1.10	0.29
December 31, 2018	100.2	1.14	0.27
December 31, 2017	100.4	1.20	0.29
Change in percentages:
Year ended December 31, 2019	(0.05)	(3.5)	7.40
Year ended December 31, 2018	(0.19)	(5)	(6.89)
Year ended December 31, 2017	(0.47)	14.28	11.53

F.	Financial instruments

(1)	Non-derivative financial assets – policy applicable as from January 1, 2018

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

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset were transferred. When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

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

The Group does not expect to incur any credit loss, thus the financial statements do not include provision for expected credit loss.

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

The Group has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflect consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

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

Classification of financial assets into categories and the accounting treatment of each category

The Group classifies its financial assets according to the following categories:

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s documented risk management or investment strategy, provided that the designation is intended to prevent an accounting mismatch, or the asset is a combined instrument including an embedded derivative.

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

Loans and receivables comprised of cash and cash deposits and trade and other receivables.

Cash includes cash balances available for immediate use. Deposits include short-term deposits with banking corporations (with original maturities of three months or more) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

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

Offset of financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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

The cost of printers used for internal purposes, which are classified as property, plant and equipment, includes the cost of materials and direct labor, and any other costs directly attributable to bringing the assets to a working condition for their intended use.

The depreciation is calculated in equal yearly rates during the period of the useful life span of the assets, as follows:

%

Machinery and equipment (mainly 7%)	7 - 25
Computers	20 - 33
Office furniture and equipment	7 - 15
Leasehold Improvements	7 - 10
Printers leased to customers	25

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

H.	Inventory

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

See also note 2.B of impairment test performed as of December 31, 2019.

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

The Company early adopted IFRS 15, Revenues from Contracts with Customers, in the financial statements for the year ended December 31, 2017. IFRS 15 provides new guidance on revenue recognition, on a retrospective basis.

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

Revenue is allocated among performance obligations in a manner that reflects the consideration that the Company expects to be entitled to for the promised goods based on the standalone selling prices (“SSP”) of the goods or services of each performance obligation. SSP are estimated for each distinct performance obligation and judgment may be required in their determination. The best evidence of SSP is the estimated price of a product or service if the Company would sell them separately in similar circumstances and to similar customers.

The Company allocates the transaction price to the identified performance obligations based on the residual approach, while allocating the estimated standalone selling prices for performance obligations relating to maintenance, training and installation services, and the residual is allocated to the printer.

Revenues allocated to the printers, installation and training, and ink and other consumables are recognized when the control is passed at a point in time. Currently, the Company also sells its printers through resellers. The Company recognizes revenue to resellers at the time of sale to the resellers, assuming the Company has completed its obligations related to the sale.

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

In the fourth quarter of 2016, the Group ceased to capitalize development expenses and began to amortize the intangible asset arising from capitalization of development expenses, upon the initiation of its beta program. In subsequent periods, capitalized development expenditure is measured at cost minus accumulated amortization and accumulated impairment losses.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

N.	Amortization of intangible assets

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

The estimated useful lives of the capitalized development costs have been determined by the Company’s management as 10 years. Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

O.	Government grants

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant.

Grants from the Israeli Innovation Authority (the “Innovation Authority”), with respect to research and development projects, are accounted for as forgivable loans according to IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. Grants received from the Innovation Authority are recognized as a liability according to their fair value on the date of their receipt, unless it is reasonably certain, on that date, that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the amount received and the fair value on the date of receiving the grant is recognized as a deduction of research and development expenses. Expenses related to revaluation of the liability in respect of government grants were recognized in the statements of profit or loss and other comprehensive income as finance expenses.

P.	Leases

Policy applicable before January 1, 2019

Determining whether an arrangement contains a lease

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met:

●	The fulfilment of the arrangement is dependent on the use of a specific asset or assets; and

●	The arrangement contains rights to use the asset.

Leases that do not transfer substantially all the risks and rewards incidental to ownership of an underlying asset were classified as operating leases.

The Group recognized operating lease payments as expenses on a straight-line basis over the lease term.

Policy applicable as from January 1, 2019

Determining whether an arrangement contains a lease

On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

(a)	The right to obtain substantially all the economic benefits from use of the identified asset; and

(b)	The right to direct the identified asset’s use.

For lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

P.	Leases (Continued)

Leased assets and lease liabilities

Contracts that award the Group control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

Since the interest rate implicit in the Group’s leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.

The Group has elected to apply the practical expedient by which short-term leases of up to one year and/or leases in which the underlying asset has a low value, are accounted for such that lease payments are recognized in profit or loss on a straight-line basis, over the lease term, without recognizing an asset and/or liability in the statement of financial position.

The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

Variable lease payments

Variable lease payments that depend on an index or a rate, are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flows of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-of-use asset.

Other variable lease payments that are not included in the measurement of the lease liability are recognized in profit or loss in the period in which the event or condition that triggers payment occurs.

Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever is earlier, as follows:

●	Buildings	5 years

●	Motor vehicles	3 years

 Reassessment of lease liability

Upon the occurrence of a significant event or a significant change in circumstances that is under the control of the Group and had an effect on the decision whether it is reasonably certain that the Group will exercise an option, which was not included before in the lease term, or will not exercise an option, which was previously included in the lease term, the Group re-measures the lease liability according to the revised leased payments using a new discount rate. The change in the carrying amount of the liability is recognized against the right-of-use asset, or recognized in profit or loss if the carrying amount of the right-of-use asset was reduced to zero.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

P.	Leases (Continued)

Lease modifications

When a lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the contract’s circumstances, the Group accounts for the modification as a separate lease.

In all other cases, on the initial date of the lease modification, the Group allocates the consideration in the modified contract to the contract components, determines the revised lease term and measures the lease liability by discounting the revised lease payments using a revised discount rate.

For lease modifications that decrease the scope of the lease, the Group recognizes a decrease in the carrying amount of the right-of-use asset in order to reflect the partial or full cancellation of the lease, and recognizes in profit or loss a profit (or loss) that equals the difference between the decrease in the right-of-use asset and re-measurement of the lease liability.

For other lease modifications, the Group re-measures the lease liability against the right-of-use asset.

Q.	Financing income and expenses

Financing income comprised of interest income on deposits, revaluation of liability in respect of government grants, foreign currency gains and fair value changes of financial liabilities through profit and loss.

Financing expenses comprised of bank fees, exchange rate differences, revaluation of liability in respect of government grants and fair value changes of financial liabilities through profit and loss.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

R.	Employee benefits

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

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

R.	Employee benefits (Continued)

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

S.	Loss per share

The Group presents basic and diluted loss per share for its Ordinary Shares. Basic loss per share is calculated by dividing the loss attributable to holders of Ordinary Shares of the Company by the weighted average number of Ordinary Shares outstanding during the year, adjusted for treasury shares. Diluted loss per share is determined by adjusting the loss attributable to holders of Ordinary Shares of the Company and the weighted average number of Ordinary Shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential Ordinary Shares.

Note 3.A – Cash

	December 31,
	2018	2019
	Thousands USD	Thousands USD

Bank accounts- dominated in NIS	583	348
Bank accounts- dominated in USD	3,167	3,536
Bank accounts- other	3	10
	3,753	3,894

Note 3.B – Restricted deposits

1.	The Group has restricted deposits for its credit cards in an amount of $31,000. The deposits are not linked and bear an annual interest rate of 0.01%-0.05%.

2.	The Group has a restricted deposit in the amount of $377,000 for the lease of its offices and labs and for credit cards. The deposit is not linked and bears an annual interest rate of 0.01%. The Group expect to lease its offices and labs for a period of more than a year, thus the restricted deposit was classified as a non-current asset.

  Note 4.A – Trade receivables

	December 31,
	2018	2019
	Thousands USD	Thousands USD
Open balances	1,233	1,816
Income receivables	80	-
	1,313	1,816

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 4.B – Other receivables

	December 31,
	2018	2019
	Thousands USD	Thousands USD
Government authorities	354	332
Prepaid expenses	205	221
Others	11	17
	570	570

Note 5 – Inventory

	December 31,
	2018	2019
	Thousands USD	Thousands USD

Raw materials and work in progress	2,205	2,636
Finished goods	911	907
	3,116	3,543

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 6 – Property plant and equipment, net

	Machinery and equipment	Computers	Office furniture and equipment	Leasehold improvements	Printers leased to clients	Total
	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Cost
As of January 1, 2018	3,427	416	151	1,676	301	5,971
Additions	1,551	61	7	43	90	1,752
Disposals	(846)	(6)	-	-	(192)	(1,044)
As of December 31, 2018	4,132	471	158	1,719	199	6,679

Additions	770	5	32	26	-	833
Disposals	(306)	-	(3)	-	(87)	(396)
Designation change	112				(112)	-
As of December 31, 2019	4,708	476	187	1,745	0	7,116

Depreciation accrued
As of January 1, 2018	404	256	23	76	40	799
Additions	855	112	14	162	43	1,186
Disposals	(467)	(3)	-	-	(36)	(506)
As of December 31, 2018	792	365	37	238	47	1,479

Additions	799	65	17	166	13	1,060
Disposals	(133)	-	(1)	-	(32)	(166)
Designation change	28	-	-	-	(28)	-
As of December 31, 2019	1,486	430	53	404	0	2,373

Carrying amount
As of December 31, 2019	3,222	46	134	1,341	-	4,743
As of December 31, 2018	3,340	106	121	1,481	152	5,200

During the year ended December 31, 2019, the Group did not acquire property plant and equipment on credit, whereas during the year ended December 31, 2018 the Group acquired $9,000 of property plant and equipment on credit.

Note 7 – Intangible assets

Intangible assets include development costs that were capitalized. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. See also Note 2.N.

	2018	2019
	Thousands USD	Thousands USD

Balance as of January 1	6,755	5,983
Amortization	(772)	(772)
Balance as of December 31	5,983	5,211

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 8 – Subsidiaries

Presented hereunder is a list of the Group’s subsidiaries:

	Principal location of the	The Group’s ownership interest in the subsidiary for the year ended December 31
	company’s	2018	2019
Name of company	activity	%	%
Nano Dimension Technologies Ltd.	Israel	100%	100%
Nano Dimension IP Ltd. (*)	Israel	100%	100%
Nano Dimension USA Inc.	USA	100%	100%
Nano Dimension (HK) Limited (*)	Asia-Pacific	100%	100%

(*)	Nano Dimension IP Ltd. and Nano Dimension (HK) Limited were incorporated by the Company in 2018. Nano Dimension IP Ltd. had no material activity during 2019.

Note 9 – Other payables

	December 31,
	2018	2019
	Thousands USD	Thousands USD

Accrued expenses	252	406
Contract liabilities	355	991
Current portion of other long-term liability	57	-
Lease liability	-	1,055
Employees and related liabilities	665	616
Government authorities	272	249
Current maturities in respect of government grants	550	231
Others	27	27
	2,178	3,575

Note 10 – Liability in respect of government grants

	2018	2019
	Thousands USD	Thousands USD
Balance as of January 1	1,171	1,445
Amounts received during the year	121	121
Payment of royalties	(70)	(185)
Amounts recognized as an offset from research and development expenses	(42)	(49)
Revaluation of the liability	265	(57)
Balance as of December 31	1,445	1,275

Current maturities in respect of government grants	550	231

Long term liability in respect of government grants	895	1,044

During the years 2014 to 2019, Nano-Technologies received several approvals from the Innovation Authority, to finance development projects in an aggregated amount of up to $4,450,000, while the Innovation Authority share of financing the aforesaid amount was in a range of 30% to 50% of expenditures. The Group’s total commitment for payment of royalties with respect to future sales, based on grants received or accrued less royalties already paid, is approximately $1,547,000 as of December 31, 2019. In consideration, Nano-Technologies undertook to pay the Innovation Authority royalties in the rate of 3% of the future sales up to the amount of the grants received. On the date on which the grants were received, the Group recognized a liability using a discount rate ranging between 19% to 30%.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 11 – Equity

On October 22, 2019 the Company changed the ratio of its ADSs to Ordinary Shares from each ADS representing five Ordinary Shares (1:5) to each ADS representing fifty (50) Ordinary Shares (1:50). This resulted in a 1 for 10 reverse split on the American Depositary Receipt (“ADR”) program. All the ADS data mentioned herein have been adjusted to give effect to the aforesaid ADS ratio change.

A.	The Company’s share capital (in thousands of Ordinary Shares)

	Ordinary Shares
	2018	2019
Issued and paid-up share capital as at December 31	97,099	208,926
Authorized share capital	200,000	500,000

B.	Financing transactions

1.	On May 17, 2017, the Company announced that it signed a private placement agreement with Ayalim Trust Funds, an Israeli institutional investor. As a part of this transaction, the Company issued an aggregate of 3,430,000 Ordinary Shares at a price per share of $1.17. The total gross consideration to the Company was approximately $4,000,000. On June 1, 2017, the Company announced that it signed private placement agreements with Israeli and other non-U.S. investors. As a part of these transactions, the Company issued an aggregate of 4,044,050 Ordinary Shares at a price per share of $1.17. The total gross consideration to the Company was approximately $4,700,000. On June 14, 2017, the Company announced that it signed private placement agreements with several Israeli investors. As a part of these transactions, the Company issued an aggregate of 4,078,759 Ordinary Shares at a price per share of $1.17. The total gross consideration to the Company was approximately $4,800,000.

The total net consideration to the Company for the abovementioned placements was approximately $12,420,000.

2.	On February 19, 2018, the Company issued, pursuant to a public offering in the United States, an aggregate of 30,000,000 Ordinary Shares (600,000 ADSs). Also, on February 28, 2018, the underwriters exercised their over-allotment option to purchase an additional 4,500,000 Ordinary Shares (90,000 ADSs), bringing the total gross proceeds from the offering to approximately $13,800,000, before deducting underwriting discounts and commissions and other offering-related expenses. The total net consideration was approximately $12,471,000.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 11 – Equity (Continued)

B.	Financing transactions (Continued)

3.	In February 2019, the Company issued, pursuant to a public offering in the United States, an aggregate of 80,000,000 Ordinary Shares (1,600,000 ADSs), 80,000,000 non-tradable warrants (exercisable into 1,600,000 ADSs) with an exercise price of $8.625 per ADS and term of 5 years and 60,000,000 non-tradable rights to purchase shares (exercisable into 1,200,000 ADSs) with an exercise price of $7.5 per ADS and term of 6 months. In certain cases, the rights to purchase and the warrants may be exercised on a cashless basis. Therefore, the rights to purchase and the warrants are accounted as derivative instruments which are classified as a liability and measured at fair value through profit or loss. The total gross consideration was $12,000,000 and was initially attributed to the financial liability for the rights to purchase and warrants based on their fair value in the amount of $10,201,000 and the remaining amount was attributed to the ADSs issued and recognized as an equity component in the amount of $1,799,000. Applicable issuance costs, amounting to $1,440,000, have been allocated in the same proportion as the allocation of the gross proceeds. An amount of $1,224,000 was considered as issuance costs allocated to the rights to purchase and the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ADSs in the amount of $216,000 have been recorded in equity as a reduction of the share premium. The total net proceeds from the offering were approximately $10,560,000.

The value of the financial liability in respect to the warrants was measured as of December 31, 2019, at an amount of approximately $793,000, and the difference between the fair value of the financial liabilities in respect to the warrants and rights to purchase as of the issuance date and the fair value of the financial liability in respect to the warrants as of December 31, 2019, was recognized as finance income in an amount of approximately $9,327,000, mainly due to the decrease in the Company’s share price.

During the first quarter of 2019, investors exercised 1,881,000 of the rights to purchase 1,881,000 Ordinary Shares for a total consideration of $282,000.

4.	In August 2019, the Company issued, pursuant to a securities purchase agreement, convertible promissory notes, in an aggregate principal amount of $4,276,000 and an additional approximately $2,700,000 to be received in two subsequent closings, bringing the expected total gross proceeds from this funding to approximately $7,000,000. The notes are convertible into the Company’s ADSs. As a part of this transaction, the Company issued non-tradable warrants to purchase 62,668,850 ADSs. The warrants have an exercise price equal to 125% of the conversion price of the convertible promissory notes, will be exercisable upon the six-month anniversary of issuance and will expire five years from the date of issuance. The total gross proceeds from the first closing were $4,276,000.

The first tranche of the convertible promissory notes was unsecured, had a maturity date of March 4, 2021, bear no interest except in an event of default and may be converted, at the election of the holder, into ADSs at an initial per share conversion price of $2.90, subject to adjustments, including among others, revenue targets and the conversion prices of the subsequent tranches. The convertible notes have been designated as a financial liability measured at fair value through profit and loss since they are combined instruments including embedded derivatives. The warrants are also classified as a financial liability that is measured at fair value through profit and loss as neither the exercise price nor the number of shares to be issued is fixed. The rights for the future issuance of the convertible notes and the warrants of the second and third tranches have been accounted for as derivatives.

The initial fair value of the financial liabilities issued in the transaction at their issuance date has been evaluated with the assistance of an external independent valuator and was approximately $11,609,000, while the consideration received from this transaction was $4,276,000. The difference, in the amount of $7,333,000, has been allocated to the convertible notes and rights recognized with respect to this transaction.

The allocation was based on the proportion of the fair value of each instrument. The loss that has not been recognized for each instrument is amortized on a straight line basis over the term of each instrument.

Accordingly, from the consideration received, approximately $1,569,000 was attributed to the convertible notes of the first tranche, $1,902,000 was attributed to the warrants of the first tranche, and a total of approximately $805,000 was attributed to the rights with respect to the second and third tranches.

Until December 31, 2019, $1,767,400 of the principal amount of the convertible notes was converted into 30,472,400 Ordinary Shares. As a result of the conversion, $2,003,000 of the loss that has not been initially recorded has been recognized as finance expenses.

The fair value of the remaining financial liabilities relating to this transaction was measured as of December 31, 2019, at an amount of approximately $2,905,000. The change in the value has been recognized as finance income in an amount of approximately $620,000. See also Note 18.D - Financial Liabilities.

After the reporting date, and prior to February 4, 2020, an aggregate of approximately $200,000 of the principal amount of the convertible notes was converted. On February 4, 2020, the Company and the holders of a significant portion of the remaining financial instruments agreed to amend the terms of this transaction such that the conversion price of the convertible notes decreased to $1.74 per ADS, and the holders of such notes have agreed to convert such notes into ADSs. Additionally, the Company agreed to amend the exercise price of the warrants of the first tranche to $1.914 per ADS, and the Company and the investors agreed to terminate substantially all remaining obligations in this transaction, including the instruments to be issued under the second and third tranche.

5.	See also Note 21.A regarding a public offering after the reporting date.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 11 – Equity (Continued)

C.	Treasury shares

As of December 31, 2019, the Company held 527,032 Ordinary Shares, constituting approximately 0.25% of its issued and paid up share capital.

Note 12 – Revenues

	For the year ended December 31
	2017	2018	2019
	Thousands USD	Thousands USD	Thousands USD
Consumables	185	190	650
Support services (*)	-	400	598
Sales of printers (*)	276	4,320	5,770
Total	461	4,910	7,018
Printers rental	368	190	52
Total revenue	829	5,100	7,070

(*)	The Company’s identified separated distinct performance obligations that include: Printer, maintenance, training and installation. The Company allocates the transaction price to the identified performance obligations based on the residual approach, while allocating the estimated standalone selling prices for performance obligations relating to maintenance, training and installation services, and the residual is allocated to the printer.

Revenues allocated to the printers and ink are recognized when the control is passed at a point in time. Maintenance revenue is recognized ratably, on a straight-line basis, over the period of the services. Revenue from training and installation is recognized during the time of performance.

Revenues per geographical locations:

	For the year ended December 31,
	2017	2018	2019
	Thousands USD	Thousands USD	Thousands USD
USA	481	2,727	3,367
Asia Pacific	156	1,239	1,591
Europe and Israel(*)	192	1,134	2,112
Total revenue	829	5,100	7,070

(*)	The Company combined all consumables revenues into the Europe and Israel geography, due to immateriality of the amounts.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 12 – Revenues (Continued)

Timing of revenue recognition:

	For the year ended December 31,
	2017	2018	2019
	Thousands USD	Thousands USD	Thousands USD
Goods and services transferred over time	368	590	650
Goods transferred at a point in time	461	4,510	6,420
Total revenue	829	5,100	7,070

The table below provides information regarding receivables, contract assets and contract liabilities deriving from contracts with customers.

	December 31,
	2018	2019
	Thousands USD	Thousands USD
Open balances	1,233	1,816
Income receivables	80	-
Contract liabilities	355	991

The contract liabilities primarily relate to the advance consideration received from customers for contracts giving yearly maintenance for the printer. The revenue is recognized in a straight line basis over the contracts’ period.

Contract costs

Management expects that commissions paid to agents for obtaining contracts are recoverable. The Group applies the expedient included in IFRS 15.94 and recognizes incremental costs for obtaining the contract as an expense as incurred, where the amortization period of the asset it would have otherwise recognized is one year or less.

Note 13 – Cost of revenues

	For the year ended December 31
	2017	2018	2019
	Thousands USD	Thousands USD	Thousands USD
According to sources of revenue -
Consumables	62	195	240
Support services	-	403	855
Sales of printers	228	2,938	3,192
Printers rental	119	58	25
Total	409	3,594	4,312

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 14 – Further detail of profit or loss

	For the year ended December 31
	2017	2018	2019
	Thousands USD	Thousands USD	Thousands USD
A. Research and development expenses, net
Payroll	7,419	4,890	4,834
Materials	1,844	1,065	1,001
Subcontractors	151	70	82
Patent registration	57	70	144
Depreciation	442	880	1,534
Rental fees and maintenance	824	908	197
Other	244	782	339
	10,981	8,665	8,131
Less – government grants	(162)	(42)	(49)
	10,819	8,623	8,082
B. Sales and marketing expenses
Payroll	1,497	2,226	2,873
Marketing, advertising and commissions	383	1,381	1,808
Rental fees and maintenance	59	64	114
Travel abroad	234	201	317
Depreciation	10	186	212
Other	-	201	145
	2,183	4,259	5,469

C. General and administrative expenses
Payroll	762	996	1,000
Fees	68	32	22
Professional services	1,460	1,114	1,358
Directors pay	493	306	214
Office expenses	282	311	359
Travel abroad	86	45	37
Depreciation	-	-	78
Rental fees and maintenance	84	91	43
Other	128	107	159
	3,363	3,002	3,270
D. Finance income
Revaluation of liability in respect of government grants	102	-	58
Revaluation of financial liabilities at fair value through profit or loss (**)	-	-	8,707
Bank interest and fees	-	54	-
	102	54	8,765
Finance expense
Exchange rate differences	889	127	151
Bank fees	28	-	14
Finance expense in respect of lease liability (*)	-	-	425
Fundraising expenses	-	-	1,693
Revaluation of liability in respect of government grants	-	265	-
	917	392	2,283

(*)	See Note 2.C regarding initial application of IFRS 16.
(**)	See Note 11.B regarding financing transactions resulted in issuance of financial instruments.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 15 – Taxes on income

A.	Corporate tax rate

Presented hereunder are the tax rates relevant to the Company in the years 2017 to 2019:

2017 – 24%

2018 – 23%

2019 – 23%

On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step was to a rate of 24% as of January 2017 and the second step was to a rate of 23% as of January 2018.

These changes had no impact on the financial statements.

B.	Benefits under the Law for the Encouragement of Industry (Taxes)

(a)	The Company and some of its subsidiaries qualify as “Industrial Companies” as defined in the Law for the Encouragement of Industry (Taxes) – 1969 and accordingly they are entitled to benefits, of which the most significant one is the possibility of submitting consolidated tax returns by companies in the same line of business.

(b)	The Company and certain subsidiaries are planning to submit a consolidated tax return to the tax authorities in accordance with the Law for the Encouragement of Industry (Taxes) – 1969. As a result, the companies are, inter alia, entitled to offset their losses from the taxable income of other companies, subject to compliance with certain conditions.

C.	Theoretical tax

The following presents the adjustment between the theoretical tax amount and the tax amount included in the financial statements:

	For the year ended December 31,
	2017	2018	2019
	Thousands USD	Thousands USD	Thousands USD
Total comprehensive loss	(17,503)	(15,488)	(8,353)
Statutory tax rate	24%	23%	23%
Theoretical tax benefit	(4,201)	(3,562)	(1,921)
Increase in tax liability due to:
Non-deductible expenses	629	280	75
Losses and benefits for tax purposes for which no deferred taxes were recorded	3,572	3,282	1,846
Taxes on income	-	-	-

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 15 – Taxes on income (Continued)

D.	Tax assessments

The Company has final tax assessments until and including the 2017 tax year.

Nano Dimension Technologies Ltd. has final tax assessments until and including the 2015 tax year.

E.	Accumulated losses for tax purposes and other deductible temporary differences

As of the reporting date, the Group has net operating loss for tax purposes in the amount of approximately $55,469,000 and capital loss for tax purpose in the amount of approximately $880,000.

As of December 31, 2019, the Group has deductible temporary differences in the amount of approximately $1,687,000, mainly relating to research and development expenses which are deductible over a period of three years for tax purposes and financial gain from revaluation of financial liabilities.

The Group has not recognized a tax asset for the aforesaid losses and deductible temporary differences, due to the uncertainty regarding the ability to utilize those losses and deductible of temporary differences in the future.

Note 16 – Loss per share

	For the year ended December 31
	2017	2018	2019
Weighted average of number of Ordinary Shares used in the calculation of basic and diluted loss per share (in thousands)	56,540	91,799	175,634
Net loss used in calculation (thousands USD)	17,503	15,488	8,353

In 2019, 173,447,378 options and warrants (in 2018: 8,517,047, and 2017: 8,697,362) were excluded from the diluted weighted average number of Ordinary Shares calculation as their effect would have been anti-dilutive.

Weighted average number of Ordinary Shares:

	Year ended December 31
	2017	2018	2019
	Thousands of	Thousands of	Thousands of
	shares of NIS 0.1	shares of NIS 0.1	shares of NIS 0.1
	par value	par value	par value
Balance as at January 1	49,616	61,984	96,572
Effect of share options exercised	303	70	6,754
Effect of shares issued during the year	6,621	29,745	72,308
Weighted average number of Ordinary Shares used to calculate basic and diluted earnings (loss) per share as at December 31	56,540	91,799	175,634

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Share-based payment

A.	During 2017, the Company issued to service providers 125,000 restricted Ordinary Shares, and non-tradable share options to purchase 75,000 Ordinary Shares at an exercise price of $2.00 per Ordinary Share. The share options are exercisable immediately and will expire 18 months from the grant date. The share options include a cashless exercise mechanism.

During 2017, the Company granted to employees and an officer of the Company 1,817,334 non-tradable share options, which are exercisable into 1,817,334 Ordinary Shares. The share options vest over a period of three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price ranging between $0.46 to $1.56 for each share option. The share options include a cashless exercise mechanism.

During 2018, the Company granted to employees, a consultant and officers 2,652,500 non-tradable share options, which are exercisable into 2,652,500 Ordinary Shares. The share options vest over a period of one to three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date in consideration for an exercise price ranging between $0.28 to $1.59 for each share option. Some of the share options include a cashless exercise mechanism.

During 2019, the Company granted to employees, officers and consultants 6,029,000 non-tradable share options, which are exercisable into 6,029,000 Ordinary Shares. The share options vest over a period of three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date in consideration for an exercise price ranging between $0.14 to $0.17 for each share option. Some of the share options include a cashless exercise mechanism.

During 2019, the Company granted to employees 2,723,500 restricted shares units (“RSUs”). The RSUs represents the right to receive Ordinary Shares at a future time and vest over a period of three years.

B.	On April 19, 2017, the Company’s shareholders approved a grant of 275,000 non-tradable share options to a director, which are exercisable into 275,000 Ordinary Shares. The share options will vest in 12 equal quarterly batches over a period of three years, starting from April 20, 2017, and be exercisable during a period of five years from the grant date, in consideration for an exercise price of $1.77 for each share option. The share options include a cashless exercise mechanism.

In January 2018, the Company issued non-tradable share options to purchase 300,000 Ordinary Shares to directors of the Company at an exercise price of $1.59 per share. The share options will vest in 12 equal quarterly batches over a period of three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date. 275,000 of the share options include a cashless exercise mechanism.

In July 2019, the Company issued non-tradable share options to purchase 2,545,000 Ordinary Shares to directors of the Company at an exercise price of $0.15 per share. One third of the share options will vest after one year from the grant date, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date.

C.	On April 2, 2015, the Company’s board of directors approved a grant of 559,097 non-tradable share options to Yissum – Research Development Company of the Hebrew University of Jerusalem, Ltd. (“Yissum”). 223,697 of those share options are currently outstanding and exercisable.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Share-based payment (Continued)

D.

The fair value of share options is measured using the Black-Scholes model. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average volatility of the Company’s shares, over the expected term of the options), expected term of the options (based on general option holder behavior and expected share price), expected dividends, and the risk-free interest rate (based on government debentures).

The following is the data used in determining the fair value of the share options:

	17.A- Consultants and Employees	17.B- Directors	17.C- Yissum
Number of share options granted	17,148,722	6,090,000	559,097
Fair value in the grant date (thousands USD)	6,749	3,181	742
Range of share price (USD)	0.11 – 1.80	0.11 – 1.89	1.84
Range of exercise price (USD)	0– 2.30	0.15 – 1.84	0.71
Range of expected share price volatility	40.3%-65.06%	53.75%-61.27%	57.26%
Range of estimated life (years)	1.5 – 9.01	4 – 5	5
Range of weighted average of risk-free interest rate	0.56%-1.98%	0.88%-1.32%	1.15%
Expected dividend yield	-	-	-
Outstanding as of December 31, 2019	26,056,905	3,921,750	223,697
Exercisable as of December 31, 2019	2,691,568	2,013,750	223,697

E.	The numbers of share options granted to employees and consultants, and included in Note 17.A are as follows:

	2018	2019
Outstanding at January 1	4,609,634	5,647,175
Granted during the year	2,652,500	23,061,122
Exercised during the year	(590,292)	(1,167)
Forfeited or expired during the year	(1,024,667)	(2,650,225)
Outstanding at December 31	5,647,175	26,056,905
Exercisable as of December 31	2,476,800	2,691,568

The numbers of share options granted to directors and included in Note 17.B are as follows:

	2018	2019
Outstanding at January 1	3,145,001	2,070,000
Granted during the year	300,000	2,545,000
Exercised during the year	-	-
Forfeited or expired during the year	(1,375,001)	(693,250)
Outstanding at December 31	2,070,000	3,921,750
Exercisable as of December 31	1,913,750	2,013,750

F.

The share based payments expenses in 2019 were $445,000 (in 2018: $403,000).

Expenses for share based payments in 2019 include expenses in an amount of approximately $1,000 that were capitalized to property, plant and equipment and expenses in an amount of approximately $5,000 that were capitalized to inventory.

Expenses for share based payments in 2018 include expenses in an amount of approximately $12,000 that were capitalized to property, plant and equipment and expenses in an amount of approximately $9,000 that were capitalized to inventory.

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

The cash of the Group is deposited in Israeli and U.S. banking corporations. In the estimation of the Group’s management, the credit risk for these financial instruments is low.

In the estimation of the Group’s management, it does not have any expected credit losses.

C.	Currency risk

A currency risk is the risk of fluctuations in a financial instrument, as a result of changes in the exchange rate of the foreign currency.

The following is the classification and linkage terms of the financial instruments of the Group (in thousands USD):

	NIS	Linked to the U.S. dollar	Linked to the Euro and other	Total
December 31, 2019
Cash	348	3,536	10	3,894
Restricted deposits	377	31	-	408
Trade receivables	-	1,586	230	1,816
Other receivables	10	226	-	236
	735	5,379	240	6,354
Financial liabilities at amortized cost	4,503	6,740	13	11,256
Total net financial assets (liabilities)	(3,768)	(1,361)	227	(4,902)

December 31, 2018
Cash	583	3,169	1	3,753
Restricted deposits	347	21	-	368
Trade receivables	-	1,079	234	1,313
Other receivables	10	205	-	215
	940	4,474	235	5,649
Financial liabilities at amortized cost	2,850	1,880	1	4,731
Total net financial assets (liabilities)	(1,910)	2,594	234	918

The following is a sensitivity analysis of changes in the exchange rate of the NIS as of the reporting date:

Profit (loss) from the change
Thousands USD
Increase at a rate of 5%	(189)
Increase at a rate of 10%	(377)
Decrease at a rate of 5%	189
Decrease at a rate of 10%	377

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 18 – Financial instruments (Continued)

D.	Fair value of financial instruments

(1)	Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash, trade receivables, other receivables, deposits, trade and other payables are the same as or approximate to their fair value.

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on a temporal basis, using valuation methodology in accordance with the fair value hierarchy level as defined below.

When determining the fair value of an asset or liability, the Company uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical instruments

●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly

●	Level 3: inputs that are not based on observable market data (unobservable inputs)

	December 31, 2019
	Level 1	Level 2	Level 3 (*)	Total
	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Financial liabilities:

Warrants	-	793	1,364	2,157
Convertible notes	-	-	1,223	1,223
Financial derivatives	-	-	318	318
Total	-	793	2,905	3,698

(*) Presented net of the loss not initially recognized- as of December 31, 2019- $4,717,000.

Details regarding fair value measurement at Level 2

The fair value of the warrants was measured using the Black-Scholes model. The following inputs were used to determine the fair value:

Expected term of warrant (1) – 4.1 years.

Expected volatility (2) – 62.51%.

Risk-free rate (3) – 1.73%.

Expected dividend yield – 0%.

Details regarding fair value measurement at Level 3

The fair value of the warrants was measured using the Black-Scholes model and the Monte Carlo simulation model. The following inputs were used to determine the fair value:

Expected term of warrant (1) – 5 years.

Expected volatility (2) – 61.12%.

Risk-free rate (3) – 1.79%.

Expected dividend yield – 0%.

The fair value of the convertible notes was measured using the Monte Carlo simulation method.

The following inputs were used to determine the fair value:

Expected term of convertible notes (1) – 18 months.

Expected volatility (2) – 80.03%.

Risk-free rate (3) – 1.61%.

Weight average cost of capital (4) – 20%

Expected dividend yield – 0%

Probability of meeting revenue target – 10%.

(1)	Based on contractual terms.
(2)	Based on the historical volatility of the Company’s shares and ADSs.
(3)	Based on traded zero-coupon U.S. treasury bonds with maturity equal to expected terms.
(4)	Evaluated with the assistance of an external independent valuator.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 18 – Financial instruments (Continued)

D.	Fair value of financial instruments (Continued)

As for the fair value measurements classified in level 3, a reasonably possible change in one or more inputs would have increased (decreased) profit or loss as follows:

Profit (loss) from the change
Thousands USD
Volatility +10%	17
Volatility -10%	48
Share price +10%	(361)
Share price -10%	424

Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

	2019
	Fair value through profit or loss
	Warrants	Convertible notes	Financial derivatives	Total
	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Financial liabilities:
Balance as at January 1, 2019	-	-	-	-
Initial fair value (*)	1,902	1,569	805	4,276
Amount reclassified to equity due to note conversion	-	(1,991)	-	(1,991)
amounts recorded as finance expenses (income)	(538)	1,645	(487)	620
Balance as at December 31, 2019 (**)	1,364	1,223	318	2,905

(*) The initial fair value is presented net of the difference between the fair value and the consideration received, see note 11.B.4.

(**) Presented net of the loss not initially recognized- as of December 31, 2019- $4,717,000.

E.	Liquidity risk

The table below presents the repayment dates of the Group’s financial liabilities based on the contractual terms in undiscounted amounts:

	First year	More than a year	Total
	Thousands USD	Thousands USD	Thousands USD
December 31, 2019
Trade payables	850	-	850
Other payables	3,547	28	3,575
Lease liabilities	-	2,089	2,089
Liability in respect of government grants	-	1,044	1,044
	4,397	3,161	7,558
December 31, 2018
Trade payables	1,414	-	1,414
Other payables	2,150	28	2,178
Other long-term liabilities	-	244	244
Liability in respect of government grants	-	895	895
	3,564	1,167	4,731

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 19 – Leases

The Group applies IFRS 16 as from January 1, 2019. The Group has lease agreements with respect to the following items:

1.	Offices, labs and manufacturing facilities

2.	Vehicles

Information regarding material lease agreements

a.	The Group leases vehicles for three-year periods from several different leasing companies and from time to time changes the number of leased vehicles according to its current needs. The leased vehicles are identified by means of license numbers and the vehicle’s registration, with the leasing companies not being able to switch vehicles, other than in cases of deficiencies. The leased vehicles are used by the Group’s headquarter staff, marketing and sales persons and other employees whose employment agreements include an obligation of the Group to put a vehicle at their disposal. The Group accounted for the arrangement between it and the leasing companies as a lease arrangement in the scope of IFRS 16 and for the arrangement between it and its employees as an arrangement in the scope of IAS 19, Employee Benefits. The agreements with the leasing companies do not contain extension and/or termination options that the Group is reasonably certain to exercise.

A lease liability in the amount of $185,000 and right-of-use asset in the amount of $167,000 have been recognized in the statement of financial position as at December 31, 2019 in respect of leases of vehicles.

b.	The Group leases offices at Ness- Ziona from Africa-Israel for a period of five years in a few different contracts for three different floors used for offices, labs and manufacturing facilities, at the same building. The contractual period of the aforesaid lease agreements ends in August 2021, August 2024 and December 2023. The Group has an option to extend two of the lease agreements for an additional five years for an additional monthly fee (10% increase). The Group also leases offices in Hong- Kong. The contractual period of the aforesaid lease agreement ends in February 2021. A lease liability in the amount of $2,959,000 and right-of-use asset in the amount of $2,506,000 have been recognized in the statement of financial position as at December 31, 2019 in respect of leases of offices.

	Buildings	Vehicles	Total
	Thousands USD	Thousands USD	Thousands USD
Balance as at January 1, 2019	1,687	204	1,891

Depreciation	706	136	842
Additions	1,525	99	1,624
Balance as at December 31, 2019	2,506	167	2,673

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 19 – Leases (Continued)

  Maturity analysis of the Group’s lease liabilities:

December 31, 2019
Thousands USD

Less than one year	1,055
One to five years	2,089
Total	3,144

Current maturities of lease liability	1,055

Long-term lease liability	2,089

Note 20 – Transactions and balances with related parties

A.	Balances with related parties

	December 31,
	2018	2019
	Thousands USD	Thousands USD
Other payables	74	130

B.	Shareholders and other related parties benefits

	Year ended on December 31,
	2017	2018	2019
	Thousands USD	Thousands USD	Thousands USD
Salaries and related expenses- related parties employed by the Group	1,138	829	1,047
Number of related parties	5	4	4
Compensation for directors not employed by the Group	494	311	218
Number of directors	9	7	6

C	On April 19, 2017, the Company’s shareholders approved the immediate acceleration of the unvested share options granted to Yoel Yogev and Zvika Yemini in 2015, and that their share options shall remain exercisable for an extended period of time until November 2020, subject to their resignation from the Company’s board of directors.

D.	On April 19, 2017, the Company’s shareholders approved to grant Avi Reichental, a then director of the Company, 275,000 non-tradable share options, which are exercisable into 275,000 Ordinary Shares, at an exercise price of $1.77 per share.

E.	On January 1, 2018, the Company’s shareholders approved to grant Itzhak Shrem, a director, 275,000 non-tradable share options, which are exercisable into 275,000 Ordinary Shares, at an exercise price of $1.59 per share and 25,000 non-tradable share options, which are exercisable into 25,000 Ordinary Shares to Avi Reichental, the then Chairman of the board of directors, at a similar exercise price.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 20 – Transactions and balances with related parties (Continued)

F.

On November 20, 2017, the board of directors of the Company approved a non-exceptional transaction in which Mr. Avi Reichental, a then director of the Company, has a personal interest, for open innovation and show room agreements between Nano Dimension USA Inc. and XponentialWorks Inc. and Techniplas, LLC, whereby the Company will lease space and use sales and marketing services in favor of the customer experience center in Ventura, CA, as well as establish cooperation in the field of car electronics starting on December 1, 2017.

In March 2019, the Company ceased the obligations with XponentialWorks Inc. and Techniplas. LLC.

G.	On November 12, 2019, the board of directors of the Company approved an arms-length transaction in which Mr. Ofir Baharav, the chairman of the board of directors of the Company, has a personal interest, for an administrative services agreement between Nano Dimension USA Inc. and Breezer Holdings LLC, whereby the Company will lease space and will use logistics services for the Company’s office in Boca Raton, Florida, starting on February 1, 2020.

H.	On December 5, 2019, the Company announced the appointment of Yoav Stern as President and Chief Executive Officer, effective January 2, 2020. In addition, the board of directors approved to grant Mr. Stern 14,308,622 non-tradable share options, which are exercisable into 14,308,622 Ordinary Share, with an exercise price of NIS 0.189 per share option. The vesting start date of the share options is January 2, 2020.

Note 21 – Events after the reporting date

A.	After the reporting period, in February 2020, the Company issued, pursuant to a public offering in the United States, an aggregate of 116,650,000 Ordinary Shares (2,333,000 ADSs) and 5,732,500 non-tradable warrants to the underwriters (exercisable into 5,732,500 Ordinary Shares). Also, in February 2020, the underwriters partly exercised their over-allotment option to purchase an additional 12,765,900 Ordinary Shares (255,318 ADSs), bringing the total gross proceeds from the offering to approximately $3,882,477, before deducting underwriting discounts and commissions and other offering-related expenses.

B.	See also note 11.B regarding to change in the terms of convertible notes and warrants.