Form 20-F
period 2020-12-31
Nano Dimension Ltd.
filed 2021-03-11
CIK 1643303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Yoav Stern

President and Chief Executive Officer

+972-073-7509142

yoav.s@nano-di.com

2 Ilan Ramon

Ness Ziona

7403635 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depository Shares each representing one Ordinary Shares par value NIS 5.00 per share(1) Ordinary Shares, par value NIS 5.00 per share(2)	NNDM	Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts.
(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

172,063,020 Ordinary Shares, par value NIS 5.00 per share, as of December 31, 2020.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐     No ☒

i

INTRODUCTION

We are a leading additive electronics provider. We believe our flagship proprietary DragonFly Lights-Out Digital Manufacturing (LDM) system is the first and only precision system that produces professional multilayer circuit-boards (PCB), radio frequency (RF) antennas, sensors, conductive geometries, and molded connected devices for rapid prototyping through custom additive manufacturing. We have been actively developing our additive manufacturing technology since 2014. With our unique additive manufacturing technology for additively manufactured electronics, we are targeting the growing market for smart electronic devices that rely on printed circuit boards, connected devices, RF components and antennas, sensors, and smart products, including Internet of Things (IoT).

We were incorporated under the laws of the State of Israel in December 1960. On March 7, 2016, American Depositary Shares, or ADSs, representing our Ordinary Shares, commenced trading on the Nasdaq under the symbol “NNDM.” On June 29, 2020, we effected a change in the ratio of our ADSs to Ordinary Shares from one (1) ADS representing fifty (50) Ordinary Shares to a new ratio of one (1) ADS representing one (1) Ordinary Share. All descriptions of our ADS herein, including ADS amounts and per ADS amounts, are presented after giving effect to the ratio change.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Nano Dimension” refer to Nano Dimension Ltd. and its subsidiaries, Nano Dimension Technologies Ltd., and Nano Dimension IP Ltd., Israeli corporations, Nano Dimension USA Inc., or Nano USA, a Delaware corporation, and Nano Dimension (HK) Limited, a Hong Kong corporation.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 5.00 per share. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	the impact of the coronavirus, or COVID-19, pandemic, and resulting government actions on us;

●	litigation; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Removed and reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Summary of Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

●	We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred losses since the date of inception of Nano Dimension Technologies Ltd., and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products;

●	We have generated limited revenues from the sale of our current products and may never be profitable.

Risks Related to Our Business and Industry

●	We depend entirely on the commercial success of our DragonFly LDM system and ink products, and we may not be able to successfully scale up their commercialization;

●	We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs;

●	We may not be able to successfully manage our planned growth and expansion;

●	We face business disruption and related risks resulting from the recent outbreak of COVID-19, which could have a material adverse effect on our business and results of our operations.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products, we may not able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used to compete against us;

●	If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets;

●	We gave been subject, and may in the future be subject to further claims that our employees, consultants, or independent contractors have wrongfully or unavoidably used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Risks Related to the Ownership of the ADSs or our Ordinary Shares

●	The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with SEC which could undermine investor confidence in our company and adversely affect the market price of our ADSs or Ordinary Shares;

●	As a “foreign private issuer” we follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Risks Related Israeli Law and Our Operations in Israel

●	Our operations are subject to currency and interest rate fluctuations;

●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or acquisition of, our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders;

●	Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel;

●	We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

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

Since the date of inception of the Subsidiary, and as of December 31, 2020, we have incurred net losses of approximately $108 million.

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

The market price of our ADSs has been, and may continue to be, highly volatile, and such volatility could cause the market price of our ADSs to decrease and could cause you to lose some or all of your investment in our ADSs.

During the first quarter of 2021, the market price of our common stock fluctuated from a high of $17.89 per share to a low of $7.88 per ADS, and our share price continues to fluctuate. The market price of our ADSs may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

●	our ability to grow our revenue and customer base;

●	the announcement of new products or product enhancements by us or our competitors;

●	variations in our and our competitors’ results of operations;

●	successes or challenges in any future collaborative, licensing, or other arrangements or alternative funding sources;

●	developments in the AME / PE industries;

●	future issuances of ADSs or other securities;

●	the addition or departure of key personnel;

●	announcements by us or our competitors of acquisitions, investments or strategic alliances; and

●	general market conditions and other factors, including factors unrelated to our operating performance and the effects of the COVID-19 pandemic.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, the stock market in general, and technology-based companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a security has been volatile, holders of that security have sometimes instituted securities class action litigation against the issuer. If any of the holders of our ADSs were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our senior management would be diverted from the operation of our business. Any adverse determination in litigation could also subject us to significant liabilities.

Risks Related to Our Business and Industry

We depend entirely on the commercial success of our DragonFly LDM system and ink products, and we may not be able to successfully scale up their commercialization.

We have invested the majority of our efforts and financial resources in the research and development of our products. As a result, our business is entirely dependent on our ability to successfully commercialize our DragonFly LDM system and ink products. In the fourth quarter of 2017, we initiated commercial sales of our DragonFly LDM system. We cannot assure you that our commercialization efforts will lead to meaningful sales of our products.

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

Our international operations expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We derive a substantial percentage of our sales from international markets. Accordingly, we face significant operational risks from doing business internationally, including:

●	fluctuations in foreign currency exchange rates;

●	potentially longer sales and payment cycles;

●	potentially greater difficulties in collecting accounts receivable;

●	potentially adverse tax consequences;

●	reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

●	difficulties in staffing and managing foreign operations;

●	laws and business practices favoring local competition;

●	costs and difficulties of customizing products for foreign countries;

●	compliance with a wide variety of complex foreign laws, treaties and regulations;

●	an outbreak of a contagious disease, such as COVID-19, which may cause us, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

●	being subject to the laws, regulations and the court systems of many jurisdictions.

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

We are highly dependent on Yoav Stern, our President and Chief Executive Officer, Amit Dror, our Customer Success Officer and Zvi Peled, our Chief Revenue Officer and Chief Operation Officer. The loss of their services without a proper replacement may adversely impact the achievement of our objectives. Messrs. Stern, Dror, and Peled may leave our employment at any time subject to contractual notice periods, as applicable. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives. There is no assurance that any equity or other incentives that we grant to our employees will be adequate to attract, retain and motivate employees in the future. Moreover, certain of our competitors or other technology businesses may seek to hire our employees.

We face business disruption and related risks resulting from the COVID-19 pandemic, which has had a material adverse effect on our business and results of operations.

Our operations and business have been disrupted and adversely affected by COVID-19. The pandemic has caused states of emergency to be declared in various countries, travel restrictions imposed globally, quarantines established in certain jurisdictions and various institutions and companies being closed. The COVID-19 has also adversely affect our ability to conduct our business effectively due to disruptions to our capabilities, availability and productivity of personnel, while we simultaneously attempt to comply with rapidly changing restrictions, such as travel restrictions, curfews and others. In particular, in January 2021, the Government of Israel announced that non-Israeli residents or citizens, except for non-nationals whose lives are based in Israel, are not allowed to enter Israel, and the number of Israeli citizens permitted to enter the country per day will be capped at 3,000. In addition, the Ministry of Health in the State of Israel issued guidelines in March 2020, which were most recently updated in March 2021, recommending people avoid gatherings in one space and providing that no gathering of more than 20 people should be held under any circumstances.

Employers (including us) are also required to prepare and increase as much as possible the capacity and arrangement for employees to work remotely. In addition, the U.S. government has restricted travel to the United States from foreign nationals who have recently been in China, Iran, South Africa, and certain European and Latin America countries. Although to date these restrictions have not impacted our operations other than the delay of one of our trials, the effect on our business, from the spread of COVID-19 and the actions implemented by the governments of the State of Israel, the United States and elsewhere across the globe, may worsen over time.

The spread of COVID-19 may also result in the inability of our suppliers to deliver supplies to us on a timely basis. In addition, we derive a certain portion of our revenue from the Asia-Pacific region. As a result of COVID-19, particularly in Asia, our sales and operations, and those of our customers and suppliers, have experienced delays or disruptions, such as difficulty obtaining components and temporary delay in sales. Although, as of the date of this annual report on Form 20-F, we do not expect any material impact on our long-term activity, the extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. We are actively monitoring the pandemic and we are taking any necessary measures to respond to the situation in cooperation with the various stakeholders.

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

We have a growing portfolio of 64 provisional and non-provisional pending patent applications, with a robust pipeline. These are filed with the U.S. Patent and Trademark Office, or USPTO, the World Intellectual Property Organization, or WIPO, and various patent offices around the world, such as China, Japan, Taiwan, Europe, and South Korea. The patent applications, where available, were filed through the Paris Convention Treaty, or PCT, and nine for which we have issued U.S., Chinese, and South Korean patents, with three more applications that were indicated as allowed but have not issued yet. We cannot offer any assurances about which, if any of the pending patent applications will issue, the scope of protection of any such patent or whether any issued patents will be found invalid and/or unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

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

In addition to the protection afforded by any patents currently owned and that may be granted, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes and helpful devices (jigs) that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and/or enforce and any other elements of our product development processes, that involve proprietary know-how, as well as information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems, as well as implementing various operating procedures designed to maintain that integrity. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

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

Risks Related to the Ownership of Our ADSs or Ordinary Shares

We do not anticipate paying any dividends.

No dividends have been paid on our Ordinary Shares. We do not intend to pay cash dividends on our Ordinary Shares in the foreseeable future, and anticipate that profits, if any, received from operations will be reinvested in our business. Any decision to pay dividends will depend upon our profitability at the time, cash available and other relevant factors including, without limitation, the conditions set forth in the Israeli Companies Law of 1999, or the Companies Law.

The JOBS Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ADSs or Ordinary Shares.

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

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, which will be December 31, 2021, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Companies Law, requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2020, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares in the event that we are a PFIC. See “Item 10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

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

ADS holders may not have the same voting rights as the holders of our Ordinary Shares and may not receive voting materials in time to be able to exercise the right to vote.

Holders of the ADSs are not be able to exercise voting rights attaching to the Ordinary Shares underlying the ADSs on an individual basis. Instead, holders of the ADSs will only be able to exercise the voting rights attaching to the Ordinary Shares represented by ADSs indirectly by giving voting instructions to the depositary in accordance with and subject to the provisions of the deposit agreement. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that they, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise voting rights and may lack recourse if your ADSs are not voted as requested.

ADS holders may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

ADS holders may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, they may not receive dividends or other distributions on our Ordinary Shares and they may not receive any value for them, if it is illegal or impractical to make them available to ADS holders.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend or distribution made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, a government or an agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends or distributions in accordance with the terms of the deposit agreement. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

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

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

●	Israeli corporate law does not provide for shareholder action by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

●	our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;

●	our amended and restated articles of association require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, requires a vote of the holders of 70% of our outstanding ordinary shares entitled to vote at a general meeting, provided the majority constitutes more than 33.33% of the total issued and outstanding share capital as of the record date of such meeting; and

●	our amended and restated articles of association provide that director vacancies may be filled by our board of directors.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. See “Item 10.E. Taxation—Israeli Tax Considerations and Government Programs” for additional information.

It may be difficult to enforce a judgment of a United States court against us and our officers and directors in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel. Most of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. our directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel, or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices are located in Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations and solution development and cause any future sales to decrease.

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

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial conditions or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, Israel is experiencing a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. Since then, Israel held general elections three times – in April and September of 2019 and in March of 2020. A fourth election is due to take place on March 23, 2021. The Knesset has not passed a budget for the year 2021, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. In the event that the current political stalemate is not resolved during 2021, our ability to conduct our business effectively may be adversely affected.

Finally, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law. The rights and responsibilities of holders of our Ordinary Shares are governed by our amended and restated articles of association and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the Company and other shareholders and to refrain from abusing his or her power in the Company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately $1,865,000 that we received from Israel’s Innovation Authority, or the IIA, as of March 8, 2021. As of December 31, 2020, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $1,076,000. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of London Interbank Offered Rate, or LIBOR, applicable to U.S. dollar deposits. The United Kingdom’s Financial Conduct Authority, which regulates the LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA. Management continues to monitor the status and discussions regarding LIBOR. We are not yet able to reasonably estimate the expected impact.

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

General Risk Factors

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

Our website address is www.nano-di.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov. Nano USA is our agent in the United States, and its address is 13798 NW 4th Street, Suite 315, Sunrise, FL 33325.

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

Our cash used in investing activities for 2018, 2019 and 2020 amounted to $1,232,000, $641,000 and $87,011,000, respectively. The cash was used primarily for investment in bank deposits and purchases of fixed assets. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B.	Business Overview

We are a leading additive electronics provider. We believe our flagship proprietary DragonFly LDM system is the first and only precision system that produces professional multilayer PCBs, RF antennas, sensors, conductive geometries, and molded connected devices for rapid prototyping through custom additive manufacturing. We have been actively developing our additive manufacturing technology since 2014. With our unique additive manufacturing technology for additively manufactured electronics, we are targeting the growing market for smart electronic devices that rely on printed circuit boards, connected devices, RF components and antennas, sensors, and smart products, including IoT.

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

In 2020, 2019 and 2018, we increased our sales and commercialization efforts and sold 61 systems worldwide during those years. As a part of scaling our operations, we have three Customer Experience Centers, or CECs, spanning across the United States, Hong Kong and Israel. The CECs are designed to accelerate the adoption of additive manufacturing for electronics development and serve as customer and training facilities and sales support centers.

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

Our goal is to expedite our growth and to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we plan to:

●	Increase sales. We are advancing our commercialization efforts and infrastructure, and allocating more resources to activities executed by our U.S. and Hong Kong headquarters, including increasing sales manpower.

●	Increase amount of applications and advanced electronics applicable use cases. In collaboration with our customers, create applications that can expedite the usage of our products for production grade products and consequently increase our sales. Our main focus is in collaboration with customers in the fields of automotive, aerospace, medical devices and defense.

●	Form alliances with industry leaders. We plan to collaborate with companies in the fields of design and manufacturing in order to expedite the adoption of our technology by the market.

●	Capitalize on our nano-conductive and dielectric inks, and software technology products. We plan to exploit our inks as supplemental products to our DragonFly LDM system. We also plan to increase the software options and enable levels of licensing that we could monetize.

Our strategic growth plan includes the following:

●	Current state: Monetize commercially available products and services for additive electronics design.

●	Horizon 1: Deliver higher speed production-grade additive electronics systems and more materials and services.

●	Horizon 2: Deliver hybridized capabilities that combine mechanical functionality within electrified geometries.

●	M&A: We are focusing on two kinds of acquisition targets: One would expand our go-to-market channels and give us exposure to vertical markets, while the other targets include a set of companies that we believe have transformative technologies and products which are complementary to our product roadmap. Our search has evolved as we have expanded our geographical footprint.

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

We have a growing portfolio of seven issued U.S. patents and 64 provisional and non-provisional patent applications with the USPTO, WIPO filed through the PCT, and with the respective patent offices of China, Europe, South Korea, Japan and Taiwan. A provisional patent application is a preliminary application that can be filed less formally than a non-provisional application, and establishes a priority date for the patenting process for the invention disclosed therein.

Our growing patent portfolio can be divided into four main areas:

1. Mechanical: covering printer components and peripherals with three granted U.S. patents (9,227,444, 9,259,933, and 9,878,549), as well as several patent applications, directed to components and systems varying from print heads regeneration systems, print heads cleaning and ink recycling systems.

2. Chemical: covering ink compositions and related nanoparticles, both dielectric and conducting. Of these, two applications were granted in the U.S. (10,385,175, 10,626,233), Chinese (201580058899.5) and South Korean (10-2017-7013551) Patent offices. Other chemical applications are directed to ceramic inks, flexible ink (indicated as allowable), oxidation-resistant conductive inks, and support inks.

3. Applications: covering 3D printing applications and computer applications. The 3D printing applications are directed to various methods of printing additive manufacturing electronics, flexible printed circuits (FPCs) and high-density interconnects (HDIs) circuits with embedded components. Additional filings were directed inter-alia to composite printing, shielded traces (10,905,017) cooling pads and infrastructures, bridging members between integrated circuits, vertically embedded integrated circuit (IC) wells and their interconnectivity, as well as coreless transformers.

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

For the years ended December 31, 2018, 2019 and 2020, we incurred $8,623,000, $8,082,000 and $9,878,000, respectively, of research and development expenses.

Grants from Israel’s Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2020, we have received the aggregate amount of $1,865,000 from the IIA for the development of our additive manufacturing system and nano-inks. With respect to such grants we are committed to pay royalties of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total grant amount plus annual interest calculated at a rate based on 12-month LIBOR. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, change of control transactions and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party,” as defined in the Research Law, requires prior written notice from the IIA. We do not believe that these requirements will materially restrict us in any way.

Production and Manufacturing

We purchase the raw materials required for the production of our products, including components of additive manufacturing systems and materials to produce our nano-inks products. To date, all of our printers, including our DragonFly LDM, are manufactured in-house.

With respect to our ink products, we intend to keep full control of the value chain, from research and development through self-manufacturing and global sales. We have a production facility to support the commercialization and production of our proprietary nano-conductive ink and dielectric ink for our DragonFly additive manufacturing system. We believe that the size and capacity of this facility, located in the same building as our offices, will be sufficient to support our future commercialization activities. We have achieved certification for two international standards- the OHSAS 18001:2007 for occupational health and safety within the workplace and the ISO 14001:2015 Standard – EMS (Environmental Management System).

Sales and Marketing

We began commercializing our first professional grade 3D Printer, the DragonFly Pro 3D printer, during the fourth quarter of 2017. In July 2019, we introduced our new DragonFly LDM printing technology. We are now focused on accelerating our direct reach to end-customers through direct sales.

Potential Material Impact of COVID-19

The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. Although to date the COVID-19 pandemic has mainly affected our current revenues and has not had a material adverse effect on us, and we do not expect any material impact on our long-term activity, the COVID-19 pandemic may have a material adverse effect on our business and financial performance in the future. The extent of the impact of the COVID-19 pandemic, including our ability to execute our business strategies as planned, will depend on future developments, including the duration and severity of the pandemic, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. See “Item 3.D. Risk Factors – We face business disruption and related risks resulting from the COVID-19 pandemic, which has had a material adverse effect on our business and results of operations.”

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

Our offices, research and development facility and in-house laboratory are located at our headquarters at 2 Ilan Ramon, Ness Ziona 74036, Israel, where we currently occupy approximately 34,000 square feet. We lease our headquarters under three separate leases. The first lease, which accounts for about 37% of our office space, ends on August 31, 2024, the second lease, which accounts for about 37% of our office space, ends on December 31, 2023, and the third lease, which accounts for about 26% of our office space, ends on August 31, 2021. We have an option to extend two of the lease agreements for an additional five years with a 10% increase of the monthly rental fee. We expect to extend the lease agreement ended in August 2021 for an additional five years. The total monthly rent payment for the facilities in Israel is currently approximately $62,000. From March 2018 through February 2020, we had offices in Santa Clara, California, where we occupied approximately 1,915 square feet. The total monthly rent payment for the facilities in Santa Clara was approximately $3,400. Effective from February 1, 2020, we entered into an administrative services agreement between Nano Dimension USA Inc. and Breezer Holdings LLC, whereby the Company will lease space and will use logistic services for of our office in Boca Raton, Florida, for consideration of $6,000 per month. This agreement was terminated in September 2020, when we moved our U.S. office to Sunrise, Florida, where we currently occupy approximately 5,300 square feet. The total monthly rent payment for the facilities in Florida is currently approximately $10,000. Since March 2019, we also have offices in Hong Kong Science Park, where we occupy approximately 1,500 square feet. The total monthly rent payment for the facilities in Hong Kong is currently approximately $7,000.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the IASB and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our discussion and analysis for the year ended December 31, 2019 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on March 10, 2020.

Overview

To date, we have generated limited revenues from the sale and lease of our products. In the fourth quarter of 2017 we begun commercializing our products and our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. As of December 31, 2020, we had an accumulated deficit of $108,457,000. Our financing activities are described below under “Liquidity and Capital Resources.” We currently estimate that we have the necessary capital in order to establish our commercial infrastructure.

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2019	2020
Payroll	4,834	6,531
Subcontractors	82	258
Patent registration	144	160
Materials	1,001	940
Rental fees and maintenance	197	173
Depreciation	1,534	1,588
Other expenses	339	249
Grants	(49)	(21)
Total	8,082	9,878

Subcontractor expenses include expenses for development consultants and service providers, which are not employees. The services provided by these consultants and service providers include, but are not limited to, chemistry consulting, software and electronics subcontractors and consulting and chip processing consulting.

Our development expenses are presented net of government grants.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries, marketing, commissions and advertising services, depreciation, rental fees, and travel.

The following table discloses the breakdown of sales and marketing expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2019	2020
Payroll	2,873	5,326
Marketing, commissions and advertising	1,808	577
Depreciation	212	223
Travel abroad	317	235
Rental fees and maintenance	114	201
Other expenses	145	35
Total	5,469	6,597

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, director fees, office expenses, depreciation, taxes and fees, and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2019	2020
Payroll	872	1,377
Share-based payments	155	16,837
Professional services	1,358	1,064
Directors pay	187	-
Office expenses	359	386
Depreciation	78	76
Fees	22	22
Travel abroad	37	44
Rental fees and maintenance	43	46
Other expenses	159	435
Total	3,270	20,287

Comparison of the year ended December 31, 2020 to the year ended December 31, 2019

Results of Operations

	Year ended December 31,
U.S. dollars in thousands	2019	2020
Consolidated Statements of Operations Data
Revenues	7,070	3,399
Cost of revenues	4,312	1,563
Cost of revenues- amortization of intangible	772	771
Gross profit	1,986	1,065
Research and development expenses, net	8,082	9,878
Sales and marketing expenses	5,469	6,597
General and administrative expenses	3,270	20,287
Operating loss	14,835	35,697
Finance expense (income), net	(6,482)	12,797
Total comprehensive loss	8,353	48,494
Loss attributable to holders of Ordinary Shares	8,353	48,494

Revenues

Our revenues for the year ended December 31, 2020 amounted to $3,399,000, representing a decrease of $3,671,000 or 52%, compared to $7,070,000 for the year ended December 31, 2019. The decrease is attributed to fewer sales of DragonFly systems in 2020, which the Company primarily attributes to the impact of COVID-19, which caused many entities to hold-off on capital expenditures. Our revenues are derived mainly from sales of our systems, consumables and support services to our customers. In 2020, we sold 4 systems, and in 2019, we sold 27 systems.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2020 amounted to $2,334,000, representing a decrease of $2,750,000 or 54%, compared to $5,084,000, for the year ended December 31, 2019. Cost of revenues consists of $764,000 in respect of the cost of printers and DragonFly LDM system upgrades sold, $629,000 in respect of service cost, $168,000 for ink and other consumables, and an additional $771,000 in respect of amortization of intangible assets. The decrease resulted primarily from the above-mentioned decrease in revenues.

Gross Profit

Our gross profit for the year ended December 31, 2020, amounted to $1,065,000, compared to a gross profit of $1,986,000 for the year ended December 31, 2019.

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2020 amounted to $9,878,000, representing an increase of $1,796,000 or 22%, compared to $8,082,000 for the year ended December 31, 2019. The increase resulted primarily from an increase in payroll and related expenses due to more research and development resources, as well as an increase in share-based payments expenses.

Our research and development expenses for the year ended December 31, 2020 are presented net of government grants in the amount of $21,000. Our research and development expenses for the year ended December 31, 2019 are presented net of government grants in the amount of $49,000.

Sales and marketing Expenses

Our sales and marketing expenses totaled $6,597,000 for the year ended December 31, 2020, an increase of $1,128,000 or 21%, compared to $5,469,000 for the year ended December 31, 2019. The increase resulted primarily from an increase of $2,453,000 in payroll and related expenses, less a decrease of $1,231,000 in marketing, commissions and advertising expenses. During 2020, we decided to invest increased resources in sales and marketing activities, thus we increased the number of our sales and marketing personnel.

General and Administrative Expenses

Our general and administrative expenses totaled $20,287,000 for the year ended December 31, 2020, an increase of $17,017,000 or 520%, compared to $3,270,000 for the year ended December 31, 2019. The increase resulted primarily from an increase of $16,939,000 in payroll and related share-based payment expenses, mainly as a result of the issuance of warrants to our President and Chief Executive Officer.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2020 was $35,697,000, as compared to an operating loss of $14,835,000 for the year ended December 31, 2019, an increase of $20,862,000 or 141%.

Finance Expense and Income

Finance expense and income mainly consist of revaluation of financial liabilities and lease liabilities, fundraising expenses, revaluation of liability in respect of government grants, bank fees, and exchange rate differences.

We recognized net financial expenses of $12,797,000 for the year ended December 31, 2020, compared to net financial income of $6,482,000 for the year ended December 31, 2019. The increase in expenses is primarily due to a revaluation of financial liabilities with respect to warrants issued in the offerings we did in 2019, measured at fair value, mainly due to the increase in our ADS price.

Total Comprehensive Loss

As a result of the foregoing, our loss for the year ended December 31, 2020 was $48,494,000, as compared to $8,353,000 for the year ended December 31, 2019, an increase of $40,141,000 or 481%.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2020, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Revenue Recognition

The Company recognizes revenue pursuant to IFRS 15 when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. On the contract’s inception date the Company assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer goods or services (or a bundle of goods or services) that are distinct. The Company identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Company’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. The Company’s identified performance obligations include printer, ink, maintenance, which is generally provided for a period of up to one year, training and installation. Revenue is allocated among performance obligations in a manner that reflects the consideration that the Company expects to be entitled to for the promised goods based on the standalone selling prices of the goods or services of each performance obligation. The Company allocates the transaction price to the identified performance obligations based on the residual approach, while allocating the estimated standalone selling prices for performance obligations relating to maintenance, training and installation services, and the residual is allocated to the printer. Revenues allocated to the printers, installation and training, and ink and other consumables are recognized when the control is passed at a point in time. Maintenance revenue is recognized ratably, on a straight-line basis, over the period of the services. Revenue from training and installation is recognized during the time of performance.

Fair value measurement of financial instruments

We account for financial liabilities relating to warrants and financial derivatives at fair value through profit or loss. The fair value of these instruments are determined by using the Monte Carlo simulation method and the Black-Scholes model and assumptions regarding unobservable inputs used in the valuation model including the probability of meeting revenue targets, and weighted average cost of capital, all of which can lead to profit or loss from a change in the fair value of these instruments.

5.B	Liquidity and Capital Resources

Overview

Since our inception through December 31, 2020, we have funded our operations principally with $745,145,000 from the issuance of Ordinary Shares, warrants and convertible notes. As of December 31 2020, we had $585,338,000 in cash and additional $85,596,000 in bank deposits.

The table below presents our cash flows:

	December 31,
	2019	2020
	(in thousands of U.S. dollars)
Operating activities	(12,684)	(9,646)

Investing activities	(641)	(86,763)

Financing activities	13,441	677,726

Net increase in cash	116	581,317

Operating Activities

Net cash used in operating activities of $9,646,000 during the year ended December 31, 2020 was primarily used for payment of salaries and related personnel expenses, payments for materials, rent, travel, professional services and other miscellaneous expenses.

Net cash used in operating activities of $12,684,000 during the year ended December 31, 2019 was primarily used for payment of salaries and related personnel expenses, payments for materials, rent, travel, professional services and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $86,763,000 during 2020 was primarily used for investments of our cash in bank deposits and fixed assets.

Net cash used in investing activities of $641,000 during 2019 was primarily used for investments of our cash in fixed assets.

Financing Activities

Net cash provided by financing activities of $677,726,000 in the year ended December 31, 2020 was mainly from the issuance of Ordinary Shares.

Net cash provided by financing activities of $13,441,000 in the year ended December 31, 2019 was mainly from the issuance of Ordinary Shares, warrants and convertible notes.

On February 5, 2019, pursuant to an underwriting agreement with A.G.P./Alliance Global Partners, as the underwriter for a public offering of our ADSs, rights to purchase and warrants that were offered pursuant to a registration statement on Form F-1 (Registration No. 333-228521), we issued 1,600,000 units, each consisting of one ADS, one warrant to purchase one ADS, and one right to purchase 0.75 of an ADS, at a price of $7.50 per Unit. The net proceeds to us from the sale of the units was approximately $10,600,000.

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

On February 7, 2020, pursuant to an underwriting agreement with ThinkEquity, a Division of Fordham Financial Management, Inc., or ThinkEquity, as the underwriter for a public offering of our ADSs that were offered pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333-228521), we issued 2,588,318 ADS, at a price per ADS of $1.50. The gross proceeds to us from the sale of the ADSs were approximately $3,882,477.

On April 28, 2020, pursuant to an underwriting agreement with ThinkEquity, as the underwriter for a public offering of our ADSs that were offered pursuant to a registration statement on Form F-1 (Registration No. 333-237222), we issued 17,858,000 ADS or pre-funded ADS purchase warrants, or the Pre-Funded Warrants, each to purchase one ADS in lieu thereof. Additionally, 1,204,114 ADSs were sold pursuant to a partial exercise of the underwriter’s over-allotment option. Each ADS was sold to the public at a price per ADS of $0.70. Each Pre-Funded Warrant was sold to the public at a price per Pre-Funded Warrant of $0.6999, exercisable at any time after the date of issuance upon payment of the exercise price of $0.0001 per ADS. All of the Pre-Funded Warrants were exercised in May 2020. The gross proceeds to us from the sale of the ADSs were approximately $13,343,000.

Between May 2020 and February 2021, we entered into several securities purchase agreements, or the Purchase Agreements, with certain investors for the purchase and sale of an aggregate of 216,422,015 ADS, in several registered direct offerings, or the RD Offerings, offered pursuant to several shelf takedowns under certain registration statements on Form F-3 (Registration Nos. 333-237668, 333-249184, 333-249559, 333-251004 and 333-251155). The aggregate gross proceeds to us from the sale of the ADSs in the RD Offerings were approximately $1,525,766,803. With each RD Offering we also entered into an agreement, or the Placement Agency Agreement, with ThinkEquity, as sole placement agent, or the Placement Agent, pursuant to which the Placement Agent agreed to serve as the placement agent for us in connection with that RD Offering. We agreed to pay the Placement Agent a cash placement fee that ranged between 3.00% to 7.00% of the gross proceeds received for the ADSs in that specific RD Offering. In addition, pursuant to the Placement Agency Agreement in certain of the RD Offerings, we agreed to issue to the Placement Agent or its designees warrants to purchase designated percentages of the ADSs sold such RD Offerings.

Current Outlook

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception, and we have financed our operations primarily through proceeds from issuance of our Ordinary Shares. Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures, general corporate purposes and to advance our M&A strategy. We believe that our current resources will be sufficient to meet our business needs for at least the next 12 months.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the progress in the launch of the commercial DragonFly LDM system;

●	the costs of manufacturing our DragonFly LDM system and ink products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

5.C	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2020 to the year ended December 31, 2019— Research and Development Expenses, net.”

5.D	Trend Information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– We face business disruption and related risks resulting from the COVID-19 pandemic, which has had a material adverse effect on our business and results of operations.”

5.E	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

5.F	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2020:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Lease Liability	$3,766	1,148	1,046	1,572
Liability in respect of warrants (*)	11,986	11,986
Liability in respect of government grants (**)	1,076	226	850

(*)	The term of the liability in respect of warrants is not determined, thus there is no certainty that the liability will be settled in less than 1 year as stated above.
(**)	The contractual obligation in respect of government grants presented above is based on our estimation regarding expected revenues, thus there is no certainty that the liability will be settled in 1-3 years as stated above.

Other financial and operating data:

Year Ended December 31,
(in thousands of U.S. dollars)	2020
EBITDA	(46,084)
Adjusted EBITDA	(12,566)

EBITDA is a non-IFRS measure and is defined as earnings before interest expense (income), income tax, depreciation and amortization. We believe that EBITDA, as described above, should be considered in evaluating the company’s operations. EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before other financial expense (income), income tax, depreciation and amortization and share-based payments. Other financial expense (income), net includes exchange rate differences, finance income for revaluation of liability in respect of government grants, finance expense for revaluation of liability in respect of warrants, as well as changes in lease liability. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the company’s operations. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting other financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payment expenses, and Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share-based payments.

The following is a reconciliation of net loss to EBITDA and Adjusted EBITDA:

Year Ended December 31,
(in thousands of U.S. dollars)	2020
Net loss	(48,494)
Interest income	(248)
Depreciation and amortization	2,658
EBITDA	(46,084)
Exchange rate differences	(123)
Finance income for revaluation of liability in respect of government grants	(75)
Finance expense for revaluation of liability in respect of warrants	12,825
Finance expense for revaluation of changes in lease liability	390
Share-based payments	20,501
Adjusted EBITDA	(12,566)

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 10, 2021:

Name	Age	Position
Yoav Stern	67	President and Chief Executive Officer, Director

Yael Sandler	34	Chief Financial Officer

Amit Dror	45	Customer Success Officer, Director

Dr. Jaim Nulman	65	Chief Technology Officer and Executive Vice President, Products

Zvi Peled	72	Chief Operating Officer and Chief Revenue Officer

Simon Anthony-Fried	47	Director

Eli David (1)	39	Director

Yaron Eitan (1) (2) (3)	65	Director

Roni Kleinfeld (1) (3)	64	Director

J. Christopher Moran (1) (2)	61	Director

Nira Poran (1) (2) (3)	64	Director

(1)	Indicates independent director under Nasdaq Stock Market rules.
(2)	Member of our Audit Committee.
(3)	Member of our Compensation Committee.

Yoav Stern, President and Chief Executive Officer, Director

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

Zvi Peled, Chief Operating Officer and Chief Revenue Officer

Mr. Zvi Peled has served as our Chief Operating Officer and Chief Revenue Officer since May 2020. From 2015 to 2020, Mr. Peled was the VP Sales-Americas, of the Security Business Unit in FLIR Systems Inc., a public company focused on intelligent sensing solutions for defense, industrial, and commercial applications. Previously, Mr. Peled was the chief operating officer and chief revenues officer of DVTEL Inc., a video surveillance and artificial intelligence software and hardware high-tech company, which was acquired by FLIR Systems Inc. in 2015. Previously, Mr. Peled was the President and chief executive officer of Apollo Network Services Ltd., a private company that manages large projects in the field of defense, energy and transportation for Finmeccanica. He was also the chief executive officer of Flash Networks Ltd., a technological leader offering mobile data access gateway. Earlier in his career, Mr. Peled spent 20 years with Elbit Systems Ltd., an international defense company engaged in a wide range of electronics related programs worldwide.

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

Eli David, Director

Dr. Eli David has served on our board of directors since January 2021. Dr. David is a leading AI expert specializing in deep learning and evolutionary computation. He has published over fifty papers in leading artificial intelligence journals and conferences, primarily focusing on applications of deep learning and genetic algorithms in various real-world domains. Since 2005, he has been teaching courses on deep learning and evolutionary computation at Bar-Ilan University and supervising the research of graduate students in these fields. Dr. David has co-founded several successful deep learning-based companies, and also serves as an AI consultant to several Fortune 500 companies, and major venture capital and private equity firms. Mr. David holds a B.Sc., M.Sc. and Ph.D in Computer Science from Bar-Ilan University.

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

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2020. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2020. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.215 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2020.

	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share-Based Compensation
All directors and senior management as a group, consisting of 12 persons (1)	$1,587,000	$18,870,000

(1)	Includes Ofir Baharav. Mr. Baharav resigned from our board of directors on March 10, 2021.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers and directors during or with respect to the year ended December 31, 2020.

Annual Compensation- in thousands of U.S. dollars - Convenience Translation

Executive Officer and Directors	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share-Based Compensation	Total
Yoav Stern	$588	$14,032	$14,590

Amit Dror	$255	$1,129	$1,384

Zvi Peled	$226	$772	$998

Yael Sandler	$257	$493	$750

Dr. Jaim Nulman	$291	$240	$531

Employment Agreements with Executive Officers

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our chief executive officer and approved annually by our board of directors that also set the bonus targets for our chief executive officer.

For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

C.	Board Practices

Introduction

Our board of directors presently consists of eight members. We believe that Ms. Poran and Messrs. Baharav, David, Eitan, Kleinfeld and Moran are “independent” for purposes of Nasdaq Stock Market rules. Our amended and restated articles of association provides that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and if such terms of employment are not consistent with our compensation policy, then such terms require the approval of our shareholders, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Our directors (other than the external directors, when applicable) are divided into three classes that are each elected at the third annual general meeting of our shareholders, in a staggered fashion (such that one class is elected each annual general meeting), and serve on our board of directors unless they are removed by a vote of 70% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

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

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. Our audit committee, acting pursuant to a written charter, is comprised of Ms. Poran and Messrs. Baharav, Eitan and Moran.

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

As noted above, the members of our audit committee include Mr. Yaron Eitan, Mr. Christopher Moran and Ms. Nira Poran, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Mr. Kleinfeld serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

Our compensation committee is acting pursuant to a written charter, and consists of Mr. Yaron Eitan, Mr. Roni Kleinfeld and Ms. Nira Poran, each of whom is “independent,” as such term is defined under Nasdaq rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association. Our compensation committee also complies with committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

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

As noted above, the members of our compensation committee include Messrs. Baharav, Eitan and Kleinfeld, each of whom is “independent,” as such term is defined under Nasdaq rules. Mr. Roni Kleinfeld serves as the chairman of our compensation committee.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $12 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $700,000, which expires on October 4, 2021.

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

We have entered into indemnification agreements with certain of our directors and with certain members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

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

As of December 31, 2020, we had five senior management, full-time employees, one of whom also serves as a director in our Company. In addition, we had 87 full-time employees. Four employees are located in Hong Kong, three employees were located in Europe, nine employees were located in the United States and the rest were located in Israel.

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

The following table lists as of March 8, 2021, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)
Executive Officers and Directors
Ofir Baharav (former Chairman of the Board of Directors)	3,180	(3)	*
Amit Dror	30,282	(4)	*
Eli David	-
Yaron Eitan	250,050	(5)	*
Simon Anthony-Fried	69,436	(6)	*
Roni Kleinfeld	3,180	(7)	*
Christopher Moran	-	(8)
Dr. Jaim Nulman	18,412	(9)	*
Zvi Peled	-	(10)
Nira Poran	-	(11)
Yael Sandler	17,142	(12)	*
Yoav Stern	2,642,775	(13)	1.1%

All directors and executive officers as a group (12 persons)	3,034,457		1.2%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 248,833,035 Ordinary Shares issued and outstanding as of March 8, 2021 plus Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(3)	Consists of options to purchase 3,180 Ordinary Shares at an exercise price of NIS 27.55 per share that are exercisable within 60 days. In addition, Mr. Baharav holds options to purchase 3,180 Ordinary Shares at an exercise price of NIS 27.55 and options to purchase 200,000 Ordinary Shares at an exercise price of $0.70 per share that are not exercisable within 60 days. Mr. Baharav’s options have expiration dates ranging from July 2025 to July 2027.
(4)	Includes options to purchase 5,500 Ordinary Shares at an exercise price of NIS 275 per share, and options to purchase 11,460 Ordinary Shares at an exercise price of NIS 27.55 per share that are exercisable within 60 days. In addition, Mr. Dror holds options to purchase 11,460 Ordinary Shares at an exercise price of NIS 27.55 per share that are not exercisable within 60 days. In addition, Mr. Dror holds options to purchase 500,000 Ordinary Shares at an exercise price of $0.70 per share that are not exercisable within 60 days. Mr. Dror’s options have expiration dates ranging from July 2024 to July 2027.
(5)	Consists of warrants to purchase 250,050 Ordinary Shares at an exercise price of $2.25 per share that are exercisable within 60 days. In addition, Mr. Eitan holds warrants to purchase 1,249,950 Ordinary Shares at an exercise price of $2.25 per share that are not exercisable within 60 days. Mr. Eitan’s warrants have expiration date of September 2027. In addition, Mr. Eitan holds options to purchase 100,000 Ordinary Shares at an exercise price of $0.70 per share that are not exercisable within 60 days. Mr. Eitan’s options have expiration dates ranging from July 2025 to July 2027.
(6)	Includes options to purchase 5,000 Ordinary Shares at an exercise price of NIS 275.00 per share, options to purchase 3,180 Ordinary Shares at an exercise price of NIS 27.55 per share and options to purchase 17,500 Ordinary Shares at an exercise price of $0.70 per share that are exercisable within 60 days. In addition, Mr. Anthony-Fried holds options to purchase 3,180 Ordinary Shares at an exercise price of NIS 27.55 that are not exercisable within 60 days. In addition, Mr. Anthony-Fried holds options to purchase 17,500 Ordinary Shares at an exercise price of $0.70 per share that are not exercisable within 60 days. Mr. Anthony-Fried’s options have expiration dates ranging from July 2024 to July 2027.
(7)	Consists of options to purchase 3,180 Ordinary Shares at an exercise price of NIS 27.55 per share that are exercisable within 60 days. In addition, Mr. Kleinfeld holds options to purchase 3,180 Ordinary Shares at an exercise price of NIS 27.55 per share and options to purchase 35,000 Ordinary Shares at an exercise price of $0.70 per share that are not exercisable within 60 days. Mr. Kleinfeld’s options have expiration dates ranging from July 2024 to July 2027.
(8)	Mr. Moran holds options to purchase 35,000 Ordinary Shares at an exercise price of $0.70 per share that are not exercisable within 60 days. Mr. Moran’s options have expiration dates ranging from July 2025 to July 2027.
(9)	Includes options to purchase 5,042 Ordinary Shares at an exercise price of NIS 50.70 per share and options to purchase 13,370 Ordinary Shares at an exercise price of NIS 25.80 per share that are exercisable within 60 days. In addition, Mr. Nulman holds options to purchase 458 Ordinary Shares at an exercise price of NIS 50.70 per share, options to purchase 9,550 Ordinary Shares at an exercise price of NIS 25.80 per share, and options to purchase 900,000 Ordinary Shares at an exercise price of $0.70 per share that are not exercisable within 60 days. Mr. Nulman’s options have expiration dates ranging from May 2023 to May 2027.
(10)	Mr. Peled holds options to purchase 900,000 Ordinary Shares at an exercise price of $0.70 per share and options to purchase 50,000 Ordinary Shares at an exercise price of $7.50 per share that are not exercisable within 60 days. Mr. Peled’s options have expiration dates ranging from May 2025 to January 2028.
(11)	Ms. Poran holds options to purchase 35,000 Ordinary Shares at an exercise price of $0.70 per share that are not exercisable within 60 days. Ms. Poran’s options have expiration dates ranging from July 2025 to July 2027.
(12)	Includes options to purchase 1,000 Ordinary Shares at an exercise price of NIS 83.07 per share, options to purchase 5,000 Ordinary Shares at an exercise price of NIS 275 per share, and options to purchase 11,142 Ordinary Shares at an exercise price of NIS 27.55 per share that are exercisable within 60 days. In addition, Ms. Sandler holds options to purchase 7,958 Ordinary Shares at an exercise price of NIS 27.55, options to purchase 500,000 Ordinary Shares at an exercise price of $0.70 per share, options to purchase 100,000 Ordinary Shares at an exercise price of $1.58 per share and options to purchase 50,000 Ordinary Shares at an exercise price of $7.50 per share that are not exercisable within 60 days. Ms. Sandler’s options have expiration dates ranging from May 2021 to January 2028.
(13)	Includes warrants to purchase 688,040 Ordinary Shares at an exercise price of $0.75 per share that are exercisable within 60 days. In addition, Mr. Stern holds warrants to purchase 4,128,242 Ordinary Shares at an exercise price of $0.75 per share that are not exercisable within 60 days. Mr. Stern’s warrants have an expiration date in August 2027. This amount does not include Series B warrants that may be purchased by Mr. Stern. Mr. Stern may invest an additional amount up to $50,000 to buy Series B Warrants, in an amount equal to 10% of the Company’s fully diluted capital. The exercise price per ADS under the Series B Warrants will be the average of the daily volume weighted average price of the ADSs for the 10 consecutive trading days ending on the trading day that is immediately prior to the date of the applicable notice to purchase the Series B Warrants.

2015 Stock Option Plan

We maintain one equity incentive plan – our Employee Stock Option Plan (2015), or the 2015 Plan. As of March 8, 2021, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 12,000,000. In addition, options to purchase 6,724,873 Ordinary Shares were issued and outstanding as of such date.

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

Upon termination of employment for any other reason, other than in the event of death, disability, all unvested options will expire and all vested options will generally be exercisable for 3 months following termination, or such other period as determined by the plan administrator, subject to the terms of the 2015 Plan and the governing option agreement.

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

We are not aware of any beneficial owner of 5% or more of our outstanding Ordinary Shares.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2020, there were decreases in the percentage ownership of some of our former significant shareholders: (i) Laurence W. Lytton (from 9.3% to 0%) and (ii) AIGH Capital Management, LLC, AIGH Investment Partners, L.L.C. and Mr. Orin Hirschman, or AIGH (from 6.9% to 2.5%).

Over the course of 2019, there were decreases in the percentage ownership of some of our former significant shareholders: entities affiliated with AIGH (from 9.6% to 6.9%); (ii) Iroquois Capital Management L.L.C., Richard Abbe and Kimberly Page (from 13.2% to 0.1%) and (iii) Itshak Sharon (Tshuva), Delek Group Ltd. and Phoenix Holdings Ltd., or Hapheonix Group (from 10.1% to 4.5%).

Over the course of 2018, there were increases in the percentage ownership of entities affiliated with Hapheonix Group (from 5.6% to 10.1%), while there were decreases in the percentage ownership of our former significant shareholders and executive officers: (i) Amit Dror (from 5.1% to 1.6%); (ii) Sharon Fima (from 5.1% to 2.7%); (iii) Dagi Shahar Ben-Noon (from 5.1% to 2.7%); (iv) Simon Anthony-Fried (from 5.1% to 2.7%); and (v) Michael Ilan Management and Investments Ltd. (from 6.9% to 0.7%).

Record Holders

Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of March 1, 2021, there were 45 holders of record of the ADSs on record with the Depository Trust Company.

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

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors’ and officers’ insurance.

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

Warrants

In August 2020, following the approval of our shareholders, in consideration for his services as our President and Chief Executive Officer, and as appropriate incentive, we entered into a private placement of warrants, or the Stern Transaction, with our President and Chief Executive Officer, Mr. Yoav Stern. In consideration of $150,000, we issued to Mr. Stern warrants to purchase 6,880,402 ADSs of the Company. The warrants have an exercise price of $0.75 per ADS, will vest over a period of two and a half years and will expire after 7 years. Simultaneously with the issuance of the warrants, Mr. Stern forfeited options to purchase 581,000 ADSs, previously granted to him. In addition, as long as Mr. Stern is employed by the Company or is a member of the Company’s board of directors, Mr. Stern may invest an additional amount up to $50,000 to buy Series B Warrants, in an amount equal to 10% of the Company’s fully diluted capital. The exercise price per ADS under the Series B Warrants will be the average of the daily volume weighted average price of the ADSs for the 10 consecutive trading days ending on the trading day that is immediately prior to the date of the applicable notice to purchase the Series B Warrants. In the same general meeting of shareholders that approved the Stern Transaction, the Company’s shareholders approved the amended terms of compensation of the Company’s President and Chief Executive Officer.

In September 2020, the Company issued 1,500,000 warrants to purchase 1,500,000 ADSs to the Company’s director, Mr. Yaron Eitan, in consideration of $150,000. The warrants have an exercise price of $2.25 per ADS, will vest over a period of three years and will expire after 7 years.

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

On March 7, 2016, our ADSs, which represent our Ordinary Shares, commenced trading on the Nasdaq Capital Market under the symbol “NNDM.” Each ADS currently represents one Ordinary Share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs are listed on the Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2(d) to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Amended and Restated License Agreement, dated April 2, 2015, by and between the Company and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd., filed as Exhibit 4.1 to Form 20-F/A filed on February 29, 2016. See Item 4.A “Business Overview—Intellectual Property” for more information about this document.

●	Nano Dimension Ltd. Employee Stock Option Plan (2015), filed as Exhibit 99.1 to Form 6-K filed on June 10, 2019. See Item 6 “Directors, Senior Management and Employees” for more information about this document.

●	Nano Dimension Ltd. Amended and Restated Executive Officers Compensation Policy, filed as Exhibit A to Exhibit 99.1 to Form 6-K filed on June 2, 2020. See Item 6 “Directors, Senior Management and Employees” for more information about this document.

●	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated January 30, 2019, filed as Exhibit 4.2 to Form F-1 (File No. 001-228521) filed on January 30, 2019.

●	Form of Securities Purchase Agreement, dated August 30, 2019, filed as Exhibit 99.2 to Form 6-K, filed on September 3, 2019.

●	Form of Convertible Promissory Note, dated September 4, 2019, filed as Exhibit 99.3 to Form 6-K, filed on September 3, 2019.

●	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated September 4, 2019, filed as Exhibit 99.4 to Form 6-K.

●	Form of Registration Rights Agreement, dated August 30, 2019, filed as Exhibit 99.5 to Form 6-K, filed on September 3, 2019.

●	Securities Purchase Agreement, dated August 5, 2020, between Nano Dimension Ltd. and Stern YOI Ltd. Partnership, filed as Exhibit 4.4 to Form F-3 (File No. 333-252848), filed on February 8, 2021.

●	Form of Series A Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated August 5, 2020, between Nano Dimension Ltd. and Stern YOI Ltd. Partnership, filed as Exhibit 4.5 to Form F-3 (File No. 333-252848), filed on February 8, 2021.

●	Securities Purchase Agreement, dated September 6, 2020, between Nano Dimension Ltd. and YEDNE LLC, filed as Exhibit 4.6 to Form F-3 (File No. 333-252848), filed on February 8, 2021.

●	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated September 6, 2020, between Nano Dimension Ltd. and YEDNE LLC, filed as Exhibit 4.7 to Form F-3 (File No. 333-252848), filed on February 8, 2021.

D.	Exchange Controls

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

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli companies; and

●	expenses related to a public offering are deductible in equal amounts over three years.

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

The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed 6 times the value of the grants received plus interest, with a possibility to reduce such payment to up to 3 times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the IIA.

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

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company should be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

In general, for U.S. federal income tax purposes, U.S. Holders of our ADSs will be treated as owning the underlying Ordinary Shares represented by those ADSs. Accordingly, exchanges of Ordinary Shares for ADSs, and ADSs for Ordinary Shares will not be subject to U.S. federal income tax.

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

We do not expect that we will be treated as a PFIC for the current taxable year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares or ADSs. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares or ADSs while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Ordinary Shares or ADSs.

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

U.S. Holders who hold our Ordinary Shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

Subject to certain adjustments under the PFIC rules, U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Ordinary Shares or ADSs

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares or ADSs.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or ADSs or gain from the disposition of our Ordinary Shares or ADSs if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Ordinary Shares or ADSs, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met. Any dividend income or gain described in clause (1) above will be subject to U.S. federal income tax on a net income tax basis in the same manner as a U.S. Holder and, with respect to corporate holders, a branch profits tax imposed at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) may also apply to its effectively connected earnings and profits (subject to adjustments). Any dividend income or gain described in clause (2) above that is not effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the U.S. generally will be subject to 30% withholding tax (or such lower rate as may be specified by an applicable income tax treaty) net of certain U.S. source capital losses.

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

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of Ordinary Shares or ADSs. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would increase/decrease our loss for 2020 by 0.7% and 1.3%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations. Our functional and presentation currency is the U.S. dollar.

We hedge our foreign currency exchange risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Somekh Chaikin, a member firm of KPMG International, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2019 and 2020.

The following table provides information regarding fees paid by us to Somekh Chaikin and/or other member firms of KPMG International for all services, including audit services, for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019	2020
Audit fees (1)	$190,000	$250,000
Audit-related fees	-	-
Tax fees (2)	44,000	15,000
All other fees	-	-

Total	$234,000	$265,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to fundraising.
(2)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

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

ITEM 19.	EXHIBITS.

Exhibit	Description
1.1	Amended and Restated Articles of Association of Nano Dimension Ltd., filed as exhibit 99.1 to Form 6-K filed on February 16, 2021, and incorporated herein by reference.

2.1	Amended and Restated Form of Depositary Agreement, dated as of April 15, 2019, among Nano Dimension Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 1 to the Form F-6 (File No. 333-252477) filed on January 27, 2021, and incorporated herein by reference.

2(d)	Description of Securities, filed herewith.

4.1^	Amended and Restated License Agreement, dated April 2, 2015, by and between the Company and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd., filed as Exhibit 4.1 to Form 20-F/A filed on February 29, 2016, and incorporated herein by reference.

4.2	Nano Dimension Ltd. Employee Stock Option Plan (2015), filed as Exhibit 99.1 to Form 6-K filed on June 10, 2019, and incorporated herein by reference.

4.3	Nano Dimension Ltd. Amended and Restated Executive Officers Compensation Policy, filed as Exhibit A to Exhibit 99.1 to Form 6-K filed on June 2, 2020, and incorporated herein by reference.

4.4	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated January 30, 2019, filed as Exhibit 4.2 to Form F-1 (File No. 001-228521) filed on January 30, 2019, and incorporated herein by reference.

4.5	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated September 4, 2019, filed as Exhibit 99.4 to Form 6-K, filed on September 3, 2019, and incorporated herein by reference.

4.6	Securities Purchase Agreement, dated August 5, 2020, between Nano Dimension Ltd. and Stern YOI Ltd. Partnership, filed as Exhibit 4.4 to Form F-3 (File No. 333-252848), filed on February 8, 2021, and incorporated herein by reference.

4.7	Form of Series A Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated August 5, 2020, between Nano Dimension Ltd. and Stern YOI Ltd. Partnership, filed as Exhibit 4.5 to Form F-3 (File No. 333-252848), filed on February 8, 2021, and incorporated herein by reference.

4.8	Securities Purchase Agreement, dated September 6, 2020, between Nano Dimension Ltd. and YEDNE LLC, filed as Exhibit 4.6 to Form F-3 (File No. 333-252848), filed on February 8, 2021, and incorporated herein by reference.

4.9	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated September 6, 2020, between Nano Dimension Ltd. and YEDNE LLC, filed as Exhibit 4.7 to Form F-3 (File No. 333-252848), filed on February 8, 2021, and incorporated herein by reference.

4.10	Form of Indemnification Agreement, filed as Exhibit 10.10 to Form F-1 (File No. 333- 213372) filed on August 30, 2016, and incorporated herein by reference.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to Form 20-F, filed on March 15, 2018, and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Somekh Chaikin (Member firm of KPMG International), filed herewith.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

^	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NANO DIMENSION LTD.

Date: March 11, 2021	By:	/s/ Yoav Stern
Yoav Stern
President and Chief Executive Officer

Nano Dimension Ltd.

Consolidated Financial Statements as of December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Nano Dimension Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Nano Dimension Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2O to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019, due to the adoption of International Financial Reporting Standard 16, Leases.

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
Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2015.
Tel-Aviv, Israel
March 10, 2021

Nano Dimension Ltd.

Consolidated Statements of Financial Position as at

		December 31,
	Note	2019	2020
		Thousands USD	Thousands USD
Assets
Cash	3.A	3,894	585,338
Bank deposits		-	85,596
Restricted deposits	3.B	31	62
Trade receivables	4.A	1,816	713
Other receivables	4.B	570	1,126
Inventory	5	3,543	3,314
Total current assets		9,854	676,149

Restricted deposits	3.B	377	406
Property plant and equipment, net	6	4,743	5,092
Right of use assets	19	2,673	3,169
Intangible assets	7	5,211	4,440
Total non-current assets		13,004	13,107
Total assets		22,858	689,256

Liabilities
Trade payables		850	776
Other payables	9	3,575	5,910
Total current liabilities		4,425	6,686

Liability in respect of government grants	10	1,044	850
Lease liability	19	2,089	2,618
Liability in respect of warrants	18	3,698	11,986
Total non-current liabilities		6,831	15,454
Total liabilities		11,256	22,140

Equity
Share capital	11	6,441	257,225
Share premium and capital reserves		65,202	518,426
Treasury shares		(1,509)	(1,509)
Presentation currency translation reserve		1,431	1,431
Accumulated loss		(59,963)	(108,457)
Total equity		11,602	667,116
Total liabilities and equity		22,858	689,256

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the Year Ended December 31,
	Note	2018	2019	2020
		Thousands USD	Thousands USD	Thousands USD
Revenues	12	5,100	7,070	3,399

Cost of revenues	13	3,594	4,312	1,563

Cost of revenues - amortization of intangible	7	772	772	771

Total cost of revenues		4,366	5,084	2,334

Gross profit		734	1,986	1,065

Research and development expenses, net	14.A	8,623	8,082	9,878

Sales and marketing expenses	14.B	4,259	5,469	6,597

General and administrative expenses	14.C	3,002	3,270	20,287

Operating loss		(15,150)	(14,835)	(35,697)

Finance income	14.D	54	8,765	446

Finance expense	14.D	392	2,283	13,243

Total comprehensive loss		(15,488)	(8,353)	(48,494)

Basic and diluted loss per share (USD) (after 1:50 reverse split effective June 29, 2020, see also note 11A)	16	(8.40)	(2.38)	(1.13)

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Changes in Equity

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity
For the year ended December 31, 2020:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of January 1, 2020	6,441	65,202	(1,509)	1,431	(59,963)	11,602
Loss for the year			-	-	(48,494)	(48,494)
Issuance of Ordinary Shares, net	244,511	405,604	-	-	-	650,115
Exercise of warrants, options and conversion of convertible notes	6,273	1,450	-	-	-	7,723
Share-based payments	-	46,170	-	-	-	46,170

Balance as of December 31, 2020	257,225	518,426	(1,509)	1,431	(108,457)	667,116

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity
For the year ended December 31, 2019:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of January 1, 2019	3,291	63,969	(1,509)	1,431	(51,610)	15,572
Loss for the year	-	-	-	-	(8,353)	(8,353)
Issuance of Ordinary Shares, net	2,216	(633)	-	-	-	1,583
Exercise of warrants, options and conversion of convertible notes	934	1,421	-	-	-	2,355
Share-based payments	-	445	-	-	-	445

Balance as of December 31, 2019	6,441	65,202	(1,509)	1,431	(59,963)	11,602

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity
For the year ended December 31, 2018:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of January 1, 2018	2,307	52,059	(1,509)	1,431	(36,122)	18,166
Loss for the year	-	-	-	-	(15,488)	(15,488)
Issuance of Ordinary Shares, net	981	11,490	-	-	-	12,471
Exercise of warrants and options	3	(3)	-	-	-	-
Share-based payments	-	423	-	-	-	423

Balance as of December 31, 2018	3,291	63,969	(1,509)	1,431	(51,610)	15,572

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2018	2019	2020
	Thousands USD	Thousands USD	Thousands USD
Cash flow from operating activities:
Net loss	(15,488)	(8,353)	(48,494)
Adjustments:
Depreciation	1,943	2,666	2,658
Financing expenses (income), net	412	2,035	(60)
Revaluation of financial liabilities accounted at fair value	-	(8,707)	12,825
Loss from disposal of property plant and equipment	537	18	-
Share-based payments	402	439	20,501
	3,294	(3,549)	35,924
Changes in assets and liabilities:
Decrease (increase) in inventory	(1,410)	(442)	229
Decrease (increase) in other receivables	13	-	(556)
Decrease (increase) in trade receivables	(1,219)	(503)	1,103
Increase in other payables	287	718	2,247
Increase (decrease) in trade payables	1,134	(555)	(99)
Decrease in other long-term liabilities	(58)	-	-
	(1,253)	(782)	2,924
Net cash used in operating activities	(13,447)	(12,684)	(9,646)

Cash flow from investing activities:
Investment in bank deposits	-	-	(85,500)
Interest received	-	-	152
Change in restricted bank deposits	86	(40)	(60)
Acquisition of property plant and equipment	(1,319)	(601)	(1,359)
Proceeds from sale of property plant and equipment	1	-	4
Net cash used in investing activities	(1,232)	(641)	(86,763)

Cash flow from financing activities:
Proceeds from issuance of Ordinary Shares, warrants and convertible notes, net	12,471	14,367	676,133
Exercise of warrants and options	-	282	2,837
Lease payments	-	(1,095)	(1,118)
Amounts recognized in respect of government grants liability, net	9	(113)	(126)
Net cash provided by financing activities	12,480	13,441	677,726
Increase (decrease) in cash	(2,199)	116	581,317
Cash at beginning of the year	6,103	3,753	3,894
Effect of exchange rate fluctuations on cash	(151)	25	127
Cash at end of year	3,753	3,894	585,338

Non-cash transactions:
Property plant and equipment acquired on credit	9	-	25
Conversion of convertible notes and warrants to equity	-	2,073	4,886

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 1 – General

A.	Reporting Entity

Nano Dimension Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Ilan Ramon St., Ness Ziona, Israel. The consolidated financial statements of the Company as of December 31, 2020, comprise the Company and its subsidiaries in Israel, in the United States, and in Hong Kong (together referred to as the “Group”). The Company engages, by means of the subsidiary Nano Dimension Technologies Ltd. (“Nano-Technologies”), in the development of a three-dimensional (“3D”) additive manufacturing system and nanotechnology based conductive and dielectric inks, which are supplementary products to the additive manufacturing system. Since March 2016, the Company’s American Depositary Shares (“ADSs”) have been trading on the Nasdaq Capital Market.

The Ordinary Shares of the Company were registered for trade on the Tel Aviv Stock Exchange (TASE).

On May 20, 2020, the Company voluntary delisted its Ordinary Shares from the TASE.

B.	Since August 25, 2014, the Company has devoted substantially all of its financial resources to develop its products and has financed its operations primarily through the issuance of equity securities. The amount of the Company’s future net profits or losses will depend, in part, on the rate of its future expenditures, its ability to generate significant revenues from the sale of its products, and its ability to obtain funding through the issuance of securities, strategic collaborations or grants. Starting in the fourth quarter of 2017, the Group began to commercialize its products and has generated revenues, mainly from sales of its 3D printers. The Group’s ability to generate revenue and achieve profitability depends on its ability to successfully commercialize its products.

C.	Equity Offerings

During 2020, the Company conducted several public offerings in the United States, with aggregate gross proceeds of approximately $710,000,000, before deducting underwriting discounts and commissions and other offering-related expenses. After the reporting period, the Company conducted additional public offerings in the United States, with aggregate gross proceeds of $833,000,000, before deducting underwriting discounts and commissions and other offering-related expenses.

D.	Effect of the coronavirus pandemic on the Group's business

Following the outbreak of the coronavirus (COVID-19) in China in December 2019, and it reaching many other countries as well at the beginning of 2020, there was a decrease in economic activity in many areas around the world, including Israel, the U.S., Europe and Asia-Pacific. The spread of the virus has led, inter alia, to a decrease in global transportation, restrictions on travel and work that were announced by the State of Israel and other countries around the world. As a result of the COVID-19 pandemic’s global effects, many entities held off on capital expenses; thus, the Company witnessed a significant decrease in the Group's revenues during 2020.

Since this event is not under the control of the Group, the Group is continuing to regularly follow the changes on the markets in Israel and the world and is examining the mid- and long-term effects on the business results of the Group.

E.	The Operating Cycle

The operating cycle period of the Group is 12 months.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

The accounting policies of the Group set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities, except for the change in accounting policy from January 1, 2019 as described in note 2.O below.

A.	Basis for presentation of the financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared on the historical cost basis, except when otherwise indicated.

The consolidated financial statements were authorized for issuance by the Company’s board of directors on March 10, 2021.

B.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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

The Company accounts for financial liabilities relating to convertible notes, warrants and related derivatives at fair value through profit or loss. The fair values of these instruments are determined by using the Monte Carlo simulation method and the Black-Scholes model and assumptions regarding unobservable inputs used in the valuation model including the probability of meeting revenue targets, and weighted average cost of capital, all of which can lead to profit or loss from a change in the fair value of these instruments.

For information on details regarding fair value measurement at Level 2 and sensitivity analysis see Note 18.D regarding financial instruments.

-	Share-based payment transactions

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option and volatility and making assumptions about them. For the measurement of the fair value of equity-settled transactions at the grant date, the Company uses the Black-Scholes formula or the Binomial pricing model.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

C.	Basis of consolidation Subsidiaries

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

(4)	Below are details regarding the exchange rate of the New Israeli Shekel (“NIS”) and the Euro and the Index of the NIS:

	Consumer Price Index	Euro	NIS
December 31, 2020	101.1	1.22	0.31
December 31, 2019	101.8	1.12	0.29
December 31, 2018	101.2	1.14	0.27
Change in percentages:
Year ended December 31, 2020	(0.69)	(9.32)	(2)
Year ended December 31, 2019	0.6	(2)	8.45)
Year ended December 31, 2018	0.8	(4.4)	(7.5

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

E.	Financial instruments

(1)	Non-derivative financial assets

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

The Group has balances of cash, trade and other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflect consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Cash includes cash balances available for immediate use. Deposits include short-term deposits with banking corporations (with original maturities of three months or more) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

E.	Financial instruments (Continued)

(2)	Non-derivative financial liabilities

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

(3)	Derivative financial liabilities

Measurement of derivative financial instruments

Derivatives are recognized initially at fair value attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss, as financing income or expense.

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

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

F.	Property plant and equipment (Continued)

The depreciation is calculated in equal yearly rates during the period of the useful life span of the assets, as follows:

%
Machinery and equipment (mainly 7%)	7 – 25
Computers	20 – 33
Office furniture and equipment	7 – 15
Leasehold Improvements	7 – 10
Printers leased to customers	25

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

G.	Inventory

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

H.	Impairment of non-financial assets

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

I.	Provisions

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

K.	Revenue recognition

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

On the contract’s inception date, the Company assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer goods or services (or a bundle of goods or services) that are distinct.

The Company identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Company’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. The Company’s identified performance obligations include: printer, ink, maintenance (which is generally provided for a period of up to one year), training and installation.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

K.	Revenue recognition (Continued)

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

Revenues allocated to the printers, installation and training, and ink and other consumables are recognized when the control is passed in accordance with the contract terms at a point in time.

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

L.	Research and development and intangible assets

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

N.	Government grants

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant.

Grants from the Israeli Innovation Authority (the “Innovation Authority”), with respect to research and development projects, are accounted for as forgivable loans according to International Accounting Standard (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance. Grants received from the Innovation Authority are recognized as a liability according to their fair value on the date of their receipt, unless it is reasonably certain, on that date, that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the amount received and the fair value on the date of receiving the grant is recognized as a deduction of research and development expenses. Expenses related to revaluation of the liability in respect of government grants were recognized in the statements of profit or loss and other comprehensive income as finance expenses.

O.	Leases

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

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

O.	Leases (Continued)

Policy applicable from January 1, 2019

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

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

O.	Leases (Continued)

Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever is earlier, as follows:

●	Buildings	1-5 years
●	Motor vehicles	3 years

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

For other lease modifications, the Group re-measures the lease liability against the right-of-use asset.

P.	Financing income and expenses

Financing income is comprised of interest income on deposits, revaluation of liability in respect of government grants, foreign currency gains and fair value changes of financial liabilities through profit and loss.

Financing expenses are comprised of bank fees, exchange rate differences, revaluation of liability in respect of government grants and fair value changes of financial liabilities through profit and loss.

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

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 3.A – Cash

	December 31,
	2019	2020
	Thousands USD	Thousands USD
Bank accounts- dominated in NIS	348	1,057
Bank accounts- dominated in USD	3,536	584,205
Bank accounts- other	10	76
	3,894	585,338

Note 3.B – Restricted deposits

The Group has a restricted deposit in the amount of $468 thousand for the lease of its offices and labs and for credit cards. The deposit is not linked and bears an annual interest rate of 0.01%. The Group expects to lease its offices and labs for a period of more than a year, thus the restricted deposit was classified as a non-current asset.

Note 4.A – Trade receivables

	December 31,
	2019	2020
	Thousands USD	Thousands USD
Open balances	1,816	713

Note 4.B – Other receivables

	December 31,
	2019	2020
	Thousands USD	Thousands USD
Government authorities	332	400
Prepaid expenses	221	696
Others	17	30
	570	1,126

Note 5 – Inventory

	December 31,
	2019	2020
	Thousands USD	Thousands USD
Raw materials and work in progress (*)	2,636	2,692
Finished goods	907	622
	3,543	3,314

(*)	A part of the raw materials and work in progress are expected to be sold in a period longer than the operating cycle of the Company.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 6 – Property plant and equipment, net

	Machinery and equipment	Computers	Office furniture and equipment	Leasehold improvements	Printers leased to clients	Total
	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Cost
As of January 1, 2019	4,132	471	158	1,719	199	6,679
Additions	770	5	32	26	-	833
Disposals	(306)	-	(3)	-	(87)	(396)
Designation change	112	-	-	-	(112)	-
As of December 31, 2019	4,708	476	187	1,745	-	7,116

Additions	1,163	124	85	12	-	1,384
Disposals	-	(8)	(22)	-	-	(30)
As of December 31, 2020	5,871	592	250	1,757	-	8,470

Depreciation accrued
As of January 1, 2019	792	365	37	238	47	1,479
Disposals	799	65	17	166	13	1,060
Designation change	(133)	-	(1)	-	(32)	(166)
Disposals	28	-	-	-	(28)	-
As of December 31, 2019	1,486	430	53	404	-	2,373

Additions	787	47	30	167	-	1,031
Disposals	-	(8)	(18)	-	-	(26)
As of December 31, 2020	2,273	469	65	571	-	3,378

Carrying amount
As of December 31, 2020	3,598	123	185	1,186	-	5,092
As of December 31, 2019	3,222	46	134	1,341	-	4,743

During the year ended December 31, 2020, the Group acquired $25,000 of property plant and equipment on credit.

Note 7 – Intangible assets

Intangible assets include development costs that were capitalized. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. See also Note 2.M.

	2019	2020
	Thousands USD	Thousands USD
Balance as of January 1	5,983	5,211
Amortization	(772)	(771)
Balance as of December 31	5,211	4,440

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 8 – Subsidiaries

Presented hereunder is a list of the Group’s subsidiaries:

	Principal location of the company’s activity	The Group’s ownership interest in the subsidiary for the year ended December 31
		2019	2020
Name of company		%	%
Nano Dimension Technologies Ltd.	Israel	100%	100%
Nano Dimension IP Ltd. (*)	Israel	100%	100%
Nano Dimension USA Inc.	USA	100%	100%
Nano Dimension (HK) Limited (*)	Asia-Pacific	100%	100%

(*)	Nano Dimension IP Ltd. and Nano Dimension (HK) Limited were incorporated by the Company in 2018. Nano Dimension IP Ltd. had no material activity until and during 2020.

Note 9 – Other payables

	December 31,
	2019	2020
	Thousands USD	Thousands USD
Accrued expenses	406	1,635
Contract liabilities	991	968
Lease liability	1,055	1,148
Employees and related liabilities	616	1,230
Government authorities	249	659
Current maturities in respect of government grants	231	226
Others	27	44
	3,575	5,910

Note 10 – Liability in respect of government grants

	2019	2020
	Thousands USD	Thousands USD
Balance as of January 1	1,445	1,275
Amounts received during the year	121	55
Payment of royalties	(185)	(158)
Amounts recognized as an offset from research and development expenses	(49)	(23)
Revaluation of the liability	(57)	(73)
Balance as of December 31	1,275	1,076

Current maturities in respect of government grants	231	226
Long term liability in respect of government grants	1,044	850

During the years 2014 to 2020, Nano-Technologies received several approvals from the Innovation Authority, to finance development projects in an aggregate amount of up to $4,505,000, while the Innovation Authority share of financing the aforesaid amount was in a range of 30% to 50% of expenditures. As of December 31, 2020, the Company received grants in the aggregate amount of $1,865,000. In consideration, Nano-Technologies undertook to pay the Innovation Authority royalties in the rate of 3%-3.5% of the future sales up to the amount of the grants received. On the date on which the grants were received, the Group recognized a liability using a discount rate ranging between 19% to 30%.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 11 – Equity

A.	The Company’s share capital (in thousands of Ordinary Shares)

	Ordinary Shares
	2019(*)	2020
Issued and paid-up share capital as at December 31	4,179	172,052
Authorized share capital	10,000	250,000

(*)	Following the approval of its shareholders on April 16, 2020, the board of directors of the Company approved a 1-for-50 reverse split of the Company’s share capital. The implementation of the reverse split resulted in a reduction in the issued and outstanding Ordinary Shares, and the increase of the par value per Ordinary Share from NIS 0.10 to NIS 5.00 per Ordinary Share. Concurrently with the reverse split, the Company effected a corresponding change in the ratio of ordinary shares to each of the Company’s ADSs, such that its ratio of ADSs to Ordinary Shares has changed from one (1) ADS representing fifty (50) Ordinary Shares to a new ratio of one (1) ADS representing one (1) Ordinary Share. The effective date of this reverse split was June 29, 2020. All options and warrants of the Company outstanding immediately prior to the reverse split were appropriately adjusted by dividing the number of Ordinary Shares into which the options and warrants are exercisable by 50 and multiplying the exercise price thereof by 50, as a result of the reverse split. All the figures in these financial statements relating to share capital were appropriately adjusted to reflect the above-mentioned reverse split.

Share capital (in thousands of shares of NIS 5 par value)

	Ordinary Shares
	2019	2020
Issued as at January 1	1,931	4,179
Issued for cash during the period	1,600	163,542
Conversion into shares of convertible notes during the period	610	1,395
Exercise of warrants during the period	38	2,918
Exercise of share options during the period	-	18
Issued and paid-in share capital as at December 31	4,179	172,052

In April 2020, following approval of the general meeting of the Company’s shareholders, the Company increased its authorized share capital by NIS 100,000,000, such that the authorized share capital of the Company was NIS 150,000,000.

In May 2020, following approval of the general meeting of the Company’s shareholders, the Company increased its authorized share capital by NIS 100,000,000, such that the authorized share capital of the Company was NIS 250,000,000.

In June 2020, following approval of the general meeting of the Company’s shareholders, the Company increased its authorized share capital by NIS 1,000,000,000, such that the authorized share capital of the Company was NIS 1,250,000,000 divided into 250,000,000 Ordinary Shares, par value NIS 5.00 each.

After the reporting date, on February 2021, following approval of the general meeting of the Company’s shareholders, the Company increased its authorized share capital by NIS 1,250,000,000, such that the authorized share capital of the Company was NIS 2,500,000,000 divided into 500,000,000 Ordinary Shares, par value NIS 5.00 each.

B.	Financing transactions

1.	In February 2019, the Company issued, pursuant to a public offering in the United States, an aggregate of 1,600,000 ADSs, 1,600,000 non-tradable warrants with an exercise price of $8.625 per ADS and term of 5 years and 1,200,000 non-tradable rights to purchase shares with an exercise price of $7.50 per ADS and term of 6 months. In certain cases, the rights to purchase and the warrants may be exercised on a cashless basis. Therefore, the rights to purchase and the warrants are accounted for as derivative instruments which are classified as a liability and measured at fair value through profit or loss. The total gross consideration was $12,000,000 and was initially attributed to the financial liability for the rights to purchase and warrants based on their fair value in the amount of $10,201,000 and the remaining amount was attributed to the ADSs issued and recognized as an equity component in the amount of $1,799,000. Applicable issuance costs, amounting to $1,440,000, have been allocated in the same proportion as the allocation of the gross proceeds. An amount of $1,224,000 was considered as issuance costs allocated to the rights to purchase and the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ADSs in the amount of $216,000 have been recorded in equity as a reduction of the share premium. The total net proceeds from the offering were approximately $10,560,000.

During the first quarter of 2019, investors exercised 37,620 of the rights to purchase 37,620 Ordinary Shares for a total consideration of $282,000.

The value of the financial liability in respect to the warrants was measured as of December 31, 2020, at an amount of approximately $10,892,000.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 11 – Equity (Continued)

B.	Financing transactions (Continued)

2.	In August 2019, the Company issued, pursuant to a securities purchase agreement, convertible promissory notes, in an aggregate principal amount of $4,276,000 and an additional approximately $2,700,000 to be received in two subsequent closings, bringing the expected total gross proceeds from this funding to approximately $7,000,000. The notes were convertible into the Company’s ADSs. As a part of this transaction, the Company issued non-tradable warrants to purchase 62,668,850 ADSs. The warrants have an exercise price equal to 125% of the conversion price of the convertible promissory notes, will be exercisable upon the six-month anniversary of issuance and will expire five years from the date of issuance. The total gross proceeds from the first closing were $4,276,000.

The first tranche of the convertible promissory notes was unsecured, had a maturity date of March 4, 2021, bore no interest except in an event of default and could be converted, at the election of the holder, into ADSs at an initial per share conversion price of $2.90, subject to adjustments, including among others, revenue targets and the conversion prices of the subsequent tranches. The convertible notes have been designated as a financial liability measured at fair value through profit and loss since they were combined instruments including embedded derivatives. The warrants are also classified as a financial liability that is measured at fair value through profit and loss as neither the exercise price nor the number of shares to be issued is fixed. The rights for the future issuance of the convertible notes and the warrants of the second and third tranches have been accounted for as derivatives.

The initial fair value of the financial liabilities issued in the transaction at their issuance date has been evaluated in the amount of $11,609,000, while the consideration received from this transaction was $4,276,000. The difference, in the amount of $7,333,000, has been allocated to the convertible notes, warrants and rights to purchase recognized with respect to this transaction.

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

During 2019 and until December 31, 2019, $1,767,400 of the principal amount of the convertible notes was converted into 609,448 ADSs. As a result of the conversion, $2,003,000 of the loss that had not been initially recorded has been recognized as finance expenses in the year ended December 31, 2019.

Prior to February 4, 2020, an additional of approximately $204,000 of the principal amount of the convertible notes was converted.

On February 4, 2020, the Company and the holders of a significant portion of the remaining financial instruments agreed to amend the terms of this transaction such that the conversion price of the convertible notes decreased to $1.74 per ADS, and the holders of such notes agreed to convert such notes into ADSs. As a result, an aggregate of approximately $2,305,000 of the principal amount of the convertible notes was converted. Additionally, the Company agreed to amend the exercise price of the warrants of the first tranche to $1.914 per ADS, and the Company and the investors agreed to terminate substantially all remaining obligations in this transaction, including the instruments to be issued under the second and third tranche.

During the first quarter of 2020, all the outstanding balance of the convertible notes was converted.

The fair value of the remaining financial liabilities relating to the warrants issued in this transaction was measured as of December 31, 2020, at an amount of approximately $745,000. See also Note 18.D - Financial Liabilities.

3.	During 2020, the Company issued, pursuant to several public offerings in the United States, an aggregate of 163,542,447 ADSs and 430,000 pre-funded warrants (that were converted to ADSs during 2020). The total gross proceeds from the offerings were approximately $710,013,000, before deducting underwriting discounts and commissions and other offering-related expenses. The total net proceeds from the offerings, after deducting issuance expenses, were approximately $650,115,000. As a part of those offerings, the Company issued a total of 7,365,289 non-tradable warrants to the underwriters. The warrants are accounted for as share-based payment expenses, see also note 17.

4.	See also Note 21.A regarding public offerings after the reporting date.

C.	Treasury shares

As of December 31, 2020, the Company held 10,540 Ordinary Shares, constituting approximately 0.006% of its issued and paid up share capital.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 12 – Revenues

	For the year ended December 31
	2018	2019	2020
	Thousands USD	Thousands USD	Thousands USD
Consumables	190	650	554
Support services	400	598	654
Sales of printers	4,320	5,770	2,191
Total	4,910	7,018	3,399
Printers rental	190	52	-
Total revenue	5,100	7,070	3,399

Revenues per geographical locations:

	For the year ended December 31,
	2018	2019	2020
	Thousands USD	Thousands USD	Thousands USD
U.S.	2,727	3,367	1,263
Asia Pacific	1,239	1,591	1,362
Europe and Israel(*)	1,134	2,112	774
Total revenue	5,100	7,070	3,399

(*)	The Company combined all revenues into the Europe and Israel geography, due to immateriality of the amounts.

Timing of revenue recognition:

	For the year ended December 31,
	2018	2019	2020
	Thousands USD	Thousands USD	Thousands USD
Goods and services transferred over time	590	650	654
Goods transferred at a point in time	4,510	6,420	2,745
Total revenue	5,100	7,070	3,399

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 12 – Revenues (Continued)

The table below provides information regarding receivables, contract assets and contract liabilities deriving from contracts with customers.

	December 31,
	2019	2020
	Thousands USD	Thousands USD
Open balances	1,816	713
Contract liabilities	991	968

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

During 2020, the Company witnessed a significant decrease in its revenues due to the effects of the COVID-19 pandemic. See also note 1.D.

Note 13 – Cost of revenues

	For the year ended December 31
	2018	2019	2020
	Thousands USD	Thousands USD	Thousands USD
According to sources of revenue -
Consumables	195	240	169
Support services	403	855	629
Sales of printers	2,938	3,192	765
Printers rental	58	25	-
Total	3,594	4,312	1,563

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 14 – Further detail of profit or loss

	For the year ended December 31
	2018		2019		2020
	Thousands USD		Thousands USD		Thousands USD
A. Research and development expenses, net
Payroll	4,890		4,834		6,531
Materials	1,065		1,001		940
Subcontractors	70		82		258
Patent registration	70		144		160
Depreciation	880		1,534		1,588
Rental fees and maintenance	908		197		173
Other	782		339		249
	8,665		8,131		9,899
Less – government grants	(42)		(49)		(21)
	8,623		8,082		9,878
B. Sales and marketing expenses
Payroll	2,226		2,873		5,326
Marketing, advertising and commissions	1,381		1,808		577
Rental fees and maintenance	64		114		201
Travel abroad	201		317		235
Depreciation	186		212		223
Other	201		145		35
	4,259		5,469		6,597

C. General and administrative expenses
Payroll	819	(*)	872	(*)	1,377
Share based payment expenses	206	(*)	155	(*)	16,837
Fees	32		22		22
Professional services	1,114		1,358		1,064
Directors pay	209	(*)	187	(*)	-
Office expenses	311		359		386
Travel abroad	45		37		44
Depreciation	-		78		76
Rental fees and maintenance	91		43		46
Other	107		159		435
	3,002		3,270		20,287
D. Finance income
Revaluation of liability in respect of government grants	-		58		75
Exchange rate differences	-		-		123
Revaluation of financial liabilities at fair value through profit or loss (**)	-		8,707		-
Bank interest and fees	54		-		248
	54		8,765		446
Finance expense
Exchange rate differences	127		151		-
Bank fees	-		14		28
Finance expense in respect of lease liability	-		425		390
Revaluation of financial liabilities at fair value through profit or loss (**)	-		-		12,825
Fundraising expenses	-		1,693		-
Revaluation of liability in respect of government grants	265		-		-
	392		2,283		13,243

(*)	Reclassified.

(**)	See Note 11.B regarding financing transactions that included issuance of financial instruments accounted at fair value through profit and loss.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 15 – Income Tax

A.	Corporate tax rate

Presented hereunder are the tax rates relevant to the Company in the years 2018 to 2020:

2018 – 23%

2019 – 23%

2020 – 23%

On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

As a result of the reduction in the tax rate, the deferred tax balances as at December 31, 2019 and 2020 were calculated according to the new tax rates specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018), at the tax rate expected to apply on the date of reversal.

B.	Benefits under the Law for the Encouragement of Industry (Taxes)

(a)	The Company and some of its subsidiaries qualify as “Industrial Companies” as defined in the Law for the Encouragement of Industry (Taxes) – 1969, and accordingly they are entitled to benefits, of which the most significant are, under limited conditions, the possibility of submitting consolidated tax returns with related Israeli companies and amortization in three equal annual portions of issuance expenses when registering shares for trading as from the date the shares of the company were registered.

(b)	The Company and certain subsidiaries are submitting a consolidated tax return to the tax authorities in accordance with the Law for the Encouragement of Industry (Taxes) – 1969. As a result, the companies are, inter alia, entitled to offset their losses from the taxable income of other companies, subject to compliance with certain conditions.

C.	Theoretical tax

The following presents the adjustment between the theoretical tax amount and the tax amount included in the financial statements:

	For the year ended December 31,
	2018	2019	2020
	Thousands USD	Thousands USD	Thousands USD
Total comprehensive loss	(15,488)	(8,353)	(48,494)
Statutory tax rate	23%	23%	23%
Theoretical tax benefit	(3,562)	(1,921)	(11,154)
Increase in tax liability due to:
Non-deductible expenses	280	75	4,299
Losses and benefits for tax purposes for which no deferred taxes were recorded	3,282	1,846	6,855
Taxes on income	-	-	-

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 15 – Taxes on income (Continued)

D.	Tax assessments

The Company has final tax assessments until and including the 2017 tax year.

Nano Dimension Technologies Ltd. has final tax assessments until and including the 2015 tax year.

E.	Accumulated losses for tax purposes and other deductible temporary differences

As of the reporting date, the Group has net operating loss for tax purposes in the amount of approximately $79,688,000 and capital loss for tax purpose in the amount of approximately $840,000.

As of December 31, 2020, the Group has deductible temporary differences in the amount of approximately $31,634,000, mainly relating to funding expenses and research and development expenses which are deductible over a period of three years for tax purposes.

The Group has not recognized a tax asset for the aforesaid losses and deductible temporary differences, due to the uncertainty regarding the ability to utilize those losses and deductible of temporary differences in the future.

E.	Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986

As a “Controller Foreign Cooperation” (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the Company's management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986, from January 2018. Accordingly, its taxable income or loss is calculated in US Dollars.

Note 16 – Loss per share

	For the year ended December 31
	2018(*)	2019(*)	2020
Weighted average of number of Ordinary Shares used in the calculation of basic and diluted loss per share (in thousands)(*)	1,836	3,513	42,947
Net loss used in calculation (thousands USD)	15,488	8,353	48,494

In 2020, 22,810,291 options and warrants (in 2019: 3,468,948 and 2018: 170,341) were excluded from the diluted weighted average number of Ordinary Shares calculation as their effect would have been anti-dilutive.

(*)	All the figures in this note were adjusted to reflect the 1:50 reverse split effective June 29, 2020, see note 11.A.

Weighted average number of Ordinary Shares:

	Year ended December 31
	2018(*)	2019(*)	2020
	Thousands of	Thousands of	Thousands of
	shares of NIS 5.0	shares of NIS 5.0	shares of NIS 5.0
	par value	par value	par value
Balance as at January 1	1,240	1,932	4,179
Effect of share options exercised	1	135	9
Effect of warrants exercised	-	-	1,184
Effect of conversion of notes	-	-	1,236
Effect of shares issued during the year	595	1,446	36,339
Weighted average number of Ordinary Shares used to calculate basic and diluted earnings (loss) per share as at December 31	1,836	3,513	42,947

(*)	All the figures in this note were adjusted to reflect the 1:50 reverse split effective June 29, 2020, see note 11.A.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Share-based payment

A.	During 2018, the Company granted to employees, a consultant and officers 2,652,500 non-tradable share options, which are exercisable into 2,652,500 Ordinary Shares. The share options vest over a period of one to three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date in consideration for an exercise price ranging between $0.28 to $1.59 for each share option. Some of the share options include a cashless exercise mechanism.

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

During 2019, the Company granted to employees 2,723,500 restricted shares units (“RSUs”). The RSUs represent the right to receive Ordinary Shares at a future time and vest over a period of three years.

During 2020, the Company granted to employees, officers and consultants 5,400,000 non-tradable share options, which are exercisable into 5,400,000 Ordinary Shares. The share options vest over a period of three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date in consideration for an exercise price ranging between $0.70 to $4.12 for each share option. Some of the share options include a cashless exercise mechanism.

During 2020, the Company granted to employees 1,530,000 RSUs. The RSUs represents the right to receive Ordinary Shares at a future time and vest over a period of three years.

During 2020, the Company granted to underwriters in public offerings in the U.S. an aggregate of 7,365,289 warrants, which are exercisable into 7,365,289 Ordinary Shares. The exercise prices range between $0.875 to $9.375 for each warrant. The warrants are exercisable 6 months from the issuance date, and expire 5 years after the issuance date.

B.	In January 2018, the Company issued non-tradable share options to purchase 300,000 Ordinary Shares to directors of the Company at an exercise price of $1.59 per share. The share options will vest in 12 equal quarterly batches over a period of three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date. 275,000 of the share options include a cashless exercise mechanism.

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

In July 2020, the Company issued non-tradable share options to purchase 440,000 Ordinary Shares to directors of the Company at an exercise price of $0.70 per share. The share options are vested over a period of no more than 3 years from the grant date. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date.

In December 2019, the Company signed an agreement for options grants in January 2, 2020 to purchase 286,172 ADSs with Yoav Stern, the Company’s Chief Executive Officer (“CEO”) and President, with an exercise price of $2.86 per ADS. The vesting start date of the share options is January 2, 2020.

In March 2020, the Company issued options to purchase 294,828 ADSs to Yoav Stern, the Company’s CEO and President, with an exercise price of $1.09 per ADS. 99.9% of the options vest at the grant date, and the remaining options will vest 3 years after the grant date.

In August 2020, following the approval of our shareholders, in consideration for his services as the Company’s President and CEO, and as appropriate incentive, the Company entered into a private placement of warrants (the “Stern Transaction”) with its CEO and President, Mr. Yoav Stern. In consideration of $150,000, the Company issued to Mr. Stern warrants to purchase 6,880,402 ADSs of the Company. The warrants have an exercise price of $0.75 per ADS, will vest over a period of two and a half years and will expire after 7 years. Simultaneously with the issuance of the warrants, Mr. Stern forfeited options to purchase 581,000 ADSs, previously granted to him, as described above. In addition, as long as Mr. Stern is employed by the Company or is a member of the Company’s board of directors, Mr. Stern may invest an additional amount up to $50,000 to buy Series B Warrants, in an amount equal to 10% of the Company’s fully diluted capital. The exercise price per ADS under the Series B Warrants will be the average of the daily volume weighted average price of the ADSs for the 10 consecutive trading days ending on the trading day that is immediately prior to the date of the applicable notice to purchase the Series B Warrants. The grant of the warrants was treated as a modification of the terms of equity-classified share based payment under IFRS 2. The fair value of the grant was measured at the grant date in an amount of approximately $18.7 million, and is recorded as share-based compensation expenses through the vesting period. In the same general meeting that approved the Stern Transaction, the Company’s shareholders approved the amended terms of compensation of the Company’s CEO and President. After the reporting date, in January 2021, Mr. Stern exercised 30% of the series A warrants.

In September 2020, the Company issued 1,500,000 warrants to purchase 1,500,000 ADSs to the Company’s director, Mr. Yaron Eitan, in consideration of $150,000. The warrants have an exercise price of $2.25 per ADS, will vest over a period of three years and will expire after 7 years.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Share-based payment (Continued)

C.

The fair value of share options is measured using the Black-Scholes formula or the Binomial pricing model. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average volatility of the Company’s shares, over the expected term of the options), expected term of the options (based on general option holder behavior and expected share price), expected dividends, and the risk-free interest rate (based on government debentures).

The following is the data used in determining the fair value of the share options granted:

	17.A- Consultants and Employees	17.B- Directors and CEO (*)
Number of share options granted	14,638,264	8,942,202 (*)
Fair value in the grant date (thousands USD)	43,979	23,434
Range of share price (USD)	0.74-89.83	1.38-94.64
Range of exercise price (USD)	0-114.77	0.7-92.04
Range of expected share price volatility	40.3%-104.96%	53.75-104.96%
Range of estimated life (years)	4-9	4-7
Range of weighted average of risk-free interest rate	0.36-1.98%	0.88%-1.32%
Expected dividend yield	-	-
Outstanding as of December 31, 2020	12,603,828	8,839,482
Exercisable as of December 31, 2020	880,734	8,679,113

(*)	The options granted to directors and the CEO do not include the series B warrants which the CEO is entitled to purchase, since the number of those warrants is not yet determined.

D.	The number of share options and RSUs granted to employees and consultants, and included in Note 17.A are as follows:

	2019(*)	2020
Outstanding at January 1	112,944	521,138
Granted during the year	461,223	14,295,289
Exercised during the year	(24)	(1,703,902)
Forfeited or expired during the year	(53,005)	(508,697)
Outstanding at December 31	521,138	12,603,828
Exercisable as of December 31	53,831	880,734

The number of share options granted to directors and the CEO included in Note 17.B are as follows:

	2019	2020
Outstanding at January 1	41,400	78,435
Granted during the year	50,900	8,820,402
Exercised during the year	-	-
Forfeited or expired during the year	(13,865)	(59,355)
Outstanding at December 31	78,435	8,839,482
Exercisable as of December 31	40,275	8,679,113

E.	The share-based payments expenses in 2020 were $20,502,000 (in 2019: $445,000). In addition, the fair value of the warrants granted to underwriters in 2020 were $25,718,000 and has been recorded as a deduction of share premium.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 18 – Financial instruments

A.	Risk management policy

The actions of the Group expose it to various financial risks, such as a market risk (including a currency risk, fair value risk regarding interest rate and price risk), credit risk, liquidity risk and cash flow risk for the interest rate. The comprehensive risk-management policy of the Group focuses on actions to limit the potential negative impacts on financial performance of the Group to a minimum. The Group does not typically use derivative financial instruments in order to hedge exposures. Risk management is performed by the Group’s CEO in accordance with the policy approved by the board of directors.

B.	Credit risk

The Group does not have a significant concentration of credit risks.

The cash of the Group is deposited in Israeli and U.S. banking corporations. In the estimation of the Group’s management, the credit risk for these financial instruments is low.

In the estimation of the Group’s management, it does not have any expected credit losses.

C.	Currency risk

A currency risk is the risk of fluctuations in a financial instrument, as a result of changes in the exchange rate of the foreign currency.

The following is the classification and linkage terms of the financial instruments of the Group (in thousands USD):

	NIS	Linked to the U.S. dollar	Linked to the Euro and other	Total
December 31, 2020
Cash	1,057	584,205	76	585,338
Bank deposits	-	85,596	-	85,596
Restricted deposits	406	62	-	468
Trade receivables	17	534	162	713
Other receivables	410	19	-	429
	1,890	670,416	238	672,544
Financial liabilities at amortized cost	4,366	16,134	45	20,545
Total net financial assets (liabilities)	(2,476)	654,282	193	651,999

December 31, 2019
Cash	348	3,536	10	3,894
Restricted deposits	377	31	-	408
Trade receivables	-	1,586	230	1,816
Other receivables	342	-	-	342
	1,067	5,153	240	6,460
Financial liabilities at amortized cost	4,503	6,740	13	11,256
Total net financial assets (liabilities)	(3,436)	(1,587)	227	(4,796)

The following is a sensitivity analysis of changes in the exchange rate of the NIS as of the reporting date:

Profit (loss) from the change
Thousands USD
Increase at a rate of 5%	(124)
Increase at a rate of 10%	(248)
Decrease at a rate of 5%	124
Decrease at a rate of 10%	248

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 18 – Financial instruments (Continued)

D.	Fair value of financial instruments

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Financial liabilities:
Warrants	-	11,636	-	11,636
Financial derivatives	-	350	-	350
Total	-	11,986	-	11,986

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Financial liabilities:
Warrants	-	793	1,364	2,157
Convertible notes	-	-	1,223	1,223
Financial derivatives	-	-	318	318
Total	-	793	2,905	3,698

Details regarding fair value measurement at Level 2

The fair value of the warrants was measured using the Black-Scholes model. The following inputs were used to determine the fair value:

Expected term of warrant (1) – 3.1-3.68 years.

Expected volatility (2) – 118.77%-128.1%.

Risk-free rate (3) – 0.17%.-0.24%

Expected dividend yield – 0%.

(1)	Based on contractual terms.

(2)	Based on the historical volatility of the Company’s Ordinary Shares and ADSs.

(3)	Based on traded zero-coupon U.S. treasury bonds with maturity equal to expected terms.

E.	Liquidity risk

The table below presents the repayment dates of the Group’s financial liabilities based on the contractual terms in undiscounted amounts:

	First year	More than a year	Total
	Thousands USD	Thousands USD	Thousands USD
December 31, 2020
Trade payables	776	-	776
Other payables	5,910	-	5,910
Lease liabilities	-	2,618	2,618
Liability in respect of government grants	-	850	850
	6,686	3,468	10,154
December 31, 2019
Trade payables	850	-	850
Other payables	3,547	28	3,575
Lease liabilities	-	2,089	2,089
Liability in respect of government grants	-	1,044	1,044
	4,397	3,161	7,558

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

A lease liability in the amount of $106,000 and right-of-use asset in the amount of $91,000 have been recognized in the statement of financial position as at December 31, 2020 in respect of leases of vehicles.

b.	The Group leases offices in Ness- Ziona from Africa-Israel for a period of five years under a few different contracts for three different floors used for offices, labs and manufacturing facilities, at the same building. The contractual periods of the aforesaid lease agreements end in August 2021, August 2024 and December 2023. The Group has an option to extend two of the lease agreements for an additional five years for an additional monthly fee (10% increase). The Company expects to extend the lease agreement ended in August 2021 for an additional five years. The Group also leases offices in Hong-Kong. The contractual period of the aforesaid lease agreement ended in February 2021. The Group also leases offices in the U.S. for a contractual period of three years, which ends in August 2023. A lease liability in the amount of $3,660,000 and right-of-use asset in the amount of $3,078,000 have been recognized in the statement of financial position as at December 31, 2020 in respect of leases of offices.

Right of use assets:

	Buildings	Vehicles	Total
	Thousands USD	Thousands USD	Thousands USD
Balance as at January 1, 2019	1,687	204	1,891
Depreciation	706	136	842
Additions	1,525	99	1,624
Balance as at January 1, 2020	2,506	167	2,673

Depreciation	740	116	856
Disposals	-	69	69
Additions	1,312	109	1,421
Balance as at December 31, 2020	3,078	91	3,169

During the year ended December 31, 2020 and 2019, the Company paid a total of $1,118 thousands and $1,095 thousands, respectively, for lease payments.

See also note 14 regarding finance expenses in respect of lease liability.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 19 – Leases (Continued)

Maturity analysis of the Group’s lease liabilities:

December 31, 2020
Thousands USD
Less than one year	1,148
One to five years	2,618
Total	3,766

Current maturities of lease liability	1,148

Long-term lease liability	2,618

Note 20 – Transactions and balances with related parties

A.	Balances with related parties

	December 31,
	2019	2020
	Thousands USD	Thousands USD
Other payables	130	207

B.	Shareholders and other related parties benefits

	Year ended on December 31,
	2018	2019	2020
	Thousands USD	Thousands USD	Thousands USD
Salaries and related expenses- related parties employed by the Group	829	1,047	18,252	(*)
Number of related parties	4	4	5
Compensation for directors not employed by the Group	311	218	2,204
Number of directors	7	6	6

(*)	Includes share-based payment expenses of $16,666,000, see note 17.B regarding warrants issued to the CEO.

C.

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

D.	On November 12, 2019, the board of directors of the Company approved an arms-length transaction in which Mr. Ofir Baharav, the former chairman of the board of directors of the Company, has a personal interest, for an administrative services agreement between Nano Dimension USA Inc. and Breezer Holdings LLC, whereby the Company will lease space and will use logistics services for the Company’s office in Boca Raton, Florida, starting on February 1, 2020. In September 2020, the Company ceased this transaction.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

Note 20 – Transactions and balances with related parties (Continued)

E.	On December 5, 2019, the Company announced the appointment of Yoav Stern as CEO and President, effective January 2, 2020. See note 17.B regarding options granted to the CEO.

F.

On July 7, 2020, following approval of the general meeting of the Company’s shareholders, the Company granted options to purchase 1,000,000 ADSs to officer and additional 440,000 ADSs and directors of the Company at an exercise price of $0.70 per ADS.

G.	On July 7, 2020, the Company issued warrants to the Company’s President and CEO, Mr. Yoav Stern. See note 17.B.

H.	In August 2020, the Company issued warrants to the Company’s director, Mr. Yaron Eitan, see note 17.B

Note 21 – Events after the reporting date

A.	After the reporting period, in January and February 2021, the Company issued, pursuant to two public offerings in the United States, an aggregate of 74,100,000 Ordinary Shares and 1,137,500 non-tradable warrants to the underwriters. The total gross proceeds from the offerings were approximately $833,000,000, before deducting underwriting discounts and commissions and other offering-related expenses.