Form 20-F
period 2021-12-31
Nano Dimension Ltd.
filed 2022-03-31
CIK 1643303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Chairman and Chief Executive Officer

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

257,386,419 Ordinary Shares, par value NIS 5.00 per share, as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer	☐
		Emerging growth company	☐

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

Yes ☐ No ☒

i

INTRODUCTION

We are a leader in additively manufactured electronics, printed electronics and micro additive manufacturing. We believe our flagship proprietary DragonFly® IV system serves cross-industry High-Performance-Electronic-Devices (Hi-PEDs®) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. We have been actively developing our additive manufacturing technology since 2014. With our unique additive manufacturing technology for additively manufactured electronics, we are targeting the growing market for smart electronic devices that rely on printed circuit boards, connected devices, radio frequency, or RF, components and antennas, sensors, and smart products, including Internet of Things (IoT).

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

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Nano Dimension” refer to Nano Dimension Ltd. and its subsidiaries, Global Inkjet Systems Ltd., a United Kingdom corporation, Nano Dimension Technologies Ltd., Nano Dimension IP Ltd., DeepCube Ltd. and NanoFabrica Ltd., Israeli corporations, Essemtec AG, a Swiss corporation, Nano Dimension USA Inc., or Nano USA, a Delaware corporation, Nano Dimension GmbH, a German corporation, and Nano Dimension (HK) Limited, a Hong Kong corporation.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	the merger of DeepCube Ltd. and NanoFabrica Ltd. with Nano Dimension Technologies Ltd.;

●	the impact of the coronavirus, or COVID-19, pandemic, and resulting government actions on us;

●	litigation; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Summary of Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

●	We are investing significant resources in research and development of our products and have a limited operating history on which to assess the prospects for our business, have incurred losses since the date of inception of Nano Dimension Technologies Ltd., and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products;

●	We have generated limited revenues from the sale of our current products and may never be profitable;

●	Our non-financial assets may continue to lead to significant impairments in the future.

Risks Related to Our Business and Industry

●	We depend on the commercial success of our DragonFly IV system and ink products, as well as the commercial success of other products sold by our subsidiaries, and we may not be able to successfully scale up their commercialization;

●	We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs;

●	We may not be able to successfully manage our planned growth and expansion;

●	We face business disruption and related risks resulting from the recent outbreak of COVID-19, which could have a material adverse effect on our business and results of our operations;

●	We have been engaged, and continue to engage, in mergers and acquisitions to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers or acquisitions.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used to compete against us;

●	If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets;

●	We gave been subject, and may in the future be subject to further claims that our employees, consultants, or independent contractors have wrongfully or unavoidably used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Risks Related to the Ownership of the ADSs or our Ordinary Shares

●	As a “foreign private issuer” we follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Risks Related Israeli Law and Our Operations in Israel

●	Our operations are subject to currency and interest rate fluctuations;

●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or acquisition of, our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders;

●	Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel;

●	We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Risks Related to Our Financial Condition and Capital Requirements

We are investing significant resources in research and development of our products and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of inception of Nano Dimension Technologies Ltd., and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

We have been operating as a development-stage company since August 25, 2014 and have a limited operating history on which to assess the prospects for our business, have incurred significant losses, and anticipate that we will continue to incur significant losses for the foreseeable future.

Since the date of inception of Nano Dimension Technologies Ltd., or the Subsidiary, and as of December 31, 2021, we have incurred net losses of approximately $309 million.

Since the date of the Merger, we have devoted substantially all of our financial resources to develop our products and in our acquisitions. To date, we have generated limited revenues from the sale and lease of our products. Since the Merger, we have financed our operations primarily through the issuance of equity securities. The amount of our future net losses and our ability to finance our operations will depend, in part, on completing the development of our products, the rate of our future expenditures, our ability to generate significant revenues from the sales of our products and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to generate significant revenues from the sales of our products. We anticipate that our expenses will increase substantially if and as we:

●	continue the development of our products;

●	establish a sales, marketing, and distribution infrastructure to successfully commercialize our products;

●	seek to identify, assess, license, and/or develop other products and subsequent generations of our current products;

●	seek to acquire other entities;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts.

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

Our non-financial assets may continue to lead to significant impairments in the future.

We regularly review our non-financial assets, including intangible assets, goodwill and property, plant and equipment, for impairment. Goodwill is subject to impairment review on an annual basis and whenever potential impairment indicators are present. In addition, we also review our cash-generating units, or CGUs, for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such CGUs may not be recoverable. The amount of goodwill, intangible assets and property, plant and equipment on our consolidated balance sheet may increase following acquisitions or other collaboration agreements. Changes in market conditions or other changes in the future outlook of value may lead to further impairments in the future.

The market price of our ADSs has been, and may continue to be, highly volatile, and such volatility could cause the market price of our ADSs to decrease and could cause you to lose some or all of your investment in our ADSs.

During 2021, the market price of our common stock fluctuated from a high of $16.72 per share to a low of $3.76 per ADS, and our share price continues to fluctuate. The market price of our ADSs may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

●	our ability to grow our revenue and customer base;

●	the announcement of new products or product enhancements by us or our competitors;

●	variations in our and our competitors’ results of operations;

●	successes or challenges in any future collaborative, licensing, or other arrangements or alternative funding sources;

●	developments in the additively manufactured electronics (AME) / printed electronics (PE) industries;

●	future issuances of ADSs or other securities;

●	the addition or departure of key personnel;

●	announcements by us or our competitors of acquisitions, investments or strategic alliances; and

●	general market conditions and other factors, including factors unrelated to our operating performance and the effects of the COVID-19 pandemic.

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

Risks Related to Our Business and Industry

We depend on the commercial success of our DragonFly IV system and ink products, as well as the commercial success of other products sold by our subsidiaries, and we may not be able to successfully scale up their commercialization.

We have invested the majority of our efforts and financial resources in the research and development of our products. As a result, our business is entirely dependent on our ability to successfully commercialize our DragonFly IV system and ink products. In the fourth quarter of 2017, we initiated commercial sales of our DragonFly system and in November 2021 we launched our DragonFly IV system and FLIGHT software platform. We cannot assure you that our commercialization efforts will lead to meaningful sales of our products.

We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs.

The markets in which we operate are subject to rapid and substantial innovation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Our ability to compete in the 3D printing and electronics production markets will depend, in large part, on our future success in enhancing our existing products and developing new 3D printing systems that will address the increasingly sophisticated and varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis or otherwise gain market acceptance.

It is likely that new systems and technologies that we develop will eventually supplant our existing systems or that our competitors will create systems that will replace our systems. As a result, any of our products may be rendered obsolete or uneconomical by our or others’ technological advances.

We may not be able to successfully manage our planned growth and expansion.

We expect to continue to make investments in our DragonFly IV system and our related ink products. We are also expecting to develop additional 3D printers in order to deliver environmentally responsible and economically efficient solutions for industry 4.0. We expect that our annual operating expenses will continue to increase as we invest in sales and marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Our failure to expand operational and financial systems timely or efficiently could result in operating inefficiencies, which could increase our costs and expenses more than we had planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

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

We aim to compete for customers with a wide variety of manufacturers that create a variety of Hi-PEDs®. Our principal current competition consists of companies that produce prototype Printed Circuit Board, or PCBs, by traditional reductive manufacturing means, which include etching, pressing and drilling. Many of these companies have extensive track records and relationships within the electronics industry. While we are not aware of any other company that currently offers an in-house 3D printer that is capable of printing multilayer electronics devices, there are a large number of companies engaged in additive manufacturing and 3D printing solutions.

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

We purchase component parts and raw materials that are used in our DragonFly IV system and ink products from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts and raw materials that we use, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Our reliance on a single or limited number of vendors involves a number of risks, including:

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

We are highly dependent on Yoav Stern, our Chairman and Chief Executive Officer, Zivi Nedivi, our President, Hanan Gino, our Chief Product Officer and Head of Strategic M&A, and Zvi Peled, our Chief Operating Officer. The loss of their services without a proper replacement may adversely impact the achievement of our objectives. Messrs. Stern, Nedivi, Gino, and Peled may leave our employment at any time subject to contractual notice periods, as applicable. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives. There is no assurance that any equity or other incentives that we grant to our employees will be adequate to attract, retain and motivate employees in the future. Moreover, certain of our competitors or other technology businesses may seek to hire our employees.

We face business disruption and related risks resulting from the COVID-19 pandemic, which has had a material adverse effect on our business and results of operations.

Our operations and business have been disrupted and affected by COVID-19. The pandemic has caused states of emergency to be declared in various countries, travel restrictions imposed globally, quarantines established in certain jurisdictions and various institutions and companies being closed. The COVID-19 has also adversely affected our ability to conduct our business effectively due to disruptions to our capabilities, availability and productivity of personnel, while we simultaneously attempt to comply with rapidly changing restrictions, such as travel restrictions, curfews and others. In particular, in November 2021, the Government of Israel announced that non-Israeli residents or citizens, except for non-nationals whose lives are based in Israel, are not allowed to enter Israel. Simultaneously, the Ministry of Health in the State of Israel issued guidelines to clarify that, effective from November 29, 2021, a Green Pass will be required for indoor gatherings of more than 50 people.

Employers (including us) are also required to prepare and increase as much as possible the capacity and arrangement for employees to work remotely. In addition, effective November 29, 2021, the U.S. government has restricted travel to the United States from foreign nationals who were physically present in Botswana, Eswatini, Lesotho, Malawi, Mozambique, Namibia, South Africa, and Zimbabwe during the 14-day period preceding their entry or attempted entry into the United States. Although to date these restrictions have not impacted our operations, the effect on our business, from the spread of COVID-19 and the actions implemented by the governments of the State of Israel, the United States and elsewhere across the globe, may worsen over time.

The spread of COVID-19 may also result in the inability of our suppliers to deliver supplies to us on a timely basis. In addition, as a result of COVID-19, our sales and operations, and those of our customers and suppliers, have experienced delays or disruptions, such as difficulty obtaining components and temporary delay in sales. Although, as of the date of this annual report on Form 20-F, we do not expect any material impact on our long-term activity, the extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. We are actively monitoring the pandemic and we are taking any necessary measures to respond to the situation in cooperation with the various stakeholders.

We have been engaged, and will continue to engage, in mergers and acquisitions to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers or acquisition.

As part of our growth and product diversification strategy, we have engaged in mergers and acquisitions and will continue to evaluate opportunities to acquire or invest in other businesses or existing businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. For example, we acquired all of the issued and outstanding share capital of DeepCube Ltd., or DeepCube, and NanoFabrica Ltd., or NanoFabrica, in April 2021, all of the issued and outstanding share capital of Essemtec AG, or Essemtec, in November 2021, and all of the issued and outstanding share capital of Global Inkjet Systems Ltd., or GIS, in January 2022. Mergers or acquisitions, such as the DeepCube, NanoFabrica, Essemtec and GIS share acquisitions, that we have entered into and may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

●	problems integrating the acquired operations, technologies or products into our existing business and products;

●	diversion of management’s time and attention from our core business;

●	adverse effect on our existing business relationships with customers;

●	need for financial resources above our planned investment levels;

●	failures in realizing anticipated synergies;

●	difficulties in retaining business relationships with suppliers and customers of the acquired company;

●	risks associated with entering markets in which we lack experience;

●	potential loss of key employees of the acquired company; and

●	potential write-offs of acquired assets.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, the value of our ADSs and the underlying Ordinary Shares may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends. Please refer to “Item 4. Information on the Company—4.A. History and Development of the Company” for further details about the DeepCube, NanoFabrica, Essemtec and GIS share acquisitions.

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

We have sought to protect our proprietary position and sustain our competitive advantage by filing patent applications in the United States and in other countries, where our production and sales take place. Patent prosecution in the United States and the rest of the world is uncertain, expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We have an ever growing portfolio of 116 provisional and non-provisional pending patent applications, with a robust pipeline. These are filed with the U.S. Patent and Trademark Office, or USPTO, the World Intellectual Property Organization, or WIPO, and various patent offices around the world, such as China, Japan, Taiwan, Europe, and South Korea. The patent applications, where available, were filed through the Paris Convention Treaty, or PCT, and nine for which we have issued U.S., Chinese, and South Korean patents, with three more applications that were indicated as allowed but have not issued yet. We cannot offer any assurances about which, if any of the pending patent applications will issue, the scope of protection of any such patent or whether any issued patents will be found invalid and/or unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

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

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before September 29, 2018 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new products or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

Filing, prosecuting, and defending patents on products, processes, and computerized business methods, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less restrictive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States and our ability to stop that importation may be limited. These products may compete with our products. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2021, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares in the event that we are a PFIC. See “Item 10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

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

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, or the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend or distribution made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, a government or an agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends or distributions in accordance with the terms of the deposit agreement. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

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

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

●	Israeli corporate law does not provide for shareholder action by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

●	our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;

●	our amended and restated articles of association require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, requires a vote of the holders of 70% of our outstanding ordinary shares entitled to vote at a general meeting; and

●	our amended and restated articles of association provide that director vacancies may be filled by our board of directors.

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

Our war, terrorism and political violence insurance covers losses that may occur as a result of events associated with war, malicious damage, riots, strikes, civil commotion, invasion, acts of foreign enemies, hostilities and terrorism in the sum of NIS 10 million (approximately $3 million) for any occurrence and in the aggregate. Additionally, the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war. However, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages in case our war, terrorism and political violence insurance does not provide sufficient coverage. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

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

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately $3,843,000 that we received from Israel’s Innovation Authority, or the IIA, as of March 30, 2022. As of December 31, 2021, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $1,988,000. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to3.5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of London Interbank Offered Rate, or LIBOR, applicable to U.S. dollar deposits. The United Kingdom’s Financial Conduct Authority, or the FCA, which regulates the LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. In March 2021, the FCA confirmed that all of the LIBOR settings for Euro and Swiss Francs and some of the LIBOR settings for Japanese Yen, Sterling and U.S. dollars will cease in December 2021 and the remainder of the LIBOR settings for U.S. dollars will cease in June 2023. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the Secured Overnight Financing Rate, or the SOFR, in June 2023. While it is not currently possible to determine precisely whether, or to what extent, the replacement of LIBOR with SOFR would affect us, the implementation of SOFR may increase our financial liabilities to the IIA. This reform may cause such liabilities to perform differently than in the past, or to have consequences which cannot be predicted. Any such consequence could have a material adverse effect on us. Management continues to monitor the status and discussions regarding SOFR. We are not yet able to reasonably estimate the expected impact.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Nano Dimension Ltd. We were incorporated in the State of Israel in December 1960, and are subject to the Companies Law. From March 7, 2014, until August 25, 2014, we did not have any business activity, excluding administrative management. On August 25, 2014, we closed the Merger with the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. The Subsidiary was incorporated in the State of Israel in July 2012. The Merger resulted in a change of control whereby the management of the Company was replaced by the management of the Subsidiary.

On April 23, 2021, we acquired all of the issued and outstanding share capital of DeepCube. DeepCube technology applies numerous patented breakthrough algorithms to improve data analysis and deployments of advanced Deep Learning-based artificial intelligence systems. The machine learning application includes faster and more accurate training of deep learning models, and drastically improves inference performance and real-time metrics. Its proprietary framework can be deployed on top of any hardware, especially fitting edge devices and real-time applications. DeepCube’s artificial intelligence/machine learning/deep learning solutions demonstrate 10 times speed improvements and memory reduction, making it the only technology which allows efficient deployment of deep leaning models on edge devices and for real-time applications. We are currently in the process of merging DeepCube with the Subsidiary.

On April 26, 2021, we acquired all of the issued and outstanding share capital of NanoFabrica. NanoFabrica is a prominent player in the field of precision digital manufacturing. Its industrial additive manufacturing systems have an unprecedented micron-resolution with ultra-fine features, details, accuracy, and precision – enabled by the innovative micro adaptive projection technology. NanoFabrica brings the power of additive manufacturing to applications that require high precision, overlapping our typical target markets of Nano Dimension, such as aerospace, aviation, high-end electronics and automotive, medical, optics, research, education and more. NanoFabrica’s technology and machines are designed to enable digital mass manufacturing of precise and complex parts. We are currently in the process of merging NanoFabrica with the Subsidiary.

On November 2, 2021, we acquired all of the issued and outstanding share capital of Essemtec. Essemtec is a leader in adaptive highly flexible surface mount technology, or SMT, pick-and-place equipment, sophisticated dispenser suitable for both high-speed and micro-dispensing, and intelligent production material storage and logistic system. Its products are equipped with a sophisticated software package which makes extensive and efficient material management possible.

On January 4, 2022, we acquired all of the issued and outstanding share capital of GIS. GIS is a leading developer and supplier of high-performance control electronics, software, and ink delivery systems. GIS is well known for inventing and delivering state-of-the-art 2D and 3D printing inkjet hardware and unique operating software. GIS has more than 130 customers around the world with a focus on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which can all be controlled by the proprietary software system.

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

Our cash used in investing activities for 2019, 2020 and 2021 amounted to $641,000, $86,763,000 and $496,680,000, respectively. The cash was used primarily for investment in bank deposits and purchases of fixed assets. Our purchases of fixed assets primarily include buildings, leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B. Business Overview

We are a leader in additively manufactured electronics, printed electronics and micro additive manufacturing. We believe our flagship proprietary DragonFly IV system serves cross-industry Hi-PEDs® fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. We have been actively developing our additive manufacturing technology since 2014. With our unique additive manufacturing technology for additively manufactured electronics, we are targeting the growing market for smart electronic devices that rely on printed circuit boards, connected devices, RF components and antennas, sensors, and smart products, including IoT.

We also develop complementary production equipment for Hi-PEDs® and PCB assembly (Puma, Fox, Tarantula, Spider etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system.

Serving similar users of Hi-PEDs®, Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semiconductors, micro-electronics, micro-electro-mechanical systems, microfluidics, and life sciences instruments.

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

Our DragonFly IV precision system for additive manufacturing of printed electronics uses our proprietary liquid nano-conductive and dielectric inks that are designed specifically to print multilayer circuitry and 3D electronics. We believe that our DragonFly IV precision system will obviate the reliance on third-party manufacturers during the development, short run manufacturing and prototyping of smart connected products, such as sensors, conductive geometries, antennas and RF components, professional multilayer PCBs and molded connected devices for rapid prototyping and custom additive manufacturing.

In 2021, 2020 and 2019, we increased our sales and commercialization efforts and sold 36 systems worldwide during those years. As a part of scaling our operations, we have offices spanning across the United States, Hong Kong, Germany and Israel. The regional offices are designed to accelerate the adoption of additive manufacturing for electronics development and serve as customer and training facilities and sales support centers.

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

We perceive that additive manufacturing is at a defining inflection point by worldwide commitment to industry 4.0 transformation by companies large and small. To underscore the potential of additive manufacturing, several Fortune 500 and other tier one companies operating across a number of distinct industries have made substantial investments to decisively enter the additive manufacturing market. Examples include leading companies in aerospace and defense, dental/cosmetics and apparel and footwear. With the production world increasingly depending on additive manufacturing, we see exciting new printing technologies in metal and in liquid-polymers.

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

Traditional Printed Circuit Boards (“PCB”)

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

A multilayer electronic circuit contains two or more different conductive layers, while an older single-layer circuit contains only one layer of conductors. In the past, in inexpensive circuits, there were single or dual layer circuits. Advanced circuits, which are required for modern products (such as mobile phones, computer cards and more), contain advanced multilayer circuits with a much larger number of layers. Modern electronics have become more complex and often contain thousands of connections between various components of the same electronic circuit. In order to enable this complexity in a limited area and to prevent electronic short circuits, the connections are divided into a number of layers that are connected within the same multilayer electronic circuit. Our DragonFly IV system is designed to efficiently print prototype PCBs, circuits and antennas that conform to the requirements of modern complex electronics.

One of the main issues with the traditional process of PCB prototype development is the outsourced manufacturing delay. Modern and advanced PCBs are complex and are often comprised of more than ten layers. As a general rule, the time for manufacturing depends on the complexity and number of layers that a PCB contains. Consequently, the time it takes to receive an advanced PCB prototype from a third party manufacturer may reach several weeks. While the life cycle of modern products is shortening, the need for rapid prototyping increases. Our DragonFly IV system offers a solution to the pain of a slow time-to-market turnaround of advanced PCB prototypes, and enables developers of PCBs the freedom to innovate and painlessly employ an efficient trial-and-error process on a day to day basis.

Another issue with the traditional process of PCB prototyping is confidentiality. The usage of outsource services in order to produce a PCB prototype forces the developer to share the PCB design files of a future product months before the product is expected to reach the market. Our DragonFly IV system is intended to be an in-house solution to this issue.

Market Opportunity

The future of the 3D printed electronics market looks promising with opportunities in IoT connected products, communication, computer/peripheral, and defense, automotive industries and in aerospace. We estimate market potential by looking at several market references including the 3D printed electronics market, the total PCB market, and PCB software design market. The current industry practices present challenges to PCB manufacturing, including poor energy efficiency, slow production time and high costs and long time to get to market and potential risks for IP theft.

IDTechEX market research predict that the total market for 3D printed electronics with be worth $3 billion by 2030 and will be dominated by professional PCB. Technavio’s market research analysts predict that the total PCB market will grow from 2021 at a compound annual growth rate, or CAGR, of more than 3.60% by 2026. Other analysts estimate that the PCB market will reach an estimated $72.6 billion by 2022.

Within the total PCB market is the more specific market of PCB design software. We believe that many users of design software would benefit from the use of an in-house additive manufacturing system. Future Market Insights forecasts the global PCB design software market to increase at a 14.9% CAGR during 2022 to 2029, and reach $7.92 billion in revenues by the end of 2029.

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

Our goal is to expedite our growth and to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we plan to:

●	Increase sales. We are advancing our commercialization efforts and infrastructure, and allocating more resources to activities executed by our U.S. and Hong Kong headquarters, including increasing sales manpower.

●	Increase amount of applications and advanced electronics applicable use cases. In collaboration with our customers, create applications that can expedite the usage of our products for production grade products and consequently increase our sales. Our main focus is on collaboration with customers in the fields of automotive, aerospace, medical devices and defense.

●	Form alliances with industry leaders. We plan to collaborate with companies in the fields of design and manufacturing in order to expedite the adoption of our technology by the market.

●	Capitalize on our nano-conductive and dielectric inks, and software technology products. We plan to exploit our inks as supplemental products to our DragonFly IV system. We also plan to increase the software options and enable levels of licensing that we could monetize.

Our strategic growth plan includes the following:

●	Accelerated research and development and product development

●	Accelerated materials development

●	Customer-centric Go-to-Market strategy

●	Synergetic M&A: We are focusing on four types of acquisition targets:

1.	Customer access- will connect us to our potential customers

2.	Technology- to advance our AME 3-D printing capabilities

3.	Capital equipment- for the PCB and Printed Circuit Board Assembly, or PCBA, industries

4.	M&A which will allow us to apply our deal-learning to the greatest challenges of additive manufacturing

Products

Our products currently consist of three main product lines – our DragonFly IV precision system, proprietary ink products and software.

In November 2021, we introduced our new DragonFly IV printer and FLIGHT software platform. The new DragonFly IV system, combined with FLIGHT software, delivers new levels of quality, efficiency, and print resolution in the 3D printed electronics sector - providing increased flexibility to design any 3D geometry and create innovative new products. DragonFly IV is a dielectric and conductive-materials additive manufacturing system aimed for fabrication of high-performance electronic devices by depositing the proprietary materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electro-mechanical components. Our new FLIGHT software suite provides a comprehensive first-of-a-kind ability to incorporate electronic computer-aided designs into real 3D mechanical computer-aided designs, as well as intelligent verification, slicing, and job control solutions. FLIGHT enables the 3D design of electrical and mechanical features in 3-dimensions while ensuring that the new product designs comply with the system’s requirements and can then proceed directly to fabrication on the DragonFly IV. In December 2021, we sold the first two DragonFly IV 3D additively manufactured printers, in addition to the two machines that have completed beta sites processes with other leading customers.

DragonFly IV Precision System for additive manufacturing of printed electronics

Our DragonFly IV can print sensors, conductive geometries, RF devices, antennas, professional multilayer PCBs, and molded connected devices for rapid prototyping and custom additive manufacturing.

Our DragonFly IV system and specialized materials serve cross-industry Hi-PEDs® fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains

Our DragonFly IV system is designed to print electronic conductors and dielectric (non-conductive) layers based on a user’s specific design plan. Our DragonFly IV system uses at least two types of ink (i.e. conductive and dielectric) in order to lay down successive layers that literally build ready-to-use electronics. The printer receives digital files as input and converts them into print jobs in order to build the multilayer PCB, sensors, antenna or circuit. No cutting or drilling is required in the process of additive manufacturing of a multilayer PCB with our DragonFly IV precision system.

Our DragonFly IV system includes our dedicated and proprietary software suite, which provides a comprehensive first-of-a-kind ability to incorporate Electronic Computer-Aided, or ECAD, designs into real 3D Mechanical Computer Aided Design, or 3D MCAD, designs, as well as intelligent verification, slicing, and job control solutions. Our FLIGHT software platform enables the 3D design of electrical and mechanical features in 3-dimensions while ensuring that the new product designs comply with the system’s requirements and can then proceed directly to fabrication on the DragonFly IV.

The FLIGHT Software Suite consists of 3 components:

1-FLIGHT Plan: Allows designers to develop viable 3D AME using both existing 2D design data, and novel 3D data. Tests show that this reduces the 3D AME design time by up to 10 times.

●	Integrates 3D MCAD and ECAD capabilities for 3D Electro-Mechanical design

●	Imports existing designs from major ECAD systems

●	Enables the use of customers’ existing design tools

2-FLIGHT Check: This application enables design rule checks so that the designs meet the DragonFly IV requirements and are ready for printing.

●	Unifies design rules for ECAD that meet the constraints of DragonFly IV

●	Reduces design iteration cycles

3-FLIGHT Control: Delivers an entirely new pre-production solution that enables concurrent fabrication of both 2D and 3D multi-material Hi- PEDs®, improving productivity.

●	Integrates system and job management toolsets

●	Supports new file formats (STL & ODB++)

●	Improves user experience through better rendering accuracy and user interface

Additionally, we are offering different levels of product warranty and after-sales services. We provide dedicated account management services, both in terms of support and servicing, which are fee or subscription-based.

Our DragonFly IV system has multiple advantages, including:

●	In-house prototypes and low volume production. Our DragonFly IV system offers its users an efficient, quick, available, accessible and immediate solution for prototype production of smart products such as encapsulated sensors, antennas, multilayer PCBs and free-form geometry 3D circuits. Currently, electronics companies and others engaged in the development of products based on PCBs are forced to rely on service suppliers that manufacture PCBs through a complex and inefficient process.

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

Our DragonFly IV system obviates the reliance on external service suppliers and provides electronics companies and others the luxury of an office-friendly system in their in-house research laboratory with the ability to print prototypes of PCBs as required for electronic device development – all during a relatively short period of time.

●	Information security and professional secrecy. Contracting with external service suppliers (outsourcing) in order to create prototypes of PCBs during early stages of the development process of novel electronic devices may unnecessarily compromise the security of sensitive and confidential information. Currently, however, there is hardly a practical solution. By allowing companies to bring prototype development in-house, our DragonFly IV system offers a practical solution to this issue.

●	Industry first. We believe that we are a pioneer and a leader in our industry. We are not aware of any other company in the global electronics market that currently offers a 3D printer that prints professional grade smart parts.

As a part of our NanoFabrica acquisition, we have acquired its 3D additively manufacturing printing system. In August 2021, NanoFabrica was renamed Fabrica Group and its 3D additively manufacturing printing system renamed Fabrica 2.0 System. In October 2021, we delivered the Fabrica 2.0 System for micro precision additive manufacturing to a leading Western homeland security agency.

As a result of our acquisition of Essemtec, we acquired production equipment for placing and assembling electronic components on PCBs. Additionally, we also acquired adaptive highly SMT pick-and-place equipment, sophisticated dispenser suitable for both high-speed and micro-dispensing, and intelligent production material storage and logistic system. These products are equipped with a sophisticated software package which makes extensive and efficient material management possible. The uniqueness of this high-tech solution is that it can be adjusted quickly and easily to meet wide ranging requirements, they are able to respond to all manner of customer needs, particularly in high-mix-low-volume production environment.

Supplementary Products

Our acquisition of GIS added high-performance control electronics, software, and ink delivery systems to our portfolio of products.

The foundation of our vision is to provide advanced, digital production technologies for additive manufacturing and 3D printed electronics that meet the speed and efficiency standards of Industry 4.0 fabrication demands. The acquired ink delivery technology and software are essential to any ink deposition methodology within our additively manufactured electronics and additive manufacturing solutions and enables us to improve our technology’s performance and time to market.

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

In addition, in July 2016, we filed a patent application with the USPTO, which is still pending, for the development of a new nano metric conductive ink, which is based on a unique synthesis. The new nano-particle synthesis further minimizes the size of the silver nano-particles in our ink products. The new process achieves silver nano-particles as small as 4 nano-meters. We believe that accurate control of nano-particles’ size and surface properties will allow for improved performance of our DragonFly IV system. The innovative ink enables lower melting temperatures and more complete sintering (fusing of particles into solid conductive trace), leading to an even higher level of conductivity. The innovative ink has the potential to accelerate printing speeds and save ink for the 3D printing of electronics.

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

Software

Our proprietary software, the ‘FLIGHT’, is used to manage the design file and printing process. The software suite enables seamless transition into an additive manufacturing workflow.

In July 2016, we completed the development of the initial version of our software package and we have been adding features and improvements to it from time to time. The software supports customary formats in the electronics industry such as Gerber files, as well as vertical interconnect access (VIA) and DRILL files. The Switch® software presents a unique interface that displays Gerber files and an accurate and detailed description of the PCB’s structure, which facilitates a highly precise conversion to a 3D file format.

Multilayer 3D files can be prepared from standard file formats, with the software allowing for adjustments in numerous parameters such as layer order and thickness.

When the print-job is ready the user simply loads the design file from Switch straight into the DragonFly IV printer and uses the FLIGHT software to manage and control the print.

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

We have an ever growing portfolio of 25 issued U.S. and foreign patents and 116 provisional and non-provisional patent applications with the USPTO, WIPO filed through the PCT, and with the respective patent offices of China, Europe, South Korea, Japan and Taiwan. A provisional patent application is a preliminary application that can be filed less formally than a non-provisional application, and establishes a priority date for the patenting process for the invention disclosed therein.

Our growing patent portfolio can be divided into five main areas:

1. Mechanical: covering printer components and peripherals, for example- granted U.S. patents (9,227,444, 9,259,933, and 9,878,549), as well as several patent applications, directed to components and systems varying from print heads regeneration systems, print heads cleaning and ink recycling systems.

2. Chemical: covering ink compositions and related nanoparticles, both dielectric and conducting. For example, several were granted in the U.S. (10,385,175, 10,626,233, 11,155,004), Chinese (201580058899.5) and South Korean (10-2017-7013551) patent offices. Other chemical applications are directed to flexible ink (indicated as allowable), oxidation-resistant conductive inks, and support inks.

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

4. Industrial Design/Design: covering the ornamental aspects of the printer and various printer components. While currently there are no design patents granted, or pending, we intend to file design patents when appropriate, for example for Ink containers.

5. Artificial Intelligence/ Deep Learning: Covering an efficient technique of machine learning that is provided for training a plurality of convolutional neural networks (CNNs) with increased speed and accuracy using a genetic evolutionary model (US 10,339,450); storing sparse neural network (US 10,366,322); approximating multi-synaptic/filters neural network that can be partially-activated by iteratively executing partial pathways to generate partial outputs (US 10,515,306, 10,878,321); mimicking pre-trained target model without access to the pre-trained target model or its original training dataset (US 10,699,194); training or prediction of a neural network (US 11,055,617); and training or prediction of neural networks using a cluster-connected neural networks (US 11,164,084).

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

In addition, we have identified several trade secrets associated with chemical formulations, combination of jigs, and preferred suppliers.

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

In April 2019, we successfully shortened and simplified the assembly process for ball grid arrays and other SMT components used for integrated circuits, from days to one hour.

In April 2019, we created the first fully functional, 3D printed communication device, at a faster speed than has ever been achieved to date with traditionally made devices. This first ever additively manufactured (3D printed) IoT device developed by us, enables companies and research institutions to create and test their ‘smart’ products and other prototypes faster and more easily than ever before.

In May 2019, we received a grant approval from the IIA for developing hardware, in cooperation with Harris Corporation, that will fly on the International Space Station, or ISS, and communicate with Harris’ ground based satellite tracking station in Florida. This project provides a systematic analysis of 3D printed materials for RF space systems, especially for Nano-satellites. In March 2021, we announced that the first ever integrated RF circuit fabricated by us and designed and integrated by L3Harris Technologies (NYSE: LHX) (formerly known as Harris Corporation), has been flown to the ISS. In June 2019, we announced a strategic collaboration with HENSOLDT, a leading global security and defense electronics firm. Under this collaboration, HENSOLDT’s engineers work closely with our engineering team to develop innovative applications for HENSOLDT’s security and defense business. In May 2020, together with HENSOLDT, we achieved a major breakthrough on our way to utilizing 3D printing in the development process of high-performance electronics components.

In July 2019, we introduced our DragonFly LightsOut Digital Manufacturing (LDM®) printing technology, the industry’s only comprehensive additive manufacturing platform for round-the-clock 3D printing of electronic circuitry.

In September 2019, we developed 3D printed capacitors with our pioneering DragonFly additive manufacturing system. These capacitors are embedded in the body of the additively manufactured PCBs, saving space and eliminating the need for assembly.

In April 2020, we announced that our technology, DragonFly LDM system and materials were used to develop a 3D printed sealed packaging with electrical pads for Micro-Electromechanical Systems.

In May 2020, we succeeded in printing a 3D touch sensor. With the 3D electronic device, premium polymer products can be transformed into back-lit human-machine-interface surfaces. Thus, functionality and convenience are increased – all with a very sleek design.

In May 2021, we launched our next-generation DragonFly LDM 2.0 system, a comprehensive update to our flagship product that introduces improved print quality, optimized ink utilization and smarter management for printer uptime.

In September 2021, we announced a collaboration with the Fraunhofer Institute for Manufacturing Engineering and Automation IPA, one of Fraunhofer-Gesellschaft’s largest institutes.

In November 2021, we introduced the new DragonFly IV printer and FLIGHT software platform. The new DragonFly IV system, combined with FLIGHT software, delivers new levels of quality, efficiency, and print resolution in the 3D printed electronics sector - providing increased flexibility to design any 3D geometry and create innovative new products.

For the years ended December 31, 2019, 2020 and 2021, we incurred $8,082,000, $9,878,000 and $41,686,000, respectively, of research and development expenses.

Grants from Israel’s Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2021, we have received the aggregate amount of $3,843,000 from the IIA for the development of our additive manufacturing system and nano-inks. With respect to such grants we are committed to pay royalties of 3% to 3.5% on sales proceeds from our products that were developed under IIA programs up to the total grant amount plus annual interest calculated at a rate based on 12-month LIBOR. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, change of control transactions and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party,” as defined in the Research Law, requires prior written notice from the IIA. We do not believe that these requirements will materially restrict us in any way.

Production and Manufacturing

We purchase the raw materials required for the production of our products, including components of additive manufacturing systems and materials to produce our nano-inks products. To date, all of our printers, including our DragonFly IV, are manufactured in-house.

With respect to our ink products, we intend to keep full control of the value chain, from research and development through self-manufacturing and global sales. We have a production facility to support the commercialization and production of our proprietary nano-conductive ink and dielectric ink for our DragonFly additive manufacturing system. We believe that the size and capacity of this facility, located in the same building as our offices, will be sufficient to support our future commercialization activities. We have achieved certification for three international standards- the OHSAS 18001:2007 for occupational health and safety within the workplace, the ISO 14001:2015 Standard – EMS (Environmental Management System) and the ISO 9001:2015 for quality throughout in our production processes.

Sales and Marketing

We began commercializing our first professional grade 3D Printer, the DragonFly Pro 3D printer, during the fourth quarter of 2017. In July 2019, we introduced our new DragonFly LDM printing technology. In November 2021, we introduced our new DragonFly IV printer and FLIGHT software platform. We are now focused on accelerating our direct reach to end-customers through direct sales.

Potential Material Impact of COVID-19

The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. Although to date the COVID-19 pandemic has mainly affected our current revenues and has not had a material adverse effect on us, and we do not expect any material impact on our long-term activity, the COVID-19 pandemic may have a material adverse effect on our business and financial performance in the future. The extent of the impact of the COVID-19 pandemic, including our ability to execute our business strategies as planned, will depend on future developments, including the duration and severity of the pandemic (and variants thereof), which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. See “Item 3.D. Risk Factors – We face business disruption and related risks resulting from the COVID-19 pandemic, which has had a material adverse effect on our business and results of operations.”

C. Organizational Structure

We currently have eight wholly owned subsidiaries: GIS, which was incorporated in the United Kingdom, Essemtec, which was incorporated in Switzerland and has three subsidiaries, Nano Dimension Technologies Ltd., which was incorporated in the State of Israel, NanoFabrica, which was incorporated in the State of Israel, DeepCube, which was incorporated in the State of Israel, Nano Dimension IP Ltd., which was incorporated in the State of Israel, Nano Dimension USA Inc., which was incorporated in Delaware, Nano Dimension GmbH, which was incorporated in Germany, and Nano Dimension (HK) Limited, which was incorporated in Hong Kong, and other insignificant subsidiaries.

D. Property, Plant and Equipment

Our offices, research and development facility and in-house laboratory are located at our headquarters at 2 Ilan Ramon, Ness Ziona 74036, Israel, where we currently occupy approximately 54,000 square feet. We lease our headquarters under six separate leases. Four of the leases, which account for about 71% of our office space, end on August 31, 2024, the fifth lease, which accounts for about 24% of our office space, ends on December 31, 2023, and the sixth lease, which accounts for about 5% of our office space, ends on November 30, 2026. We have an option to extend two of the lease agreements for an additional five years with a 10% increase of the monthly rental fee. The total monthly rent payment for the facilities in Israel is currently approximately $100,000. We also have a facility in Azrieli Center, Tel-Aviv, Israel, where we currently lease and occupy approximately 5,500 square feet. The total monthly rent payment for the facilities in Tel-Aviv is currently approximately $25,000. Our U.S. office is in Sunrise, Florida, where we currently lease and occupy approximately 5,300 square feet. The total monthly rent payment for the facilities in Florida is currently approximately $10,000. In addition, in March 2022, we opened an additional office in Boston to house expanded sales operations and customer support. We currently lease and occupy 12,375 square feet in our Boston office, and our monthly rent payment for the facilities is approximately $45,000. We also have smaller offices in Hong Kong Science Park and in Munich, Germany. Essemtec AG has offices in Aesch, Switzerland, which are owned by the Group. GIS, which we purchased in January 2022, has offices in Cambridge, UK.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the IASB and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our discussion and analysis for the year ended December 31, 2020 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 11, 2021.

Overview

To date, we have generated limited revenues from the sale and lease of our products. In the fourth quarter of 2017 we begun commercializing our products and our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. As of December 31, 2021, we had an accumulated deficit of $309,234,000. Our financing activities are described below under “Liquidity and Capital Resources.” We currently estimate that we have the necessary capital in order to establish our commercial infrastructure.

5. A Operating Results

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2020	2021
Payroll	4,849	14,604
Share-based payment expenses	1,682	14,238
Subcontractors	258	2,864
Patent registration	160	441
Materials	940	2,764
Rental fees and maintenance	173	559
Depreciation	1,588	5,697
Other expenses	249	637
Grants	(21)	(118)
Total	9,878	41,686

Subcontractor expenses include expenses for development consultants and service providers, which are not employees. The services provided by these consultants and service providers include, but are not limited to, chemistry consulting, software and electronics subcontractors and consulting and chip processing consulting.

Our development expenses are presented net of government grants.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries, marketing, commissions and advertising services, depreciation, rental fees, and travel.

The following table discloses the breakdown of sales and marketing expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2020	2021
Payroll	3,336	8,283
Share-based payment expenses	1,990	8,569
Marketing, commissions and advertising	577	4,053
Depreciation	223	318
Travel abroad	235	749
Rental fees and maintenance	201	365
Other expenses	35	376
Total	6,597	22,713

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, office expenses, depreciation, travel expenses, and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2020	2021
Payroll	1,377	2,880
Share-based payments	16,837	6,974
Fees	22	33
Professional services	1,064	6,993
Office expenses	386	1,065
Depreciation	76	210
Travel abroad	44	461
Rental fees and maintenance	46	97
Other expenses	435	931
Total	20,287	19,644

Comparison of the year ended December 31, 2021 to the year ended December 31, 2020

Results of Operations

	Year ended December 31,
U.S dollars in thousands	2020	2021
Consolidated Statements of Operations Data
Revenues	3,399	10,493
Cost of revenues	1,563	5,730
Cost of revenues – amortization of intangible	771	3,641
Gross profit	1,065	1,122
Research and development expenses, net	9,878	41,686
Sales and marketing expenses	6,597	22,713
General and administrative expenses	20,287	19,644
Impairment losses	-	140,290
Operating loss	35,697	223,211
Finance expense (income), net	12,797	(17,481)
Loss before taxes	48,494	205,730
Taxes benefit	-	4,906
Loss for the year	48,494	200,824
Loss attributable to non-controlling interests	-	(47)
Loss attributable to owners	48,494	200,777

Revenues

Our revenues for the year ended December 31, 2021 amounted to $10,493,000, representing an increase of $7,094,000 or 209%, compared to $3,399,000 for the year ended December 31, 2020. The increase is attributed mostly to the consolidation of Essemtec, which we purchased in November 2021.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2021 amounted to $9,371,000, representing an increase of $7,037,000 or 301%, compared to $2,334,000, for the year ended December 31, 2020. Cost of revenues consists mainly of $3,280,000 in respect of the cost of hardware sold, $1,437,000 in respect of service costs, and $720,000 for ink and other consumables. An additional $3,641,000 is attributed to cost of revenues resulting from amortization of assets recognized in business combinations and technology. The increase resulted primarily from the above-mentioned increase in revenues, as well as higher amortization of intangibles from the acquisitions that we conducted during 2021.

Gross Profit

Our gross profit for the year ended December 31, 2021, amounted to $1,122,000, compared to a gross profit of $1,065,000 for the year ended December 31, 2020. The increase resulted from an increase in the Group’s revenues.

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2021 amounted to $41,686,000, representing an increase of $31,808,000 or 322%, compared to $9,878,000 for the year ended December 31, 2020. The increase resulted primarily from an increase of $9,755,000 in payroll and related expenses due to more research and development resources, as well as an increase of $12,556,000 in share-based payments expenses.

Our research and development expenses for the year ended December 31, 2021 are presented net of government grants in the amount of $118,000. Our research and development expenses for the year ended December 31, 2020 are presented net of government grants in the amount of $21,000.

Sales and marketing Expenses

Our sales and marketing expenses totaled $22,713,000 for the year ended December 31, 2021, an increase of $16,116,000 or 244%, compared to $6,597,000 for the year ended December 31, 2020. The increase resulted primarily from an increase of $4,947,000 in payroll and related expenses, an increase of $6,579,000 in share-based payments expenses, as well as an increase of $3,476,000 in marketing, commissions and advertising expenses. During 2021, we decided to invest increased resources in sales and marketing activities, thus we increased the number of our sales and marketing personnel.

General and Administrative Expenses

Our general and administrative expenses totaled $19,644,000 for the year ended December 31, 2021, a decrease of $643,000 or 3%, compared to $20,287,000 for the year ended December 31, 2020. The decrease resulted primarily from a decrease of $9,863,000 in share-based payment expenses, mainly as a result of the issuance of warrants to our Chairman and Chief Executive Officer in 2020. This decrease was offset by an increase of $5,929,000 in professional services and an increase of $1,503,000 in payroll and related expenses.

Impairment losses

During 2021, there was a decline in our share price, such that as of December 31, 2021, our fair value, which is based on the share price, is lower than our book value of equity. Hence, we checked the value of our CGUs to which goodwill is allocated. Given the recoverable amount of the said CGUs, determined on the basis of the value in use of the units, the goodwill, intangibles and property, plant and equipment relating to the groups of the said cash-generating units was reduced by approximately $140 million.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2021 was $223,211,000, as compared to an operating loss of $35,697,000 for the year ended December 31, 2020, an increase of $187,514,000 or 525%.

Finance Expense and Income

Finance expense and income mainly consist of revaluation of financial liabilities and lease liabilities, fundraising expenses, revaluation of liability in respect of government grants, bank fees, and exchange rate differences.

We recognized net financial income of $17,481,000 for the year ended December 31, 2021, compared to net financial expense of $12,797,000 for the year ended December 31, 2020. The change is primarily due to an increase of $23,433,000 in income from revaluation of financial liabilities, which are measured at fair value.

Total Loss

As a result of the foregoing, our loss for the year ended December 31, 2021 was $200,824,000, as compared to $48,494,000 for the year ended December 31, 2020, an increase of $152,330,000 or 314%.

5.B  Liquidity and Capital Resources

Overview

Since our inception through December 31, 2021, we have funded our operations principally with $1,550,642 from the issuance of Ordinary Shares, warrants and convertible notes. As of December 31, 2021, we had $853,626,000 in cash and an additional $501,969,000 in short- and long-term bank deposits.

The table below presents our cash flows:

	December 31,
	2020	2021
	(in thousands of U.S. dollars)

Operating activities	(9,646)	(42,579)

Investing activities	(86,763)	(496,680)

Financing activities	677,726	804,179

Net increase in cash	581,444	268,288

Operating Activities

Net cash used in operating activities of $42,579,000 during the year ended December 31, 2021 was primarily used for payment of salaries and related personnel expenses, payments for materials, rent, travel, professional services and other miscellaneous expenses.

Net cash used in operating activities of $9,646,000 during the year ended December 31, 2020 was primarily used for payment of salaries and related personnel expenses, payments for materials, rent, travel, professional services and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $496,680,000 during 2021 was primarily used for investments of our cash in bank deposits and fixed assets, as well as acquisitions of subsidiaries.

Net cash used in investing activities of $86,763,000 during 2020 was primarily used for investments of our cash in fixed assets.

Financing Activities

Net cash provided by financing activities of $804,179,000 in the year ended December 31, 2021 was mainly from the issuance of Ordinary Shares.

Net cash provided by financing activities of $677,726,000 in the year ended December 31, 2020 was mainly from the issuance of Ordinary Shares, warrants and convertible notes.

On February 7, 2020, pursuant to an underwriting agreement with ThinkEquity, a Division of Fordham Financial Management, Inc., or ThinkEquity, as the underwriter for a public offering of our ADSs that were offered pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333-217173), we issued 2,588,318 ADS, at a price per ADS of $1.50. The gross proceeds to us from the sale of the ADSs were approximately $3,882,477.

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

On April 23, 2021, we acquired all of the issued and outstanding share capital of DeepCube. DeepCube technology applies numerous patented breakthrough algorithms to improve data analysis and deployments of advanced Deep Learning-based artificial intelligence systems. We paid the shareholders of DeepCube approximately $40 million in cash and $30 million in our ADSs, based on the volume weighted average price of the last 30 trading days prior to the closing of the transaction, subject to certain escrow and indemnity provision contained in the share purchase agreement.  Of said consideration, approximately $10.25 million was paid to AWZ HLS Fund II, LP (AWZ) in cash only, pursuant to a separate secondary agreement. AWZ was not subject to any escrow, holdback or other limitations. In accordance with the terms of the acquisition agreement, 892,465 of our Ordinary Shares will be issued to Eli David, one of the founders of DeepCube, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of Mr. David as Chief Technology Officer of DeepCube. In addition, as part of the acquisition agreement, we exchanged equity-settled share-based payment awards held by employees of DeepCube for 299,455 of our restricted share units (RSUs). The equity awards of DeepCube’s employees were granted during the years 2018 to 2021 and were generally subject to a 4-year vesting schedule. Our RSUs were granted on the acquisition date and are subject to a 3-year vesting schedule.

On April 26, 2021, we acquired all of the issued and outstanding share capital of NanoFabrica. NanoFabrica is a prominent player in the field of precision digital manufacturing. We will pay an aggregate amount of approximately $54.9 million to $59.4 million, payable in cash and in ADSs. The cash payments were distributed in such manner that approximately $23 million was paid at the closing and distributed among all shareholders, approximately $1.13 million due to the founders of NanoFabrica will be paid as a deferred payment, and approximately $3.36 million will be a contingent payment to the founders as an earn-out payment, based on a progressive formula of NanoFabrica’s products’ performance with revenue of approximately $2.8 million (the “Revenue”) and gross profit of approximately $1.74 million (the “Gross Profit”) for the period from June 1, 2021 to May 30, 2022. The cash payments concerning the earn-out are held by a paying agent and will return (in whole or in part) to us if NanoFabrica’s products do not fully reach the Revenue and the Gross Profit. In addition, as part of the acquisition agreement, we exchanged equity-settled share-based payment awards held by employees of NanoFabrica for 76,928 of our RSUs. The equity awards of DeepCube’s employees were granted during the years 2017 to 2020 and were generally subject to a 4-year vesting schedule. Our RSUs were granted on the acquisition date and are subject to a 3-year vesting schedule.

On November 2, 2021, we acquired all of the issued and outstanding share capital of Essemtec. Essemtec is a leader in adaptive highly flexible SMT pick-and-place equipment, sophisticated dispenser suitable for both high-speed and micro-dispensing, and intelligent production material storage and logistic system. We paid the selling shareholders for the shares approximately CHF 11,392,000 in cash (approximately $12.42 million) in immediately available funds, of which CHF 2,000,000 (approximately $2.18 million) were deposited in escrow for a period of eighteen months in connection with certain indemnification obligations of the selling shareholders pursuant to the share purchase agreement. In addition, the selling shareholders may be entitled to an earn-out consideration (the “Earn-Out Consideration”) in an aggregate amount of up to CHF 8,900,000 (approximately $9.7 million), subject to meeting certain EBITDA and gross profit performance targets in the fiscal year ending on December 31, 2021 and December 31, 2022, respectively. In addition, at the closing of the transaction, certain selling shareholders sold, transferred and assigned to us all their rights and accrued interest in certain existing loans by such selling shareholders to Essemtec (“Shareholders Loans”) and we acquired the Shareholder Loans and became the lender thereunder in consideration for the principal amount and accrued interest thereon until the closing, which was equal to approximately CHF 2,450,000 (approximately $2.67 million). In addition, we also acquired, through Nano Dimension Swiss, from a third party, the property from which Essemtec facilities are operated. Hence, as of the end of November 2021, Essemtec rents its offices from Nano Dimension Swiss under terms similar to those that Essemtec rented the facilities from the third party that owned the facilities before this acquisition.

On January 4, 2022, we acquired all of the issued and outstanding share capital of GIS. GIS is a leading developer and supplier of high-performance control electronics, software, and ink delivery systems. At the closing, we paid the selling shareholders for their shares £17,441,000 in cash (approximately $23,371,0000) in immediately available funds, of which £2,200,000 (approximately $2,948,000) was deposited in escrow for a period of 36 months in connection with certain indemnification obligations of the selling shareholders pursuant to the share purchase agreement. In addition, the selling shareholders are entitled to deferred consideration of £1,000,000 (approximately $1,340,000), to be paid on April 1, 2024 and may be entitled to an earn-out consideration in an aggregate amount of up to £7,000,000 (approximately $9,380,000), subject to meeting certain EBITDA performance targets in the fiscal year ending on March 31, 2022, and revenues and gross profit performance targets in the fiscal year ending on March 31, 2023. Additionally, the Selling Shareholders identified as key management need to remain engaged by the Company during the aforementioned earn-out/deferred compensation period(s).

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

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the progress in the launch of the commercial DragonFly IV system;

●	the costs of manufacturing our DragonFly IV system and ink products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

5.C  Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2021 to the year ended December 31, 2020— Research and Development Expenses, net.”

5.D  Trend Information

The trends impacting us are described elsewhere in this annual report on Form 20-F, including in Items 5.B. and 7.B. As noted therein, among other trends, we have been engaged, and will continue to engage, in mergers and acquisitions to diversify or expand our business, which may pose risks to our business, and we may not realize the anticipated benefits of these mergers or acquisition. We are also subject to potential earn-out commitments in connection with our recent acquisitions of NanoFabrica, Essemtec and GIS. The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– We face business disruption and related risks resulting from the COVID-19 pandemic, which has had a material adverse effect on our business and results of operations.”

5.E  Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 3 to our financial statements for the year ended December 31, 2021, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies described in Note 3 to our financial statements are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Other financial and operating data:

Year Ended December 31, 2021
(in thousands of U.S. dollars)
EBITDA	194,745
Adjusted EBITDA	38,392

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

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before other financial expense (income), income tax, depreciation and amortization, impairment losses and share-based payments. Other financial expense (income), net includes exchange rate differences, finance income for revaluation of liability in respect of government grants, finance expense for revaluation of liability in respect of warrants, as well as changes in lease liability. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the company’s operations. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting other financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payment expenses, and Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share-based payments.

The following is a reconciliation of net loss to EBITDA and Adjusted EBITDA:

Year Ended December 31, 2021
(in thousands of U.S. dollars)
Net loss	200,777
Interest Income	3,832
Depreciation and amortization (*)	(9,864)
EBITDA	194,745
Exchange rate differences	3,444
Finance expense for revaluation of liability in respect of government grants	(96)
Finance income for revaluation of liability in respect of warrants	10,608
Finance expense for revaluation of changes in lease liability	(237)
Share-based payments	(29,782)
Impairment losses	(140,290)
Adjusted EBITDA	38,392

(*)	Including amortization of assets recognized in business combination and technology

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 30, 2022:

Name	Age	Position
Yoav Stern	68	Chief Executive Officer, Chairman of the Board of Directors

Amit Dror	46	Customer Success Officer, Director

Hanan Gino	63	Chief Product Officer and Head of Strategic M&A

Zivi Nedivi	64	President

Dr. Jaim Nulman	66	Chief Technology Officer and Executive Vice President, Products

Zvi Peled	73	Chief Operating Officer

Yael Sandler	35	Chief Financial Officer

Simon Anthony-Fried	48	Director

Yaron Eitan (1) (2) (3)	66	Director

Oded Gera (1)	70	Director

Roni Kleinfeld (1) (3)	65	Director

J. Christopher Moran (1) (2)	62	Director

Nira Poran (1) (2) (3)	65	Director

Igal Rotem (1)	61	Director

(1)	Indicates independent director under Nasdaq Stock Market rules.
(2)	Member of our Audit Committee and Financial Statements Examination Committee.
(3)	Member of our Compensation Committee.

Yoav Stern, Chief Executive Officer and Chairman of the Board of Directors

Mr. Yoav Stern has served as our Chief Executive Officer since January 2020. Mr. Stern has served as our Chairman of the board of directors since May 2021. Mr. Stern has been an investor, chief executive officer and/or chairman of hi-tech companies. Mr. Stern has led companies in the fields of software and IT, video surveillance, audio and voice over IP, semiconductors equipment, fiber optics, defense-technologies, communication solutions, aerospace, and homeland security. Mr. Stern spent most of his business career in the United States, running both public and private companies with global operations including in United Kingdom, Germany, Australia, India and Singapore. Since 1997, Mr. Stern has also served as the Co-Chairman of Bogen Communication International and Bogen Corporation, and prior to joining Nano Dimension, from 2011 to 2016, Mr. Stern was the president and chief executive officer of DVTEL Inc., headquartered in New Jersey, USA. Mr. Stern has a B.Sc. in Mathematics and Computer Science, a Diploma in Automation and Mechanical Engineering and an M.A. in International Relations from New York University. Mr. Stern is a graduate of the Israeli Air Force Academy and served as an F-15 Pilot and D. Squadron Commander, as well as the Commander of the Combat Operational Training Unit of the Israeli Air Force.

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

Hanan Gino, Chief Product Officer and Head of Strategic M&A

Mr. Hanan Gino has served as our Chief Product Officer and Head of Strategic M&S since April 2021. Mr. Gino has been a leading senior executive in leading international technology corporations. From February 2013 to June 2016, he was the President of Verint Systems Inc. (Nasdaq: VRNT) global Security Intelligence business. Mr. Gino was the chief executive of Verint Systems Ltd. from April 2018 to May 2021. Prior to joining Verint, he spent 23 years at Orbotech Ltd. (Nasdaq: KLAC), a global technology company whose products are used in consumer and industrial electronics and adjacent industries. From 2006 to 2010, Mr. Gino was the president of the PCB division of Orbotech.

Zivi Nedivi, President

Mr. Zivi Nedivi has served as our President since April 2021. Mr. Nedivi has been the chief executive officer of several technology companies, including Cyalume Technologies Inc., a world leader in chemical-lighting solutions that manufactures chemiluminescent ammunition and infra-red devices used by U.S. and NATO military forces as well as law enforcement agencies. He was also the chief operating officer of Lumenis Ltd., a developer of innovative energy-based technologies. From 1990 to 2005, he was the chief executive officer of Kellstrom Industries, Inc., an advanced data management company. A graduate of the Israel Air Force Academy, he was a F-15 fighter pilot for seven years and held the rank of major.

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

Zvi Peled, Chief Operating Officer

Mr. Zvi Peled has served as our Chief Operating Officer since May 2020. From 2015 to 2020, Mr. Peled was the VP Sales-Americas, of the Security Business Unit in FLIR Systems Inc., a public company focused on intelligent sensing solutions for defense, industrial, and commercial applications. Previously, Mr. Peled was the chief operating officer and chief revenues officer of DVTEL Inc., a video surveillance and artificial intelligence software and hardware high-tech company, which was acquired by FLIR Systems Inc. in 2015. Previously, Mr. Peled was the President and chief executive officer of Apollo Network Services Ltd., a private company that manages large projects in the field of defense, energy and transportation for Finmeccanica. He was also the chief executive officer of Flash Networks Ltd., a technological leader offering mobile data access gateway. Earlier in his career, Mr. Peled spent 20 years with Elbit Systems Ltd., an international defense company engaged in a wide range of electronics related programs worldwide.

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

Yaron Eitan, Director

Mr. Yaron Eitan has served on our board of directors since February 2020. Mr. Eitan is a technology entrepreneur, founder and investor with over 30 years of experience building and running privately held and publicly traded companies in the United States and Israel. From January 2018 to April 2021, Mr. Eitan served as the chief executive officer and co-founder of DeepCube, a deep learning software accelerator for inference. Mr. Eitan is also the co-founder and since December 2018 has served as the Chairman of both Emporus Technologies Ltd., which deploys deep learning in capital markets, and Marpai Health Inc., a company utilizing advanced analytics in healthcare. Mr. Eitan is also a co-founder and since April 2014 has served as the co-Chairman of 340Basics Technologies, Inc., a healthcare IT company. Previously, Mr. Eitan founded and from 1998 until today was the chief executive officer of Selway Capital, a venture capital incubator for high tech start-up companies. Mr. Eitan founded and from 2002 until 2015 acted as a Chairman and/or chief executive officer for DVTEL, Inc., Magnolia Broadband, Inc., and Geotek Communications Inc., a publicly traded company in wireless communications. From 2013 until April 2018, Mr. Eitan was also a partner at CNTP, a $300 million technology venture fund. Mr. Eitan has a B.A. in Economics from Haifa University and an M.B.A. from the Wharton School of Business of the University of Pennsylvania.

Oded Gera, Director

Mr. Oded Gera has served on our board of directors since April 2021. Mr. Gera has served as Senior Global Advisor in Rothschild & Co. Global Advisory from 2018. He is the former Chairman and Founder of Rothschild & Co. in Israel. Mr. Gera has served as Lord Jacob Rothschild’s Entrepreneur in Residence from 2004 to 2007, as well as an advisor to the board of directors of Robeco Sustainable Private Equity Fund from 1998 to 2006. Prior to his service at Rothchild & Co., Mr. Gera was the Chief Executive Officer of The Israel Diamond Exchange, which was subsequently bought by a public company in 1996. Previously, he was the founder and owner of the Oded Gera fashion house, which became a household name in Israel.

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

Igal Rotem, Director

Mr. Igal Rotem has served on our board of directors since February 2022. Mr. Rotem is the Chief Executive Officer of Ceradorax Inc., a global financial institution active in the eCommerce space. Between 2010 to 2015. Mr. Rotem was the executive chairman of Ceradorax Inc., and he also co-founded PowerDsine (Nasdaq:PDSN) in 1995 and served as Chief Executive Officer and a director from inception until January 2007. . Prior to co-founding PDSN, Mr. Rotem was the Chief Executive Officer of Butterfly VLSI Ltd., which was later sold to Texas Instruments Incorporated (Nasdaq: TXN). From 1981 until 1992, Mr. Rotem served as a Major in an elite R&D center within Israeli Defense Forces (81) Intelligence Corps. Mr. Rotem holds an MBA from Tel Aviv University specializing in industrial management, and a B.Sc. in Electrical Engineering from Tel Aviv University, from which he graduated Magna Cum Laude.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2021. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.11 = U.S.$1.00, based on the rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in December 31, 2021.

	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share-Based Compensation
All directors and senior management as a group, consisting of 15 persons (1)	$2,907	$14,674

(1)	Includes Mr. Eli David, who resigned from our board of directors in February 2022.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers and directors during or with respect to the year ended December 31, 2021.

Annual Compensation- in thousands of U.S. dollars - Convenience Translation (*)

Executive Officer and Directors	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share-Based Compensation(1)	Total
Yoav Stern	$696	$3,725	$4,421

Hanan Gino	$227	$2,749	$2,976

Zvi Peled	$328	$1,053	$1,381

Yael Sandler	$330	$795	$1,125

Zivi Nedivi	$558	$1,978	$2,536

(*)	Using the exchange rate as of December 31, 2021, which was 3.11 (NIS/USD).

(1)	Computed based on Black-Scholes-Merton formula or binomial pricing model.

Employment Agreements with Executive Officers

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Some members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our chief executive officer and approved annually by our board of directors that also set the bonus targets for our chief executive officer.

For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

C. Board Practices

Introduction

Our board of directors presently consists of nine members. We believe that Ms. Poran and Messrs. David, Eitan, Gera, Kleinfeld and Moran are “independent” for purposes of Nasdaq Stock Market rules. Our amended and restated articles of association provides that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Pursuant to the Companies Law, our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and if such terms of employment are not consistent with our compensation policy, then such terms require the approval of our shareholders, and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

Approval of Related Party Transaction under Israeli Law

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

Under the Companies Law, all arrangements as to compensation of office holders require approval of the compensation committee and board of directors, and compensation of office holders who are the Chief Executive Officer or directors must be also approved, subject to certain exceptions, by the shareholders, in that order.

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

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances. Under the Companies Law regulations, subject to certain terms, such transactions can be extended or approved after three years only by the audit committee and the Board.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. In certain related party transactions, a shareholder who holds 25% or more of the voting rights at the general meeting of the company will be referred to as the “controlling shareholder”, if no other shareholder holds more than 50% of the voting rights in the company.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders. On December 26, 2018, our shareholders approved our compensation policy, which was further approved on July 7, 2020, for three more years.

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

As noted above, the members of our compensation committee include Ms. Poran and Messrs. Eitan and Kleinfeld, each of whom is “independent,” as such term is defined under Nasdaq rules. Mr. Roni Kleinfeld serves as the chairman of our compensation committee.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $15 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $815,000, which expires on November 4, 2022.

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

As of December 31, 2020, we five senior management, full-time employees, one of whom also serves as a director in our Company. In addition, we had 87 full-time employees. Four employees are located in Hong Kong, three employees were located in Europe, nine employees were located in the United States and the rest were located in Israel.

As of December 31, 2021, we had seven senior management, full-time employees, two of whom also serves as a directors in our Company. In addition, we had 338 employees. 10 employees are located in Hong Kong and China, 95 employees were located in Europe, 31 employees were located in the United States and the rest were located in Israel.

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

E. Share Ownership.

The following table lists as of March 30, 2022, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)
Executive Officers and Directors
Simon Anthony-Fried	90,961	(3)	*
Amit Dror	331,499	(4)	*
Yaron Eitan	1,339,686	(5)	*
Oded Gera	3,333	(6)	*
Hanan Gino	500,000	(7)	*
Roni Kleinfeld	34,913	(8)	*
Christopher Moran	24,750	(9)	*
Zivi Nedivi	300,000	(10)	*
Dr. Jaim Nulman	628,420	(11)	*
Zvi Peled	320,833	(12)	*
Nira Poran	25,750	(13)	*
Yael Sandler	428,467	(14)	*
Yoav Stern	33,259,040	(15)	11.5%
Igal Rotem	-		-
All directors and executive officers as a group (14 persons)	37,287,652		13.09%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 257,413,092 Ordinary Shares issued and outstanding as of March 30, 2022 plus Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)	Consists of options to purchase 5,000 Ordinary Shares at an exercise price of NIS 275 per share, options to purchase 5,830 Ordinary Shares at an exercise price of NIS 27.55 per share, options to purchase 27,708 Ordinary Shares at an exercise price of $0.70 per share, and options to purchase 8,666 Ordinary Shares at an exercise price of $9.33 per share that are exercisable within 60 days. In addition, Mr. Anthony-Fried holds options to purchase 530 Ordinary Shares at an exercise price of NIS 27.55, options to purchase 7,292 Ordinary Shares at an exercise price of $0.70 per share and options to purchase 17,334 Ordinary Shares at an exercise price of $9.33 per share that are not exercisable within 60 days. Mr. Anthony-Fried’s options have expiration dates ranging from July 2024 to May 2028.

(4)	Consists of options to purchase 5,500 Ordinary Shares at an exercise price of NIS 275 per share, options to purchase 21,010 Ordinary Shares at an exercise price of NIS 27.55 per share, and options to purchase 291,666 Ordinary Shares at an exercise price of $0.70 per share, that are exercisable within 60 days. In addition, Mr. Dror holds options to purchase 1,910 Ordinary Shares at an exercise price of NIS 27.55, options to purchase 208,334 Ordinary Shares at an exercise price of $0.70 per share that are not exercisable within 60 days. Mr. Dror’s options have expiration dates ranging from July 2024 to July 2027.

(5)	Consists of warrants to purchase 750,000 Ordinary Shares at an exercise price of $2.25 per share that are exercisable within 60 days. In addition, Mr. Eitan holds warrants to purchase 750,000 Ordinary Shares at an exercise price of $2.25 per share that are not exercisable within 60 days. Mr. Eitan’s warrants have expiration date of September 2027. In addition, Mr. Eitan holds options to purchase 58,333 Ordinary Shares at an exercise price of $0.70 per share and options to purchase 10,000 Ordinary Shares at an exercise price of $9.33 per share that are exercisable within 60 days. In addition, Mr. Eitan holds options to purchase 41,667 Ordinary Shares at an exercise price of $0.70 per share and options to purchase 20,000 Ordinary Shares at an exercise price of $9.33 per share that are not exercisable within 60 days. Mr. Eitan’s options have expiration dates ranging from July 2025 to May 2028

(6)	Consists of options to purchase 3,333 Ordinary Shares at an exercise price of $7.69 per share that are exercisable within 60 days. In addition, Mr. Gera holds options to purchase 6,667 Ordinary Shares at an exercise price of $7.69 per share that are not exercisable within 60 days. Mr. Gera’s options have expiration dates ranging from May 2026 2024 to May 2028.

(7)	Mr. Gino holds options to purchase 500,000 Ordinary Shares at an exercise price of $6.00 per share that are exercisable within 60 days. In addition, Mr. Gino holds options to purchase 1,000,000 Ordinary Shares at an exercise price of $6.00 per share that are not exercisable within 60 days. Mr. Gino’s options have expiration dates ranging from May 2026 to May 2028.

(8)	Mr. Kleinfeld holds options to purchase 5,830 Ordinary Shares at an exercise price of NIS 27.55 per share, 20,416 options to purchase Ordinary Shares at an exercise price of $0.70 per share, and 8,666 options to purchase Ordinary Shares at an exercise price of $9.33 per share that are exercisable within 60 days. In addition, Mr. Kleinfeld holds options to purchase 530 Ordinary Shares at an exercise price of NIS 27.55, options to purchase 14,584 Ordinary Shares at an exercise price of $0.70 per share and options to purchase 17,334 Ordinary Shares at an exercise price of $9.33 per share that are not exercisable within 60 days. Mr. Kleinfeld’s options have expiration dates ranging from July 2024 to May 2028.

(9)	Mr. Moran holds 20,416 options to purchase Ordinary Shares at an exercise price of $0.70 per share, and 4,333 options to purchase Ordinary Shares at an exercise price of $9.33 per share that are exercisable within 60 days. In addition, Mr. Moran holds options to purchase 14,583 Ordinary Shares at an exercise price of $0.70 per share and options to purchase 8,667 Ordinary Shares at an exercise price of $9.33 per share that are not exercisable within 60 days. Mr. Moran’s options have expiration dates ranging from July 2025 to May 2028.

(10)	Mr. Nedivi holds options to purchase 300,000 Ordinary Shares at an exercise price of $6.00 per share that are exercisable within 60 days. In addition, Mr. Nedivi holds options to purchase 1,200,000 Ordinary Shares at an exercise price of $6.00 per share and options to purchase 1,000,000 Ordinary Shares at an varied exercise price that are not exercisable within 60 days. Mr. Nedivi’s options have expiration dates ranging from April 2026 to April 2030.

(11)	Includes options to purchase 5,500 Ordinary Shares at an exercise price of NIS 50.70 per share, options to purchase 22,920 Ordinary Shares at an exercise price of NIS 25.80 per share and options to purchase 600,000 Ordinary Shares at an exercise price of $0.70 per share that are exercisable within 60 days. In addition, Mr. Nulman holds options to purchase 300,000 Ordinary Shares at an exercise price of $0.70 per share that are not exercisable within 60 days. Mr. Nulman’s options have expiration dates ranging from May 2023 to May 2027.

(12)	Mr. Peled holds options to purchase 300,000 Ordinary Shares at an exercise price of $0.70 per share and options to purchase 20,833 Ordinary Shares at an exercise price of $7.50 per share that are exercisable within 60 days. In addition, Mr. Nulman holds options to purchase 300,000 Ordinary Shares at an exercise price of $0.70 per share and options to purchase 29,167 Ordinary Shares at an exercise price of $7.50 per share that are not exercisable within 60 days. Mr. Peled’s options have expiration dates ranging from May 2025 to January 2028.

(13)	Ms. Poran holds 20,416 options to purchase Ordinary Shares at an exercise price of $0.70 per share, and 5,333 options to purchase Ordinary Shares at an exercise price of $9.33 per share that are exercisable within 60 days. In addition, Mr. Moran holds options to purchase 14,583 Ordinary Shares at an exercise price of $0.70 per share and options to purchase 10,667 Ordinary Shares at an exercise price of $9.33 per share that are not exercisable within 60 days. Ms. Poran’s options have expiration dates ranging from July 2025 to May 2028.

(14)	Includes options to purchase 200 Ordinary Shares at an exercise price of NIS 83.07 per share, options to purchase 5,000 Ordinary Shares at an exercise price of NIS 275 per share, options to purchase 19,100 Ordinary Shares at an exercise price of NIS 27.55 per share, options to purchase 333,333 Ordinary Shares at an exercise price of $0.70 per share, options to purchase 50,000 Ordinary Shares at an exercise price of $1.58 per share, and options to purchase 20,833 Ordinary Shares at an exercise price of $7.50 per share that are exercisable within 60 days. In addition, Ms. Sandler holds options to purchase 166,667 Ordinary Shares at an exercise price of $0.70 per share, options to purchase 50,000 Ordinary Shares at an exercise price of $1.58 per share, options to purchase 29,167 Ordinary Shares at an exercise price of $7.50 per share, and options to purchase 25,000 Ordinary Shares at an exercise price of $6.50 per share that are not exercisable within 60 days. Ms. Sandler’s options have expiration dates ranging from May 2022 to July 2028

(15)	Includes warrants to purchase 3,440,202 Ordinary Shares at an exercise price of $0.75 per share that are exercisable within 60 days, and 27,742,103 Series B warrants to purchase Ordinary Shares at an exercise price of $6.16 per share exercisable within 60 days. In addition, Mr. Stern holds warrants to purchase 1,376,080 Ordinary Shares, held by Stern YOI Ltd. Partnership, at an exercise price of $0.75 per share that are not exercisable within 60 days. Stern YOI Ltd. Partnership’s warrants have an expiration date in August 2027. Stern YOI Ltd. Partnership is a Nevada limited partnership. Mr. Stern is a managing member of Stern YOI Ltd. Partnership.

2015 Stock Option Plan

We maintain one equity incentive plan – our Employee Stock Option Plan (2015), or the 2015 Plan. As of March 29, 2022, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 25,000,000. In addition, options to purchase 20,089,130 Ordinary Shares were issued and outstanding as of such date.

Our 2015 Plan was adopted by our board of directors in February 2015, and expires in February 2025. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

We are not aware of any beneficial owner of 5% or more of our outstanding Ordinary Shares, other than Mr. Stern (see “Item 6.E. Share Ownership”).

Changes in Percentage Ownership by Major Shareholders

Over the course of 2021, Mr. Stern’s beneficial ownership changed from 12.1% to 12.7%. We are not aware of any increases/decreases in the percentage ownership of other significant shareholders.

Over the course of 2020, there were decreases in the percentage ownership of some of our former significant shareholders: Laurence W. Lytton (from 9.3% to 0%) and (ii) AIGH Capital Management, LLC, AIGH Investment Partners, L.L.C. and Mr. Orin Hirschman, or AIGH (from 6.9% to 2.5%).

Over the course of 2019, there were decreases in the percentage ownership of some of our former significant shareholders: (i) entities affiliated with AIGH (from 9.6% to 6.9%); (ii) Iroquois Capital Management L.L.C., Richard Abbe and Kimberly Page (from 13.2% to 0.1%) and (iii) Itshak Sharon (Tshuva), Delek Group Ltd. and Phoenix Holdings Ltd., or Hapheonix Group (from 10.1% to 4.5%).

Record Holders

Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of March 1, 2022, there were 135 holders of record of the ADSs on record with the Depository Trust Company.

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

B. Related Party Transactions

Acquisition of DeepCube

On April 20, 2021, we and our subsidiary, Nano Dimension Technologies Ltd., entered into a definitive share purchase agreement (Share Purchase Agreement) with DeepCube to purchase DeepCube, by way of a share purchase of all of the issued and outstanding share capital of DeepCube. We paid the shareholders of DeepCube approximately $40 million in cash and $30 million in our ADSs, based on the volume weighted average price of the last 30 trading days prior to the closing of the transaction, subject to certain escrow and indemnity provision contained in the Share Purchase Agreement.  Of said consideration, approximately $10.25 million was paid to AWZ HLS Fund II, LP (AWZ) in cash only, pursuant to a separate secondary agreement. AWZ was not subject to any escrow, holdback or other limitations. The closing of the transaction occurred on April 23, 2021.

Pursuant to the Share Purchase Agreement, all selling shareholders of DeepCube entered into a six months lock-up agreement. However, (i) the ADSs issued to Anakhnu LLC, in favor of Mr. Yaron Eitan (who also serves as a director on our board of directors) and Mr. Andy Intrater, is subject to a 12 months lock-up, and (ii) the ADSs issued to Dr. Eli David (who also served on our board of directors at the time of the transaction) is subject to a progressive 36 months holdback.

Except for Dr. David, who has a separate arrangement, all the selling shareholders received the ADSs in return for their shares of DeepCube are entitled to a price protection, such that if the price of the ADS falls below 70% of the ADS price set for the transaction during 12 months after the closing, then for any such ADS not sold by such selling shareholder during such time, the selling shareholder shall be entitled to cash or equity compensation by us (at our election), covering such balance. For Dr. David, the protection will be per each year of his lock-up period, whereby for the first year, the protected price will be 60%, for the second year - 50%, and for the third year – 40%.

DeepCube’s vested options and warrants at the closing were exercised automatically and included in the price of the transaction. Unvested options expired and exchanged for our RSUs.

Finally, Dr. David, Chief Technology Officer and co-founder of DeepCube, entered into an amendment to the existing consulting agreement between DeepCube and Evolint Ltd., dated June 15, 2020, as amended, and became the DeepCube’s Chief Technology Officer of Artificial Intelligence/Deep Learning/Machine Learning on a full-time basis. Dr. David is entitled to a monthly compensation in the gross amount of NIS 69,000 (approximately $18,649) plus VAT. Additionally, the Company will pay Dr. David an annual bonus in the gross amount of up to NIS 300,000 (approximately $81,081) for all or a portion of any year, which will be based on achieving annual revenue and/or gross margins goals, and/or any other measurable goals, as set by our Chief Executive Officer, or any other person nominated by the our board of directors in the end of each fiscal year and based on our audited year-end financial statements.

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

Warrants

In August 2020, following the approval of our shareholders, in consideration for his services as our Chief Executive Officer, and as appropriate incentive, we entered into a private placement of warrants, or the Stern Transaction, with our Chief Executive Officer, Mr. Yoav Stern. In consideration of $150,000, we issued to Mr. Stern warrants to purchase 6,880,402 ADSs of the Company. The warrants have an exercise price of $0.75 per ADS, will vest over a period of two and a half years and will expire after 7 years. The warrants are held in the name of Stern YOI Ltd. Partnership, of which Mr. Stern is a managing partner. Simultaneously with the issuance of the warrants, Mr. Stern forfeited options to purchase 581,000 ADSs, previously granted to him. In addition, as long as Mr. Stern is employed by the Company or is a member of the Company’s board of directors, Mr. Stern may invest an additional amount up to $50,000 to buy Series B Warrants, in an amount equal to 10% of the Company’s fully diluted capital. The exercise price per ADS under the Series B Warrants will be the average of the daily volume weighted average price of the ADSs for the 10 consecutive trading days ending on the trading day that is immediately prior to the date of the applicable notice to purchase the Series B Warrants. In the same general meeting of shareholders that approved the Stern Transaction, the Company’s shareholders approved the amended terms of compensation of the Company’s Chairman and Chief Executive Officer.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, which represent our Ordinary Shares, are traded on the Nasdaq Capital Market under the symbol “NNDM.” Each ADS currently represents one Ordinary Share.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Nano Dimension Ltd. Amended and Restated Executive Officers Compensation Policy, filed as Exhibit A to Exhibit 99.1 to Form 6-K filed on June 2, 2020. See Item 6 “Directors, Senior Management and Employees” for more information about this document.

●	Securities Purchase Agreement, dated August 5, 2020, between Nano Dimension Ltd. and Stern YOI Ltd. Partnership, filed as Exhibit 4.4 to Form F-3 (File No. 333-252848), filed on February 8, 2021. See Item 7.B “Related Party Transactions – Warrants” for more information about this document.

●	Form of Series A Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated August 5, 2020, between Nano Dimension Ltd. and Stern YOI Ltd. Partnership, filed as Exhibit 4.5 to Form F-3 (File No. 333-252848), filed on February 8, 2021. See Item 7.B “Related Party Transactions – Warrants” for more information about this document.

●	Securities Purchase Agreement, dated September 6, 2020, between Nano Dimension Ltd. and YEDNE LLC, filed as Exhibit 4.6 to Form F-3 (File No. 333-252848), filed on February 8, 2021. See Item 7.B “Related Party Transactions – Warrants” for more information about this document.

●	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated September 6, 2020, between Nano Dimension Ltd. and YEDNE LLC, filed as Exhibit 4.7 to Form F-3 (File No. 333-252848), filed on February 8, 2021. See Item 7.B “Related Party Transactions – Warrants” for more information about this document.

●	Share Purchase Agreement, dated April 19, 2021, by and among Nano Dimension Ltd., Nano Dimension Technologies Ltd., DeepCube Ltd., Shareholder Representative Services, and the Selling Shareholders, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on April 26, 2021. See Item 7.B “Related Party Transactions – Acquisition of DeepCube” for more information about this document.

●	Share Purchase Agreement, dated April 26, 2021, by and among Nano Dimension Ltd, NanoFabrica Ltd., Perrylion Ltd., As Holder Representative, and the Selling Shareholders, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on April 28, 2021. See Item 5.B “Liquidity and Capital Resources– Financing Activities” for more information about this document. Share Purchase Agreement, dated November 2, 2021, by and among Nano Dimension Ltd. and the Selling Shareholders, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on November 3, 2021. See Item 5.B “Liquidity and Capital Resources– Financing Activities” for more information about this document.

●	Share Purchase Agreement, dated January 4, 2022, by and among Nano Dimension Ltd. and the Selling Shareholders, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on January 5, 2022. See Item 5.B “Liquidity and Capital Resources– Financing Activities” for more information about this document.

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

Tax Benefits and Grants for Research and Development

Under the Research Law, programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 85% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 3.5% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would increase/decrease our loss for 2021 by 0.8% and 1.5%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations. Our functional and presentation currency is the U.S. dollar.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

We acquired DeepCube, NanoFabrica, and Essemtec, or the Acquired Companies, during 2021. Our management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, the Acquired Companies' internal control over financial reporting associated with total assets of $20.02 million and total revenues of $7.146 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2021.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of December 31, 2021 and has issued an attestation report, which is included elsewhere in this annual report on Form 20-F. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the Acquired Companies.

(c) Attestation Report of the Registered Public Accounting Firm

See report of Somekh Chaikin, a member firm of KPMG International, which is included on page F-3 of the consolidated financial statements included in this annual report on Form 20-F.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, Tel Aviv Israel, PCAOB ID 1057, a member firm of KPMG International, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2020 and 2021.

The following table provides information regarding fees paid by us to Somekh Chaikin and/or other member firms of KPMG International for all services, including audit services, for the years ended December 31, 2020 and 2021:

	Year Ended December 31,
	2020(*)	2021
Audit fees (1)	$400,000	$560,000
Audit-related fees (2)	-	332,000
Tax fees (3)	26,000	59,000

Total	$426,000	$951,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to fundraising.

(2)

Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are generally provided by the independent accounting firm, such as consents, review of registration statements and related to Section 404 of the Sarbanes-Oxley Act attestation.

Includes fees for other services, such as due diligence services in connection with acquisitions.

(3)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

(*)	The fees disclosed above for the year 2020 have been adjusted from the prior year disclosure in order to be consistent with the accrual basis method used for the year 2021.

Pre-Approval of Auditors’ Compensation

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules. All the fees set forth above were pre-approved by the Audit Committee.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit	Description
1.1	Amended and Restated Articles of Association of Nano Dimension Ltd., filed as exhibit 99.1 to Form 6-K filed on February 16, 2021, and incorporated herein by reference.

2.1	Amended and Restated Form of Depositary Agreement, dated as of April 15, 2019, among Nano Dimension Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 1 to the Form F-6 (File No. 333-252477) filed on January 27, 2021, and incorporated herein by reference.

2.2	Description of Securities, filed herewith.

4.1^	Amended and Restated License Agreement, dated April 2, 2015, by and between the Company and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd., filed as Exhibit 4.1 to Form 20-F/A filed on February 29, 2016, and incorporated herein by reference.

4.2	Nano Dimension Ltd. Employee Stock Option Plan (2015), filed as Exhibit 99.1 to Form 6-K filed on June 10, 2019, and incorporated herein by reference.

4.3	Nano Dimension Ltd. Amended and Restated Executive Officers Compensation Policy, filed as Exhibit A to Exhibit 99.1 to Form 6-K filed on June 2, 2020, and incorporated herein by reference.

4.4	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated January 30, 2019, filed as Exhibit 4.2 to Form F-1 (File No. 001-228521) filed on January 30, 2019, and incorporated herein by reference.

4.5	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated September 4, 2019, filed as Exhibit 99.4 to Report on Form 6-K (File No. 001-37600), filed on September 3, 2019, and incorporated herein by reference.

4.6	Form of Series A Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated August 5, 2020, between Nano Dimension Ltd. and Stern YOI Ltd. Partnership, filed as Exhibit 4.5 to Form F-3 (File No. 333-252848), filed on February 8, 2021, and incorporated herein by reference.

4.7	Securities Purchase Agreement, dated September 6, 2020, between Nano Dimension Ltd. and YEDNE LLC, filed as Exhibit 4.6 to Form F-3 (File No. 333-252848), filed on February 8, 2021, and incorporated herein by reference.

4.8	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated September 6, 2020, between Nano Dimension Ltd. and YEDNE LLC, filed as Exhibit 4.7 to Form F-3 (File No. 333-252848), filed on February 8, 2021, and incorporated herein by reference.

4.9	Form of Indemnification Agreement, filed as Exhibit 10.10 to Form F-1 (File No. 333- 213372) filed on August 30, 2016, and incorporated herein by reference.

4.10	Share Purchase Agreement, dated April 19, 2021, by and among Nano Dimension Ltd., Nano Dimension Technologies Ltd., DeepCube Ltd., Shareholder Representative Services, and the Selling Shareholders, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on April 26, 2021, and incorporated herein by reference.

4.11	Share Purchase Agreement, dated April 26, 2021, by and among Nano Dimension Ltd., NanoFabrica Ltd., DeepCube Ltd., Perrylion Ltd., As Holder Representative, and the Selling Shareholders, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on April 28, 2021, and incorporated herein by reference.

4.12	Share Purchase Agreement, dated November 2, 2021, by and among Nano Dimension Ltd. and the Selling Shareholders, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on November 3, 2021, and incorporated herein by reference. *

4.13	Share Purchase Agreement, dated January 4, 2022, by and among Nano Dimension Ltd. and the Selling Shareholders, filed as Exhibit 10.1 to Form 6-K (filed No. 22509561), filed on January 5, 2022, and incorporated herein by reference. *

8.1	List of Subsidiaries, filed herewith.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Somekh Chaikin (Member firm of KPMG International), filed herewith.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to Nano Dimension Ltd. if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NANO DIMENSION LTD.

Date: March 31, 2022	By:	/s/ Yoav Stern
Yoav Stern
Chairman and Chief Executive Officer

Nano Dimension Ltd.

Consolidated Financial Statements as of December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Nano Dimension Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Nano Dimension Ltd. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired DeepCube Ltd, NanoFabrica Ltd, and Essemtec AG (the acquired companies) during 2021, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, the acquired companies’ internal control over financial reporting associated with total assets of $20,020 thousand and total revenues of $7,146 thousand included in the consolidated financial statements of the Company as of and for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the acquired companies.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of non-financial assets

As discussed in Note 8 to the consolidated financial statements, the Company recorded an impairment charge in the amount of $140,290 thousand, based on the recoverable amount of the Company’s CGU. The estimated recoverable amount of the Company’s CGU was determined by discounting the future cash flows to be generated from the continuing use of the Company’s CGU. Key assumptions used in the calculation of the recoverable amounts include the discount rate, projected revenues, terminal value growth rate, and EBITDA (earnings before income tax, financing, depreciation and amortization) margins.

We identified the evaluation of the impairment of non-financial assets as a critical audit matter. Specifically, auditor judgement was required to evaluate the discount rate and the projected revenues used to determine the value in use of the Company’s CGU. The discount rate and projected revenues are affected by current and future market and economic conditions that were subjective and sensitive to variation. Additionally, the audit effort associated with the discount rate required involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the impairment of non-financial assets, including controls related to discount rate and the projected revenues. We compared projected revenues used to determine the impairment of non-financial assets against underlying budget and growth plans. We evaluated projected revenues by comparing them to available market information. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate used by management in the valuation, by comparing it to a range of discount rates independently developed using publicly available market information. In addition, we performed sensitivity analyses over the discount rates and projected revenues to assess their impact on the determination of the impairment charge.

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2015.
Tel-Aviv, Israel
March 31, 2022

Nano Dimension Ltd.

Consolidated Statements of Financial Position as at

		December 31,
	Note	2020	2021
		Thousands USD	Thousands USD
Assets
Cash and cash equivalents	4.A	585,338	853,626
Bank deposits	4.C	85,596	437,598
Restricted deposits	4.B	62	148
Trade receivables	5.A	713	3,422
Other receivables	5.B	1,126	5,902
Inventory	6	3,314	11,199
Total current assets		676,149	1,311,895

Restricted deposits	4.B	406	501
Bank deposits	4.C	-	64,371
Deferred tax		-	1,007
Property plant and equipment, net	7	5,092	7,690
Right-of-use assets	21	3,169	4,491
Intangible assets	8	4,440	-
Total non-current assets		13,107	78,060
Total assets		689,256	1,389,955

Liabilities
Trade payables		776	2,833
Financial derivatives	20.D	-	14,910
Other payables	10	5,910	13,836
Current portion of other long-term liability		-	417
Total current liabilities		6,686	31,996

Liability in respect of government grants	11	850	1,560
Employee benefits	18	-	4,145
Liability in respect of warrants	20.D	11,986	3,347
Lease liability	21	2,618	3,336
Deferred tax liabilities	16.E	-	236
Other long-term liabilities	22	-	1,104
Total non-current liabilities		15,454	13,728
Total liabilities		22,140	45,724

Equity
Non-controlling interests		-	875

Share capital	12	257,225	386,665
Share premium and capital reserves		518,426	1,266,027
Treasury shares		(1,509)	(1,509)
Foreign currency translation reserve		1,431	1,407
Accumulated loss		(108,457)	(309,234)
Equity attributable to owners of the company		667,116	1,343,356

Total equity		667,116	1,344,231

Total liabilities and equity		689,256	1,389,955

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the Year Ended December 31,
	Note	2019	2020	2021
		Thousands USD	Thousands USD	Thousands USD
Revenues	13	7,070	3,399	10,493

Cost of revenues	14	4,312	1,563	5,730

Cost of revenues - amortization of assets recognized in business combination and technology	8	772	771	3,641

Total cost of revenues		5,084	2,334	9,371

Gross profit		1,986	1,065	1,122

Research and development expenses, net	15.A	8,082	9,878	41,686

Sales and marketing expenses	15.B	5,469	6,597	22,713

General and administrative expenses	15.C	3,270	20,287	19,644

Impairment losses	8	-	-	140,290

Operating loss		(14,835)	(35,697)	(223,211)

Finance income	15.D	8,765	446	17,909

Finance expense	15.D	2,283	13,243	428

Loss before taxes on income		(8,353)	(48,494)	(205,730)
Taxes benefit	16	-	-	4,906
Loss for the year		(8,353)	(48,494)	(200,824)
Loss attributable to Non-controlling interests		-	-	(47)
Loss attributable to owners		(8,353)	(48,494)	(200,777)

Loss per share
Basic loss per share (USD)	17	(2.38)	(1.13)	(0.81)
Diluted loss per share (USD)		(2.38)	(1.13)	(0.83)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss

Foreign currency translation differences for foreign operations		-	-	(46)

Total comprehensive loss for the year		(8,353)	(48,494)	(200,870)
Comprehensive loss attributable to Non-controlling interests				(69)
Comprehensive loss attributable to Owners of the Company		(8,353)	(48,494)	(200,801)

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Changes in Equity

	Share capital	Share premium and capital reserves	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the year ended December 31, 2021:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of January 1, 2021	257,225	518,426	(1,509)	1,431	(108,457)	667,116	-	667,116
Investment of non-controlling party in subsidiary	-	-	-	-	-	-	944	944
Loss for the year	-	-	-	-	(200,777)	(200,777)	(47)	(200,824)
Other comprehensive loss for the year	-	-	-	(24)	-	(24)	(22)	(46)
Issuance of Ordinary Shares, net (*)	114,024	682,322	-	-	-	796,346	-	796,346
Exercise of warrants and options and conversion of convertible notes	6,219	(3,176)	-	-	-	3,043	-	3,043
Share issuance as part of business combination	9,197	29,522	-	-	-	38,719	-	38,719
Share-based payments	-	38,933	-	-	-	38,933	-	38,933
Balance as of December 31, 2021	386,665	1,266,027	(1,509)	1,407	(309,234)	1,343,356	875	1,344,231

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity
For the year ended December 31, 2020:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of January 1, 2020	6,441	65,202	(1,509)	1,431	(59,963)	11,602
Loss for the year			-	-	(48,494)	(48,494)
Issuance of Ordinary Shares, net	244,511	405,604	-	-	-	650,115
Exercise of warrants and options and conversion of convertible notes	6,273	1,450	-	-	-	7,723
Share-based payments	-	46,170	-	-	-	46,170

Balance as of December 31, 2020	257,225	518,426	(1,509)	1,431	(108,457)	667,116

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity
For the year ended December 31, 2019:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of January 1, 2019	3,291	63,969	(1,509)	1,431	(51,610)	15,572
Loss for the year	-	-	-	-	(8,353)	(8,353)
Issuance of Ordinary Shares, net	2,216	(633)	-	-	-	1,583
Exercise of warrants and options and conversion of convertible notes	934	1,421	-	-	-	2,355
Share-based payments	-	445	-	-	-	445

Balance as of December 31, 2019	6,441	65,202	(1,509)	1,431	(59,963)	11,602

(*)	See Note 12 for more information regarding issuance of Ordinary Shares.

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2019	2020	2021
	Thousands USD	Thousands USD	Thousands USD
Cash flow from operating activities:
Net loss	(8,353)	(48,494)	(200,824)
Adjustments:
Depreciation and amortization	2,666	2,658	7,383
Impairment losses	-	-	140,290
Financing expenses (income), net	2,035	(60)	(6,873)
Revaluation of financial liabilities accounted at fair value	(8,707)	12,825	(10,608)
Loss from disposal of property plant and equipment and right-of-use assets	18	-	567
Increase in deferred tax	-	-	(5,013)
Share-based payments	439	20,501	29,782
	(3,549)	35,924	155,528
Changes in assets and liabilities:
Decrease (increase) in inventory	(442)	229	2,382
Decrease in other receivables	-	(556)	(429)
Increase (decrease) in trade receivables	(503)	1,103	(449)
Increase in other payables	718	2,247	1,139
Increase (decrease) in trade payables	(555)	(99)	74

	(782)	2,924	2,717
Net cash used in operating activities	(12,684)	(9,646)	(42,579)

Cash flow from investing activities:
Investment in bank deposits net	-	(85,500)	(416,019)
Interest received	-	152	3,706
Change in restricted bank deposits	(40)	(60)	(32)
Acquisition of property plant and equipment	(601)	(1,359)	(9,761)
Proceeds from sale of property plant and equipment	-	4	-
Acquisition of subsidiary, net of cash acquired	-	-	(74,574)
Net cash used in investing activities	(641)	(86,763)	(496,680)

Cash flow from financing activities:
Proceeds from issuance of Ordinary Shares, warrants and convertible notes, net	14,367	676,133	805,497
Exercise of warrants and options	282	2,837	212
Lease payments	(1,095)	(1,118)	(1,494)
Proceeds from non-controlling interests	-	-	944
Repayment of bank loans	-	-	(814)
Amounts recognized in respect of government grants liability, net	(113)	(126)	(96)
Interest paid	-	-	(70)
Net cash provided by financing activities	13,441	677,726	804,179
Increase in cash	116	581,317	264,920
Cash at beginning of the year	3,753	3,894	585,338
Effect of exchange rate fluctuations on cash	25	127	3,368
Cash at end of year	3,894	585,338	853,626

Non-cash transactions:
Property plant and equipment acquired on credit	-	25	249
Conversion of convertible notes and warrants to equity	2,073	4,886	2,830
Acquisition of a right-of-use asset	1,624	1,421	1,919

The accompanying notes are an integral part of these consolidated financial statements.

Nano Dimension Ltd.

Notes to the Consolidated Financial Statements

 Note 1 – General

A.	Reporting Entity

Nano Dimension Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Ilan Ramon St., Ness Ziona, Israel. The consolidated financial statements of the Company as of December 31, 2021, comprise the Company and its subsidiaries in Israel, in the United States, in Switzerland, in Germany and in Hong Kong (together referred to as the “Group”). The Company engages, by means of the subsidiary Nano Dimension Technologies Ltd. (“Nano-Technologies”), in the development of a three-dimensional (“3D”) additive manufacturing system and nanotechnology based conductive and dielectric inks, which are supplementary products to the additive manufacturing system. Since March 2016, the Company’s American Depositary Shares (“ADSs”) have been trading on the Nasdaq Capital Market. The Ordinary Shares of the Company were registered for trade on the Tel Aviv Stock Exchange (TASE). On May 20, 2020, the Company voluntary delisted its Ordinary Shares from the TASE.

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

B.	Material events in the reporting period

(1)	Equity Offerings

During 2020 and 2021, the Company conducted several public offerings in the United States, with aggregate gross proceeds of approximately $1,543,000,000, before deducting underwriting discounts and commissions and other offering-related expenses.

(2)	Effect of the spread of the coronavirus pandemic on the Group’s business

Following the outbreak of the coronavirus (COVID-19) in China in December 2019, and it spreading to many other countries as well at the beginning of 2020, there was a decrease in economic activity in many areas around the world, including Israel, the U.S., Europe and Asia-Pacific. The spread of the virus has led, inter alia, to a disruption in the supply chain, a decrease in global transportation, restrictions on travel and work that were announced by the State of Israel and other countries around the world and a decrease in the value of financial assets and commodities on the markets in Israel and the world.

As a result of the COVID-19 pandemic’s global effects, many entities held off on capital expenses during 2020 and 2021; thus, the Company witnessed a significant decrease in the Group’s revenues. Nevertheless, during 2021, there was an evident trend of recovery from the crisis that is due to the high vaccination rate of the population. This recovery made it possible to ease travel restrictions at various destinations around the world, including return to normal business activity. As a result, the Group gradually returned to operating on a higher scale and it believes that it will be able to continue operating normally in the future.

Since this event is not under the control of the Group, the Group is continuing to regularly follow the changes on the markets in Israel and the world and is examining the Mid-term and long-term effects on the business results of the Group.

(3)	Acquisition of Subsidiaries

In the reporting period, the Group acquired 100% of the shares and voting interests of DeepCube Ltd., NanoFabrica Ltd. and Essemtec AG (“Essemtec”). For further information, see Note 9.

Note 2 – Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issue by the Company’s board of directors on March 31, 2022.

B.	Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates.

C.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except when otherwise indicated.

D.	Operating Cycle

The operating cycle period of the Group is 12 months.

E.	Use of estimates

The preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Company to make assumptions regarding circumstances and events that involve considerable uncertainty. The Company’s management prepares the estimates on the basis of past experiences, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

-	Acquisitions of subsidiary

The Group measures the fair value of the consideration transferred (including contingent consideration) and fair value of the assets acquired and liabilities assumed, in business combination transactions. For information on details on fair value measurement in acquisition of subsidiaries, see Note 9 regarding business combinations.

-	Estimated impairment of non-financial assets

The Group examines on an annual basis whether there is an impairment of goodwill, intangibles and property, plant and equipment that are allocated to cash generating units, in accordance with the accounting policy presented in Note 3 below. Recoverable amounts of cash-generating units are determined on the basis of value-in-use calculations. These calculations require the use of estimates.

During 2021, there has been a decline in the value of groups of cash-generating units to which goodwill is allocated. Given the recoverable amount of the said cash-generating units, determined on the basis of the value in use of the units, the goodwill, intangibles and property, plant and equipment relating to the groups of the said cash-generating units was reduced by approximately $140 million.

For information on key assumptions used in calculation of the recoverable amount, see Note 8.E regarding intangible assets and Note 7 regarding property, plant and equipment.

-	Fair value measurement of financial instruments

The Company accounts for financial liabilities relating to contingent liabilities arising from a business combination, warrants and related derivatives at fair value through profit or loss. The fair values of these instruments are determined by using the Monte Carlo simulation method and the Black-Scholes model and assumptions regarding unobservable inputs used in the valuation model including the probability of meeting revenue targets, and weighted average cost of capital, all of which can lead to profit or loss from a change in the fair value of these instruments.

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

For information on details regarding fair value measurement at Level 2 and level 3 and sensitivity analysis see Note 20.D regarding financial instruments.

-	Share-based payment transactions

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option and volatility and making assumptions about them. For the measurement of the fair value of equity-settled transactions at the grant date, the Company uses the Black-Scholes formula or the Binomial pricing model. For information on Share-based payment transactions, see Note 19.

Note 3 – Significant Accounting Policies

The accounting policies of the Group set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

A.	Basis of consolidation

(1)	Business combination

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on an acquisition according to the fair value of the consideration transferred, including any amounts recognized in respect of rights that do not confer control in the acquiree as well as the fair value at the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (“replacement awards”) are required to be exchanged for awards held by the acquiree’s employees (“acquiree’s awards”), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(2)	Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of the subsidiaries are aligned with the policies adopted by the Group.

(3)	Non-controlling interest

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company and they include additional components such as: the equity component of convertible debentures of subsidiaries, share-based payments that will be settled with equity instruments of subsidiaries and share options of subsidiaries.

Measurement of non-controlling interests on the date of the business combination

Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at either fair value, or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis. This accounting policy choice does not apply to other instruments that meet the definition of non-controlling interests (for example: options to acquire ordinary shares). Such instruments will be measured at fair value or in accordance with other relevant IFRS.

Allocation of profit or loss and other comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests. Total profit or loss and other comprehensive income is allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests.

(4)	Transactions eliminated on consolidations

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.	Foreign currency

(1)	Foreign currency transactions

Transactions in currencies other than the USD are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

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

(3)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income and are presented in equity in the foreign currency translation reserve (hereinafter – “translation reserve”).

When a foreign operation is disposed of such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on disposal.

Furthermore, when the Group’s interest in a subsidiary that includes a foreign operation changes, while retaining control in the subsidiary, a proportionate part of the cumulative amount of the translation difference that was recognized in other comprehensive income is reattributed to non-controlling interests.

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity as part of the translation reserve.

(4)	Below are details regarding the exchange rate of the New Israeli Shekel (“NIS”), Swiss Franc (“CHF”) and the Euro and the Consumer Price Index of the NIS:

	Consumer Price Index	Euro	CHF	NIS
December 31, 2021	102.6	1.13	1.09	0.32
December 31, 2020	101.1	1.22	1.13	0.31
December 31, 2019	101.8	1.12	1.03	0.29
Change in percentages:
Year ended December 31, 2021	1.48	(7.38)	(3.54)	3.23
Year ended December 31, 2020	(0.69)	(8.93)	9.71	(6.9)
Year ended December 31, 2019	0.6	(2)	2	(7.4)

C.	Financial instruments

(1)	Non-derivative financial assets

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

Classification of financial assets into categories and the accounting treatment of each category

Financial assets are classified at initial recognition to the measurement category of amortized cost; fair value through other comprehensive income – investments in debt instruments; fair value through other comprehensive income – investments in equity instruments; or fair value through profit or loss.

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

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt instruments at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets. For investments in debt instruments at fair value through other comprehensive income, the provision for expected credit losses is recognized in other comprehensive income and it does not reduce the carrying amount of the financial asset.

C.	Financial instruments (Continued)

(2)	Non-derivative financial liabilities

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

Measurement of derivative financial instruments

Derivatives are recognized initially at fair value attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss, as financing income or expense. Inter alia, the Group implements the said accounting treatment to changes in the fair value of warrants that contain a cashless exercise mechanism. For further information, see Note 20.

D.	Property plant and equipment

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

 Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value. An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management. Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the fixed asset item, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

%
Machinery and equipment (mainly 7%)	7 – 25
Computers	20 – 33
Office furniture and equipment	7 – 15
Leasehold Improvements	7 – 34
Printers leased to customers	25
Buildings	3.5

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

E.	Intangible assets

(1)	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. For information on measurement of goodwill at initial recognition, see paragraph A(1) of this note.

In subsequent periods, goodwill is measured at cost less accumulated impairment losses.

(2)	Research and development

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

(3)	Other intangible assets

Other intangible assets that are acquired by the Group are measured at cost less accumulated amortization and accumulated impairment losses.

(4)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(5)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis, over the estimated useful lives of the intangible assets from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits embodied in each asset.

The estimated useful lives for the current period are as follows:

%
Technology	11 – 14
Trademark	25
Capitalized development costs	10
Customer relationships	25

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

F.	Inventories

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

G.	Impairment of non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Once a year and on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash generating unit that contains goodwill.

Determining cash-generating units

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value, less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

Allocation of goodwill to cash-generating units or a group of cash-generating units

For the purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

Goodwill acquired in a business combination is allocated to a group of cash-generating units, including those existing in the Group before the business combination, that are expected to benefit from the synergies of the combination. Therefore, the Group tests the goodwill acquired from the acquisitions of DeepCube Ltd. (“DeepCube”), NanoFabrica Ltd. (“NanoFabrica”) and Essemtec, at the Group’s level, since the goodwill cannot be allocated to individual cash-generating units.

The Group’s corporate assets

The Group recognizes technology assets, including technology assets recognized in business combinations, as corporate assets that do not generate separate cash inflows and are utilized by more than one cash-generating unit. Those technology assets cannot be allocated reasonably and consistently to cash-generating units and therefore are allocated to the Group level.

Recognition of impairment loss

An impairment loss is recognized if the carrying amount of an asset or a cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a group of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating units on a pro rata basis.

Reversal of impairment loss

An impairment loss in respect of goodwill is not reversed. In respect of other assets, for which impairment losses were recognized in prior periods, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

H.	Provisions

A provision for claims is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. When the value of time is material, the provision is measured at its present value.

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

I.	Treasury shares and Ordinary Shares

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

J.	Revenue recognition

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

The Group accounts for a contract with a customer only when the following conditions are met:

(a)	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them;

(b)	The Group can identify the rights of each party in relation to the goods or services that will be transferred;

(c)	The Group can identify the payment terms for the goods or services that will be transferred;

(d)	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and

(e)	It is probable that the consideration, to which the Group is entitled to in exchange for the goods or services transferred to the customer, will be collected.

If a contract with a customer does not meet all of the above criteria, consideration received from the customer is recognized as a liability until the criteria are met or when one of the following events occurs: the Group has no remaining obligations to transfer goods or services to the customer and any consideration promised by the customer has been received and cannot be returned; or the contract has been terminated and the consideration received from the customer cannot be refunded.

On the contract’s inception date, the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer goods or services (or a bundle of goods or services) that are distinct.

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. The Group’s identified performance obligations include: printer, ink, maintenance (which is generally provided for a period of up to one year), training and installation.

J.	Revenue recognition (Continued)

In some cases the Group recognizes a warranty as a distinct service to the customer and is therefore a distinct performance obligation.

Revenue is allocated among performance obligations in a manner that reflects the consideration that the Group expects to be entitled to for the promised goods based on the standalone selling prices (“SSP”) of the goods or services of each performance obligation. SSP are estimated for each distinct performance obligation and judgment may be required in their determination. The best evidence of SSP is the estimated price of a product or service if the Group would sell them separately in similar circumstances and to similar customers.

The Group allocates the transaction price to the identified performance obligations based on the residual approach, while allocating the estimated standalone selling prices for performance obligations relating to maintenance, training and installation services, and the residual is allocated to the printer.

Revenues allocated to the printers, installation and training, and ink and other consumables are recognized when the control is passed in accordance with the contract terms at a point in time.

Maintenance revenue is recognized ratably, on a straight-line basis, over the period of the services. Revenue from training and installation is recognized during the time of performance.

Revenues from the provision of development services, which are contingent on the existence of milestones, are recognized solely on the existence of the relevant milestone.

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

K.	Government grants

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

L.	Leases

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

Note 3 – Summary of Significant Accounting Policies (Continued)

L.	Leases (Continued)

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

For other lease modifications, the Group re-measures the lease liability against the right-of-use asset.

M.	Financing income and expenses

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

M.	Income tax expense

Income tax comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current taxes

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years and any tax arising from dividends.

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

●	The initial recognition of goodwill; or

●	Differences relating to investments in subsidiaries, joint arrangements and associates, to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets that were not recognized are reevaluated at each reporting date and recognized if it has become probable that future taxable profits will be available against which they can be utilized.

Offset of deferred tax assets and liabilities

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their current tax assets and liabilities will be realized simultaneously.

Inter-company transactions

Deferred tax in respect of inter-company transactions in the consolidated financial statements is recognized according to the tax rate applicable to the buying company.

N.	Employee benefits

Post-employment benefits

The Group’s liability for severance pay for its employees is mainly calculated pursuant to Israeli Severance Pay Law (1963) (the “Severance Pay Law”). The Group’s liability is covered by monthly deposits with severance pay funds and insurance policies. For most of the Group’s employees, the payments to pension funds and to insurance companies exempt the Group from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law, which is accounted for as a defined contribution plan (as defined below). Accumulated amounts in pension funds and in insurance companies are not under the Group’s control or management and, accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the consolidated statements of financial position.

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees.

Post-employment benefits for Essemtec’s employee are treated as defined benefit plans. The net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset).

Re-measurements of the net defined benefit liability (asset) comprise actuarial gains and losses and the return on plan assets (excluding interest). Re-measurements are recognized immediately directly in retained earnings through other comprehensive income.

Interest costs on a defined benefit obligation, interest income on plan assets and interest from the effect of the asset ceiling that were recognized in profit or loss are presented under financing income and expenses, respectively.

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

The Group has also recognized share-based payment transactions for non-employees, based on the fair value of the services received. If the Group is unable to reliably measure the fair value of the services received, the fair value is measured with respect to the fair value of the equity instruments granted.

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

Note 4.A – Cash

	December 31,
	2020	2021
	Thousands USD	Thousands USD
Bank accounts- dominated in NIS	1,057	72,190
Bank accounts- dominated in USD	584,205	753,320
Bank accounts- dominated in GBP	-	23,651
Bank accounts- other	76	4,465
	585,338	853,626

Note 4.B – Restricted deposits

The Group has a restricted deposit of $649 thousand for the lease of its offices and labs and for credit cards ($148 thousand presented under current assets and $501 thousand presented as non-current assets). The deposit is not linked and bears an annual interest rate of 0.01%. The Group expects to lease its offices and labs for a period of more than a year, thus the restricted deposit was classified as a non-current asset. The restricted deposit for the credit cards was classified as a current asset.

Note 4.C – Bank deposits

The Group has unrestricted bank deposits of $501,969 thousand (2020: $85,596 thousand). $437,598 thousand are presented under current assets and $64,371 thousand are presented as non-current assets. The deposits bear an annual and fixed interest rate of between 0.36%-1.22%.

Note 5.A – Trade receivables

	December 31,
	2020	2021
	Thousands USD	Thousands USD
Trade receivables	713	3,530
Provision for impairment	-	(108)
	713	3,422

Note 5.B – Other receivables

	December 31,
	2020	2021
	Thousands USD	Thousands USD
Government authorities	400	1,093
Prepaid expenses	696	1,386
Others	30	3,423	(*)
	1,126	5,902

(*)	Including deposit in escrow for payment of Earn-Out in the acquisition of NanoFabrica of approximately $3,362 thousand. For more information see Note 9.B(2).

Note 6 – Inventory

	December 31,
	2020	2021
	Thousands USD	Thousands USD
Raw materials and work in progress (*)	2,692	7,028
Finished goods	622	4,171
	3,314	11,199

(*)	A part of the raw materials and work in progress is expected to be sold in a period longer than the operating cycle of the Company.

Note 7 – Property plant and equipment, net

	Machinery, equipment and vehicles	Computers	Office furniture and equipment	Leasehold improvements	Raw materials for property	Buildings	Total
	Thousands USD	Thousands USD	Thousands USD	Thousands USD	USD	Thousands USD	Thousands USD
Cost
As of January 1, 2020	4,708	476	187	1,745	-	-	7,116

Additions	1,163	124	85	12	-	-	1,384
Disposals	-	(8)	(22)	-	-	-	(30)
As of December 31, 2020	5,871	592	250	1,757	-	-	8,470

Acquisitions through business combinations	1,686	325	110	592	-	-	2,713
Additions	1,545	1,078	461	423	439	6,064	10,010
Disposals	(646)	(122)	(25)	(193)	-	-	(986)
Effect of changes in exchange rates	34	(3)	(1)	-	-	-	30
As of December 31, 2021	8,490	1,870	795	2,579	439	6,064	20,237

Depreciation accrued
As of January 1, 2020	1,486	430	53	404	-	-	2,373

Additions	787	47	30	167	-	-	1,031
Disposals	-	(8)	(18)	-	-	-	(26)
As of December 31, 2020	2,273	469	65	571	-	-	3,378

Additions	1,144	184	61	367	-	18	1,774
Disposals	(539)	(118)	(7)	(3)	-	-	(667)
Impairment loss	5,585	1,331	676	-	439	-	8,031
Effect of changes in exchange rates	27	4	-	-	-	-	31
As of December 31, 2021	8,490	1,870	795	935	439	18	12,547

Carrying amount
As of December 31, 2020	3,598	123	185	1,186	-	-	5,092
As of December 31, 2021	-	-	-	1,644	-	6,046	7,690

During the year ended December 31, 2021, the group acquired $249,000 of property and equipment on credit.

A.	Impairment loss

As part of the impairment testing of cash generating units, an impairment loss of property plant and equipment was recognized at the sum of approximately $8,031 thousand. For further information regarding the impairment test, see Note 8.D.

Note 8 – Intangible assets

A.	Movement in carrying amount

	Goodwill	Technology	Development Costs	Other	Total
	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Cost
As of January 1, 2020	-	-	7,672	-	7,672

As of December 31, 2020	-	-	7,672	-	7,672

Acquisitions through	89,244	39,987	-	2,853	132,084
business combinations

As of December 31, 2021	89,244	39,987	7,672	2,853	139,756

Amortization and impairment losses
As of January 1, 2020	-	-	(2,461)	-	(2,461)

Amortization for the year	-	-	(771)	-	(771)

As of December 31, 2020	-	-	(3,232)	-	(3,232)

Amortization for the year	-	(3,189)	(775)	(301)	(4,265)
Impairment loss	(89,244)	(36,798)	(3,665)	(2,552)	(132,259)
As of December 31, 2021	(89,244)	(39,987)	(7,672)	(2,853)	(139,756)

Carrying amount
As of December 31, 2020	-	-	4,440	-	4,440
As of December 31, 2021	-	-	-	-	-

B.	Development Costs

Intangible assets include development costs that were capitalized. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. See also Note 3.E.(2).

C.	Amortization

The current amortization of technology is allocated both to the cost of revenues and to the research and development expenses, net. The current amortization of development costs, backlogs (included in Other) is recognized in cost of revenues as inventory is sold. Furthermore, the current amortization of trademarks (included in other) is recognized in selling and distribution expenses.

D.	Impairment testing for cash-generating units containing goodwill

For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to a group of cash-generating units, including those existing in the Group before the business combination, that are expected to benefit from the synergies of the combination. Therefore, the Group tests the goodwill acquired from the acquisition of DeepCube, NanoFabrica and Essemtec, at the Group’s level, since the goodwill cannot be allocated to individual cash-generating units. Moreover, the Group recognized technology assets that were acquired in business combinations, as corporate assets that do not generate separate cash inflows and are utilized by more than one cash-generating unit. Those technology assets cannot be allocated reasonably and consistently to cash-generating units and therefore are allocated to the Group level.

The estimated recoverable amount of the cash generating units was based on the value-in-use of the Group and was determined by discounting the future cash flows to be generated from the continuing use of the Group, with the assistance of independent valuers. The carrying amount of the cash-generating units was determined to be higher than its recoverable amount and an impairment loss of $140,290 thousand was recognized. The impairment loss was allocated to goodwill, intangible assets and property plant and equipment, and is included in other expenses.

E.	Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rates, revenues terminal value growth rates and EBITDA (earnings before income tax, financing, depreciation and amortization) margins. These assumptions are as follows:

(1)	Discount rate

The discount rate was estimated based on an industry average weighted average cost of capital, without debt leveraging, and was estimated to 20%. The discount rate is based on the risk-free rate for 20-year debentures issued by the government in the relevant market, and adjusted for a risk premium to reflect the increased risk of investing in equities, a small stock premium and a company specific risk premium.

(2)	Revenues and revenues terminal growth rate

The Company’s estimated revenues are based on the Company's budget, growth plans and available market information. In total, revenues annual growth rate is expected to gradually decrease from 33.33% in 2026 to 5% in 2029. From 2030 onward, revenues are expected to increase at an annual rate of 3%, which reflects the long-term growth rate assumed.

(3)	EBITDA margin

EBITDA margin is expected to gradually increase from negative 280.7% in 2022 to 17.1% in 2030 onward, which represents the EBITDA margin assumed for the long-term. This estimation is supported by a sample of projected EBITDA margin of comparable companies, according to analyst reports.

(4)	Tax expense

The effective tax rate during the projection period is 16%.

(5)	Assets that were not impaired

The estimated fair value less cost of sell of some property, plant and equipment assets and right of use assets was higher than its carrying amount, and therefore there was no need to impair them.

Note 9 – Subsidiaries

A.	Details in respect of subsidiaries

Presented hereunder is a list of the Group’s subsidiaries:

	Principal location of the	The Group’s ownership interest in the subsidiary for the year ended December 31
	company’s	2020	2021
Name of company	activity	%	%
Nano Dimension Technologies Ltd.	Israel	100%	100%
Nano Dimension IP Ltd.	Israel	100%	100%
Nano Dimension USA Inc.	USA	100%	100%
Nano Dimension (HK) Limited	Asia-Pacific	100%	100%
Nano Dimension GmbH	Germany	100%	100%
J.A.M.E.S GmbH (*)	Germany	0%	50%
DeepCube Ltd. (**)	Israel	0%	100%
NanoFabrica Ltd. (**)	Israel	0%	100%
Essemtec AG (**)	Switzerland	0%	100%
Nano Dimension Swiss (***)	Switzerland	0%	100%

(*)	On June 30, 2021, the Company signed an agreement with Hensoldt AG, under which the two companies agreed to jointly own and manage a joint venture company, named J.A.M.E.S GmbH (“JAMES”). The object of JAMES is the development of an electronic designer’s community that will exchange designs and methodologies for manufacturing, component integration, and materials for Printed Electronics (PE) and Additively Manufactured Electronics (AME). Although the Company owns 50% of JAMES and has 50% of their voting power, the Company’s management has determined that the Company controls JAMES, by virtue of an agreement with JAMES’s other shareholder (50%). This agreement gives the company the current ability to direct relevant activities of JAMES, among other things by giving the Company a casting vote in JAMES’s advisory board, which is the governing body that directs the relevant activities.

(**)	See Note 9B.

(***)	Nano Dimension Swiss was incorporated by the Company in 2021 and its main activity is holding a property in Switzerland, which is rented to Essemtec.

B.	Acquisition of subsidiaries

(1).	Acquisition of DeepCube

On April 22, 2021, the Group acquired 100% of the shares and voting interests in DeepCube. DeepCube operates in the Machine Learning/Deep Learning (ML/DL) industry. Taking control of DeepCube will enable the Group access to DeepCube’s unique technology, and to benefit from its experienced scientists and engineers.

The founders of DeepCube are directors of the Company, and they continue to serve as directors of the Company after completion of DeepCube’s acquisition. One of the founders also continue working at DeepCube, in the role of Chief Technology Officer.

For further details on the remuneration to key management personnel, and the amounts of transactions and outstanding balances with related parties, see Note 22.

From the date of the acquisition until December 31, 2021, DeepCube contributed costs of $8,238 thousand to the Group’s results. If the acquisition had occurred on January 1, 2021, the unaudited consolidated pro forma loss for the year would have been $66,200 thousand (before impairment testing). In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2021.

Consideration transferred

The following table summarizes the acquisition date fair value of each major class of consideration:

Thousands USD
Cash	40,082
Equity instruments (2,535,218 Ordinary Shares) – with holdback restrictions	16,328
Replacement of share-based payment awards	734
Share price protection	9,550
Total consideration transferred	66,694

a)

Equity instruments issued

The fair value of the Ordinary Shares issued was based on the listed share price of the Company at the date of acquisition, with discounts for lack of marketability as a result of holdback restrictions.

In accordance with the terms of the acquisition agreement, additional Ordinary Shares of the Company will be issued to one founder of DeepCube, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founder. Hence these shares were not taken as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, is estimated at $7,347 thousand, and will be recognized as post-acquisition compensation cost. For further details on the replacement awards, see Note 19.

b)

Replacement of share-based payment awards

In accordance with the terms of the acquisition agreement, the Group exchanged equity-settled share-based payment awards held by employees of DeepCube (the acquiree’s awards) for equity settled share-based payment awards of the Company (the replacement awards). The details of the acquiree’s awards and replacement awards were as follows.

The acquiree’s awards were granted during the years 2018 to 2021, and were generally subject to a 4-year vesting schedule. The replacement awards were granted on the acquisition date, and are subject to a 3-year vesting schedule.

The fair value of the acquiree’s awards and the fair value of the replacement awards at the date of acquisition is $2,171 thousand. The consideration for the business combination includes $734 thousand transferred to employees of DeepCube when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of $1,437 thousand will be recognized as post-acquisition compensation cost. For further details on the replacement awards, see Note 19.

c)

Share price protection

DeepCube’s shareholders, who hold 2,535,218 Ordinary Shares of the Company, have a price protection for a period of twelve months, based on a per share protection price which is the volume weighted average of the closing sale prices for one share of the Company as quoted on the Nasdaq over the thirty days immediately prior to the closing date, multiplied by 0.7. The fair value of the share price protection was measured using a Monte Carlo simulation analysis. For further details on the fair value measurement of the share price protection, see Note 20.

d)	Acquisition-related costs

The Group incurred acquisition-related costs of $177 thousand on legal fees and due diligence costs. These costs have been included in general and administrative expenses.

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

Thousands USD
Cash and cash equivalents	2,691
Restricted cash	105
Other current assets	218
Property and equipment, net	701
Right-of-use asset	948
Technology	21,680
Goodwill	43,989
Trade accounts payable	(94)
Employees and related	(373)
Other current liabilities	(30)
Deferred taxes	(2,193)
Lease liability	(948)
Total identifiable net assets acquired	66,694

Measurement of fair value

For the valuation of the technology asset, the income approach: multi-period excess earnings method (“MEEM”) was used. The value of the asset is estimated based on the present value of the after-tax cash flows attributable only to that intangible asset. The MEEM approach comprises the following steps: (a) Forecasting revenues attributable solely to DeepCube’s technology; (b) Applying an appropriate operating margin to forecast sales; (c) Applying an appropriate tax charge to estimate post-tax cash flows; (d) Applying post-tax contributory asset charges to reflect the return required on other assets that contribute to the generation of the forecast cash flows; (e) Discounting the resulting net post-tax cash flows, using an appropriate discount rate to arrive at the net present value; and (f) Adding an amortization benefit based on the technology’s remaining useful life.

The aggregate cash flows derived for the Group as a result of the acquisition:

Thousands USD
Cash and cash equivalents paid	(40,082)
Cash and cash equivalents of the subsidiary	2,691
(37,391)

Goodwill

The goodwill is attributable mainly to the skills and technical talent of DeepCube’s work force, its technology and the synergies expected to be achieved from integrating DeepCube into the Group’s existing 3D Technologies and business. None of the goodwill recognized is expected to be deductible for tax purposes.

(2). Acquisition of NanoFabrica

On April 26, 2021, the Group acquired 100% of the shares and voting interests in NanoFabrica. NanoFabrica operates in the additive manufacturing (AM) industry. Taking control of NanoFabrica will enable the Group access to NanoFabrica’s micron-resolution technology, and benefit from its experienced scientists and engineers.

From the date of the acquisition until December 31, 2021, NanoFabrica contributed revenue of $864 thousand and loss of $9,785 thousand to the Group’s results. If the acquisition had occurred on January 1, 2021, the unaudited consolidated pro forma revenue would have been $10,497 thousand, and the unaudited consolidated pro forma loss for the year would have been $66,467 thousand (before impairment testing). In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2021.

Consideration transferred

The following table summarizes the acquisition date fair value of each major class of consideration transferred.

Thousands USD
Cash	22,977
Deferred payment	1,123
Earn-out cash consideration – contingent consideration	1,367
Equity instruments (2,249,232 Ordinary Shares)	19,614
Equity instruments (262,070 Ordinary Shares) – with holdback restrictions	1,873
Replacement of share-based payment awards	171
Total consideration transferred	47,125

a)	Earn-out cash consideration – Contingent Consideration

The Company will pay NanoFabrica’s founders Earn-out payments, depending on certain targets, in an aggregate amount of up to $3,362 thousand (“Earn-Out Consideration”) as follows:

(i)

Revenue based earn-out (50% of Earn-Out Consideration) – In the event that NanoFabrica generates, during the period commencing on June 1, 2021 and ending on May 31, 2022, revenues of at least $2,800 thousand (“Revenues Target”).

If the actual amount of revenue that was achieved by NanoFabrica during this period is equal to or lower than 75% of the Revenues Target, then NanoFabrica’s founders shall not be entitled to receive any portion of the revenue based earn-out consideration.

If the actual amount of revenue that was achieved by NanoFabrica during this period is lower than the Revenues Target but higher than 75% of the Revenues Target, then the founders shall be entitled to a portion of the revenue earn-out based on this formula:

revenue consideration - (revenue consideration * (1-revenues/Revenues Target)*4).

(ii)

Gross margin based earn-out (50% of Earn-Out Consideration) – In the event that NanoFabrica generates, during the period commencing on June 1 ,2021 and ending on May 31, 2022, gross margin of at least $1,740 thousand (“Gross Margin Target”).

If the gross margin that was achieved by NanoFabrica during this period is equal to or lower than 41.33% of the Gross Margin Target, then NanoFabrica’s founders shall not be entitled to receive any portion of the gross margin based earn-out consideration.

If the gross margin that was achieved by NanoFabrica during this period is lower than the Gross Margin Target but higher than 41.33% of the Gross Margin Target then the founders shall be entitled to a portion of the gross margin earn-out based on this formula:

gross margin consideration - (gross margin consideration * (1-margin/62%)*3).

The Group has included $1,367 thousand as contingent consideration related to the additional consideration, which represents its fair value at the date of acquisition. The fair value of the contingent consideration was measured using a Monte Carlo simulation analysis. Against this liability, the Group has deposited in escrow an amount of approximately $3,362 thousand. As of December 31, 2021, the contingent consideration has reduced to zero, due to lack of expectations for meeting the targets. (see Note 20.F).

b)

Equity instruments issued

The fair value of the Ordinary Shares issued was based on the listed share price of the Company at the date of acquisition. Some of the shares are subject to holdback restrictions, and were measured with discounts for lack of marketability.

In accordance with the terms of the acquisition agreement, additional Ordinary Shares of the Company will be issued to two founders of NanoFabrica, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founders. Hence these shares were not taken as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, is estimated at $10,941 thousand, and will be recognized as post-acquisition compensation cost. For further details on the replacement awards, see Note 20.

c)

Replacement of share-based payment awards

In accordance with the terms of the acquisition agreement, the Group exchanged equity-settled share-based payment awards held by employees of NanoFabrica (the acquiree’s awards) for equity settled share-based payment awards of the Company (the replacement awards). The details of the acquiree’s awards and replacement awards were as follows.

The acquiree’s awards were granted during the years 2017 to 2020, and were generally subject to a 4-year vesting schedule. The replacement awards were granted on the acquisition date, and are subject to a 3-year vesting schedule.

The fair value of the acquiree’s awards and the fair value of the replacement awards at the date of acquisition is $633 thousand. The consideration for the business combination includes $171 thousand transferred to employees of NanoFabrica when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of $462 thousand will be recognized as post-acquisition compensation cost. For further details on the replacement awards, see Note 19.

d)	Acquisition-related costs

The Group incurred acquisition-related costs of $230 thousand on legal fees and due diligence costs. These costs have been included in general and administrative expenses.

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

Thousands USD
Cash and cash equivalents	2,218
Restricted cash	44
Prepaid expenses and other receivables	102
Inventory	130
Property and Equipment, net	654
Backlog	190
Technology	14,211
Goodwill	33,029
Trade payables	(195)
Other accounts payable and accrued expenses	(694)
Deferred taxes	(1,669)
Long term liabilities	(895)
Total identifiable net assets acquired	47,125

Measurement of fair value

For the valuation of the technology asset, the income approach: MEEM was used. The value of the asset is estimated based on the present value of the after-tax cash flows attributable only to that intangible asset. The MEEM approach comprises the following steps: (a) Forecasting revenues attributable solely to NanoFabrica’s technology; (b) Applying an appropriate operating margin to forecast sales; (c) Applying an appropriate tax charge to estimate post-tax cash flows; (d) Applying post-tax contributory asset charges to reflect the return required on other assets that contribute to the generation of the forecast cash flows; (e) Discounting the resulting net post-tax cash flows, using an appropriate discount rate to arrive at the net present value; and (f) Adding an amortization benefit based on the technology’s remaining useful life.

The aggregate cash flows derived for the Group as a result of the acquisition:

Thousands USD
Cash and cash equivalents paid	(22,977)
Cash and cash equivalents of the subsidiary	2,218
(20,759)

Goodwill

The goodwill is attributable mainly to the skills and technical talent of NanoFabrica’s work force, its technology and the synergies expected to be achieved from integrating NanoFabrica into the Group’s existing business. NanoFabrica fits the Group’s target markets, and the combined offering will increase the number of applications that can be relevant for mass manufacturing. None of the goodwill recognized is expected to be deductible for tax purposes.

(3). Acquisition of Essemtec

On November 2, 2021, the Group acquired 100% of the shares and voting interests in Essemtec. Essemtec is a Swiss company, that produces equipment for placing and assembling electronic components on printed circuit boards. Taking control of Essemtec will enable the Group to enhance product lines of both companies, and benefit from Essemtec’s experienced scientists and engineers.

From the date of the acquisition until December 31, 2021, Essemtec contributed revenue of $6,283 thousand and profit of $969 thousand to the Group’s results. If the acquisition had occurred on January 1, 2021, the unaudited consolidated pro forma revenue would have been $29,662 thousand, and the unaudited consolidated pro forma profit for the year would have been $65,691 thousand (before impairment testing). In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2021.

Consideration transferred

The following table summarizes the fair value as of the acquisition date of each major class of consideration transferred:

Thousands USD
Cash	15,152
Shareholder’s loans	(2,681)
Earn-out cash consideration – Contingent consideration	8,792
Total consideration transferred	21,263

a)	Shareholder’s loan Comprised of two loans – one of approximately $1,095 thousand, bearing interest of 3%, and the other of approximately $1,586 thousand, bearing interest of 1%.

b)

Earn-out cash consideration – Contingent Consideration

The Company will pay Essemtec’s shareholders earn-out payments, depending on certain targets, in an aggregate amount of up to CHF 8,900 thousand (as for December 31, 2021, approximately $9,700 thousand) (“Earn-Out Consideration”) as follows:

(i)

EBITDA based earn-out (maximum of up to CHF 3,500 thousand (as for December 31, 2021, approximately $3,815 thousand) of the Earn-Out Consideration) – In the event that Essemtec generates, during the fiscal year ending on December 31, 2021, EBITDA of at least CHF 2,000 thousand (as for December 31, 2021, approximately $2,180 thousand) (“EBITDA Target”).

If the actual amount of EBITDA that was achieved by Essemtec during this period is equal to or lower than 50% of the EBITDA Target, then Essemtec’s shareholders shall not be entitled to receive any portion of the EBITDA based earn-out consideration.

If the actual amount of EBITDA that was achieved by Essemtec during this period is lower than the EBITDA Target but higher than 50% of the EBITDA Target, then Essemtec’s shareholders shall be entitled to a portion of the EBITDA earn-out based on this formula:

EBITDA consideration * (1 - (EBITDA Target - Actual EBITDA)*2/EBITDA Target).

(ii)

Gross profit based earn-out (maximum of up to CHF 5,400 thousand (as for December 31, 2021, approximately $5,886 thousand) of the Earn-Out Consideration) – In the event that Essemtec generates, during the fiscal year ending on December 31, 2022, gross profit of at least CHF 10,702,683 (as for December 31, 2021, approximately $11,666 thousand) (“Gross Profit Threshold”), the earn-out consideration will be paid as follows:

If the actual gross profit that was achieved by Essemtec during this period is equal to CHF 13,378,298 (as for December 31, 2021, approximately $14,582 thousand) (“Gross Profit Target”), then Essemtec’s shareholders shall be entitled to receive a gross profit based earn-out consideration of CHF 4,500 thousand (as for December 31, 2021, approximately $4,905 thousand).

If the actual gross profit that was achieved by Essemtec during this period is lower than the Gross Profit Target but higher than the Gross Profit Threshold, then Essemtec’s shareholders shall be entitled to a portion of the gross profit earn-out based on this formula:

CHF 4,500 thousand * (1 - (Gross Profit Target - Actual Gross Profit)*5/Gross Profit Target).

If the actual gross profit that was achieved by Essemtec during this period is greater than the Gross Profit Target, then Essemtec’s shareholders shall be entitled to a portion of the gross profit earn-out based on this formula (but not more than CHF 5,400 thousand):

CHF 4,500 thousand * (1 + (Actual Gross Profit - Gross Profit Target)/Gross Profit Target).

b)	Acquisition-related costs

The Group incurred acquisition-related costs of $1,094 thousand on legal fees and due diligence costs. These costs have been included in general and administrative expenses.

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

Thousands USD
Cash and cash equivalents	3,221
Trade receivables	2,270
Other short-term receivables	661
Inventories	10,172
Deferred tax assets	994
Property, plant and equipment	1,358
Right-of-use	47
Customer relationships	1,579
Technology	4,096
Trademark	1,085
Goodwill	12,225
Trade payable	(1,454)
Other current liabilities	(4,371)
Long-term liabilities	(6,518)
Shareholder’s loan (*)	(2,681)
Deferred tax liabilities	(1,374)
Lease liability	(47)
Total identifiable net assets acquired	21,263

(*) See Note 9.B.3(a).

The aggregate cash flows derived for the Group as a result of the acquisition:

Thousands USD
Cash and cash equivalents paid	(15,152)
Cash and cash equivalents of the subsidiary	3,221
(11,931)

Goodwill

The goodwill is attributable mainly to the skills and technical talent of Essemtec’s work force, its technology and the synergies expected to be achieved from integrating Essemtec into the Group’s existing business. Essemtec’s present products fit the Group’s markets, in a way that can leverage the distribution channels and go-to-market efforts of both organizations. In addition, the Group’s intention to use its newly acquired deep learning based artificial intelligence technologies from the DeepCube acquisition with Essemtec’s systems. None of the goodwill recognized is expected to be deductible for tax purposes.

4.	The aggregate cash flows derived for the Group as a result of all acquisitions during the current period:

Thousands USD
Cash and cash equivalents paid	(78,211)
Amount deposited in escrow	(4,493)
Cash and cash equivalents of the subsidiary	8,130
(74,574)

See also Note 24.A regarding acquisition after the reporting date.

Note 10 – Other payables

	December 31,
	2020	2021
	Thousands USD	Thousands USD
Accrued expenses	1,635	2,658
Contract liabilities	968	3,021
Lease liability	1,148	2,086
Employees and related liabilities	1,230	4,392
Government authorities	659	1,231
Current maturities in respect of government grants	226	428
Other	44	20
	5,910	13,836

Note 11 – Liability in respect of government grants

	2020	2021
	Thousands USD	Thousands USD
Balance as of January 1	1,275	1,076
Increase through business combination	-	912
Amounts received during the year	55	217
Payment of royalties	(158)	(196)
Amounts recognized as an offset from research and development expenses	(23)	(118)
Revaluation of the liability	(73)	97
Balance as of December 31	1,076	1,988

Current maturities in respect of government grants	226	428
Long term liability in respect of government grants	850	1,560

During the years 2014 to 2021, the Company’s subsidiaries received several approvals from the Innovation Authority, to finance development projects in an aggregate amount of up to $8,745,000, while the Innovation Authority share of financing the aforesaid amount was in a range of 30% to 85% of expenditures. As of December 31, 2021, the Company received grants in the aggregate amount of $3,843,000. In consideration, the Company undertook to pay the Innovation Authority royalties in the rate of 3%-3.5% of the future sales up to the amount of the grants received. On the date on which the grants were received, the Group recognized a liability using a discount rate ranging between 19% to 30%.

Note 12 – Equity

A.	The Company’s share capital (in thousands of Ordinary Shares)

	Ordinary Shares
	2020(*)	2021
Issued and paid-up share capital as at December 31	172,052	257,376
Authorized share capital	250,000	500,000

(*)	Following the approval of its shareholders on April 16, 2020, the board of directors of the Company approved a 1-for-50 reverse split of the Company’s share capital. The implementation of the reverse split resulted in a reduction in the issued and outstanding Ordinary Shares, and the increase of the par value per Ordinary Share from NIS 0.10 to NIS 5.00 per Ordinary Share. Concurrently with the reverse split, the Company effected a corresponding change in the ratio of ordinary shares to each of the Company’s ADSs, such that its ratio of ADSs to Ordinary Shares has changed from one (1) ADS representing fifty (50) Ordinary Shares to a new ratio of one (1) ADS representing one (1) Ordinary Share. The effective date of this reverse split was June 29, 2020. All options and warrants of the Company outstanding immediately prior to the reverse split were appropriately adjusted by dividing the number of Ordinary Shares into which the options and warrants are exercisable by 50 and multiplying the exercise price thereof by 50, as a result of the reverse split. All the figures in these financial statements relating to share capital were appropriately adjusted to reflect the above-mentioned reverse split.

Share capital (in thousands of shares of NIS 5 par value)

	Ordinary Shares
	2020	2021
Issued as at January 1	4,179	172,052
Issued for cash during the period	163,542	74,100
Issued for purchase of companies during the period	-	7,162
Conversion into shares of convertible notes during the period	1,395	-
Exercise of warrants during the period	2,918	2,690
Exercise of share options during the period	18	1,372
Issued and paid-in share capital as at December 31	172,052	257,376

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

In February 2021, following approval of the general meeting of the Company’s shareholders, the Company increased its authorized share capital by NIS 1,250,000,000, such that the authorized share capital of the Company was NIS 2,500,000,000 divided into 500,000,000 Ordinary Shares, par value NIS 5.00 each.

B.	Financing transactions

1.	In February 2019, the Company issued, pursuant to a public offering in the United States, an aggregate of 1,600,000 ADSs, 1,600,000 non-tradable warrants with an exercise price of $8.625 per ADS and term of 5 years and 1,200,000 non-tradable rights to purchase shares with an exercise price of $7.50 per ADS and term of 6 months. In certain cases, the rights to purchase and the warrants may be exercised on a cashless basis. Therefore, the rights to purchase and the warrants are accounted for as derivative instruments which are classified as a liability and measured at fair value through profit or loss. The total gross consideration was $12,000,000 and was initially attributed to the financial liability for the rights to purchase and warrants based on their fair value of $10,201,000 and the remaining amount was attributed to the ADSs issued and recognized as an equity component of $1,799,000. Applicable issuance costs, amounting to $1,440,000, have been allocated in the same proportion as the allocation of the gross proceeds. An amount of $1,224,000 was considered as issuance costs allocated to the rights to purchase and the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ADSs of $216,000 have been recorded in equity as a reduction of the share premium. The total net proceeds from the offering were approximately $10,560,000.

During the first quarter of 2019, investors exercised 37,620 of the rights to purchase 37,620 Ordinary Shares for a total consideration of $282,000.

The value of the financial liability in respect to the warrants was measured as of December 31, 2021, at an amount of approximately $3,057,000.

2.	In August 2019, the Company issued, pursuant to a securities purchase agreement, convertible promissory notes, in an aggregate principal amount of $4,276,000 and an additional approximately $2,700,000 to be received in two subsequent closings, bringing the expected total gross proceeds from this funding to approximately $7,000,000. The notes were convertible into the Company’s ADSs. As a part of this transaction, the Company issued non-tradable warrants to purchase 62,668,850 ADSs. The warrants have an exercise price equal to 125% of the conversion price of the convertible promissory notes, will be exercisable upon the six-month anniversary of issuance and will expire five years from the date of issuance. The total gross proceeds from the first closing were $4,276,000.

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

The initial fair value of the financial liabilities issued in the transaction at their issuance date has been evaluated in the amount of $11,609,000, while the consideration received from this transaction was $4,276,000. The difference of $7,333,000 has been allocated to the convertible notes, warrants and rights to purchase recognized with respect to this transaction.

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

The fair value of the remaining financial liabilities relating to the warrants issued in this transaction was measured as of December 31, 2021, at an amount of approximately $290,000. See also Note 20.D - Financial Liabilities.

3.

During 2020, the Company issued, pursuant to several public offerings in the United States, an aggregate of 163,542,447 ADSs and 430,000 pre-funded warrants (that were converted to ADSs during 2020). The total gross proceeds from the offerings were approximately $710,013,000, before deducting underwriting discounts and commissions and other offering-related expenses. The total net proceeds from the offerings, after deducting issuance expenses, were approximately $650,115,000. As a part of those offerings, the Company issued a total of 7,365,289 non-tradable warrants to the underwriters. The warrants are accounted for as share-based payment expenses, see also Note 19.

During 2021, the Company issued, pursuant to two public offerings in the United States, an aggregate of 74,100,000 ADSs. The total gross proceeds from the offerings were approximately $832,980,000, before deducting underwriting discounts and commissions and other offering-related expenses. The total net proceeds from the offerings, after deducting issuance expenses, were approximately $796,437,000. As a part of one of these offerings, the Company issued 1,137,500 non-tradable warrants to the underwriters. The warrants are accounted for as share-based payment expenses. See also Note 19.

C.	Treasury shares

As of December 31, 2021, the Company held 10,540 Ordinary Shares, constituting approximately 0.004% of its issued and paid up share capital.

D.	Translation reserve from foreign operations

Net changes in translation reserve from foreign operations in 2021 amounted to $24 thousand, mainly from JAMES which its functional currency is Euro.

Note 13 – Revenues

	For the year ended December 31
	2019		2020	2021
	Thousands USD		Thousands USD	Thousands USD
Consumables	650		554	1,631
Support services	650	(*)	654	1,117
Sales of systems	5,770		2,191	7,250
Research and development services	-		-	495
Total revenue	7,070		3,399	10,493

(*)	Immaterial reclassification

Revenues per geographical locations:

	For the year ended December 31,
	2019	2020	2021
	Thousands USD	Thousands USD	Thousands USD
America	3,367	1,263	2,513
Asia Pacific	1,591	1,362	743
Europe and Israel(*)	2,112	774	7,237
Total revenue	7,070	3,399	10,493

(*)	The Company combined all revenues into the Europe and Israel geography, due to immateriality of the amounts.

Timing of revenue recognition:

	For the year ended December 31,
	2019	2020	2021
	Thousands USD	Thousands USD	Thousands USD
Goods and services transferred over time	650	654	1,074
Goods transferred at a point in time	6,420	2,745	9,419
Total revenue	7,070	3,399	10,493

The table below provides information regarding receivables and contract liabilities deriving from contracts with customers.

	December 31,
	2020	2021
	Thousands USD	Thousands USD
Trade receivables	713	3,422
Contract liabilities	968	3,021

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

Note 14 – Cost of revenues

	For the year ended December 31
	2019	2020	2021
	Thousands USD	Thousands USD	Thousands USD
According to components -
Raw materials, auxiliary materials and consumables	2,129	772	3,585
Salaries, wages and related expenses	807	293	1,412
Other	1,376	499	733
Total	4,312	1,563	5,730

Note 15 – Further detail of profit or loss

	For the year ended December 31
	2019		2020	2021
	Thousands USD		Thousands USD	Thousands USD
A. Research and development expenses, net
Payroll	4,672	(*)	4,849	14,604
Share-based payment expenses	162	(*)	1,682	14,238
Materials	1,001		940	2,764
Subcontractors	82		258	2,864
Patent registration	144		160	441
Depreciation	1,534		1,588	5,697
Rental fees and maintenance	197		173	559
Other	339		249	637
	8,131		9,899	41,804
Less – government grants	(49)		(21)	(118)
	8,082		9,878	41,686
B. Sales and marketing expenses
Payroll	2,729		3,336	8,283
Share-based payment expenses	144		1,990	8,569
Marketing, advertising and commissions	1,808		577	4,053
Rental fees and maintenance	114		201	365
Travel abroad	317		235	749
Depreciation	212		223	318
Other	145		35	376
	5,469		6,597	22,713

C. General and administrative expenses
Payroll	872		1,377	2,880
Share-based payment expenses	155		16,837	6,974
Fees	22		22	33
Professional services	1,545		1,064	6,993
Office expenses	359		386	1,065
Travel abroad	37		44	461
Depreciation	78		76	210
Rental fees and maintenance	43		46	97
Other	159		435	931
	3,270		20,287	19,644
D. Finance income
Revaluation of liability in respect of government grants	58		75	25
Exchange rate differences	-		123	3,444
Revaluation of financial liabilities at fair value through profit or loss (**)	8,707		-	10,608
Bank interest and fees	-		248	3,832
	8,765		446	17,909
Finance expense
Exchange rate differences	151		-	-
Bank fees	14		28	70
Finance expense in respect of lease liability	425		390	237
Revaluation of financial liabilities at fair value through profit or loss (**)	-		12,825	-
Fundraising expenses	1,693		-	-
Revaluation of liability in respect of government grants	-		-	121
	2,283		13,243	428

(*)	Reclassified.

(**)	See Note 19 regarding financing transactions that included issuance of financial instruments accounted at fair value through profit and loss.

Note 16 – Income Tax

A.	Corporate tax rate

Presented hereunder are the tax rates relevant to the Company in the years 2019 to 2021:

2019 – 23%

2020 – 23%

2021 – 23%

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

C.	Description of the implications of the tax laws applicable to affiliated companies incorporated outside of Israel

The Group companies operating outside of Israel are subject to the tax laws applicable in the countries of residence and the activity of those companies. The tax rate applicable to material companies outside of Israel is 12.44% in Switzerland.

D.	Composition of income tax expense (income)

Thousands USD
For the year ended December 31,
2021

Current tax expense	(107)

Deferred tax income	5,013
Income tax	4,906

E.	Deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

	Intangible assets and inventories	Carry- forward tax losses	Total
	Thousands USD	Thousands USD	Thousands USD

Balance of deferred tax asset (liability) as at January 1, 2021	-	-	-
Deferred tax asset (liability) acquired in business combinations (see Note 9.B)	(7,117)	2,875	(4,242)
Changes recognized in profit or loss	6,881	(1,868)	5,013
Balance of deferred tax asset (liability) as at December 31, 2021	(236)	1,007	771

F.	Theoretical tax

The main reconciliation between the theoretical tax on the pre-tax profit and the tax expense drives from temporary differences and tax losses for which deferred taxes are not created.

G.	Tax assessments

The Company has final tax assessments until and including the 2017 tax year.

Nano Dimension Technologies Ltd. has final tax assessments until and including the 2016 tax year.

H.	Accumulated losses for tax purposes and other deductible temporary differences

As of December 31, 2021, the Group has a net operating loss for tax purposes of approximately $156,200,000, approximately $122,820,000 of which is originated from the Company, the remining amount of which is mostly allocated to Nano Dimension Technologies Ltd. and capital loss for tax purposes of approximately $845,000, approximately $495,752 of which is originated from the Company.

Essemtec, which operates in Switzerland, has approximately $8,826,000 accumulated loss as of December 31, 2021.

As of December 31, 2021, the Group has deductible temporary differences in the amount of approximately $29,000,000, mainly relating to funding expenses and research and development expenses which are deductible over a period of three years for tax purposes.

The Group has not recognized a tax asset for the aforesaid losses and deductible temporary differences, except deferred tax of $1,007 thousand recognized partially by Essemtec on accumulated loss, due to the uncertainty regarding the ability to utilize those losses and deductible of temporary differences in the future.

I.	Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986

As a “Foreign investment company” (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the Company’s management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986, from January 2018. Accordingly, its taxable income or loss is calculated in USD.

Note 17 – Loss per share

Basic loss per share

The calculation of basic loss per share as at December 31, 2021 was based on the loss attributable to the owners of the company divided by a weighted average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31
	2019(*)	2020(*)	2021
Weighted average number of Ordinary Shares (thousands of shares)(*)	3,513	42,947	247,335
Loss attributable to the owners of the company (thousands USD)	8,353	48,494	200,777

(*)	All the figures in this note were adjusted to reflect the 1:50 reverse split effective June 29, 2020. See Note 12.A.

Weighted average number of Ordinary Shares:

	Year ended December 31
	2019(*)	2020(*)	2021
	Thousands of	Thousands of	Thousands of
	shares of NIS 5.0	shares of NIS 5.0	shares of NIS 5.0
	par value	par value	par value
Balance as at January 1	1,932	4,179	172,052
Effect of share options exercised	135	9	2,558
Effect of warrants exercised	-	1,184	575
Effect of conversion of notes	-	1,236	-
Effect of shares issued during the year	1,446	36,339	72,150
Weighted average number of Ordinary Shares used to calculate basic loss per share as at December 31	3,513	42,947	247,335

(*)	All the figures in this note were adjusted to reflect the 1:50 reverse split effective June 29, 2020, see note 12.A.

Diluted loss per share

The calculation of diluted loss per share as at December 31, 2021 was based on loss attributable to the owners of the company divided by a weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Loss attributable to owners of the company (diluted)

	Year ended December 31
	2019	2020	2021
	Thousands
Loss used to calculate basic loss per share	8,353	48,494	200,777
Changes in fair value of share price protection liability	-	-	3,783
Changes in fair value of warrants classified as liabilities	-	-	456
Loss attributable to ordinary shareholders	8,353	48,494	205,016

Weighted average number of ordinary shares (diluted)

	Year ended December 31
	2019	2020	2021
	Thousands of	Thousands of	Thousands of
	shares of NIS 5.0	shares of NIS 5.0	shares of NIS 5.0
	par value	par value	par value
Weighted average number of Ordinary Shares used to calculate loss per share	3,513	42,947	247,335
Effect of share price protection on issue	-	-	702
Effect of warrants on issue	-	-	95
Weighted average number of Ordinary Shares used to calculate diluted loss per share as at December 31	3,513	42,947	248,132

In 2021, 55,817,296 options and warrants (in 2020: 22,810,291 and 2019: 3,468,948) were excluded from the diluted weighted average number of Ordinary Shares calculation as their effect would have been anti-dilutive.

Note 18 – Employee Benefits

As regards share-based payments, see Note 19 on share-based payments.

As regards benefits to key management employees, see Note 23 on related and interested parties.

A.	Composition of employee benefits:

December 31,
2021
Thousands USD
Presented under current liabilities – other payables:
Short-term employee benefits	(234)
Total	(234)

Presented under non-current liabilities – employee benefits:
Recognized liability for defined benefit plan, net	(4,145)
Total	(4,145)

B.	Post-employment benefit plans – defined benefit plan

Essemtec, a subsidiary of the Company, located in Switzerland, participates in a defined benefit plan. Employees in Switzerland are insured against the risks of old age, death and disability. Essemtec is affiliated to the collective foundation Bâloise Collective BVG foundation. The supreme governing body of the pension fund is the Foundation Council, which is made up of an equal number of representatives from the employees and the employer. The pension fund rules, together with the legal provisions concerning occupational pension plans, constitute the formal regulatory framework of the pension plan. Individual retirement savings accounts are maintained for each beneficiary, which savings contributions varying with age are credited to as well as any interest which accrues. The rate of interest to be applied to the retirement savings accounts is set each year by the Foundation Council, having regard to the financial situation of the pension fund. The amounts credited to the individual savings accounts are funded by savings contributions from both the employer and employees. In addition, the employer pays risk contributions to fund death and disability benefits.

The standard retirement age is 64 for women and 65 for men. Employees are entitled to early retirement with a reduced old-age pension. The amount of the old-age pension is the result of multiplying the individual retirement savings account at the time of retirement by a conversion rate set out in the pension-fund rules. The retirement benefits can also be paid out in the form of a capital payment either in full or in part. The amount of disability pensions is determined as a percentage of the insured salary and is independent of the number of years of service.

The Group’s defined benefit obligations and the related defined benefit costs are determined at each balance sheet date by a qualified actuary using the Projected Unit Credit Method. The amount recognized in the consolidated balance sheet represents the present value of the defined benefit obligations reduced by the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

1)	Plan assets

As of December 31, 2021, plan assets were comprised of qualifying insurance policies of $11,671 thousand (December 31, 2020: $0).

2)	Movement in net defined benefit liabilities (assets) and in their components

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
	2020	2021	2020	2021	2020	2021
	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of January 1	-	-	-	-	-	-
Included in other comprehensive income
Effect of movements in exchange rates	-	91	-	(67)	-	24
Other movements
Changes from business combinations and loss of control	-	(15,907)	-	11,738	-	(4,169)
Balance as of December 31	-	(15,816)	-	11,671	-	(4,145)

3)	The defined benefit liability is attributed to the plans’ participants as follows:

-	Active members: 93.6% (2020: 0%)
-	Pensioners: 6.4% (2020: 0%)

4)	Actuarial assumptions and sensitivity analysis

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

2021
%
Discount rate as of December 31	0.4
Future salary growth	1
Interest rate on the savings account	0.75
Price inflation	1
Future pension growth	0

Assumptions regarding future mortality are based on published statistics and mortality tables (BVG 2020 generational).

The calculation of the defined benefit obligation is sensitive to the mortality assumptions in accepted mortality tables. As a result, an increase of one year in average life would cause an increase in the defined benefit obligation of $ 248 thousand as of December 31, 2021.

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	December 31,
	0.5 percentage point increase	0.5 percentage point decrease
	2021	2021
	Thousands USD	Thousands USD
Future salary growth	(100)	95.59
Discount rate	1,173	(1,350)

5)	Effect of the plan on the Group’s future cash flows

The Group expects $469 thousand in contributions to be paid to the funded defined benefit plan in 2022.

The Group estimates the plan’s duration (based on weighted average) to be 15.9 years at the end of the reporting period.

Note 19 – Share-based payment

A.	During 2019, the Company granted to employees, officers and consultants 6,029,000 non-tradable share options, which are exercisable into 6,029,000 Ordinary Shares. The share options vest over a period of three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price ranging between $0.14 to $0.17 for each share option. Some of the share options include a cashless exercise mechanism.

During 2019, the Company granted to employees 2,723,500 restricted shares units (“RSUs”). The RSUs represent the right to receive Ordinary Shares at a future time and vest over a period of three years.

During 2020, the Company granted to employees, officers and consultants 6,930,000 non-tradable share options and RSUs, which are exercisable into 5,400,000 Ordinary Shares. The share options vest over a period of three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date in consideration for an exercise price ranging between $0.70 to $4.12 for each share option. Some of the share options include a cashless exercise mechanism.

During 2021, the Company granted to employees, officers and consultants 10,967,162 non-tradable share options and RSUs, which are exercisable into 10,967,162 Ordinary Shares. The share options vest over a period of three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price ranging between $0 to $7.5 for each share option. Some of the share options include a cashless exercise mechanism.

During 2020, the Company granted to underwriters in public offerings in the U.S. an aggregate of 7,365,289 warrants, which are exercisable into 7,365,289 Ordinary Shares. The exercise prices range between $0.875 to $9.375 for each warrant. The warrants are exercisable 6 months from the issuance date and expire 5 years after the issuance date.

During 2021, the Company granted to underwriters in public offering in the U.S. an aggregate of 1,137,500 warrants, which are exercisable into 1,137,500 Ordinary Shares. The exercise price is $11.875 for each warrant. The warrants are exercisable 6 months from the issuance date and expire 4 years after the issuance date.

B.

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

In December 2019, the Company signed an agreement for options grants on January 2, 2020, to purchase 286,172 ADSs with Yoav Stern, the Company’s Chief Executive Officer (“CEO”), with an exercise price of $2.86 per ADS. The vesting start date of the share options is January 2, 2020.

In March 2020, the Company issued options to purchase 294,828 ADSs to Yoav Stern, the Company’s CEO, with an exercise price of $1.09 per ADS. 99.9% of the options vest at the grant date, and the remaining options will vest 3 years after the grant date.

In August 2020, following the approval of our shareholders, in consideration for his services as the Company’s CEO, and as appropriate incentive, the Company entered a private placement of warrants (the “Stern Transaction”) with its CEO, Mr. Yoav Stern. In consideration of $150,000, the Company issued to Mr. Stern warrants to purchase 6,880,402 ADSs of the Company. The warrants have an exercise price of $0.75 per ADS, will vest over a period of two and a half years and will expire after 7 years. Simultaneously with the issuance of the warrants, Mr. Stern forfeited options to purchase 581,000 ADSs, previously granted to him, as described above. In addition, as long as Mr. Stern is employed by the Company or is a member of the Company’s board of directors, Mr. Stern may invest an additional amount up to $50,000 to buy Series B Warrants, in an amount equal to 10% of the Company’s fully diluted capital. The exercise price per ADS under the Series B Warrants will be the average of the daily volume weighted average price of the ADSs for the 10 consecutive trading days ending on the trading day that is immediately prior to the date of the applicable notice to purchase the Series B Warrants. The grant of the warrants was treated as a modification of the terms of equity-classified share-based payment under IFRS 2. The fair value of the grant was measured at the grant date in an amount of approximately $18.7 million and is recorded as share-based compensation expenses through the vesting period. In the same general meeting that approved the Stern Transaction, the Company’s shareholders approved the amended terms of compensation of the Company’s CEO. In February 2021, Mr. Stern exercised 30% of the series A warrants. In May 2021, Mr. Stern invested $50,000 and received 27,742,103 Series B Warrants. The exercise price of the Series B Warrants is $6.16 per ADS.

In September 2020, the Company issued 1,500,000 warrants to purchase 1,500,000 ADSs to the Company’s director, Mr. Yaron Eitan, in consideration of $150,000. The warrants have an exercise price of $2.25 per ADS, will vest over a period of three years and will expire after 7 years.

In May 2021, the Company issued non-tradable share options to purchase 131,000 Ordinary Shares to directors of the Company at an exercise price ranging from $7.69 to $9.33 per share. The share options are vested over a period 3 years from the grant date. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date.

C.

On April 22, 2021, the Group acquired 100% of the shares and voting interests in DeepCube. After the acquisition, one of DeepCube’s founders continued to work at DeepCube, in the role of Chief Technology Officer. In accordance with the terms of the acquisition agreement, 892,465 Ordinary Shares of the Company will be issued to this founder, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founder. Hence these shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, is estimated at $7,756 thousand, and will be recognized as post-acquisition compensation cost.

In addition, as part of the acquisition agreement, the Group exchanged equity-settled share-based payment awards held by employees of DeepCube (the acquiree’s awards) for 299,455 RSUs of the Company (the replacement awards). The acquiree’s awards were granted during the years 2018 to 2021 and were generally subject to a 4-year vesting schedule. The replacement awards were granted on the acquisition date and are subject to a 3-year vesting schedule.

D.	On April 26, 2021, the Group acquired 100% of the shares and voting interests in NanoFabrica. In accordance with the terms of the acquisition agreement, 1,178,008 Ordinary Shares of the Company will be issued to NanoFabrica’s founders, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founders. Hence these shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, is estimated at $10,941 thousand, and will be recognized as post-acquisition compensation cost.

In addition, as part of the acquisition agreement, the Group exchanged equity-settled share-based payment awards held by employees of NanoFabrica (the acquiree’s awards) for 76,928 RSUs of the Company (the replacement awards). The acquiree’s awards were granted during the years 2017 to 2020 and were generally subject to a 4-year vesting schedule. The replacement awards were granted on the acquisition date and are subject to a 3-year vesting schedule.

E.

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

The following is the data used in determining the fair value of the equity instruments granted in 2019 to 2021:

	19.A, C. and D- Consultants and Employees	19.B- Directors and CEO
Number of equity instruments granted	26,861,174	36,744,405
Fair value in the grant date (thousands USD)	86,989	21,056
Range of share price (USD)	2.03-10.94	1.38-6.52
Range of exercise price (USD)	0-11.88	0.7-9.33
Range of expected share price volatility	58.54%-115.14%	60.22%-125.95%
Range of estimated life (years)	4-9	4-7.08
Range of weighted average of risk-free interest rate	0.36%-1.65%	0.29%-1.33%
Expected dividend yield	-	-
Outstanding as of December 31, 2021	21,022,609	34,410,284
Exercisable as of December 31, 2021 (from grants granted in 2019-2021)	7,337,388	30,631,203

F.	The number of share options and RSUs granted to employees and consultants, and included in Note 19.A are as follows:

	2020	2021
	Share option programs	Share option programs	Replacement awards
Outstanding at January 1	521,138	12,603,828	-
Granted during the year	14,295,289	11,850,252	254,409
Exercised during the year	(1,703,902)	(2,351,420)	-
Forfeited or expired during the year	(508,697)	(1,334,460)	-
Outstanding at December 31	12,603,828	20,768,200	254,409
Exercisable as of December 31	880,734	7,337,388	-

The number of share options granted to directors and the CEO included in Note 19.B are as follows:

	2020	2021
Outstanding at January 1	78,435	8,839,482
Granted during the year	8,820,402	27,873,103
Exercised during the year	-	(2,147,454)
Forfeited or expired during the year	(59,355)	(154,847)
Outstanding at December 31	8,839,482	34,410,284
Exercisable as of December 31	8,679,113	30,631,203

G.	The share-based payments expenses in 2021 were $29,782 thousand (in 2020: $20,502 thousand, in 2019: $445 thousand). In addition, the fair value of the warrants granted to underwriters in 2021 were $9,151 thousands and has been recorded as a deduction of share premium.

Note 20 – Financial instruments

A.	Risk management policy

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

The cash of the Group is deposited in Israeli, European and U.S. banking corporations. In the estimation of the Group’s management, the credit risk for these financial instruments is low.

In the estimation of the Group’s management, it does not have any material expected credit losses.

C.	Currency risk

A currency risk is the risk of fluctuations in a financial instrument, as a result of changes in the exchange rate of the foreign currency.

The following is the classification and linkage terms of the financial instruments of the Group (in thousands USD):

	NIS	USD	Other (*)	Total
December 31, 2021
Cash	72,190	753,320	28,116	853,626
Bank deposits	80,457	421,512	-	501,969
Restricted deposits	569	80	-	649
Trade receivables (net)	36	130	3,256	3,422
Other receivables	4,240	2,806	856	5,902
	157,492	1,175,848	32,228	1,365,568
Financial liabilities at amortized cost	(10,392)	(3,623)	(7,096)	(21,111)
Total net financial assets (liabilities)	147,100	1,172,225	25,132	1,344,457

December 31, 2020
Cash	1,057	584,205	76	585,338
Bank deposits	-	85,596	-	85,596
Restricted deposits	406	62	-	468
Trade receivables	17	534	162	713
Other receivables	410	19	-	429
	1,890	670,416	238	672,544
Financial liabilities at amortized cost	4,366	16,134	45	20,545
Total net financial assets (liabilities)	(2,476)	654,282	193	651,999

(*)	Mainly Euro

The following is a sensitivity analysis of changes in the exchange rate of the NIS as of December 31, 2021:

Profit (loss) from the change
Thousands USD
Increase at a rate of 5%	7,355
Increase at a rate of 10%	14,710
Decrease at a rate of 5%	(7,355)
Decrease at a rate of 10%	(14,710)

D.	Fair value of financial instruments

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, trade payables and other payables are the same or proximate to their fair value.

The table below presents an analysis of financial instruments measured at fair value through profit or loss using a valuation methodology in accordance with the fair value hierarchy levels (for a definition of the various hierarchy levels, see Note 2.E regarding the basis of preparation of the financial statements).

	2020	2021
	Thousands USD	Thousands USD
Financial liabilities:
Liability in respect of warrants	11,986	3,697
Share price protection for previews shareholders of subsidiary acquired	-	5,768
Contingent consideration in business combination	-	8,792
Total	11,986	18,257
Presented under current liabilities	-	14,910
Presented under non-current liabilities	11,986	3,347

(1)	Details regarding fair value measurement at Level 2

Warrants

The fair value of the warrants was measured using the Black-Scholes model. The following inputs were used to determine the fair value:

Expected term of warrant (a) – 2.1-2.68 years (2020: 3.1-3.68 years).

Expected volatility (b) –138.5%-152.4% (2020: 118.77%-128.1%).

Risk-free rate (c) – 0.69%-0.83% (2020: 0.17%-0.24%). Expected dividend yield – 0%.

(a)	Based on contractual terms.
(b)	Based on the historical volatility of the Company’s Ordinary Shares and ADSs.
(c)	Based on traded zero-coupon U.S. treasury bonds with maturity equal to expected terms.

Share price protection for previews shareholders of subsidiary acquired

During 2021, the Group acquired 100% of the shares and voting interests in DeepCube. The consideration transferred includes a share price protection. For further details on the share price protection, see Note 9.

The fair value of the share price protection is determined by external valuers on a regular basis. The valuations are presented to the Company’s management. The fair value of the share price protection was measured using a Monte Carlo simulation analysis. The following inputs were used to determine the fair value at December 31, 2021 and at April 22, 2021 (the business combination’s date):

Share price protection period (a) – 0.31 years (April 22nd: 1 year).

Expected volatility (b) – 56.89% (April 22nd: 196.01%).

Risk-free rate (c) – 0.09% (April 22nd: 0.02%).

Share price – 3.8 USD (April 22nd: 7.25 USD).

Expected dividend yield – 0%.

(a)	Based on contractual terms.
(b)	Based on the historical volatility of the Company’s Ordinary Shares and ADSs.
(c)	Based on traded zero-coupon U.S. treasury bonds with maturity equal to expected terms.

(2)	Details regarding fair value measurement at Levels 3

Contingent consideration in business combination

During 2021, the Group acquired 100% of the shares and voting interests in Essemtec. The consideration transferred includes earn-out cash considerations. For further details on the earn-out payments, see Note 9.

The fair value of the contingent consideration is determined by external valuers/internal valuations on a regular basis. The valuations are presented to the Company’s management. The fair value of the earn-out cash payments was measured using a Monte Carlo simulation analysis. The following inputs were used to determine the fair value:

Essemtec’s underlying EBITDA– CHF 2,100-2,500. Risk Neutral probability of EBITDA – 21% (positive), 31% (neutral), 47% (negative)
Essemtec’s underlying gross profit – CHF 13,502-17,360.
Risk neutral probability of gross profit – 1% (positive), 11% (neutral), 89% (negative).
Risk free rate – (0.73%).

(3)	Level 3 financial instruments carried at fair value

The table hereunder presents a reconciliation from the opening balance to the closing balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

2021
Contingent consideration in business combinations
Balance as of January 1, 2021	-
Arising from business combinations (*)	(10,159)
Changes in fair value (unrealized)	1,367
Balance as of December 31, 2021	(8,792)

(*)

See Note 9.B regarding acquisition of NanoFabrica for information in relation to the contingent consideration liability at the amount of $1,367 thousand arising from business combination and Note 20.F regarding offsetting the liability against deposit. See Note 9 (3) B  regarding acquisition of Essemtec for information in relation to the contingent consideration liability at the amount of $8,792 thousand arising from business combination.

(4)	Sensitivity analysis for share price

If the share price had increased in 10%, the fair value of the warrants would have increased in approximately $399 thousand. If the share price had decreased in 10%, the fair value of the warrants would have decreased by approximately $393 thousand.

E.	Liquidity risk

The table below presents the repayment dates of the Group’s financial liabilities based on the contractual terms in undiscounted amounts:

	First year	More than a year	Total
	Thousands USD	Thousands USD	Thousands USD
December 31, 2021
Trade payables	2,833	-	2,833
Other payables	11,322	-	11,322
Financial derivatives	14,910	3,347	18,257
Lease liabilities	2,086	3,336	5,422
Other long-term liability	417	1,104	1,521
Liability in respect of government grants	428	1,560	1,988
	31,996	9,347	41,343
December 31, 2020
Trade payables	776	-	776
Other payables	5,910	-	5,910
Lease liabilities	-	2,618	2,618
Liability in respect of government grants	-	850	850
	6,686	3,468	10,154

F.	Offset of financial assets and financial liabilities

As part of the acquisition of NanoFabrica, the Company has recognized a contingent liability to pay NanoFabrica’s founders earn-out payments, depending on certain targets, as described in Note 9.B.(2). As of December 31, 2021, the contingent consideration is reduced to zero, due to lack of expectation in reaching the target of paying the liability.

Against this liability, the Company has deposited in escrow an amount of approximately $3,362   thousand, designated for the repayment of this contingent liability. This arrangement meets the criteria for offsetting in the statement of financial position, because the Group has a legally enforceable right to offset recognized amounts, and the intention to settle the asset and the liability on a net basis.

As of December 31, 2021, the net asset is measured to be $3,362 thousand, and is included in other receivables in the statement of financial position.

Note 21 – Leases

A. Information regarding material lease agreements

a.	The Group leases vehicles for three-year periods from several different leasing companies and from time to time changes the number of leased vehicles according to its current needs. The leased vehicles are identified by means of license numbers and the vehicle’s registration, with the leasing companies not being able to switch vehicles, other than in cases of deficiencies. The leased vehicles are used by the Group’s headquarter staff, marketing and sales persons and other employees whose employment agreements include an obligation of the Group to put a vehicle at their disposal. The Group accounted for the arrangement between it and the leasing companies as a lease arrangement in the scope of IFRS 16 “Leases” and for the arrangement between it and its employees as an arrangement in the scope of IAS 19, “Employee Benefits”. The agreements with the leasing companies do not contain extension and/or termination options that the Group is reasonably certain to exercise.

A lease liability and right-of-use asset in the amount of $324 thousand have been recognized in the statement of financial position as at December 31, 2021 in respect of new leases of vehicles.

b.	The Group leases offices in Ness- Ziona from Africa-Israel for a period of five years under a few different contracts for four different floors used for offices, labs and manufacturing facilities, at the same building. The contractual periods of the aforesaid lease agreements end in August 2021, December 2023 and August 2024. The Group has an option to extend two of the lease agreements for an additional five years for an additional monthly fee (10% increase). The Company extended the lease agreement ended in August 2021 for an additional five years. The Group also leases offices in Hong-Kong. The contractual period of the aforesaid lease agreement ended in March 2024. The Group also leases offices in the U.S. for a contractual period of three years, which ends in August 2023. A lease liability and right-of-use asset of $1,595 thousand have been recognized in the statement of financial position as at December 31, 2021 in respect of new leases of offices, in order to expand the current headquarters of the Group.

c.	A lease liability and right-of-use asset of $995 thousand have been recognized as part of the consolidation of Essemtec and DeepCube, which is mostly allocated to DeepCube offices in Tel-Aviv. For more information, see Note 9.B.

B. Right-of-use assets:

	Buildings	Vehicles	Total
	Thousands USD	Thousands USD	Thousands USD
Balance as at January 1, 2020	2,506	167	2,673

Depreciation	740	116	856
Disposals	-	69	69
Additions	1,312	109	1,421
Balance as at December 31, 2020	3,078	91	3,169
Acquisition through business combinations	948	47	995
Depreciation	1,359	(15)	1,344
Disposals	70	178	248
Additions	1,595	324	1,919
Balance as at December 31, 2021	4,192	299	4,491

C. Lease liabilities

Maturity analysis of the Group’s lease liabilities:

	December 31, 2020	December 31, 2021
	Thousands USD	Thousands USD
Less than one year	1,148	2,086
One to five years	2,618	3,336
Total	3,766	5,422

During the years ended December 31, 2021 and 2020, the Company paid a total of $1,494 thousand and $1,118 thousand, respectively, for lease payments.

Note 22 – Other long-term liabilities

Bank loans received by Essemtec.

Note 23 – Transactions and balances with related parties

A.	Balances with related parties

	December 31,
	2020	2021
	Thousands USD	Thousands USD
Other payables	207	330

B.	Shareholders and other related parties benefits

	Year ended on December 31,
	2019	2020	2021
	Thousands USD	Thousands USD	Thousands USD
Salaries and related expenses- related parties employed by the Group	1,047	18,252	13,629	(*)
Number of related parties	4	5	7
Compensation for directors not employed by the Group	218	2,204	3,951
Number of directors	6	6	8

(*)	Includes share-based payment expenses of $10,925,000.

C.	On November 12, 2019, the board of directors of the Company approved an arms-length transaction in which Mr. Ofir Baharav, the former chairman of the board of directors of the Company, has a personal interest, for an administrative services agreement between Nano Dimension USA Inc. and Breezer Holdings LLC, whereby the Company will lease space and will use logistics services for the Company’s office in Boca Raton, Florida, starting on February 1, 2020. In September 2020, the Company ceased this transaction.

D.	On December 5, 2019, the Company announced the appointment of Yoav Stern as CEO, effective January 2, 2020. See note 19 regarding options granted to the CEO.

E.	On July 7, 2020, following approval of the general meeting of the Company’s shareholders, the Company granted options to purchase 1,000,000 ADSs to officer and additional 440,000 ADSs and directors of the Company at an exercise price of $0.70 per ADS.

F.	On July 7, 2020, the Company issued warrants to the Company’s CEO, Mr. Yoav Stern. See note 19.B. In February 2021, Mr. Stern exercised 30% of the series A warrants. In May 2021, Mr. Stern invested $50,000 and received 27,742,103 Series B Warrants. The exercise price of the Series B Warrants is $6.16 per ADS.

G.	In August 2020, the Company issued warrants to the Company’s director, Mr. Yaron Eitan, see Note 19.B.

H.

On April 22, 2021, the Company acquired 100% of the shares and voting interests in DeepCube. The founders of DeepCube are Mr. Eli David and Mr. Yaron Eitan (through his holding in Anaknu LLC (“Anaknu”), of which he is one of the shareholders). Mr. Eli David and Mr. Yaron Eitan are directors of the Company. Mr. Eli David also continued to work at DeepCube after the acquisition, in the role of Chief Technology Officer.

For further details on the transaction, see Note 9.B.

For the sale of their holdings in the company, the founders received the following consideration (Mr. Eli David and Anaknu in aggregate):

1)	Cash payments - $19.42 million.

2)

Payment in equity instruments to Anaknu 1,339 thousand Ordinary Shares in the fair value of $11,682 thousand. Those shares are entitled to a share price protection mechanism for a period of 12 months, whose fair value at the transaction date was $9,551 thousand, and as of December 31, 2021, was $5,768 thousand.

3)

Post-acquisition compensation cost 892 thousand Ordinary Shares, with a share price protection mechanism for a period of 12 to 36 months, subject to conditions related to the continued employment of Mr. Eli David. These shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at the transaction date at $7,756 thousand.

For the year ended December 31, 2021, $3,286 thousand of the share-based compensation was recognized as share based payment expenses.

I.	In November 2021, the Company acquired 100% of the shares and voting interests of Essemtec. In addition, the Group acquired, through Nano Dimension Swiss, from a third party, the property from which Essemtec facilities are operated. Hence, as of the end of November 2021, Essemtec rents its offices from Nano Dimension Swiss under terms similar to those that Essemtec rented the facilities from the third party that owned the facilities before this acquisition.

J.	On May 25, 2021, following approval of the general meeting of the Company’s shareholders, the Company granted options to purchase 131,000 ADSs to directors of the Company at an exercise price ranging from $7.69 to $9.33 per ADS.

K.	In May 2021, the Company granted options to purchase 3,000,000 ADSs to officers of the Company at an exercise price of $6 per ADS. In addition, the Company granted options to purchase 1,000,000 ADSs to an officer of the Company, subject to certain change-of-control events, which have not occurred during the reporting period.

Note 24 – Events after the reporting date

A.	After the reporting date, in January 2022, the Company acquired 100% of the shares and voting interests in Global Inkjet Systems Ltd. (“GIS”), a company incorporated under the laws of England & Wales. GIS is a leading developer and supplier of high-performance control electronics, software, and ink delivery systems. Taking control of GIS will enable technology synergies with the Group’s existing technology, and a financial value through a business growth using the Group’s existing resources.

The consideration for GIS will be paid fully in cash, according to the following structure:

(1)	Closing consideration – Around £13,500 thousand (as for the closing date, approximately $18,225 thousand), adjusted post-closing upwards or downwards to reflect a cash-free debt free basis on the closing date, with respect to an agreed working capital level. The total closing consideration was estimated at around £17,000 thousand (as for the closing date, approximately $22,950 thousand).

(2)	Deferred consideration – £1,000 thousand (as for the closing date, approximately $1,350 thousand), due on April 1st, 2024, to all sellers in an unconditional manner, except to key management team, for whom payment is due only if they stay with the company until such date.

(3)

Earn-out cash consideration – Contingent Consideration – Up to £7,000 thousand (as for the closing date, approximately $9,450 thousand), depending on certain targets (“Earn-Out Consideration”) as follows:

(i)	EBITDA based earn-out – £1,000 thousand (as for the closing date, approximately $1,350 thousand), in the event that GIS generates, during the fiscal year ending on March 31, 2022, EBITDA of at least £396 thousand (as for the closing date, approximately $535 thousand).

For every 1% below EBITDA of £396 thousand, EBITDA based earn-out will be reduced by 2%, going down to 0 if EBITDA will be £198.

(ii)	Gross profit based earn-out – £3,000 thousand (as for the closing date, approximately $4,050 thousand), in the event that GIS generates, during the fiscal year ending on March 31, 2023, gross profit of at least £6,962 thousand (as for the closing date, approximately $9,400 thousand).

For every 1% below gross profit of £6,962 thousand, gross profit based earn-out will be reduced by 5%, going down to 0 if gross profit will be £5,570.

(iii)	Revenues based earn-out – £3,000 thousand (as for the closing date, approximately $4,050 thousand), in the event that GIS generates, during the fiscal year ending on March 31, 2023, revenues of at least £9,537 thousand (as for the closing date, approximately $12,875 thousand).

For every 1% below gross profit of £9,537 thousand, revenues based earn-out will be reduced by 10%, going down to 0 if revenues will be £8,584.

The Group has not yet completed the measurement of the fair value of the consideration transferred in the business combination, the fair value of the identifiable assets acquired and the measurement of the goodwill that may be recognized as a result of the business combination.

B.	After the reporting date, in January 2022, the Group granted to employees 5,507,000 options and RSUs. The options and RSUs represent the right to receive Ordinary Shares at a future time and vest over a period of three to four years.

C.	After the reporting date, in March 2022, the Group granted to employees 1,207,000 options and RSUs. The options and RSUs represent the right to receive Ordinary Shares at a future time and vest over a period of three to four years.