Form 20-F
period 2022-12-31
Nano Dimension Ltd.
filed 2023-03-30
CIK 1643303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

258,574,147 Ordinary Shares, par value NIS 5.00 per share, as of December 31, 2022.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐ No ☒

i

INTRODUCTION

Our vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly and economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere. Our technology strategy is rooted in the application of deep learning based artificial intelligence (AI) to drive improvements in manufacturing capabilities by using self-learning and self-improving systems, along with the management of a distributed manufacturing network via the cloud.

We were incorporated under the laws of the State of Israel in December 1960. On March 7, 2016, American Depositary Shares, or ADSs, representing our Ordinary Shares, commenced trading on the Nasdaq under the symbol “NNDM.” Each (1) ADS currently represents one (1) Ordinary Share. All descriptions of our ADS herein, including ADS amounts and per ADS amounts, are presented after giving effect to the ratio change.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Nano Dimension” refer to Nano Dimension Ltd. and its subsidiaries, Global Inkjet Systems Ltd., a United Kingdom corporation, Nano Dimension Technologies Ltd., Nano Dimension IP Ltd., DeepCube Ltd. and NanoFabrica Ltd., Israeli corporations, Essemtec AG, a Swiss corporation, Formatec Holding B.V., a Dutch corporation, Nano Dimension USA Inc., or Nano USA, a Delaware corporation, Nano Dimension GmbH, a German corporation, Nano Dimension Australia Pty Ltd, an Australian corporation, and Nano Dimension (HK) Limited, a Hong Kong corporation.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation;

●	shareholder activism; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Not applicable

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

Summary of Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

●	We are investing significant resources in research and development of our products and have a limited operating history on which to assess the prospects for our business, have incurred losses since the date of inception of Nano Dimension Technologies Ltd., and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products;

●	We have generated limited revenues from the sale of our current products and may never be profitable;

●	Our non-financial assets may continue to lead to significant impairments in the future.

Risks Related to Our Business and Industry

●	We depend on the commercial success of all of our products, and we may not be able to successfully scale up their commercialization;

●	We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs;

●	We may not be able to successfully manage our planned growth and expansion;

●	We have been engaged, and continue to engage, in mergers and acquisitions to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers or acquisitions.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used to compete against us;

●	If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets;

●	We gave been subject, and may in the future be subject to further claims that our employees, consultants, or independent contractors have wrongfully or unavoidably used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Risks Related to the Ownership of the ADSs or our Ordinary Shares

●	As a “foreign private issuer” we follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Risks Related Israeli Law and Our Operations in Israel

●	Our operations are subject to currency and interest rate fluctuations;

●	Provisions of Israeli law, our amended and restated articles of association and our rights agreement may delay, prevent or otherwise impede a merger with, or acquisition of, our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders;

●	Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel;

●	We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

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

Since the date of inception of Nano Dimension Technologies Ltd., or the Subsidiary, and as of December 31, 2022, we have incurred net losses of approximately $537 million.

Since 2014, we have devoted substantially all of our financial resources to develop our products and in our acquisitions. To date, we have generated limited revenues from the sale and lease of our products. We have financed our current operations primarily through the issuance of equity securities. The amount of our future net losses and our ability to finance our operations will depend, in part, on completing the development of our products, the rate of our future expenditures, our ability to generate significant revenues from the sales of our products and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to generate significant revenues from the sales of our products. We anticipate that our expenses will increase substantially if and as we:

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

We began commercializing our products in the fourth quarter of 2017 and have generated limited revenues. Our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

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

During 2022, the market price of our common stock fluctuated from a high of $4.06 per share to a low of $2.07 per ADS, and our share price continues to fluctuate. The market price of our ADSs may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

●	our ability to grow our revenue and customer base;

●	the announcement of new products or product enhancements by us or our competitors;

●	variations in our and our competitors’ results of operations;

●	successes or challenges in any future collaborative, licensing, or other arrangements or alternative funding sources;

●	developments in the additively manufactured electronics (AME) / printed electronics (PE) industries;

●	future issuances of ADSs or other securities;

●	the addition or departure of key personnel;

●	announcements by us or our competitors of acquisitions, investments or strategic alliances; and

●	general market conditions and other factors, including factors unrelated to our operating performance and the effects of the COVID-19 pandemic

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

We maintain our cash at financial institutions, some in balances that exceed federally insured limits.

A portion of our cash is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held in non-interest-bearing and interest-bearing operating accounts may exceed the Federal Deposit Insurance Corporation, or FDIC, insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. The FDIC took control of one such banking institution, Silicon Valley Bank, or SVB, on March 10, 2023, in which we held funds in certain accounts and as a result, we stood to lose approximately $1.5 million. The FDIC also took control of Signature Bank on March 12, 2023, though we do not hold any accounts at this bank.

On March 13, 2023, the U.S. Federal Reserve announced that account holders would not bear the loss of SVB’s collapse and since that time, we have been able to make payments and move all of the funds held in SVB to other banks in the United States Thus, we do not view the risk as material to our financial condition. However, as the FDIC continues to address the situation with SVB, Signature Bank and other similarly situated banking institutions, the risk of loss in excess of insurance limitations has generally increased. Any material loss that we may experience in the future could have an adverse effect on our ability to pay our operational expenses or make other payments and may require us to move our accounts to other banks, which could cause a temporary delay in making payments to our vendors and employees and cause other operational inconveniences.

Risks Related to Our Business and Industry

We depend on the commercial success of our DragonFly IV system and ink products, as well as the commercial success of other products sold by our subsidiaries, and we may not be able to successfully scale up their commercialization.

We have invested significant efforts and financial resources in the research and development of our products. Our performance will depend highly on our ability to commercialize our products successfully and the degree of market acceptance of our products and solutions. We cannot assure you that our commercialization efforts will lead to meaningful sales of our products.

We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs.

The markets in which we operate are subject to rapid and substantial innovation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Our ability to compete in the additive manufacturing precision and electronics manufacturing markets will depend, in large part, on our future success in enhancing our existing products and developing new additive manufacturing solutions that will address the increasingly sophisticated and varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis or otherwise gain market acceptance.

It is possible that new systems and technologies that we develop may supplant our existing systems or that our competitors may create systems highly competitive systems to ours. As a result, our existing products may be less economically beneficial.

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

Even if we are successful in introducing our products to the market, the operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market place or the expectations of securities analysts or investors, the market price of our Ordinary Shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including those listed below and those identified throughout this “Risk Factors” section:

●	the degree of market acceptance of our products and services;

●	the mix of products and services that we sell during any period;

●	long sales cycles;

●	changes in the amount that that we spend to develop, acquire or license new products, consumables, technologies or businesses;

●	changes in the amounts that we spend to promote our products and services;

●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

●	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;

●	development of new competitive products and services by others;

●	difficulty in predicting sales patterns and reorder rates that may result from a multi-tier distribution strategy associated with new product categories;

●	litigation or threats of litigation, including intellectual property claims by third parties;

●	changes in accounting rules and tax laws;

●	the geographic distribution of our sales;

●	our responses to price competition;

●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

●	changes in interest rates that affect returns on our cash balances and short-term investments;

●	changes in dollar-shekel exchange rates that affect the value of our net assets, future revenues and expenditures from and/or relating to our activities carried out in those currencies; and

●	the level of research and development activities by our company

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

We derive a substantial percentage of our sales from international markets. Accordingly, we face significant operational risks from doing business internationally, including:

●	fluctuations in foreign currency exchange rates;

●	potentially longer sales and payment cycles;

●	potentially greater difficulties in collecting accounts receivable;

●	potentially adverse tax consequences;

●	reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

●	difficulties in staffing and managing foreign operations;

●	laws and business practices favoring local competition;

●	costs and difficulties of customizing products for foreign countries;

●	compliance with a wide variety of complex foreign laws, treaties and regulations;

●	an outbreak of a contagious disease, such as COVID-19, which may cause us, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

●	being subject to the laws, regulations and the court systems of many jurisdictions

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

We are highly dependent on Yoav Stern, our Chairman and Chief Executive Officer, Zivi Nedivi, our President, Hanan Gino, our Chief Product Officer and Nick Geddes, our Chief Technology Officer. The loss of their services without a proper replacement may adversely impact the achievement of our objectives. Messrs. Stern, Nedivi, Gino, and Geddes may leave our employment at any time subject to contractual notice periods, as applicable. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives. There is no assurance that any equity or other incentives that we grant to our employees will be adequate to attract, retain and motivate employees in the future. Moreover, certain of our competitors or other technology businesses may seek to hire our employees.

We have been engaged, and will continue to engage, in mergers and acquisitions to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers or acquisition.

As part of our growth and product diversification strategy, we have engaged in mergers and acquisitions and will continue to evaluate opportunities to acquire or invest in other businesses or existing businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. For example, we acquired all of the issued and outstanding share capital of DeepCube Ltd., or DeepCube, and NanoFabrica Ltd., or NanoFabrica, in April 2021, all of the issued and outstanding share capital of Essemtec AG, or Essemtec, in November 2021, all of the issued and outstanding share capital of Global Inkjet Systems Ltd., or GIS, in January 2022, and all of the issued and outstanding share capital of Formatec Holding B.V., or Formatec Holding, in July 2022. Mergers or acquisitions, such as the DeepCube, NanoFabrica, Essemtec, GIS and Formatec Holding share acquisitions, that we have entered into and may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

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

Additionally, in March 2023, we made a non-binding offer to acquire Stratasys Ltd., or Stratasys, for $18.00 per ordinary share in cash. We currently own approximately 14.5% of Stratasys’ outstanding shares and have been its largest shareholder since July 2022. Pursuant to the offer, we would acquire the remaining Stratasys shares for a total consideration of approximately $1.1 billion in cash. In March 2023, Stratasys rejected our offer. After Stratasys’ rejection, we submitted a revised offer and increased our offer to $19.55 per ordinary share in cash. Therefore, we cannot guarantee that the acquisition will happen. Even if it does, the acquisition may deplete our cash and our resources. Additionally, a potential acquisition would require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

As a part of our strategy, acquisitions are a key pillar. Our failure to invest/acquire on favorable terms and failure to realize expected results from investments and acquisitions may adversely affect our revenue forecasts and profitability.

As a part of our strategy focusing on synergetic mergers and acquisitions of systems, materials, software, AI, and solutions that build up to deliver comprehensive solutions to mutual verticals market segments, we may fail to analyze the acquired business and its potential long-term effect on the business. Our success depends on our ability to analyze, integrate, and acquire at favorable terms.

We may not be able to integrate our acquisitions efficiently.

We have acquired six businesses in the past two years. Further, we may engage in additional acquisitions such as of Stratasys. The management team and employees of Nano Dimension have dedicated and will continue to dedicate effort and resources to our successful commercial and technological integration of the acquired companies. An ineffective integration may affect our revenue forecasts and profitability.

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

We have an ever growing portfolio of over 190 provisional and non-provisional pending patent applications, with a robust pipeline. These are filed with the U.S. Patent and Trademark Office, or USPTO, the World Intellectual Property Organization, or WIPO, and various patent offices around the world, such as China, Japan, Taiwan, Europe, and South Korea. The patent applications, where available, were filed through the Paris Convention Treaty, or PCT, and nine for which we have issued U.S., Chinese, and South Korean patents, with three more applications that were indicated as allowed but have not issued yet. We cannot offer any assurances about which, if any of the pending patent applications will issue, the scope of protection of any such patent, or whether any issued patents will be found invalid and/or unenforceable, or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

We have two patents and their continuations and their foreign counterparts licensed exclusively from the Hebrew University covering some of our underlying core technology. To the extent the licensed patents are found to be invalid or unenforceable, we may be limited in our ability to compete and market our products. The terms of our license with Hebrew University leave full control of any and all enforcement of the licensed patents with Hebrew University. If Hebrew University elects not to enforce any or all of the licensed patents it could significantly undercut the value of any of our products, which would materially adversely affect our future revenue, financial condition and results of operations. Moreover, fluctuating currency rates may create inconsistencies in the royalty payments we have under the license.

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

We have identified a material weakness in our internal control over financial reporting and may be unable to establish and maintain effective internal control over financial reporting of our new subsidiaries.

We have concluded that as of December 31, 2022, our internal control over financial reporting was not effective (for more information, see “Item 15(b) – Management’s Annual Report on Internal Control Over Financing Report”). As we are focused on conducting mergers and acquisitions to deliver comprehensive solutions to mutual vertical market segments, and as we integrate new subsidiaries in our organization, we may be unable to establish and maintain effective internal control over financial reporting of the new subsidiaries. This may result in a material weakness in our internal control over financial reporting due to difficulties in timely implementation of internal controls especially around information technology general controls in the acquired subsidiaries.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2022 and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares in the event that we are a PFIC. See “Item 10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

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

Provisions of Israeli law, our amended and restated articles of association and our rights agreement may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Provisions of Israeli law, our amended and restated articles of association and our rights agreement could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

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

In January 2023, we adopted a rights plan, or the Rights Plan. The Rights Plan encourages anyone seeking to gain a significant interest in us to negotiate directly with our board of directors prior to attempting to control or significantly influence us. Further to those goals, the rights under the Rights Plan may cause substantial dilution to a person or group that acquires beneficial ownership of 10% or more of Our Ordinary Shares then outstanding or any existing holder of 10% or more of the beneficial ownership of the Ordinary Shares who shall acquire any additional Ordinary Shares. For more information about the Rights Plan, see exhibit 2.2 filed with this annual report on Form 20-F.

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

Furthermore, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

Finally, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately $3,843,000 that we received from Israel’s Innovation Authority, or the IIA, as of March 30, 2023. As of December 31, 2022 our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $1,986,000. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of London Interbank Offered Rate, or LIBOR, applicable to U.S. dollar deposits. The United Kingdom’s Financial Conduct Authority, or the FCA, which regulates the LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. In March 2021, the FCA confirmed that all of the LIBOR settings for Euro and Swiss Francs and some of the LIBOR settings for Japanese Yen, Sterling and U.S. dollars will cease in December 2021 and the remainder of the LIBOR settings for U.S. dollars will cease in June 2023. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the Secured Overnight Financing Rate, or the SOFR, in June 2023. While it is not currently possible to determine precisely whether, or to what extent, the replacement of LIBOR with SOFR would affect us, the implementation of SOFR may increase our financial liabilities to the IIA. This reform may cause such liabilities to perform differently than in the past, or to have consequences which cannot be predicted. Any such consequence could have a material adverse effect on us. Management continues to monitor the status and discussions regarding SOFR. We are not yet able to reasonably estimate the expected impact.

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

Additionally, we have recently become a party to lawsuits filed by our activist shareholder, Murchinson Ltd. and its affiliates, or Murchinson. For more information on the lawsuits, please see “Item 8.A – Litigation.” Our management devotes attention and resources to these claims, and any adverse determination in litigation could also subject us to significant liabilities.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Nano Dimension Ltd. We were incorporated in the State of Israel in December 1960, and are subject to the Companies Law. In August 2014, we acquired 100% of the share capital of the Subsidiary. The Subsidiary was incorporated in the State of Israel in July 2012.

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

On July 7, 2022, we entered into, and simultaneously closed, an equity purchase agreement with the Lapmaster Wolters Limited, or Lapmaster Wolters, the sole shareholder of Formatec Holding, to purchase Formatec Holding, by way of a share purchase of all of the issued and outstanding share capital of Formatec Holding.

Formatec Holding has two subsidiaries - Admatec Europe B.V., or Admatec, and Formatec Technical Ceramics B.V., or Formatec. Admatec and Formatec, based in the Netherlands, are comprised of two complementary businesses operating together, which were part of the U.S.-based Precision Surfacing Solutions. They are a leading developer and manufacturer of additive manufacturing and 3D printing systems for ceramic and metal end-user parts. Their industry-grade systems - powered by digital light processing technology - use materials with superior mechanical, electrical, thermal, biological, and chemical properties to produce an array of parts for medical, jewelry, industrial, and investment casting uses. Admatec and Formatec’s industrial production service division is a design-to-production partner for industrial-scale customers via its service bureau platform that combines the advantages of injection molding and additive manufacturing. Both means of production have served as a strategic advantage in working with customers, from early-stage ideas into serial production of end-use parts.

ADSs representing our Ordinary Shares currently trade in the United States on the Nasdaq Capital Market under the symbol “NNDM.”

Our registered office and principal place of business is located at 2 Ilan Ramon St., Ness Ziona 7403635, Israel. Our telephone number in Israel is +972 -73-7509142.

Our website address is www.nano-di.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov. Nano USA is our agent in the United States, and its address is 300 5th Ave., Suite 1010, Waltham, MA 02451.

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

Our cash used in investing activities for 2020, 2021 and 2022 amounted to $86,763,000, $496,680,000 and $67,673,000, respectively. The cash was used primarily for investment in bank deposits and purchases of fixed assets. Our purchases of fixed assets primarily include buildings, leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B. Business Overview

Our vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly and economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

At Nano Dimension, we believe that additive manufacturing (AM), which is known to some as 3D printing, of electronics and precision applications are key to future growth in the manufacturing industry. According to an Emergen Research report titled “3D Printing Market”, published in March 2022, a 3D HUBS trend report titled “3D Printing Trend Report 2022”, published in May 2022, and an IDTechEx report titled “3D Electronics/Additive Electronics 2022-2032” from April 2022, the additive manufacturing and additively manufactured electronics market, which consists of the sales of parts and the systems that make them, is expected to grow from $16 billion to more than $100 billion by 2030 at a compound annual growth rate, or CAGR, of above 20%.

Our technology strategy is rooted in the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning and self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Our deep learning based AI led manufacturing systems are used to 3D print and assemble high-performance electrical and mechanical applications. Our series of 3D printing, robotics, and control systems enable key enhancements such as weight reduction, miniaturization, agile innovation, and rapid fabrication of critical components that have met the needs of thousands of customers in the most technologically advanced, competitive, and innovative industries such as aerospace/defense, automotive, electronics and PCB, industrial, medical, and research and development/academia.

Our deep learning based AI platform “Deepcube” is novel compared to other AI solutions based on its ability to improve hardware performance; thus, enabling its application on a distributed network of manufacturing solutions. This is based on DeepCube’s pioneering software inference accelerator, which drastically improves yield, quality, and throughput on additive manufacturing hardware. DeepCube’s propriety algorithms increase the speeds of data analysis tenfold, making it the only hardware performance accelerator of its kind.

Our portfolio of 3D printers include: (i) AME inkjet printers known as DragonFly IV that produce PCBs and electronic devices by simultaneously depositing proprietary conductive and dielectric substances while integrating in situ capacitors, antennas, coils, transformers, and electromechanical components, (ii) Micro Additive Manufacturing (Micro-AM) Digital Light Processing (“DLP”) printers known as Fabrica 2.0 that achieve production-grade micron-level resolution polymer and composite parts, and (iii) Industrial AM DLP printers known as Admaflex utilizing a patented DLP foil system that fabricates strong and complex ceramic and metal parts. Our 3D printing portfolio is complemented by a range of consumables, also known as materials, including: inks, resins, and slurries. We also offer software to provide engineers with the tools to bring precision and electrical parts from design-to-manufacturing.

Our suite of Additive Electronics robotics includes: (i) Surface Mount Technology (SMT) suite of production equipment for Hi-PEDs® and PCB assembly known as Essemtec with a number of products, and (ii) Ink Delivery Systems (IDS) controls for digital printing solutions known as Global Inkjet Systems for software, drive electronics, and ink delivery systems.

In 2020, 2021 and 2022, we increased our sales and commercialization efforts. As a part of scaling our operations, we have offices spanning across the United States, Australia, Germany, UK, Switzerland, Netherlands and Israel. The regional offices are designed to accelerate the adoption of additive manufacturing for electronics development and serve as customer and training facilities and sales support centers.

Industry Overview

Limitation of traditional manufacturing and the potential of additive manufacturing.

The global manufacturing industry for electronics (PCB and high-performance electronics) and mechanical manufacturing (injection molding, CNC (Computer Numerical Control) machining, sheet metal, and casting) is comprised primarily of subtractive technologies with numerous difficulties and limitations. Designers and engineers have been limited to the constraints of existing processes that have impacted their end products, thus affecting the firm’s bottom line and the value provided to their customers. Existing means of manufacturing also place a high reliance on leveraging suppliers and partners in the Far East, which adds time and risk of IP theft.

Additive manufacturing is the process of making a three-dimensional solid object from a digital model. Using an additive process, where successive layers of material are laid down in different shapes. Additive manufacturing is considered distinct from traditional machining techniques, which mostly rely on the removal of material by methods such as cutting or drilling (subtractive processes).

Additive manufacturing provides numerous advantages compared to traditional electronics and mechanical manufacturing. Additive manufacturing provides:

●	Design flexibility: Traditional manufacturing methods, such as electronics and mechanical manufacturing, have limited design flexibility. This is because they rely on subtractive manufacturing techniques, where material is removed from a solid block or sheet of material to create the desired shape. On the other hand, additive manufacturing allows for the creation of complex geometries and shapes that would be difficult or impossible to produce using traditional methods.

●	Low setup costs: Traditional manufacturing methods often require expensive tooling and setup costs. This makes them less suitable for small production runs or custom projects. On the other hand, additive manufacturing does not require tooling and setup costs and is, therefore more cost-effective for quick turnaround prototyping and small production runs.

●	Accelerated time-to-market: Traditional manufacturing methods can have long lead times due to the time required for tooling and setup. On the other hand, additive manufacturing eliminates the need for extensive tooling and setup, thus enabling shorter lead times.

●	Assembly consolidation: Traditional manufacturing methods often require multiple components to be manufactured separately and then assembled together, which can add additional costs and time to the manufacturing process. On the other hand, additive manufacturing can consolidate multiple components into a single, complex part, reducing the need for assembly and further streamlining the manufacturing process.

●	Material savings: Traditional manufacturing methods often produce significant material wastage, especially in subtractive manufacturing techniques where excess material is removed. On the other hand, additive manufacturing can produce parts with little to no wastage, which is more environmentally friendly and cost-effective.

Additive manufacturing as a pillar of Industry 4.0

Industry 4.0, also known as the Fourth Industrial Revolution, refers to the current trend of integrating advanced technologies such as AI, the Internet of Things, or IoT, robotics, and automation into manufacturing and other industries. The goal of Industry 4.0 is to create more intelligent, efficient, flexible, and productive manufacturing solutions.

We perceive that additive manufacturing is at a defining inflection point, given an ever-growing commitment to industry 4.0 transformation by large and small companies. To underscore the potential of additive manufacturing, several Fortune 500 and other tier-one companies operating across a number of distinct industries have made substantial investments to decisively enter the additive manufacturing market. Examples include leading companies in aerospace and defense, dental/cosmetics, and apparel and footwear. With the production world increasingly depending on additive manufacturing, we see exciting advancements internally and externally focused on new technologies, materials, and the integration of additional industry 4.0 solutions such as robotics and AI.

The industry 4.0 manufacturing revolution includes the electrical and mechanical precision manufacturing of mission-critical products across multiple industries, from satellites to medical devices and IoT devices that require precision and electronic components. We believe that fully additively manufactured smart connected products are the next phase of industry 4.0.

Additive manufacturing has the potential to be key in the re-shoring trend.

Recent geopolitical, economic, and supply chain events have caused many advanced Western firms to consider re-shoring manufacturing and/or their manufacturing suppliers. According to a survey conducted by Thomas, titled “83% of North American Manufacturers Are Likely to Reshore Their Supply Chains in 2021” published in July 2021, a leading online sourcing platform, 83% of North American manufacturers are considering re-shoring production. Re-shoring provides supply chain resilience, cost savings, customization, in-house/local IP, and industry 4.0 solutions offer tools with the potential capabilities to leverage this opportunity.

Additive manufacturing has historically been used for prototyping and proof of concept manufacturing.

Additive manufacturing has mainly been used for prototyping and proof of concept because it offers a high degree of design freedom and flexibility in creating complex geometries that may be difficult or impossible to produce using traditional manufacturing methods. Additionally, additive manufacturing allows for rapid iteration and testing of multiple design concepts, reducing the time and cost associated with product development. However, advancements in additive manufacturing technology have made it possible to produce high-quality parts at larger scales, enabling its use in production applications, thus playing an increasingly important role in future manufacturing processes.

Market Opportunity

We are positioned to take advantage of manufacturing industry trends. The future of manufacturing looks promising; businesses across industries such as aerospace/defense, automotive, electronics and PCB, industrial, medical, and research and development/academia have started researching and acquiring advanced additive manufacturing systems and solutions. We estimate market potential by looking at several market references. According to an Emergen Research report titled “3D Printing Market”, published in March 2022, a 3D HUBS trend report titled “3D Printing Trend Report 2022”, published in May 2022,, and an IDTechEx report titled “3D Electronics/Additive Electronics 2022-2032” from April 2022, the additive manufacturing and additively manufactured electronics market are together expected to grow from $16 billion to more than $100 billion by 2030 at a CAGR of above 20%.

The current industry practices present challenges to electronics and manufacturing, including poor energy efficiency, slow production time and high costs, long time to get to market, and potential risks for IP theft. We provide systems and solutions for additive precision and electronics manufacturing, a unique offering that enables a compelling proposition to the most innovative and advanced manufacturers seeking rapid fabrication of high-performance components.

Strategy

Our goal is to expedite our growth and to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we are focused on three main pillars:

●	Research & development (R&D): We are committed to the development of systems, materials, software, AI, and solutions that will advance our capabilities and core technology surrounding additive manufacturing of electronic and precision applications. Since our founding, we have invested significant resources into the development of our existing portfolio. In connection of our acquisitions in 2021 and 2022, we have acquired significant R&D resources and talent that expand our R&D base. R&D is a core pillar, approximately 46% of our employees are focused on R&D or application development (who are significantly involved in supporting development and feedback for our R&D), and 36 employees are data scientists and algorithm engineers dedicated to AI development.

●	Go-To-Market (GTM): We are advancing our commercialization efforts and infrastructure to connect, development relationships, and make sales. Our GTM efforts are led by management with prior successes in building and growing technology-focused sales and marketing organizations. Our organization is global, with offices in the United States, Netherlands, the United Kingdom, Switzerland, Germany, Israel, Hong Kong and Australia, providing significant reach and local market expertise. We have invested in creating the critical talent, technology, and physical infrastructure for the Go-To-Market of advanced manufacturing for our existing portfolio and the base for any new releases or acquisitions.

●	Mergers & acquisitions (M&A): We are focusing on synergetic M&A of systems, materials, software, AI, and solutions that build up to deliver comprehensive solutions to mutual vertical market segments. We have a team of M&A professionals and partners who have and continue to help us identify and evaluate a range of opportunities, most of which are in North America and Europe, that will help us deliver on the above strategy, while also providing a return-on-investment for shareholders.

Products

3D printers

We offer three types of 3D printers:

●	AME: Inkjet printers (DragonFly series) that produce Hi-PEDs® by simultaneously depositing proprietary conductive and dielectric substances while integrating in situ capacitors, antennas, coils, transformers, and electromechanical components.

●	Micro AM: DLP printers (Fabrica series) that achieve production-grade polymer and composite parts with ultra-high features, details, accuracy, and precision– enabled by the innovative Micro Adaptive Projection DLP technology.

●	Industrial AM: DLP printers (Admaflex series) utilizing a patented foil system that fabricates strong and complex ceramic and metal parts.

Additive Electronics Robotics and control systems

We offer two main robotics solutions :

●	Surface-mount-technology (SMT): Electronics assembly equipment for electronic components on Hi-PEDs® and PCBs, catering to various manufacturing and volume requirements.

●	IDS: High-performance control electronics, software, and ink delivery systems for digital printing.

Consumables and technology

We offer a range of complementary consumables and technology for use with each of our 3D printers, robotics, and systems:

●	Materials: We sell a range of materials that are developed in-house for each of our 3D printers, which include: nanoparticle conductive and dielectric inks, polymer and composite resins, and ceramic and metal slurries. The sale of these materials provides a recurring revenue stream from customers of our 3D printers.

●	Software: We offer software for each of our solutions. For our 3D printers, the software enables design and manufacturing and includes (i) our “FLIGHT” software for our AME system, and (ii) AM printer software for Fabrica and Admaflex systems providing in-process monitoring, traceability, and print preparation. For our SMT solutions, our SMART software suite provides all the requirements for a modern electronic manufacturing environment. For our IDS solutions, our Atlas software provides a unique, modular software suite to manage the entire data path from image to print for the inkjet industry.

As a part of our NanoFabrica acquisition, we acquired its 3D additively manufacturing printing system. In August 2021, NanoFabrica was renamed Fabrica Group and its 3D additively manufacturing printing system renamed Fabrica 2.0 System. In October 2021, we delivered the Fabrica 2.0 System for micro precision additive manufacturing to a leading Western homeland security agency. In December 2022, we announced the sale of two Fabrica 2.0 Micro-AM systems to Accumold, an expert in micro molding from Iowa, in the United States. In January 2023, we announced the delivery of the Admaflex130 Evolution, which is the first of its next generation high precision ceramics and metal fabrication system, to the Karlsruhe Institute of Technology.

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

As a result of our acquisition of Formatec Holding, we acquired two complementary businesses operating together, which were part of the U.S.-based Precision Surfacing Solutions. Admatec and Formatec are a leading developer and manufacturer of additive manufacturing and 3D printing systems for ceramic and metal end-user parts. Their industry-grade systems - powered by digital light processing technology - use materials with superior mechanical, electrical, thermal, biological, and chemical properties to produce an array of parts for medical, jewelry, industrial, and investment casting uses. Admatec’s and Formatec’s industrial production service division is a design-to-production partner for industrial-scale customers via its service bureau platform that combines the advantages of injection molding and additive manufacturing. Both means of production have served as a strategic advantage in working with customers, from early-stage ideas into serial production of end-use parts.

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

We have an ever growing portfolio of over 80 issued U.S. and foreign patents and over 190 provisional and non-provisional patent applications with the USPTO, WIPO filed through the PCT, and with the respective patent offices of China, Europe, South Korea, Japan and Taiwan. A provisional patent application is a preliminary application that can be filed less formally than a non-provisional application, and establishes a priority date for the patenting process for the invention disclosed therein.

Our growing patent portfolio can be divided into five main areas:

1.	Mechanical: covering printer components and peripherals, for example- granted U.S. patents (9,227,444, 9,259,933, and 9,878,549), as well as several patent applications, directed to components and systems varying from print heads regeneration systems, print heads cleaning and ink recycling systems.

2.	Chemical: covering ink compositions and related nanoparticles, both dielectric and conducting. For example, several were granted in the U.S. (10,385,175, 10,626,233, 11,155,004), Chinese (201580058899.5) and South Korean (10-2017-7013551) patent offices. Other chemical applications are directed to flexible ink (10,893,612), Ceramic Ink Compositions, and support inks (11,446,858).

3.	Applications: covering 3D printing applications and computer applications. The 3D printing applications are directed to various methods of printing additive manufacturing electronics, flexible printed circuits (FPCs) and high-density interconnects (HDIs) circuits with embedded components. Additional filings were directed inter-alia to composite printing, shielded traces (10,905,017), fabricating SMT mounting sockets (11,395,412), bridging members between integrated circuits, vertically embedded integrated circuit (IC) wells and their interconnectivity, as well as coreless transformers.

4.	Industrial Design/Design: covering the ornamental aspects of the printer and various printer components. While currently there are no design patents granted, or pending, we intend to file design patents when appropriate, for example for Ink containers.

5.	Artificial Intelligence/ Deep Learning: Covering an efficient technique of machine learning that is provided for training a plurality of convolutional neural networks (CNNs) with increased speed and accuracy using a genetic evolutionary model (US 10,339,450); storing sparse neural network (US 10,366,322); approximating multi-synaptic/filters neural network that can be partially-activated by iteratively executing partial pathways to generate partial outputs (US 10,515,306, 10,878,321); mimicking pre-trained target model without access to the pre-trained target model or its original training dataset (US 10,699,194); training or prediction of a neural network (US 11,055,617); and training or prediction of neural networks using a cluster-connected neural networks (US 11,164,084).

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

In addition, we have identified several trade secrets associated with chemical formulations, combination of jigs, and preferred suppliers and have taken the necessary steps to maintain these trade secrets.

In addition to the patent portfolio describe above, in our Admatec division, our patent portfolio can be divided to three main areas:

1.	Mechanical: covering foils (e.g., UK 3094478), conditioning units (e.g., US 11,141,909), laserflex (e.g., NL 2015381), and abrasive;

2.	Applications: control of glass temperature (e.g., NL 2021611); and

3.	Materials: metals and precursors (e.g., 2018890)

In addition to the patent portfolio describe above, in our GIS division, our growing patent portfolio can be divided into two main areas:

1.	Direct to shape: methods for printing onto 3-dimensional surface (e.g., US 11,463,603); and

2.	Drive electronics: electronics for improved performance when driving piezo inkjet print heads (e.g., US 9,079,396 and US 8,860,388).

Competition

We compete with suppliers of additive manufacturing solutions, printers, materials, and software, as well as suppliers for traditional manufacturing of electronics and precision mechanical parts. The development of new technologies or techniques not encompassed by the patents that we own may result in additional future competition.

Many companies provide solutions for additive manufacturing over a range of product segments that can often be split by type of applications depending on materials, size, and accuracy. The additive manufacturing industry is rapidly growing, and the market is still in its infancy. We differentiate ourselves from other companies in the industry by (i) focusing on key applications areas that are not the focus of other players in the market, such as additively manufactured electronics, precision-AM, and high-performance ceramics and metal AM, (ii) patented and/or differentiated features developed from continued R&D for our portfolio, and (iii) combining our printer and solutions multidisciplinary vertically integrated portfolio for precision manufacturing and electronics with our leading AI (Deep Learning) platform DeepCube that together provide industry-leading performance and compounding future performance enhancements.

Research and Development

From time to time, we explore the application of our technology to additional areas within 3D printing and other industries.

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

In November 2021, we introduced the new DragonFly IV printer and FLIGHT software platform. The new DragonFly IV system, combined with FLIGHT software, delivers new levels of quality, efficiency, and print resolution in the 3D printed electronics sector - providing increased flexibility to design any 3D geometry and create innovative new products. In December 2022, we announced that we have received two purchase orders - one from a European army and one from a large Western aerospace, defense and information technology company - for our DragonFly IV system. We also sold our DragonFly IV system to Northeastern University in December 2022. In February 2023, we announced a purchase order from a supplier to the U.S. government defense industry, for our DragonFly IV. In March 2023, we received another a purchase order from a leading Western intelligence agency for our DragonFly IV.

In December 2022, we announced the sale of two Fabrica 2.0 Micro-AM systems to Accumold, an expert in micro molding from Iowa, in the United States.

In January 2023, we announced the delivery of the Admaflex130 Evolution, which is the first of its next generation high precision ceramics and metal fabrication system, to the Karlsruhe Institute of Technology.

In February 2023, we announced a purchase order from a supplier to the U.S. government defense industry, for our DragonFly IV. In March 2023, we received another purchase order from a leading Western intelligence agency for our DragonFly IV.

For the years ended December 31, 2020, 2021 and 2022, we incurred $9,878,000, $41,686,000 and $75,763,000, respectively, of research and development expenses.

Grants from Israel’s Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2022, we have received the aggregate amount of $3,843,000 from the IIA for the development of our additive manufacturing system and nano-inks. With respect to such grants we are committed to pay royalties of 3% to 3.5% on sales proceeds from our products that were developed under IIA programs up to the total grant amount plus annual interest calculated at a rate based on 12-month LIBOR. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, change of control transactions and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party,” as defined in the Research Law, requires prior written notice from the IIA. We do not believe that these requirements will materially restrict us in any way.

Production and Manufacturing

We purchase the raw materials required for the production of our products, including components of additive manufacturing systems and materials to produce our nano-inks products. To date, all of our printers, including our DragonFly IV, are assembled in-house.

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

C. Organizational Structure

We currently have the following wholly owned subsidiaries: GIS, which was incorporated in the United Kingdom, Essemtec, which was incorporated in Switzerland and has three subsidiaries, Nano Dimension Technologies Ltd., which was incorporated in the State of Israel, NanoFabrica, which was incorporated in the State of Israel, DeepCube, which was incorporated in the State of Israel, Nano Dimension IP Ltd., which was incorporated in the State of Israel, Nano Dimension USA Inc., which was incorporated in Delaware, Nano Dimension GmbH, which was incorporated in Germany, Nano Dimension (HK) Limited, which was incorporated in Hong Kong, Nano Dimension Australia Pty Ltd, which was incorporated in Australia, Formatec Holding, Admatec and Formatec, which were incorporated in the Netherlands, and other insignificant subsidiaries.

D. Property, Plant and Equipment

Our offices, research and development facility and in-house laboratory are located at our headquarters at 2 Ilan Ramon, and Ilan Ramon 6, Ness Ziona 74036, Israel, where we currently occupy altogether approximately 96,000 square feet. We lease our headquarters under 14 separate leases. Four of the leases, which account for about 29% of our office space, end in 2023, four of the leases, which account for about 29% of our office space, end in 2024, three of the leases, which account for about 21% of our office space, end in 2026, three of the leases, which account for about 21% of our office space, end in 2027. We have an option to extend our lease agreements for an additional two to five years with an approximately 5% to 10% increase of the monthly rental fee. The total monthly rent payment for the facilities in Israel is currently approximately $200,000. We also have a facility in Azrieli Center, Tel-Aviv, Israel, where we currently lease and occupy approximately 6,500 square feet. The total monthly rent payment for the facilities in Tel-Aviv is currently approximately $25,000. Our U.S. office is in Waltham, Massachusetts, where we currently lease and occupy approximately 25,400 square feet. The total monthly rent payment for the facilities in Waltham is currently approximately $45,000. In addition, in December 2022, we opened an additional office in Munich, Germany to house expanded sales operations and customer support. We currently lease and occupy 13,500 square feet in our Munich, Germany office, and our monthly rent payment for the facilities is approximately $35,000. We also have smaller offices in Australia. Essemtec has offices in Aesch, Switzerland, which are owned by us. GIS has offices in Cambridge, United Kingdom, and Formatec has 2 offices in Alkmaar, and Goirle, Netherlands.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the IASB and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our discussion and analysis for the year ended December 31, 2021 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022.

Overview

To date, we have generated limited revenues from the sale and lease of our products. In the fourth quarter of 2017 we began commercializing our products and our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to continue to commercialize, our products. As of December 31, 2022, we had an accumulated deficit of $536,657,000. Our financing activities are described below under “Liquidity and Capital Resources.” We currently estimate that we have the necessary capital in order to establish our commercial infrastructure.

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2021	2022
Payroll	14,604	35,638
Share-based payment expenses	14,238	17,424
Subcontractors	2,864	10,344
Patent registration	441	506
Materials	2,764	6,881
Rental fees and maintenance	559	642
Depreciation	5,697	3,038
Other expenses	637	1,290
Grants	(118)	—
Total	41,686	75,763

Subcontractor expenses include expenses for development consultants and service providers, who are not employees. The services provided by these consultants and service providers include, but are not limited to, chemistry consulting, software and electronics subcontractors and consulting and chip processing consulting.

Our development expenses are presented net of government grants.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and related expenses, marketing, commissions and advertising services, depreciation, rental fees, and travel.

The following table discloses the breakdown of sales and marketing expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2021	2022
Payroll	8,283	20,057
Share-based payment expenses	8,569	8,616
Marketing, commissions and advertising	4,053	5,057
Depreciation	318	1,502
Travel abroad	749	2,567
Rental fees and maintenance	365	392
Other expenses	376	642
Total	22,713	38,833

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, professional services, fees, office expenses, depreciation, travel expenses, and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2021	2022
Payroll	2,880	9,321
Share-based payments	6,974	4,940
Fees	33	17
Professional services	6,993	9,701
Office expenses	1,065	2,704
Depreciation	210	563
Travel abroad	461	743
Rental fees and maintenance	97	286
Other expenses	931	2,182
Total	19,644	30,457

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021

Results of Operations

	Year ended December 31,
(in thousands of U.S dollars)	2021	2022
Consolidated Statements of Operations Data
Revenues	10,493	43,633
Cost of revenues	5,730	24,943
Cost of revenues - impairment of inventory and assets recognized in business combination and technology	3,641	4,639
Gross profit	1,122	14,051
Research and development expenses, net	41,686	75,763
Sales and marketing expenses	22,713	38,833
General and administrative expenses	19,644	30,457
Impairment losses	140,290	40,523
Operating loss	223,211	171,525
Finance expense (income), net	(17,481)	56,506
Loss before taxes	205,730	228,031
Taxes benefit	4,906	(264)
Loss for the year	200,824	228,295
Loss attributable to non-controlling interests	(47)	(872)
Loss attributable to owners	200,777	227,423

Revenues

Our revenues for the year ended December 31, 2022 amounted to $43,633,000, representing an increase of $33,140,000 or 316%, compared to $10,493,000 for the year ended December 31, 2021. The increase is attributed mostly to the consolidation of Essemtec, which we purchased in November 2021 and GIS, which we purchased in January 2022.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2022 amounted to $29,582,000, representing an increase of $20,211,000 or 216%, compared to $9,371,000, for the year ended December 31, 2021. Cost of revenues consists mainly of $18,990,000 in respect of the cost of systems sold, $2,728,000 in respect of service costs, and $3,079,000 for ink and other consumables. An additional $4,639,000 is attributed to cost of revenues resulting from write-down of inventories and impairment of assets recognized in business combination and technology. The increase resulted primarily from the above-mentioned increase in revenues.

Gross Profit

Our gross profit for the year ended December 31, 2022, amounted to $14,051,000, compared to a gross profit of $1,122,000 for the year ended December 31, 2021. The increase resulted from an increase in our revenues.

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2022 amounted to $75,763,000, representing an increase of $34,077,000 or 82%, compared to $41,686,000 for the year ended December 31, 2021. The increase is attributed to an increase of $21,034,000 in payroll and related expenses, as well as increase of $4,117,000 in materials and $7,480,000 in subcontractors’ expenses, due to more research and development resources, and an increase of $3,186,000 in share-based payments expenses. There was partially offset by a decrease of $2,659,000 in depreciation.

Our research and development expenses for the year ended December 31, 2021 are presented net of government grants in the amount of $118,000.

Sales and marketing Expenses

Our sales and marketing expenses totaled $38,833,000 for the year ended December 31, 2022, an increase of $16,120,000 or 71%, compared to $22,713,000 for the year ended December 31, 2021. The increase resulted primarily from an increase of $11,774,000 in payroll and related expenses, an increase of $1,004,000 in marketing, commissions and advertising expenses, as well as an increase of $1,818,000 in travel expenses and $1,184,000 in depreciation. During 2022, we decided to invest increased resources in sales and marketing activities, thus we increased the number of our sales and marketing personnel.

General and Administrative Expenses

Our general and administrative expenses totaled $30,457,000 for the year ended December 31, 2022, an increase of $10,813,000 or 55%, compared to $19,644,000 for the year ended December 31, 2021. The increase resulted primarily from an increase of $6,441,000 in payroll and related expenses and $2,708,000 in professional services due to our latest acquisitions, as well as an increase in office expenses.

Impairment losses

During 2022, there was a decline in our share price, such that as of December 31, 2022, our fair value, which is based on the share price, is lower than our book value of equity. Hence, we checked the value of our CGUs to which goodwill is allocated. Given the recoverable amount of the said CGUs, determined on the basis of the value in use of the units, the goodwill, intangibles and property, plant and equipment relating to the groups of the said CGUs was reduced by approximately $40,523,000.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2022 was $171,525,000, as compared to an operating loss of $223,211,000 for the year ended December 31, 2021, a decrease of $51,686,000 or 23%.

Finance Expense and Income

Finance expense and income mainly consist of revaluation of financial liabilities and lease liabilities, fundraising expenses, revaluation of liability in respect of government grants, bank fees, and exchange rate differences.

We recognized net financial expense of $56,506,000 for the year ended December 31, 2022, compared to net financial income of $17,481,000 for the year ended December 31, 2021. The change is primarily due to a decrease of $62,791,000 in revaluation of financial assets, which are measured at fair value, mainly our investment in Stratasys.

Total Loss

As a result of the foregoing, our loss for the year ended December 31, 2022 was $228,295,000, as compared to $200,824,000 for the year ended December 31, 2021, an increase of $27,471,000 or 14%.

5.B Liquidity and Capital Resources

Overview

Since our inception through December 31, 2022, we have funded our operations principally with $1,550,642,000 from the issuance of Ordinary Shares, warrants and convertible notes. As of December 31, 2022, we had $685,362,000 in cash and an additional $346,663,000 in short-term bank deposits.

The table below presents our cash flows:

	December 31,
	2021	2022
	(in thousands of U.S. dollars)

Operating activities	(42,649)	(92,054)

Investing activities	(496,680)	(67,673)

Financing activities	804,249	(5,273)

Net increase in cash	268,288	(168,264)

Operating Activities

Net cash used in operating activities of $92,054,000 during the year ended December 31, 2022 was primarily used for payment of salaries and related personnel expenses, payments for materials, rent, travel, professional services and other miscellaneous expenses.

Net cash used in operating activities of $42,649,000 during the year ended December 31, 2021 was primarily used for payment of salaries and related personnel expenses, payments for materials, rent, travel, professional services and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $67,673,000 during 2022 was primarily used for investment in securities and fixed assets, as well as acquisition of subsidiaries, less cash invested in bank deposits. During 2022, we acquired shares of Stratasys for an amount of $177,775,000. As of December 31, 2022, the Company owns 9,695,115 of Stratasys’s shares, with a market value of approximately $114,984,000. Therefore, a revaluation loss was recorded in the amount of $62,791,000.

Net cash used in investing activities of $496,680,000 during 2021 was primarily used for investments of our cash in bank deposits and fixed assets, as well as acquisition of subsidiaries.

Financing Activities

Net cash used in financing activities of $5,273,000 in the year ended December 31, 2022 was mainly due to lease payments.

Net cash provided by financing activities of $804,249 in the year ended December 31, 2021 was mainly from the issuance of Ordinary Shares.

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

On January 4, 2022, we acquired all of the issued and outstanding share capital of GIS. GIS is a leading developer and supplier of high-performance control electronics, software, and ink delivery systems. At the closing, we paid the selling shareholders for their shares £17,441,000 in cash (approximately $23,371,0000) in immediately available funds, of which £2,200,000 (approximately $2,948,000) was deposited in escrow for a period of 36 months in connection with certain indemnification obligations of the selling shareholders pursuant to the share purchase agreement. On July 11, 2022, we entered into a deed of variation of share purchase agreement, or the Amendment, to the share purchase agreement by and among the shareholders, or the Selling Shareholders, of GIS, and us, dated January 4, 2022, or the GIS SPA. The Amendment provides for the following: the Selling Shareholders who together held more than half of the shares sold pursuant to the GIS SPA have agreed to bring forward the payment of such sums in consideration for a discount and change in payment terms of the full amounts which might otherwise be payable, or the Proposed Variation. According to the Proposed Variation, the deferred consideration of £1,000,000 (approximately $1,190,000) of the Selling Shareholders shall be replaced with £750,000 (approximately $892,500), to be paid on March 31, 2023, under similar terms, as opposed to the original date of April 1, 2024. Additionally, an earn-out consideration that the Selling Shareholders may be entitled to will be reduced from up to £7,000,000 (approximately $8,330,000) to up to £5,500,000 (approximately $5,950,000). The amended earn-out consideration is no longer subject to meeting certain revenues and gross profit performance targets in the fiscal year ending on March 31, 2023 and therefore will be paid on the foregoing amended dates without any remaining conditions, except for the Selling Shareholders that are members of the management team of GIS. The consideration for each member of the management teams is conditioned on their remaining employed by us until March 31, 2023.

On July 7, 2022, we entered into, and simultaneously closed, an equity purchase agreement with the Lapmaster Wolters, the sole shareholder of Formatec Holding, to purchase Formatec Holding, by way of a share purchase of all of the issued and outstanding share capital of Formatec Holding. At the closing, we paid Lapmaster Wolters for its shares $12,900,000 in cash in immediately available funds (net of Formatec Holding’s cash).

In June, July and August 2022, we acquired 14.5% of Stratasys’ ordinary shares at an average share price of $18.30, which we paid in cash. In March 2023, we made a non-binding offer to acquire Stratasys, for $18.00 per ordinary share in cash. We currently own approximately 14.5% of Stratasys’ outstanding shares and have been its largest shareholder since July 2022. Pursuant to the offer, we would acquire the remaining Stratasys shares for a total consideration of approximately $1.1 billion in cash. In March 2023, Stratasys rejected our offer. After Stratasys’ rejection, we submitted a revised offer and increased our offer to $19.55 per ordinary share in cash. Therefore, we cannot guarantee that the acquisition will happen.

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

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the progress of commercial sales of our products;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

5.C Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2022 to the year ended December 31, 2021— Research and Development Expenses, net.”

5.D Trend Information

The trends impacting us are described elsewhere in this annual report on Form 20-F, including in Items 5.B. and 7.B. As noted therein, among other trends, we have been engaged, and plan to continue to engage, in mergers and acquisitions to diversify or expand our business, which may pose risks to our business, and we may not realize the anticipated benefits of these mergers or acquisition. We are also subject to potential earn-out commitment in connection with our acquisition of Essemtec. Pursuant to the Amendment of the GIS SPA, we amended the earn-out to a deferred consideration. The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– We face business disruption and related risks resulting from the COVID-19 pandemic, which has had a material adverse effect on our business and results of operations.”

5.E Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 3 to our financial statements for the year ended December 31, 2022, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies described in Note 3 to our financial statements are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Other financial and operating data:

(in thousands of U.S. dollars)	Year Ended December 31, 2022
EBITDA (loss)	(236,697)
Adjusted EBITDA (loss)	(88,804)

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

The following is a reconciliation of net loss to EBITDA and Adjusted EBITDA:

Year Ended December 31,
(in thousands of U.S. dollars)	2022
Net loss	(228,031)
Interest Income	18,408
Depreciation and amortization (*)	(9,742)
EBITDA (loss)	(236,697)
Exchange rate differences	(16,135)
Finance expense for revaluation of assets and liabilities	(58,672)
Share-based payments	(32,563)
Impairment losses	(40,523)
Adjusted EBITDA (loss)	(88,804)

(*)	Including amortization of assets recognized in business combination and technology

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 28, 2023:

Name	Age	Position
Yoav Stern	69	Chief Executive Officer, Chairman of the Board of Directors

Amit Dror	47	Customer Success Officer, Director

Hanan Gino	63	Chief Product Officer and Head of Strategic M&A

Zivi Nedivi	65	President

Tomer Pinchas	49	Chief Operating Officer

Yael Sandler	36	Chief Financial Officer

Nick Geddes	47	Chief Technology Officer

Zvi Peled	74	President of EMEA

Simon Anthony-Fried	49	Director

Channa (Hanny) Caspi (1) (3)	61	Director

Oded Gera (1) (2) (3)	71	Director

Roni Kleinfeld (1) (3)	66	Director

J. Christopher Moran (1) (2)	63	Director

Yoav Nissan-Cohen (1)	72	Director

Igal Rotem (1)	62	Director

(1)	Indicates independent director under Nasdaq Stock Market rules.
(2)	Member of our Audit Committee and Financial Statements Examination Committee.
(3)	Member of our Compensation Committee.

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

Nick Geddes, Chief Technology Officer

Mr. Nick Geddes has served as our Chief Technology Officer since July 2022. Mr. Geddes co-founded GIS in 20006 and served as GIS’s Chief Operating Officer and Chief Technology Officer from 2006 through 2021. Mr. Geddes has remained deeply involved in both the technical and commercial areas of GIS, driving innovative solutions from conception through to product. Prior to GIS, Nick worked as inkjet consultant, and for six years at USB Investment Bank as a Director in Debt Capital Markets. Nick has a Master’s degree from Cambridge University in Computer Science.

Tomer Pinchas, Chief Operating Officer

Mr. Tomer Pinchas has served as our Chief Operating Officer since October 2022. Mr. Pinchas brings 18 years of global experience in finance, M&A and operations management. He recently served as a Chief Financial Officer at Kryon Systems Ltd. from March 2018 to August 2022, a global company that offers intelligence robotic process automation for enterprises digital transformation solution, responsible for all financial management, legal and revenue operations functions. Prior to joining Kryon Systems Ltd., Mr. Pinchas served as a Chief Financial Officer at myThings Inc. from July 2016 to March 2018, a personalized retargeting company providing advertisers with display advertisements in real time. Previously, Mr. Pinchas served as a Chief Financial Officer at DVTel, Inc. from 2007 to 2016, a developer of IP video surveillance solutions, where he led the due diligence, negotiation and acquisition of DVTel, Inc. by FLIR Systems Inc. Mr. Pinchas’ experience also includes working at top public accounting firms, including PwC in New York City from 2005 to 2006. Mr. Pinchas is a graduate of the General Management Program at Harvard Business School and holds a B.A in Accounting and Finance from the College of Management.

Zvi Peled, President of EMEA

Mr. Zvi Peled has served as our President of EMEA since October 2022. Before that, Mr. Peled served as our Chief Operating Officer from May 2020 to October 2022. From 2015 to 2020, Mr. Peled was the VP Sales-Americas, of the Security Business Unit in FLIR Systems Inc., a public company focused on intelligent sensing solutions for defense, industrial, and commercial applications. Previously, Mr. Peled was the chief operating officer and chief revenues officer of DVTEL Inc., a video surveillance and artificial intelligence software and hardware high-tech company, which was acquired by FLIR Systems Inc. in 2015. Previously, Mr. Peled was the President and chief executive officer of Apollo Network Services Ltd., a private company that manages large projects in the field of defense, energy and transportation for Finmeccanica. He was also the chief executive officer of Flash Networks Ltd., a technological leader offering mobile data access gateway. Earlier in his career, Mr. Peled spent 20 years with Elbit Systems Ltd., an international defense company engaged in a wide range of electronics related programs worldwide.

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

Channa (Hanny) Caspi, Director

Ms. Channa (Hanny) Caspi has served on our board of directors since April 2022. Ms. Caspi is the Chief Executive Officer of C-OP Ltd., an international relations strategic consulting group, a position she has held since 2013. She had served for almost 30 years in the Israeli Defense Forces (IDF) from 1984 to 2013. She was the Head of the IDF International Defense Cooperation Department, designing international relations policy, expanding the security state connections and initiating, planning and organizing mutual activities with foreign defense forces - dialogues, visits and joint exercises. Prior to that, Ms. Caspi had served as the IDF Defense Attaché to The Netherlands, Belgium and Luxemburg and IDF representative to the North Atlantic Treaty Organization. She was credited for strengthening the cooperation between the IDF and the Netherlands Defense Forces, including expansion of the defense export and the relations between the Israeli and Dutch defense establishments. Ms. Caspi served from 1984 until 2007 in the IDF Attorney General Office as Head of the Legislation and Legal Advice Department. There, she had initiated and established a large-scale body for counseling and legislation to provide legal assistance in various subjects, which was integrated in the work of many military organizations. Ms. Caspi represented the IDF in the “Knesset” (Parliament), where she was involved in legislative processes and discussions, personally responsible for issuing legislations related to military activity. She was engaged in core legal issues with the Ministry of Justice and the Attorney General concerning petitions to the High Court of Justice. Ms. Caspi received a Bachelor of Law degree from the Bar-Ilan University, and is finalizing her thesis for a Master of Law degree from the Bar-Ilan University, and is a graduate of Tel Aviv University’s special program for medicine and law and a graduate of the “Mifne” program for Senior Military Management.

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

Yoav Nissan-Cohen, Director

Mr. Yoav Nissan-Cohen has served on our board of directors since December 2022. Mr. Nissan-Cohen’s career covers almost 40 years of scientific research, technology development, and executive management. He worked as a research scientist in General Electric’s Research and Development Center in New York from 1988 to 1991. In 1991, he joined National Semiconductor, and in 1993 he was one of the founders of Tower Semiconductor Ltd. (TLV: TSEM), where he served as chief executive officer, took the company public on the Nasdaq Capital Market, and built a $1.5 billion advanced semiconductor facility. Mr. Nissan-Cohen was a venture partner in a large VC fund, and later served as the chairman and chief executive officer of Amimon, Inc., a semiconductor company, from 2005 to 2013, providing the only solution for a zero-latency wireless camera link for various medical and other video applications. Mr. Nissan-Cohen has been an executive board member in Weebit Nano (ASX: WBT) since January 2018, a semiconductor company developing a new class of semiconductor memory chips, and the chairman of VisionLab Ltd., a company specializing in advanced vision-based solutions for industrial and military applications, as well as TeraCyte Analytics Ltd., a biotechnology company which developed a platform for high throughput temporal analysis of live single-cells, with breakthrough applications for research, discovery, and development of new drugs and therapies. Mr. Nissan-Cohen holds a Ph.D. in physics from the Hebrew University in Jerusalem.

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

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2022. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.5262 = U.S.$1.00, based on the rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in December 31, 2022.

	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share-Based Compensation
All directors and senior management as a group, consisting of 19 persons	3,131	7,773

(1)	Includes Ms. Nira Poran, who resigned from our board of directors in June 2022, Mr. Yaron Eitan, who resigned from our board of directors in November 2022 and Mr. Saul Simon, who resigned from our board of directors in December 2022, and Mr. Jaim Nulman, who is no longer our officer since September 2022.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers and directors during or with respect to the year ended December 31, 2022.

Annual Compensation- in thousands of U.S. dollars - Convenience Translation (*)

Executive Officer and Directors	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share-Based Compensation (1)	Total
Yoav Stern	$812	$451	$1,263

Hanan Gino (2)	$288	$3,032	$3,320

Zvi Peled (2)	$273	$353	$626

Nick Geddes	$375	$706	$1,081

Zivi Nedivi (2)	$491	$2,262	$2,753

(*)	Using the exchange rate as of December 31, 2022, which was 3.5262 (NIS/USD).

(1)	Computed based on Black-Scholes-Merton formula or binomial pricing model.

(2)	In September 2022, we re-priced the share options granted to these officers, after receiving approval from the Israeli tax authorities. In accordance with the repricing, every two old share options will be converted into one RSU, without an exercise price. The vesting period of the new RSUs will be 4 years.

Employment and Services Agreements with Executive Officers

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Some members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our chief executive officer, and by our board of directors for our chief executive officer, and approved annually according to the Companies Law requirements.

For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

C. Board Practices

Introduction

Our board of directors presently consists of nine members. We believe that Ms. Caspi and Messrs. Gera, Kleinfeld, Moran, Nissan-Cohen, Simon-Friend and Rotem are “independent” for purposes of Nasdaq Stock Market rules. Our amended and restated articles of association provides that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Pursuant to the Companies Law, our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the services agreement that we have entered into with him. On December 31, 2022, the services agreement with our Chief Executive Officer expired. The compensation committee of our board of directors and our board of directors approved the continuation of the services agreement from January 1, 2023 until the next earliest meeting of our shareholders in accordance with the Companies Law. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and if such terms of employment are not consistent with our compensation policy, then such terms require the approval of our shareholders, and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

Under the Companies Law, nominations for directors may be made by any shareholder holding at least one percent of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Companies Law and our Articles of Association has been provided.

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

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least two-thirds of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company (“special majority”). On May 25, 2021, our shareholders approved in a special majority that Mr. Stern will serve as the chairman and the chief executive officer for a period of three years.

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

External Directors

Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. The definitions of an external director under the Companies Law and independent director under Nasdaq Stock Market rules are similar such that it would generally be expected that the external directors will also comply with the independence requirement under Nasdaq Stock Market rules.

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

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the above mentioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances. Under the Companies Law regulations, subject to certain terms, such transactions can be extended or approved after three years only by the audit committee and the Board.

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

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. Our audit committee, acting pursuant to a written charter, is comprised of Messrs. Gera, Moran and Rotem.

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

Under the Companies Law, our audit committee is responsible for:

i.	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

ii.	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “Item 7.B. Approval of Related Party Transactions under Israeli Law”);

iii.	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

iv.	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

v.	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

As noted above, the members of our audit committee include Mr. Rotem, Mr. Moran and Mr. Gera, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Mr. Rotem serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules

Financial Statement Examination Committee

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

Our compensation committee is acting pursuant to a written charter, and consists of Mr. Oded Gera, Mr. Roni Kleinfeld and Ms. Channi (Hanny) Caspi, each of whom is “independent,” as such term is defined under Nasdaq rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association. Our compensation committee also complies with committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

Our compensation committee reviews and recommends to our board of directors: (1) the annual base compensation of our executive officers and directors; (2) annual incentive bonus plans, including the specific goals and amount; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements/provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders. On December 26, 2018, our shareholders approved our compensation policy, which was further approved on July 7, 2020, for three more years. In June 2022, our shareholders approved our amended compensation policy. The amended compensation policy provided, among other things, for annual restricted share units grants for our non-executive board members and one-time grants for new non-executive directors appointed by our board of directors or elected by annual general meeting of our shareholders.

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

As noted above, the members of our compensation committee include Ms. Caspi and Messrs. Gera and Kleinfeld, each of whom is “independent,” as such term is defined under Nasdaq rules. Mr. Oded Gera serves as the chairman of our compensation committee.

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Yisrael Gewirtz. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but the managing partner of a firm which specializes in internal auditing.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter by the general meeting of the shareholders. If the remuneration of the directors is in accordance with the regulations applicable to remuneration of the external directors, if any, then such remuneration shall be exempt from the approval of the general meeting of the shareholders.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $20 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $600,000, which expires on November 4, 2023.

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

Special General Meeting of Shareholders by Murchinson

In January 2023, our major shareholder Murchinson submitted a request to our board of directors for us to convene a special general shareholders meeting which would include certain amendments to our amended and restated articles of association as well as removal of four currently serving directors – Mr. Stern, Mr. Gera, Mr. Rotem and Mr. Nissan-Cohen- and appointment of two new director nominees, proposed by Murchinson. After careful consideration, our board of directors rejected Murchinson’s request because it failed to comply with requirements under laws and regulations in Israel and the United States, as well as with our amended and restated articles of association.

In March 2023, despite our rejection, Murchinson conducted an illegal shareholders meeting. Due to the illegality of the shareholders meeting, our board of directors does not recognize the results of this shareholders meeting.

D. Employees.

As of December 31, 2020, we had five senior management, full-time employees, one of whom also serves as a director in our Company. In addition, we had 87 full-time employees. Four employees are located in Hong Kong, three employees were located in Europe, nine employees were located in the United States and the rest were located in Israel.

As of December 31, 2021, we had seven senior management, full-time employees, two of whom also serves as a directors in our Company. In addition, we had 338 employees. 10 employees are located in Hong Kong and China, 95 employees were located in Europe, 31 employees were located in the United States and the rest were located in Israel

As of December 31, 2022, we had eleven senior management, full-time employees, one of whom also serves as a directors in our Company. In addition, we had 553 employees. 11 employees are located in Asia Pacific, 228 employees were located in Europe, 40 employees were located in the United States and the rest were located in Israel.

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

E. Share Ownership.

The following table lists as of March 28, 2023, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)
Executive Officers and Directors
Simon Anthony-Fried	80,631	(3)	*
Amit Dror	475,319	(4)	*
Nick Geddes	100,000	(5)	*
Oded Gera	—	(6)	*
Hanan Gino	93,750	(7)	*
Roni Kleinfeld	2,915	(8)	*
J. Christopher Moran	40,750	(9)	*
Zivi Nedivi	—	(10)	*
Tomer Pinchas	—	(11)	*
Zvi Peled	525,000	(12)	*
Channa (Hanny) Caspi	—	(13)	*
Yael Sandler	586,249	(14)	*
Yoav Stern	34,635,120	(15)	12.11%
Yoav Nissan-Cohen	—	(16)
Igal Rotem	$—	(17)	-
All directors and executive officers as a group (15 persons)	36,539,734		12.86%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 253,205,493 Ordinary Shares issued and outstanding as of March 28, 2023 plus Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)	Mr. Anthony-Fried holds options to purchase 3,333 Ordinary Shares at an exercise price of NIS 275 per share, and options to purchase 33,542 Ordinary Shares at an exercise price of $0.70 per share that are exercisable within 60 days. In addition, Mr. Anthony-Fried holds options to purchase 1,458 Ordinary Shares at an exercise price of $0.70 per share and 31,180 RSUs that are not exercisable within 60 days.

(4)	Mr. Dror holds options to purchase 3,664 Ordinary Shares at an exercise price of NIS 275 per share, and options to purchase 458,333 Ordinary Shares at an exercise price of $0.70 per share that are exercisable within 60 days. In addition, Mr. Dror holds options to purchase 41,667 Ordinary Shares at an exercise price of $0.70 per share and 11,460 RSUs that are not exercisable within 60 days.

(5)	Mr. Geddes holds options to purchase 100,000 Ordinary Shares at an exercise price of $3.79 per share, that are exercisable within 60 days. In addition, Mr. Geddes holds options to purchase 300,000 Ordinary Shares at an exercise price of $3.79 per share, and 600,000 RSUS that are not exercisable within 60 days.

(6)	Mr. Gera holds 49,000 RSUs that are not exercisable within 60 days.

(7)	Mr. Gino holds 1,006,250 RSUs that are not exercisable within 60 days.

(8)	Mr. Kleinfeld holds options to purchase 2,915 Ordinary Shares at an exercise price of $0.70 per share that are exercisable within 60 days. In addition, Mr. Kleinfeld holds options to purchase 2,916 Ordinary Shares at an exercise price of $0.70 per share and 29,180 RSUs that are not exercisable within 60 days.

(9)	Mr. Moran holds 32,083 options to purchase Ordinary Shares at an exercise price of $0.70 per share, and 8,667 options to purchase Ordinary Shares at an exercise price of $9.33 per share that are exercisable within 60 days. In addition, Mr. Moran holds options to purchase 2,917 Ordinary Shares at an exercise price of $0.70 per share, options to purchase 4,333 Ordinary Shares at an exercise price of $9.33 per share and 13,000 RSUs that are not exercisable within 60 days.

(10)	Mr. Nedivi holds 1,300,000 RSUs and options to purchase 1,000,000 Ordinary Shares at an varied exercise price that are not exercisable within 60 days.

(11)	Mr. Pinchas holds 500,000 RSUs that are not exercisable within 60 days.

(12)	Mr. Peled holds options to purchase 525,000 Ordinary Shares at an exercise price of $0.70 per share that are exercisable within 60 days. In addition, Mr. Peled holds 65,000 RSUs that are not exercisable within 60 days.

(13)	Ms. Caspi holds 35,000 RSUs that are not exercisable within 60 days.

(14)	Ms. Sandler holds options to purchase 2,916 Ordinary Shares at an exercise price of NIS 275 per share, options to purchase 500,000 Ordinary Shares at an exercise price of $0.70 per share, and options to purchase 83,333 Ordinary Shares at an exercise price of $1.58 per share that are exercisable within 60 days. In addition, Ms. Sandler holds options to purchase 16,667 Ordinary Shares at an exercise price of $1.58 per share and 127,050 RSUs that are not exercisable within 60 days.

(15)	Mr. Stern holds warrants to purchase 4,816,282 Ordinary Shares at an exercise price of $0.75 per share, held by Stern YOI Ltd. Partnership, that are exercisable within 60 days, and 27,742,103 Series B warrants to purchase Ordinary Shares at an exercise price of $6.16 per share exercisable within 60 days. Stern YOI Ltd. Partnership is a Nevada limited partnership. Mr. Stern is a managing member of Stern YOI Ltd. Partnership.

(16)	Mr. Nissan-Cohen holds 40,000 RSUs that are not exercisable within 60 days.

(17)	Mr. Rotem holds 60,000 RSUs that are not exercisable within 60 days.

2015 Stock Option Plan

We maintain one equity incentive plan – our Employee Stock Option Plan (2015), or the 2015 Plan. As of March 25, 2023, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 64,000,000. In addition, RSUs and options to purchase 22,622,969 Ordinary Shares were issued and outstanding as of such date.

Our 2015 Plan was adopted by our board of directors in February 2015, and expires in February 2025. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. We are authorized to issue equity-based compensation to our executive officers and/or directors and/or employees and/or subsidiaries in the amount that shall not exceed 20% of our issued and outstanding share capital on a fully diluted basis, as will be at the time of the issuance. The foregoing limitation does not preclude from our board of directors’ authority to change and/or determine the amount of equity-based compensation to be issued in accordance with the 2015 Plan.

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

In September 2022, we re-priced the share options granted to a small, group of certain directors and senior management, after receiving approval to do so from the Israeli tax authorities. In accordance with the repricing, every two old share options will be converted into one RSU, without an exercise price. The vesting period of the new RSUs will be 4 years. Additionally, in January and March 2023, our board of directors approved an acceleration of vesting of unvested options and RSUs in case of change of control, as well as in other special circumstances, to several employees and executives.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of March 28, 2023, we had several major shareholders. Nomis Bay Ltd., BPY Limited, EOM Management Ltd., Murchinson Ltd., James Keyes, Jason Jagessar, Chaja Carlebach, and Marc J. Bistricer entered into a joint filing agreement in which they agreed to joint filing on behalf of each of their statements on Schedule 13D with respect to our Ordinary Shares. These parties reported that they jointly own 6,747,939 Ordinary Shares, which is 5.2% of our Ordinary Shares. In addition, Mr. Stern is our major shareholder (see “Item 6.E. Share Ownership”).

Additionally, Anson Funds Management LP, Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam entered into a joint filing agreement in which they agreed to joint filing on behalf of each of their statements on Schedule 13D with respect to our Ordinary Shares. These parties reported that they jointly own 13,252,136, or 5.1%, of our Ordinary Shares. Anson Funds Management LP is a Texas limited partnership, Anson Management GP LLC, is the general partner of Anson Funds Management LP and a Texas limited liability company, Mr. Bruce R. Winson, is the principal of Anson Funds Management LP and the managing member of Anson Management GP LLC. Anson Advisors Inc. is an Ontario, Canada corporation, Mr. Amin Nathoo is a director and the Secretary and Chief Compliance Officer of Anson Advisors Inc., and Mr. Moez Kassam is also a director of Anson Advisors Inc. and is the CEO and President of Anson Advisors Inc.

Finally, Mr. Stern is also a major shareholder (see “Item 6.E. Share Ownership”).

In January 2023, we adopted the Rights Plan. The rights under the Rights Plan may cause substantial dilution to a person or group that acquires beneficial ownership of 10% or more of Our Ordinary Shares then outstanding or any existing holder of 10% or more of the beneficial ownership of the Ordinary Shares who shall acquire any additional Ordinary Shares. For more information about the Rights Plan, see exhibit 2.2 filed with this annual report on Form 20-F.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2022, there was an increase in: (i) joint beneficial ownership of Nomis Bay Ltd., BPY Limited, EOM Management Ltd., Murchinson Ltd., James Keyes, Jason Jagessar, Chaja Carlebach, and Marc J. Bistricer from 0% to 5.2%, and (ii) Anson Funds Management LP, Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam (from 0% to 5.1%).

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

Record Holders

Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of March 20, 2023, there were 129 holders of record of the ADSs on record with the Depository Trust Company.

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

Employment or Services Agreements

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

On December 31, 2022, the services agreement with our Chief Executive Officer expired. The compensation committee of our board of directors and our board of directors approved the continuation of the services agreement from January 1, 2023 until the next earliest meeting of our shareholders in accordance with the Companies Law.

Options

Since our inception we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain (and employment agreements of certain executive officers contain) acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Share Ownership—2015 Stock Option Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for 90 days after such termination.

In September 2022, we re-priced the share options granted to a small group of certain directors and senior management, after receiving approval to do so from the Israeli tax authorities. In accordance with the repricing, every two old share options will be converted into one RSU, without an exercise price. The vesting period of the new RSUs will be 4 years.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

On December 12, 2022, we were served with a motion, or the Motion, requesting the discovery of documents. The Motion was filed to the Tel Aviv District court (Economic Department) by our shareholder, Mr. Kfir Sapir, or the Plaintiff. The Plaintiff asserted, among other things, in the motion that our acquisition of DeepCube did not accurately reflect the acquired company’s value. Furthermore, the Plaintiff claimed that there were flaws in the approval process for the acquisition during the meeting of our board of directors, which allegedly resulted in a breach of the directors’ fiduciary duties. Additionally, the Plaintiff contended that we had undervalued DeepCube in our financial reports for 2021, suggesting that the acquired company had no worth to begin with. We submitted our response to the Motion on March 6, 2023, in which we rebutted the claims made in the Motion and contended that the Motion should be dismissed for lack of standing, as the plaintiff is not a shareholder, and for failure to meet the threshold requirements, as he did not approach our board of directors before filing the Motion. In addition, we addressed the substance of the Motion and contended that the acquisition had received all necessary approvals and is entitled to the defense of the business judgment rule under the Israeli corporate law. We also argued that the Plaintiff had failed to demonstrate any connection between the reduction of DeepCube’s value in the 2021 financial reports and the acquisition, or to establish that the acquisition had caused any financial loss. Furthermore, the Plaintiff had not shown that the Motion would benefit the Company or that it had been brought in good faith. A hearing regarding the Motion has been scheduled for April 17, 2023.

On February 7, 2023, Murchinson, filed an ex parte motion for temporary relief in the Lod District Court against us. Murchinson claimed that, as joint owners of more than 5% our shares, they had the right to demand a special general shareholders meeting, and that our board of directors was obligated to convene such a meeting within 21 days from the date of the demand. Murchinson sought a temporary injunction ex parte to prevent us from allocating additional shares, citing the Form S-8 that we filed with the SEC on January 27, 2023, and also requested that we notify shareholders of any transactions that were outside the normal course of business. On February 8, 2023, the court denied the ex parte motion and requested from us to file our response to Murchinson’s motion by February 12, 2023. Murchinson was also instructed to submit a statement of claim by that date. Furthermore, the court scheduled a hearing with regard to the Motion for February 15, 2023. On February 12, 2023, we submitted our response to Murchinson’s motion. Simultaneously, Murchinson submitted a statement of claim in which it asserted that our shares registered under Form S-8, filed with the SEC on January 27, 2023, were allocated unlawfully and in bad faith, resulting in the deprivation of shareholders’ rights. Murchinson also requested an order from the court to cancel the registration of the allocated shares, and that we refrain from allocating additional shares. On February 15, 2023, a hearing was held, after which, the court advised Murchinson to withdraw its motion and that we will agree not argue that Murchinson is not entitled to convene the special general shareholder meeting solely due to the exercising of the options under the Form S-8. On February 16, 2023, the parties accepted the court’s proposal and withdrew their respective motions. The court asked Murchinson to confirm whether it still maintained its claim, and on February 23, 2023, Murchinson announced that it did. As a result, further proceedings were scheduled to investigate the matter, including a hearing that will take place on June 18, 2023.

On February 27, 2023, we submitted a statement of claim against Murchinson to the Lod District court, in which we requested that the court declare that the special general shareholders meeting convened by Murchinson for March 20, 2023, does not comply with the requirements of the law, our articles of association, and the depositary agreement with the Bank of New York Mellon. We also requested to charge Murchinson with expenses for filing this statement of claim for a sum of NIS 36 million (approximately $10 million). The hearing for our statement of claim will take place on June 18, 2023. On March 27, 2023, Murchinson submitted its statement of defense and argued that our statement of claim is without merit.

Furthermore, on March 26, 2023, Murchinson submitted another statement of claim with a motion for temporary relief in the Lod District Court against us, or the Second Motion, in which it claimed that it had the right to convene a special general meeting of shareholders on March 20, 2023, and that the decisions in the said special general meeting to amend the article of association and appoint two Murchinson directors and to remove from office Yoav Stern, Oded Gera, Igal Rotem and Dr Yoav Nissan-Cohen are valid and legally enforceable. Therefore, Murchinson asked for relief, in which the court will declare that the decisions from the special general shareholders meeting are valid and we must implement them, that we must submit a proper notice to the public regarding the amendment to our amended and restated articles of association, declare that the board of directors is comprised of Hanny Caspi, Amit Dror, Christopher Moran, Roni Kleinfeld, Simon Anthony-Fried and the two Murchinson directors, and order to us to report accordingly to the public and hold board of directors meetings with these members alone. Additionally, Murchinson asked the court to order, among other things, that we refrain from convening board of directors’ meetings that include Yoav Stern, Oded Gera, Igal Rotem and Dr Yoav Nissan-Cohen, and do not include two Murchinson directors as board members or alternatively as observants; or alternatively that that we refrain from doing any transactions that are outside the normal course of business. The court ordered that we are to respond by March 30, 2023, and set a hearing on the Second Motion for April 4, 2023. We must submit our statement of defense by June 4, 2023.

On March 27, 2023, we filed a complaint, or the Complaint, in the United States District Court for the Southern District of New York alleging claims against Murchinson, Anson Advisors, Inc., Boothbay Fund Management and their affiliates. The Complaint alleges that defendants improperly engaged in coordinated efforts to acquire a large stake in our company and interfere with our business operations, in violation of U.S. securities laws, New York law, and pertinent contracts governing the ADSs. The Complaint further seeks to require defendants to correct their allegedly false and misleading disclosures to the SEC; enjoin defendants from additional misconduct with respect to us and its securities; and for us to recover from the defendants compensatory and punitive damages, among other relief. At this time, the Defendants have not made any counterclaims against the Company with respect to the matters subject of the Complaint or related thereto.

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

B. Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.2 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Share Purchase Agreement, dated April 19, 2021, by and among Nano Dimension Ltd., Nano Dimension Technologies Ltd., DeepCube Ltd., Shareholder Representative Services, and the Selling Shareholders, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on April 26, 2021. See Item 57.B “Liquidity and Capital Resources - Financing Activities” for more information about this agreement.

●	Share Purchase Agreement, dated April 26, 2021, by and among Nano Dimension Ltd, NanoFabrica Ltd., Perrylion Ltd., as Holder Representative, and the Selling Shareholders, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on April 28, 2021. See Item 5.B “Liquidity and Capital Resources- Financing Activities” for more information about this document. Share Purchase Agreement, dated November 2, 2021, by and among Nano Dimension Ltd. and the Selling Shareholders, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on November 3, 2021. See Item 5.B “Liquidity and Capital Resources - Financing Activities” for more information about this agreement.

●	Share Purchase Agreement, dated January 4, 2022, by and among Nano Dimension Ltd. and the Selling Shareholders (related to the acquisition of Essemtec), filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on January 5, 2022. See Item 5.B “Liquidity and Capital Resources - Financing Activities” for more information about this agreement.

●	Share Purchase Agreement, dated January 4, 2022, by and among Nano Dimension Ltd. and the Selling Shareholders (related to the acquisition of GIS), filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on January 5, 2022. See Item 5.B “Liquidity and Capital Resources - Financing Activities” for more information about this agreement.

●	Equity Purchase Agreement, dated July 7, 2022, by and between Nano Dimension Ltd. and Lapmaster Wolters Limited, and, solely for purposes of Sections 7.6 and 9.15, Lapmaster Group Holdings LLC., filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on July 8, 2022. See Item 5.B “Liquidity and Capital Resources - Financing Activities” for more information about this agreement.

●	Deed of Variation of Share Purchase Agreement, dated July 11, 2022, by and among Nano Dimension Ltd., the Selling Shareholders Representative (on behalf of the Selling Shareholders) and Nicholas Campbell Geddes, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on July 14, 2022. See Item 5.B “Liquidity and Capital Resources - Financing Activities” for more information about this agreement.

●	Rights Plan, dated January 27, 2023, by and between Nano Dimension Ltd. and the Bank of New York Mellon, filed as Exhibit 4.1 to Report on Form 6-K (File No. 001-37600), filed on January 27, 2023. See exhibit 2.2 filed with this annual report on Form 20-F for more information about this.

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

J. Annual Report to Security Holders.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would increase our loss for 2022 by 1.1% and 2.2%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations. Our functional and presentation currency is the U.S. dollar.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022 or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting related to the design and maintenance of effective change management controls over certain information technology systems that support the financial reporting processes.

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

We acquired GIS and Formatec Holding, or the Acquired Companies, during 2022. Our management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, the Acquired Companies’ internal control over financial reporting associated with total assets of $13,919 million and total revenues of $14,373 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness was identified in Essemtec, or the Subsidiary, which was acquired in November 2021, related to the Subsidiary’s design and maintenance of effective change management controls over certain information technology or “IT” systems, that support the Subsidiary’s financial reporting processes. As a result, process level automated controls and manual controls that are dependent on the completeness and accuracy of information derived from the affected Subsidiary’s IT systems were also ineffective because they could have been adversely impacted. This material weakness was a result of: ineffective change-management processes to identify and assess changes in IT systems that could impact internal control over financial reporting; ineffective process to implement changes in control activities on a timely basis; and ineffective oversight and monitoring of changes necessary to address identified deficiencies.

The material weakness did not result in any identified misstatements to the financial statements, and there were no changes to previously released financial results. Based on this material weakness, the Company’s management concluded that at December 31, 2022, the Company’s internal control over financial reporting was not effective.

Our independent registered public accounting firm has audited our internal control over financial reporting as of December 31, 2022 and has issued an adverse audit opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, which is included elsewhere in this annual report on Form 20-F.

Remediation

Management has been implementing and continues to implement measures designed to ensure that control deficiencies contributing to the material weakness are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include: (i) formalizing change management policies, processes and procedures such that all changes made to systems are tested and approved prior to migration to production; (ii) removing permanent access for our third-party vendor responsible for maintaining the system and only granting temporary access as needed for change activities; (iii) implementing additional validation procedures to address completeness and accuracy of system generated information used to support the operation of the controls;; and (iv) the Company is in process of implementing a new enterprise resource planning, or ERP, system, that will also be implemented in stages to all subsidiaries. In this new ERP system, we expect to have effective change management controls over IT.

We believe that these actions will remediate the material weakness. The material weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that the remediation of this material weakness will be completed prior to the end of fiscal 2023.

(c) Attestation Report of the Registered Public Accounting Firm

See report of Somekh Chaikin, a member firm of KPMG International, which is included on page F-3 of the consolidated financial statements included in this annual report on Form 20-F.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, other than the remediation measures described above, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel, PCAOB ID 1057, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2021 and 2022.

The following table provides information regarding fees paid by us to Somekh Chaikin and/or other member firms of KPMG International for all services, including audit services, for the years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022
Audit fees (1)	560,000	997,889
Audit-related fees (2)	332,000	210,229
Tax fees (3)	59,000	147,025
All other fees	--	--

Total	951,000	1,355,143

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements .

(2)	Includes fees for other services, such as due diligence services in connection with acquisitions.

(3)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of March 28, 2023, the following equity securities were purchased as part of our share repurchase program, described below, and by affiliated purchasers (no repurchases were made during 2022):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares (or Approximate Dollar Value) that May Yet be Purchased Under the Plans or Programs
2022 Repurchase Program
February 1-28, 2023	3,795,690	$2.88	3,795,690	$89,049,685
March 1-31, 2023	2,453,187	$2.97	2,453,187	$81,768,245
Total	6,248,877	$2.92	6,248,877	$81,768,245

In May 2022, our board of directors authorized a share repurchase plan, or the Repurchase Plan, allowing the Company to invest up to $100,000,000 to repurchase the ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, under the Exchange Act, and other applicable law, and are subject to the approval of the Israeli court, which was granted in August 2022. Under the Repurchase Plan, we may repurchase all or a portion of the authorized repurchase amount. The Repurchase Plan does not obligate us to repurchase any specific number of the ordinary shares and may be suspended or terminated at any time at management’s discretion. As of March 28, 2023, 6,248,877 shares have been repurchased under the Repurchase Plan.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders We currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

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

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit	Description
1.1	Amended and Restated Articles of Association of Nano Dimension Ltd., filed as exhibit 99.1 to Form 6-K filed on February 16, 2021, and incorporated herein by reference.

2.1	Amended and Restated Form of Depositary Agreement, dated as of April 15, 2019, among Nano Dimension Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 1 to the Form F-6 (File No. 333-252477) filed on January 27, 2021, and incorporated herein by reference.

2.2	Description of Securities, filed herewith.

4.1^	Amended and Restated License Agreement, dated April 2, 2015, by and between the Company and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd., filed as Exhibit 4.1 to Form 20-F/A filed on February 29, 2016, and incorporated herein by reference.

4.2	Nano Dimension Ltd. Employee Stock Option Plan (2015), filed as Exhibit 99.1 to Form S-8 (File No. 333-269436) filed on January 27, 2023, and incorporated herein by reference.

4.3	Nano Dimension Ltd. Amended and Restated Executive Officers Compensation Policy, filed as Exhibit 99.1 to Form 6-K filed on June 7, 2022, and incorporated herein by reference.

4.4	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated January 30, 2019, filed as Exhibit 4.2 to Form F-1 (File No. 001-228521) filed on January 30, 2019, and incorporated herein by reference.

4.5	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated September 4, 2019, filed as Exhibit 99.4 to Report on Form 6-K (File No. 001-37600), filed on September 3, 2019, and incorporated herein by reference.

4.6	Form of Series A Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated August 5, 2020, between Nano Dimension Ltd. and Stern YOI Ltd. Partnership, filed as Exhibit 4.5 to Form F-3 (File No. 333-252848), filed on February 8, 2021, and incorporated herein by reference.

4.7	Securities Purchase Agreement, dated September 6, 2020, between Nano Dimension Ltd. and YEDNE LLC, filed as Exhibit 4.6 to Form F-3 (File No. 333-252848), filed on February 8, 2021, and incorporated herein by reference.

4.8	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated September 6, 2020, between Nano Dimension Ltd. and YEDNE LLC, filed as Exhibit 4.7 to Form F-3 (File No. 333-252848), filed on February 8, 2021, and incorporated herein by reference.

4.9	Form of Indemnification Agreement, filed as Exhibit 10.10 to Form F-1 (File No. 333- 213372) filed on August 30, 2016, and incorporated herein by reference.

4.10	Share Purchase Agreement, dated April 19, 2021, by and among Nano Dimension Ltd., Nano Dimension Technologies Ltd., DeepCube Ltd., Shareholder Representative Services, and the Selling Shareholders, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on April 26, 2021, and incorporated herein by reference.

4.11	Share Purchase Agreement, dated April 26, 2021, by and among Nano Dimension Ltd., NanoFabrica Ltd., DeepCube Ltd., Perrylion Ltd., As Holder Representative, and the Selling Shareholders, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on April 28, 2021, and incorporated herein by reference.

4.12	Share Purchase Agreement, dated November 2, 2021, by and among Nano Dimension Ltd. and the Selling Shareholders, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on November 3, 2021, and incorporated herein by reference. *

4.13	Share Purchase Agreement, dated January 4, 2022, by and among Nano Dimension Ltd. and the Selling Shareholders, filed as Exhibit 10.1 to Form 6-K (filed No. 22509561), filed on January 5, 2022, and incorporated herein by reference. *

4.14

Equity Purchase Agreement, dated July 7, 2022, by and between Nano Dimension Ltd. and Lapmaster Wolters Limited, and, solely for purposes of Sections 7.6 and 9.15, Lapmaster Group Holdings LLC., filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on July 8, 2022, and incorporated herein by reference.

4.15

Deed of Variation of Share Purchase Agreement, dated July 11, 2022, by and among Nano Dimension Ltd., the Selling Shareholders Representative (on behalf of the Selling Shareholders) and Nicholas Campbell Geddes, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on July 14, 2022, and incorporated herein by reference.

4.16	Rights Plan, dated January 27, 2023, by and between Nano Dimension Ltd. and the Bank of New York Mellon, filed as Exhibit 4.1 to Report on Form 6-K (File No. 001-37600), filed on January 27, 2023, and incorporated herein by reference.

8.1	List of Subsidiaries, filed herewith.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Somekh Chaikin (Member firm of KPMG International), filed herewith.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to Nano Dimension Ltd. if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NANO DIMENSION LTD.

Date: March 30, 2023	By:	/s/ Yoav Stern
Yoav Stern
Chairman and Chief Executive Officer

Nano Dimension Ltd.

Consolidated Financial Statements as of December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Nano Dimension Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Nano Dimension’s and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 30, 2023 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness was identified in Essemtec AG, which was acquired in November 2021 (“the Subsidiary”) related to the Subsidiary design and maintenance of effective change management controls over certain information technology (“IT”) systems that support the Company’s financial reporting processes. As a result, process level automated controls and manual controls that are dependent on the completeness and accuracy of information derived from the affected Subsidiary’s IT systems were also ineffective because they could have been adversely impacted. This material weakness was a result of: ineffective change-management processes to identify and assess changes in IT systems that could impact internal control over financial reporting; ineffective process to implement changes in control activities on a timely basis; and ineffective oversight and monitoring of changes necessary to address identified deficiencies. The material weakness has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired Global Inkjet Systems Ltd. and Formatec Holding B.V. (the “Acquired Companies”) during 2022, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, the Acquired Companies’ internal control over financial reporting associated with total assets of $13,919 thousand and total revenues of $14,373 thousand included in the consolidated financial statements of the Company as of and for the year ended December 31, 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the Acquired Companies.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Somekh Chaikin

Member Form of KPMG International

Tel Aviv, Israel March 30, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholdersand Board of Directors Nano Dimension Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Nano Dimension Ltd. and subsidiaries (the Company) as of December 31, 2021 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 30, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Impairment of non-financial assets

As discussed in Note 8 to the consolidated financial statements, for the year ended December 31, 2022 the Company recorded an impairment charge in the amount of $40,523 thousand, based on the recoverable amount of the Company’s cash-generating units (CGUs). The estimated recoverable amount of the Company’s CGUs is determined by discounting the future cash flows to be generated from the continuing use of the Company’s CGUs. Key assumptions used in the calculation of the recoverable amounts include items such as the discount rate and projected revenues.

We identified the evaluation of the impairment of non-financial assets as a critical audit matter. Specifically, significant auditor judgement was required to evaluate the discount rate and the projected revenues used to determine the value in use of the Company’s CGUs. The discount rate and projected revenues could have been impacted by current and future market and economic conditions that were subjective and sensitive to variation. Additionally, the audit effort associated with the discount rate required involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the impairment of non-financial assets, including controls related to determining the discount rate and projected revenues. We evaluated projected revenues by comparing them to prior projections, underlying budgets and growth plans. We compared the Company’s historical revenue projections to actual results to assess the Company’s ability to accurately forecast. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate used by management by comparing it to a range of discount rates independently developed using publicly available market information. In addition, we performed sensitivity analyses over the discount rates and projected revenues to assess their impact on the determination of the impairment charge.

/s/ Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2015.

Tel-Aviv, Israel

March 30, 2023

Nano Dimension Ltd
Consolidated Statements of Financial Position as at
U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2021	2022
Assets
Cash and cash equivalents	4.A	853,626	685,362
Bank deposits	4.C	437,598	346,663
Restricted deposits	4.B	148	60
Trade receivables	5.A	3,422	6,342
Other receivables	5.B	5,902	6,491
Inventory	6	11,199	19,400
Total current assets		1,311,895	1,064,318

Restricted deposits	4.B	501	850
Bank deposits	4.C	64,371	—
Investment in securities	20.F	—	114,984
Deferred tax		1,007	115
Other receivables	5.B	—	809
Property plant and equipment, net	7	7,690	5,843
Right-of-use assets	21	4,491	16,539
Intangible assets	8	—	—
Total non-current assets		78,060	139,140
Total assets		1,389,955	1,203,458

Liabilities
Trade payables		2,833	3,722
Financial derivatives and deferred consideration	20.D	14,910	8,798
Other payables	10	13,836	24,150
Current portion of other long-term liability		417	363
Total current liabilities		31,996	37,033

Liability in respect of government grants	11	1,560	1,492
Employee benefits	18	4,145	1,462
Liability in respect of warrants	20.D	3,347	69
Lease liability	21	3,336	12,374
Deferred tax liabilities	16.E	236	—
Loan from banks		1,104	736
Total non-current liabilities		13,728	16,133
Total liabilities		45,724	53,166

Equity
Non-controlling interests		875	767

Share capital	12	386,665	388,406
Share premium and capital reserves		1,266,027	1,296,194
Treasury shares		(1,509)	(1,509)
Foreign currency translation reserve		1,407	583
Remeasurement of net defined benefit liability (IAS 19)		—	2,508
Accumulated loss		(309,234)	(536,657)
Equity attributable to owners of the Company		1,343,356	1,149,525

Total equity		1,344,231	1,150,292

Total liabilities and equity		1,389,955	1,203,458

Nano Dimension Ltd
Consolidated Statements of Profit or Loss and Other Comprehensive Income
U.S. dollars in thousands (except share and per share data)

		For the Year Ended December 31,
	Note	2020	2021	2022
Revenues	13	3,399	10,493	43,633
Cost of revenues	14	1,563	5,730	24,943
Cost of revenues - write-down of inventories and impairment of assets recognized in business combination and technology	8	771	3,641	4,639
Total cost of revenues		2,334	9,371	29,582
Gross profit		1,065	1,122	14,051
Research and development expenses, net	15.A	9,878	41,686	75,763
Sales and marketing expenses	15.B	6,597	22,713	38,833
General and administrative expenses	15.C	20,287	19,644	30,457
Impairment losses on intangible assets	8	—	140,290	40,523
Operating loss		(35,697)	(223,211)	(171,525)
Finance income	15.D	446	17,909	22,965
Finance expense	15.D	13,243	428	79,471
Loss before taxes on income		(48,494)	(205,730)	(228,031)
Taxes benefit (expense)	16	—	4,906	(264)
Loss for the year		(48,494)	(200,824)	(228,295)
Loss attributable to non-controlling interests		—	(47)	(872)
Loss attributable to owners		(48,494)	(200,777)	(227,423)

Loss per share
Basic loss per share	17	(1.13)	(0.81)	(0.88)
Diluted loss per share		(1.13)	(0.83)	(0.88)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations		—	(46)	(844)
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	18	—	—	2,508
Total other comprehensive income (loss) for the year		—	(46)	1,664
Total comprehensive loss for the year		(48,494)	(200,870)	(226,631)
Comprehensive loss attributable to non-controlling interests		—	(69)	(892)
Comprehensive loss attributable to owners of the Company		(48,494)	(200,801)	(225,739)

Nano Dimension Ltd
Consolidated Statements of Changes in Equity
U.S. dollars in thousands (except share and per share data)

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Presentation/ Foreign currency translation reserve	Accumulated loss	Total	Non- controlling interests	Total equity
For the year ended December 31, 2022:
Balance as of January 1, 2022	386,665	1,266,027	—	(1,509)	1,407	(309,234)	1,343,356	875	1,344,231
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	784	784
Loss for the year	—	—	—	—	—	(227,423)	(227,423)	(872)	(228,295)
Other comprehensive loss for the year	—	—	2,508	—	(824)	—	1,684	(20)	1,664
Exercise of warrants and options	1,741	(1,741)	—	—	—	—	—	—	—
Share based payment acquired	—	(1,005)	—	—	—	—	(1,005)	—	(1,005)
Share-based payments	—	32,913	—	—	—	—	32,913	—	32,913
Balance as of December 31, 2022	388,406	1,296,194	2,508	(1,509)	583	(536,657)	1,149,525	767	1,150,292

Nano Dimension Ltd
Consolidated Statements of Changes in Equity
U.S. dollars in thousands (except share and per share data)

	Share capital	Share premium and capital reserves	Treasury shares	Presentation / Foreign currency translation reserve	Accumulated loss	Total	Non- controlling interests	Total equity
For the year ended December 31, 2021:
Balance as of January 1, 2021	257,225	518,426	(1,509)	1,431	(108,457)	667,116	—	667,116
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	944	944
Loss for the year	—	—	—	—	(200,777)	(200,777)	(47)	(200,824)
Other comprehensive loss for the year	—	—	—	(24)	—	(24)	(22)	(46)
Issuance of ordinary shares, net (*)	114,024	682,322	—	—	—	796,346	—	796,346
Exercise of warrants and options and conversion of convertible notes	6,219	(3,176)	—	—	—	3,043	—	3,043
Share issuance as part of business combination	9,197	29,522	—	—	—	38,719	—	38,719
Share-based payments	—	38,933	—	—	—	38,933	—	38,933
Balance as of December 31, 2021	386,665	1,266,027	(1,509)	1,407	(309,234)	1,343,356	875	1,344,231

(*)	See Note 12 for more information regarding issuance of ordinary shares.

	Share capital	Share premium and capital reserves	Treasury shares	Presentation / Foreign currency translation reserve	Accumulated loss	Total equity
For the year ended December 31, 2020:
Balance as of January 1, 2020	6,441	65,202	(1,509)	1,431	(59,963)	11,602
Loss for the year	—	—	—	—	(48,494)	(48,494)
Issuance of ordinary shares, net	244,511	405,604	—	—	—	650,115
Exercise of warrants and options and conversion of convertible notes	6,273	1,450	—	—	—	7,723
Share-based payments	—	46,170	—	—	—	46,170
Balance as of December 31, 2020	257,225	518,426	(1,509)	1,431	(108,457)	667,116

Nano Dimension Ltd
Consolidated Statements of Cash Flows
U.S. dollars in thousands (except share and per share data)

	For the Year Ended December 31,
	2020	2021	2022
Cash flow from operating activities:
Net loss	(48,494)	(200,824)	(228,295)
Adjustments:
Depreciation and amortization	2,658	7,383	7,283
Impairment losses	—	140,290	40,523
Financing (income) expenses, net	(60)	(6,873)	(1,769)
Revaluation of financial liabilities accounted at fair value	12,825	(10,608)	(4,516)
Revaluation of financial assets accounted at fair value	—	—	62,791
Loss from disposal of property plant and equipment and ROU Assets	—	567	948
Increase in deferred tax	—	(5,013)	(581)
Share-based payments	20,501	29,782	32,563
Other	—	—	275
Fees paid (*)	—	(70)	(109)
	35,924	155,458	137,408
Changes in assets and liabilities:
(Increase) decrease in inventory	229	2,382	(4,603)
(Increase) in other receivables	(556)	(429)	(1,978)
(Increase) decrease in trade receivables	1,103	(449)	(1,992)
Increase in other payables	2,247	1,139	5,281
Increase in employee benefits	—	—	1,497
Increase (decrease) in trade payables	(99)	74	628
	2,924	2,717	(1,167)
Net cash used in operating activities	(9,646)	(42,649)	(92,054)

Cash flow from investing activities:
Change in bank deposits, net	(85,500)	(416,019)	141,555
Interest received	152	3,706	17,465
Change in restricted bank deposits	(60)	(32)	(327)
Acquisition of property plant and equipment	(1,359)	(9,761)	(9,388)
Acquisition of subsidiaries, net of cash acquired	—	(74,574)	(31,057)
Payment of a liability to pay a contingent consideration of business combination	—	—	(10,708)
Acquisition of financial assets in fair value through profit and loss	—	—	(177,775)
Proceeds from sale of property plant and equipment	4	—	—
Decrease in deposit in escrow	—	—	3,362
Other	—	—	(800)
Net cash used in investing activities	(86,763)	(496,680)	(67,673)

Cash flow from financing activities:
Proceeds from issuance of ordinary shares, warrants and convertible notes, net	676,133	805,497	—
Exercise of warrants and options	2,837	212	—
Lease payments	(1,118)	(1,494)	(4,151)
Repayment of long-term bank debt	—	(814)	(406)
Proceeds from non-controlling interests	—	944	510
Amounts recognized in respect of government grants liability, net	(126)	(96)	(221)
Payments of share price protection recognized in business combination	—	—	(1,005)
Net cash provided by (used in) financing activities	677,726	804,249	(5,273)
(Decrease) increase in cash and cash equivalents	581,317	264,920	(165,000)
Cash and cash equivalents at beginning of the year	3,894	585,338	853,626
Effect of exchange rate fluctuations on cash and cash equivalents	127	3,368	(3,264)
Cash and cash equivalents at end of year	585,338	853,626	685,362

Non-cash transactions:
Property plant and equipment acquired on credit	25	249	52
Conversion of convertible notes and warrants to equity	4,886	2,830	—
Recognition of a right-of-use asset	1,421	1,919	15,196

(*)	reclassified

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

Note 1 – General

A.	Reporting Entity

Nano Dimension Ltd. (the “Company” or the “Group”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Ilan Ramon St., Ness Ziona, Israel. The consolidated financial statements of the Company as of December 31, 2022, comprise the Company and its subsidiaries in Israel, in the United States, in Switzerland, in Germany, in the United Kingdom, in the Netherlands and in Hong Kong (together referred to as the “Group”). The Company engages in advance additive manufacturing (also known as “3D”) solutions. Since March 2016, the Company’s American Depositary Shares (“ADSs”) have been trading on the Nasdaq Capital Market (“Nasdaq”). The ordinary shares of the Company were registered for trade on the Tel Aviv Stock Exchange (“TASE”). On May 20, 2020, the Company voluntary delisted its ordinary shares from the TASE.

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

(1) Effect of the spread of the coronavirus pandemic on the Group’s business

The outbreak of the coronavirus (COVID-19), and its spread in the world led to a global health and economic crisis. The spread of the virus in January 2020 affected most of the countries in the world. In response to this, the governments of the world, including in Israel, took defensive measures such as limiting movement between countries, isolation measures and reducing gatherings and movement, closures, restrictions on the operation of private businesses and government and municipal services, and more.

During the second quarter of 2021, there was an evident trend of recovery from the crisis, considering a high vaccination rate of the population. This recovery made it possible to ease travel restrictions at various destinations around the world, including return to normal business activity.

The Group has resumed operating on a full scale and estimates that it will be able to continue in its regular operation in the future as well.

The trend of recovery has been increasing, and it seems that the effect of the coronavirus in Israel and even in many parts of the world is on the wane. However, there is still a degree of uncertainty regarding the risks involved in the spread of the virus, considering the risk of discovering additional variants of the corona virus and the fear of the return of restrictions as a result.

(2) Change in interest curves and inflation expectations

As from 2021 inflation rates in Israel and the world have been rising – in 2021 the rate of change in the Consumer Price Index in Israel increased, an increase that continued also in 2022. Along with the worldwide rise in prices, central banks around the world decided to raise interest rates with the aim of curbing rising prices. The changes in interest rates and the rise in inflation rates had a significant effect on items in the financial statements as described in the following notes:

●	Note 20 on financial risks, with respect to linkage and currency risk.

●	Note 18 on employee benefits, with respect to remeasurement of actuarial liabilities.

(3) Russia-Ukraine war

In February 2022 the Russian army invaded Ukraine and began military operations in various areas, which resulted in damage to the population and infrastructures, displacement of civilians and disruption of economic activity in Ukraine. As a result of the Russian invasion of Ukraine, various countries, including the United States, Great Britain and certain EU countries, imposed significant economic sanctions on Russia (and in specific cases, also on Belarus). The sanctions are presently aimed at certain parties, such as Russian financial institutions, gas and oil companies, public and private entities originating from Russia, individuals connected to the Russian president, the Russian central bank, and more.

As of the date of these financial statements, the Company has no operating subsidiary which is organized under the laws of the Russian Federation and has no subsidiaries which are incorporated in other countries which are subject to economic sanctions on the Russian Federation. Furthermore, the Company’s subsidiaries are not a target of any sanctions. However, some of the Group companies, suffered an immaterial decrease in revenues (in comparison to the entire Group’s revenues).

(4) Acquisition of Subsidiaries

In the reporting period, the Group acquired 100% of the shares and voting interests of Global Inkjet Systems Ltd. (“GIS”) and Formatec Holding B.V. (“Formatec Holding”). For further information, see Note 9.

Note 2 – Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issue by the Company’s board of directors on March 29, 2023.

B.	Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates.

C.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following assets and liabilities:

●	Financial instruments, derivatives and other assets and liabilities measured at fair value through profit or loss;

●	Liabilities for cash-settled share-based payment arrangements;

●	Deferred tax assets and liabilities; and

●	Assets and liabilities for employee benefits.

For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies.

D.	Operating Cycle

The operating cycle period of the Group is 12 months.

E.	Use of estimates

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

–	Acquisitions of subsidiary

The Group measures the fair value of the consideration transferred (including contingent consideration) and fair value of the assets acquired and liabilities assumed, in business combination transactions. For information on details on fair value measurement in acquisition of subsidiaries, see Note 9 regarding business combinations.

–	Estimated impairment of non-financial assets

The Group examines on an annual basis whether there is an impairment of goodwill, intangibles and property, plant and equipment that are allocated to cash generating units, in accordance with the accounting policy presented in Note 3 below. Recoverable amounts of cash-generating units are determined on the basis of value-in-use calculations. These calculations require the use of estimates.

During 2021 and 2022, there has been a decline in the value of groups of cash-generating units to which goodwill is allocated. Given the recoverable amount of the said cash-generating units, determined on the basis of the value in use of the units, the goodwill, intangibles and property, plant and equipment relating to the groups of the said cash-generating units was reduced by approximately $40,523 and $140,290 in the years 2022 and 2021, respectively.

For information on key assumptions used in calculation of the recoverable amount, see Note 8.C regarding intangible assets and Note 7 regarding property, plant and equipment.

–	Fair value measurement of financial instruments

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

Note 3 – Significant Accounting Policies

The accounting policies of the Group set out below have been applied consistently for all periods presented in these consolidated financial statements and have been applied consistently by Group entities.

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

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is classified as a financial liability and remeasured at fair value at each reporting date, and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

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

(4) Below are details regarding the Consumer Price Index of the New Israeli Shekel (“NIS”) and the exchange rate of Euro, Swiss Franc (“CHF”) and British Pound (“GBP”):

	Consumer Price Index	Euro	CHF	NIS	GBP
December 31, 2022	108.00	1.07	1.08	0.28	1.20
December 31, 2021	102.60	1.13	1.09	0.32	1.35
December 31, 2020	101.10	1.22	1.13	0.31	1.36
Change in percentages:
Year ended December 31, 2022	5.26	(5.31)	(0.92)	(12.50)	(11.11)
Year ended December 31, 2021	1.48	(7.38)	(3.54)	3.23	(0.74)
Year ended December 31, 2020	(0.69)	8.93	9.71	6.90	3.03

C.	Financial instruments

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

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis. In these financial statements, no such election was made.

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income as described above, are measured at fair value through profit or loss. These assets are subsequently measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in profit or loss.

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

(4) Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in deferred expenses in the statement of financial position. The costs are deducted from equity upon the initial recognition of the equity instruments, or are amortized as financing expenses in the statement of income when the issuance is no longer expected to take place.

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

D.	Property plant and equipment

Property, plant and equipment are presented according to cost, including directly attributed acquisition costs, minus accumulated depreciation and losses from accrued decrease in value. Improvements and upgrades are included in the assets’ costs whereas maintenance and repair costs are recognized in profit and loss as accrued.

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

The estimated useful lives for the current and comparative periods are as follows:

%
Machinery and equipment (mainly 7%)	7 – 25
Computers	20 – 33
Office furniture and equipment	7 – 15
Leasehold Improvements	20 – 34
Printers leased to customers	25
Buildings	3.5

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

E.	Intangible assets

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

The group did not capitalize development expenses during the reporting years, due to that that the capitalization conditions, as stated above, were not met..

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

The estimated useful lives for the current period are as follows:

%
Technology	20 – 25
Customer relationships	11 – 25
Backlog	100

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

F.	Inventories

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

Goodwill acquired in a business combination is allocated to a group of cash-generating units, including those existing in the Group before the business combination, that are expected to benefit from the synergies of the combination. Therefore, the Group tests the goodwill acquired from the acquisitions of GIS and Formatec Holding, at the Group’s level, since the goodwill cannot be allocated to individual cash-generating units.

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

The Group accounts for a contract with a customer only when the following conditions are met:

a.	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them;

b.	The Group can identify the rights of each party in relation to the goods or services that will be transferred;

c.	The Group can identify the payment terms for the goods or services that will be transferred;

d.	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and

e.	It is probable that the consideration, to which the Group is entitled to in exchange for the goods or services transferred to the customer, will be collected.

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

Determining whether an arrangement contains a lease

On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

a.	The right to obtain substantially all the economic benefits from use of the identified asset; and

b.	The right to direct the identified asset’s use.

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

Other variable lease payments that are not included in the measurement of the lease liability are recognized in profit or loss in the period in which the event or condition that triggers payment occurs

Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever is earlier, as follows:

●	Buildings	1-8 years
●	Motor vehicles	3 years

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

Assets leased out by the Group

Leases in which the Group leases out assets are classified as operating or finance leases. Classification of the lease as a finance or operating lease depends on the substance of the transaction and is performed at the beginning of the lease and reassessed only in the event of a lease modification. Changes in estimates such as the length of the asset’s economic life or the residual value, or changes in circumstances, do not trigger reclassification of the lease.

When an arrangement includes lease components and non-lease components, the Group applies IFRS 15 “Revenue from Contracts with Customers” for allocating the contract consideration to its various components.

Leases that do not transfer substantially all the risks and rewards incidental to ownership of an underlying asset are classified as operating leases.

The Group recognizes operating lease payments as revenue on a straight-line basis over the lease term.

Initial direct costs incurred to obtain operating leases are added to the carrying amount of the underlying asset and recognized as an expense over the lease term on the same basis as the revenue from the lease.

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

In the statements of cash flows, interest paid is presented as part of cash flows from financing activities.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

N.	Income tax expense

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

Post-employment benefits for Essemtec AG’s (“Essemtec”) employee are treated as defined benefit plans. The net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset).

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

The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions, is adjusted to reflect the number of awards that are expected to vest.

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

P.	Amendments to standards not yet adopted

In February 2021, the IASB published an Amendment to IAS 1, “Presentation of Financial Statements: Disclosure of Accounting Policies” (“the Amendment”). According to the Amendment companies must provide disclosure of their material accounting policies rather than their significant accounting policies. Pursuant to the Amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements. The Amendment also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. The Amendment also clarifies that immaterial accounting policy information need not be disclosed. The Amendment is applicable for reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Group is examining the effects of the Amendment on the financial statements with no plans for early adoption.

Note 4.A– Cash and cash equivalent

	December 31,
	2021	2022
Denominated in NIS	72,190	37,812
Denominated in USD	753,320	639,318
Denominated in GBP	23,651	2,643
Denominated in euro	3,289	4,176
Denominated in CHF	1,095	1,380
Other	81	33
	853,626	685,362

Note 4.B – Restricted deposits

The Group has a restricted deposits of $910- $850 for the lease of its offices and labs and $60 for credit cards. The deposits are not linked and bear an annual interest rate of 0.01%-3.8%. The Group expects to lease its offices and labs for a period of more than a year, thus the restricted deposit was classified as a non-current asset. The restricted deposit for the credit cards was classified as a current asset.

Note 4.C – Bank deposits

The Group has unrestricted bank deposits of $346,663 (2021: $501,969), which are presented under current assets. The deposits bear an annual and fixed interest rate of between 0.52%-5%.

The deposits period is between 3 months to 2 years. The remaining period for the deposits as of December 31, 2022, is less than 12 months.

Note 5.A – Trade receivables

	December 31,
	2021	2022
Trade receivables	3,530	6,770
Provision for impairment (*)	(108)	(428)
	3,422	6,342

(*)	All impairment losses derive from contracts with customers.

Note 5.B – Other receivables

	December 31,
	2021	2022
Government authorities	1,093	2,495
Prepaid expenses	1,386	1,895
Others (*)	3,423	2,910
	5,902	7,300

Presented under current assets	5,902	6,491
Presented under non-current assets	—	809

(*)	In 2021: including deposit in escrow of $3,362 for a contingent liability recognized in the business combination of NanoFabrica Ltd. (“NanoFabrica”, See Note 9(B)(4)). The amount was released from escrow after the contingent consideration targets were not met.

Note 6 – Inventory

	December 31,
	2021	2022
Raw materials and work in progress (*)	7,028	14,924
Finished goods	4,171	4,476
	11,199	19,400

(*)	Some of the raw materials and work in progress is expected to be sold in a period longer than the operating cycle of the Company.

Note 7 – Property plant and equipment, net

	Machinery, equipment and vehicles	Computers	Office furniture and equipment	Leasehold improvements	Raw materials for property	Buildings	Total
Cost
As of January 1, 2021	5,871	592	250	1,757	—	—	8,470
Acquisitions through business combinations	1,686	325	110	592	—	—	2,713
Additions	1,545	1,078	461	423	439	6,064	10,010
Disposals	(646)	(122)	(25)	(193)	—	—	(986)
Effect of changes in exchange rates	34	(3)	(1)	—	—	—	30
As of December 31, 2021	8,490	1,870	795	2,579	439	6,064	20,237
Acquisitions through business combinations	391	65	120	43	—	—	619
Additions	3,125	2,075	677	3,543	—	20	9,440
Disposals	(464)	(23)	—	—	(439)	—	(926)
Effect of changes in exchange rates	267	(42)	(1)	(35)	—	(24)	165
As of December 31, 2022	11,809	3,945	1,591	6,130	—	6,060	29,535

Depreciation accrued
As of January 1, 2021	2,273	469	65	571	—	—	3,378
Additions	1,144	184	61	367	—	18	1,774
Disposals	(539)	(118)	(7)	(3)	—	—	(667)
Impairment loss	5,585	1,331	676	—	439	—	8,031
Effect of changes in exchange rates	27	4	—	—	—	—	31
As of December 31, 2021	8,490	1,870	795	935	439	18	12,547
Additions	99	496	74	838	—	205	1,712
Disposals	—	—	—	—	—	—	—
Impairment loss	3,343	1,552	696	4,326	(439)	—	9,478
Effect of changes in exchange rates	(123)	27	26	31	—	(6)	(45)
As of December 31, 2022	11,809	3,945	1,591	6,130	—	217	23,692

Carrying amount
As of December 31, 2021	—	—	—	1,644	—	6,046	7,690
As of December 31, 2022	—	—	—	—	—	5,843	5,843

During the year ended December 31, 2022, the Group acquired $52 of property and equipment on credit.

A.	Impairment loss

As part of the impairment testing of cash generating units, an impairment loss of property plant and equipment was recognized at the sum of approximately $9,478 (2021: $8,031). For further information regarding the impairment test, see Note 8.C.

Note 8 – Intangible assets

A.	Movement in carrying amount

	Goodwill	Technology	Development Costs	Other	Total
Cost
As of January 1, 2021	—	—	7,672	—	7,672
Acquisitions through business combinations	89,244	39,987	—	2,853	132,084
As of December 31, 2021	89,244	39,987	7,672	2,853	139,756
Acquisitions through business combinations	22,050	8,902	—	2,497	33,449
Effect of changes in exchange rates	—	(453)	—	48	(405)
As of December 31, 2022	111,294	48,436	7,672	5,398	172,800

Amortization and impairment losses
As of January 1, 2021	—	—	(3,232)	—	(3,232)
Amortization for the year	—	(3,189)	(775)	(301)	(4,265)
Impairment loss	(89,244)	(36,798)	(3,665)	(2,552)	(132,259)
As of December 31, 2021	(89,244)	(39,987)	(7,672)	(2,853)	(139,756)
Amortization for the year	—	(1,654)	—	(348)	(2,002)
Effect of changes in exchange rates	—	13	—	(10)	3
Impairment loss	(22,050)	(6,808)	—	(2,187)	(31,045)
As of December 31, 2022	(111,294)	(48,436)	(7,672)	(5,398)	(172,800)
Carrying amount
As of December 31, 2021	—	—	—	—	—
As of December 31, 2022	—	—	—	—	—

B.	Amortization

The current amortization of technology is allocated to the cost of revenues (in 2021 - also to the research and development expenses, net). The current amortization of development costs and backlogs (included in Other) is recognized in cost of revenues. Furthermore, the current amortization of trademarks (included in other) is recognized in selling and distribution expenses. Amortization is recognized on a straight-line basis, except for backlogs which are amortized when inventory is sold.

C.	Impairment testing for cash-generating units containing goodwill

For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to a group of cash-generating units, including those existing in the Group before the business combination, that are expected to benefit from the synergies of the combination. Therefore, the Group tests the goodwill acquired from the acquisition of GIS and Formatec Holding (2021: the goodwill acquired from the acquisition of DeepCube Ltd. (“DeepCube”), NanoFabrica and Essemtec), at the Group’s level, since the goodwill cannot be allocated to individual cash-generating units. Moreover, the Group recognized technology assets that were acquired in business combinations, as corporate assets that do not generate separate cash inflows and are utilized by more than one cash-generating unit. Those technology assets cannot be allocated reasonably and consistently to cash-generating units and therefore are allocated to the Group level.

The estimated recoverable amount of the cash generating units was based on the higher between the fair value less costs of disposal and the value-in-use of the Group. The value-in-use was determined by discounting the future cash flows to be generated from the continuing use of the Group, with the assistance of independent valuers. The carrying amount of the cash-generating units was determined to be higher than its recoverable amount and an impairment loss of $40,523 (2021: $140,290) was recognized. The impairment loss was allocated to goodwill, intangible assets and property plant and equipment, and is included in other expenses.

The estimated fair value less cost of sale of some property, plant and equipment assets and right of use assets was higher than its carrying amount, and therefore the impairment loss was not allocated to those assets.

Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rates, revenues terminal value growth rates and EBITDA (earnings before interest, tax, depreciation and amortization) margins. These assumptions are as follows:

(1) Discount rate

The discount rate was estimated based on an industry average weighted average cost of capital, without debt leveraging, and was estimated to 21% (2021: 20%). The discount rate is based on the risk-free rate for 20-year debentures issued by the government in the relevant market, and adjusted for a risk premium to reflect the increased risk of investing in equities, a small stock premium and a company specific risk premium.

(2) Revenues and revenues terminal growth rate

The Company’s estimated revenues are based on the Company’s budget, growth plans and available market information. Assumptions:

2022	2021
Revenues annual growth rate is expected to gradually decrease from 35.8% in 2023 to 21.5% in 2027.	Revenues annual growth rate is expected to gradually decrease from 33.33% in 2026 to 5% in 2029. From 2030 onward, revenues are expected to increase at an annual rate of 3%, which reflects the long-term growth rate assumed

(3) EBITDA margin

2022	2021
EBITDA margin is expected to gradually increase from negative 153.8% in 2023, to negative 47.6% in 2027.	EBITDA margin is expected to gradually increase from negative 280.7% in 2022 to 17.1% in 2030 onward, which represents the EBITDA margin assumed for the long-term. This estimation is supported by a sample of projected EBITDA margin of comparable companies, according to analyst reports

(4) Tax expense

In 2022, due to significant operating losses throughout the projection Period, no tax expenses was recognized. In 2021, the effective tax rate during the projection period was 16%.

Note 9 – Subsidiaries

A.	Details in respect of subsidiaries

Presented hereunder is a list of the Group’s subsidiaries:

Name of company	Principal location of the company’s activity	2021	2022
Nano Dimension Technologies Ltd.	Israel	100%	100%
Nano Dimension IP Ltd.	Israel	100%	100%
Nano Dimension USA Inc.	USA	100%	100%
Nano Dimension (HK) Limited	Asia-Pacific	100%	100%
Nano Dimension GmbH	Germany	100%	100%
J.A.M.E.S GmbH (1)	Germany	50%	50%
DeepCube Ltd. (2)	Israel	100%	(* )
NanoFabrica Ltd. (3)	Israel	100%	(* )
Essemtec AG (4)	Switzerland	100%	100%
Nano Dimension Swiss GmbH (5)	Switzerland	100%	100%
Global Inkjet Systems Ltd. (6)	UK	—%	100%
Formatec Holding B.V. (6)	Netherlands	—%	100%

(1)	On June 30, 2021, the Company signed an agreement with Hensoldt AG, under which the two companies agreed to jointly own and manage a joint venture company, named J.A.M.E.S GmbH (“JAMES”). The object of JAMES is the development of an electronic designer’s community that will exchange designs and methodologies for manufacturing, component integration, and materials for Printed Electronics (PE) and Additively Manufactured Electronics (“AME”). Although the Company owns 50% of JAMES and has 50% of their voting power, the Company’s management has determined that the Company controls JAMES, by virtue of an agreement with JAMES’s other shareholder (50%). This agreement gives the company the current ability to direct relevant activities of JAMES, among other things by giving the Company a casting vote in JAMES’s advisory board, which is the governing body that directs the relevant activities.

(2)	On April 22, 2021, the Group acquired 100% of the shares and voting interests in DeepCube. DeepCube operates in Machine Learning/Deep Learning (ML/DL) technology.
(3)	On April 26, 2021, the Group acquired 100% of the shares and voting interests in NanoFabrica. NanoFabrica operates in the additive manufacturing (AM) industry.
(4)	On November 2, 2021, the Group acquired 100% of the shares and voting interests in Essemtec. Essemtec produces equipment for placing and assembling electronic components on printed circuit boards.
(5)	Nano Dimension Swiss was incorporated by the Company in 2021 and its main activity is holding a property in Switzerland, which is rented to Essemtec.
(6)	See note 9B.
(*)	During 2022, the company has completed a merger of two of its subsidiaries, that are located in Israel. Nano Fabrica and DeepCube were merged into Nano Dimension Technologies (“Nano Dimension Technologies Ltd”). The merger was approved by the Israeli tax authorities.

B.	Acquisition of subsidiaries

Business combinations during 2022

(1)	Acquisition of GIS

On January 4, 2022, the Company acquired 100% of the shares and voting interests in GIS, a company incorporated under the laws of England & Wales. GIS is a developer and supplier of high-performance control electronics, software, and ink delivery systems. Taking control of GIS will enable the Group access to GIS’s technology and software, and will enable faster product development.

From the date of the acquisition until December 31, 2022, GIS contributed revenue of $11,726 and net loss of $25,402 to the Group’s results. If the acquisition had occurred on January 1, 2022, there would be no material differences to these amounts.

Consideration transferred

The following table summarizes the acquisition date fair value of each major class of consideration:

Cash	23,568
Deferred consideration	772
Earn-out cash consideration – Contingent consideration	5,196
Total consideration transferred	29,536

a)	Deferred consideration

The Company will pay GIS’s selling shareholders the amount of GBP 1,000 thousand (as of January 4, 2022, approximately $1,349) on April 1, 2024. The deferred consideration for shareholders who represent approximately 39% of the selling shareholders is contingent on their continued employment. Therefore, this amount is not part of the business combination, but of the employee benefits as described in note 18. Regarding the amendment of the Share Purchase Agreement in respect of deferred consideration see below.

b)	Earn-out cash consideration – Contingent Consideration

The Company will pay GIS’s selling shareholders earn-out payments, depending on certain targets, in an aggregate amount of up to GBP 7,000 thousand (“GIS earn-out consideration”) as follows:

(i)

EBITDA based earn-out (maximum of up to GBP 1,000 thousand of the GIS earn-out consideration) – In the event that GIS generates, during the fiscal year ending on March 31, 2022, EBITDA of at least GBP 396,458 (as of January 4, 2022, approximately $535) (“GIS EBITDA target”).

If the actual amount of EBITDA that was achieved by GIS during this period is equal to or lower than 50% of the GIS EBITDA target, then GIS’s selling shareholders shall not be entitled to receive any portion of the EBITDA based earn-out consideration.

If the actual amount of EBITDA that was achieved by GIS during this period is lower than the GIS EBITDA target but higher than 50% of the GIS EBITDA target, then GIS’s selling shareholders shall be entitled to a portion of the EBITDA-based earn-out consideration based according to this formula:

EBITDA consideration * (1 - (GIS EBITDA target - Actual EBITDA)*2/GIS EBITDA target).

(ii)

Gross profit based earn-out (maximum of up to GPB 3,000 thousand of the GIS earn-out consideration) – In the event that GIS generates, during the fiscal year ending on March 31, 2023, gross profit of at least GBP 6,962,322 (as of January 4, 2022, approximately $9,364) (“GIS gross profit target”).

If the actual gross profit that was achieved by GIS during this period is equal to or lower than GBP 5,569,858 (“GIS gross profit threshold”), then GIS’s selling shareholders shall not be entitled to receive any portion of the gross profit-based earn-out consideration.

If the actual gross profit that was achieved by GIS during this period is lower than GIS gross profit target but higher than the GIS gross profit threshold, then GIS’s selling shareholders shall be entitled to a portion of the GIS gross profit based earn-out consideration according to this formula:

Profit consideration * (1 - (GIS gross profit target – actual gross profit)*5/GIS gross profit target).

(iii)

Revenues based earn-out (maximum of up to GPB 3,000 thousand of the GIS earn-out consideration) – In the event that GIS generates, during the fiscal year ending on March 31, 2023, revenues of at least GBP 9,537,428 (as of January 4, 2022, approximately $12,869) (“GIS revenues target”).

If the actual revenues that was achieved by GIS during this period is equal to or lower than GBP 8,583,685 (“GIS revenues threshold”), then GIS’s selling shareholders shall not be entitled to receive any portion of the revenues based earn-out consideration.

If the actual revenues that was achieved by GIS during this period is lower than GIS revenues target but higher than the GIS revenues threshold, then GIS’s selling shareholders shall be entitled to a portion of the revenues-based earn-out consideration according to this formula:

GIS revenues consideration * (1 - (GIS revenues target – actual revenues)*10/GIS revenues target).

The earn-out consideration for shareholders who represent approximately 39% of the selling shareholders, is contingent on their continued employment. Therefore, this amount is not part of the business combination, but of the employee benefits as described in note 18.

In August 2022, the Company paid GBP 1,000 thousand ($1,163), after GIS surpassed the GIS EBITDA target.

Regarding the amendment of the GIS share purchase agreement in respect of contingent consideration see below.

Amendment to the deferred and Contingent Consideration

In July 2022, an amendment to the GIS share purchase agreement was signed, in which the terms of the deferred and contingent consideration were updated, as follows:

1) The deferred consideration will amount to GBP 750 thousand and will be paid on March 31, 2023 (except for one selling shareholder, as detailed below). There is no change in the condition that 39% of the selling shareholders are required to continued employment in order to be entitled to this consideration.

2) The remaining contingent consideration that has not yet been paid in the amount of up to GBP 6,000 thousand, will be reduced to amount of GBP 4,500 thousand and will be paid unconditionally on March 31, 2023 (except for one selling shareholder, as detailed below). There is no change in the condition that 39% of the selling shareholders are required to continue employment in order to be entitled to this consideration.

3) One selling shareholder (among the shareholders that are required to the continued employment) will receive his share of the updated deferred consideration on the following dates on the condition he remains employed: approximately GBP 522 thousand on June 30, 2023; approximately GBP 348 thousand on June 30, 2024; approximately GBP 435 thousand on June 30, 2025.

Regarding level 3 measurement of the contingent consideration before the amendment, that is not contingent on continued employment. See Notes 20(d)(2)(b) and 20(d)(3).

c)	Acquisition-related costs

The Group incurred acquisition-related costs of $1,094 of legal fees and due diligence costs. These costs have been included in general and administrative expenses.

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

Cash and cash equivalents	5,409
Inventories	3,396
Other current assets	1,199
Property and equipment, net	139
Technology	5,924
Customer relationships	548
Goodwill	14,580
Trade accounts payable	(12)
Other accounts payable and accrued expenses	(1,064)
Deferred tax	(583)
Total identifiable net assets acquired	29,536

Measurement of fair value

Below is information regarding the way the group determined the fair value of assets and liabilities recognized as part of the business combination:

a)

Intangible assets

The fair value of the technology asset is determined using the multi-period excess earnings method, whereby the subject asset is valued by the discounted net cash flows expected to be generated by the technology, after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of customer relationship asset is based on the cost saving method, whereby the subject asset is valued by the discounted estimated payments that are expected to be avoided as a result of the customer relationship being owned.

b)

Inventories

The fair value of inventories is determined based on estimated selling price in the ordinary course of business less estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

c)	Deferred revenues The fair value of deferred revenues is determined based on estimated costs to be incurred in order to fulfill the performance obligation exists.

The aggregate cash flows derived for the Group as a result of the acquisition:

Cash and cash equivalents paid	(23,568)
Cash and cash equivalents of the Subsidiary	5,409
(18,159)

Goodwill

The goodwill is attributable mainly to the skills and technical talent of GIS’s work force, its technology and the synergies expected to be achieved from integrating GIS into the Group’s existing 3D Technologies and business. None of the goodwill recognized is expected to be deductible for tax purposes.

(2)	Acquisition of Formatec Holding

On July 7, 2022, the Group acquired 100% of the shares and voting interests in Formatec Holding. Formatec Holding is the owner of two Dutch companies: Admatec Europe B.V. (“Admatec”) and Formatec Technical Ceramics B.V. (“Formatec”). Admatec and Formatec operate in the field of 3D printing of non-electronic components from ceramic and metallic materials. Admatec is a manufacturer and marketer of these types of 3D printers and provides various services in this field of printing. Formatec develops and sells printers and materials and provides printing services to customers, both of models and of final products (which may also be produced using traditional systems, and not necessarily using 3D printing). Taking control of Formatec Holding will enable the Group access to Admatec’s and Formatec’s technology and customers, and benefit from its experienced scientists and engineers.

From the date of the acquisition until December 31, 2022, Formatec Holding contributed revenue of $2,647 and loss of $12,293 to the Group’s results. If the acquisition had occurred on January 1, 2022, the unaudited consolidated pro forma revenue would have been $4,802, and the unaudited consolidated pro forma loss for the year would have been $12,347 (after impairment). In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2022.

Consideration transferred

The total consideration for the purchased Formatec Holding shares was paid in cash in the amount of approximately $13,611.

The Group incurred acquisition-related costs of $888 of legal fees and due diligence costs. These costs have been included in general and administrative expenses.

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

Cash and cash equivalents	712
Trade and other receivables	691
Inventory	827
Property and equipment, net	480
Right-of-use assets	627
Deferred tax asset	857
Customer relationships	1,690
Intangible assets	3,237
Goodwill	7,470
Trade and other payables	(1,275)
Lease liability	(434)
Deferred tax liabilities	(1,271)
Total identifiable net assets acquired	13,611

Measurement of fair value

The fair value of the intangible assets (Customer relationships, Technology and Backlog) is determined using the multi-period excess earnings method, whereby the subject asset is valued by the discounted net cash flows expected to be generated by the intangible asset, after deducting a fair return on all other assets that are part of creating the related cash flows.

The aggregate cash flows derived for the Group as a result of the acquisition:

Cash and cash equivalents paid	(13,611)
Cash and cash equivalents of the Subsidiary	712
(12,899)

Goodwill

The goodwill is attributable mainly to the skills and technical talent of Admatec’s and Formatec’s work force, their technology and the synergies expected to be achieved from integrating Admatec and Formatec into the Group’s existing business. Admatec and Formatec fit the Group’s target markets, and the combined offering will increase the number of applications that can be relevant for mass manufacturing. None of the goodwill recognized is expected to be deductible for tax purposes.

Business combinations during 2021

(3)	Acquisition of DeepCube

On April 22, 2021, the Group acquired 100% of the shares and voting interests in DeepCube. DeepCube operates in the Machine Learning/Deep Learning (ML/DL) industry. Taking control of DeepCube enabled the Group access to DeepCube’s unique technology, and to benefit from its experienced scientists and engineers.

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

In accordance with the terms of the acquisition agreement, additional ordinary shares of the Company will be issued to one founder of DeepCube, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founder. Hence these shares were not taken as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at $7,347, and are recognized as post-acquisition compensation cost. For further details on the replacement awards, see Note 19(C).

b)	Replacement of share-based payment awards

In accordance with the terms of the acquisition agreement, the Group exchanged equity-settled share-based payment awards held by employees of DeepCube (the acquiree’s awards) for equity settled share-based payment awards of the Company (the replacement awards). The details of the acquiree’s awards and replacement awards were as follows.

The acquiree’s awards were granted during the years 2018 to 2021 and were generally subject to a 4-years vesting schedule. The replacement awards were granted on the acquisition date, and are subject to a 3-years vesting schedule.

The fair value of the acquiree’s awards and the fair value of the replacement awards at the date of acquisition was $2,171. The consideration for the business combination includes $734 transferred to employees of DeepCube when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of $1,437 was recognized as post-acquisition compensation cost. For further details on the replacement awards, see Note 19(C).

c)	Share price protection

DeepCube’s shareholders, who hold 2,535,218 ordinary shares of the Company, had a price protection for a period of twelve months, based on a per share protection price which is the volume weighted average of the closing sale prices for one share of the Company as quoted on the Nasdaq over the thirty days immediately prior to the closing date, multiplied by 0.7. The fair value of the share price protection was measured using a Monte Carlo simulation analysis. On April 2022, the company paid DeepCube’s shareholders an amount of $6,355 for the share price protection and the liability was resolved.

d)	Acquisition-related costs

The Group incurred acquisition-related costs of $177 of legal fees and due diligence costs. These costs were included during 2021 in general and administrative expenses.

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

Measurement of fair value

For the valuation of the technology asset, the income approach: multi-period excess earnings method (“MEEM”) was used. The value of the asset was estimated based on the present value of the after-tax cash flows attributable only to that intangible asset. The MEEM approach comprises the following steps: (a) Forecasting revenues attributable solely to DeepCube’s technology; (b) Applying an appropriate operating margin to forecast sales; (c) Applying an appropriate tax charge to estimate post-tax cash flows; (d) Applying post-tax contributory asset charges to reflect the return required on other assets that contribute to the generation of the forecast cash flows; (e) Discounting the resulting net post-tax cash flows, using an appropriate discount rate to arrive at the net present value; and (f) Adding an amortization benefit based on the technology’s remaining useful life.

The aggregate cash flows derived for the Group as a result of the acquisition:

Cash and cash equivalents paid	(40,082)
Cash and cash equivalents of the Subsidiary	2,691
(37,391)

Goodwill

The goodwill was attributable mainly to the skills and technical talent of DeepCube’s work force, its technology and the synergies expected to be achieved from integrating DeepCube into the Group’s existing 3D Technologies and business. None of the goodwill recognized was expected to be deductible for tax purposes.

(4)	Acquisition of NanoFabrica

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

a)	Earn-out cash consideration – Contingent Consideration

The Company will pay NanoFabrica’s founders earn-out payments, depending on certain targets, in an aggregate amount of up to $3,362 (“NanoFabrica earn-out consideration”) as follows:

i.	Revenue based earn-out (50% of NanoFabrica earn-out consideration) – In the event that NanoFabrica generates, during the period commencing on June 1, 2021 and ending on May 31, 2022, revenues of at least $2,800 (“NanoFabrica Revenues Target”).

If the actual amount of revenue that was achieved by NanoFabrica during this period is equal to or lower than 75% of the NanoFabrica Revenues Target, then NanoFabrica’s founders shall not be entitled to receive any portion of the NanoFabrica revenue based earn-out consideration. If the actual amount of revenue that was achieved by NanoFabrica during this period is lower than the NanoFabrica revenues target but higher than 75% of the NanoFabrica revenues target, then the founders shall be entitled to a portion of the revenue-based earn-out based on this formula: NanoFabrica revenue consideration - (NanoFabrica revenue consideration * (1-revenues/NanoFabrica revenues target)*4).

ii.	Gross margin based earn-out (50% of NanoFabrica earn-out consideration) – In the event that NanoFabrica generates, during the period commencing on June 1 ,2021 and ending on May 31, 2022, gross margin of at least $1,740 (“NanoFabrica gross margin target”).

If the gross margin that was achieved by NanoFabrica during this period is equal to or lower than 41.33% of the NanoFabrica gross margin target, then NanoFabrica’s founders shall not be entitled to receive any portion of the gross margin-based earn-out consideration. If the gross margin that was achieved by NanoFabrica during this period is lower than the NanoFabrica gross margin target but higher than 41.33% of the NanoFabrica gross margin target then the founders shall be entitled to a portion of the gross margin-based earn-out consideration based on this formula: NanoFabrica gross margin consideration - (gross margin consideration * (1-margin/62%)*3).

The Group has included $1,367 as contingent consideration related to the additional consideration, which represents its fair value at the date of acquisition. The fair value of the contingent consideration was measured using a Monte Carlo simulation analysis. Against this liability, the Group has deposited in escrow an amount of approximately $3,362. As of December 31, 2021, the contingent consideration was reduced to zero, due to lack of expectations for meeting the targets. In 2022, NanoFabrica did not meet the targets, additional consideration was not paid and the amount that was held in escrow was returned to the Company.

b)	Equity instruments issued

The fair value of the ordinary shares issued was based on the listed share price of the Company at the date of acquisition. Some of the shares are subject to holdback restrictions, and were measured with discounts for lack of marketability.

In accordance with the terms of the acquisition agreement, additional ordinary shares of the Company will be issued to two founders of NanoFabrica, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founders. Hence these shares were not taken as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, is estimated at $10,941, and will be recognized as post-acquisition compensation cost. For further details on the replacement awards, see Note 19.

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

The fair value of the acquiree’s awards and the fair value of the replacement awards at the date of acquisition was $633. The consideration for the business combination included $171 transferred to employees of NanoFabrica when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of $462 was recognized as post-acquisition compensation cost. For further details on the replacement awards, see Note 19.

d)	Acquisition-related costs

The Group incurred acquisition-related costs of $230 on legal fees and due diligence costs. These costs were included in general and administrative expenses in 2021.

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
(20,759)

Goodwill

The goodwill was attributable mainly to the skills and technical talent of NanoFabrica’s work force, its technology and the synergies expected to be achieved from integrating NanoFabrica into the Group’s existing business. NanoFabrica fits the Group’s target markets, and the combined offering will increase the number of applications that can be relevant for mass manufacturing. None of the goodwill recognized was expected to be deductible for tax purposes.

(5)	Acquisition of Essemtec

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

Comprised of two loans – one of approximately $1,095, bearing interest of 3%, and the other of approximately $1,586, bearing interest of 1%.

b)	Earn-out cash consideration – Contingent Consideration

The Company will pay Essemtec’s shareholders earn-out payments, depending on certain targets, in an aggregate amount of up to CHF 8,900 (“Essemtec earn-out consideration”) as follows:

i.	EBITDA based earn-out (maximum of up to CHF 3,500 of the earn-out consideration) – In the event that Essemtec generates, during the fiscal year ending on December 31, 2021, EBITDA of at least CHF 2,000 (“Essemtec EBITDA target”).

If the actual amount of EBITDA that was achieved by Essemtec during this period is equal to or lower than 50% of the Essemtec EBITDA target, then Essemtec’s shareholders shall not be entitled to receive any portion of the EBITDA based earn-out consideration. If the actual amount of EBITDA that was achieved by Essemtec during this period is lower than the Essemtec EBITDA Target but higher than 50% of the Essemtec EBITDA Target, then Essemtec’s shareholders shall be entitled to a portion of the EBITDA earn-out based on this formula: EBITDA consideration * (1 - (Essemtec EBITDA Target - Actual EBITDA)*2/Essemtec EBITDA Target).

On May 2022, the Company paid CHF 3,500 ($3,644), after Essemtec surpassed the Essemtec EBITDA target.

ii.	Gross profit based earn-out (maximum of up to CHF 5,400 (as for December 31, 2022, approximately $5,841) of the Earn-Out Consideration) – In the event that Essemtec generates, during the fiscal year ending on December 31, 2022, gross profit of at least CHF 10,702,683 (as for December 31, 2022, approximately $11,576) (“Essemtec gross profit threshold”), the earn-out consideration will be paid as follows:

If the actual gross profit that was achieved by Essemtec during this period is equal to CHF 13,378,298 (as for December 31, 2022, approximately $14,470) (“Essemtec gross profit target”), then Essemtec’s shareholders shall be entitled to receive a gross profit based earn-out consideration of CHF 4,500 (as for December 31, 2022, approximately $4,867).

If the actual gross profit that was achieved by Essemtec during this period is lower than the Essemtec gross profit target but higher than the Essemtec gross profit threshold, then Essemtec’s shareholders shall be entitled to a portion of the gross profit earn-out based on this formula: CHF 4,500 thousand * (1 - (Essemtec gross profit target - Actual Gross Profit)*5/Essemtec gross profit target).

If the actual gross profit that was achieved by Essemtec during this period is greater than the Essemtec gross profit target, then Essemtec’s shareholders shall be entitled to a portion of the gross profit earn-out based on this formula (but not more than CHF 5,400 thousand): CHF 4,500 thousand * (1 + (Actual Gross Profit - Essemtec gross profit Target)/Essemtec Gross profit target).

Regarding subsequent measurement of the contingent consideration see note 20(D)(2)(a).

c)	Acquisition-related costs

The Group incurred acquisition-related costs of $230 in legal fees and due diligence costs. These costs have been included in general and administrative expenses.

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

Cash and cash equivalents	3,221
Trade receivables	2,270
Other short-term receivables	661
Inventories	10,172
Deferred tax assets	994
Property, plant and equipment	1,358
Right-of-use	47
Customer relationships	1,579
Technology	4,096
Trademark	1,085
Goodwill	12,225
Trade payable	(1,454)
Other current liabilities	(4,371)
Long-term liabilities	(6,518)
Shareholder’s loan (see note 9.B(5)(a))	(2,681)
Deferred tax liabilities	(1,374)
Lease liability	(47)
Total identifiable net assets acquired	21,263

The aggregate cash flows derived for the Group as a result of the acquisition:

Cash and cash equivalents paid	(15,152)
Cash and cash equivalents of the Subsidiary	3,221
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

Note 10 – Other payables

	December 31,
	2021	2022
Accrued expenses and other	2,678	4,899
Contract liabilities (*)	3,021	3,330
Lease liability	2,086	4,846
Employees and related liabilities	4,392	8,917
Government authorities	1,231	1,664
Current maturities in respect of government grants	428	494
	13,836	24,150

(*) (*) The contract liabilities as of December 31, 2021 contains an amount of $700 that was recognized during the reporting period.

Note 11 – Liability in respect of government grants

	2021	2022
Balance as of January 1	1,076	1,988
Increase through business combination	912	—
Amounts received during the year	217	—
Payment of royalties	(196)	(219)
Amounts recognized as an offset from research and development expenses	(118)	—
Revaluation of the liability	97	217
Balance as of December 31	1,988	1,986

Current maturities in respect of government grants	428	494
Long term liability in respect of government grants	1,560	1,492

During the years 2014 to 2022, the Company’s subsidiaries received several approvals from the Innovation Authority, to finance development projects in an aggregate amount of up to $8,745, while the Innovation Authority share of financing the aforesaid amount was in a range of 30% to 85% of expenditures. As of December 31, 2022, the Company received grants in the aggregate amount of $3,843. In consideration, the Company undertook to pay the Innovation Authority royalties in the rate of 3%-3.5% of the future sales up to the amount of the grants received. On the date on which the grants were received, the Group recognized a liability using a discount rate ranging between 19% to 30%.

Note 12 – Equity

A.	The Company’s share capital (in thousands of ordinary shares)

	Ordinary shares
	2021	2022
Issued and paid-up share capital as at December 31	257,376	258,564
Authorized share capital	500,000	500,000

Share capital (in thousands of shares of NIS 5 par value per share)

	Ordinary shares
	2021	2022
Issued as at January 1	172,052	257,376
Issued for cash during the period	74,100	—
Issued for purchase of companies during the period	7,162	—
Exercise of warrants during the period	2,690	—
Exercise of share options and RSUs during the period	1,372	1,188
Issued and paid-in share capital as at December 31	257,376	258,564

In February 2021, following approval of the general meeting of the Company’s shareholders, the Company increased its authorized share capital by NIS 1,250,000 thousand, such that the authorized share capital of the Company was NIS 2,500,000 thousand divided into 500,000,000 ordinary shares, par value NIS 5.00 each.

B.	Financing transactions

During 2020, the Company issued, pursuant to several public offerings in the United States, an aggregate of 163,542,447 ADSs and 430,000 pre-funded warrants (that were converted to ADSs during 2020). The total gross proceeds from the offerings were approximately $710,013, before deducting underwriting discounts and commissions and other offering-related expenses. The total net proceeds from the offerings, after deducting issuance expenses, were approximately $650,115. As a part of those offerings, the Company issued a total of 7,365,289 non-tradable warrants to the underwriters. The warrants are accounted for as share-based payment expenses, see also Note 19.

During 2021, the Company issued, pursuant to two public offerings in the United States, an aggregate of 74,100,000 ADSs. The total gross proceeds from the offerings were approximately $832,980, before deducting underwriting discounts and commissions and other offering-related expenses. The total net proceeds from the offerings, after deducting issuance expenses, were approximately $796,346. As a part of one of these offerings, the Company issued 1,137,500 non-tradable warrants to the underwriters. The warrants are accounted for as share-based payment expenses. See also Note 19.

C.	Treasury shares

As of December 31, 2022, the Company held 10,540 ordinary shares, constituting approximately 0.004% of its issued and paid up share capital. Regarding share repurchase plan after the reporting date, see note 24(b).

D.	Translation reserve from foreign operations

The movement in the Foreign currency translation reserve is as follows:

		For the year ended December 31,
		2021	2022
	Currency	Thousand USD
Net change in foreign currency translation reserve for:
GIS	GBP	—	(1,221)
Admatec-Formatec	EURO	—	302
Essemtec	CHF	(2)	114
Other		(22)	(19)
		(24)	(824)

Note 13 – Revenues

	For the year ended December 31
	2020	2021	2022
Consumables	554	1,631	5,487
Support services	654	1,117	3,217
Sales of systems	2,191	7,250	34,929
Research and development services	—	495	—
Total revenue	3,399	10,493	43,633

Revenues per geographical locations:

	For the year ended December 31
	2020	2021	2022
America	1,263	2,513	14,309
Asia Pacific	1,362	743	4,361
Europe and Israel (*)	774	7,237	24,963
Total revenue	3,399	10,493	43,633

(*)	The Company combined all revenues into the Europe and Israel geography, due to immateriality of the amounts.

Timing of revenue recognition:

	For the year ended December 31
	2020	2021	2022
Goods and services transferred over time	654	1,074	3,217
Goods transferred at a point in time	2,745	9,419	40,416
Total revenue	3,399	10,493	43,633

The table below provides information regarding receivables and contract liabilities deriving from contracts with customers.

	For the year ended December 31
	2021	2022
Trade receivables	3,422	6,342
Contract liabilities	3,021	3,330

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

Note 14 – Cost of revenues

	For the year ended December 31
	2020	2021	2022
Raw materials, auxiliary materials and consumables	772	3,585	15,915
Salaries, wages and related expenses	293	1,412	7,180
Other	499	733	1,848
Total	1,563	5,730	24,943

Note 15 – Further detail of profit or loss

	For the year ended December 31
	2020	2021	2022
A. Research and development expenses, net
Payroll	4,849	14,604	35,638
Share-based payment expenses	1,682	14,238	17,424
Materials	940	2,764	6,881
Subcontractors	258	2,864	10,344
Patent registration	160	441	506
Depreciation	1,588	5,697	3,038
Rental fees and maintenance	173	559	642
Other	249	637	1,290
	9,899	41,804	75,763
Less – government grants	(21)	(118)	—
	9,878	41,686	75,763
B. Sales and marketing expenses
Payroll	3,336	8,283	20,057
Share-based payment expenses	1,990	8,569	8,616
Marketing, advertising and commissions	577	4,053	5,057
Rental fees and maintenance	201	365	392
Travel abroad	235	749	2,567
Depreciation	223	318	1,502
Other	35	376	642
	6,597	22,713	38,833

C. General and administrative expenses
Payroll	1,377	2,880	9,321
Share-based payment expenses	16,837	6,974	4,940
Fees	22	33	17
Professional services	1,064	6,993	9,701
Office expenses	386	1,065	2,704
Travel abroad	44	461	743
Depreciation	76	210	563
Rental fees and maintenance	46	97	286
Other	435	931	2,182
	20,287	19,644	30,457
D. Finance income
Revaluation of liability in respect of government grants	75	25	—
Exchange rate differences	123	3,444	—
Revaluation of liabilities (*)	—	10,608	4,516
Bank interest	248	3,832	18,449
	446	17,909	22,965
Finance expense
Exchange rate differences	—	—	16,135
Bank and institutions fees	28	70	148
Finance expense in respect of lease liability	390	237	180
Revaluation of financial assets at FV through profit and loss (**)	—	—	62,791
Revaluation of financial liabilities (*)	12,825	—	—
Revaluation of liability in respect of government grants	—	121	217
	13,243	428	79,471

(*)	See Note 20 regarding financing transactions that included issuance of financial instruments accounted at fair value through profit and loss.

(**)	See note 20(F) regarding investment in securities measured at fair value through profit and loss.

Note 16 – Income Tax

A.	Corporate tax rate

The tax rate relevant to the Company in the years 2020 to 2022: 23%

On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

B.	Benefits under the Law for the Encouragement of Industry (Taxes)

a.	The Company and some of its subsidiaries qualify as “Industrial Companies” as defined in the Law for the Encouragement of Industry (Taxes) – 1969, and accordingly they are entitled to benefits, of which the most significant are, under limited conditions, the possibility of submitting consolidated tax returns with related Israeli companies and amortization in three equal annual portions of issuance expenses when registering shares for trading as from the date the shares of the company were registered.

b.	The Company and certain subsidiaries are submitting a consolidated tax return to the tax authorities in accordance with the Law for the Encouragement of Industry (Taxes) – 1969. As a result, the companies are, inter alia, entitled to offset their losses from the taxable income of other companies, subject to compliance with certain conditions.

C.	Description of the implications of the tax laws applicable to affiliated companies incorporated outside of Israel

The Group companies operating outside of Israel are subject to the tax laws applicable in the countries of residence and the activity of those companies. The tax rate applicable to material companies outside of Israel are: Companies incorporated in Switzerland (varies from canton to canton) - tax rate of 12.44% (the relevant canton). Company incorporated in UK - tax rate of 19% until March 31, 2023 and 25% from April 1, 2023, onward. Companies incorporated in Netherlands - tax rate of 25.8% for taxable income above Euro 395,000 and tax rate of 15% for taxable income up to Euro 395,000. Company incorporated in US - tax rate of 21%.

D.	Composition of income tax expense (income)

	Year ended December 31
	2020	2021	2022
Current tax expense	—	107	845
Deferred tax income	—	(5,013)	(581)
Income tax expense (income)	—	(4,906)	264

E.	Deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

	Intangible assets and inventories	Employee benefits	Carryforward tax losses	Total
Balance of deferred tax asset (liability) as at January 1, 2021	—	—	—	—
Deferred tax asset (liability) acquired in business combinations	(7,117)	516	2,359	(4,242)
Changes recognized in profit or loss	6,881	—	(1,868)	5,013
Balance of deferred tax asset (liability) as at December 31, 2021	(236)	516	491	771

	Intangible assets and inventories	Employee benefits	Carryforward tax losses	Total
Balance of deferred tax asset (liability) as at January 1, 2022	(236)	516	491	771
Deferred tax asset (liability) acquired in business combinations	(2,966)	—	1,968	(998)
Changes recognized in profit or loss	3,073	5	(2,497)	581
Changes recognized in OCI	96	(373)	38	(239)
Balance of deferred tax asset (liability) as at December 31, 2022	(33)	148	—	115

F.	Theoretical tax

The main reconciliation between the theoretical tax on the pre-tax profit and the tax expense drives from temporary differences and tax losses for which deferred taxes are not created.

G.	Tax assessments

The Company has final tax assessments until and including the 2017 tax year.

Nano Dimension Technologies Ltd has final tax assessments until and including the 2017 tax year.

H.	Accumulated losses for tax purposes and other deductible temporary differences

As of December 31, 2022, the Group has a net operating loss for tax purposes of approximately $272,535, most of which is originated in the company, and approximately $21,000 is originated in Nano Dimension Technologies Ltd, and capital loss for tax purposes of approximately $938, of which $586 is originated from the Company.

Essemtec, which operates in Switzerland, has approximately $8,110 accumulated loss as of December 31, 2022.

As of December 31, 2022, the Group has deductible temporary differences in the amount of approximately $49,000, relating to funding expenses and research and development expenses which are deductible over a period of three years for tax purposes.

The Group has not recognized a tax asset for the aforesaid losses and deductible temporary differences, except deferred tax of $115 recognized by Essemtec, due to the uncertainty regarding the ability to utilize those losses and deductible of temporary differences in the future.

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

J.

During 2022, the Company completed a merger of two of its subsidiaries, that are located in Israel. Nano Fabrica and DeepCube were merged into Nano Dimension Technologies Ltd. The merger was approved by the Israeli tax authorities.

Note 17 – Loss per share

Basic loss per share

The calculation of basic loss per share as at December 31, 2022 was based on the loss attributable to the owners of the company divided by a weighted average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31
	2020	2021	2022
Weighted average number of Ordinary Shares (thousands of shares)	42,947	247,335	257,794
Loss attributable to the owners of the Company (thousands USD)	48,494	200,777	227,423

Weighted average number of ordinary shares:

	Year ended December 31
	2020	2021	2022
	Thousands of shares of NIS 5.0 par value	Thousands of shares of NIS 5.0 par value	Thousands of shares of NIS 5.0 par value
Balance as at January 1	4,179	172,052	257,376
Effect of share options exercised	9	2,558	418
Effect of warrants exercised	1,184	575	0
Effect of conversion of notes	1,236	0	0
Effect of shares issued during the year	36,339	72,150	0
Weighted average number of ordinary shares used to calculate basic loss per share as at December 31	42,947	247,335	257,794

Diluted loss per share

The calculation of diluted loss per share as at December 31, 2022 was based on loss attributable to the owners of the company divided by a weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Loss attributable to owners of the company (diluted)

	Year ended December 31
	2020	2021	2022
Loss used to calculate basic loss per share	48,494	200,777	227,423
Changes in fair value of share price protection liability	—	3,783	—
Changes in fair value of warrants classified as liabilities	—	456	227
Loss attributable to ordinary shareholders	48,494	205,016	227,650

Weighted average number of ordinary shares (diluted)

	Year ended December 31
	2020	2021	2022
	Thousands of shares of NIS 5.0 par value	Thousands of shares of NIS 5.0 par value	Thousands of shares of NIS 5.0 par value
Weighted average number of ordinary shares used to calculate loss per share	42,947	247,335	257,794
Effect of share price protection on issue	0	702	0
Effect of warrants issued	0	95	96
Weighted average number of ordinary shares used to calculate diluted loss per share as at December 31	42,947	248,132	257,890

In 2022, 63,478,648 options and warrants (in 2021: 55,817,296 and 2020: 22,810,291) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

Note 18 – Employee Benefits

Employee benefits include post-employment benefits, short-term benefits, and share-based payments.

As regards to share-based payments, see Note 19 on share-based payments.

As regards to benefits to key management employees, see Note 23 on related and interested parties.

A.	Composition of employee benefits:

	December 31,	December 31,
	2021	2022
Presented under current liabilities – other payables:
Short-term employee benefits (*)	4,525	8,917
Total	4,525	8,917

Presented under non-current liabilities – employee benefits:
Long term employee benefits	—	274
Recognized liability for defined benefit plan, net	4,145	1,188
Total	4,145	1,462

(*) reclassified

Following note 9(B)(1), the amounts detailed above include 39% of the deferred and contingent consideration arises from acquisition of GIS, for selling shareholders that require continued employment in order to be entitled to this consideration, in the amount of $1,120 and $274 in short-term and in long-term, respectively.

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

1.	Plan assets

As of December 31, 2022, plan assets were comprised of qualifying insurance policies of $12,913 (December 31, 2021: $11,671).

2.	Movement in net defined benefit liabilities (assets) and in their components

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
	2021	2022	2021	2022	2021	2022
Balance as of January 1	—	15,816	—	(11,671)	—	4,145
Included in profit or loss						—
Current service cost	—	487	—	—	—	487
Interest cost (income)	—	61	—	(45)	—	16
Administrative cost	—	21	—	—	—	21
Included in other comprehensive income
Actuarial loss (gain) arising from Financial assumptions	—	(3,529)	—	—	—	(3,529)
Actuarial loss (gain) arising from Other assumptions	—	721	—	—	—	721
Return on plan assets excluding interest income	—		—	(51)	—	(51)
Effect of movements in exchange rates	(91)	(112)	67	14	(24)	(98)
Other movements
Contributions paid by the employer	—	—	—	(524)	—	(524)
Contributions paid by the employees and plan participants	—	1,950	—	(1,950)	—	—
Benefits paid	—	(1,314)	—	1,314	—	—
Changes from business combinations and loss of control	15,907	—	(11,738)	—	4,169	—
Balance as of December 31	15,816	14,101	(11,671)	(12,913)	4,145	1,188

3.	The defined benefit liability is attributed to the plans’ participants as follows:

- Active members: 95% (2021: 94%)

- Pensioners: 5% (2021: 6%)

4.	Actuarial assumptions and sensitivity analysis

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2021	2022
	%	%
Discount rate as of December 31	0.4	2.35
Future salary growth	1	1.25
Interest rate on the savings account	0.75	1.75
Price inflation	1	1.25
Social security increase	0	1.25
Future pension growth	0	0

Assumptions regarding future mortality are based on published statistics and mortality tables (BVG 2020 generational).

The calculation of the defined benefit obligation is sensitive to the mortality assumptions in accepted mortality tables. As a result, an increase of one year in average life would cause an increase in the defined benefit obligation of $2,022 as of December 31, 2022.

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	December 31,
	0.5 percentage point increase		0.5 percentage point decrease
	2021	2022	2021	2022
Future salary growth	100	50	(96)	(49)
Discount rate	(1,173)	(884)	1,350	1,001

5.	Effect of the plan on the Group’s future cash flows

The Group expects $540 in contributions to be paid to the funded defined benefit plan in 2023.

At December 31, 2022, the weighted-average duration of the defined benefit obligation was 13.6 years (2021: 15.9)

Note 19 – Share-based payment

A.	During 2020, the Company granted to employees, officers and consultants 6,930,000 non-tradable share options and RSUs, which are exercisable into 5,400,000 ordinary shares. The share options vest over a period of three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date in consideration for an exercise price ranging between $0.70 to $4.12 for each share option. Some of the share options include a cashless exercise mechanism.

During 2020, the Company granted to underwriters in public offerings in the U.S. an aggregate of 7,365,289 warrants, which are exercisable into 7,365,289 ordinary shares. The exercise prices range between $0.875 to $9.375 for each warrant. The warrants are exercisable 6 months from the issuance date and expire 5 years after the issuance date.

During 2021, the Company granted to employees, officers and consultants 10,967,162 non-tradable share options and RSUs, which are exercisable into 10,967,162 ordinary shares. The share options vest over a period of three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price ranging between $0 to $7.50 for each share option. Some of the share options include a cashless exercise mechanism.

During 2021, the Company granted to underwriters in public offering in the U.S. an aggregate of 1,137,500 warrants, which are exercisable into 1,137,500 ordinary shares. The exercise price is $11.875 for each warrant. The warrants are exercisable 6 months from the issuance date and expire 4 years after the issuance date.

During 2022, the Company granted to employees, officers and consultants 13,555,000 non-tradable share options and RSUs, which are exercisable into 13,555,000 ordinary shares. The share options and the RSUs vest over a period of three to four years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price ranging between $0 to $ 3.79 for each share option. Some of the share options include a cashless exercise mechanism.

B.	In July 2020, the Company issued non-tradable share options to purchase 440,000 ordinary shares to directors of the Company at an exercise price of $0.70 per share. The share options are vested over a period of no more than 3 years from the grant date. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date.

In March 2020, the Company issued options to purchase 294,828 ADSs to Yoav Stern, the Company’s Chief Executive Officer (“CEO”), with an exercise price of $1.09 per ADS. 99.9% of the options vest at the grant date, and the remaining options will vest 3 years after the grant date.

In August 2020, following the approval of our shareholders, in consideration for his services as the Company’s CEO, and as appropriate incentive, the Company entered a private placement of warrants (the “Stern Transaction”) with its CEO, Mr. Yoav Stern. In consideration of $150,000, the Company issued to Mr. Stern warrants to purchase 6,880,402 ADSs of the Company. The warrants have an exercise price of $0.75 per ADS, will vest over a period of two and a half years and will expire after 7 years. Simultaneously with the issuance of the warrants, Mr. Stern forfeited options to purchase 581,000 ADSs, previously granted to him, as described above. In addition, as long as Mr. Stern is employed by the Company or is a member of the Company’s board of directors, Mr. Stern may invest an additional amount up to $50,000 to buy Series B Warrants, in an amount equal to 10% of the Company’s fully diluted capital. The exercise price per ADS under the Series B Warrants will be the average of the daily volume weighted average price of the ADSs for the 10 consecutive trading days ending on the trading day that is immediately prior to the date of the applicable notice to purchase the Series B Warrants. The grant of the warrants was treated as a modification of the terms of equity-classified share-based payment under IFRS 2. The fair value of the grant was measured at the grant date in an amount of approximately $18,700 and is recorded as share-based compensation expenses through the vesting period. In the same general meeting that approved the Stern Transaction, the Company’s shareholders approved the amended terms of compensation of the Company’s CEO. In February 2021, Mr. Stern exercised 30% of the series A warrants. In May 2021, Mr. Stern invested $50,000 and received 27,742,103 Series B Warrants. The exercise price of the Series B Warrants is $6.16 per ADS.

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

In June 2022, the Company issued 210,000 RSUs to directors of the Company. The RSUs vest over a period of three years from the grant date.

In November 2022, the Company issued 75,000 RSUs to directors of the Company. The RSUs vest over a period of three years from the grant date.

In September 2022, the Company re-priced the share options granted to a small group of certain employees, directors and senior management, after receiving approval to do so from the Israeli tax authorities. In accordance with the repricing, every two old share options will be converted into one RSU, without an exercise price. The vesting period of the new RSUs will be 4 years. As a result of this modification, there was an increase in the fair value of the equity instruments granted, measured immediately before and after the modification. Hence, the Company measured the incremental fair value granted, and recognized it over the period from the modification date until the date when the modified equity instruments vest.

C.	On April 22, 2021, the Group acquired 100% of the shares and voting interests in DeepCube. After the acquisition, one of DeepCube’s founders continued to work at DeepCube, in the role of Chief Technology Officer. In accordance with the terms of the acquisition agreement, 892,465 ordinary shares of the Company will be issued to this founder, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founder. Hence these shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at $7,756, and will be recognized as post-acquisition compensation cost.

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

D.	On April 26, 2021, the Group acquired 100% of the shares and voting interests in NanoFabrica. In accordance with the terms of the acquisition agreement, 1,178,008 ordinary shares of the Company will be issued to NanoFabrica’s founders, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founders. Hence these shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at $10,941, and will be recognized as post-acquisition compensation cost.

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

E.	The fair value of share options is measured using the Black-Scholes formula or the Binomial pricing model. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average volatility of the Company’s shares, over the expected term of the options), expected term of the options (based on general option holder behavior and expected share price), expected dividends, and the risk-free interest rate (based on government debentures).

The following is the data used in determining the fair value of the equity instruments granted in 2020 to 2022:

	19.A, C. and D-Consultants and Employees	19.B- Directors and CEO
Number of equity instruments granted in the last 3 years	39,954,951	36,978,505
Fair value in the grant date (thousands USD)	125,857	21,708
Range of share price (USD)	2.03-9.38	1.38-6.52	[1]
Range of exercise price (USD)	0 to 3.79	0-9.33
Range of expected share price volatility	0-129.2%	93.62%-125.9%
Range of estimated life (years)	4-7	4-7.07
Range of weighted average of risk-free interest rate	0-3.8%	0.29%-1.33%
Expected dividend yield	—	—
Outstanding as of December 31, 2022	27,630,207	34,532,431
Exercisable as of December 31, 2022 (from grants granted in 2020-2022)	2,398,972	33,120,886

F.	The number of share options and RSUs granted to employees and consultants, and included in Note 19.A are as follows:

	2021		2022
	Share option programs	Replacement awards	Share option programs	Replacement awards
Outstanding at January 1	12,603,828	—	20,768,200	254,409
Granted during the year	11,850,252	254,409	13,555,000	—
Exercised during the year	(2,351,420)	—	(1,084,331)	(116,362)
Forfeited or expired during the year	(1,334,460)	—	(3,204,932)	(40,907)
Share Options Exchange	—	—	(2,500,870)	—
Outstanding at December 31	20,768,200	254,409	27,533,067	97,140
Exercisable as of December 31	7,337,388		2,398,972

The number of share options granted to directors and the CEO included in Note 19.B are as follows:

	2021	2022
Outstanding at January 1	8,839,482	34,410,284
Granted during the year	27,873,103	285,000
Exercised during the year	-2,147,454	-20,418
Forfeited or expired during the year	-154,847	-142,435
Outstanding at December 31	34,410,284	34,532,431
Exercisable as of December 31	30,631,203	33,120,886

G.	The share-based payments expenses in 2022 were $32,563 (in 2021: $29,782, in 2020: $20,502).

Note 20 – Financial instruments

A.	Risk management policy

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

The cash of the Group is deposited in Israeli, European and U.S. banking corporations. In the estimation of the Group’s management, the credit risk for these financial instruments is low. The Company had bank accounts and deposits with Silicon Valley Bank, most of which were drawn and transferred to other banks in March 2023. As of the reporting date, the remaining cash and deposits balance in Silicon Valley Bank is immaterial.

In the estimation of the Group’s management, it does not have any material expected credit losses.

C.	Currency risk

A currency risk is the risk of fluctuations in a financial instrument, as a result of changes in the exchange rate of the foreign currency.

The following is the classification and linkage terms of the financial instruments of the Group:

	NIS	USD	Other (*)	Total
December 31, 2022
Cash	37,812	639,318	8,232	685,362
Bank deposits	100,289	246,374	—	346,663
Restricted deposits	524	386	—	910
Trade receivables (net)	46	1,867	4,429	6,342
Other receivables	1,817	3,150	2,333	7,300
Investment in securities	—	114,984	—	114,984
	140,488	1,006,079	14,994	1,161,561
Financial liabilities at amortized cost	(11,545)	(9,851)	(16,340)	(37,736)
Total net financial assets (liabilities)	128,943	996,228	(1,346)	1,123,825

December 31, 2021
Cash	72,190	753,320	28,116	853,626
Bank deposits	80,457	421,512	—	501,969
Restricted deposits	569	80	—	649
Trade receivables (net)	36	130	3,256	3,422
Other receivables	4,240	806	856	5,902
	157,492	1,175,848	32,228	1,365,568
Financial liabilities at amortized cost	(10,392)	(3,623)	(7,096)	(21,111)
Total net financial assets (liabilities)	147,100	1,172,225	25,132	1,344,457

The following is a sensitivity analysis of changes in the exchange rate of the NIS as of December 31, 2022:

Profit (loss) from the change
Increase at a rate of 5%	6,447
Increase at a rate of 10%	12,894
Decrease at a rate of 5%	(6,447)
Decrease at a rate of 10%	(12,894)

D.	Fair value of financial instruments

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

December 31, 2022
	Level 1	Level 2	Total
Financial assets:
Traded shares	114,984	—	114,984
Total assets:	114,984	—	114,984
Financial liabilities:
Liability in respect of warrants	—	69	69
Contingent consideration in business combination	—	4,982	4,982
Total liabilities	—	5,051	5,051
Presented under current liabilities	—	4,982	4,982
Presented under non-current liabilities	—	69	69

December 31, 2021
	Level 2	Level 3	Total
Financial liabilities:
Liability in respect of warrants	3,697	—	3,697
Share price protection for previous shareholders of Subsidiary acquired	5,768	—	5,768
Contingent consideration in business combination	—	8,792	8,792
Total liabilities	9,465	8,792	18,257
Presented under current liabilities	6,118	8,792	14,910
Presented under non-current liabilities	3,347	—	3,347

(1)	Details regarding fair value measurement at Level 2

(a)	Warrants Issued in February 2019

In February 2019, the Company issued, as part of a public offering in the United States, 1,600,000 non-tradable warrants with an exercise price of $8.625 per ADS and term of 5 years. In certain cases, the warrants may be exercised on a cashless basis. Therefore, the warrants are accounted for as derivative instruments which are classified as a liability and measured at fair value through profit or loss.

Since the offering certain rights were exercised. As of December 31 2022, 1,316,010 warrants remained outstanding.

The fair value of the warrants was measured as of December 31, 2022 and December 31, 2021, at an amount of approximately $6 and $3,057, respectively.

The fair value of the warrants was measured using the Black-Scholes model. The following inputs were used to determine the fair value:

Expected term of warrant (a) – 1.1 years (2021: 2.1 years).

Expected volatility (b) – 48.5% (2021: 152.4%).

Risk-free rate (c) – 4.7% (2021: 0.7%).

Expected dividend yield – 0%.

(a) Based on contractual terms.

(b) Based on the historical volatility of the Company’s ordinary shares and ADSs.

(c) Based on traded zero-coupon U.S. treasury bonds with maturity equal to expected terms.

(b)	Warrants Issued in September 2019

In August 2019, the Company issued, as part of a securities purchase agreement of convertible promissory notes, non-tradable warrants to purchase 62,668,850 ADSs. The warrants had an variable exercise price, equal to 125% of the conversion price of the convertible promissory notes, and will be exercisable upon the six-month anniversary of issuance and will expire five years from the date of issuance.

The warrants have been classified as a financial liability that are measured at fair value through profit and loss as neither the exercise price nor the number of shares to be issued is fixed.

On February 4, 2020, the Company agreed to amend the exercise price of the warrants to $1.914 per ADS, and the Company and the investors agreed to terminate substantially all remaining warrants, besides warrants to purchase 95,620 ADSs.

The fair value of the warrants was measured as of December 31, 2022 and December 31, 2021, at an amount of approximately $63 and $290, respectively.

The fair value of the warrants was measured using the Black-Scholes model. The following inputs were used to determine the fair value:

Expected term of warrant (a) – 1.68 years (2021: 2.68 years).

Expected volatility (b) – 48.15% (2021: 138.50%).

Risk-free rate (c) – 4.48% (2021: 0.83%).

Expected dividend yield – 0%.

(a) Based on contractual terms.

(b) Based on the historical volatility of the Company’s ordinary shares and ADSs.

(c) Based on traded zero-coupon U.S. treasury bonds with maturity equal to expected terms.

(c)	Share price protection for previews shareholders of subsidiary acquired

On April 22, 2021, the Group acquired 100% of the shares and voting interests in DeepCube. The consideration transferred included a share price protection. According to which, DeepCube’s Shareholders, who held 2,535,218 ordinary shares of the Company, had a price protection for a period of twelve months, based on a per share protection price which is the volume weighted average of the closing sale prices for one share of the Company as quoted on the Nasdaq over the thirty days immediately prior to the Closing Date, multiplied by 0.7.

As of December 31, 2021, the fair value of the share price protection in the amount of $5,768 was determined by external valuers using a Monte Carlo simulation analysis. The following inputs were used to determine the fair value at December 31, 2021:

Share price protection period (a) – 0.31 years.

Expected volatility (b) – 56.89%.

Risk-free rate (c) – 0.09%.

Share price – $3.80.

Expected dividend yield – 0%.

(a) Based on contractual terms.

(b) Based on the historical volatility of the Company’s ordinary shares and ADSs.

(c) Based on traded zero-coupon U.S. treasury bonds with maturity equal to expected terms.

In April 2022, the Company paid an amount of $6,355 and the liability was extinguished.

(2)	Details regarding fair value measurement at Levels 3

(a)	Contingent consideration in Essemtec’s acquisition

On November 2, 2021, the Group acquired 100% of the shares and voting interests in Essemtec. The consideration transferred has included earn-out cash considerations payments. For further details on Essemtec earn-out consideration, see note 9(B)(5).

As of December 31 2021, the fair value of the contingent consideration was determined by external valuers. The fair value of the earn-out cash payments was measured using a Monte Carlo simulation analysis. The following inputs were used to determine the fair value:

Essemtec’s underlying EBITDA– CHF 2,100-2,500.

Risk neutral probability of EBITDA – 21% (positive), 31% (neutral), 47% (negative)

Essemtec’s underlying gross profit – CHF 13,502-17,360.

Risk neutral probability of gross profit – 1% (positive), 11% (neutral), 89% (negative).

Risk free rate – (0.73%).

In May 2022, the Company paid CHF 3,500 thousand ($3,644), after Essemtec surpassed the Essemtec EBITDA target.

As of December 31, 2022, the fair value of the contingent consideration was determined by an external valuer. The valuation was presented to the Company’s management. The fair value of the earn-out cash payment, at the amount of $4,982, was measured by discounting the expected earn-out payment based on the actual gross profit results recorded by Essemtec in the fiscal year ended December 31, 2022. Therefore, the measurement of the liability was transferred from level 3 to level 2. The following inputs were used to determine the fair value:

Essemtec’s underlying gross profit – approximately CHF 13,850.

Risk free rate – 0.96%.

(b)	Contingent consideration in GIS’s acquisition

On January 4, 2022, the Group acquired 100% of the shares and voting interests in GIS. The consideration transferred included earn-out cash considerations payments. For further details on the GIS earn-out consideration, see note 9(B)(1). The GIS earn-out consideration for shareholders who represent approximately 61% of the selling shareholders, is not contingent on their continued employment and therefore is measured as contingent consideration in business combination.

In August 2022, the Company paid $709 (to the 61% of the shareholders as detailed above), after GIS surpassed the GIS EBITDA target.

In July 2022, an amendment to the GIS share purchase agreement was signed, in such a way that the liability will be paid unconditionally. Therefore, the measurement of the liability was transferred from level 3 to being measured at amortized cost based on discount rate of 6.3%.

(3)	Level 3 financial instruments carried at fair value

The table hereunder presents a reconciliation from the opening balance to the closing balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

	2021	2022
	Contingent consideration in business combinations
Balance as of January 1	—	(8,792)
Arising from business combinations (*)	(10,159)	(5,196)
Net changes in fair value (unrealized)	1,367	1,948
Payment	—	4,353
Transfers out of level 3	—	7,687
Balance as of December 31	(8,792)	—

(*)	2022:

See Note 9.B(1) regarding acquisition of GIS for information in relation to the contingent consideration liability at the amount of $5,196 arising from business combination.

2021:

See Note 9.B(4) regarding acquisition of NanoFabrica for information in relation to the contingent consideration liability at the amount of $1,367 arising from business combination.

See Note 9.B(5) regarding acquisition of Essemtec for information in relation to the contingent consideration liability at the amount of $8,792 arising from business combination.

(4)	Sensitivity analysis for share price

If the share price had increased in 10%, the fair value of the warrants issued in February 2019 would have increased in approximately $4,793. If the share price had decreased in 10%, the fair value of the warrants would have decreased by approximately $2,883.

E.	Liquidity risk

The table below presents the repayment dates of the Group’s financial liabilities based on the contractual terms in undiscounted amounts:

	First year	More than a year	Total
December 31, 2022
Trade payables	3,722	—	3,722
Other payables	18,810	—	18,810
Financial derivatives and deferred consideration	8,798	69	8,867
Lease liabilities	4,846	12,374	17,220
Other long-term liability	363	1,011	1,374
Liability in respect of government grants	494	1,492	1,986
	37,033	14,946	51,979
December 31, 2021
Trade payables	2,833	—	2,833
Other payables	11,322	—	11,322
Financial derivatives	14,910	3,347	18,257
Lease liabilities	2,086	3,336	5,422
Other long-term liability	417	1,104	1,521
Liability in respect of government grants	428	1,560	1,988
	31,996	9,347	41,343

F.	Share price risk

During 2022 the Group acquired shares of Stratasys Ltd. (“Stratasys”), a technology company traded on the Nasdaq Stock Exchange and engaged in the 3D printing solutions area, for an amount of $177,775. As of December 31, 2022, the Company owns 9,695,115 of Stratasys’s shares, with a value of approximately $114,984 which constitute approximately 14.5% of the Stratasys’s shares. Therefore. a revaluation loss was recorded in amount of $62,791. A change of 1% in Stratasys’ share price would have increased (decrease) profit or loss by the amount of $1,150.

On July 24, 2022, Stratasys’s Board of Directors approved a poison pill mechanism, which will block the possibility of controlling or having a significant influence on Stratasys without the approval of Stratasys’s Board of Directors. In accordance with the approved poison pill, when there will be a shareholder who owns 15% of Stratasys, every other shareholder will be entitled to purchase a new share issued to such shareholder by Stratasys at a price of $0.01 per share, and in this way will be able to dilute the shareholder who owns 15%, which is not entitled to this right, unless the purchase of the shares that reached the 15% threshold was approved by the Stratasys’s board of directors. The poison pill is valid for one year, until July 24, 2023.

See also Note 24.D regarding a non-binding offer to acquire Stratasys for $18.00 per share.

Sensitivity analysis for Stratasys’s share price

If Stratasys’s share price had increased by 10%, the fair value of the Group’s investment would have increased in approximately $11,498. If the share price had decreased by 10%, the fair value of the investment would have decreased by approximately $11,498.

Note 21 – Leases

A.	Information regarding material lease agreements

a.	The Group leases vehicles for approximately three-year periods from several different leasing companies and from time to time changes the number of leased vehicles according to its current needs. The leased vehicles are identified by means of license numbers and the vehicle’s registration, with the leasing companies not being able to switch vehicles, other than in cases of deficiencies. The leased vehicles are used by the Group’s headquarter staff, marketing and sales persons and other employees whose employment agreements include an obligation of the Group to put a vehicle at their disposal. The Group accounted for the arrangement between it and the leasing companies as a lease arrangement in the scope of IFRS 16 “Leases” and for the arrangement between it and its employees as an arrangement in the scope of IAS 19, “Employee Benefits”. The agreements with the leasing companies do not contain extension and/or termination options that the Group is reasonably certain to exercise.

A lease liability and right-of-use asset in the amount of $319 have been recognized in the statement of financial position as at December 31, 2022 in respect of leases of vehicles.

b.	The Group leases offices in Ness- Ziona from Africa-Israel for a period of up to five years under a few different contracts for four different floors used for offices, labs and manufacturing facilities, at the same building. The contractual periods of the aforesaid lease agreements end in December 2023, August 2024, November 2026 and July 2027. During the reporting period the Group signed new lease agreements in Ness-Ziona, mainly for its R&D department. The Group also leases offices in Hong-Kong. The contractual period of the aforesaid lease agreement ends in March 2024. The Group also signed a lease agreement for offices in Waltham, Massachusetts, U.S, for a contractual period of seven years, which ends in February 2029. An old lease agreement for offices in Florida was terminated. The Group signed a five years agreement for its Germany office in Munich. A lease liability and right-of-use asset of $14,419 have been recognized in the statement of financial position as at December 31, 2022 in respect of new leases of offices, in order to expand the current headquarters of the Group.

The lease payments in some of the Group’s leases in Israel and Germany are linked to the local consumer price indexes known on the lease’s date of inception. The revaluation of the lease payments was recognized as a right-of-use asset. The asset was adjusted by the amount of $459 in 2022.

The Group has the options to extend some of its lease agreements. In measuring the lease liability and the right-of-use asset, the Group did not take into account those options since under the current management those options are not reasonably certain to be exercised.

c.	A lease liability and right-of-use asset of $627 have been recognized as part of the business combination of Formatec Holding. For more information, see Note 9.B(2).

B.	Right-of-use assets:

	Buildings	Vehicles	Total

Balance as at January 1, 2021	3,078	91	3,169
Acquisition through business combinations	948	47	995
Depreciation	1,359	(15)	1,344
Disposals	70	178	248
Additions	1,595	324	1,919
Balance as at December 31, 2021	4,192	299	4,491
Acquisition through business combinations	627	—	627
Depreciation	3,349	221	3,570
Disposals	95	58	153
Additions	14,419	319	14,738
Remeasurement	459	—	459
Currency	(52)	(1)	(53)
Balance as at December 31, 2022	16,201	338	16,539

C. Lease liabilities

Maturity analysis of the Group’s lease liabilities:

	December 31,	December 31,
	2021	2022
Maturity analysis of the Group’s lease liabilities:
Less than one year	2,086	4,846
One to five years	3,336	12,189
Above 5 years	—	185
Total	5,422	17,220

D. Amounts recognized in profit or loss

	2020	2021	2022
Interest expenses on lease liability	390	237	180
Expenses relating to leases	925	1,592	3,723
	1,315	1,829	3,903

During the years ended December 31, 2022 and 2021, the Company paid a total of $4,151 and $1,494, respectively, for lease payments.

Note 22 - Contingent liabilities

On December 12, 2022, the Company was served with a motion (the “Motion”), requesting the discovery of documents. The Motion was filed with the Tel Aviv District court (Economic Department) by the Company’s shareholder, Mr. Kfir Sapir (the “Plaintiff”). The Plaintiff asserted that the Company’s acquisition of DeepCube did not accurately reflect the acquired company’s value. Furthermore, the Plaintiff claimed that there were flaws in the approval process for the acquisition during the meeting of the Company’s board of directors, which allegedly resulted in a breach of the directors’ fiduciary duties. Additionally, the Plaintiff contended that the Company had undervalued DeepCube in its financial reports for 2021, suggesting that the acquired company had no worth to begin with. The Company submitted its response to the Motion on March 6, 2023, in which it rebutted the claims made in the Motion and contended that the Motion should be dismissed for lack of standing, as the Plaintiff is not a shareholder, and for failure to meet the threshold requirements, as he did not approach the Company’s board of directors before filing the Motion. In addition, the Company addressed the substance of the Motion and contended that the acquisition had received all necessary approvals and is entitled to the defense of the business judgment rule under the Israeli corporate law. The Company also argued that the Plaintiff had failed to demonstrate any connection between the reduction of DeepCube’s value in the 2021 financial reports and the acquisition, or to establish that the acquisition had caused any financial loss. Furthermore, the Plaintiff had not shown that the Motion would benefit the Company or that it had been brought in good faith. A hearing regarding the Motion has been scheduled for April 17, 2023.

Regarding claims and notions submitted after the reporting period, see note 24.

Note 23 – Transactions and balances with related parties

A. Balances with related parties

	December 31,
	2021	2022
Other payables	330	387

B. Shareholders and other related parties benefits

	Year ended on December 31,
	2020	2021	2022
Salaries and related expenses- related parties employed by the Group (*)	18,252	13,629	10,185
Number of related parties	5	7	8
Compensation for directors not employed by the Group	2,204	3,951	374
Number of directors	6	8	7

(*)	The 2022 figures include share-based payment expenses of $7,333,000.

C. On July 7, 2020, following approval of the general meeting of the Company’s shareholders, the Company granted options to purchase 1,000,000 ADSs to officers and an additional 440,000 ADSs to directors of the Company at an exercise price of $0.70 per ADS.

D. On July 7, 2020, the Company issued warrants to the Company’s CEO. See note 19.B. In February 2021, Mr. Stern exercised 30% of the series A warrants. In May 2021, Mr. Stern invested $50,000 and received 27,742,103 Series B Warrants. The exercise price of the Series B Warrants is $6.16 per ADS.

E. In August 2020, the Company issued warrants to the Company’s director, Mr. Yaron Eitan, See Note 19.B.

F. On April 22, 2021, the Company acquired 100% of the shares and voting interests in DeepCube. The founders of DeepCube are Mr. Eli David and Mr. Yaron Eitan (through his holding in Anaknu LLC (“Anaknu”), of which he is one of the shareholders). Mr. Eli David and Mr. Yaron Eitan were directors of the Company. Mr. Eli David also continued to work at DeepCube after the acquisition, in the role of Chief Technology Officer.

For further details on the transaction, see Note 9.B.

For the sale of their holdings in the company, the founders received the following consideration (Mr. Eli David and Anaknu in aggregate):

1.	Cash payments - $19,420.

2.	Payment in equity instruments to Anaknu 1,339 thousand ordinary shares in the fair value of $11,682. Those shares are entitled to a share price protection mechanism for a period of 12 months, whose fair value at the transaction date was $9,551, and as of December 31, 2022, was $5,768.

3.	Post-acquisition compensation cost 892 thousand ordinary shares, with a share price protection mechanism for a period of 12 to 36 months, subject to conditions related to the continued employment of Mr. Eli David. These shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at the transaction date at $7,756.

For the year ended December 31, 2022, $3,286 of the share-based compensation was recognized as share based payment expenses.

G. In November 2021, the Company acquired 100% of the shares and voting interests of Essemtec. In addition, the Group acquired, through Nano Dimension Swiss, from a third party, the property from which Essemtec’s facilities are operated. Hence, as of the end of November 2021, Essemtec rents its offices from Nano Dimension Swiss under terms similar to those that Essemtec rented the facilities from the third party that owned the facilities before this acquisition.

H. On May 25, 2021, following approval of the general meeting of the Company’s shareholders, the Company granted options to purchase 131,000 ADSs to directors of the Company with exercise prices ranging from $7.69 to $9.33 per ADS.

I. In May 2021, the Company granted options to purchase 3,000,000 ADSs to officers of the Company at an exercise price of $6.00 per ADS. In addition, the Company granted options to purchase 1,000,000 ADSs to an officer of the Company, subject to certain change-of-control events, which have not occurred during the reporting period.

J. In January 2022, the Company granted options to purchase 400,000 ADSs to an officer of the Company at an exercise price of $3.79 per ADS.

K. In June 2022, the Company granted 210,000 RSUs to directors of the Company.

L. In August 2022, the Company granted 1,270,000 RSUs to officers of the Company.

M. In September 2022, the Company replaced options to purchase 3,241,737 ADSs granted before to certain officers and directors of the Company with 1,620,869 RSUs.

N. In November 2022, the Company granted 75,000 RSUs to directors of the Company. In addition, the Company granted 500,000 RSUs to an officer of the Company.

Note 24 – Events after the reporting date

A.	After the reporting period, in January 2023, the Group granted to employees and officers 1,557,000 RSUs. The RSUs represent the right to receive ordinary shares at a future time and vest over a period of three to four years. Also, in March 2023, the Group granted to employees and officers 615,000 options and RSUs. The options and RSUs represent the right to receive ordinary shares at a future time and vest over a period of three to four years.

B.	After the reporting period, in January 2023, the Company adopted a rights plan (“Rights Plan”). The Rights Plan encourages anyone seeking to gain a significant interest in the Company to negotiate directly with the Company’s board of directors prior to attempting to control or significantly influence the Company. Further to those goals, the rights under the Rights Plan may cause substantial dilution to a person or group that acquires beneficial ownership of 10% or more of the Company’s Ordinary Shares then outstanding or any existing holder of 10% or more of the beneficial ownership of the Ordinary Shares who shall acquire any additional Ordinary Shares.

C.	After the reporting period, during February and March 2023, the Company put into action its previously announced share repurchase plan, allowing the Company to invest up to $100,000 to repurchase its ADSs. Until the reporting date, the Company invested a total of $18,200 in this share repurchase plan.

D.	After the reporting period, in March 2023, the Company made a non-binding offer to acquire Stratasys for $18.00 per share in cash. The Company currently owns approximately 14.5% of Stratasys’ outstanding shares and has been its largest shareholder since July 2022. Pursuant to the offer, the Company would acquire the remaining Stratasys shares for a total consideration of approximately $1,100,000 in cash. In March 2023, Stratasys rejected the Company’s offer. After Stratasys’ rejection, the Company submitted a revised offer and increased its offer to $19.55 per ordinary share in cash.

E.	After the reporting period, in February 2023, one of the Company’s shareholders, Murchinson Ltd. (“Murchinson”), filed an ex parte motion for temporary relief in the Lod District Court against the Company. Murchinson claimed that, as joint owners of more than 5% of the Company’s shares, they had the right to demand a special general shareholders meeting. Murchinson sought a temporary injunction ex parte to prevent the Company from allocating additional shares, citing the Form S-8 that the Company filed with the Securities and Exchange Commission (“SEC”) on January 27, 2023. On February 15, 2023, a hearing was held, after which, the court advised Murchinson to withdraw its motion and that the Company will agree not to argue that Murchinson is not entitled to convene the special general shareholder meeting solely due to the exercising of the options under the Form S-8. On February 16, 2023, the parties accepted the court’s proposal and withdrew their respective motions. The court asked Murchinson to confirm whether it still maintained its claim, and on February 23, 2023, Murchinson announced that it did. As a result, further proceedings were scheduled to investigate the matter, including a hearing that will take place on June 18, 2023.

In February 2023, the Company submitted a statement of claim against Murchinson to the Lod District court, in which the Company requested that the court declare that the special general shareholders meeting convened by Murchinson for March 20, 2023, does not comply with the requirements of the law, the Company’s articles of association, and the depositary agreement with the Bank of New York Mellon. The Company also requested to charge Murchinson with expenses for filing this statement of claim for a sum of $10,000. The hearing for this topic will take place on June 18, 2023.

F.	After the reporting period, in March 2023, the Company initiated litigation (the “Complaint”) in the Southern District Court of New York alleging claims against Murchinson Ltd. (“Murchinson”), Anson Advisors, Inc. (“Anson”), Boothbay Fund Management, LLC, (“Boothbay”) and their affiliates (together, “Defendants”). The Complaint alleges that Defendants improperly engaged in coordinated efforts to acquire a large stake in the Company and interfere with its business operations, in violation of U.S. securities laws, New York law, and pertinent contracts governing the Company’s American Depository Shares. The Complaint further alleges that Defendants’ conduct was in violation of Section 13(d) of the U.S. Exchange Act and constituted breach of contract, tortious interference with prospective business relationships, and unjust enrichment. The Complaint further seeks to require Defendants to correct their allegedly false and misleading disclosures to the U.S. Securities and Exchange Commission; enjoin Defendants from additional misconduct with respect to the Company and its securities; and for the Company to recover from the Defendants compensatory and punitive damages, among other relief. At this time, (i) the Defendants have not made any counterclaims against the Company with respect to the matters subject of the Complaint or related thereto; and (ii) the Court has not yet set a schedule for the resolution of this matter.

G.	After the reporting period, in January and March 2023, the Company’s board of directors approved an acceleration of vesting of unvested options and RSUs in case of change of control, as well as in other special circumstances, to several employees and executives.