Form 20-F
period 2023-12-31
Nano Dimension Ltd.
filed 2024-03-21
CIK 1643303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Yoav Stern

Chief Executive Officer

+972-073-7509142

yoav.stern@nano-di.com

2 Ilan Ramon

Ness Ziona

7403635 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares each representing one Ordinary Shares par value NIS 5.00 per share (1) Ordinary Shares, par value NIS 5.00 per share (2)	NNDM	Nasdaq Capital Market
Rights to Purchase American Depository Shares, each American Depositary Share representing one Ordinary Share, par value NIS 5.00 per share	NNDM	Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

238,596,545 Ordinary Shares, par value NIS 5.00 per share, as of December 31, 2023.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer	☐
		Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐ No ☒

i

INTRODUCTION

Our vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly and economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere. Our technology strategy is rooted in the application of deep learning based artificial intelligence, or AI, to drive improvements in manufacturing capabilities by using self-learning and self-improving systems, along with the management of a distributed manufacturing network via the cloud.

We were incorporated under the laws of the State of Israel in December 1960. On March 7, 2016, American Depositary Shares, or ADSs, representing our Ordinary Shares, commenced trading on the Nasdaq under the symbol “NNDM.” Each one (1) ADS currently represents one (1) Ordinary Share. All descriptions of our ADS herein, including ADS amounts and per ADS amounts, are presented after giving effect to the ratio change.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Nano Dimension” refer to Nano Dimension Ltd. and its subsidiaries, Global Inkjet Systems Ltd., or GIS, a United Kingdom corporation, Nano Dimension Technologies Ltd., or Nano Tech, an Israeli corporation, Essemtec AG, or Essemtec and Nano Dimension Swiss GmbH, or Nano Swiss, Swiss corporations, Formatec Holding B.V., or Formatec Holding, Admatec Europe B.V., or Admatec, and Formatec Technical Ceramics B.V., or Formatec, Dutch corporations, Nano Dimension USA Inc., or Nano USA, a Delaware corporation, Essemtec USA, LLC, a Delaware limited liability company, Nano Dimension GmbH, or Nano Germany and Essemtec Deutschland GmbH, German corporations, Nano Dimension Australia Pty Ltd., or Nano Australia, an Australian corporation, Nano Dimension (HK) Limited, a Hong Kong corporation, Essemtec France SAS, a French corporation, Nano Dimension NY Ltd., a New York corporation, and Nano Dimension Trading (Shenzhen) Ltd., a Chinese corporation.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekel. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 5.00 per share. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	changes in our strategy;

●	the impact of competition and new technologies;

●	shareholder activism;

●	the overall global economic environment;

●	projected capital expenditures and liquidity;

●	litigation; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

A. [Reserved]

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

Summary of Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

●	We invest significant resources in research and development of our products and anticipate that we may continue to incur losses until we are able to commercialize our products at a greater scale;

●	Although we generate revenues from the sale of our current products, we may never be profitable; and

●	Our non-financial assets may lead to impairments in the future.

Risks Related to Our Business and Industry

●	We have been engaged, and will continue to engage, in mergers and acquisitions to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers or acquisitions;

●	We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs;

●	We depend on the commercial success of selling our advanced manufacturing products and services and we may not be able to successfully scale up their commercialization; and

●	We may not be able to successfully manage our planned growth and expansion.

Risks Related to Our Intellectual Property

●	Lack of patent protection may hinder our market competitiveness and failure to safeguard trade secrets could enable competition to use our proprietary information;

●	Inability to maintain effective proprietary rights for our products, may affect our ability to compete effectively; and

●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Risks Related to the Ownership of the ADSs or our Ordinary Shares

●	As a “foreign private issuer” we follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Risks Related to Israeli Law and Our Operations in Israel

●	As our headquarters and some of our operations are located in Israel, we could be adversely affected by the implications of political, economic and military instability in Israel;

●	Provisions of Israeli law, our amended and restated articles of association and our rights agreement may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders;

●	Our operations are subject to currency and interest rate fluctuations; and

●	We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

General Risk Factors

●	Raising additional capital would cause dilution to holders of our securities, and may affect the rights of existing shareholders;

●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business;

●	We may be subject to securities litigation, which is expensive and could divert management attention; and

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our ADSs or Ordinary Shares, the price and trading volume of our ADSs or Ordinary Shares could decline.

Risks Related to Our Financial Condition and Capital Requirements

We invest significant resources in research and development of our products and anticipate that we may continue to incur losses until we are able to commercialize our products at a greater scale.

Since the date of our inception, and as of December 31, 2023, we have incurred net losses of approximately $591 million.

Between 2014 and 2022, we devoted a significant amount of our financial resources to develop our products and in our acquisitions. Since the beginning of 2023, we have also devoted substantial efforts in the development of new consumables for our machines, mainly inks. We have financed our current operations primarily through the issuance of equity securities. The amount of our future net losses and our ability to finance our operations will depend, in part, on completing the development of our products, the rate of our future expenditures, our ability to generate significant revenues from the sales of our products and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We are working on reducing our operational and other expenses; however, we anticipate that our expenses may increase substantially if and as we:

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

Although we generate revenues from the sale of our current products, we may never be profitable.

We began commercializing our products in the fourth quarter of 2017. Our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products, including consumables. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	completing development of our products, specifically new consumables;

●	penetrating new geographies and markets;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products to support market demand for our products;

●	launching and commercializing products, specifically consumables, either directly or with a collaborator or distributor;

●	addressing any competing technological and market developments;

●	identifying, assessing, acquiring and/or developing new products;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

●	attracting, hiring and retaining qualified personnel.

Our non-financial assets may lead to significant impairments in the future.

We review our cash-generating units, or CGUs, for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such CGUs may not be recoverable. In those cases, an impairment to our non-financial assets, including intangible assets and property, plant and equipment might be recognized. The amount of goodwill, intangible assets and property, plant and equipment on our consolidated balance sheet may increase following acquisitions or other collaboration agreements. Changes in market conditions or other changes in the future outlook of value may lead to significant impairments in the future.

The market price of our ADSs has been, and may continue to be, highly volatile, and such volatility could cause the market price of our ADSs to decrease and could cause you to lose some or all of your investment in our ADSs.

During 2023, the market price of our common stock fluctuated from a high of $3.28 per ADS to a low of $2.21 per ADS, has fluctuated even more in past years and our share price continues to fluctuate. The market price of our ADSs may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

●	our ability to grow our revenue and customer base;

●	the announcement of new products or product enhancements by us or our competitors;

●	variations in our and our competitors’ results of operations;

●	successes or challenges in any future collaborative, licensing, or other arrangements or alternative funding sources;

●	developments in the additive manufacturing of electronics, additive manufacturing, surface-mount technology, industrial digital printing and printed electronics (PE) industries;

●	future issuances of ADSs or other securities;

●	the addition or departure of key personnel;

●	announcements by us or our competitors of acquisitions, investments or strategic alliances;

●	general market conditions and other factors, including factors unrelated to our operating performance;

●	the Israel-Hamas war; and

●	shareholder activism.

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

A portion of our cash is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held in non-interest-bearing and interest-bearing operating accounts may exceed the Federal Deposit Insurance Corporation, or FDIC, insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. The FDIC took control of one such banking institution, Silicon Valley Bank, or SVB, on March 10, 2023 though we did not lose any assets due to this event. The FDIC also took control of Signature Bank on March 12, 2023, though we do not hold any accounts at this bank.

On March 13, 2023, the U.S. Federal Reserve announced that account holders would not bear the loss of SVB’s collapse and since that time, we have been able to make payments and move all of the funds held in SVB to other banks in the United States. Thus, we do not view the risk as material to our financial condition. However, as the FDIC continues to address the situation with SVB, Signature Bank and other similarly situated banking institutions, the risk of loss in excess of insurance limitations has generally increased. Any material loss that we may experience in the future could have an adverse effect on our ability to pay our operational expenses or make other payments and may require us to move our accounts to other banks, which could cause a temporary delay in making payments to our vendors and employees and cause other operational inconveniences.

Risks Related to Our Business and Industry

We have been engaged, and will continue to engage, in mergers and acquisitions to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers or acquisition.

As part of our growth and product diversification strategy, we have engaged in mergers and acquisitions and will continue to evaluate opportunities to acquire or invest in other businesses or existing businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. For example, we acquired all of the issued and outstanding share capital of DeepCube and NanoFabrica in April 2021, all of the issued and outstanding share capital of Essemtec in November 2021, all of the issued and outstanding share capital of GIS in January 2022, all of the issued and outstanding share capital of Formatec Holding in July 2022. In addition, we have purchased all of the intellectual property assets of The Plastic Economy, D.B.A. Additive Flow, or Additive Flow, a U.K.-based company, in August 2023. Mergers or acquisitions, such as the DeepCube, NanoFabrica, Essemtec, GIS, Formatec Holding share acquisitions, and the Additive Flow asset acquisition that we have entered into and may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

●	problems integrating the acquired operations, technologies or products into our existing business and products;

●	diversion of management’s time and attention from our core business;

●	adverse effect on our existing business relationships with customers;

●	need for financial resources above our planned investment levels;

●	failures in realizing anticipated synergies;

●	difficulties in retaining business relationships with suppliers and customers of the acquired company;

●	risks associated with entering markets in which we lack experience;

●	risks with respect to impairment charges following acquisitions;

●	potential loss of key employees of the acquired company; and

●	potential write-offs of acquired assets.

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

Additionally, from March through May 2023, we made several non-binding offers to acquire all of the outstanding ordinary shares of Stratasys Ltd., or Stratasys. After not proceeding with these offers to acquire all ordinary shares, we made a series of special tender offers from May through July 2023 to acquire at least 51% of the outstanding shares, inclusive of the 14.1% that we already owned. The offers were dependent on a number of closing conditions being met. As these conditions were not met, we did not complete the special tender offers. In December 2023, we made an additional offer to buy all remaining shares of Stratasys, which has not yet been accepted, for $16.50 per share. The proposal was subject to the completion of a satisfactory confirmatory due diligence process and the negotiation and execution of a mutually satisfactory definitive acquisition agreement. There is no guarantee that the offer will be accepted or that an acquisition will be completed. Even if it is, the acquisition may deplete our cash and our resources. Additionally, a potential acquisition would require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

As a part of our strategy, acquisitions are a key pillar. Our failure to invest/acquire on favorable terms and failure to realize expected results from investments and acquisitions may adversely affect our revenue growth and profitability.

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

The markets in which we operate are subject to rapid and substantial innovation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Our ability to compete in the additive manufacturing, industrial digital printing and electronics manufacturing markets will depend, in large part, on our future success in enhancing our existing products and developing new additive manufacturing solutions and consumables that will address the increasingly sophisticated and varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis or otherwise gain market acceptance.

It is possible that new systems and technologies that we develop may supplant our existing systems or that our competitors may create highly competitive systems to ours. As a result, our existing products may be less economically beneficial.

We depend on the commercial success of selling our advanced manufacturing products and services and we may not be able to successfully scale up their commercialization.

We have invested significant efforts and financial resources in the research and development of our products. Our performance will depend highly on our ability to commercialize our products successfully and the degree of market acceptance of our products and solutions. We cannot assure you that our commercialization efforts will lead to a meaningful, continued increase in sales of our products.

We may not be able to successfully manage our planned growth and expansion.

We expect to continue to make investments across our portfolio of products and services along with our go-to-market platform that engages and delivers these to customers. Our annual operating expenses may increase as we invest in sales and marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Our failure to expand operational and financial systems timely or efficiently could result in operating inefficiencies, which could increase our costs and expenses more than we had planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

As our business grows, we will have to manage additional product design projects, materials procurement processes, and sales efforts and marketing for an increasing number of products, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results. Additionally, in our efforts to be first to market with new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

As our future development and commercialization plans and strategies develop further, we may need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver and timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional new products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

Our operating results and financial condition may fluctuate.

Even if we are successful in introducing our products to the market, the operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the information that we provide to the marketplace or the expectations of securities analysts or investors, the market price of our ADSs will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including those listed below and those identified throughout this “Risk Factors” section:

●	the degree of market acceptance of our products and services;

●	the mix of products and services that we sell during any period;

●	long sales cycles;

●	changes in the amount we spend to develop, acquire or license new products, consumables, technologies or businesses;

●	changes in the amounts that we spend to promote our products and services;

●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

●	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;

●	development of new competitive products and services by others;

●	difficulty in predicting sales patterns and reorder rates that may result from a multi-tier distribution strategy associated with new product categories;

●	litigation or threats of litigation, including intellectual property claims by third parties and shareholder claims;

●	changes in accounting rules and tax laws;

●	the geographic distribution of our sales;

●	our responses to price competition;

●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

●	changes in that affect returns on our cash balances and short-term investments;

●	changes in U.S. dollar-NIS exchange rates that affect the value of our net assets, future revenues and expenditures from and/or relating to our activities carried out in those currencies; and

●	the level of research and development activities by us.

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

Given that we have a diverse portfolio of products, we compete for customers with a variety of manufacturers that fabricate specialty industrial applications as well as original equipment manufacturers. In general, these applications can be segregated into two categories. The first is high-performance electronic devices (Hi-PEDs®); mainly printed circuit boards, or PCBs, and electronic components. The second is advanced mechanical components; mainly high precision and sophisticated polymer, ceramic, metal, and composite applications. Our competitors usually have extensive track records and relationships within their respective domains. With regard to our electronics businesses, our competitors are electronics design and manufacturing firms. For our mechanical components businesses, our competitors are parts manufacturers. In both domains, there are incumbents operating traditional technologies, as well as new entrants bringing disruptive technologies to the market.

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

Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain or attract customers. Currently, we maintain product liability insurance. Our product liability insurance is subject to deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations.

If we are unable to continue to improve our AI models or if our AI models contain errors or are otherwise ineffective, our business, financial condition, and results of operations may be adversely affected.

As we have made efforts to take our in-house AI from DeepCube and commercialize it into a product available for external customers, our ability to attract new customers, retain existing customers, or increase sales of our products to existing customers will to a growing extent depend on our ability to maintain a high degree of accuracy and automation in our advanced computer vision and on our other algorithms and technologies. As with many developing technologies, AI presents risks and challenges that could affect our products’ further development, adoption, use, and therefore, our business. AI algorithms may be flawed, and data sets may be insufficient, or of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. For example, if our AI models fail to accurately analyze and detect upcoming machine failure, or any of the other components of our advanced computer vision fail, we may experience higher than forecasted returns, and our ability to attract new customers, retain existing customers, or increase sales of our products to existing customers and our business, financial condition, and results of operations may be adversely affected.

It is possible that our AI models may prove to be less accurate than we expect, or than they have been in the past, for a variety of reasons, including inaccurate assumptions or other errors made in building or training such models, incorrect interpretations of the results of such models, and failure to timely update model assumptions and parameters. Further, the successful performance of our AI models relies on the ability to constantly review and process large amounts of data. If we are unable to attract new customers, retain existing customers, or increase sales of our products to existing customers, the amount of data reviewed and processed by our AI models will be reduced or fail to grow at a pace that will allow us to continue to maintain or improve the accuracy and efficiency of our AI models. Additionally, such models may not be able to effectively account for matters that are inherently difficult to predict or are otherwise beyond our control, such as personal preferences that may not align with AI data. Material errors or inaccuracies in such AI models could lead our customers, both internal and external to make inaccurate or sub-optimal operational or strategic decisions, which could adversely affect our business, financial condition, and results of operations.

As the regulatory framework for AI technology evolves, our business, financial condition, and results of operations may be adversely affected.

Our business is increasing its reliance on AI products. However, in recent years, use of these methods has come under increased regulatory scrutiny, and the regulatory framework for AI technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in new ways, that would affect the operation of our Industrial AI solutions business and the way in which we can sell AI based technologies. Specifically, such laws and regulations may limit our ability to use our AI models or require us to make changes to our operations that may decrease our operational efficiency, result in an increase to operating costs, or hinder our ability to improve our services. Further, the cost of complying with such laws, rules, or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition, and results of operations.

Any failure or perceived failure by us to comply with AI technology-related laws, rules, and regulations could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity, and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be adversely affected.

If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

We purchase component parts and raw materials that are used in our products and services from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts and raw materials that we use, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Our reliance on a single or limited number of vendors involves a number of risks, including:

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

We currently assemble and test the systems that we sell, and produce consumables for our systems in two major facilities in Israel. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply systems or consumable materials to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, war, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

Our international operations expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We derive a substantial percentage of our sales from international markets. Accordingly, we face significant operational risks from doing business internationally, including:

●	fluctuations in foreign currency exchange rates;

●	potentially longer sales and payment cycles;

●	potentially greater difficulties in collecting accounts receivable;

●	potentially adverse tax consequences;

●	reduced protection of intellectual property rights in certain countries, particularly in Asia and Latin America;

●	difficulties in staffing and managing foreign operations;

●	laws and business practices favoring local competition;

●	costs and difficulties of customizing products for foreign countries;

●	compliance with a wide variety of complex foreign laws, treaties and regulations;

●	an outbreak of a contagious disease, such as COVID-19, which may cause us, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

●	being subject to the laws, regulations and the court systems of many jurisdictions; and

●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the world, such as the Russia-Ukraine war.

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

We are highly dependent on Yoav Stern, our Chief Executive Officer and a member of the board of directors, Zivi Nedivi, our President, Tomer Pinchas, our Chief Operating Officer and Chief Financial Officer, and Nick Geddes, our Chief Technology Officer. The loss of their services without a proper replacement may adversely impact the achievement of our objectives. Messrs. Stern, Nedivi, Pinchas, and Geddes may leave our employment at any time subject to contractual notice periods, as applicable. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives. There is no assurance that any equity or other incentives that we grant to our employees will be adequate to attract, retain and motivate employees in the future. Moreover, certain of our competitors or other technology businesses may seek to hire our employees.

We may not be able to integrate our acquisitions efficiently.

We have acquired six businesses in the past three years. Further, we may engage in additional acquisitions such as of Stratasys or other businesses. The management team and employees of Nano Dimension have dedicated and will continue to dedicate effort and resources to our successful commercial and technological integration of the acquired companies. An ineffective integration may affect our revenue forecasts and profitability.

Risks Related to Our Intellectual Property

Lack of patent protection may hinder our market competitiveness and failure to safeguard trade secrets could enable competition to use our proprietary information.

Since October 2014, we have sought to protect certain of our products, systems, designs and applications with various intellectual property protection tools such as patents, trade secrets, trademarks and copyright protection. Our continued success depends in large part on our ability to obtain, maintain, monitor and enforce patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and new products.

We have sought to protect our proprietary position and sustain our competitive advantage by filing patent applications in the United States and in other countries, including where our production and sales take place, and in those countries where our suppliers and main competitors are. Patent prosecution in the United States and the rest of the world is uncertain, expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We have a substantial and growing intellectual property portfolio, including over 100 patents issued worldwide and nearly 200 pending applications. Filed through the U.S. Patent and Trademark Office, or USPTO, World Intellectual Property Organization, or WIPO, and other global patent offices, these patents cover various regions including China, Japan, Taiwan, Europe, and South Korea. While some patents have already been issued, uncertainties remain regarding pending applications’ issuance, protection scope, and potential challenges from third parties, impacting commercialization prospects. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

Furthermore, there is no guarantee of discovering all relevant prior art, which could invalidate patents. Even if patents are issued, challenges from third parties may lead to narrowing, unenforceability, or invalidation. Patents might not sufficiently protect intellectual property, affecting competition and business adversely. Our ability to compete effectively depends on maintaining effective patent rights for our products, failure of which could result in our inability to compete effectively, thereby potentially harming our business and results of operations.

Inability to maintain effective proprietary rights for our products, may affect our ability to compete effectively.

Apart from patents, we also rely on trade secrets and confidentiality agreements to protect certain non-patentable proprietary know-how, processes, and devices. However, trade secret protection can be challenging. We employ confidentiality agreements and other security measures to safeguard our technology and data. Nevertheless, breaches or independent discoveries by competitors may potentially impact our intellectual property rights and consequently our business integrity. We cannot guarantee protection against disclosure or competitors’ access to our trade secrets. Unauthorized disclosure or misappropriation could harm our competitiveness and business, while inadequate protection measures may limit recourse against third-party misappropriation, affecting our trade secrets’ security. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements. Third-party intellectual property rights may hinder our product commercialization, necessitating litigation or licensing, potentially costly or unattainable on reasonable terms. Likewise, identifying all relevant third-party patents or applications is challenging, compounded by U.S. confidentiality rules and publication delays worldwide. Others may have filed patents covering our technology without our knowledge, while amendments to published applications could adversely affect us. Third parties may assert infringement claims, leading to costly litigation, delays, or product redesigns. Claims’ settlement may be uncertain, while failure could result in prolonged, expensive legal battles preventing commercialization of our products.

Moreover, freedom to operate may be challenging to ensure without infringing on third-party rights, potentially affecting our competitive position. Should third-party patents cover our products, litigation or licensing may be necessary for further development. Uncertainty exists regarding potential infringement claims, which could lead to significant damages, product abandonment, or costly licensing agreements. Availability of licenses on reasonable terms is also uncertain.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

Any third-party patents held by a competent court to cover aspects of our formulations, processes or designs, or methods of use, may enable the holders of any such patents to block our ability to develop and commercialize product candidates unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. Regardless, such a license may not be available at all. In addition, third parties’ claims against us may secure injunctions, halting product development. Defending these claims, regardless of merit, is costly and diverts resources. Successful infringement claims could lead to substantial damages, royalties, product redesign, or challenging licensing agreements.

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

Changes in patent laws or their interpretations, in the U.S. and globally, might affect the scope of our patents. Foreign laws may offer less protection. Scientific discoveries are often published after patent filings, making it uncertain if we were first to claim these. Changes in patent application procedures could have a material adverse effect on our business and financial condition and could further heighten uncertainties and costs, impacting our business and finances.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors might infringe our intellectual property. If we pursue legal action, they could counterclaim patent invalidity or unenforceability, common in U.S. patent litigation. Challenges could include lack of novelty or lack of inventive step. Post-grant proceedings add further uncertainty to patent validity, making legal outcomes unpredictable. Likewise, derivation proceedings, initiated by third parties or us, may resolve invention priority or patent scope disputes not in our favor, which may halt technology use, require costly licensing and harm business, diverting resources and funds from research and development partnerships. Furthermore, intellectual property litigation entails extensive discovery, risking disclosure of confidential information. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. Public announcements of proceedings’ results could negatively affect our share price if perceived unfavorably by securities analysts and/or investors, and could have a material adverse effect on the price of our Ordinary Shares.

We are exposed to intellectual property risks from current and former employees and/or collaborators.

We have experienced past litigation disputes over intellectual property ownership, including a 2015 claim in Tel Aviv alleging misappropriation by our officers and employees from a previous employer. While settled without major business impact, we employ individuals that came from competitors, necessitating safeguards against inadvertent use of others’ proprietary information. Litigation defense against such claims, successful or not, entails substantial costs and management distractions. Additionally, we may face claims from former employees or collaborators asserting rights to compensation or ownership in our patents or intellectual property. Disputes may arise over conflicting obligations, requiring litigation; the failure to defend that could result in loss of intellectual property rights. Successful defense, while costly, could still distract management and employees.

We may not be able to protect our intellectual property rights throughout the world.

Securing and protecting patents globally for our products and processes is financially daunting. Intellectual property rights in some countries are less stringent than in the U.S., allowing competitors to exploit our technologies. Competing products developed or exported in jurisdictions with weaker enforcement may undermine our market position despite future patent efforts. Protecting intellectual property rights abroad can be challenging, especially in jurisdictions where legal systems are less favorable to enforcement. This difficulty may allow competitors to market products infringing on our rights. Enforcing patents overseas can incur significant costs and divert resources. Moreover, such proceedings could risk invalidating or narrowing future patents, potentially inviting counterclaims. Overall, our efforts to safeguard intellectual property globally may not yield substantial commercial advantage.

Risks Related to the Ownership of the ADSs or our Ordinary Shares

We do not anticipate paying any dividends, except as related to the repurchase of our Ordinary Shares as provided under the Companies Law.

In accordance with the provisions of the Israeli Companies Law 5759-1999, or the Companies Law, and the regulations promulgated thereunder, repurchase of shares is considered a dividend distribution. Except as detailed in Item 16E below, in relation to the repurchase of our Ordinary Shares, no dividends have been paid on our Ordinary Shares. We do not intend to pay cash dividends on our Ordinary Shares in the foreseeable future, and anticipate that profits, if any, received from operations will be reinvested in our business. Any decision to pay dividends will depend upon our profitability at the time, cash available and other relevant factors including, without limitation, the conditions set forth in the Companies Law.

As a “foreign private issuer” we follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Companies Law, requires us to disclose the annual compensation of our five most highly compensated senior office holders on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We may be a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in 2023 or in any subsequent taxable year. There generally would be adverse tax consequences for U.S. taxpayers that are holders of our ADSs or Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we believe that we may be a PFIC for 2023, although we do not intend to conduct an analysis to obtain assurance of this. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, because we do not intend to conduct an analysis to confirm our PFIC status, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC with respect to a certain year, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares in the event that we are a PFIC. See “Item 10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

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

Holders of the ADSs are not able to exercise voting rights attaching to the Ordinary Shares underlying the ADSs on an individual basis. Instead, holders of the ADSs will only be able to exercise the voting rights attaching to the Ordinary Shares represented by ADSs indirectly by giving voting instructions to the depositary in accordance with and subject to the provisions of the deposit agreement. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that they, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise voting rights and may lack recourse if your ADSs are not voted as requested.

Holders of ADSs are not treated as shareholders of our Company.

Holders of ADSs are not treated as shareholders of our Company unless they withdraw the Ordinary Shares underlying the ADSs from Bank of New York Mellon, as depositary, which holds the Ordinary Shares underlying the ADSs. Holders of ADSs therefore do not have any rights as shareholders of our Company, other than the rights that they have pursuant to the deposit agreement with the depositary. For example, in your capacity as ADS holder, you will not be able to bring a derivative action, examine certain records of the Company or exercise appraisal rights.

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

Risks Related to Israeli Law and Our Operations in Israel

As our headquarters and some of our operations are located in Israel, we may be adversely affected by the implications of political, economic and military instability in Israel.

Our executive offices are located in Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations and product development and cause any future sales to decrease.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

The intensity and duration of Israel’s current war is difficult to predict, as are such war’s implications on our business and operations. On October 7, 2023, the Company’s warehouse located in the south of Israel suffered physical damage due to a direct missile hit. While said damage did not affect our supply chains, the ongoing war may create supply and demand irregularities in Israel’s economy in general or lead to macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on us and our ability to effectively conduct our operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible or currently occurring hostilities with other state or non-state actors, several hundred thousand of Israeli military reservists were drafted to perform military service. 29 of our 450 employees, none of whom are members of our management, have been called to active military duty since October 7, 2023. Some of these employees have since returned, but there can be no assurance that they will not be called to military service in the future. Five employees are still in active military duty as of March 15, 2024. In addition, we rely on service providers located in Israel and their employees may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of March 15, 2024, any impact as a result of the number of absences of our personnel and personnel at our service providers or counterparties located in Israel has been manageable. However, military service call ups that result in absences of personnel from our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank or the Houthis in Yemen, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, and although we received compensation from the Israeli government for damages our warehouse suffered due to a direct missile hit related to the current war, we cannot assure that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damage incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. The risk of such negative developments has increased, and in some cases has been realized, in light of the recent Hamas attacks and the war against Hamas declared by Israel, regardless of the proposed changes to the judicial system and the related debate. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Provisions of Israeli law, our amended and restated articles of association and our rights agreement may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Provisions of Israeli law, our amended and restated articles of association and our rights agreement could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our Ordinary Shares or ADSs. Among other things:

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

In January 2024, we entered into a rights agreement, or the Rights Plan, with the intention to protect the long-term interests of our ADS holders and enable them to realize the full potential value of their investment in the Company. The Rights Plan is designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over our Company. Pursuant to the Rights Plan, we issued one special purchase right for every one ADS outstanding at the close of business on February 5, 2024. Each right allows its holder to purchase from us one-half (0.5) of one ADS, at a purchase price of $0.01 per ADS, once the rights become exercisable. The rights would become exercisable only if an entity, person or group acquires beneficial ownership of 10% or more of our outstanding Ordinary Shares in a transaction not approved by our board of directors. The rights will expire on January 25, 2025. For more information about the Rights Plan, see exhibit 2.2 filed with this annual report on Form 20-F.

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

We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately $3,843,000 that we received from Israel’s Innovation Authority, or the IIA, as of March 15, 2024. As of December 31, 2023 our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $1,986,000. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bear interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month London Interbank Offered Rate, or LIBOR, applicable to U.S. dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

Inflation could adversely affect our business and results of operations.

While inflation in the United States and global markets was relatively low before 2020, during 2021 and 2022, the economy in the United States and global markets encountered a material increase in the level of inflation. The impact of geopolitical developments such as the Russia-Ukraine and Israel-Hamas conflicts and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

It may be difficult to enforce a judgment of a United States court against us and our officers and directors in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and a substantial number of our directors and officers are located outside of the United States, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israeli court is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time-consuming, and costly process. Certain matters of the procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. Additionally, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors. Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

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

General Risk Factors

Raising additional capital would cause dilution to holders of our securities, and may affect the rights of existing shareholders and ADS holders.

We may seek additional capital through a combination of private and public equity offerings, debt financing and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

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

Additionally, we have invested substantial resources, both financial and management attention, in litigating claims filed by our activist shareholder, Murchinson Ltd. For more information on the lawsuits, please see “Item 8.A – Legal Proceedings.” Our management devotes attention and resources to these claims, and any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our ADSs or Ordinary Shares, the price and trading volume of our ADSs or Ordinary Shares could decline.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Nano Dimension Ltd. We were incorporated in the State of Israel in December 1960, and are subject to the Companies Law. In August 2014, we acquired 100% of the share capital of Nano Tech. Nano Tech was incorporated in the State of Israel in July 2012.

From 2012 until 2021, we operated solely as a 3D printing company focused on designing and manufacturing systems used in the fabrication of electronics. During this time, we leveraged our expertise in printing two materials in the same system to product PCBs and electronic devices.

Starting in April 2021, we commenced a mergers and acquisitions program, which continues to this day, that has resulted in a number of transformative transactions that have changed the Company considerably. On April 23, 2021, we acquired all of the issued and outstanding share capital of DeepCube. DeepCube technology applies numerous patented breakthrough algorithms to improve data analysis and deployments of advanced Deep Learning-based artificial intelligence systems. The machine learning application includes faster and more accurate training of deep learning models, and drastically improves inference performance and real-time metrics. Its proprietary framework can be deployed on top of any hardware, especially fitting edge devices and real-time applications. DeepCube’s artificial intelligence / machine learning / deep learning solutions demonstrate 10 times speed improvements and memory reduction, allowing efficient deployment of deep leaning models on edge devices and for real-time applications. In September 2022, DeepCube was merged with Nano Tech.

On April 26, 2021, we acquired all of the issued and outstanding share capital of NanoFabrica. NanoFabrica is a prominent player in the field of precision digital manufacturing. Its industrial additive manufacturing systems have an unprecedented micron-resolution with ultra-fine features, details, accuracy, and precision – enabled by the innovative micro adaptive projection technology. NanoFabrica brings the power of additive manufacturing to applications that require high precision, overlapping our typical target markets of Nano Dimension, such as aerospace, aviation, high-end electronics and automotive, medical, optics, research, education and more. NanoFabrica’s technology and machines are designed to enable digital mass manufacturing of precise and complex parts. In September 2022, NanoFabrica was merged with Nano Tech.

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

On January 4, 2022, we acquired all of the issued and outstanding share capital of GIS. GIS is a leading developer and supplier of high-performance control electronics, software, and ink delivery systems. GIS is known for inventing and delivering state-of-the-art 2D and 3D printing inkjet hardware and unique operating software. GIS has more than 130 customers around the world with a focus on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which can all be controlled by the proprietary software system.

On July 7, 2022, we acquired all of the issued and outstanding share capital of Formatec Holding. Formatec Holding has two subsidiaries - Admatec and Formatec, based in the Netherlands, are comprised of two complementary businesses operating together. They are a leading developer and manufacturer of additive manufacturing and 3D printing systems for ceramic and metal end-user parts. Their industry-grade systems - powered by digital light processing technology - use materials with superior mechanical, electrical, thermal, biological, and chemical properties to produce an array of parts for medical, jewelry, industrial, and investment casting uses. Admatec and Formatec’s industrial production service division is a design-to-production partner for industrial-scale customers via its service bureau platform that combines the advantages of injection molding and additive manufacturing. Both means of production have served as a strategic advantage in working with customers, from early-stage ideas into serial production of end-use parts.

On August 11, 2023, we acquired all of the intellectual property assets of Additive Flow. Additive Flow develops high-performance and high-quality simulation software for mechanical, thermal, thermo-mechanical properties, along with frequency and fatigue across a range of materials and processes. Its product addresses design, production, and quality decisions, while optimizing for cost, weight, manufacturing productivity, and manufacturing yield – all simultaneously.

Additionally, from March through May 2023, we made several non-binding offers to acquire all of the outstanding ordinary shares of Stratasys. After not proceeding with these offers to acquire all ordinary shares, we made a series of special tender offers from May through July 2023 to acquire at least 51% of the outstanding shares, inclusive of the 14.1% that we already owned. The offers were dependent on a number of closing conditions being met. As these conditions were not met, we did not complete the special tender offers. In December 2023, we made an additional offer to buy all remaining shares of Stratasys, which has not yet been accepted, for $16.50 per share. The proposal was subject to the completion of a satisfactory confirmatory due diligence process and the negotiation and execution of a mutually satisfactory definitive acquisition agreement. There is no guarantee that the offer will be accepted or that an acquisition will be completed.

ADSs representing our Ordinary Shares currently trade in the United States on the Nasdaq Capital Market under the symbol “NNDM.”

Our registered office and principal place of business is located at 2 Ilan Ramon St., Ness Ziona 7403635, Israel. Our telephone number in Israel is +972-73-7509142.

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

Our cash used in investing activities for 2021, 2022 and 2023 amounted to $496,680,000, $67,673,000 and $166,600,000, respectively. The cash was used primarily for investment in bank deposits and purchases of fixed assets. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B. Business Overview

Our vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly and economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

At Nano Dimension, we believe that additive manufacturing (AM), which is known to some as 3D printing, of electronics and precision applications are key to future growth in the manufacturing industry. According to an Emergen Research report titled “3D Printing Market”, published in March 2022, a 3D HUBS trend report titled “3D Printing Trend Report 2022”, published in May 2022, and an IDTechEx report titled “3D Electronics/Additive Electronics 2022-2032” from April 2022, the additive manufacturing and additively manufactured electronics, or AME, market, which consists of the sales of parts and the systems that make them, is expected to grow from $16 billion to more than $100 billion by 2030 at a compound annual growth rate, or CAGR, of above 20%.

Our technology strategy is rooted in the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning and self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Our deep learning-based AI led manufacturing systems are used to 3D print and assemble high-performance electrical and mechanical applications. Our series of 3D printing, robotics, and control systems enable key enhancements such as weight reduction, miniaturization, agile innovation, and rapid fabrication of critical components that have met the needs of thousands of customers in the most technologically advanced, competitive, and innovative industries such as aerospace/defense, automotive, electronics and PCB, industrial, medical, and research and development/academia.

Our deep learning-based AI platform “Deepcube” is novel compared to other AI solutions based on its ability to improve hardware performance; thus, enabling its application on a distributed network of manufacturing solutions. This is based on DeepCube’s pioneering software inference accelerator, which drastically improves yield, quality, and throughput on additive manufacturing hardware. DeepCube’s propriety algorithms increase the speeds of data analysis tenfold, making it a unique hardware performance accelerator. In July 2023, we announced that we have made notable progress in accelerating our plans to commercialize the industrial AI services of DeepCube by making its propriety technology available for use by external customers. We signed an agreement with a large multinational electronics company to leverage DeepCube’s deep learning-based AI technology. We also entered a memorandum of understanding with another international industrial company and are in the latter stages of discussions with several more leading industrial and advanced manufacturing companies for the commercial use of its DeepCube technology.

Our portfolio of 3D printers include: (i) AME inkjet printers known as DragonFly IV that produce PCBs and electronic devices by simultaneously depositing proprietary conductive and dielectric substances while integrating in situ capacitors, antennas, coils, transformers, and electromechanical components, (ii) Micro Additive Manufacturing (Micro-AM) Digital Light Processing, or DLP, printers known as Fabrica 2.0 that achieve production-grade micron-level resolution polymer and composite parts, and (iii) Industrial AM DLP printers known as Admaflex utilizing a patented DLP foil system that fabricates strong and complex ceramic and metal parts. Our 3D printing portfolio is complemented by a range of consumables, also known as materials, including: inks, resins, and slurries. We also offer software to provide engineers with the tools to bring precision and electrical parts from design-to-manufacturing.

Our suite of Additive Electronics robotics includes: (i) SMT suite of production equipment for Hi-PEDs® and PCB assembly via Essemtec, and (ii) Ink Delivery Systems, or IDS, technology covering hardware and software solutions via GIS.

We have a suite of software products and services that support the aforementioned offerings. While there is an extensive list of these products, one to note is Additive Flow. It is a key enabling software for design and simulation, which is one of the key steps in 3D printing.

In 2021, 2022 and 2023, we increased our sales and commercialization efforts to broaden the synergies of our different groups. As a part of scaling our operations, we have offices spanning across the United States, Germany, UK, Switzerland, Australia, the Netherlands and Israel. These offices serve to broaden our customer engagement across regions and serve as focal points for advancing our strategic objectives to lead in Western markets.

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

Recent geopolitical, economic, and supply chain events have caused many advanced Western firms to consider re-shoring manufacturing and/or their manufacturing suppliers. According to a survey conducted by Thomas titled “83% of North American Manufacturers Are Likely to Reshore Their Supply Chains in 2021” published in July 2021, a leading online sourcing platform, 83% of North American manufacturers are considering re-shoring production. Re-shoring provides supply chain resilience, cost savings, customization, in-house/local IP, and industry 4.0 solutions offer tools with the potential capabilities to leverage this opportunity.

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

Market Opportunity

We are positioned to continue to take advantage of manufacturing industry trends. The future of manufacturing looks promising; businesses across industries such as aerospace/defense, automotive, electronics and PCB, industrial, medical, and research and development/academia have started researching and acquiring advanced additive manufacturing systems and solutions. We estimate market potential by looking at several market references. According to an Emergen Research report titled “3D Printing Market”, published in March 2022, a 3D HUBS trend report titled “3D Printing Trend Report 2022”, published in May 2022, and an IDTechEx report titled “3D Electronics/Additive Electronics 2022-2032” from April 2022, the additive manufacturing and AME, market are together expected to grow from $16 billion to more than $100 billion by 2030 at a CAGR of above 20%.

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

Strategy

Our goal is to expedite our growth and to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we are focused on three main pillars:

●	Research & development (R&D): We are committed to the development of systems, materials, software, AI, and solutions that will advance our capabilities and core technology surrounding additive manufacturing of electronic and precision applications. Since our founding, we have invested significant resources into the development of our existing portfolio. In connection of our acquisitions in 2021 and 2022, we have acquired significant R&D resources and talent that expand our R&D base. R&D is a core pillar, approximately 40% of our employees are focused on R&D or application development (who are significantly involved in supporting development and feedback for our R&D), and approximately 30 employees are data scientists and algorithm engineers dedicated to AI development.

●	Go-To-Market (GTM): We are advancing our commercialization efforts and infrastructure to connect, development relationships, and make sales. Our GTM efforts are led by management with prior successes in building and growing technology-focused sales and marketing organizations. Our organization is global, with offices in the United States, Netherlands, the United Kingdom, Switzerland, Germany, Israel, Hong Kong and Australia, providing significant reach and local market expertise. We have invested in creating the critical talent, technology, and physical infrastructure for the Go-To-Market of advanced manufacturing for our existing portfolio and the base for any new releases or acquisitions.

●

Mergers & acquisitions (M&A): We are focusing on synergetic M&A of systems, materials, software, AI, and solutions that build up to deliver comprehensive solutions to mutual vertical market segments. We have a team of M&A professionals and partners who have and continue to help us identify and evaluate a range of opportunities, most of which are in North America and Europe, that will help us deliver on the above strategy, while also providing a return-on-investment for shareholders. In December 2023, we submitted a preliminary all cash proposal to purchase all the outstanding shares of Stratasys that we did not already own for $16.50 per share in cash. We currently own approximately 14.02% of Stratasys’ outstanding shares and have been its largest shareholder since July 2022. Our offer has not yet been accepted. The proposal was subject to the completion of a satisfactory confirmatory due diligence process and the negotiation and execution of a mutually satisfactory definitive acquisition agreement. There is no guarantee that the offer will be accepted or that an acquisition will be completed.

Products

3D printers

●	AME systems, which are inkjet printers (DragonFly series) that produce Hi-PEDs® by simultaneously depositing proprietary conductive and dielectric substances while integrating in situ capacitors, antennas, coils, transformers, and electromechanical components.

●	Micro additive manufacturing systems, which are DLP printers (Fabrica series) that achieve production-grade polymer and composite parts with ultra-high features, details, accuracy, and precision.

●	Industrial additive manufacturing systems, which are DLP printers (Admaflex series) utilizing a patented foil system that fabricates strong and complex ceramic and metal parts.

Additive Electronics Robotics and control systems

●	SMT, for electronics assembly equipment for electronic components on Hi-PEDs® and PCBs, catering to various manufacturing and volume requirements.

●	IDS, which are control electronics, software, and ink delivery systems for digital printing.

Consumables and technology

We offer a range of complementary consumables and technology for use with each of our 3D printers, robotics, and systems:

●	Materials: We sell a range of materials that are developed in-house for each of our 3D printers, which include: nanoparticle conductive and dielectric inks, polymer and composite resins, and ceramic and metal slurries. The sale of these materials provides a recurring revenue stream from customers of our 3D printers.

●	Software: We offer software for each of our solutions. For industrial AI, our DeepCube offering is at the core of our in-house and customer oriented work in improving the efficiency of industrial systems through visual inspection and maintenance. For our 3D printers, the software enables design and manufacturing and includes (i) our “FLIGHT” software for our AME system, (ii) AM printer software for Fabrica and Admaflex systems providing in-process monitoring, traceability, and print preparation, and (iii) simulation software for mechanical, thermal, thermo-mechanical properties, along with frequency and fatigue across a range of materials and processes by Additive Flow. For our SMT solutions, our SMART software suite provides all the requirements for a modern electronic manufacturing environment. For our IDS solutions, our Atlas software provides a unique, modular software suite to manage the entire data path from image to print for the inkjet industry.

Intellectual Property

We seek patent protection as well as other effective intellectual property rights for our products, services and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

We have an ever-growing portfolio of over 100 issued U.S. and foreign patents and approximately 200 provisional and non-provisional patent applications with the USPTO, WIPO filed through the Patent Cooperation Treaty, and with the respective patent offices of China, Europe, South Korea, Japan and Taiwan. A provisional patent application is a preliminary application that can be filed less formally than a non-provisional application, and establishes a priority date for the patenting process for the invention disclosed therein.

Our growing patent portfolio can be divided into five main areas:

1. Mechanical: covering various printers’ components and peripherals, for example- granted U.S. patents (9,227,444, 9,259,933, 9,878,549 and 11,141,909) for ink jet 3D printers, indirect stereo lithography and DLP, as well as several patent applications, directed to components and systems varying from print heads regeneration systems, print heads cleaning and ink recycling systems.

2. Chemical: covering ink compositions and related nanoparticles, both dielectric and conducting. For example, several were granted in the U.S. (10,385,175, 10,626,233, 11,155,004), Chinese (112955326) and South Korean (10-2017-7013551) patent offices. Other chemical applications are directed to flexible ink (10,893,612), Ceramic Ink Compositions (US 11,155,004), and support inks (11,629,261).

3. Applications: covering 3D printing applications and computer applications. The 3D printing applications are directed to various methods of printing additive manufacturing electronics, flexible printed circuits (FPCs) and high-density interconnects (HDIs) circuits with embedded components. Additional filings were directed inter-alia to composite printing, shielded traces (10,905,017), fabricating SMT mounting sockets (11,395,412), bridging members between integrated circuits, or ICs, vertically embedded wells and their interconnectivity, as well as coreless transformers (US 11,694,837). Additional applications are directed to the method of controlling a deposition system comprising a print head array (11,633,961, 11,780,239).

4. Industrial Design/Design: covering the ornamental aspects of the printer and various printer components. While currently there are no design patents granted, or pending, we intend to file design patents when appropriate, for example for Ink containers and ink cartridges’ adapters.

5. Artificial Intelligence/ Deep Learning: Covering an efficient technique of machine learning that is provided for training a plurality of convolutional neural networks with increased speed and accuracy using a genetic evolutionary model (US 10,339,450); storing sparse neural network (US 10,366,322); approximating multi-synaptic/filters neural network that can be partially-activated by iteratively executing partial pathways to generate partial outputs (US 10,515,306, 10,878,321); mimicking pre-trained target model without access to the pre-trained target model or its original training dataset (US 10,699,194); training or prediction of a neural network (US 11,055,617); training or prediction of neural networks using a cluster-connected neural networks (US 11,164,084); system and method for mimicking a neural network without access to the original training dataset or the target model (US 11,907,854); and system and method for efficient evolution of deep convolutional neural networks using filter-wise recombination and propagated mutations (US 11,710,044).

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

In addition, we have identified several trade secrets associated with chemical formulations, combination of jigs (manufacturing aids), and preferred suppliers and have taken the necessary steps to maintain these trade secrets.

In addition to the patent portfolio describe above, in our Admatec division, our patent portfolio can be divided to three main areas:

1.	Mechanical: covering foils (e.g., UK 3094478), conditioning units (e.g., US 11,141,909), laserflex (e.g., NL 2015381), and abrasive;
2.	Applications: control of glass temperature (e.g., NL 2021611); and
3.	Materials: metals and precursors (e.g., 2018890)

In addition to the patent portfolio describe above, our Essemtec division filed a provisional application (63/542,334) directed to assemblies and methods for heating PCBs, ICs, advanced packaging, or APs, wafers and the like, in material dispensing processes, using an assembly operable to create a customizable hot-air bath accounting for surface topology, for soaking the PCBs, ICs, APs, wafers and the like.

In addition to the patent portfolio describe above, in our GIS division, our patent portfolio can be divided into two main areas:

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

Many companies provide solutions for additive manufacturing over a range of product segments that can often be split by type of applications depending on materials, size, and accuracy. The additive manufacturing industry is rapidly growing, and the market is still in its infancy. We differentiate ourselves from other companies in the industry by (i) focusing on key applications areas that are not the focus of other players in the market, such as AME, precision-AM, and high-performance ceramics and metal AM, (ii) patented and/or differentiated features developed from continued R&D for our portfolio, and (iii) combining our printer and solutions multidisciplinary vertically integrated portfolio for precision manufacturing and electronics with our leading AI (Deep Learning) platform DeepCube that together provide industry-leading performance and compounding future performance enhancements.

Research and Development

From time to time, we explore the application of our technology to additional areas within 3D printing and other industries.

In January 2023, we announced the delivery of the Admaflex130 Evolution, which is the first of its next generation high precision ceramics and metal fabrication system, to the Karlsruhe Institute of Technology.

In February 2023, we announced a purchase order from a supplier to the U.S. government defense industry, for our DragonFly IV. In March 2023, we received another purchase order from a leading Western intelligence agency for our DragonFly IV. In June 2023, we announced the sale of our DragonFly IV system to the University of Stuttgart, Germany, Institute of Smart Sensors and 3rd Institute of Physics.

In July 2023, we announced that we had closed a series of landmark sales of additive manufacturing printers and additive electronics robotics systems in the second quarter of 2023, which sales are material given their size and customer profiles, which are leading, large-scale businesses and organizations. While the names of the customers cannot be shared as they are defense related and/or focus on IP sensitive work, a partial list of the organizations includes: a space exploration company, a satellite equipment innovator, a national defense agency, a nuclear research group, and a computer manufacturer.

In August 2023, we announced that we received our largest single purchase order in our history, both in terms of the dollar value and number of systems, for digital manufacturing additive robotics solutions from a leading western highly advanced industrial leader. The sale includes multiple robotics systems designed and made by integrated technologies from Nano Dimension’ divisions. The advanced Additive Robotics manufacturing equipment are critical in modern digital-industrial production.

In September 2023, we announced the filing of a new patent titled “Large Language Models for the Log File Analysis of Industrial Machines,” or the LLM Log Patent, which is critical for real-time data analysis and scalable deployment across our own systems as well as industrial solutions provided to outside customers. The focus of the LLM Log Patent is “log data alpha-numeric streams”, which relate to the operation and parameters of a given industrial process and can generate hundreds of parallel subsystems. Currently, real-time analysis of these logs is not possible given the quantity of data; thus, queries and investigations are usually reserved for failure cases long after the occurrence and are limited in scale.

In November 2023, we announced a breakthrough in the development of a material that is a critical enabler for the advancement of AME. Materials, which are commonly known as consumables, are an important factor in the success of additive manufacturing at industrial scale. The functionality of the materials and their acceptance according to industry standards are both critical. Our launch of INSU200, a dielectric ink boasting industry-leading thermo-mechanical properties, addresses both with increased functionality and greater alignment with industry standards, even going so far as to set new standards. In terms of functionality, the new material can withstand the rigorous demands of Restriction of Hazardous Substances, or ROHS, compliant reflow soldering processes. With regards to industry standards, the new material aligns with a number of reliability standards set by IPC (Association Connecting Electronics Industries), the leading global association for the electronics industry, and the FED (Fachverband Elektronik-Design e.V.) in Europe.

In January 2024, we announced the filing of a new patent application titled “Large Language Models for Efficient Anomaly Detection in Log Files of Industrial Machines,” or the Log Analysis Patent, which is targeted for real-time data analysis and scalable deployment across our own systems and industrial solutions provided to outside customers. The Log Analysis Patent addresses one of the core challenges for automated anomaly detection. While machine logs are usually a valuable source of information for industrial systems, they are increasingly difficult and expensive to analyze as the underlying systems have grown in complexity and the volume of log data they contain has multiplied. Furthermore, logs are typically analyzed after events have happened and not in real-time, thereby missing the opportunity to apply corrective actions. To overcome these problems, we have extended our existing AI patents with a Large Language Model that can operate independently of engineering labels. With this, the technology exploits the existing sentiment that is expressed in the machine logs. This enables a fully automated process of AI-powered prediction of manufacturing anomalies before they occur, based either solely on logs or in combination with other machine data and being efficient enough to process billions of log lines.

For the years ended December 31, 2021, 2022 and 2023, we incurred $41,686,000, $75,763,000 and $62,004,000, respectively, of research and development expenses.

Grants from Israel’s Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of December 31, 2023, we have received the aggregate amount of $3,843,000 from the IIA for the development of our additive manufacturing system and nano-inks. With respect to such grants, we are committed to pay royalties of 3% to 3.5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, change of control transactions and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party,” as defined in the Research Law, requires prior written notice from the IIA. We do not believe that these requirements will materially restrict us in any way.

Production and Manufacturing

We purchase the raw materials required for the production of our products, including components of additive manufacturing systems and materials to produce our nano-inks products. To date, the majority of our manufacturing equipment are assembled in-house.

With respect to our ink products, we intend to keep full control of the value chain, from research and development through self-manufacturing and global sales. We have a production facility to support the commercialization and production of our proprietary nano-conductive ink and dielectric ink for our DragonFly additive manufacturing system. We believe that the size and capacity of this facility, located in the same building as our offices, will be sufficient to support our future commercialization activities. We are certified by the SII (Standard Institute of Israel) for three international standards- the ISO 45001:2018 for occupational health and safety within the workplace, the ISO 14001:2015 Standard – EMS (Environmental Management System) and the ISO 9001:2015 for quality throughout in our production processes.

Sales and Marketing

We have a global sales and marketing organization. In some instances we have sales and marketing leaders selling several products from our portfolio, in other instances we have dedicated people selling certain products. The focus of our efforts are in Western markets, along with some sales in the Asia-Pacific Region. We work through a combination of direct sales and through channel partners.

C. Organizational Structure

We currently have the following wholly owned subsidiaries: GIS, which is incorporated in the United Kingdom, Essemtec, which is incorporated in Switzerland and has three subsidiaries, Nano Tech, which is incorporated in the State of Israel, Nano USA Inc., which is incorporated in Delaware, Nano Dimension GmbH, which is incorporated in Germany, Nano Dimension (HK) Limited, which is incorporated in Hong Kong, Nano Dimension Australia PTY Ltd, which is incorporated in Australia, Formatec Holding, Admatec and Formatec, which are incorporated in the Netherlands, and other insignificant subsidiaries.

D. Property, Plant and Equipment

Our offices, research and development facility, manufacturing facility and in-house laboratory are located at our headquarters at 2 Ilan Ramon, and Ilan Ramon 6, Ness Ziona 7403635, Israel, where we currently occupy altogether approximately 90,000 square feet. We lease our headquarters under nine separate leases. Three of the leases, which account for about 33% of our office space, will end in August 2024, three of the leases, which account for about 33% of our office space, end in 2026, three of the leases, which account for about 33% of our office space, end in 2027. We have an option to extend our lease agreements for an additional two to five years with an approximately 5% to 10% increase of the monthly rental fee. The total monthly rent payment for the facilities in Israel is currently approximately $170,000. We also have a facility in Azrieli Center, Tel-Aviv, Israel, where we currently lease and occupy approximately 6,700 square feet. The total monthly rent payment for the facilities in Tel-Aviv is currently approximately $25,000. Our U.S. office is in Waltham, Massachusetts, where we currently lease and occupy approximately 25,400 square feet. The total monthly rent payment for the facilities in Waltham is currently approximately $65,000. In addition, in December 2022, we opened an additional office in Munich, Germany to house expanded sales operations and customer support. We currently lease and occupy 13,500 square feet in our Munich, Germany office, and our monthly rent payment for the facilities is approximately $35,000. We also have smaller offices in Australia. Essemtec has offices in Aesch, Switzerland, which are owned by us. GIS has offices in Cambridge, United Kingdom, Admatec has offices in Alkmaar, the Netherlands, and Formatec has offices in Goirle, the Netherlands.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the IASB and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our discussion and analysis for the year ended December 31, 2022 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023.

Overview

To date, we have generated revenues from the sale of our products. In the fourth quarter of 2017 we began commercializing our products and our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to continue to commercialize, our products, including consumables. As of December 31, 2023, we had an accumulated deficit of $591,207,000. Our financing activities are described below under “Liquidity and Capital Resources.” We currently estimate that we have the necessary capital in order to establish our commercial infrastructure.

5. A Operating Results

Operating Expenses

Our current operating expenses consist of three components – research and development expenses, sales and marketing expenses, and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist of salaries and related personnel expenses, share-based payments expenses, subcontractors expenses, materials ,depreciation, rental fees, patent registration fees, and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2022	2023
Payroll	35,638	33,462
Share-based payment expenses	17,424	7,722
Subcontractors	10,344	6,717
Patent registration	506	689
Materials	6,881	6,584
Rental fees and maintenance	642	1,081
Depreciation	3,038	3,859
Other expenses	1,290	1,890
Total	75,763	62,004

Subcontractors expenses include expenses for development consultants and service providers, who are not employees. The services provided by these consultants and service providers include, but are not limited to, chemistry consulting, software and electronics subcontractors and consulting and chip processing consulting.

Sales and Marketing Expenses

Sales and marketing expenses consist of salaries and related expenses, marketing and advertising services, travel expenses, share-based payments expenses, depreciation, rental fees and other related sales and marketing expenses.

The following table discloses the breakdown of sales and marketing expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2022	2023
Payroll	20,057	19,075
Share-based payment expenses	8,616	2,490
Marketing and advertising	5,057	4,685
Depreciation	1,502	1,369
Travel abroad	2,567	2,555
Rental fees and maintenance	392	319
Other expenses	642	1,214
Total	38,833	31,707

General and Administrative Expenses

General and administrative expenses consist of professional services, salaries and related expenses, share-based payments expenses, office expenses, depreciation, travel expenses, fees and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2022	2023
Payroll	9,321	14,032
Share-based payments	4,940	8,448
Professional services	9,701	29,122
Office expenses	2,704	1,613
Depreciation	563	926
Travel abroad	743	674
Rental fees and maintenance	286	515
Other expenses	2,199	2,924
Total	30,457	58,254

Comparison of the year ended December 31, 2023 to the year ended December 31, 2022

Results of Operations

	Year ended December 31,
(in thousands of U.S dollars)	2022	2023
Consolidated Statements of Operations Data
Revenues	43,633	56,314
Cost of revenues	24,943	30,759
Cost of revenues - write-down of inventories and amortization of assets recognized in business combination and technology	4,639	97
Gross profit	14,051	25,458
Research and development expenses, net	75,763	62,004
Sales and marketing expenses	38,833	31,707
General and administrative expenses	30,457	58,254
Other income, net	—	1,627
Impairment losses on intangible assets	40,523	—
Operating loss	(171,525)	(124,880)
Finance expense (income), net	56,506	(69,282)
Loss before taxes	(228,031)	(55,598)
Taxes benefit	(264)	(62)
Loss for the year	(228,295)	(55,660)
Loss attributable to non-controlling interests	(872)	(1,110)
Loss attributable to owners	(227,423)	(54,550)

Revenues

Our revenues for the year ended December 31, 2023 amounted to $56,314,000, representing an increase of $12,681,000 or 29%, compared to $43,633,000 for the year ended December 31, 2022. The increase is attributed mostly to increased and more effective sales efforts across our product lines, including our 3D printers and robotics systems, especially in Western Europe and the United States.

Cost of Revenues

Our cost of revenues excluding write-down of inventories and amortization of assets recognized in business combination and technology for the year ended December 31, 2023 amounted to $30,759,000, representing an increase of $5,816,000 or 23%, compared to $24,943,000, for the year ended December 31, 2022. Cost of revenues consists mainly of raw materials, materials and consumables in the amount of $18,696,000, payroll and related expenses in the amount of $9,586,000 and other related costs (depreciation and rental maintenance expenses) in the amount of $2,477,000. The increase resulted primarily from the above-mentioned increase in revenues.

Gross Profit

Our gross profit for the year ended December 31, 2023, amounted to $25,458,000, compared to a gross profit of $14,051,000 for the year ended December 31, 2022. The increase resulted from an increase in our revenues, improved operational efficiencies and a decrease in write-down of inventories and amortization of assets recognized in business combination and technology.

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2023 amounted to $62,004,000, representing a decrease of $13,759,000, or 18%, compared to $75,763,000 for the year ended December 31, 2022. The decrease is attributed to a decrease of $9,702,000 in share-based payments expenses, as well as decrease of $3,627,000 in subcontractors’ expenses and a decrease of $2,176,000 in payroll and related expenses.

Sales and marketing Expenses

Our sales and marketing expenses amounted to $31,707,000 for the year ended December 31, 2023, a decrease of $7,126,000 or 18%, compared to $38,833,000 for the year ended December 31, 2022. The decrease resulted primarily from a decrease of $6,126,000 in share-based payments expenses and a decrease of $982,000 in payroll and related expenses.

General and Administrative Expenses

Our general and administrative expenses totaled $58,254,000 for the year ended December 31, 2023, an increase of $27,797,000 or 91%, compared to $30,457,000 for the year ended December 31, 2022. The increase resulted primarily from an increase of $19,421,000 in professional services, mainly from proxy contest related expenses, including the matters relating to activist shareholders and ADS holders, such as proxy advisory, voting, and litigation, as well as an increase of $3,508,000 in share-based payments expenses and an increase of $4,711,000 in payroll and related expenses. See “Item 8.A Consolidated Statements and Other Financial Instruments - Legal Proceedings” for more information.

Other Income, Net

Our other income, net for the year ended December 31, 2023 was $1,627,000 compared to $0 for the year ended December 31, 2022. The increase was attributed to additional compensation from government authorities for damaged inventory, less reorganization costs which we incurred during 2023.

Impairment Losses

During 2022, there was a decline in our share price, such that as of December 31. 2022, our fair value, which is based on the share price, was lower than our book value of equity. Hence, we evaluated our CGUs to which goodwill is allocated. Given the recoverable amount of the said CGUs, determined on the basis of the value in use of the units, the goodwill, intangibles and property, plant and equipment relating to the groups of the said CGUs was reduced by approximately $40,523,000. In 2023, no impairment losses were recognized.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2023 was $124,880,000, as compared to an operating loss of $171,525,000 for the year ended December 31, 2022, a decrease of $46,645,000 or 27%.

Finance Expense and Income

Finance expense and income mainly consist of bank interest, revaluation of financial assets and liabilities and lease liabilities, revaluation of liability in respect of government grants, bank fees, and exchange rate differences.

We recognized net financial income of $69,282,000 for the year ended December 31, 2023, compared to net financial expenses of $56,506,000 for the year ended December 31, 2022. The change is primarily due to an increase of $86,253,000 from revaluation of our investment in Stratasys, which is measured at fair value, as well as an increase of $27,455,000 in bank interest income, and an increase of $17,703,000 due to exchange rate differences. These were partially offset by a decrease of $4,977,000 in financial income due to revaluation of financial liabilities at fair value through profit or loss.

Total Loss

As a result of the foregoing, our total loss for the year ended December 31, 2023 was $55,660,000, as compared to $228,295,000 for the year ended December 31, 2022, a decrease of $172,635,000, or 76%.

5.B Liquidity and Capital Resources

Overview

Since our inception through December 31, 2023, we have funded our operations principally with $1,550,642,000 from the issuance of Ordinary Shares, warrants and convertible notes. As of December 31, 2023, and following (i) the execution of a $96 million Repurchase Plan during 2023; and (ii) the acquisition of the Stratasys shares, we had $309,571,000 in cash and cash equivalents and an additional $541,967,000 in short-term unrestricted bank deposits.

The table below presents our cash flows:

	December 31,
(in thousands of U.S. dollars)	2022	2023
Operating activities	(92,054)	(105,069)

Investing activities	(67,673)	(166,600)

Financing activities	(5,273)	(105,414)

Net decrease in cash	(168,264)	(375,791)

Operating Activities

Net cash used in operating activities of $105,069,000 during the year ended December 31, 2023 was primarily used for payment of salaries and related personnel expenses, payments for materials and inventory, rent, travel, professional services and other miscellaneous expenses.

Net cash used in operating activities of $92,054,000 during the year ended December 31, 2022 was primarily used for payment of salaries and related personnel expenses, payments for materials and inventory, rent, travel, professional services and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $166,600,000 during the year ended December 31, 2023 was primarily used for investments of our cash in bank deposits and fixed assets.

Net cash used in investing activities of $67,673,000 during the year ended December 31, 2022 was used for investment in securities and fixed assets, as well as acquisition of subsidiaries, less cash invested in bank deposits.

In August 2023, we announced that we acquired the technology and intellectual property of the U.K.-based company Additive Flow, which supplies solutions for 3D design simulation and optimization, for GBP 1.76 million. Additive Flow has developed high-performance and high-quality simulation software for mechanical, thermal, thermo-mechanical properties, along with frequency and fatigue across a range of materials and processes. Their product addresses design, production, and quality decisions, while optimizing for cost, weight, manufacturing productivity, and manufacturing yield.

Financing Activities

Net cash used in financing activities of $105,414,000 in the year ended December 31, 2023 was mainly due to repurchase of our ADSs and lease payments.

Net cash provided by financing activities of $5,273,000 in the year ended December 31, 2022 was mainly due to lease payments.

In February 2023, we announced that we would put into action our previously announced share repurchase plan, or the $100 million Repurchase Plan, allowing us to invest up to $100 million to repurchase our ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The $100 million Repurchase Plan was approved by the Israeli court in in August 2022 for a period of up to 12 months and was later extended by an additional two months. The $100 million Repurchase Plan expired on October 12, 2023, with $4,160,138 remaining, and thereafter no longer eligible for repurchases under such plan. All repurchases made in 2023 were made pursuant to the $100 million Repurchase Plan.

In August 2023, our board of directors authorized a repurchase plan, or the $200 million Repurchase Plan, allowing us to invest up to $200 million to repurchase ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The Israeli court approved the $200 million Repurchase Plan on October 17, 2023 for a twelve-month period. As of March 15, 2024, 17,110,217 shares have been repurchased under the Repurchase Plan.

Under the aforementioned repurchase plans, we may repurchase all or a portion of the authorized repurchase amount. The plans do not obligate us to repurchase any specific number of the Ordinary Shares represented by ADS, and may be suspended or terminated at any time at management’s discretion. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for additional information.

Current Outlook

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception, and we have financed our operations primarily through proceeds from issuance of our Ordinary Shares, warrants and convertible notes. Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures, general corporate purposes and to advance our M&A strategy. We believe that our current resources will be sufficient to meet our business needs for at least the next 12 months.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the progress of commercial sales of our products;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims, intellectual property rights and other legal claims;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

5.C Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2023 to the year ended December 31, 2022— Research and Development Expenses”

5.D Trend Information

The trends impacting us are described elsewhere in this annual report on Form 20-F, including in Items 4.B. and 5.B. As noted therein, among other trends, we have been engaged, and plan to continue to engage, in mergers and acquisitions to diversify or expand our business, which may pose risks to our business, and we may not realize the anticipated benefits of these mergers or acquisitions.

5.E Critical Accounting Estimates

We describe our material Accounting Policies more fully in Note 3 to our financial statements for the year ended December 31, 2023, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies described in Note 3 to our financial statements are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Other financial and operating data:

(In thousands of U.S. dollars)	Year Ended December 31, 2023
EBITDA (loss)	(94,958)
Adjusted EBITDA (loss)	(99,942)

EBITDA is a non-IFRS measure and is defined as earnings before interest income, income tax, depreciation and amortization. We believe that EBITDA, as described above, should be considered in evaluating the company’s operations. EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before other financial income, income tax, depreciation and amortization, share-based payments and other extraordinary income, net, which consists of additional compensation for damaged inventory, less reorganization costs (see Notes 6 and 18(C) to our financial statements). Other financial expense (income), net includes exchange rate differences as well as finance income for revaluation of assets and liabilities. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the company’s operations. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting other financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payment expenses, and Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share-based payments.

The following is a reconciliation of net loss to EBITDA and Adjusted EBITDA:

(In thousands of U.S. dollars)	For the Year Ended December 31, 2023
Net loss	(55,660)
Tax expenses	62
Depreciation	6,544
Interest income	(45,904)
EBITDA (loss)	(94,958)
Finance income from revaluation of assets and liabilities	(21,887)
Exchange rate differences	(1,571)
Share-based compensation expenses	20,101
Other extraordinary income, net	(1,627)
Adjusted EBITDA (loss)	(99,942)

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 15, 2024:

Name	Age	Position
Yoav Stern	70	Chief Executive Officer, Director

Tomer Pinchas	50	Chief Financial Officer & Chief Operating Officer

Nick Geddes	48	Chief Technology Officer

Zivi Nedivi	65	President

Yoav Nissan-Cohen (1)	74	Chairman of the Board of Directors

Simon Anthony-Fried (1)	50	Director

Michael X. Garrett (1)	62	Director

Oded Gera (1) (2) (3)	71	Director

Roni Kleinfeld (1) (2) (3)	67	Director

J. Christopher Moran (1) (2) (3)	64	Director

(1)	Indicates independent director under Nasdaq Stock Market rules.
(2)	Member of our Audit Committee and Financial Statements Examination Committee.
(3)	Member of our Compensation Committee.

In September 2023, Col. (Ret.) Channa Caspi announced that she will be stepping down from our board of directors due to personal medical circumstances.

In October 2023, as part of setting our board of directors to be efficient and effective, we followed Institutional Shareholder Services guidelines, thereby announcing that Mr. Igal Rotem and Mr. Amit Dror will be stepping down from our board of directors effective immediately as part of a planned transition. At the same time, Mr. Amit Dror also resigned from his position as our Customer Success Officer.

In December 2023, we terminated our employment agreement with Mr. Hanan Gino, who served as our Chief Product Officer and Head of Technology M&A since April 2021.

In March 2024, we terminated our employment agreement with Mrs. Yael Sandler, who served as our Chief Financial Officer since June 2015 until January 2024.

Yoav Stern, Chief Executive Officer and Director

Mr. Yoav Stern has served as our Chief Executive Officer since January 2020. Mr. Stern has served as our Chairman of the board of directors from May 2021 until September 2023, and has continued to serve on the board of directors since then. Mr. Stern has been an investor, chief executive officer and/or chairman of hi-tech companies. Mr. Stern has led companies in the fields of software and IT, video surveillance, audio and voice over IP, semiconductors equipment, fiber optics, defense-technologies, communication solutions, aerospace, and homeland security. Mr. Stern spent most of his business career in the United States, running both public and private companies with global operations including in United Kingdom, Germany, Australia, India and Singapore. Since 1997, Mr. Stern has also served as the Co-Chairman of Bogen Communication International and Bogen Corporation, and prior to joining Nano Dimension, from 2011 to 2016, Mr. Stern was the president and chief executive officer of DVTEL Inc., headquartered in New Jersey, USA. Mr. Stern has a B.Sc. in Mathematics and Computer Science, a Diploma in Automation and Mechanical Engineering and an M.A. in International Relations from New York University. Mr. Stern is a graduate of the Israeli Air Force Academy and served as an F-15 Pilot and D. Squadron Commander, as well as the Commander of the Combat Operational Training Unit of the Israeli Air Force.

Tomer Pinchas, Chief Financial Officer and Chief Operating Officer

Mr. Tomer Pinchas has served as our Chief Operating Officer since October 2022. Mr. Pinchas also served as interim Chief Financial Officer from August 2023 until he assumed the role permanently in January 2024. Mr. Pinchas brings 18 years of global experience in finance, M&A and operations management. He recently served as a Chief Financial Officer at Kryon Systems Ltd. from March 2018 to August 2022, a global company that offers intelligence robotic process automation for enterprises digital transformation solution, responsible for all financial management, legal and revenue operations functions. Prior to joining Kryon Systems Ltd., Mr. Pinchas served as a Chief Financial Officer at myThings Inc. from July 2016 to March 2018, a personalized retargeting company providing advertisers with display advertisements in real time. Previously, Mr. Pinchas served as a Chief Financial Officer at DVTel, Inc. from 2007 to 2016, a developer of IP video surveillance solutions, where he led the due diligence, negotiation and acquisition of DVTel, Inc. by FLIR Systems Inc. Mr. Pinchas’ experience also includes working at top public accounting firms, including PwC in New York City from 2005 to 2006. Mr. Pinchas is a graduate of the General Management Program at Harvard Business School and holds a B.A in Accounting and Finance from the College of Management.

Nick Geddes, Chief Technology Officer

Mr. Nick Geddes has served as our Chief Technology Officer since July 2022. Mr. Geddes co-founded GIS in 2006 and served as GIS’s Chief Operating Officer and Chief Technology Officer from 2006 through 2021. Mr. Geddes has remained deeply involved in both the technical and commercial areas of GIS, driving innovative solutions from conception through to product. Prior to GIS, Nick worked as inkjet consultant, and for six years at USB Investment Bank as a Director in Debt Capital Markets. Nick has a master’s degree from Cambridge University in Computer Science.

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

Yoav Nissan-Cohen, Chairman of the Board of Directors

Mr. Yoav Nissan-Cohen has served on our board of directors since December 2022 and has been Chairman of the board of directors since September 2023. Mr. Nissan-Cohen’s career covers almost 40 years of scientific research, technology development, and executive management. He worked as a research scientist in General Electric’s Research and Development Center in New York from 1988 to 1991. In 1991, he joined National Semiconductor, and in 1993 he was one of the founders of Tower Semiconductor Ltd. (TLV: TSEM), where he served as chief executive officer, took the company public on the Nasdaq Capital Market, and built a $1.5 billion advanced semiconductor facility. Mr. Nissan-Cohen was a venture partner in a large VC fund, and later served as the chairman and chief executive officer of Amimon, Inc., a semiconductor company, from 2005 to 2013, providing the only solution for a zero-latency wireless camera link for various medical and other video applications. Mr. Nissan-Cohen has been an executive board member in Weebit Nano (ASX: WBT) since January 2018, a semiconductor company developing a new class of semiconductor memory chips, and the chairman of VisionLab Ltd., a company specializing in advanced vision-based solutions for industrial and military applications, as well as TeraCyte Analytics Ltd., a biotechnology company which developed a platform for high throughput temporal analysis of live single-cells, with breakthrough applications for research, discovery, and development of new drugs and therapies. Mr. Nissan-Cohen holds a Ph.D. in physics from the Hebrew University in Jerusalem.

Simon Anthony-Fried, Director

Mr. Simon Fried has served on our board of directors since August 2014. Mr. Anthony-Fried is one of our co-founders and served as our Chief Business Officer from August 2014 until December 2017. In January 2018, Mr. Anthony-Fried relocated to California, and was appointed as the President of our wholly-owned subsidiary, Nano USA. In June 2019, Mr. Anthony-Fried returned to Israel and served as our Chief Business Officer until December 2019. Mr. Anthony-Fried was a co-founder of Diesse Solutions Ltd., a project management, risk and marketing consultancy, and served as its chief executive officer from 2004 to 2014. He has worked as a risk management and corporate governance consultant to the Financial Services Authority in the United Kingdom and as a senior strategy consultant at Monitor Company, a Boston based boutique strategy consulting firm from 2000 to 2002. Mr. Anthony-Fried has a background that covers marketing and sales strategy, management, business development, financial services regulation, fundraising and c-suite consulting. Mr. Anthony-Fried has worked extensively on global projects in both the B2B and B2C markets driving significant strategic change to global marketing organizations. He also currently serves as a director of the Milk & Honey Distillery Ltd. Mr. Anthony-Fried holds a B.Sc. in Experimental Psychology from University College London, an M.Sc. in Judgment and Risk from Oxford University and an M.B.A. from SDA Bocconi in Milan.

Michael X. Garrett, Director

Mr. Garrett has served on our board of directors since October 2023. General Garrett is a retired United States Army four-star general with nearly 40 years of service, most recently serving as Commanding General, United States Army Forces Command, the largest command in the U.S. Army, from March 2019 until his retirement in July 2022. General Garrett’s 38-year active military career culminated in three years commanding U.S. Army Forces Command and its 750,000 combat and support personnel across the United States, from 2019 to 2022. His earlier command tours include U.S. Army Central and its Army Soldiers serving throughout the Middle East; U.S. Army Alaska; and the U.S. Army’s first Alaska-based airborne brigade, which Garrett established and deployed into Iraq in the mid-2000s. General Garrett served nearly 40 years on active duty as an Infantryman, Paratrooper, and Ranger who ultimately rose to the rank of four-star general as Commander of U.S. Army Forces Command from 2019 to 2022. General Garrett’s military decorations include the Distinguished Service and Defense Superior Service medals; he is also a Distinguished Member of the 75th Ranger Regiment. General Garrett is a member of the board of directors of Textron Inc., First Command Financial Planning, Inc., and Semper Fi & America’s Fund. He is Chairman of the Board of Commissioners for the American Battle Monuments Commission and serves as an Executive in Residence for Fayetteville State University.

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

Roni Kleinfeld, Director

Mr. Roni Kleinfeld has served on our board of directors since November 2012. He has over 25 years of experience as a chief executive officer in public and private companies. He was the chief executive officer of Maariv Holdings Ltd. from 1993 to 2002, the chief executive officer of Hed Artzi Records Ltd. from 2002 to 2007, the chief executive officer of Maariv- Modiin Publishing House Ltd. from 2007 to 2010, and the chief executive officer of OMI Ltd. from 2010 to 2011. Mr. Kleinfeld has also served as director of many companies over the past ten years, including: Excite Ltd. from 2007 to 2011, Makpel Ltd. from 2007 to 2010, Elbit Imaging Ltd. (Nasdaq: EMITF) since 2010, Elran Ltd. from 2010 to 2016, Dancher Ltd. from 2012 to 2014, Mendelson Ltd. from 2012 to 2016, White Smoke Ltd. since 2012, Edri – El Ltd. since 2015, Cofix Group Ltd. since 2015, and Luzon Group since 2017. Mr. Kleinfeld has a B.A. in economics from the Hebrew University in Jerusalem.

J. Christopher Moran, Director

Mr. J. Christopher Moran has served on our board of directors since February 2020. Mr. Moran is a Vice-President of Lockheed Martin Corporation and the Executive Director and General Manager of Lockheed Martin Ventures, the venture capital investment arm of Lockheed Martin Corporation. Mr. Moran is responsible for leading the corporation’s investments in small technology companies, which support Lockheed Martin’s strategic business objectives. Prior to joining Lockheed Martin in 2016, and from 1984 to 2016, Mr. Moran served in a variety of increasingly responsible positions at Applied Materials, Inc. Most recently, Mr. Moran was the head of the Business Systems and Analytics group in the Applied Global Services Organization. Mr. Moran was with Applied for over 32 years, including as the head of Corporate Strategy and the General Manager of Applied Ventures LLC, the strategic investing arm of Applied Materials. Mr. Moran is a graduate of the Massachusetts Institute of Technology where he obtained both his Bachelor and master’s degrees in Mechanical Engineering.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2023. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.627 = U.S. dollar 1.00, and amounts paid in GBP are translated into U.S. dollars at the rate of GBP 0.785 = U.S. dollar 1.00 based on the rate of exchange as reported by the Bank of Israel on December 29, 2023.

	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share-Based Compensation
All directors and senior management as a group, consisting of 16 persons	$5,126	$7,100

(1)	Includes Mrs. Yael Sandler, who was terminated from her position as our Chief Financial Officer in March 2024, Mr. Amit Dror, who resigned from his position as Chief Customer Success Officer in October 2023, and Mr. Hanan Gino, who was terminated from his position as our Chief Product Officer and Head of M&A in December 2023.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers and directors during or with respect to the year ended December 31, 2023.

Annual Compensation- in thousands of U.S. dollars – Convenience Translation (*)

Executive Officers and Directors	Salary and Related Benefits, including Pension, Retirement and Other Similar Benefits	Share-Based Compensation(1)	Total
Yoav Stern	$1,125	$—	$1,125

Zivi Nedivi	$545	$2,665	$3,210

Nick Geddes	$1,064	$1,172	$2,236

Hanan Gino	$390	$1,588	$1,978

Tomer Pinchas	$414	$1,004	$1,418

(*)	Using the exchange rate as of December 29, 2023, which was 3.627 (NIS/USD) and 0.785 (GBP/USD)

(1)	Computed based on Black-Scholes-Merton formula, binomial pricing model or Monte Carlo simulations.

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

For a description of the terms of our options and option plan, see “Item 6.E. Share Ownership” below.

Directors’ Service Contracts

We currently do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

C. Board Practices

Introduction

Our board of directors presently consists of seven members. We believe that Messrs. Nissan-Cohen, Fried, Garrett, Gera, Kleinfeld, and Moran, are “independent” for purposes of Nasdaq Stock Market rules. Our amended and restated articles of association provides that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve members. Pursuant to the Companies Law, the supervision of the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Pursuant to the Companies Law, our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors.

Mr. Yoav Stern has been our Chief Executive Officer since January 20, 2020, and has been compensated in accordance with the terms of an agreement, or the Amended and Restated Management Services Agreement, approved by our shareholders on July 7, 2020, by and between the Company and Mr. Yoav Stern, through his fully owned entity, DoubleShore Inc. The term of Mr. Stern’s agreement was for a period of three years and was set to expire on December 31, 2022. On December 19 and 20, 2022, our compensation committee and board of directors, respectively, approved the renewal of Mr. Stern’s agreement as of January 1, 2023 and until the next general meeting of shareholders. The renewed agreement was approved in accordance the Companies Law exemptions regarding interested party transactions (regulation 1B4), according to which, the compensation committee and the board of directors may decide to renew the engagement with its Chief Executive Officer or Director in terms which are not materially different from his/her previous terms or in terms which are not favorable compared to the previous engagement, provided in any case that they adhere with our compensation policy. On September 7, 2023, a general meeting of shareholders was held and Mr. Stern’s agreement expired and all payments due to Mr. Stern in connection therewith were made. Since September 7, 2023, Mr. Stern has received no compensation for his ongoing services and there is no certainty when Mr. Stern shall have an approved compensatory arrangement with the Company for his services, if at all. Per the approval of our compensation committee and board of directors, the Company pays for expenses incurred in connection with Mr. Stern’s role as our Chief Executive Officer.

All other executive officers are appointed by our Chief Executive Officer. If the executive officers are also officer holders as defined under the Companies Law, their terms of employment are subject to the approval of the compensation committee and the board of directors, and if such terms of employment are not consistent with our compensation policy, then such terms require the approval of our shareholders.

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

In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), for the remaining period of time during which the director whose service has ended was filled would have held office, or in case of a vacancy due to the number of directors serving being less than the maximum number pursuant to Article 38 to our amended and restated articles of association.

Under the Companies Law, nominations for directors may be made by any shareholder holding at least one percent of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Companies Law and our amended and restated articles of association has been provided.

However, under new exemptions applicable as of March 12, 2024, generally referred to as the New Exemptions, one or more shareholders of an Israeli company whose shares are listed outside of Israel (e.g. Nasdaq), may request its company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member as an item on the agenda of a future general meeting, provided that the shareholder hold at least five percent of the voting rights of the company, instead of the one percent required in the past. The decision whether to include the suggested item on the agenda is subject to the Company’s discretion, under the provisions of the Companies Law.

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

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least two-thirds of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company (“special majority”). On May 25, 2021, our shareholders approved in a special majority that Mr. Stern will serve as the chairman and the chief executive officer for a period of three years. On September 15, 2023, we announced that Mr. Yoav Nissan-Cohen was appointed to serve as the chairman of our board of directors, while Mr. Stern continues to serve as our chief executive officer and director.

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

An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

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

Under the Companies Law, all arrangements as to compensation of office holders require approval of the compensation committee and board of directors, and compensation of office holders who are the Chief Executive Officer or directors must also be approved, subject to certain exceptions, by the shareholders, by a special majority, in that order.

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

The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

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

Committees of the Board of Directors

Our board of directors has established seven standing committees, the audit committee (which also acts as the Financial Statements committee), the compensation committee, the independent committee, the strategy committee, the M&A and operation committee, the litigation – proxy fight committee and the ESG committee.

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. Our audit committee, acting pursuant to a written charter, is comprised of Messrs. Gera, Moran and Kleinfeld.

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

As noted above, the members of our audit committee include Mr. Kleinfeld, Mr. Moran and Mr. Gera, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Mr. Gera serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

Our compensation committee is acting pursuant to a written charter, and consists of Messrs. Gera, Moran and Kleinfeld, each of whom is “independent,” as such term is defined under Nasdaq rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association. Our compensation committee also complies with committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

Our compensation committee reviews and recommends to our board of directors: (1) the annual base compensation of our office holders and directors; (2) annual incentive bonus plans, including the specific goals and amount; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements/provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

The compensation committee is responsible for (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by our shareholders); (2) administration of the Company’s clawback policy; and (3) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

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

As noted above, the members of our compensation committee include Messrs. Moran, Gera and Kleinfeld, each of whom is “independent,” as such term is defined under Nasdaq rules. Mr. Oded Gera serves as the chairman of our compensation committee.

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Yisrael Gewirtz from Fahn Kanne Control Management Ltd. Grant Thornton Israel. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but the managing partner of a firm which specializes in internal auditing.

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

Insurance

Under the Companies Law, a company may, if specified in its articles of association, obtain insurance for any of its office holders for:

●	a breach of duty of care to the company or to any other person;

●	a breach of duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable grounds to assume that the act that resulted in such breach would not prejudice the interests of the company; and

●	a financial liability imposed on such office holder in favor of any other person.

Our amended and restated articles of association also allow us to obtain insurance for any of our officer holders for any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, insure an office holder, and to the extent such law requires the inclusion of a provision permitting such insurance in our amended and restated articles of association, then such provision shall be deemed to be included in our amended and restated articles of association (including, without limitation, in accordance with Section 56h(b)(1) of the Israeli Securities Law, if and to the extent applicable, and Section 50P of the Israeli Economic Competition Law).

We currently have directors’ and officers’ liability insurance, providing total coverage of $30 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of $733,340, which expires on November 4, 2024.

Indemnification

Subject to the provisions of the Companies Law, the Company may retroactively indemnify an office holder of the Company, if specified in its articles of association, with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such office holder or incurred by such office holder due to an act performed by or an omission of the office holder in such office holder’s capacity as an office holder of the Company:

i.	financial liability imposed on an office holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the office holder;

ii.	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

iii.	reasonable litigation costs, including attorney’s fees, expended by an office holder or which were imposed on an office holder by a court in proceedings filed against the office holder by the Company or in its name or by any other person or in a criminal charge in respect of which the office holder was acquitted or in a criminal charge in respect of which the office holder was convicted for an offense which did not require proof of criminal intent.

iv.	any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, insure an office holder, and to the extent such law requires the inclusion of a provision permitting such insurance in our amended and restated articles of association, then such provision shall be deemed to be included and incorporated in our amended and restated articles of association (including, without limitation, in accordance with Section 56h(b)(1) of the Israeli Securities Law, if and to the extent applicable, and Section 50P of the Israeli Economic Competition Law).

Our amended and restated articles of association allow us to indemnify our office holders up to a certain amount. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited to sub-sections i to iii described above, and to sub-section iv described above, provided that:

●	the undertaking to indemnify is limited to such events which our board of directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criterion which our directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

●	the undertaking to indemnify shall set forth such events which our directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criterion which our directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with certain members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors’ and officers’ insurance.

Exemption

Subject to the provisions of the Companies Law and the Securities Law, the Company may exempt and release, in advance, if specified in its articles of association, any office holder from any liability to the Company for damages arising out of a breach of the office holder’s duty of care towards the Company.

Notwithstanding the foregoing, the Company may not exempt its directors in advance from his liability for damages with respect to violation of his duty of care to the Company with respect to distributions. In addition, the Company may not exempt an office holder from his liability to the Company with regard to a resolution and/or a transaction in which the controlling shareholder and/or any office holder has a personal interest.

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

Special General Meeting of Shareholders by Murchinson

In January 2023, Murchinson Ltd., or Murchinson (which is an advisor or sub-advisor of one of our major ADS holders), submitted a request to our board of directors for us to convene a special general shareholders meeting which would include certain amendments to our amended and restated articles of association as well as removal of four currently serving directors – Mr. Stern, Mr. Gera, Mr. Rotem and Mr. Nissan-Cohen- and appointment of two new director nominees, proposed by Murchinson. After careful consideration, our board of directors rejected Murchinson’s request because it failed to comply with requirements under laws and regulations in Israel and the United States, as well as with our amended and restated articles of association.

In March 2023, despite our rejection, Murchinson conducted an illegal shareholders meeting. Due to the illegality of the shareholders meeting, our board of directors does not recognize the results of this shareholders meeting.

On September 7, 2023, we convened an Annual General Meeting of Shareholders, or the AGM. At the AGM, our shareholders approved the re-election of a slate of nominees, comprised of the following individuals, together constituting the Nano Slate, as Class III directors until the third annual general meeting of shareholders following such re-election and until he or she ceases to serve in office in accordance with the provisions of the Company’s articles of association or any law, whichever is the earlier: Yoav Nissan Cohen, Oded Gera and Col. (Res.) Channa (Hanny) Caspi; The shareholders further approved an amendment to article 42 of our amended and restated articles of association and rejected a proposal to amend same put forth by Murchinson. The shareholders further rejected proposals put forth by Murchinson to remove Mr. Stern, Mr. Dror, Mr. Anthony-Fried, Mr. Moran, and Mr. Kleinfeld from the board of directors.

Under the New Exemptions, one or more shareholders of an Israeli company whose shares are listed outside of Israel may request its company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member as an item on the agenda of a future general meeting, provided that the shareholder hold at least five percent of the voting rights of the company, instead of the one percent required in the past. The decision whether to include the suggested item on the agenda is subject to the Company’s discretion, under the provisions of the Companies Law.

Moreover, under the New Exemptions, the board of directors of an Israeli company whose shares are listed outside of Israel shall convene a special meeting at the request of one or more shareholders holding at least 10 percent of the issued and outstanding share capital, instead of five percent as required in the past, or the Non Exempted Holding, and at least one percent of the voting rights in the company, or one or more shareholders holding at least 10 percent of the voting rights in the company, provided that if the applicable law as applicable to companies incorporated in the country which the Company is listed for trade, establishes a right to demand convening of such a meeting for those holding a percentage of holdings lower than 10 percent , then the Non Exempted Holding shall apply.

D. Employees.

As of December 31, 2021, we had seven senior management, full-time employees, two of whom also served as directors in our Company. In addition, we had 338 employees. Ten employees were located in Hong Kong, and China, 95 employees were located in Europe, 31 employees were located in the United States and the rest were located in Israel.

As of December 31, 2022, we had 11 senior management, full-time employees, one of whom also served as a director in our Company. In addition, we had 553 employees. Eleven employees were located in Asia Pacific, 228 employees were located in Europe, 40 employees were located in the United States and the rest were located in Israel

As of December 31, 2023, we had 10 senior management, full-time employees, one of whom also served as a director in our Company. In addition, we had 509 employees. Three employees were located in Asia Pacific, 243 employees were located in Europe, 24 employees were located in the United States and the rest were located in Israel.

In October 2023 our board of directors approved, as part of a reorganization plan in several departments of the Company, the termination of certain Company employees worldwide, with preferable terms.

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

E. Share Ownership.

The following table lists as of March 15, 2024, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)
Executive Officers and Directors
Yoav Stern	32,355,893	(3)	12.9%
Tomer Pinchas	166,667	(4)	*
Nick Geddes	350,000	(5)	*
Zivi Nedivi	485,715	(6)	*
Yoav Nissan-Cohen	13,333	(7)	*
Simon Anthony-Fried	45,710	(8)	*
Michael X. Garrett	—	(9)	—
Oded Gera	15,916	(10)	*
Roni Kleinfeld	8,378	(11)	*
J. Christopher Moran	51,249	(12)	*
All directors and executive officers as a group (10 persons)	33,492,861		13.5%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable or RSUs vesting within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 221,368,434 Ordinary Shares issued and outstanding as of March 15, 2024, (which excludes shares purchased under our repurchase plan), plus Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)	Mr. Stern holds 27,742,103 Series B warrants to purchase Ordinary Shares at an exercise price of $6.16 per share exercisable within 60 days. Stern YOI Ltd. Partnership is a Nevada limited partnership. Mr. Stern is a managing member of Stern YOI Ltd. Partnership. In addition, Mr. Stern holds 4,613,790 Ordinary Shares.

(4)	Mr. Pinchas holds 783,333 RSUs that do not vest within 60 days. In addition, Mr. Pinchas holds 166,667 Ordinary Shares.

(5)	Mr. Geddes holds exercisable options to purchase 200,000 Ordinary Shares at an exercise price of $3.79 per share. In addition, Mr. Geddes holds options to purchase 200,000 Ordinary Shares at an exercise price of $3.79 per share that are not exercisable within 60 days, and 850,000 RSUs that do not vest within 60 days. In addition, Mr. Geddes holds 150,000 Ordinary Shares.

(6)	Mr. Nedivi holds 1,314,285 unvested RSUs and an unvested option to purchase 1,000,000 Ordinary Shares at varied exercise prices that are not exercisable within 60 days. In addition, Mr. Nedivi holds 485,715 Ordinary Shares.

(7)	Mr. Nissan-Cohen holds 92,667 RSUs that do not vest within 60 days. In addition, Mr. Nissan-Cohen holds 13,333 Ordinary Shares.

(8)	Mr. Anthony-Fried holds options to purchase 1,666 Ordinary Shares at an exercise price of $80.11 per share, and options to purchase 35,000 Ordinary Shares at an exercise price of $0.70 per share that are exercisable within 60 days, and 9,044 Ordinary Shares. In addition, Mr. Anthony-Fried holds 51,136 RSUs that do not vest within 60 days.

(9)	Mr. Garrett holds 30,000 RSUs that do not vest within 60 days.

(10)	Mr. Gera holds 62,084 RSUs that do not vest within 60 days. In addition, Mr. Gera holds 15,916 Ordinary Shares.

(11)	Mr. Kleinfeld holds 49,802 RSUs that do not vest within 60 days. In addition, Mr. Kleinfeld holds 8,378 Ordinary Shares.

(12)	Mr. Moran holds options to purchase 35,000 Ordinary Shares at an exercise price of $0.70 per share, and options to purchase 11,916 Ordinary Shares at an exercise price of $9.33 per share that are exercisable within 60 days. In addition, Mr. Moran holds options to purchase 1,084 Ordinary Shares at an exercise price of $9.33 per share and 37,667 RSUs that do not vest within 60 days. In addition, Mr. Moran holds 4,333 Ordinary Shares.

2015 Stock Option Plan

We maintain one equity incentive plan – our Employee Stock Option Plan (2015), or the 2015 Plan. As of March 15, 2024, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 64,000,000. In addition, RSUs and options to purchase 16,647,551 Ordinary Shares were issued and outstanding as of such date.

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

Our 2015 Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, or the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. In order to be eligible under Section 102, the trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The 2015 Plan also permits the grant to Israeli grantees of options that do not qualify under Section 102(b)(2).

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

In September 2022, we re-priced the share options granted to a small group of certain directors and senior management, after receiving approval to do so from the Israeli tax authorities. In accordance with the repricing, every two old share options will be converted into one RSU, without an exercise price. The vesting period of the new RSUs will be 4 years. Additionally, in January, February, March, October, November and December, 2023, our board of directors approved an acceleration of vesting of unvested options and RSUs in case of change of control, as well as in other special circumstances, to several employees and executives.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of March 15, 2024, we had several major shareholders and ADS holders. Nomis Bay Ltd., BPY Limited, EOM Management Ltd., Murchinson, James Keyes, Jason Jagessar, Chaja Carlebach, and Marc J. Bistricer entered into a joint filing agreement in which they agreed to joint filing on behalf of each of their statements on Schedule 13D with respect to our Ordinary Shares. These parties reported that they jointly own 15,550,000 Ordinary Shares and ADSs, which is 6.6% of our Ordinary Shares.

Additionally, Anson Funds Management LP, Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam entered into a joint filing agreement in which they agreed to joint filing on behalf of each of their statements on Schedule 13D with respect to our ADSs. These parties reported that they jointly own 20,391,213 ADSs, or 8.7%, of our Ordinary Shares. Anson Funds Management LP is a Texas limited partnership, Anson Management GP LLC, is the general partner of Anson Funds Management LP and a Texas limited liability company, Mr. Bruce R. Winson, is the principal of Anson Funds Management LP and the managing member of Anson Management GP LLC. Anson Advisors Inc. is an Ontario, Canada corporation, Mr. Amin Nathoo is a director and the Secretary and Chief Compliance Officer of Anson Advisors Inc., and Mr. Moez Kassam is also a director of Anson Advisors Inc. and is the CEO and President of Anson Advisors Inc.

Finally, Mr. Stern is also a major shareholder (see “Item 6.E. Share Ownership”).

In January 2024, we entered into the Rights Plan, which replaced our prior rights agreement that expired by its terms, with the intention to protect the long-term interests our ADS holders and enable them to realize the full potential value of their investment in the Company. The Rights Plan is designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over our Company. Pursuant to the Rights Plan, we issued one special purchase right for every one ADS outstanding at the close of business on February 5, 2024. Each right allows its holder to purchase from us one-half (0.5) of one ADS, at a purchase price of $0.01 per ADS, once the rights become exercisable. The Rights would become exercisable (and such Person will be deemed to be an Acquiring Person) if at any time after such announcement, (i) the Person increases its ownership percentage to an amount equal to or greater than the greater of (1) 10% and (2) the sum of (I) the lowest number of Ordinary Shares beneficially owned by such Person as a percentage of the outstanding Ordinary Shares as of any time from and after the time of the public announcement of the declaration of the Rights and (II) 0.001% or (ii) would have been an “Acquiring Person” under that certain Rights Agreement by and between the Company and the Rights Agent dated as of January 27, 2023 prior to the expiration of the rights issued under such agreement. The rights will expire on January 25, 2025. For more information about the Rights Plan, see exhibit 2.2 filed with this annual report on Form 20-F.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2023, there was an increase in: (i) joint beneficial ownership of Nomis Bay Ltd., BPY Limited, EOM Management Ltd., Murchinson, James Keyes, Jason Jagessar, Chaja Carlebach, and Marc J. Bistricer from 5.2% to 6.6%, and (ii) Anson Funds Management LP, Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam from 5.1% to 8.7%. In addition, over the course of 2023, there was a decrease in Mr. Stern’s beneficial ownership from 12.7% to 12.3%.

Over the course of 2022, there was an increase in: (i) joint beneficial ownership of Nomis Bay Ltd., BPY Limited, EOM Management Ltd., Murchinson, James Keyes, Jason Jagessar, Chaja Carlebach, and Marc J. Bistricer from 0% to 5.2%, and (ii) Anson Funds Management LP, Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam (from 0% to 5.1%).

Over the course of 2021, Mr. Stern’s beneficial ownership increased from 12.1% to 12.7%.

We are not aware of any increases or decreases in the percentage ownership of other significant shareholders.

Record Holders

Based upon a review of the information provided to us by The Bank of New York Mellon, the depositary of the ADSs, as of March 15, 2024, there were 120 holders of record of the ADSs on record with the Depository Trust Company.

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

B. Related Party Transactions

Employment or Services Agreements

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with certain executive officers and all of our directors pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors’ and officers’ insurance.

Mr. Yoav Stern has been our Chief Executive Officer since January 20, 2020, and has been compensated in accordance with the terms of an agreement, or the Amended and Restated Management Services Agreement, approved by our shareholders on July 7, 2020, by and between the Company and Mr. Yoav Stern, through his fully owned entity, DoubleShore Inc. The term of Mr. Stern’s agreement was for a period of three years and was set to expire on December 31, 2022. On December 19 and 20, 2022, our compensation committee and board of directors, respectively, approved the renewal of Mr. Stern’s agreement as of January 1, 2023 and until the next general meeting of shareholders. The renewed agreement was approved in accordance the Companies Law exemptions regarding interested party transactions (regulation 1B4), according to which, the compensation committee and the board of directors may decide to renew the engagement with its Chief Executive Officer or Director in terms which are not materially different from his/her previous terms or in terms which are not favorable compared to the previous engagement, provided in any case that they adhere with our compensation policy. On September 7, 2023, a general meeting of shareholders was held and Mr. Stern’s agreement expired and all payments due to Mr. Stern in connection therewith were made. Since September 7, 2023, Mr. Stern has received no compensation for his ongoing services and there is no certainty when Mr. Stern shall have an approved compensatory arrangement with the Company for his services, if at all. Per the approval of our compensation committee and board of directors, the Company pays for expenses incurred in connection with Mr. Stern’s role as our Chief Executive Officer.

Options

Since our inception we have granted options to purchase our Ordinary Shares to our officers and directors. Such option agreements may contain (and employment agreements of certain executive officers contain) acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Share Ownership—2015 Stock Option Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for 90 days after such termination.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become a party to various litigation matters incidental to the conduct of our business. Except as disclosed below, we are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

DeepCube Litigation

On December 7, 2022, we were served with a motion requesting the discovery of documents in the Tel Aviv District Court (Economic Department) by an ADS holder, Mr. Kfir Sapir asserting, among other things, that the purchase price in our acquisition of DeepCube did not accurately reflect the acquired company’s value, that there were flaws in the approval process for the acquisition during the meeting of our board of directors, which allegedly resulted in a breach of the directors’ fiduciary duties, and that we had undervalued DeepCube in our financial reports for 2021, suggesting that the acquired company had no worth. Following our response, on October 19, 2023, upon a request from the Plaintiff, the court dismissed the matter without prejudice because the Plaintiff intended to file a derivative action. On September 5, 2023, Mr. Sapir filed a motion to certify a derivative action according to section 198 to the Companies Law against the Company and its directors with the Tel Aviv District Court, arguing the decision to acquire DeepCube for approximately $40 million in cash and $30 million ADSs, was unreasonable, based on his notion that DeepCube is only a “startup company” with allegedly no revenues and no products. A court hearing is scheduled for July 3, 2024.

Murchinson Litigations in Israeli Courts

On February 12, 2023, Murchinson Ltd., BPY Limited, Nomis Bay Ltd., Boothbay Absolute Return Strategies, LP. and Boothbay Diversified Alpha Master Fund, LP., collectively Murchinson or Murchinson and Affiliates submitted a statement of claim to the Lod District Court (Economic Department), or the Court, in which they asserted that our shares registered under Form S-8, filed with the SEC on January 27, 2023, were allocated unlawfully and in bad faith, resulting in the deprivation of shareholders’ rights. Murchinson also requested that the Court cancel the registration of the newly registered shares on the Company’s Form S-8. Furthermore, Murchinson demanded that the Court order us to refrain from any allocation of shares from the newly registered shares, or, in the alternative, to make any allocation subject to shareholder meeting approval or condition any future allocations from the newly registered shares on specific criteria related to employee and official compensation. Pre-trial hearings were held on June 18, 2023 and on February 21, 2024.

Separately, on February 27, 2023, we filed a claim against Murchinson in the Court, challenging Murchinson’s right to convene a shareholders’ meeting, contending that they are not shareholders (but rather ADS holders). Following a hearing on June 18, 2023, the matter was stayed until a verdict is reached in the Second Murchinson Claim, as described below.

On March 26, 2023, Murchinson filed for temporary relief in Court, or the Second Murchinson Claim, in which it claimed that it had the right to convene a special general meeting of shareholders on March 20, 2023, and that the decisions in that special general meeting would be valid and legally binding. Specifically, the meeting Murchinson wanted to convene would amend the article of association and appoint two directors, or the Alleged Directors, and remove from office Yoav Stern, Oded Gera, Igal Rotem and Dr. Yoav Nissan-Cohen. Following a hearing and submission of motions, on April 16, 2023, the Court rejected Murchinson’s request for temporary relief and request that we refrain from doing any business outside the ordinary course of business. The Court, however, granted the alternative relief of appointing the Alleged Directors as board observers. We filed, with the Supreme Court of Israel, a request for interlocutory appeal, but was denied. The Second Murchinson Claim is currently pending before the Court.

On August 31, 2023, Murchinson filed a complaint against the Company and Mr. Yoav Stern, arguing that we wrongfully counted proxy cards at our September 7, 2023, annual general meeting, or the AGM, and that the required majority for the dismissal of directors at the AGM are a simple majority rather than a special majority of 70%. In connection with this complaint, Murchinson requested temporary relief requesting that the Court instruct the Company (1) to refrain from implementing the decisions reached at the AGM; or (2) to refrain from convening board of directors and committee meetings with members comprising Ms. Hanna Caspi, Mr. Oded Gera and Dr. Yoav Cohen-Nissan; or (3) to refrain from doing any business outside the ordinary course of business, including changes in our capital. A hearing took place on September 5, 2023, during which the Court denied the request for temporary relief. The Company filed a counterstatement of claims to Murchinson’s complaint on January 18, 2024, and its statement of defense on January 21, 2024. A hearing was held on February 21, 2024, in which the court scheduled further proceedings starting in September 2024.

On March 18, 2024, we filed a motion for temporary injunction in the Court against Murchinson, and Affiliates and Mr. Moshe Sarfati, a senior analyst at Murchinson, or the Respondents, in which we claim that the Respondents had contacted officers at certain third-party companies with whom we have had business discussions, and committed tortious interference. We asked the Court to issue an injunction against the Respondents:

I.	To refrain from contacting third parties – including companies in the field of 3D printing and/or companies engaged in negotiations with the Company – regarding the Company’s affairs, and to present them with misleading presentations casting doubt over the legality of the current board of directors of the Company and implying that the current board of directors and management are not authorized to make decisions regarding the Company’s transactions, or to threaten them that Respondents will act to thwart any negotiation, collaboration, or transaction with the Company under the guidance of the Company’s current board of directors.

II.	To avoid interfering with or undermining the Company’s business activities, including any attempts to thwart transactions advancing the Company’s interests with third parties, including merger, acquisition, or stock exchange transactions. We also asked the Court to order the Respondents to provide a written affidavit to be submitted by each of the Respondents, detailing all communications made to third parties engaged in business relations with the Company, with the aim of interfering in the Company’s business affairs.

On March 21, 2024, we filed a complaint with the Court requesting a declaration that Respondents had breached their duties and requesting the remedies specified above. A hearing is scheduled for March 26, 2024.

Murchinson Litigation in U.S. Courts

On March 27, 2023, we filed a complaint in the United States District Court for the Southern District of New York alleging claims against Murchinson and Affiliates as well as Anson Funds, or Anson. The complaint alleges that defendants improperly engaged in coordinated efforts to acquire a large stake in the Company and interfered with its business operations, in violation of U.S. securities laws, New York law, and pertinent contracts governing our ADSs. The Complaint also alleges that defendants’ conduct was in violation of Section 13(d) of the Exchange Act and constituted breach of contract, tortious interference with prospective business relationships, and unjust enrichment. After we filed the complaint, on May 2, 2023 and June 23, 2023, Murchinson and Anson filed amended disclosures with the SEC. On July 10, 2023, the United States District Court dismissed our federal securities claims against Murchinson and Anson and declined to exercise supplemental jurisdiction concerning our state law claims, dismissing them without prejudice. On August 9, 2023, we appealed the District Court’s decision dismissing our claims arising under Section 13(d) of the Exchange That appeal remains pending.

On July 14, 2023, we filed a complaint against Murchinson and Affiliates and Anson in the Supreme Court of the State of New York. The complaint in this action alleges that Murchinson and Affiliates breached multiple provisions of the contract that governs there holdings of our ADSs and were unjustly enriched through their improper trading of our ADSs. On August 3, 2023, the Supreme Court of the State of New York issued a decision temporarily staying the Company’s claims pending a post-trial ruling in the Second Murchinson Claim. We do not anticipate that any further action will take place in this matter until the stay is lifted.

On May 1, 2023, Murchinson filed a complaint in the Southern District of New York alleging that the Company and its directors violated New York Civil Rights Law §§ 70-a and 76-a when they initiated the above-referenced litigation in the Southern District of New York. On August 9, 2023, we filed a motion to dismiss the complaint in its entirety, arguing, inter alia, that the Southern District of New York lacks jurisdiction to hear the claims and that Murchinson’s complaint fails on the merits. The Company’s motion to dismiss remains pending.

Stratasys Litigation

On April 25, 2023, we filed a motion for the issuance of temporary relief against Stratasys and its board of directors, requesting that the Tel Aviv District Court prevent Stratasys from sabotaging a special tender offer that we announced we intended to publish according to the mechanism prescribed in the Companies Law for implementing an unlawful “poison pill.” On May 7, 2023, we filed a statement of claim, or the Poison Pill Claim, against Stratasys and its board of directors. Following a hearing held in connection with the Poison Pill Claim, on July 18, 2023, the Tel Aviv District Court suggested, without making a conclusive decision, that he believes that there is no per se prohibition against such a plan as long as it does not discriminate between shareholders. On August 8, 2023, the court stayed the proceedings in the Poison Pill Claim. On November 16, 2023, we asked the Tel Aviv District Court to resume the proceedings and to set dates for final briefing. The matter is currently pending before the Tel Aviv District Court.

Dividends

Except as detailed in Item 16E in relation to the repurchase of our Ordinary Shares, which is considered a dividend under the Companies Law, we have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Under the Companies Law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of distribution, generally referred to as the Earnings Criteria. In the event that we do not meet such earnings criteria, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, generally referred to as the Solvency Criteria.

However, under the New Exemptions, an Israeli company whose shares are listed outside of Israel, is permitted to perform distribution in a way of repurchasing its own shares, even if the Earnings Criteria is not met, without the need for court’s approval. The exemption is subject to certain conditions, including, among others: (i) The distribution meets the Solvency Criteria; and (ii) no rejection was filed by any of the company’s creditors to the court. If any creditor objects to the distribution, the company will be required to obtain the court’s approval for the distribution.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E. Taxation”, for additional information.

B. Significant Changes

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, which represent our Ordinary Shares, are traded on the Nasdaq Capital Market under the symbol “NNDM.” Each ADS currently represents one Ordinary Share. Our ADSs are subject to the Rights Plan.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Share Purchase Agreement, dated January 4, 2022, by and among Nano Dimension Ltd. and the Selling Shareholders (related to the acquisition of Essemtec), filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on January 5, 2022. See Item 5.B “Liquidity and Capital Resources - Financing Activities” for more information about this agreement.

●	Share Purchase Agreement, dated January 4, 2022, by and among Nano Dimension Ltd. and the Selling Shareholders (related to the acquisition of GIS), filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on January 5, 2022. See Item 5.B “Liquidity and Capital Resources - Financing Activities” for more information about this agreement.

●	Equity Purchase Agreement, dated July 7, 2022, by and between Nano Dimension Ltd. and Lapmaster Wolters Limited, and, solely for purposes of Sections 7.6 and 9.15, Lapmaster Group Holdings LLC., filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on July 8, 2022. See Item 5.B “Liquidity and Capital Resources - Financing Activities” for more information about this agreement.

●	Deed of Variation of Share Purchase Agreement, dated July 11, 2022, by and among Nano Dimension Ltd., the Selling Shareholders Representative (on behalf of the Selling Shareholders) and Nicholas Campbell Geddes, filed as Exhibit 10.1 to Report on Form 6-K (File No. 001-37600), filed on July 14, 2022. See Item 5.B “Liquidity and Capital Resources - Financing Activities” for more information about this agreement.

●	Rights Agreement, dated January 27, 2023, by and between Nano Dimension Ltd. and the Bank of New York Mellon, filed as Exhibit 4.1 to Report on Form 6-K (File No. 001-37600), filed on January 27, 2023 (expired on January 29, 2024).

●	Rights Agreement, dated January 25, 2024, by and between Nano Dimension Ltd. and the Bank of New York Mellon, filed as Exhibit 4.1 to Report on Form 6-K (File No. 001-37600), filed on January 25, 2024. See exhibit 2.2 filed with this annual report on Form 20-F for more information about this agreement.

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

Tax Benefits and Grants for Research and Development

Under the Research Law, programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 85% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 3.5% of revenues until the entire IIA grant is repaid, together with an annual interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month London Interbank Offered Rate, or LIBOR, applicable to U.S. dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the IIA and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application. For applications to manufacture abroad, submitted to the IIA after October 25, 2023, the maximum increased liability is up to 150% of the IIA grants, plus interest accrued thereon, instead of 300%.

The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed 6 times the value of the grants received plus interest, with a possibility to reduce such payment to up to 3 times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the IIA and maintain at least 75% of the research and development employees the Company had for the six months before the know-how was transferred, subject to additional conditions specified in the regulations.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval or the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the Research Law, we may be subject to criminal charges or to mandatory repayment of grants received by us (together with interest and penalties).

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

From time to time, we may apply the Office of the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

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

U.S. Tax Considerations

U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares and ADSs. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares or ADSs that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, or the Code) have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our ADSs or Ordinary Shares, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences applicable for them.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets within the meaning of Section 1221 of the Code. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity:” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; (9) a person having a functional currency other than the U.S. dollars; or (10) S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein). This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold Ordinary Shares or ADSs through a partnership or other pass-through entity are not addressed.

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

The amount of a distribution with respect to our Ordinary Shares or ADSs will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of the NIS into U.S. dollars will be U.S. source ordinary exchange gain or loss.

Taxation of the Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). A U.S. Holder’s initial tax basis in shares generally will equal the cost of such shares. If any foreign tax is imposed on the sale, exchange or other disposition of our ADSs or Ordinary Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the deposits before deduction of the tax. The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares or ADSs will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares or ADSs is generally allocated to U.S. source income. Because gain for the sale or other taxable disposition of our ADSs or Ordinary Shares will be treated as U.S. source income, and you may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, your ability to utilize a foreign tax credit with respect to any foreign tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. An additional 3.8% net investment income tax (described below) may apply to gains recognized upon the sale, exchange or other taxable disposition of our Ordinary Shares or ADS by certain U.S. Holders who meet certain income thresholds.

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

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is generally treated as a passive asset, subject to certain exceptions that qualify as working capital.

The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares or ADSs. Accordingly, there can be no assurance that we currently are not or will not become a PFIC. Due to our substantial cash position, we believe that we may be treated as a PFIC for 2023, although we do not intend to conduct an analysis to obtain assurance of this.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and (4) an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

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

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits, mainly with banks that have a credit rating of at least A-minus, money market accounts and money market funds. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Our market risk exposure is primarily a result of NIS/U.S. dollar exchange rates, which is discussed in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would not have had a material effect in relation to the Company’s loss in 2023.

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

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary is the registered holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A Deposit Agreement among us, the depositary, ADS holders, and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

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

Previously Identified Material Weaknesses in Internal Control Over Financial Reporting

We previously identified and disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022, a material weakness in our internal control over financial reporting relating to the design and maintenance of effective change management controls over certain information technology systems that support the financial reporting processes of a subsidiary (Essemtec).

Remediation Efforts of Previously Disclosed Material Weaknesses:

During the year ended December 31, 2023, management has done the following to remediate the material weakness:

●	formalized change management policies, processes, and procedures to ensure that all changes made to systems are tested and approved prior to migration to production;

●	removed permanent access for a third-party vendor responsible for maintaining the system and only granting temporary access as needed for change activities; and

●	increased resource allocation to the subsidiary IT team to allow for more attention on SOX control documentation.

●	implemented a monitoring tool to capture changes made to the ERP system.

As a result of these remediation activities and based on testing of the new and modified controls for operating effectiveness, management concluded that the previously reported material weakness was remediated and that our internal control over financial reporting was effective as of December 31, 2023.

(c) Attestation Report of the Registered Public Accounting Firm

See report of Somekh Chaikin, a member firm of KPMG International, which is included on page F-3 of the consolidated financial statements included in this annual report on Form 20-F.

(d) Changes in Internal Control over Financial Reporting

Other than steps taken in connection with the completion of the remediation process described above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel, PCAOB ID 1057, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2022 and 2023.

The following table provides information regarding fees paid by us to Somekh Chaikin and/or other member firms of KPMG International for all services, including audit services, for the years ended December 31, 2022 and 2023:

	Year Ended December 31,
(in U.S dollars)	2022	2023
Audit fees (1)	997,889	875,909
Audit-related fees (2)	210,229	68,722
Tax fees (3)	147,025	116,859
All other fees	—	—
Total	1,355,143	1,061,490

(1)	Includes professional services rendered in connection with the audit of our annual financial statements,
(2)	Includes fees for other services, such as due diligence services in connection with acquisitions.
(3)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of March 15, 2024, the following equity securities were purchased as part of our $100 million Repurchase Plan, described below, and by affiliated purchasers:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares (or Approximate Dollar Value) that May Yet be Purchased Under the Plans or Programs
Repurchase Program
February 1-28, 2023	3,795,690	$2.88	3,795,690	$89,049,685
March 1-31, 2023	2,453,187	$2.97	2,453,187	$81,768,245
June 1-30,2023	1,807,311	$2.68	1,807,311	$76,928,895
July 1-31,2023	13,942,389	$3.19	13,942,389	$32,425,758
August 1-31,2023	3,127,742	$3.08	3,127,742	$22,782,297
September 1-30,2023	3,787,648	$2.68	3,787,648	$12,634,517
October 1-31,2023	3,102,387	$2.73	3,102,387	$4,160,138
Total	32,016,354	$2.89	32,016,354	$4,160,138

In February 2023, we announced that we would put into action our previously announced $100 million Repurchase Plan allowing us to invest up to $100 million to repurchase our ADSs from time to time. in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The $100 million Repurchase Plan was approved by the Israeli court in August 2022 for a period of up to 12 months and was later extended for a period of two months. The $100 million Repurchase Plan expired on October 12, 2023, with $4,160,138 remaining, and thereafter no longer eligible for repurchases under such plan. All repurchases made in 2023 were made pursuant to the $100 million Repurchase Plan.

In August 2023, our board of directors authorized the $200 million Repurchase Plan, allowing us to invest up to $200 million to repurchase ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The Israeli court approved the $200 million Repurchase Plan in August 2023 and extended it for a twelve-month period in October 2023. The $200 million Repurchase Plan went into effect on October 17, 2023. As of March 15, 2024, 17,110,217 shares have been repurchased under the $200 million Repurchase Plan.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers, who are office holders as defined under the Companies Law, is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holders compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

Shareholder approval is generally required for executive officers compensation in the event (i) approval by our board of directors and our compensation committee is not consistent with our executive officers compensation policy, or (ii) compensation required to be approved is that of our chief executive officer who is not a director or an executive officer who is also the controlling shareholder of our company (including an affiliate thereof). Such shareholder approval shall require a special majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted at the meeting, excluding for such purpose any abstentions disinterested majority, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed 2% of the voting rights in our company.

Additionally, approval of the compensation of an executive officer who is also a director requires a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our executive officers’ compensation policy. Our compensation committee and board of directors may, in special circumstances, approve the compensation of an office holder (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholders’ objection, based on specified arguments and taking shareholders’ objection into account. Our compensation committee may further exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements set forth for an external director, from requiring shareholder approval, if such engagement is consistent with our office holder compensation policy and our compensation committee determines based on specified arguments that presentation of such engagement to shareholder approval is likely to prevent such engagement. To the extent that any such transaction with a controlling shareholder is for a period exceeding three years, approval is required once every three years.

A director or office holder may not be present when the board of directors of a company discusses or votes upon a transaction in which he or she has a personal interest, except in case of ordinary transactions, unless the chairman of the board of directors determines that he or she should be present to present the transaction that is subject to approval.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specified minimum price. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, including private offerings to controlling shareholders, which require the special majority, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require the special majority. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders within 15 months of the last annual shareholders meeting, and in any case once every calendar year.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

We recognize the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The board of directors is actively involved in oversight of our crisis management plan, or the Crisis Management Plan, and cybersecurity represents an important component of our overall approach to risk management. Our cybersecurity policies, standards, processes and practices are fully integrated into our Crisis Management Plan and are based on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

●	Governance: As discussed in more detail under the heading “Governance,” the board of directors’ oversight of cybersecurity risk management is supported by the Crisis Management Team, or CMT, which regularly interacts with it and with Mr. Yaniv Luzon, our Chief Information Security Officer, or CISO, other members of management and relevant management committees.

●	Collaborative Approach: We implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

●	Technical Safeguards: We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

●	Incident Response and Recovery Planning: We have established and maintain a comprehensive Crisis Management Plan that fully addresses our response to a cybersecurity incident, and such plan is tested and evaluated on a regular basis.

●	Third-Party Risk Management: We maintain a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

●	Education and Awareness: We provide regular, mandatory training for personnel regarding cybersecurity threats as a means to equip our personnel with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

We engage in the periodic assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We may engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the CMT and to Company’s management, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews. For further information, see “Item 3.D. Risk Factors—General Risk Factors--Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.”

Governance

The board of directors, in coordination with the CMT, oversees our risk management process, including the management of risks arising from cybersecurity threats. Company’s management and the CMT each receive regular presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties. The board of directors and CMT also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, Company’s management and the CMT discuss our approach to cybersecurity risk management with the members of the Cybersecurity Council, which includes the Company’s CISO.

The CISO, in coordination with the CMT, which includes our CEO, CFO, COO, President, Human Resources, General Counsel, and Global IT Director, works collaboratively across the Company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company’s incident response and recovery plans. To facilitate the success of our cybersecurity Crisis Management Plan, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CISO and the CMT monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and report such threats and incidents to the board of directors when appropriate.

Mr. Luzon has been our CISO since November 2021. He has several years of experience in security management. Prior to joining our Company, from 2016 through 2021, he served as Information Security Manager for the Israeli Ministry of Religious Services. Mr. Luzon has an M.B.A. from the College of Management and Academic Studies. He is a Technion Certified CISO, Information Security, of Technion – Israel Institute of Technology.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to affect our Company, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit	Description
1.1	Amended and Restated Articles of Association of Nano Dimension Ltd., filed as exhibit 99.1 to Form 6-K filed on December 11, 2023, and incorporated herein by reference.

2.1	Amended and Restated Form of Depositary Agreement, dated as of April 15, 2019, among Nano Dimension Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 1 to the Form F-6 (File No. 333-252477) filed on January 27, 2021, and incorporated herein by reference.

2.2	Description of Securities, filed herewith.

4.1^	Amended and Restated License Agreement, dated April 2, 2015, by and between the Company and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd., filed as Exhibit 4.1 to Form 20-F/A filed on February 29, 2016, and incorporated herein by reference.

4.2	Nano Dimension Ltd. Employee Stock Option Plan (2015), filed as Exhibit 99.1 to Form S-8 (File No. 333-269436) filed on January 27, 2023, and incorporated herein by reference.

4.3	Nano Dimension Ltd. Amended and Restated Executive Officers Compensation Policy, filed as Exhibit 99.1 to Form 6-K filed on June 7, 2022, and incorporated herein by reference.

4.4	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated January 30, 2019, filed as Exhibit 4.2 to Form F-1 (File No. 001-228521) filed on January 30, 2019, and incorporated herein by reference.

4.5	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated September 4, 2019, filed as Exhibit 99.4 to Report on Form 6-K (File No. 001-37600), filed on September 3, 2019, and incorporated herein by reference.

4.6	Form of Series A Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated August 5, 2020, between Nano Dimension Ltd. and Stern YOI Ltd. Partnership, filed as Exhibit 4.5 to Form F-3 (File No. 333-252848), filed on February 8, 2021, and incorporated herein by reference.

4.7	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated September 6, 2020, between Nano Dimension Ltd. and YEDNE LLC, filed as Exhibit 4.7 to Form F-3 (File No. 333-252848), filed on February 8, 2021, and incorporated herein by reference.

4.8	Form of Indemnification Agreement, filed herewith.

4.9

Rights Agreement, dated January 25, 2024, by and between Nano Dimension Ltd. and the Bank of New York Mellon, filed as Exhibit 4.1 to Report on Form 6-K (File No. 001-37600), filed on January 25, 2024, and incorporated herein by reference.

8.1	List of Subsidiaries, filed herewith.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Somekh Chaikin (Member firm of KPMG International), filed herewith.

97.1	Nano Dimension Ltd. Clawback Policy, dated November 27, 2023, filed herewith.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

^	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NANO DIMENSION LTD.

Date: March 21, 2024	By:	/s/ Yoav Stern
Yoav Stern
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Nano Dimension Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Nano Dimension Ltd. and its subsidiaries (the Company) as of December 31, 2022 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2015.

Tel-Aviv, Israel

March 21, 2024

Nano Dimension Ltd
Consolidated Statements of Financial Position as at
U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2022	2023
Assets
Cash and cash equivalents	4.A	685,362	309,571
Bank deposits	4.C	346,663	541,967
Restricted deposits	4.B	60	60
Trade receivables	5.A	6,342	12,710
Other receivables	5.B	6,491	11,290
Inventory	6	19,400	18,390
Total current assets		1,064,318	893,988

Restricted deposits	4.B	850	881
Investment in securities	20.C	114,984	138,446
Deferred tax	16.E	115	—
Other receivables	5.B	809	—
Property plant and equipment, net	7	5,843	16,716
Right-of-use assets	21	16,539	12,072
Intangible assets	8	—	2,235
Total non-current assets		139,140	170,350
Total assets		1,203,458	1,064,338

Liabilities
Trade payables		3,722	4,696
Financial derivatives and deferred consideration	20.D	8,798	—
Other payables	10	24,150	29,738
Current portion of other long-term liability		363	38
Total current liabilities		37,033	34,472

Liability in respect of government grants	11	1,492	1,895
Employee benefits	18	1,462	2,773
Liability in respect of warrants	20.D	69	—
Lease liability	21	12,374	8,742
Deferred tax liabilities	16.E	—	75
Loan from banks		736	595
Total non-current liabilities		16,133	14,080
Total liabilities		53,166	48,552

Equity

		December 31,
	Note	2022	2023
Non-controlling interests		767	1,011

Share capital	12	388,406	400,700
Share premium and capital reserves		1,296,194	1,299,542
Treasury shares		(1,509)	(97,896)
Foreign currency translation reserve		583	2,929
Remeasurement of net defined benefit liability (IAS 19)		2,508	707
Accumulated loss		(536,657)	(591,207)
Equity attributable to owners of the Company		1,149,525	1,014,775

Total equity		1,150,292	1,015,786

Total liabilities and equity		1,203,458	1,064,338

Nano Dimension Ltd
Consolidated Statements of Profit or Loss and Other Comprehensive Income
U.S. dollars in thousands (except share and per share data)

		For the Year Ended
		December 31,
	Note	2021	2022	2023
Revenues	13	10,493	43,633	56,314
Cost of revenues	14	5,730	24,943	30,759
Cost of revenues - write-down of inventories and amortization of assets recognized in business combination and technology	8	3,641	4,639	97
Total cost of revenues		9,371	29,582	30,856
Gross profit		1,122	14,051	25,458
Research and development expenses, net	15.A	41,686	75,763	62,004
Sales and marketing expenses	15.B	22,713	38,833	31,707
General and administrative expenses	15.C	19,644	30,457	58,254
Other income, net	15.D	—	—	1,627
Impairment losses on intangible assets	8	140,290	40,523	—
Operating loss		(223,211)	(171,525)	(124,880)
Finance income	15.E	17,909	22,965	70,934
Finance expenses	15.E	428	79,471	1,652
Loss before taxes on income		(205,730)	(228,031)	(55,598)
Taxes benefit (expenses)	16	4,906	(264)	(62)
Loss for the year		(200,824)	(228,295)	(55,660)
Loss attributable to non-controlling interests		(47)	(872)	(1,110)
Loss attributable to owners		(200,777)	(227,423)	(54,550)

Loss per share
Basic loss per share	17.A	(0.81)	(0.88)	(0.22)
Diluted loss per share	17.B	(0.83)	(0.88)	(0.22)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations		(46)	(844)	2,368
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	18	—	2,508	(1,801)
Total other comprehensive income (loss) for the year		(46)	1,664	567
Total comprehensive loss for the year		(200,870)	(226,631)	(55,093)
Comprehensive loss attributable to non-controlling interests		(69)	(892)	(1,088)
Comprehensive loss attributable to owners of the Company		(200,801)	(225,739)	(54,005)

Nano Dimension Ltd
Consolidated Statements of Changes in Equity
U.S. dollars in thousands (except share and per share data)

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the year ended December 31, 2023:
Balance as of January 1, 2023	388,406	1,296,194	2,508	(1,509)	583	(536,657)	1,149,525	767	1,150,292
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	1,332	1,332
Loss for the year	—	—	—	—	—	(54,550)	(54,550)	(1,110)	(55,660)
Other comprehensive income (loss) for the year	—	—	(1,801)	—	2,346	—	545	22	567
Exercise of warrants, options and vesting of RSUs	12,294	(12,294)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(96,387)	—	—	(96,387)	—	(96,387)
Share-based payment acquired	—	(4,459)	—	—	—	—	(4,459)	—	(4,459)
Share-based payments	—	20,101	—	—	—	—	20,101	—	20,101
Balance as of December 31, 2023	400,700	1,299,542	707	(97,896)	2,929	(591,207)	1,014,775	1,011	1,015,786

Nano Dimension Ltd
Consolidated Statements of Changes in Equity
U.S. dollars in thousands (except share and per share data)

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Presentation / Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the year ended December 31, 2022:
Balance as of January 1, 2022	386,665	1,266,027	—	(1,509)	1,407	(309,234)	1,343,356	875	1,344,231
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	784	784
Loss for the year	—	—	—	—	—	(227,423)	(227,423)	(872)	(228,295)
Other comprehensive loss for the year	—	—	2,508	—	(824)	—	1,684	(20)	1,664
Exercise of warrants, options and vesting of RSUs	1,741	(1,741)	—	—	—	—	—	—	—
Share-based payment acquired	—	(1,005)	—	—	—	—	(1,005)	—	(1,005)
Share-based payments	—	32,913	—	—	—	—	32,913	—	32,913
Balance as of December 31, 2022	388,406	1,296,194	2,508	(1,509)	583	(536,657)	1,149,525	767	1,150,292

Nano Dimension Ltd
Consolidated Statements of Changes in Equity
U.S. dollars in thousands (except share and per share data)

	Share capital	Share premium and capital reserves	Treasury shares	Presentation / Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the year ended December 31, 2021:
Balance as of January 1, 2021	257,225	518,426	(1,509)	1,431	(108,457)	667,116	—	667,116
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	944	944
Loss for the year	—	—	—	—	(200,777)	(200,777)	(47)	(200,824)
Other comprehensive loss for the year	—	—	—	(24)	—	(24)	(22)	(46)
Issuance of ordinary shares, net (*)	114,024	682,322	—	—	—	796,346	—	796,346
Exercise of warrants, options and vesting of RSUs	6,219	(3,176)	—	—	—	3,043	—	3,043
Share issuance as part of business combination	9,197	29,522	—	—	—	38,719	—	38,719
Share-based payments	—	38,933	—	—	—	38,933	—	38,933
Balance as of December 31, 2021	386,665	1,266,027	(1,509)	1,407	(309,234)	1,343,356	875	1,344,231

(*)	See Note 12 for more information regarding issuance of ordinary shares.

Nano Dimension Ltd
Consolidated Statements of Cash Flows
U.S. dollars in thousands (except share and per share data)

	For the Year Ended December 31,
Statements of Cash Flows	2021	2022	2023
Cash flow from operating activities:
Net loss	(200,824)	(228,295)	(55,660)
Adjustments:
Depreciation and amortization	7,383	7,283	6,544
Impairment losses	140,290	40,523	—
Financing income net	(6,873)	(1,769)	(46,281)
Revaluation of financial liabilities accounted at fair value	(10,608)	(4,516)	461
Revaluation of financial assets accounted at fair value	—	62,791	(23,462)
Loss from disposal of property plant and equipment and right-of-use assets	567	948	326
Increase in deferred tax	(5,013)	(581)	(11)
Share-based payments	29,782	32,563	20,101
Other	(70)	166	164
	155,458	137,408	(42,158)
Changes in assets and liabilities:
(Increase) decrease in inventory	2,382	(4,603)	(340)
Increase in other receivables	(429)	(1,978)	(5,775)
Increase in trade receivables	(449)	(1,992)	(5,603)
Increase in other payables	1,139	5,281	4,856
Increase (decrease) in employee benefits	—	1,497	(1,478)
Increase in trade payables	74	628	1,089
	2,717	(1,167)	(7,251)
Net cash used in operating activities	(42,649)	(92,054)	(105,069)

Cash flow from investing activities:
Change in bank deposits	(416,019)	141,555	(189,060)
Interest received	3,706	17,465	41,529
Change in restricted bank deposits	(32)	(327)	(27)
Acquisition of property plant and equipment	(9,761)	(9,388)	(9,098)
Acquisition of intangible asset	—	—	(1,524)
Acquisition of subsidiaries, net of cash acquired	(74,574)	(31,057)	—
Payment of a liability for contingent consideration in a business combination	—	(10,708)	(9,255)
Acquisition of financial assets in fair value through profit and loss	—	(177,775)	—
Decrease in deposit in escrow	—	3,362	—
Other	—	(800)	835
Net cash used in investing activities	(496,680)	(67,673)	(166,600)

Cash flow from financing activities:
Proceeds from issuance of ordinary shares, warrants and convertible notes, net	805,497	—	—
Exercise of warrants and options	212	—	—
Lease payments	(1,494)	(4,151)	(4,823)
Repayment long-term bank debt	(814)	(406)	(536)
Proceeds from non-controlling interests	944	510	1,089
Amounts recognized in respect of government grants liability	(96)	(221)	(298)
Payments of share price protection recognized in business combination	—	(1,005)	(4,459)
Repurchase of treasury shares	—	—	(96,387)
Net cash from (used in) financing activities	804,249	(5,273)	(105,414)
Increase (decrease) in cash and cash equivalents	264,920	(165,000)	(377,083)
Cash and cash equivalents at beginning of the year	585,338	853,626	685,362
Effect of exchange rate fluctuations on cash	3,368	(3,264)	1,292
Cash and cash equivalents at end of the year	853,626	685,362	309,571

Non-cash transactions:
Intangible asset acquired on credit	—	—	711
Property plant and equipment acquired on credit	249	52	214
Recognition of a right-of-use asset	1,919	15,196	929
Conversion of convertible notes and warrants to equity	2,830	—	—

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

Note 1 – General

A.	Reporting Entity

Nano Dimension Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Ilan Ramon St., Ness Ziona, Israel. Unless otherwise indicated, all references to the “Company,” refer to Nano Dimension Ltd. and its subsidiaries, Global Inkjet Systems Ltd. (“GIS”), a United Kingdom corporation, Nano Dimension Technologies Ltd. (“Nano Tech”), an Israeli corporation, Essemtec AG (“Essemtec”) and Nano Dimension Swiss GmbH (“Nano Swiss”), Swiss corporations, Formatec Holding B.V. (“Formatec Holding”), Admatec Europe B.V. (“Admatec”), and Formatec Technical Ceramics B.V. (“Formatec”), Dutch corporations, Nano Dimension USA Inc. (“Nano USA”), a Delaware corporation, Essemtec USA, LLC, a Delaware limited liability company, Nano Dimension GmbH (“Nano Germany”) and Essemtec Deutschland GmbH, German corporations, Nano Dimension Australia Pty Ltd. (“Nano Australia”), an Australian corporation, Nano Dimension (HK) Limited, a Hong Kong corporation, Essemtec France SAS, a French corporation, Nano Dimension NY Ltd., a New York corporation, and Nano Dimension Trading (Shenzhen) Ltd., a Chinese corporation. The consolidated financial statements of the Company as of December 31, 2023, comprise the Company and its subsidiaries in Israel, in the United States, in Switzerland, in Germany, in the United Kingdom, in the Netherlands, Australia and in Hong Kong (together referred to as the “Group”). The Company engages in advance additive manufacturing (also known as “3D”) solutions. Since March 2016, the Company’s American Depositary Shares (“ADSs”) have been trading on the Nasdaq Capital Market (“Nasdaq”).

Since August 25, 2014, the Company has devoted substantially all of its financial resources to develop its products and has financed its operations primarily through the issuance of equity securities. The amount of the Company’s future net profits or losses will depend, in part, on the rate of its future expenditures, its ability to generate significant revenues from the sale of its products, and its ability to obtain funding through the issuance of securities, strategic collaborations or grants. In the fourth quarter of 2017 the Group began commercializing its products and its ability to generate significant revenues and achieve profitability depends on its ability to successfully complete the development of, and to continue to commercialize, its products, including consumables.

B.	Material events in the reporting period

(1)	Change in interest curves and inflation expectations

Since 2021, inflation rates in Israel and the world have been rising – in 2021 and 2022, the Consumer Price Index in Israel increased, an increase that continued also in 2023. Along with the worldwide rise in prices, central banks around the world decided to raise interest rates with the aim of curbing rising prices. The changes in interest rates and the rise in inflation rates had a significant effect on items in the financial statements as described in the following notes:

●	Note 18 on employee benefits, with respect to remeasurement of actuarial liabilities.

●	Note 20 on financial risks, with respect to linkage and currency risk.

(2)	Iron Swords War in Israel

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks (the “Iron Swords War”). Following this, there was a decrease in Israel’s economic and business activity. The security situation has led, inter alia, to a disruption in the chain of supply and production, a decrease in the volume of national transportation, a shortage in manpower as well as a decrease in the value of financial assets and a rise in the exchange rate of foreign currencies in relation to the NIS. There was no material impact on the Company’s operations and revenues.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

Note 2 – Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Company’s board of directors on March 20, 2024.

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

For further information regarding the measurement of these assets and liabilities see Note 3 regarding material accounting policies.

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

In 2021 and 2022, the Group examined whether there was an impairment of goodwill, intangibles and property, plant and equipment that were allocated to cash generating units, in accordance with the accounting policy presented in Note 3 below. Recoverable amounts of cash-generating units were determined on the basis of value-in-use calculations. These calculations require the use of estimates.

During those years, 2021 and 2022, there was a decline in the value of the Group’s cash-generating units to which goodwill is allocated. Given the recoverable amount of the said cash-generating units, determined on the basis of the value in use of the units, the goodwill, intangibles and property, plant and equipment relating to the Group of the said cash-generating units was reduced by approximately $40,523 and $140,290 in the years 2022 and 2021, respectively.

For information on key assumptions used in calculation of the recoverable amount, see Note 8.D regarding intangible assets and Note 7 regarding property, plant and equipment.

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

For information on details regarding fair value measurement at Level 2 and sensitivity analysis see Note 20.D regarding financial instruments.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

F.	Initial application of new standards, amendments to standards and interpretations

Amendment to IAS 1, Presentation of Financial Statements: “Disclosure of Accounting Policies” (“the Amendment”)

According to the Amendment, companies must provide disclosure of their material accounting policies rather than their material Accounting Policies. Pursuant to the Amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements.

The Amendment also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. The Amendment also clarifies that immaterial accounting policy information need not be disclosed.

The Amendment is initially applied in the annual financial statements for 2023. As a result of applying the Amendment, the extent of the accounting policy disclosure provided in the financial statements for 2023 was reduced and adjusted according to the Company’s specific circumstances.

Note 3 – Material Accounting Policies

The accounting policies of the Group set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

A.	Basis of consolidation

(1)	Business combination

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, then the Group may implement the concentration test, according to which the set of assets and activities acquired do not constitute a business. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on an acquisition according to the fair value of the consideration transferred, less the net amount of the identifiable assets acquired and the liabilities assumed. Any goodwill that arises is tested annually for impairment.

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

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company.

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests. Total profit or loss and other comprehensive income is allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests.

B.	Foreign currency

(1)	Foreign currency transactions

Transactions in currencies other than the USD are translated into the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising from translation are recognized in profit or loss.

(2)	Index linked financial items

Financial assets and liabilities which according to their terms are linked to changes in the Israeli Consumer Price Index (the “Index”) are adjusted according to the relevant Index on every reporting date in accordance with the terms of the agreement. Linkage differences deriving from said adjustment are recorded to profit and loss.

(3)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates at the dates of the transactions, mainly the average exchange rates during the period.

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

(4) Below are details regarding the Consumer Price Index of the New Israeli Shekel (“NIS”) and the exchange rate of Euro, Swiss Franc (“CHF”) and British Pound (“GBP”):

	Consumer Price Index	Euro	CHF	NIS	GBP
December 31, 2023	111.20	1.11	1.19	0.28	1.27
December 31, 2022	108.00	1.07	1.08	0.28	1.20
December 31, 2021	102.60	1.13	1.09	0.32	1.35
Change in percentages:
Year ended December 31, 2023	2.96	3.71	9.70	(2.98)	5.80
Year ended December 31, 2022	5.26	(5.62)	(0.54)	(11.62)	(10.80)
Year ended December 31, 2021	1.48	(7.38)	(3.54)	3.23	(0.74)

C.	Revenue recognition

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

In some cases, the Group recognizes a warranty as a distinct service to the customer and is, therefore, a distinct performance obligation.

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

Maintenance revenue is recognized ratably, on a straight-line basis, over the period of the services. Revenue from training and installation is recognized at the time of performance.

Revenues from the provision of development services, which are contingent on the existence of milestones, are recognized solely on the existence of the relevant milestone.

When the consideration for the contract is in a form other than cash, the Group measures the non-cash consideration at fair value. In trade-up contracts, the Group delivers new printer and receives previous model printer and cash. The Group needs to evaluate the fair value of the printer received. In doing so, the Group measures the difference between the SSP of the new printer and the cash received.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

D.	Financial instruments

(1)	Trade receivables

The Group initially recognizes trade receivables on the date that they are created. A trade receivables without a significant financing component is initially measured at the transaction price and subsequently measured at amortized cost. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date classification was changed from contract asset to receivables.

On each reporting date, the Group assesses whether the trade receivables carried at amortized cost are credit-impaired. The Group’s policy for estimating the credit losses on trade receivables includes analysis of such items as aging, credit worthiness, payment history, and historical bad debt experience.

Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets.

(2)	Investment in securities

The Group measures investment in equity instruments in fair value through profit and loss.

(3)	Derivative financial liabilities

Measurement of derivative financial instruments

Derivatives are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss, as financing income or expense. Inter alia, the Group implements the said accounting treatment to changes in the fair value of warrants that contain a cashless exercise mechanism. For further information, see Note 20.

(4)	Repurchase of share capital

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

E.	Property plant and equipment

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

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

The estimated useful lives for the current and comparative periods are as follows:

%
Machinery, equipment and vehicles	7 – 25
Computers (mainly 33%)	10 – 33
Office furniture and equipment	7 – 20
Leasehold Improvements (mainly 25%)	10 – 33
Buildings	3.5

F.	Intangible assets

(1)	Research and development

Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset.

The Group did not capitalize development expenses because the Group estimated that not all aforementioned conditions were met.

(2)	Other intangible assets

Other intangible assets that are acquired by the Group are measured at cost less accumulated amortization and accumulated impairment losses.

(3)	Amortization

Amortization is recognized in profit or loss on a straight-line basis, over the estimated useful lives of the intangible assets from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits embodied in each asset.

G.	Impairment of non-financial assets

Determining cash-generating units

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The Group recognized six cash generating units.

Allocation of goodwill to cash-generating units or a group of cash-generating units

For the purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

Goodwill acquired in a business combination is allocated to a group of cash-generating units, including those existing in the Group before the business combination, that are expected to benefit from the synergies of the combination. Therefore, the Group tests the goodwill acquired from the acquisitions of its subsidiaries, at the Group’s level, since the goodwill cannot be allocated to individual cash-generating units.

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

I.	Government grants

Grants received from the Israeli Innovation Authority (“IIA”) are recognized as a liability according to their fair value on the date of their receipt. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. Expenses related to revaluation of the liability in respect of government grants were recognized in the statements of profit or loss and other comprehensive income as finance expenses.

J.	Leases

Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments, and concurrently recognizes a right-of-use asset at the same amount of the lease liability.

Since the interest rate implicit in the Group’s leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated on a straight-line basis over the shorter of the lease term or useful life of the asset, as follows:

Buildings	1-5 years
Vehicles	3 years

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

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

For lease contracts that contain non-lease components, such as services or maintenance, which are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

K.	Financing income and expenses

Financing income is comprised of interest income on deposits, revaluation of liability in respect of government grants, foreign currency gains and fair value changes of financial liabilities and assets through profit and loss.

Financing expenses are comprised of bank fees, exchange rate differences, revaluation of liability in respect of government grants and fair value changes of financial liabilities through profit and loss.

In the statements of cash flows, interest paid is presented as part of cash flows from financing activities and interest received is presented as part of cash flows from investing activities.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

L.	Income tax expense

Income tax comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination or recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

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

For more information regarding the deferred tax assets and liabilities, see note 16.

M.	Employee benefits

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

Post-employment benefits for Essemtec employees are treated as defined benefit plans.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

N.	Share-based payment transactions

The Group mainly uses grants of restricted share units (“RSUs”) in order to incentivize the performance of officers and other key employees, and to members of the board of directors and observers who are not employees. The grant date fair value of share-based payment awards granted is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. Share-based payment arrangements in which the subsidiary grants rights to parent company equity instruments to its employees are accounted for by the Group as equity-settled share-based payment transactions.

The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions, is adjusted to reflect the number of awards that are expected to vest.

Note 4.A – Cash and cash equivalents

	December 31,
	2022	2023
Denominated in NIS	37,812	24,537
Denominated in USD	639,318	278,993
Denominated in GBP	2,643	663
Denominated in EURO	4,176	3,913
Denominated in CHF	1,380	1,437
Other	33	28
	685,362	309,571

Note 4.B – Restricted deposits

The Group has restricted deposits of $881 for the lease of its offices and labs and $60 for credit cards. The deposits are not linked and bear an annual interest rate of 0.01%-5.1%. The Group expects to lease its offices and labs for a period of more than a year, thus the restricted deposit was classified as a non-current asset. The restricted deposit for the credit cards was classified as a current asset.

Note 4.C – Bank deposits

The Group has unrestricted bank deposits of $541,967 (2022: $346,663), which are presented under current assets. The deposits bear an annual and fixed interest rate of between 4.6%-7.17%.

The deposits period is between three months to one year.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

Note 5.A – Trade receivables

	December 31,
	2022	2023
Trade receivables	6,770	13,370
Provision for impairment (*)	(428)	(660)
	6,342	12,710

(*) All impairment losses derive from contracts with customers.

Note 5.B – Other receivables

	December 31,
	2022	2023
Government authorities	2,495	1,956
Prepaid expenses	1,895	1,777
Others (*)	2,910	7,557
	7,300	11,290

Presented under current assets	6,491	11,290
Presented under non-current assets	809	—

(*) Including $6,353 in receivables for reimbursement of damaged inventory (see note 6).

Note 6 – Inventory

	December 31,
	2022	2023
Raw materials and work in progress	14,924	12,134
Finished goods	4,476	6,256
	19,400	18,390

During the reporting period, the Group’s warehouse located in the south of Israel suffered physical damage due to a direct missile hit related to the Iron Swords War, as described in Note 1(B)(2). As a result, damaged inventory in the amount of $4,959 was written off. The damage was covered by government authorities, part of which was received in November 2023, and the remainder in February 2024. The Group is in the process of claiming additional compensation from its insurance policy, which compensates the profit margin of that inventory. The amount of $3,774, which represents the net excess of the receivables from the government authorities over the cost of the inventory damaged, was recognized in other income.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

Note 7 – Property plant and equipment, net

	Machinery, equipment and vehicles	Computers	Office furniture and equipment	Leasehold improvements	Raw materials for property	Buildings	Total
Cost
As of January 1, 2022	8,490	1,870	795	2,579	439	6,064	20,237
Acquisitions through business combinations	391	65	120	43	—	—	619
Additions	3,125	2,075	677	3,543	—	20	9,440
Disposals	(464)	(23)	—	—	(439)	—	(926)
Effect of changes in exchange rates	267	(42)	(1)	(35)	—	(24)	165
As of December 31, 2022	11,809	3,945	1,591	6,130	—	6,060	29,535
Additions	7,179	984	241	3,509	—	110	12,023
Disposals	(393)	(13)	(23)	(204)	—	—	(633)
Effect of changes in exchange rates	454	111	44	16	—	611	1,236
As of December 31, 2023	19,049	5,027	1,853	9,451	—	6,781	42,161

Depreciation accrued
As of January 1, 2022	8,490	1,870	795	935	439	18	12,547
Additions	99	496	74	838	—	205	1,712
Impairment loss	3,343	1,552	696	4,326	(439)	—	9,478
Effect of changes in exchange rates	(123)	27	26	31	—	(6)	(45)
As of December 31, 2022	11,809	3,945	1,591	6,130	—	217	23,692
Additions	921	169	70	581	—	231	1,972
Disposals	(253)	(8)	(7)	(111)	—	—	(379)
Effect of changes in exchange rates	(14)	81	43	11	—	39	160
As of December 31, 2023	12,463	4,187	1,697	6,611	—	487	25,445

Carrying amount
As of December 31, 2022	—	—	—	—	—	5,843	5,843
As of December 31, 2023	6,586	840	156	2,840	—	6,294	16,716

During the year ended December 31, 2023, the Group acquired $726 (2022: $512) of property and equipment on credit.

A. Impairment loss

As part of the impairment testing of cash generating units, impairment losses of property, plant and equipment were recognized in 2022 and 2021 in the amount of approximately $9,478 and $8,031. For further information regarding the impairment test, see Note 8.D.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

Note 8 – Intangible assets

A.	Movement in carrying amount

	Goodwill	Technology	Development Costs	Other intangible assets	Total
Cost
As of January 1, 2022	89,244	39,987	7,672	2,853	139,756
Acquisitions through business combinations	22,050	8,902	—	2,497	33,449
Effect of changes in exchange rates	—	(453)	—	48	(405)
As of December 31, 2022	111,294	48,436	7,672	5,398	172,800
Acquisitions of intangible	—	2,235	—	—	2,235
As of December 31, 2023	111,294	50,671	7,672	5,398	175,035

Amortization and impairment losses
As of January 1, 2022	(89,244)	(39,987)	(7,672)	(2,853)	(139,756)
Amortization for the year	—	(1,654)	—	(348)	(2,002)
Effect of changes in exchange rates	—	13	—	(10)	3
Impairment loss	(22,050)	(39,987)	—	(2,187)	(31,045)
As of December 31, 2022	(111,294)	(48,436)	(7,672)	(5,398)	(172,800)
As of December 31, 2023	(111,294)	(48,436)	(7,672)	(5,398)	(172,800)
Carrying amount
As of December 31, 2022	—	—	—	—	—
As of December 31, 2023	—	2,235	—	—	2,235

B.	Acquisitions

In August 2023, the Group acquired the technology and intellectual property of the U.K.-based company Additive Flow, which supplies solutions for 3D design simulation and optimization, for 1,760 thousand GBP ($2,235). An amount of 1,200 thousand GBP ($1,524) was paid immediately, and the rest of the consideration was transferred to the seller in February 2024. The Group intends to integrate Additive Flow’s technology as part of its research and development. Therefore, the acquired intangible asset has not yet begun to be amortized.

C.	Amortization

No amortization was recognized in 2023. In 2022, the current amortization of technology and of development costs and backlogs (included in “other intangibles assets”) was allocated to the cost of revenues. The current amortization of trademarks (included in “other intangibles assets”) was recognized in selling and distribution expenses. Amortization is recognized on a straight-line basis, except for backlogs which were amortized when inventory was sold.

D.	Impairment testing for cash-generating units containing goodwill

In 2022 and 2021, for the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to a group of cash-generating units, including those existing in the Group before the business combination, that are expected to benefit from the synergies of the combination. Therefore, the Group tested the goodwill acquired from the acquisition of GIS and Formatec Holding (2021: the goodwill acquired from the acquisition of DeepCube, NanoFabrica and Essemtec), at the Group’s level, since the goodwill cannot be allocated to individual cash-generating units. Moreover, the Group recognized technology assets that were acquired in business combinations, as corporate assets that do not generate separate cash inflows and are utilized by more than one cash-generating unit. Those technology assets could not be allocated reasonably and consistently to cash-generating units and therefore were allocated to the Group level.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

The estimated recoverable amount of the cash generating units was based on the higher between the fair value less costs of disposal and the value-in-use of the Group. The value-in-use was determined by discounting the future cash flows to be generated from the continuing use of the Group, with the assistance of independent valuers. The carrying amount of the cash-generating units was determined to be higher than its recoverable amount and impairment losses of $40,523 and $140,290 were recognized in 2022 and 2021, respectively. The impairment losses were allocated to goodwill, intangible assets and property plant and equipment.

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

Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rates, revenues terminal value growth rates and EBITDA (earnings before interest, tax, depreciation and amortization) margins. These assumptions are as follows:

(1) Discount rate

In 2022, the discount rate was estimated based on an industry average weighted average cost of capital, without debt leveraging, and was estimated to 21% (2021: 20%). The discount rate was based on the risk-free rate for 20-year debentures issued by the government in the relevant market and adjusted for a risk premium to reflect the increased risk of investing in equities, a small stock premium and a company specific risk premium.

(2) Revenues and revenues terminal growth rate

The Company’s estimated revenues were based on the Company’s budget, growth plans and available market information. Assumptions:

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

(4) Tax expense

In 2022, due to significant operating losses throughout the projection period, no tax expenses were recognized. In 2021, the effective tax rate during the projection period was 16%.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

Note 9 – Subsidiaries

A.	Details in respect of subsidiaries

Presented hereunder is a list of the main Group’s subsidiaries:

	Principal location of the	2022	2023
Name of company	company’s activity	%	%
Nano Dimension Technologies Ltd.	Israel	100%	100%
Nano Dimension USA Inc.	USA	100%	100%
Nano Dimension (HK) Limited	Asia-Pacific	100%	100%
Nano Dimension Australia Pty Ltd. (1)	Australia	—%	100%
Nano Dimension GmbH	Germany	100%	100%
J.A.M.E.S GmbH	Germany	50%	50%
Essemtec AG	Switzerland	100%	100%
Nano Dimension Swiss GmbH	Switzerland	100%	100%
Global Inkjet Systems Ltd. (2)	UK	100%	100%
Formatec Holding B.V. (2)	Netherlands	100%	100%

(1)	In January 2023, the Company established an Australian-based subsidiary, Nano Australia. Nano Australia will perform sales and marketing activity and engage in possible collaboration agreements.

(2)	See note 9B.

B.	Acquisition of subsidiaries

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

The Company will pay GIS’s selling shareholders the amount of GBP 1,000 thousand (as of January 4, 2022, approximately $1,349) on April 1, 2024. The deferred consideration for shareholders who represent approximately 39% of the selling shareholders is contingent on their continued employment. Therefore, this amount is not part of the business combination, but of the employee benefits as described in note 18. Regarding the amendment of the share purchase agreement in respect of deferred consideration, see below.

b)	Earn-out cash consideration – Contingent Consideration

The Company will pay GIS’s selling shareholders earn-out payments, depending on certain targets, in an aggregate amount of up to GBP 7,000 thousand (“GIS earn-out consideration”) as follows:

(i)

EBITDA based earn-out (maximum of up to GBP 1,000 thousand of the GIS earn-out consideration) – In the event that GIS generates, during the fiscal year ending on March 31, 2022, EBITDA of at least GBP 396 thousand (as of January 4, 2022, approximately $535) (“GIS EBITDA target”).

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

EBITDA consideration * (1 – (GIS EBITDA target - Actual EBITDA)*2/GIS EBITDA target).

(ii)

Gross profit based earn-out (maximum of up to GPB 3,000 thousand of the GIS earn-out consideration) – In the event that GIS generates, during the fiscal year ending on March 31, 2023, gross profit of at least GBP 6,962 thousand (as of January 4, 2022, approximately $9,364) (“GIS gross profit target”).

If the actual gross profit that was achieved by GIS during this period is equal to or lower than GBP 5,570 thousand (“GIS gross profit threshold”), then GIS’s selling shareholders shall not be entitled to receive any portion of the gross profit-based earn-out consideration.

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

(iii)

Revenues based earn-out (maximum of up to GPB 3,000 thousand of the GIS earn-out consideration) – In the event that GIS generates, during the fiscal year ending on March 31, 2023, revenues of at least GBP 9,537 thousand (as of January 4, 2022, approximately $12,869) (“GIS revenues target”).

If the actual revenues that was achieved by GIS during this period is equal to or lower than GBP 8,584 thousand (“GIS revenues threshold”), then GIS’s selling shareholders shall not be entitled to receive any portion of the revenues based earn-out consideration.

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

In August 2022, the Company paid GBP 1,000 thousand ($1,163), after GIS surpassed the GIS EBITDA target.

Regarding the amendment of the GIS share purchase agreement in respect of contingent consideration, see below.

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

According to the amendment, the Company paid during 2023 an amount of $5,544 in order to settle the liabilities mentioned above.

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

c)	Deferred revenues

The fair value of deferred revenues is determined based on estimated costs to be incurred in order to fulfill the performance obligation that exists.

The aggregate cash flows derived for the Group as a result of the acquisition:

Cash and cash equivalents paid	(23,568)
Cash and cash equivalents of GIS	5,409
(18,159)

Goodwill

The goodwill is attributable mainly to the skills and technical talent of GIS’s work force, its technology and the synergies expected to be achieved from integrating GIS into the Group’s existing 3D Technologies and business. None of the goodwill recognized is expected to be deductible for tax purposes.

(2)	Acquisition of Formatec Holding

On July 7, 2022, the Group acquired 100% of the shares and voting interests in Formatec Holding. Formatec Holding is the owner of two Dutch companies: Admatec and Formatec. Admatec and Formatec operate in the field of 3D printing of non-electronic components from ceramic and metallic materials. Admatec is a manufacturer and marketer of these types of 3D printers and provides various services in this field of printing. Formatec develops and sells printers and materials and provides printing services to customers, both of models and of final products (which may also be produced using traditional systems, and not necessarily using 3D printing). Taking control of Formatec Holding will provide the Group access to Admatec’s and Formatec’s technology and customers, and benefit from its experienced scientists and engineers.

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

The aggregate cash flows derived for the Group as a result of the acquisition:

Cash and cash equivalents paid	(13,611)
Cash and cash equivalents of Formatec Holding	712
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

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

Note 10 – Other payables

	December 31,
	2022	2023
Accrued expenses and other	4,899	7,208
Contract liabilities	3,330	3,857
Lease liability	4,846	4,473
Employees and related liabilities	8,917	11,252
Government authorities	1,664	2,686
Current maturities in respect of government grants	494	262
	24,150	29,738

Note 11 – Liability in respect of government grants

	2022	2023
Balance as of January 1	1,988	1,986
Payment of royalties	(219)	(298)
Revaluation of the liability	217	469
Balance as of December 31	1,986	2,157

Current maturities in respect of government grants	494	262
Non-current liability in respect of government grants	1,492	1,895

Between the years 2014 to 2023, Nano Tech received several grants from the Israeli Innovation Authority (“IIA”), to finance development projects in an aggregate amount of up to $8,745, while the IIA share of financing the aforesaid amount was in a range of 30% to 85% of expenditures. As of December 31, 2023, Nano Tech received grants in the aggregate amount of $3,843. In consideration, Nano Tech undertook to pay the IIA royalties at the rate of 3%-3.5% of the future sales up to the amount of the grants received. The Group recognized a liability using a discount rate of 19%.

Note 12 – Equity

A.	The Company’s share capital (in thousands of ordinary shares)

	Ordinary shares
	2022	2023
Issued and paid-up share capital as of December 31	258,564	235,597
Authorized share capital	500,000	500,000

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

Share capital (in thousands of shares of NIS 5 par value per share)

	Ordinary shares
	2022	2023
Issued as of January 1	257,376	258,564
Repurchase of treasury shares	—	(32,016)
Exercise of warrants during the period (*)	—	3,559
Exercise of share options and RSUs during the period	1,188	5,490
Issued and paid-in share capital as of December 31	258,564	235,597

(*)	See note 23(L).

B.	Financing transactions

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

As of December 31, 2023, the Company held 32,026,894 ordinary shares, constituting approximately 12% of its issued and paid-in share capital. The rights attached to the Company’s own shares that were acquired are suspended until their re-issuance.

In February 2023, the Company announced that it would put into action its previously authorized share repurchase plan allowing us to invest up to $100,000 to repurchase the Company’s ADSs from time to time in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The repurchase plan was approved by the Israeli court in in August 2022 for a period of up to 12 months and later extended for an additional two months. The repurchase plan expired on October 12, 2023, with $4,160,138 remaining, and thereafter no longer eligible for repurchases under such plan.

In August 2023, our board of directors authorized an additional 200 million repurchase plan (the “$200,000 Repurchase Plan”), allowing us to invest up to $200,000 to repurchase ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The Israeli court approved the 200 million Repurchase Plan in October 2023 and extended for a twelve-month period. The $200,000 Repurchase Plan went into effect on October 17, 2023. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, under the Exchange Act, and other applicable law, and are subject to the approval of the Israeli court, which was granted in October 2023. Under the $200,000 Repurchase Plan, we may repurchase all or a portion of the authorized repurchase amount. The $200,000 Repurchase Plan does not obligate us to repurchase any specific number of the ordinary shares and may be suspended or terminated at any time at management’s discretion.

D.	Translation reserve from foreign operations

The movement in the foreign currency translation reserve is as follows:

		For the year ended December 31,
		2022	2023
	Currency	Thousand USD
Net change in foreign currency translation reserve for:
GIS	GBP	(1,221)	205
Admatec-Formatec	EURO	302	85
Essemtec and Nano Swiss	CHF	114	1,910
Other		(19)	146
		(824)	2,346

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

E.	Rights Plan

In January 2024, the Company entered into a rights agreement, or the Rights Plan, with the intention to protect the long-term interests of the Company’s ADS holders and enable them to realize the full potential value of their investment in the Company. The Rights Plan is designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over our Company. Further to those goals, the rights under the Rights Plan may cause substantial dilution to a person or group that acquires beneficial ownership of 10% or more of the Company’s ordinary shares then outstanding or any existing holder of 10% or more of the beneficial ownership of the Company’s ordinary shares who shall acquire any additional ordinary shares.

Note 13 – Revenues

	For the year ended December 31
	2021	2022	2023
Consumables	1,631	5,487	7,795
Support services	1,117	3,217	4,590
Sales of systems	7,250	34,929	43,929
Research and development services	495	—	—
Total revenue	10,493	43,633	56,314

Revenues per geographical locations:

	For the year ended December 31
	2021	2022	2023
Americas	2,513	14,309	22,340
APAC	743	4,361	2,947
EMEA	7,237	24,963	31,027
Total revenue	10,493	43,633	56,314

Timing of revenue recognition:

	For the year ended December 31
	2021	2022	2023
Services transferred over time	1,074	3,217	4,590
Goods transferred at a point in time	9,419	40,416	51,724
Total revenue	10,493	43,633	56,314

The table below provides information regarding receivables and contract liabilities deriving from contracts with customers.

	For the year ended December 31
	2022	2023
Trade receivables	6,342	12,710
Contract liabilities	3,330	3,857

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

Note 14 – Cost of revenues

	For the year ended December 31
	2021	2022	2023
Raw materials, materials and consumables	3,585	15,915	18,696
Payroll and related expenses	1,412	7,180	9,586
Other	733	1,848	2,477
Total	5,730	24,943	30,759

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

Note 15 – Further detail of profit or loss

	For the year ended December 31
	2021	2022	2023
A. Research and development expenses, net
Payroll	14,604	35,638	33,462
Share-based payment expenses	14,238	17,424	7,722
Materials	2,764	6,881	6,584
Subcontractors	2,864	10,344	6,717
Patent registration	441	506	689
Depreciation	5,697	3,038	3,859
Rental fees and maintenance	559	642	1,081
Other	637	1,290	1,890
	41,804	75,763	62,004
Less – government grants	(118)	—	—
	41,686	75,763	62,004
B. Sales and marketing expenses
Payroll	8,283	20,057	19,075
Share-based payment expenses	8,569	8,616	2,490
Marketing and advertising	4,053	5,057	4,685
Rental fees and maintenance	365	392	319
Travel abroad	749	2,567	2,555
Depreciation	318	1,502	1,369
Other	376	642	1,214
	22,713	38,833	31,707

C. General and administrative expenses
Payroll	2,880	9,321	14,032
Share-based payment expenses	6,974	4,940	8,448
Professional services	6,993	9,701	29,122
Office expenses	1,065	2,704	1,613
Travel abroad	461	743	674
Depreciation	210	563	926
Rental fees and maintenance	97	286	515
Other	964	2,199	2,924
	19,644	30,457	58,254
D. Other income, net
Other income (*)	—	—	3,774
Other expenses (**)	—	—	(2,147)
	—	—	1,627

E. Finance income
Revaluation of liability in respect of government grants	25	—	—
Exchange rate differences	3,444	—	1,568
Revaluation of liabilities (***)	10,608	4,516	—
Revaluation of financial assets at fair value through profit and loss (****)	—	—	23,462
Bank interest	3,832	18,449	45,904
	17,909	22,965	70,934
Finance expenses
Exchange rate differences	—	16,135	—
Bank and other fees	70	148	245
Finance expense in respect of lease liability	237	180	477
Revaluation of financial assets at fair value through profit and loss (****)	—	62,791	—
Revaluation of financial liabilities (***)	—	—	461
Revaluation of liability in respect of government grants	121	217	469
	428	79,471	1,652

(*)	See note 6.
(**)	See note 18(C) regarding termination liability due to reorganization.
(***)	See note 20 regarding financing transactions that included issuance of financial instruments accounted at fair value through profit and loss.
(****)	See note 20(C) regarding investment in securities measured at fair value through profit and loss.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

Note 16 – Income Tax

A.	Corporate tax rate

The tax rate relevant to the Company in the years 2021 to 2023: 23%

On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step was to a rate of 24% as from January 2017 and the second step was to a rate of 23% as from January 2018.

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

Company incorporated in UK - tax rate of 19% until March 31, 2023 and 25% from April 1, 2023, onward.

Companies incorporated in Netherlands - tax rate of 25.8% for taxable income above Euro 200 thousand and tax rate of 19% for taxable income up to Euro 200 thousand.

Company incorporated in U.S. - tax rate of 21%.

Companies incorporated in Germany - tax rate of 15.8%.

D.	Composition of income tax expense (income)
	Year ended December 31
	2021	2022	2023
Current tax expense	107	845	73
Deferred tax expenses (income)	(5,013)	(581)	(11)
Income tax expense (income)	(4,906)	264	62

E.	Deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

	Intangible assets and inventories	Employee benefits	Carryforward tax losses	Total
Balance of deferred tax asset (liability) as of January 1, 2022	(236)	516	491	771
Deferred tax asset (liability) acquired in business combinations	(2,966)	—	1,968	(998)
Changes recognized in profit or loss	3,073	5	(2,497)	581
Changes recognized in other comprehensive income	96	(373)	38	(239)
Balance of deferred tax asset (liability) as of December 31, 2022	(33)	148	—	115

	Intangible assets and inventories	Employee benefits	Other	Total deferred tax asset (liability)
Balance of deferred tax asset (liability) as of January 1, 2023	(33)	148	—	115
Changes recognized in profit or loss	33	(22)	—	11
Changes recognized in other comprehensive income	—	(126)	(75)	(201)
Balance of net deferred tax asset (liability) as of December 31, 2023	—	—	(75)	(75)

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

F.	Theoretical tax

The main reconciliation between the theoretical tax on the pre-tax profit and the tax expense derives from temporary differences and tax losses for which deferred taxes are not created.

G.	Tax assessments

The Company has final tax assessments until and including the 2017 tax year.

Nano Tech has final tax assessments until and including the 2017 tax year.

H.	Accumulated losses for tax purposes and other deductible temporary differences

As of December 31, 2023, the Group has a net operating loss for tax purposes of approximately $291,945, most of which originated in the Company. The Group also has capital loss for tax purposes of approximately $681.

As of December 31, 2023, the Group has deductible temporary differences in the amount of approximately $5,170, mainly relating to share-based payment expenses, revaluation of financial assets and liabilities, funding expenses and research and development expenses which are deductible over a period of three years for tax purposes.

The Group has not recognized a tax asset for the aforesaid losses and deductible temporary differences, due to the uncertainty regarding the ability to utilize those losses and deductible of temporary differences in the future.

I.	Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986.

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

J.	During 2022, the Company completed a merger of two of its subsidiaries, that are located in Israel. NanoFabrica and DeepCube were merged into Nano Tech. The merger was approved by the Israeli tax authorities.

Note 17 – Loss per share

A.	Basic loss per share

The calculation of basic loss per share as of December 31, 2023 was based on the loss attributable to the owners of the company divided by a weighted average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31
	2021	2022	2023
Weighted average number of ordinary shares (thousands of shares)	247,335	257,794	248,019
Loss attributable to the owners of the Company (thousands USD)	200,777	227,423	54,550

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

Weighted average number of ordinary shares:

	Year ended December 31
	2021	2022	2023
	Thousands of shares of NIS 5.0 par value	Thousands of shares of NIS 5.0 par value	Thousands of shares of NIS 5.0 par value
Balance as of January 1	172,052	257,376	258,564
Effect of share options exercised	2,558	418	687
Effect of warrants exercised	575	—	2,307
Effect of shares issued during the year	72,150	—	1,893
Repurchase of treasury shares	—	—	(15,432)
Weighted average number of ordinary shares used to calculate basic loss per share as of December 31	247,335	257,794	248,019

B.	Diluted loss per share

The calculation of diluted loss per share as of December 31, 2023 was based on loss attributable to the owners of the company divided by a weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Loss attributable to owners of the company (diluted)

	Year ended December 31
	2021	2022	2023
Loss used to calculate basic loss per share	200,777	227,423	54,550
Changes in fair value of share price protection liability	3,783	—	—
Changes in fair value of warrants classified as liabilities	456	227	7
Loss attributable to ordinary shareholders	205,016	227,650	54,557

Weighted average number of ordinary shares (diluted)

	Year ended December 31
	2021	2022	2023
	Thousands of shares of NIS 5.0 par value	Thousands of shares of NIS 5.0 par value	Thousands of shares of NIS 5.0 par value
Weighted average number of ordinary shares used to calculate loss per share	247,335	257,794	248,019
Effect of share price protection on issue	702	—	—
Effect of warrants issued	95	96	96
Weighted average number of ordinary shares used to calculate diluted loss per share as of December 31	248,132	257,890	248,115

As of December 31, 2023, 53,651,683 options and warrants (in 2022: 63,478,648 and 2021: 55,817,296) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

Note 18 – Employee Benefits

Employee benefits include post-employment benefits, short-term benefits, termination benefits, and share-based payments.

With regards to share-based payments, see Note 19 on share-based payments.

With regards to benefits to key management employees, see Note 23 on related and interested parties.

A.	Composition of employee benefits:

	December 31,	December 31,
	2022	2023
Presented under current liabilities – other payables:
Short-term employee benefits	8,917	11,252
Total	8,917	11,252

Presented under non-current liabilities – employee benefits:
Long-term employee benefits	274	289
Recognized liability for defined benefit plan, net	1,188	2,484
Total	1,462	2,773

Following note 9(B)(1), the amounts detailed above include 39% of the deferred and contingent consideration arises from acquisition of GIS, for selling shareholders that require continued employment in order to be entitled to this consideration, in the amount of $344 (2022 - $1,120) and $289 (2022 - $274) in short-term and in long-term, respectively.

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

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

1.	Plan assets

As of December 31, 2023, plan assets were comprised of qualifying insurance policies of $17,109 (December 31, 2022: $12,913).

2.	Movement in net defined benefit liabilities (assets) and in their components

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
	2022	2023	2022	2023	2022	2023
Balance as of January 1	15,816	14,101	(11,671)	(12,913)	4,145	1,188
Included in profit or loss
Current service cost	487	459	—	—	487	459
Past service cost	—	(385)	—	—	—	(385)
Interest cost (income)	61	341	(45)	(312)	16	29
Administrative cost	21	24	—	—	21	24
Effect of movements in exchange rates	—	1,404	—	(1,286)	—	118
Included in other comprehensive income
Actuarial loss (gain) arising from financial assumptions	(3,529)	1,284	—	—	(3,529)	1,284
Actuarial loss arising from other assumptions	721	—	—	—	721	—
Return on plan assets excluding interest income	—	—	(51)	361	(51)	361
Effect of movements in exchange rates	(112)	260	14	(185)	(98)	75
Other movements
Contributions paid by the employer	—	—	(524)	(669)	(524)	(669)
Contributions paid by the employees and plan participants	1,950	3,207	(1,950)	(3,207)	—	—
Benefits paid	(1,314)	(1,102)	1,314	1,102	—	—
Changes from business combinations and loss of control	—	—	—	—	—	—
Balance as of December 31	14,101	19,593	(12,913)	(17,109)	1,188	2,484

3.	The defined benefit liability is attributed to the plans’ participants as follows:

-	Active members: 95% (2022: 95%)

-	Pensioners: 5% (2022: 5%)

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

4.	Actuarial assumptions and sensitivity analysis

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

4. Actuarial assumptions and sensitivity analysis

	2022	2023
	%	%
Discount rate as of December 31	2.35	1.9
Future salary growth	1.25	1.9
Interest rate on the savings account	1.75	1.9
Price inflation	1.25	1.9
Social security increase	1.25	1.9
Future pension growth	0	0

Assumptions regarding future mortality are based on published statistics and mortality tables (BVG 2020 generational).

The calculation of the defined benefit obligation is sensitive to the mortality assumptions in accepted mortality tables. As a result, an increase of one year in average life would cause an increase in the defined benefit obligation of $235 as of December 31, 2023.

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	December 31,
	0.5 percentage point increase		0.5 percentage point decrease
	2022	2023	2022	2023
Future salary growth	50	79	(49)	(78)
Discount rate	(884)	(1,273)	1,001	1,431

5.	Effect of the plan on the Group’s future cash flows

The Group expects $715 in contributions to be paid to the funded defined benefit plan in 2024.

On December 31, 2023, the weighted-average duration of the defined benefit obligation was 13.9 years (2022: 13.6 years).

C.	Termination liability

In October 2023 the Company’s board of directors approved, as part of a reorganization plan in several departments of the Company, an employment termination of Company employees worldwide, with preferable terms.

In the reporting period, an expense related to payroll compensation due to this plan, in the amount of $2,147, was recognized in other expenses. The remaining termination liability in the amount of $1,488 is presented under other payables.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

Note 19 – Share-based payment

A.	During 2021, the Company granted to employees, officers and consultants 10,967,162 non-tradable share options and RSUs, which are exercisable into 10,967,162 ordinary shares. The share options vest over a period of three years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date, in consideration for an exercise price ranging between $0 to $7.50 for each share option. Some of the share options include a cashless exercise mechanism.

During 2021, the Company granted to underwriters in public offerings in the U.S. an aggregate of 1,137,500 warrants, which are exercisable into 1,137,500 ordinary shares. The exercise price is $11.875 for each warrant. The warrants are exercisable 6 months from the issuance date and expire 4 years after the issuance date.

During 2022, the Company granted to employees, officers and consultants 13,555,000 non-tradable share options and RSUs, which are exercisable into 13,555,000 ordinary shares. The share options and the RSUs vest over a period of three to four years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date in consideration for an exercise price ranging between $2.52 to $ 3.79 for each share option. Some of the share options include a cashless exercise mechanism.

During 2023, the Company granted to employees, officers and consultants 5,838,000 non-tradable share options and RSUs, which are exercisable into 5,838,000 ordinary shares. The share options and the RSUs vest over a period of two to four years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date in consideration for an exercise price of $3.05 for each share option. The share options include a cashless exercise mechanism. In addition, the Company changed the vesting terms of options to purchase 1,000,000 ADSs granted to an officer of the Company.

B.	In May 2021, the Company issued non-tradable share options to purchase 131,000 ordinary shares to directors of the Company at an exercise price ranging from $7.69 to $9.33 per share. The share options are vested over a period of 3 years from the grant date. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date.

In June 2022, the Company issued 210,000 RSUs to directors of the Company. The RSUs vest over a period of three years from the grant date.

In November 2022, the Company issued 75,000 RSUs to directors of the Company. The RSUs vest over a period of three years from the grant date.

In September 2022, the Company re-priced the share options granted to a small group of certain employees, directors and senior management, after receiving approval to do so from the Israeli tax authorities. In accordance with the repricing, every two old share options were converted into one RSU, without an exercise price. The vesting period of the new RSUs will be 4 years. As a result of this modification, there was an increase in the fair value of the equity instruments granted, measured immediately before and after the modification. Hence, the Company measured the incremental fair value granted, and recognized it over the period from the modification date until the date when the modified equity instruments vest.

In June 2023, the Company issued 200,000 RSUs to directors of the Company. The RSUs vest over a period of three years from the grant date.

In October 2023, the Company issued 70,000 RSUs to directors of the Company. The RSUs vest over a period of three years from the grant date.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

C.	On April 22, 2021, the Group acquired 100% of the shares and voting interests in DeepCube. After the acquisition, one of DeepCube’s founders continued to work at DeepCube, in the role of Chief Technology Officer. In accordance with the terms of the acquisition agreement, 892,465 ordinary shares of the Company will be issued to this founder, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founder. Hence these shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at $7,756, and were recognized as post-acquisition compensation cost.

During 2022 and 2023, the Company chose to settle the share price protection mechanism in cash, and therefore the cash paid in the amount of 2023: $522 (2022: $489) was treated as repurchase of equity awards that was reduced from equity.

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

D.	On April 26, 2021, the Group acquired 100% of the shares and voting interests in NanoFabrica. In accordance with the terms of the acquisition agreement, 1,178,008 ordinary shares of the Company will be issued to NanoFabrica’s founders, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founders. Hence these shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at $10,941, and were recognized as post-acquisition compensation cost.

During 2022 and 2023, the Company chose to settle the share price protection mechanism in cash, and therefore the cash paid in the amount of 2023: $3,937 (2022: $516) was treated as repurchase of equity awards that was reduced from equity.

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

E.	The fair value of share options is measured using the Black-Scholes-Merton formula, Binomial pricing model or Monte Carlo simulations. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average volatility of the Company’s shares, over the expected term of the options), expected term of the options (based on general option holder behavior and expected share price), expected dividends, and the risk-free interest rate (based on government debentures).

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

The following is the data used in determining the fair value of the options granted in 2022-2023:

19.A - Consultants and Employees
Fair value in the grant date (thousands USD)	2,049
Range of share price (USD)	2.46-2.86
Range of exercise price (USD)	1.00-3.05
Range of expected share price volatility	103.20%-121.85%
Range of estimated life (years)	4.5-8
Range of weighted average of risk-free interest rate	4.33%-4.50%
Expected dividend yield	—

19.B - Directors and CEO
	2022	2023
Fair value in the grant date (thousands USD)	21,708	—
Range of share price (USD)	1.38-6.52	—
Range of exercise price (USD)	0-9.33	—
Range of expected share price volatility	93.62%-125.9%	—
Range of estimated life (years)	4-7.07	—
Range of weighted average of risk-free interest rate	0.29%-1.33%	—
Expected dividend yield	—	—

The following is the range of fair value of the RSUs granted during the years 2021-2023:

(in U.S dollars)	2021	2022	2023
Range of fair value of the RSUs granted during the year	4.62-10.94	2.47-3.82	2.39-2.86

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

F.	The number of share options and RSUs granted to employees and consultants, and included in Note 19.A are as follows:

	2022		2023
	Share options and RSU’s	Replacement awards	Share options and RSU’s
Outstanding of January 1	20,768,200	254,409	27,630,207
Granted during the year	13,555,000	—	5,838,000
Exercised during the year	(1,084,331)	(116,362)	(6,922,002)
Forfeited or expired during the year	(3,204,932)	(40,907)	(3,983,731)
Share options exchange	(2,500,870)	—	—
Outstanding of December 31	27,533,067	97,140	22,562,474
Exercisable as of December 31	2,398,972	—	2,323,530

The number of RSUs, options and warrants granted to directors and the CEO included in Note 19.B are as follows:

	2022	2023
Outstanding of January 1	34,410,284	34,532,431
Granted during the year	285,000	270,000
Exercised during the year	(20,418)	(4,895,805)
Forfeited or expired during the year	(142,435)	(133,427)
Outstanding of December 31	34,532,431	29,773,199
Exercisable as of December 31	33,120,886	28,327,309

G.	The share-based payments expenses in 2023 were $20,101 (in 2022: $32,563, in 2021: $29,782).

Note 20 – Financial instruments

A.	Risk management policy

The actions of the Group expose it to various financial risks, such as a credit risk, market risk (including a foreign currency risk and share price risk), liquidity risk and cash flow risk for the interest rate. The comprehensive risk-management policy of the Group focuses on actions to limit the potential negative impacts on financial performance of the Group to a minimum. The Group does not typically use derivative financial instruments in order to hedge exposures. Risk management is performed by the Group’s Chief Executive Officer in accordance with the policy approved by the board of directors.

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

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

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

C.	Market risk

(1)	Foreign currency risk

A currency risk is the risk of fluctuations in a financial instrument as a result of changes in the exchange rate of the foreign currency.

The following is the classification and linkage terms of the financial instruments of the Group:

	NIS	USD	Other	Total
December 31, 2023
Cash	24,537	278,993	6,041	309,571
Bank deposits	110,881	431,086	—	541,967
Restricted deposits	555	386	—	941
Trade receivables (net)	67	8,193	4,450	12,710
Other receivables	5,126	2,935	1,452	9,513
Investment in securities	—	138,446	—	138,446
	141,166	860,039	11,943	1,013,148
Financial liabilities at amortized cost	(9,415)	(10,019)	(11,161)	(30,595)
Total net financial assets	131,751	850,020	782	982,553

December 31, 2022
Cash	37,812	639,318	8,232	685,362
Bank deposits	100,289	246,374	—	346,663
Restricted deposits	524	386	—	910
Trade receivables (net)	46	1,867	4,429	6,342
Other receivables	1,817	3,150	2,333	7,300
Investment in securities	—	114,984	—	114,984
	140,488	1,006,079	14,994	1,161,561
Financial liabilities at amortized cost	(11,545)	(9,851)	(16,340)	(37,736)

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

The following is a sensitivity analysis of changes to profit (loss) and equity in the exchange rate of the NIS as of December 31:

	2022	2023
Increase at a rate of 5%	6,447	6,588
Increase at a rate of 10%	12,894	13,175
Decrease at a rate of 5%	(6,447)	(6,588)
Decrease at a rate of 10%	(12,894)	(13,175)

(2)	Share price risk

During 2022, the Group acquired shares of Stratasys Ltd. (“Stratasys”), a technology company traded on the Nasdaq Stock Exchange and engaged in the 3D printing solutions area, for an amount of $177,775. As of December 31, 2023, the Company owns 9,695,115 of Stratasys’ ordinary shares, with a value of approximately $138,446 (2022: $114,984) which constitute, as of December 31, 2023, approximately 14.02% (2022: 14.5%) of Stratasys’ ordinary shares. Therefore. a revaluation profit was recorded in amount of $23,462 (2022: loss of $62,791). A change of 1% in Stratasys’ share price would have increased (decrease) profit or loss by the amount of $1,384 (2022: $1,150).

On July 24, 2022, Stratasys’ board of directors approved a poison pill mechanism, which will block the possibility of controlling or having a significant influence on Stratasys without the approval of Stratasys’ board of directors. In accordance with the approved poison pill, when there will be a shareholder who owns 15% of Stratasys, every other shareholder will be entitled to purchase a new share issued to such shareholder by Stratasys at a price of $0.01 per share, and in this way will be able to dilute the shareholder who owns 15%, which is not entitled to this right, unless the purchase of the shares that reached the 15% threshold was approved by the Stratasys’ board of directors. The poison pill was valid for one year, until July 24, 2023.

On December 21, 2023, Stratasys’ board of directors approved a new poison pill mechanism, which is substantially a duplication of the previous poison pill, with some minor changes (the “Revised Poison Pill”). The Revised Poison Pill is valid for one year, until December 2024.

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

December 31, 2023
	Level 1	Level 2	Total
Financial assets:
Traded shares	138,446	—	138,446
Total assets:	138,446	—	138,446
Financial liabilities:
Liability in respect of warrants	—	56	56
Total liabilities	—	56	56
Presented under current liabilities	—	56	56

December 31, 2022
	Level 1	Level 2	Total
Financial assets:
Traded shares	114,984	—	114,984
Total assets:	114,984	—	114,984
Financial liabilities:
Liability in respect of warrants	—	69	69
Contingent consideration in business combination	—	4,982	4,982
Total liabilities	—	5,051	5,051
Presented under current liabilities	—	4,982	4,982
Presented under non-current liabilities	—	69	69

(1)	Details regarding fair value measurement at Level 2

(a)	Warrants Issued in February 2019

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

Since the offering certain warrants were exercised. As of December 31, 2023, 1,316,010 warrants remained outstanding.

The fair value of the warrants was measured as of December 31, 2023 and December 31, 2022, at an amount of approximately $0 and $6, respectively.

The fair value of the warrants was measured using the Black-Scholes model. The following inputs were used to determine the fair value:

Expected term of warrant (a) – 0.1 years (2022: 1.1 years).

Expected volatility (b) – 51.2% (2022: 48.5%).

Risk-free rate (c) – 5.3% (2022: 4.7%).

Expected dividend yield – 0%.

(a)	Based on contractual terms.
(b)	Based on the historical volatility of the Company’s ordinary shares and ADSs.
(c)	Based on traded zero-coupon U.S. treasury bonds with maturity equal to expected terms.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

(b)	Warrants Issued in September 2019

In August 2019, the Company issued, as part of a securities purchase agreement of convertible promissory notes, non-tradable warrants to purchase 62,668,850 ADSs. The warrants have a variable exercise price, equal to 125% of the conversion price of the convertible promissory notes, and are exercisable upon the six-month anniversary of issuance and will expire five years from the date of issuance.

The warrants have been classified as financial liability that are measured at fair value through profit and loss as neither the exercise price nor the number of shares to be issued is fixed.

On February 4, 2020, the Company agreed to amend the exercise price of the warrants to $1.914 per ADS, and the Company and the investors agreed to terminate substantially all remaining warrants, besides warrants to purchase 95,620 ADSs.

The fair value of the warrants was measured as of December 31, 2023 and December 31, 2022, at an amount of approximately $56 and $63, respectively.

The fair value of the warrants was measured using the Black-Scholes model. The following inputs were used to determine the fair value:

Expected term of warrant (a) – 0.68 years (2022: 1.68 years).

Expected volatility (b) – 47.57% (2022: 48.15%).

Risk-free rate (c) – 4.84% (2022: 4.48%).

Expected dividend yield –0%.

(a)	Based on contractual terms.
(b)	Based on the historical volatility of the Company’s ordinary shares and ADSs.
(c)	Based on traded zero-coupon U.S. treasury bonds with maturity equal to expected terms.

(C)	Contingent consideration in business combination

On November 2, 2021, the Group acquired 100% of the shares and voting interests in Essemtec. The consideration transferred included earn-out cash consideration payments.

As of December 31, 2022, the fair value of the contingent consideration was determined by an external valuer. The fair value of the earn-out cash payment, in the amount of $4,982 was measured by discounting the expected earn-out payment based on the actual gross profit results recorded by Essemtec in the fiscal year ended December 31, 2022. Therefore, the measurement of the liability was based on level 2 data. The following inputs were used to determine the fair value:

Essemtec’s underlying gross profit – approximately CHF 13,850.

Risk free rate – 0.96%.

During 2023, the Company paid an amount of $5,295 and settled this liability.

(2)	Sensitivity analysis for share price

If the share price had increased or decreased by 10%, the fair value of the warrants issued in February 2019 would not have changed (remains 0).

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

E.	Liquidity risk

The table below presents the repayment dates of the Group’s financial liabilities based on the contractual terms in undiscounted amounts:

	First year	More than a year	Total
December 31, 2023
Trade payables	4,696	—	4,696
Other payables	9,838	—	9,838
Financial derivatives and deferred consideration	56	—	56
Lease liabilities	4,473	8,742	13,215
Other long-term liability	38	595	633
Liability in respect of government grants	262	1,895	2,157
	19,363	11,232	30,595
December 31, 2022
Trade payables	3,722	—	3,722
Other payables	18,810	—	18,810
Financial derivatives	8,798	69	8,867
Lease liabilities	4,846	12,374	17,220
Other long-term liability	363	1,011	1,374
Liability in respect of government grants	494	1,492	1,986
	37,033	14,946	51,979

Note 21 – Leases

A. Information regarding material lease agreements

a.	The Group leases vehicles for approximately three-year periods from several different leasing companies and from time to time changes the number of leased vehicles according to its current needs. The leased vehicles are identified by means of license numbers and the vehicle’s registration, with the leasing companies not being able to switch vehicles, other than in cases of deficiencies. The leased vehicles are used by the Group’s headquarters staff, marketing and salespersons and other employees whose employment agreements include an obligation of the Group to put a vehicle at their disposal. The Group accounted for the arrangement between it and the leasing companies as a lease arrangement in the scope of IFRS 16, “Leases” and for the arrangement between it and its employees as an arrangement in the scope of IAS 19, “Employee Benefits”. The agreements with the leasing companies do not contain extension and/or termination options that the Group is reasonably certain to exercise.

A lease liability and right-of-use asset in the amount of $316 have been recognized in the statement of financial position as of December 31, 2023, in respect of leases of vehicles.

b.	The Group leases offices in Ness-Ziona for a period of up to five years under a few different contracts for different floors used for offices, labs and manufacturing facilities, in the same building. The contractual periods of the aforesaid lease agreements end in August 2024, November 2026 and July 2027. The Group also leases offices in Waltham, Massachusetts, U.S., for a contractual period of seven years, which ends in February 2029 and in Munich, Germany for a contractual period of five years, which ends in December 2027.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

The lease payments in some of the Group’s leases in Israel and Germany are linked to the local consumer price indexes known on the lease’s date of inception. The revaluation of the lease payments was recognized as a right-of-use asset. The asset was adjusted by the amount of $243 in 2023.

The Group has the option to extend some of its lease agreements. In measuring the lease liability and the right-of-use asset, the Group did not take into account those options since under the current management those options are not reasonably certain to be exercised.

c.	In 2022, a lease liability and right-of-use asset of $627 were recognized as part of the business combination of Formatec Holding. For more information, see Note 9.B(2). In December 2023, the Group extended the aforesaid lease until March 2029, recognizing additional $613 right-of-use asset.

B. Right-of-use assets:

	Buildings	Vehicles	Total
Balance as at January 1, 2022	4,192	299	4,491
Acquisition through business combinations	627	—	627
Depreciation	3,349	221	3,570
Disposals	95	58	153
Additions	14,419	319	14,738
Remeasurement	459	—	459
Effect of changes in exchange rates	(52)	(1)	(53)
Balance as at December 31, 2022	16,201	338	16,539
Depreciation	4,316	256	4,572
Disposals	293	46	339
Additions	613	316	929
Remeasurement	(536)	—	(536)
Effect of changes in exchange rates	44	7	51
Balance as at December 31, 2023	11,713	359	12,072

C. Lease liabilities

Maturity analysis of the Group’s lease liabilities:

	December 31,	December 31,
	2022	2023
Maturity analysis of the Group’s lease liabilities:
Less than one year	4,846	4,473
One to five years	12,189	8,520
Above 5 years	185	222
Total	17,220	13,215

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

D. Amounts recognized in profit or loss

	2021	2022	2023
Interest expenses on lease liability	237	180	477
Expenses relating to leases	1,592	3,723	4,911
	1,829	3,903	5,388

During the years ended December 31, 2023 and 2022, the Company paid a total of $4,823 and $4,151, respectively, for lease payments.

Note 22 - Contingent liabilities

On February 12, 2023, Murchinson Ltd., BPY Limited, Nomis Bay Ltd., Boothbay Absolute Return Strategies, LP. and Boothbay Diversified Alpha Master Fund, LP., (collectively “Murchinson” or “Murchinson and Affiliates”) submitted a statement of claim to the Lod District Court (Economic Department) (the “Court”), in which they asserted that Company’s shares registered under Form S-8, filed with the SEC on January 27, 2023, were allocated unlawfully and in bad faith, resulting in the deprivation of shareholders’ rights. Murchinson also requested that the Court cancel the registration of the newly registered shares on the Company’s Form S-8. Furthermore, Murchinson demanded that the Court order the Company to refrain from any allocation of shares from the newly registered shares, or, in the alternative, to make any allocation subject to shareholder meeting approval or condition any future allocations from the newly registered shares on specific criteria related to employee and official compensation. Pre-trial hearings were held on June 18, 2023, and on February 21, 2024.

Separately, on February 27, 2023, the Company filed a claim against Murchinson in the Court, challenging Murchinson’s right to convene a shareholders’ meeting, contending that they are not shareholders (but rather ADS holders). Following a hearing on June 18, 2023, the matter was stayed until a verdict is reached in the March 26, 2023 claim Murchinson and Affiliates filed with the Court, as described below.

On March 26, 2023, Murchinson filed for temporary relief in the Court, in which it claimed that it had the right to convene a special general meeting of shareholders on March 20, 2023, and that the decisions in that special general meeting would be valid and legally binding. Specifically, the meeting Murchinson wanted to convene would amend the article of association and appoint two directors (the “Alleged Directors”), and remove from office Yoav Stern, Oded Gera, Igal Rotem and Dr. Yoav Nissan-Cohen. Following a hearing and submission of motions, on April 16, 2023, the Court rejected Murchinson’s request for temporary relief and request that the Company to refrain from doing any business outside the ordinary course of business. The Court, however, granted the alternative relief of appointing the Alleged Directors as board observers. The Company filed, with the Supreme Court of Israel, a request for interlocutory appeal, but was denied. This claim is currently pending before the Court.

On August 31, 2023, Murchinson filed a complaint against the Company and Mr. Yoav Stern, arguing that the Company wrongfully counted proxy cards at its September 7, 2023, annual general meeting (the “AGM”), and that the required majority for the dismissal of directors at the AGM are a simple majority rather than a special majority of 70%. In connection with this complaint, Murchinson requested temporary relief requesting that the Court instructs the Company (1) to refrain from implementing the decisions reached at the AGM; or (2) to refrain from convening board of directors and committee meetings with members comprising Ms. Hanna Caspi, Mr. Oded Gera and Dr. Yoav Cohen-Nissan; or (3) to refrain from doing any business outside the ordinary course of business, including changes in Company’s capital. A hearing took place on September 5, 2023, during which the Court denied the request for temporary reliefs. The Company filed a counterstatement of claims to Murchinson’s complaint on January 18, 2024, and its statement of defense on January 21, 2024. A hearing was held on February 21, 2024, in which the Court scheduled further proceedings starting in September 2024.

On March 27, 2023, the Company filed a complaint, in the United States District Court for the Southern District of New York alleging claims against Murchinson and Affiliates as well as Anson Funds, or Anson. The complaint alleges that defendants improperly engaged in coordinated efforts to acquire a large stake in the Company and interfered with its business operations, in violation of U.S. securities laws, New York law, and pertinent contracts governing Company’s ADSs. The complaint also alleges that defendants’ conduct was in violation of Section 13(d) of the Exchange Act and constituted breach of contract, tortious interference with prospective business relationships, and unjust enrichment. After the Company filed the complaint, on May 2, 2023 and June 23, 2023, Murchinson and Anson filed amended disclosures with the SEC. On July 10, 2023, the United States District Court dismissed Company’s federal securities claims against Murchinson and Anson and declined to exercise supplemental jurisdiction concerning Company’s state law claims, dismissing them without prejudice. On August 9, 2023, the Company appealed the District Court’s decision dismissing Company’s claims arising under Section 13(d) of the Exchange. That appeal remains pending.

On July 14, 2023, the Company filed a complaint against Murchinson and Affiliates and Anson in the Supreme Court of the State of New York. The complaint in this action alleges that Murchinson and Affiliates breached multiple provisions of the contract that governs there holdings of our ADSs and were unjustly enriched through their improper trading of our ADSs. On August 3, 2023, the Supreme Court of the State of New York issued a decision temporarily staying the Company’s claims pending a post-trial ruling in the March 26, 2023 claim Murchinson and Affiliates filed with the Court. The Company does not anticipate that any further action will take place in this matter until the stay is lifted.

On May 1, 2023, Murchinson filed a complaint in the Southern District of New York alleging that the Company and its directors violated New York Civil Rights Law §§ 70-a and 76- a when they initiated the above-referenced litigation in the Southern District of New York. On August 9, 2023, The Company filed a motion to dismiss the complaint in its entirety, arguing, inter alia, that the Southern District of New York lacks jurisdiction to hear the claims and that Murchinson’s complaint fails on the merits. The Company’s motion to dismiss remains pending.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

On April 25, 2023, the Company filed a motion for the issuance of temporary relief against Stratasys and its board of directors, requesting that the Tel Aviv District Court prevent Stratasys from sabotaging a special tender offer that the Company announced it intended to publish according to the mechanism prescribed in the Companies Law for implementing an unlawful “poison pill.” On May 7, 2023, the Company filed a statement of claim (the “Poison Pill Claim”), against Stratasys and its board of directors. Following a hearing held in connection with the Poison Pill Claim, on July 18, 2023, the Tel Aviv District Court suggested, without making a conclusive decision, that he believes that there is no per se prohibition against such a plan as long as it does not discriminate between shareholders. On August 8, 2023, the Tel Aviv District Court stayed the proceedings in the Poison Pill Claim. On November 16, 2023, the Company asked the Tel Aviv District Court to resume the proceedings and to set dates for final briefing. The matter is currently pending before the Tel Aviv District Court.

On December 7, 2022, the Company was served with a motion requesting the discovery of documents in the Tel Aviv District Court (Economic Department) by an ADS holder, Mr. Kfir Sapir asserting, among other things, that the purchase price in the Company’s acquisition of DeepCube did not accurately reflect the acquired company’s value, that there were flaws in the approval process for the acquisition during the meeting of the Company’s board of directors, which allegedly resulted in a breach of the directors’ fiduciary duties, and that the Company had undervalued DeepCube in its financial reports for 2021, suggesting that the acquired company had no worth. Following the Company’s response, on October 19, 2023, upon a request from the plaintiff, the court dismissed the matter without prejudice because the plaintiff intended to file a derivative action. On September 5, 2023, Mr. Sapir filed a motion to certify a derivative action according to section 198 to the Israeli Companies Law 5759-1999 against the Company and its directors with the Tel Aviv District Court, arguing the decision to acquire DeepCube for approximately $40,000 in cash and $30,000 worth of ADSs, was unreasonable, based on his notion that DeepCube is only a “startup company” with allegedly no revenues and no products. A court hearing is scheduled for July 3, 2024.

On March 18, 2024, the Company filed a motion for temporary injunction in the Court against Murchinson, and Affiliates and Mr. Moshe Sarfati, a senior analyst at Murchinson (the “Respondents”), in which the Company claims that the Respondents had contacted officers at certain third-party companies with whom Company have had business discussions, and committed tortious interference. The Company asked the Court to issue an injunction against the Respondents:

I.	To refrain from contacting third parties – including companies in the field of 3D printing and/or companies engaged in negotiations with the Company – regarding the Company’s affairs, and to present them with misleading presentations casting doubt over the legality of the current board of directors of the Company and implying that the current board of directors and management are not authorized to make decisions regarding the Company’s transactions, or to threaten them that Respondents will act to thwart any negotiation, collaboration, or transaction with the Company under the guidance of the Company’s current board of directors.

II.	To avoid interfering with or undermining the Company’s business activities, including any attempts to thwart transactions advancing the Company’s interests with third parties, including merger, acquisition, or stock exchange transactions. The Company also asked the Court to order the Respondents to provide a written affidavit to be submitted by each of the Respondents, detailing all communications made to third parties engaged in business relations with the Company, with the aim of interfering in the Company's business affairs.

On March 21, 2024, we filed a complaint with the Court requesting a declaration that Respondents had breached their duties and requesting the remedies specified above. A hearing is scheduled for March 26, 2024.

Note 23 – Transactions and balances with related parties

A. Balances with related parties

	December 31,
	2022	2023
Employee benefits liabilities	387	1,474

B. Shareholders and other related parties’ benefits

	Year ended on December 31,
	2021	2022	2023
Salaries and related expenses- related parties employed by the Group (*)	13,629	10,185	11,818
Number of related parties	7	8	8
Compensation for directors not employed by the Group	3,951	374	408
Number of directors	8	7	8

(*)	The figures include share-based payment expenses of $6,692 (2022: $7,333, 2021: $10,925)

C. On April 22, 2021, the Company acquired 100% of the shares and voting interests in DeepCube. The founders of DeepCube are Mr. Eli David and Mr. Yaron Eitan (through his holding in Anaknu LLC (“Anaknu”), of which he is one of the shareholders). Mr. Eli David and Mr. Yaron Eitan were directors of DeepCube. Mr. Eli David also continued to work at DeepCube after the acquisition, in the role of Chief Technology Officer.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

For the sale of their holdings in the company, the founders received the following consideration (Mr. Eli David and Anaknu in aggregate):

1.	Cash payments - $19,420.

2.	Payment in equity instruments to Anaknu 1,339 thousand ordinary shares with a fair value of $11,682. Those shares were entitled to a share price protection mechanism for a period of 12 months. In April 2022 an amount of $3,661 was paid with regards to this price protection mechanism.

3.	Post-acquisition compensation cost 892 thousand ordinary shares, with a share price protection mechanism for a period of 12 to 36 months, subject to conditions related to the continued employment of Mr. Eli David. These shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at the transaction date at $7,756.

For the year ended December 31, 2023, $1,190 (2022: $3,286) of the share-based compensation was recognized as share-based payment expenses.

D.	On May 25, 2021, following approval of the general meeting of the Company’s shareholders, the Company granted options to purchase 131,000 ADSs to directors of the Company with exercise prices ranging from $7.69 to $9.33 per ADS.

E.	In May 2021, the Company granted options to purchase 3,000,000 ADSs to officers of the Company at an exercise price of $6.00 per ADS. In addition, the Company granted options to purchase 1,000,000 ADSs to an officer of the Company, subject to certain change-of-control events, which have not occurred during the reporting period.

F.	In January 2022, the Company granted options to purchase 400,000 ADSs to an officer of the Company at an exercise price of $3.79 per ADS.

G.	In June 2022, the Company granted 210,000 RSUs to directors of the Company.

H.	In August 2022, the Company granted 1,270,000 RSUs to officers of the Company.

I.	In September 2022, the Company replaced options to purchase 3,241,737 ADSs granted before to certain officers and directors of the Company with 1,620,869 RSUs.

J.	In November 2022, the Company granted 75,000 RSUs to directors of the Company. In addition, the Company granted 500,000 RSUs to an officer of the Company.

K.	In January 2023, the Company granted 350,000 RSUs to officers of the Company.

L.	In April 2023, Mr. Yoav Stern exercised 4,816,282 warrants into 3,559,073 shares.

M.	In June 2023, the Company granted 200,000 RSUs to directors of the Company. In addition, the Company granted 500,000 RSUs to an officer of the Company.

N.	In October 2023 the Company granted 70,000 RSUs to directors of the Company and 850,000 RSUs to officers of the Company.

O.	In November 2023, the Company changed the vesting terms of options to purchase 1,000,000 ADSs granted to an officer of the Company.

For additional information regarding share-based payments transactions with officers and directors see note 19.

Nano Dimension Ltd
Notes to Consolidated Financial Statements
U.S. dollars in thousands (except share and per share data)

Note 24 – Events after the reporting date

A.	After the reporting period, in January to March 15, 2024, the Company acquired 17,110,217 of the Company’s ADSs in a total amount of $46,150 and recorded an increase in the reserve for treasury shares accordingly.

B.	In January 2024, the Company entered into the Rights Plan, with the intention to protect the long-term interests of the Company’s ADS holders and enable them to realize the full potential value of their investment in the Company. The Rights Plan is designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over the Company. Pursuant to the Rights Plan, the Company issued one special purchase right for every one ADS outstanding at the close of business on February 5, 2024. Each right allows its holder to purchase from the Company one-half (0.5) of one ADS, at a purchase price of $0.01 per ADS, once the rights become exercisable. The rights would become exercisable only if an entity, person or group acquires beneficial ownership of 10% or more of the Company’s outstanding ordinary shares in a transaction not approved by our board of directors. The rights will expire on January 25, 2025.

C.	After the reporting period, in February and March 2024, the Group granted 510,000 RSUs to employees of the Company. The RSUs represent the right to receive ordinary shares at a future time and vest over a period of three to four years.