Form 20-F
period 2024-12-31
Nano Dimension Ltd.
filed 2025-05-12
CIK 1643303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

300 5th Avenue

Suite 1010

Waltham

MA 02451

(Address of principal executive offices)

Ofir Baharav
Chief Executive Officer
300 5th Avenue
Suite 1010
Waltham
MA 02451

+1 857-557-8022

ir@nano-di.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares each representing one Ordinary Shares par value NIS 5.00 per share (1) Ordinary Shares, par value NIS 5.00 per share (2)	NNDM	Nasdaq Capital Market
Rights to Purchase American Depositary Shares, each American Depositary Share representing one Ordinary Share, par value NIS 5.00 per share	NNDM	Nasdaq Capital Market

(1)Evidenced by American Depositary Receipts.

(2)Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

215,776,705 Ordinary Shares, par value NIS 5.00 per share, as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No☒

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer	☐
		Emerging growth company	☐

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

Yes ☐ No ☒

i

INTRODUCTION

Our vision is to become the leader in digital manufacturing. We are changing the way the world designs and manufactures high-performance, high-value parts. We do this through innovating and providing industrial manufacturing solutions that are at the pinnacle of multi-disciplinary technology - combining hardware, software, and materials science. The solutions include industrial machinery, such as those for additive manufacturing, surface-mount technology, industrial inkjet printing, along with software for design, simulation, and manufacturing management, as well as materials or consumables that are used by the machinery. Collectively, these solutions are used for design-to-manufacturing of electronics and mechanical parts by advanced industrial customers in aerospace, defense, automotive, electronics, medical, research and academia, as well as government organizations.

Since January 2025, we have been going through a transformation under a new board of directors and with a new management team. This transformation includes a strategic assessment anchored in maintaining a robust capital base, while focusing on products and services based on innovative technology, with a growth outlook that can deliver robust financial results through improving financial margins in manufacturing, operations, supply chains and information systems, and building indispensable customer partnerships. This assessment will result in the continuation of certain products and services and the discontinuance of others.

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

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Nano Dimension” refer to Nano Dimension Ltd. and its subsidiaries, Global Inkjet Systems Ltd., or GIS, a United Kingdom corporation, Nano Dimension Technologies Ltd., or Nano Tech, an Israeli corporation, Essemtec AG, or Essemtec and Nano Dimension Swiss GmbH, or Nano Swiss, Swiss corporations, Formatec Holding B.V., or Formatec Holding (which is in bankruptcy proceedings), Admatec Europe B.V., or Admatec (which is in bankruptcy proceedings), and Formatec Technical Ceramics B.V., or Formatec (which is in bankruptcy proceedings), Dutch corporations, Nano Dimension USA Inc., or Nano USA, a Delaware corporation, Essemtec USA, LLC, a Delaware limited liability company, Nano Dimension GmbH, or Nano Germany and Essemtec Deutschland GmbH, German corporations, Nano Dimension Australia Pty Ltd., or Nano Australia, an Australian corporation, Nano Dimension (HK) Limited, a Hong Kong corporation, Essemtec France SAS, a French corporation, Nano Dimension NY Ltd., a New York corporation, Nano Dimension Trading (Shenzhen) Ltd., a Chinese corporation, J.A.M.E.S. GmbH, a 50% held German corporation (which is in the process of liquidation), Desktop Metal Inc, or Desktop, a Delaware corporation, the subsidiaries of Desktop as listed in Exhibit 21.1 to the 10-K report filed by Desktop on March 15, 2024, Markforged Holding Corporation, or Markforged, a Delaware corporation, and the subsidiaries of Markforged as listed in Exhibit 21.1 to the 10-K report filed by Markforged on March 28, 2025.

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

In light of our recent acquisitions of Desktop and Markforged, both U.S.-based companies, as well as the appointment of certain executives and directors who will also be based in the U.S., we believe that as of June 30, 2025 (the determination date), we will no longer qualify as a foreign private issuer, and will become subject to the reporting requirements applicable to domestic registrants. However, for the remainder of 2025, we may continue to file or furnish reports using the forms and requirements applicable to foreign private issuers. Starting January 1, 2026, provided that we are no longer considered a foreign private issuer, we will be required to file reports using the forms and comply with the requirements prescribed for domestic registrants.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the integration of the operations of Markforged into our business;
●	the outcome of the independent process now being conducted by Desktop Metal to evaluate all available strategic alternatives to address its liabilities and liquidity needs;
●	the transformation of our business resulting from the change in our management;
●	changes in our strategy;
●	the impact of competition and new technologies;
●	shareholder activism;
●	the overall global economic environment;
●	projected capital expenditures and liquidity;
●	litigation; and
●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Summary of Risk Factors

Risks Related to Our Business and Industry

●	Our strategic shift away from acquiring businesses towards a focus on improving our core business may be unsuccessful;
●	The U.S. trade tariffs implemented in 2025 may increase the costs of importing our products into the U.S. and increase our supply chain costs, which could potentially reduce profit margins and affect our competitive position; and
●	We are subject to particular risks in light of our two Interim National Security Agreements with the Committee on Foreign Investment in the United States (CFIUS).

Risks Related to Our financial Condition and Capital Requirements

●	Although we generate revenues from the sale of our current products, we may never reach profitability;
●	Previous mergers and acquisitions resulted in acquiring businesses that themselves were operating at a financial loss. We may be unable to effectively mitigate those losses through post-merger integration and/or additional cost reductions measures and/or divestments;
●	Desktop lacks sufficient liquidity or financing commitments to satisfy significant liabilities, including $115 million principal amount of outstanding convertible notes that it issued, and may choose to commence bankruptcy or insolvency proceedings in one or more jurisdictions; and

●	Our non-financial assets may lead to impairments in the future.

Risks Related to Our Intellectual Property

●	Lack of patent protection may hinder our market competitiveness and failure to safeguard trade secrets could enable competition to use our proprietary information;
●	Inability to maintain effective proprietary rights for our products, may affect our ability to compete effectively; and
●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Risks Related to the Ownership of the ADSs or our Ordinary Shares

●	As a “foreign private issuer” we follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers. The Company will take into account the potential effects of its recent acquisitions of Desktop and Markforged, both U.S.-based companies, as well as the appointment of certain executives and directors, who will also be based in the U.S., when assessing its status under the foreign private issuer definition as of June 30, 2025 (the determination date). If the Company no longer qualifies as a foreign private issuer, it will become subject to the reporting requirements applicable to domestic registrants.

Risks Related to Israeli Law and Our Operations in Israel

●	As some of our operations are located in Israel, we could be adversely affected by the implications of political, economic and military instability in Israel and the Middle-East;
●	Provisions of Israeli law, and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders;
●	Our operations are subject to currency and interest rate fluctuations; and
●	We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

General Risk Factors

●	Raising additional capital would cause dilution to holders of our securities, and may affect the rights of existing shareholders;
●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business;
●	We may be subject to litigation, which is expensive and could divert management attention; and
●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our ADSs or Ordinary Shares, the price and trading volume of our ADSs or Ordinary Shares could decline.

Risks Related to Our Business and Industry

Our strategic shift away from acquiring businesses towards a focus on identifying a pathway to improving our core business and executing its implementation may be unsuccessful.

Since the change in our management at the end of 2024, we have shifted our efforts away from growth through acquisition to increasing profitability in our current operations. Efforts to increase profitability in our current operations is a challenging process. We are reviewing every product group and individual product to determine if it aligns with our longer-term objectives. This review is very complex, involving multiple criteria and many members of our management team. As this process depends on anticipating future trends and/or building products that meet future needs, our expectations may not be accurate or effective, and ultimately, we may not achieve the results that we intend. Consequently, our efforts to achieve profitability may not be successful.

Additionally, a particular element of this process, may be the determination from time to time, that the focus on our revised strategy will require us to close or divest certain product groups or specific products, including those product groups or specific products developed and manufactured by the companies which we have recently acquired. Such closures or divestments can result in material disruptions to our business, employees, customers, and partners, which may have a material adverse effect on our operations and financial condition, and which may also not achieve the results intended in the longer term. In addition, our ability to retain or integrate assets or businesses of Desktop will be affected by the outcome of Desktop’s evaluation of its strategic alternatives and, if Desktop chooses to commence bankruptcy or insolvency proceedings, will be determined by the outcome of the bankruptcy or insolvency process and, depending on the outcome of these processes, may not be possible or may require additional expenditures or investments.

The U.S. trade tariffs implemented in 2025 may increase the costs of importing our products into the U.S. and increase our supply chain costs which could potentially reduce profit margins and affect our competitive position.

A material portion of our products is produced outside of the U.S. The U.S. trade tariffs implemented by President Trump may challenge us, particularly concerning the increased costs associated with importing our finished products into the U.S. The additional cost on goods imported to the U.S., as a result of the tariffs, would directly affect our profit margines when borne by us, or, when borne by our U.S. customers, would effectively lead to a higher purchase price for our customers. Such an increase could drive our customers to seek local alternatives that do not carry the tariff burden, potentially decreasing the demand for our products and affecting our market share. Furthermore, the uncertainty and volatility introduced by these tariffs complicate decision making, planning and forecasting for our customers as well as for us, making it difficult to predict future costs and financial outcomes accurately.

Additionally, the U.S. trade tariffs may challenge us in terms of increased supply chain costs. The tariffs will result in an immediate rise in expenses for any of our raw materials imported into the U.S., which depending on their state of origin, may be a very material increase, and as a result will directly affect our operational costs. This increase in costs may erode our profit margins, making it more difficult for us to maintain our competitive edge in the industry. Furthermore, the tariffs introduce a layer of uncertainty and volatility into our financial planning and forecasting.

The potential for further tariff changes or escalations could exacerbate these challenges, making it difficult to predict future costs and financial outcomes accurately.

We are subject to particular risks in light of our Interim National Security Agreements with the U.S. Government (CFIUS).

In connection with our acquisitions of each of Desktop and Markforged, we entered into two Interim National Security Agreements (the “Interim Agreements”) with the U.S. Government, represented by the U.S. Department of the Treasury, the U.S. Department of Defense, and the U.S. Department of Energy, collectively acting as the Committee on Foreign Investment in the United States (“CFIUS”). The Interim Agreements, effective as of April 1 and April 24, 2025, include several requirements related to supply assurance, product integrity, protection of personal and technical information, and cybersecurity audits.

Consequently, we are subject to stringent compliance requirements through the Interim Agreements, which may impose operational constraints and require significant resources to ensure adherence. Failure to comply with the Interim Agreements could result in penalties, including fines or restrictions on business operations, which could adversely affect our financial condition and results of operations.

We are committed to fulfilling all obligations under the Interim Agreements. However, there can be no assurance that compliance with these agreements will not have a material adverse effect on the Company’s business, financial condition, or results of operations.

See Item 10C Additional Information – “Material Contracts” for additional information about the NSAs and the Interim Agreements.

Our operating results and financial condition may fluctuate.

Even if we are successful in introducing our products to the market, the operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the information that we provide to the marketplace or the expectations of securities analysts or investors, the market price of our ADSs will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including those listed below and those identified throughout this “Risk Factors” section:

●	the level of market acceptance of our new more focused business plan;
●	the degree of market acceptance of our products and services;
●	the mix of products and services that we sell during any period;
●	long sales cycles;
●	changes in the amount we spend to develop, acquire or license new products, consumables, technologies or businesses;
●	changes in the amounts that we spend to promote our products and services;
●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;
●	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;
●	development of new competitive products and services by others;
●	difficulty in predicting sales patterns and reorder rates that may result from a multi-tier distribution strategy associated with new product categories;
●	litigation or threats of litigation, including intellectual property claims by third parties and shareholder claims;
●	changes in accounting rules and tax laws;
●	the geographic distribution of our sales;
●	our responses to price competition;
●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;
●	changes that affect returns on our cash balances and short-term investments;
●	changes in exchange rates between the U.S. dollar and other currencies in which we operate, that affect the value of our net assets, future revenues and expenditures from and/or relating to our activities carried out in these currencies; and
●	the level of research and development activities by us.

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

Given that we have a diverse portfolio of products, we compete for customers with a variety of manufacturers that fabricate specialty industrial products, including electronics and mechanical components. Our competitors usually have extensive track records and relationships within their respective domains. With regard to our electronics-oriented products our competitors are electronics design and manufacturing firms and/or other systems developers. For our mechanical oriented products, our competitors are parts manufacturers and/or other systems developers. In both domains, there are incumbents operating traditional technologies, as well as new entrants bringing disruptive technologies to the market. Many of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in end-user demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive (whether from a price perspective or otherwise). We cannot assure you that we will be able to maintain a competitive position or to compete successfully against current and future sources of competition.

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

This risk of product liability claims may also be greater due to the use of certain hazardous chemicals used in the manufacture of certain of our products. In addition, we may be subject to claims that our additive manufacturing systems have been, or maybe, used to create parts that are not in compliance with legal requirements.

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

Some of our products use AI technology. However, in recent years, use of these methods has come under increased regulatory scrutiny, and the regulatory framework for AI technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in new ways, that would affect the operation of our Industrial AI solutions business and the way in which we can sell AI based technologies. Specifically, such laws and regulations may limit our ability to use our AI models or require us to make changes to our operations that may decrease our operational efficiency, result in an increase to operating costs, or hinder our ability to improve our services. Further, the cost of complying with such laws, rules, or regulations could increase our operating expenses, which could adversely affect our business, financial condition, and results of operations.

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

A change in operations at our manufacturing sites, such as discontinuation or disruption, could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

We rely on a limited number of major production facilities, a disruption at any of those facilities could materially damage our ability to supply systems or consumable materials to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, war, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

Our international operations expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We derive a substantial percentage of our sales from international markets. Accordingly, we face significant operational risks from doing business internationally, including:

●	fluctuations in foreign currency exchange rates;
●	potentially longer sales and payment cycles;
●	potentially greater difficulties in collecting accounts receivable;
●	potentially adverse tax consequences;
●	reduced protection of intellectual property rights in certain countries, particularly in Asia and Latin America;

●	difficulties in staffing and managing foreign operations;
●	laws and business practices favoring local competition;
●	costs and difficulties of customizing products for foreign countries;
●	compliance with a wide variety of complex foreign laws, treaties and regulations;
●	an outbreak of a contagious disease, such as COVID-19, which may cause us, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;
●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;
●	being subject to the laws, regulations and the court systems of many jurisdictions; and
●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel, the Middle-East and other parts of the world, such as the Russia-Ukraine war.

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

We cannot be certain that our business prospects will not be adversely affected by the termination or departure of several of our executive officers, which followed the change in our management. Additionally, our future success depends in part on our ability to attract, retain and motivate other qualified personnel.

A number of previous executives have been terminated or departed the Company, including: Yoav Stern, Chief Executive Officer, Zivi Nedivi, President, Nick Geddes, Senior Chief Technology Officer and Tomer Pinchas, Chief Financial Officer and Chief Operating Officer. In additional, several executives have departed from Desktop and Markforged. We cannot assure you that the loss of their experience and knowledge will not adversely affect our business prospects. Furthermore, while we have recruited Ofir Baharav as our new permanent Chief Executive Officer, Assaf Zipori as our new Chief Financial Officer, Julien Lederman as our new Chief Business Officer, should we be unable to recruit or retain high quality executives, this may adversely impact the achievement of our new business plan. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives. There is no assurance that any equity or other incentives that we grant to our employees will be adequate to attract, retain and motivate employees in the future. Moreover, certain of our competitors or other technology businesses may seek to hire our employees.

Risks Related to Our Financial Condition and Capital Requirements

Although we generate revenues from the sale of our current products, we may never be profitable.

We experienced net losses in each year from our inception, including net losses of $96.9 million, $55.7 million, and $228.3 million for the years ended December 31, 2024, 2023, and 2022 respectively. Markforged and Desktop, the two companies that we recently acquired, and the results of which will be consolidated into our financial statements for 2025, also have a history of losses. We believe we will continue to incur operating losses and negative cash flow in the near-term as we continue to invest in our business, in particular across our research and development efforts and sales and marketing programs. These investments may not result in increased revenue or growth in our business or enable us to achieve profitability.

In addition, as a public company, we incur significant additional legal, accounting and other expenses in order to comply with public company reporting and disclosure requirements. We will also incur additional legal, accounting and other expenses in connection with acquisitions and integration activities associated therewith. These increased expenditures may make it harder for us to achieve and maintain future profitability. Revenue growth and growth in our customer base may not be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including due to the other risks described in this Annual Report on Form 20-F, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. As a result, our losses may be larger than anticipated, we may incur significant losses in the foreseeable future, and we may not achieve profitability, and even if we do, we may not be able to maintain or increase profitability. Furthermore, if our future growth and operating performance fail to meet investor or securities analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition, and results of operations.

Previous mergers and acquisitions resulted in acquiring businesses that themselves were operating at a financial loss; and we may be unable to effectively mitigate those losses through post-merger integration and/or additional cost reductions measures and/or divestments.

Our recent acquisitions of Desktop and Markforged have resulted in substantial operating losses. In their 2023 and 2024 filings with the U.S. Securities and Exchange Commission, or SEC, Desktop highlighted several risks associated with its acquisitions, including its difficulties in combining operations and corporate functions of acquired companies, such as EnvisionTEC and ExOne. These challenges include aligning operating practices, employee programs, internal controls, and IT systems, which could adversely affect relationships with customers and employees. Desktop also acknowledged that its restructuring activities and cost-saving measures might not achieve the intended results, and expressed concerns about its negative cash flows and the potential inability to continue as a going concern without additional funding.

See Item 1A “Risk Factors – Risks Related to our Business and Industry” of Desktop’s Annual Report on Form 10K for the year ending December 31, 2023, filed with the SEC on March 15, 2024, for more information on the risks relating to Desktop’s operations.

See Item 1A Risk Factors – “Risks Related to our Business and Industry” and “Risks Related to the proposed merger with Nano Dimension Ltd.” of the Markforged 2024 Annual Report, for more information on the risks relating to Markforged’s operations.

These disclosures underscore the complexities and financial risks associated with integrating acquired companies in general and in particular the businesses of Desktop and Markforged. We may be unable to successfully reduce or eliminate these losses, which could materially and adversely affect our business, financial condition, and results of operations. The process of integrating acquired businesses into our operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management attention. In particular, the integration of acquired technologies with our existing products could cause delays in the introduction of new products. Our acquisitions involve numerous risks, including problems combining the acquired operations, technologies or products, unanticipated costs or liabilities, diversion of management’s attention, diverse effects on existing business relationships with suppliers and customers, risks associated with entering markets in which we have limited or no prior experience; and potential loss of key employees, particularly those of the acquired organizations.

Our ability to retain or integrate assets or businesses of Desktop or reduce the expenses or losses of Desktop’s business will be affected by the outcome of Desktop’s evaluation of its strategic alternatives and, if Desktop chooses to commence bankruptcy or insolvency proceedings, will be determined by the outcome of the bankruptcy or insolvency process. Depending on the outcome of these processes, integrating assets or businesses of Desktop or reducing the expenses or losses of Desktop’s businesses may not be possible or may require additional expenditures or investments.

Desktop lacks liquidity or financial commitments necessary to satisfy its significant liabilities

Desktop has limited liquidity and significant liabilities, including $115 million principal amount of outstanding convertible notes, incurred prior to our acquisition. As required by the governing indenture, Desktop has offered to repurchase the notes by June 11, 2025 at their principal amount plus accrued interest. Desktop does not currently have liquidity or a financing commitment sufficient to fund the repurchase or satisfy its other material liabilities. Following our acquisition, we provided limited financing to Desktop to help it address short-term liquidity needs and run a process to evaluate its strategic alternatives. No assurances can be given as to the outcome or timing of Desktop strategic review process or our consideration of whether or in what amount to provide additional financing.

Our non-financial assets may lead to significant impairments in the future.

We review our cash-generating units, or CGUs, for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such CGUs may not be recoverable. In those cases, an impairment of our non-financial assets, including intangible assets and property, plant and equipment might be recognized. The amount of goodwill, intangible assets and property, plant and equipment on our consolidated balance sheet may increase following acquisitions or other collaboration agreements. Changes in market conditions or other changes in the future outlook of value may lead to significant impairments in the future.

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

Failure to prevail in lawsuits in which we are involved may result in a reduction in our capital reserves and divert management attention.

We have been and continue to be involved in a number of lawsuits, which are at various stages of the litigation process. These lawsuits were filed by shareholders of the Company, including Murchinson Ltd., or Murchinson based on actions taken by our previous management, including with respect to certain corporate governance matters as well as in relation to the previous acquisition of DeepCube and the attempted acquisition of Stratasys Ltd. On November 21, 2024, the Tel Aviv Central Court ruled against us in relation to Murchinson’s right to convene a meeting of our shareholders. On December 11, 2024, Murchinson sent a letter in which it demanded that we reimburse its costs related to the shareholders meeting, including litigation costs, pursuant to section 64(b) of the Companies Law. Murchinson did not commence a legal proceeding in connection with this demand letter. If Murchinson will bring such a lawsuit against us, or if any of the holders of our Ordinary Shares or ADS were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our senior management could be diverted from the operation of our business. Any adverse determination in existing or new litigation could also subject us to significant liabilities.

Additionally, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

See Item 4 “Information on the Company – History and Development of the Company” and Item 8A “Financial Information- Consolidated Statements and Other Financial Information - Legal Proceedings” for a description of our litigation.

Risks Related to Our Intellectual Property

Lack of patent protection may hinder our market competitiveness and failure to safeguard trade secrets could enable competition to use our proprietary information.

Our continued success depends in part on our ability to obtain, maintain, monitor and enforce patent and other intellectual property rights covering our proprietary technology and new products in the United States and in other countries.

We have sought to protect our proprietary position and sustain our competitive advantage by filing patent applications in the United States and certain in other countries. Patent prosecution in the United States and other countries is uncertain, expensive and time consuming, and we may not be able to file, prosecute and maintain all necessary or desirable patent applications at a reasonable cost or in a timely manner.

We have a substantial patent portfolio, including patents held by Desktop and Markforged, we currently have approximately 1,500 patents issued, pending and allowed patent applications worldwide. While some patents have already been issued, uncertainties remain regarding pending applications’ issuance, enforceability, scope, and potential challenges from third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could hinder our ability to protect existing products and deprive us of rights necessary for the successful commercialization of any new products that we may develop.

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

Apart from patents, copyrights and trademark law, we also rely on trade secrets, know-how and technology, which are not protected by our patents, and confidentiality agreements to protect certain proprietary know-how, processes, and devices. However, trade secret protection can be challenging and we cannot assure that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to our systems, that third-party licenses will be available to us or that we will prevail in any proceedings instituted by us in order to enjoin competitors from selling similar products. We employ confidentiality agreements, intellectual property assignment agreements, including with our employees and collaborators, to safeguard our technology and data. Nevertheless, breaches or independent discoveries by competitors may potentially impact our intellectual property rights and consequently our business. We cannot guarantee protection against unauthorized disclosure or competitors’ access to our trade secrets. Unauthorized disclosure or misappropriation could harm our competitiveness and business, while inadequate protection measures may limit recourse against third-party misappropriation, affecting our trade secrets’. Agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors. Also, to the extent that our commercial partners, collaborators, officers, employees, contractors and other service providers use intellectual property owned by others in their work for us, disputes may arise as to the rights in the related or resulting know-how and inventions.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

It is inherently difficult to conclusively assess our freedom to operate and our ability of not infringing on third party rights. Such third parties may include competitors, as well as large companies, which heavily invest in their patent portfolios, regardless of their actual field of business, and non-practicing entities. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or seek a license from the patent holder. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

Any competitor patents held by a competent US court to cover aspects of our formulations, processes or designs, or methods of use, may enable the holders of any such patents to block our ability to develop and commercialize product candidates unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. Regardless, such a license may not be available at all. In addition, third parties’ claims against us may result in injunctions, halting product development. Defending these claims, regardless of merit, is costly and diverts resources. Successful infringement claims could lead to substantial damages, royalties, product redesign, or challenging licensing agreements.

Furthermore, our industry is characterized by the existence of a large number of patents and by litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, in recent years, non-practicing entities have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements from companies like ours. In addition, we may be or may become contractually obligated to indemnify our utility customers or other third parties that use or resell our products in the event our products are alleged to infringe a third-party’s intellectual property rights. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand, and cause us to incur significant expenses. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations. Further, claims of intellectual property infringement might require us to redesign affected products, delay affected product offerings, enter into costly settlement or license agreements or pay costly damage awards or face a temporary or permanent injunction prohibiting us from marketing, selling or distributing the affected products. If we cannot or do not license the alleged infringed technology on reasonable terms or at all, or substitute similar technology from another source, our revenue and earnings could be adversely impacted. Additionally, our utility customers may not purchase our products if they are concerned that our products infringe third-party intellectual property rights. This could reduce the market opportunity for the sale of our products and services. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors might infringe our intellectual property. If we pursue legal action, they could counterclaim patent invalidity or unenforceability, common in U.S. patent litigation. Challenges could include lack of novelty or lack of inventive step. Post-grant proceedings add further uncertainty to patent validity, making legal outcomes unpredictable. Likewise, derivation proceedings, initiated by third parties or us, may resolve invention priority or patent scope disputes not in our favor, which may halt technology use, require costly licensing and harm business, diverting resources and funds from research and development partnerships. Furthermore, intellectual property litigation in the US entails extensive discovery, risking disclosure of confidential information. Our defense of litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. Public announcements of proceedings’ results could negatively affect our share price if perceived unfavorably by securities analysts and/or investors and could have a material adverse effect on the price of our Ordinary Shares.

We may not be able to protect our intellectual property rights throughout the world.

Securing and protecting patents globally for our products and processes is financially daunting. Intellectual property rights in some countries are less stringent than in the U.S., allowing competitors to exploit our technologies. Competing products developed or exported in jurisdictions with weaker enforcement may undermine our market position. Protecting intellectual property rights abroad, if available to us, can be challenging, especially in jurisdictions where legal systems are less favorable to enforcement. This difficulty may allow competitors to market products, infringing on our rights. Enforcing patents overseas can incur significant costs and divert resources. Moreover, such proceedings could risk invalidating or narrowing future patents, and potentially invite counterclaims. Overall, our efforts to safeguard intellectual property outside the US may not yield substantial commercial advantage.

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

In light of our recent acquisitions of Desktop and Markforged, both U.S.-based companies, as well as the appointment of certain executives and directors who will also be based in the U.S., we believe that as of June 30, 2025 (the determination date), we will no longer qualify as a foreign private issuer, and will become subject to the reporting requirements applicable to domestic registrants. However, for the remainder of 2025, we may continue to file or furnish reports using the forms and requirements applicable to foreign private issuers. Starting January 1, 2026, provided that we are no longer considered a foreign private issuer, we will be required to file reports using the forms and comply with the requirements prescribed for domestic registrants. Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Companies Law, requires us to disclose the annual compensation of our five most highly compensated senior office holders on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We may be a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in 2024 or in any subsequent taxable year. There generally would be adverse tax consequences for U.S. taxpayers that are holders of our ADSs or Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we believe that we may be a PFIC for 2024, although we do not intend to conduct an analysis to obtain assurance of this. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, because we do not intend to conduct an analysis to confirm our PFIC status, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC with respect to a certain year, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares in the event that we are a PFIC. See “Item 10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

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

ADS holders may not have the same rights as the holders of our Ordinary Shares.

ADS holders may not be treated as one of our shareholders and will not have direct shareholder rights. Israeli law governs shareholder rights, while the depositary serves as the registered holder of the shares underlying the ADSs. Registered holders of ADSs, will have ADS holder rights as outlined in the deposit agreement. New York law governs the deposit agreement and the ADSs.

However, recent case law has provided important clarification regarding the intersection of New York law governing deposit agreements and Israeli law governing shareholder rights. In a significant decision involving our company, the court concluded that ADS holders retain certain rights under Israeli law which companies must respect, despite the specific terms of deposit agreements. The court determined that:

While the deposit agreement is governed by New York law, certain rights and obligations remain subject to Israeli law’s mandatory provisions:

●	Deposit agreements do not fully encapsulate all rights, and Israeli law’s mandatory provisions continue to apply
●	ADS holders may have limited voting rights that can be exercised when permitted by the company
●	Companies cannot unilaterally limit ADS holder rights solely through deposit agreement terms
●	The deposit agreement and Israeli law collectively govern ADS holder rights.

Therefore, while the deposit agreement establishes the primary rights of our ADS holder under New York law, our ADS holders may also have certain additional rights under Israeli law as determined by applicable Israeli corporate law and mandatory provisions that cannot be waived by the deposit agreement.

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

During 2024, the market price of our common stock fluctuated from a high of $2.95 per ADS to a low of $2.04 per ADS, has fluctuated even more in past years and our share price continues to fluctuate. The market price of our ADSs may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

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

Risks Related to Israeli Law and Our Operations in Israel

As some of our offices and manufacturing facilities are located in Israel, we may be adversely affected by the implications of political, economic and military instability in Israel.

We have offices and manufacturing facilities located in Israel. Some of our senior research and development personnel are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. For example, on October 7, 2023 an unprecedented attack was launched against Israel by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border from the Gaza Strip and in other areas within the state of Israel attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli population. In response, the Security Cabinet of the State of Israel declared war against Hamas.

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

The Israeli government is pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, additional downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions.

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

Provisions of Israeli law, and our amended and restated articles of association delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

The Companies Law regulates, among others, mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. The classification of our board into three classes with terms of approximately three years each, per our articles of association, the requirement of affirmative vote of at least 70% of the voting rights of the Company represented personally or by proxy and voting thereon at a general meeting in order to amend the provisions of our articles of association relating to our staggered board, together with the other provisions of the Articles and Israeli law, could deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company.

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

Our operations are subject to currency rate fluctuations.

Our operating results may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. Transactions in which we participate that are denominated in other than US Dollars may subject the company to currency exchange losses because we do not currently engage in currency swaps or other currency hedging strategies to address this risk. Given the volatility of exchange rates, we can give no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have an adverse effect on our results of operations.

We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately $3,843,000 that we received from Israel’s Innovation Authority, or the IIA, as of April 30, 2025. As of December 31, 2024, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $1,010,000. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bear interest. Regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, whether inside or outside of Israel, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know-how or transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer or license of IIA-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. The transfer of manufacturing outside of Israel may also be subject to payment of increased royalties. These restrictions and requirements for payment may impair our ability to license, sell or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

Inflation could adversely affect our business and results of operations.

In recent years, the economy in the United States and global markets encountered a material increase in the level of inflation. The impact of geopolitical developments such as the Russia-Ukraine and Middle-East conflicts and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

General Risk Factors

Raising additional capital would cause dilution to holders of our securities and may affect the rights of existing shareholders and ADS holders.

We may seek additional capital through a combination of private and public equity offerings, debt financing and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs or Ordinary Shares.

Significant disruptions to our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access, or otherwise resulting from our acquisitions of Desktop and Markforged, could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Nano Dimension Ltd. We were incorporated in the State of Israel in December 1960 and are subject to the Companies Law. In August 2014, we acquired 100% of the share capital of Nano Dimension Technologies. Nano Dimension Technologies was incorporated in the State of Israel in July 2012. On March 7, 2016, our ADSs commenced trading on the NASDAQ Capital Market under the symbol “NNDM”. From 2012 until 2021, we operated solely as a 3D printing company focused on designing and manufacturing systems used in the fabrication of electronics. During this time, we leveraged our expertise in printing two materials in the same system to product PCBs and electronic devices.

Starting in April 2021, we commenced a mergers and acquisitions program that resulted in a number of transactions that changed the Company considerably. On April 23, 2021, we acquired all of the issued and outstanding share capital of DeepCube. In September 2022, DeepCube was merged with Nano Tech. In 2025, we discontinued DeepCube operations.

On April  2021, we acquired all of the issued and outstanding share capital of NanoFabrica. In September 2022, NanoFabrica was merged with Nano Tech. In 2025, we discontinued the NanoFabrica product lines.

In June 2021, we established J.A.M.E.S., a joint venture with HENSOLDT Holding Germany GmbH, for developing additively manufactured electronics through engineering consulting and design sharing. In 2025, the Advisory Board of J.A.M.E.S. resolved to discontinue its operations.

In November  2021, we acquired all of the issued and outstanding share capital of Essemtec. Essemtec is a leader in adaptive highly flexible surface mount technology, or SMT, pick-and-place equipment, sophisticated dispenser suitable for both high-speed and micro-dispensing, and intelligent production material storage and logistic system. Its products are equipped with a sophisticated software package which makes extensive and efficient material management possible.

In January 2022, we acquired all of the issued and outstanding share capital of Global Inkjet Systems (GIS). GIS is a leading developer and supplier of high-performance control electronics, software, and ink delivery systems. GIS is known for inventing and delivering state-of-the-art 2D and 3D printing inkjet hardware and unique operating software. GIS has approximately 150 customers around the world with a focus on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which can all be controlled by the proprietary software system.

In July 2022, we acquired all of the issued and outstanding share capital of Formatec Holding. Formatec Holding has two subsidiaries - Admatec and Formatec, based in the Netherlands. In April 2025, Adamtec and Formatec were declared bankrupt by the Zeeland-West-Brabant court in the Netherlands.

In August 2023, we acquired all of the intellectual property assets of Additive Flow. Additive Flow develops high-performance and high-quality simulation software for mechanical, thermal, thermo-mechanical properties, along with frequency and fatigue across a range of materials and processes. Its product addresses design, production, and quality decisions, while optimizing for cost, weight, manufacturing productivity, and manufacturing yield – all simultaneously.

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

Disputes with Shareholders and Change in Management

In January 2023, Murchinson Ltd., or Murchinson (which is an advisor or sub-advisor of one of our major ADS holders), submitted a request to our board of directors for us to convene a special general shareholders meeting, or EGM which would include certain amendments to our amended and restated articles of association, or Articles (including an amendment which would permit the shareholders to remove members of the board at a general meeting by a simple majority), as well as removal of four then currently serving directors – Mr. Stern, Mr. Gera, Mr. Rotem and Dr. Nissan-Cohen - and appointment of two new director nominees, proposed by Murchinson, namely Dr. Joshua Rosensweig and Mr. Kenneth Traub. Our former board of directors, or the Former Board rejected Murchinson’s request, stating that they believed it failed to comply with requirements under laws and regulations in Israel and the United States, as well as with our amended and restated articles of association.

In March 2023, the EGM was convened by Murchinson, despite the rejection of the Former Board. At the EGM our shareholders approved the election of the Dr. Rosensweig and Mr. Traub to our board of directors and further approved the removal of Messers. Stern, Gera, Rotem and Dr. Nissan-Cohen. The Previous Board did not recognize the results of the EGM.

On September 7, 2023, the Former Board convened an Annual General Meeting of Shareholders, or the 2023 AGM. At the AGM, our shareholders approved the re-election to our board of Dr. Yoav Nissan Cohen, Mr. Oded Gera and Col. (Res.) Channa (Hanny) Caspi.

On November 21, 2024, the Israeli Central Court ruled that the March 2023 EGM was duly convened and the resolutions there duly approved, which included the election of Dr. Rosensweig and Mr. Traub to, and removal of Mr. Yoav Stern from, our board of directors, as well as the amendments to the Articles.

Following the announcement by the Company on October 16, 2024, of the convening of an annual general meeting on December 6, 2024, or the 2024 AGM, the Company received a written request from Murchinson requesting that the Company add certain items to the 2024 AGM agenda. As a result, an amended agenda was sent to the shareholders, which included on the agenda the items proposed by the Former Board as well as the items proposed by Murchinson. Consequently, the shareholders were asked to approve the election to our board of nominees recommended by the Former Board, namely Mr. Yoav Stern and General Michael X. Garrett, or Former Board Nominees, or alternatively approve the election of the nominees recommended by Murchinson, namely, Mr. Ofir Baharav and Mr. Robert Pons, or the Former Board Nominees. The agenda also included the proposal by Murchinson to amend the Articles to “de-stagger” the board. At the 2024 AGM, the shareholders voted to approve the election of the Murchinson Nominees, but not to de-stagger the board.

On December 16, 2024, we announced that Dr. Yoav Nissan-Cohen, and Messrs. Eitan Ben-Eliahu, Oded Gera, Roni Kleinfeld, Chris Moran and Mrs. Georgette Mosbacher resigned from our board.

On December 26, 2024, Mr. Yoav Stern’s engagement as Chief Executive Officer was terminated and Mr. Julien Lederman was appointed as Interim Chief Executive Officer.

On February 3, 2025, Mr. Kenneth Traub resigned from our board with immediate effect, following his appointment as CEO and President of Comtech Telecommunications Corp., and Mr. David Stehlin was appointed to the board.

On April 2, 2025, Mr. Ofir Baharav was appointed as a new permanent Chief Executive Officer, replacing Mr. Julien Lederman who was appointed our Chief Business Officer, and on April 7, 2025, Mr. Baharav resigned from our board of directors with immediate effect.

For information relating to legal proceedings, see Item 8A “Financial Information – Consolidated Statements and Other Financial Information - Legal Proceedings”.

On April 2, 2025, we consummated a merger with respect to Desktop pursuant to a Merger Agreement entered into on July 2, 2024. Upon consummation of the Merger Agreement, we purchased all of the outstanding shares of Desktop for an aggregate consideration of approximately $179.3 million, or $5.295 per share and a merger subsidiary wholly-owned by us merged with and into Desktop. Desktop designs and offers a portfolio of integrated additive manufacturing solutions across a range of additive manufacturing technologies with support for metals, polymers, elastomers, ceramics, sands, composites, and biocompatible materials.

On April 24, 2025, Mr. Assaf Zipori, formerly the Chief Financial Officer of Markforged, was appointed as our Chief Financial Officer.

On April 25, 2025, we consummated a merger with respect to Markforged pursuant to a Purchase Agreement entered into on September 25, 2024. Upon consummation of the transaction, we purchased all of the outstanding shares of Markforged for an aggregate consideration of approximately $115 million, or $5.00 per share, and a merger subsidiary wholly-owned by us merged with and into Markforged. Markforged designs and offers additive manufacturing solutions, with a focus on fused filament fabrication printing technology designed to support speciality materials.

From January 2025, we have discontinued a number of product groups, including, Fabrica, Adamtec, Formatec, Formatec Holdings, DeepCube, and the AME online community platform (J.A.M.E.S.). In April 2025 Adamtec, Formatec, and Formatec Holdings were declared bankrupt.

Our principal executive office is located at 300 5th Avenue, Suite 1010, Waltham MA 02451. Our telephone number in Waltham MA is +1 857-557-8022.

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

Taking into account the effects of its recent mergers with Desktop Metal and Markforged, both U.S.-based companies, as well as the recent appointments of a majority of the executives and directors, who are currently based in the U.S., when assessing our status under the foreign private issuer definition as of June 30, 2025 (the determination date), we believe that from June 30, 2025, we will no longer qualify as a foreign private issuer and will become subject to the reporting requirements applicable to domestic registrants. However, for the remainder of 2025, we may continue to file or furnish reports using the forms and requirements applicable to foreign private issuers.

Our net cash from (used in) investing activities for 2022, 2023 and 2024 amounted to ($67,673,000), ($166,600,000) and $140,052,000 respectively. In 2022 and 2023 the cash was used primarily for investment in bank deposits, securities, acquisition of subsidiaries and purchases of fixed assets. Net cash from investing activities in 2024 was primarily from change in our cash in bank deposits and interest received from banks. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B. Business Overview

We innovate and provide industrial manufacturing solutions for design-to-manufacturing of electronics and mechanical parts. These solutions are based on a combination of hardware, software, and materials science technologies. The solutions include industrial machinery, such as those for additive manufacturing, surface-mount technology, industrial inkjet printing, along with software for design, simulation, and manufacturing management, as well as materials or consumables that are used by the machinery. These solutions are used by industrial customers in aerospace & defense, automotive, electronics, medical, research and academia, along with government organizations.

We do this through innovating and providing industrial manufacturing solutions that are built around multi-disciplinary technology - combining hardware, software, and materials science.

As part of the re-assessment program initiated by our new management in January 2025, our business and operations are currently being refocused based on the following principles, which we believe will enable us to differentiate our business from our competitors:

●	Prioritizing manufacturing of industrial parts, rather than fabricating R&D concept,
●	Building technology that scales with the needs of manufacturing, and
●	Preserving capital for strategic moves and avoid short-term survival mindset.

As a result, we are focusing on products and services where there is innovative technology with a growth outlook that can deliver sustainable improvements in our financial results and to discontinue certain product groups that have failed to generate adequate returns on investment and that do not align with our long-term objectives.

Including Desktop and Markforged, the Company has the following product groups:

●	Aidro – Advanced hydraulic systems
●	Adaptive3D – Resins
●	DentalLabs –Dental parts services
●	Desktop Metal – Binder jetting for metal
●	DragonFly - Additively manufactured electronics (AME)
●	EnvisionTech – Additive manufacturing digital light processing (DLP)-based systems for industrial and health applications
●	Essemtec – Surface-mount technology
●	ExOne – Binder jetting for metal and sandcasting
●	Global Inkjet Systems (GIS) – Digital printing sub-components hardware and software
●	Markforged – Desktop and industrial fused filament fabrication (FFF) solutions
●	PX100 – Binder jetting for metal

These solutions are sold to industrial leaders and organizations, including: aerospace, defense, automotive, electronics, medical, research and academia, as well as government organizations

Our management has already resolved to discontinue the operations of certain of our product groups, as follows:

●	Admatec - Additive manufacturing DLP-based systems for ceramic and metal applications
●	DeepCube - Industrial AI
●	Fabrica - Additive manufacturing DLP-based systems for micro applications
●	Formatec - Manufacturing services for metal and ceramic applications
●	J.A.M.E.S. – AME online community platform

Adamtec, Formatec, and Formatec Holdings were declared bankrupt in April 2025. Additionally, inin April 2025, the Advisory Board of J.A.M.E.S resolved to discontinue its operations.

We believe that additive manufacturing (AM), which is known to some as 3D printing, of electronics and precision applications are key to future growth in the manufacturing industry.

We have offices spanning across the United States, Germany, Israel, Japan, UK, Sweden, Switzerland, and Taiwan. These offices serve to broaden our customer engagement across regions and serve as focal points for advancing our strategic objectives. To date, some of our offices are those of a single product group, while others include teams representing more than one product group. Integrating these teams and offices is important to our ability to realize synergies in sales and marketing.

Industry Overview

Traditional manufacturing and the potential of additive manufacturing.

We operate in the industrial machinery solutions industry.

The global manufacturing industry for electronics (PCB and high-performance electronics) and mechanical manufacturing (injection molding, CNC (Computer Numerical Control) machining, sheet metal, and casting) is comprised primarily of subtractive technologies with numerous difficulties and limitations. Designers and engineers have been limited to the constraints of existing processes that have impacted the ability to manufacture important end products, thus affecting the firm’s bottom line and the value provided to their customers. Existing means of manufacturing also increases the reliance on a network of suppliers and partners, which creates more supply chain risk and increases the time for production. These networks of suppliers and partners also often place a high reliance on leveraging suppliers and partners in the Far East, which adds time and risk of IP theft.

Additive manufacturing is the process of making a three-dimensional solid object from a digital model. Using an additive process, where successive layers of material are laid down in different shapes. Additive manufacturing is considered distinct from traditional machining techniques, which mostly rely on the removal of material by methods such as cutting or drilling (subtractive processes).

Additive manufacturing provides numerous advantages compared to traditional electronics and mechanical manufacturing. Additive manufacturing provides:

●	Design flexibility: Traditional manufacturing methods have limited design flexibility. This is because they rely on subtractive manufacturing techniques, where material is removed from a solid block or sheet of material to create the desired shape. On the other hand, additive manufacturing allows for the creation of complex geometries and shapes that would be difficult or impossible to produce using traditional methods.
●	Low setup costs: Traditional manufacturing methods often require expensive tooling and setup costs. This makes them less suitable for small production runs or custom projects. On the other hand, additive manufacturing does not require tooling and setup costs as the changes are in the software design and is, therefore more cost-effective for quick turnaround prototyping and small production runs.

●	Accelerated time-to-market: Traditional manufacturing methods can have long lead times due to the time required for tooling and setup and the reliance and several manufacturing suppliers. On the other hand, additive manufacturing eliminates the need for extensive tooling and setup and can reduce or eliminate the reliance on several manufacturing suppliers, thus enabling shorter lead times.
●	Assembly consolidation: Traditional manufacturing methods often require multiple components to be manufactured separately and then assembled together, which can add additional costs and time to the manufacturing process. On the other hand, additive manufacturing can consolidate multiple components into a single, complex part, reducing the need for assembly and further streamlining the manufacturing process.
●	Material savings: Traditional manufacturing methods often produce significant material wastage, especially in subtractive manufacturing techniques where excess material is removed. On the other hand, additive manufacturing can produce parts with little to no wastage, which is more environmentally friendly and cost-effective.

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

We believe that additive manufacturing is at a defining inflection point, given an ever-growing commitment to industry 4.0 transformation by large and small companies. To underscore the potential of additive manufacturing, several Fortune 500 and other tier-one companies operating across a number of distinct industries have made substantial investments to decisively enter the additive manufacturing market. Examples include leading companies in aerospace and defense, dental/cosmetics, and apparel and footwear. With the production world increasingly depending on additive manufacturing, we see advancements internally and externally focused on new technologies, materials, and the integration of additional industry 4.0 solutions such as robotics and AI.

The industry 4.0 manufacturing revolution includes the electrical and mechanical precision manufacturing of mission-critical products across multiple industries, from satellites to medical devices and IoT devices that require precision and electronic components. We believe that fully additively manufactured smart connected products are the next phase of industry 4.0.

Additive manufacturing has the potential to be key in the re-shoring trend

Recent geopolitical, economic, and supply chain events have caused many advanced Western firms to consider re-shoring manufacturing and/or their manufacturing suppliers. Re-shoring provides supply chain resilience, cost savings, customization, in-house/local IP, and additive manufacturing specifically can be central to leverage this opportunity.

Additive manufacturing has historically been used for prototyping and proof of concept manufacturing

Additive manufacturing has mainly been used for prototyping because it offers a lower cost way of manufacturing single or small batches and provides a high degree of design freedom and flexibility in creating complex geometries that may be difficult or impossible to produce using traditional manufacturing methods. Additionally, additive manufacturing allows for rapid iteration and testing of multiple design concepts, which is critical as this stage in the development process. Increasing advancements in additive manufacturing technology have made it possible to produce high-quality parts at larger scales, enabling its use in production applications, thus playing a growing role in higher-volume manufacturing.

Surface-mount technology as a key complementary offering

Surface-mount technology, or SMT is the leading method for assembling electronic circuits, with components mounted directly onto printed circuit boards, or PCBs. SMT enables higher component density, improved performance, and greater manufacturing efficiency compared to traditional methods. The industry serves critical sectors such as automotive, aerospace, industrial, medical, and consumer electronics. Companies provide highly automated placement machines, soldering equipment, inspection systems, and supporting software for PCB assembly. Growth is driven by increasing product complexity, miniaturization, and demand for high-reliability manufacturing. Innovation around automation, data-driven production, and smart manufacturing is reshaping the industry. SMT manufacturers are essential to advancing technology and operational excellence for OEMs and EMS providers globally. The industry remains highly competitive, with continuous investment in research and development and customer support required for success.

Dental services segment a differentiated part of the business

The dental services and products industry provides a wide range of solutions that support dental professionals in delivering patient care. This includes products such as clear aligners, dental implants, crowns, bridges, and other restorative and orthodontic devices. Companies in the industry combine advanced manufacturing, material science, and digital technologies like CAD/CAM and 3D printing to create customized, high-quality dental products. Demand is driven by rising aesthetic expectations, an aging population, and the increasing adoption of digital workflows in dental practices. Innovation in areas such as clear aligners, biomaterials, and chairside production systems is transforming how dental services are delivered. The industry serves general dentists, orthodontists, prosthodontists, and dental labs globally. Success depends on the ability to deliver precise, patient-specific solutions at scale while supporting clinical workflows. The market is competitive and innovation-driven, requiring continuous investment in technology, training, and customer support.

Market Opportunity

We are positioned to continue to take advantage of manufacturing industry trends. The future of manufacturing looks promising; businesses across industries such as aerospace/defense, automotive, electronics industrial, medical, and research and development/academia have showed increasing demand for additive manufacturing solutions. The market opportunity should considered based on the different segments that our respectives technologies servce.

According to an AMPower report titled “Additive Manufacturing Market Report”, published in March 2025, the additive manufacturing market is expected to grow from $12 billion to more than $22 billion by 2029 at a CAGR of 13%.

According to a Prismark report titled “Prismark Printed Circuit Report 2024”, published in 2024, the market for the relevant printed circuit board manufacturing equipment segments is expected to grow to $11.9 billion by 2028.

According to Mordor Intelligence titled “Surface Mount Technology Market”, published in 2024, the surface-mount technology solutions market is expected to grow from $6.1 billion to more than $9.5 billion by 2030 at a CAGR of 8%.

The current industry practices present challenges to electronics and manufacturing, including poor energy efficiency, slow production time and high costs, long time to get to market, and potential risks for IP theft. We provide systems and solutions for additive manufacturing and electronics manufacturing, a unique offering that enables a compelling proposition to the most innovative and advanced manufacturers seeking rapid fabrication of high-performance components.

Strategy

Our overall business strategy is based on the following pillars:

●	Partnering with leading industrial titans to enable advanced, complex parts manufacturing at scale, rather than fabrication of experimental designs and concepts.
●	Utilizing our cloud-based processing, machine learning, and intelligent systems to deliver precise and scalable parts production.

●	Disciplined execution, true to our business model, aligned with our vision, and true to our customers’ strong commitment to profitable growth with a strong capital base.

A number of transformative efforts are underway to realize this business strategy. This includes a greater focus and optimization of whatever is deemed core and key to long-term success, while also including a discontinuing of certain operations through divestment or shut down. Our judgment to what is key to long-term success focuses on growth potential and financial strength, which a particular aim to focus on manufacturing of parts at scale. This also indicates a shift away from a strategy that historically was focused on mergers and acquisitions.

Industrial machinery

●	Additive manufacturing via inkjet for electronics
●	Additive manufacturing via binder jetting systems for sandcasting and mechanical parts
●	Additive manufacturing via digital light processing systems for polymer parts
●	Additive manufacturing via fused filament fabrication systems for polymer, metal, and composite parts
●	Ink delivery systems as sub-systems for industrial inkjet systems
●	Surface-mount technology printed circuit boards and electronic devices

Manufacturing services

●	Hydraulics design and manufacturing
●	Dental products related design and manufacturing

Software

●	A suite of software solutions that combined with industrial machinery that aid in design, simulation, and manufacturing management

Consumables and technology

●	Ceramics
●	Composites
●	Metal
●	Polymers

Seasonality

Our business is generally not subject to seasonality.

Regulation

The development, manufacture, sales and distribution of medical and dental products are subject to comprehensive governmental regulation within the United States. The following sections describe some, but not all, of the significant regulations that apply to us.

Dental products may be classified as medical devices and are subject to restrictions under domestic laws, rules, regulations, self-regulatory codes, circulars and orders, including, but not limited to, the U.S. Food, Drug, and Cosmetic Act, or the FDCA. The FDCA requires these products, when sold in the United States, to be safe and effective for their intended use and to comply with the regulations administered by the U.S. Food and Drug Administration, or FDA.

Dental and medical devices sold by us in the United States may be generally classified by the FDA into a category that renders them subject to the same controls that apply to all medical devices, including regulations regarding alteration, misbranding, notification, record-keeping and good manufacturing practices.

The Company is subject to domestic laws, rules, regulations, self-regulatory codes, circulars and orders governing data privacy and transparency, including, but not limited to, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, the California Consumer Privacy Act, the California Privacy Rights Act, and the Physician Payments Sunshine Provisions of the Patient Protection and Affordable Care Act. Applicable privacy laws restrict the use and disclosure of personal information, and mandate the adoption of standards relating to the privacy and security of individually identifiable information such as data minimization, access control, providing transparent notice of our privacy practices, and respecting data subject rights. Privacy laws also require the reporting of certain breaches of individually identifiable information. The Physician Payments Sunshine Provisions of the Patient Protection and Affordable Care Act require the Company to record all transfers of value to physicians and teaching hospitals and to report this data to the Centers for Medicare and Medicaid Services for public disclosure.

Intellectual Property

We seek patent protection as well as other effective intellectual property rights related to our products, services and technologies in the United States and certain other countries. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

Since the acquisitions of Desktop and Markforged, our portfolio of patents and patent applications has grown significantly: We now have a portfolio of approximately 1,500 issued U.S. and foreign patents and pending or allowed patent applications.

We are currently in the process of evaluating our patent portfolio focusing on critical aspects of additional manufacturing and specialized materials. We are adjusting the geographical scope of each patent family according to its evaluation, assessing and ranking subsidiaries’ IP in relation to our core technologies, and considering monetizing or dropping intellectual property that does not protect the core technologies. Furthermore, we are harvesting and developing intellectual property from existing knowledge that covers critical aspects of our technologies.

With respect to Desktop and Markforged’s intellectual property, we are going through the same process of reviewing and assessing the intellectual property portfolio in view of Desktop and Markforged’s core technologies and will consider monetizing or dropping intellectual property that does not protect the core technologies. We are also considering consolidation of certain patents covering comparable technologies between Desktop and Markforged. Any action in the US concerning Desktop’s intellectual property will be affected by and subject to the outcome of Desktop’s independent evaluation of its strategic alternatives.

Competition

We have experienced, and expect to continue to experience, competition from several companies.

Our additive manufacturing solutions have competition from other vendors in the same domain. The current market landscape is fragmented, consisting of both established public companies focused on additive manufacturing and divisions within broader industrial conglomerates, as well as earlier stage start-ups and growth phase companies. Additionally, as a disruptive technology, a primary source of competition is the existing means of manufacturing. For example, for metal components it is CNC and for polymer components it is injection molding.

We believe our additive manufacturing solutions compare favorably based on our focus on sophisticated technologies that are oriented to the higher end of a combination of precision and high performance materials, which are together complemented by a sophisticated software suite, including machine learning.

Our surface-mount technology has competition from other vendors in the same domain. The current market landscape is composed largely of larger industrial companies, especially those in the Far East, who compete strongly on price and high volume capabilities, which is a competitive advantage in a domain that is price sensitive and often requires scale.

We believe our surface-mount technology solutions compare favorably based on our focus on flexible solutions that are tailored specifically for the high-mix, low-volume segment of manufacturing, where many other solutions cannot compete as effectively.

Our dental labs face competition from a broad spectrum of comparable companies. Competition can be segmented into large players or more local, regionally focused players.

We believe our dental services compare favorably based on our vertical integration of additive manufacturing solutions and expertise in resins, both of which are used in the delivery of such services.

Research and Development

Our efforts are continually focused on research and development in the domains of hardware, software, and materials science.

In nearly every product line, we have at least one research and development project in the pipeline. They take the form of a new manufacturing solution, the software that is used within it, or the materials that are used by it. These projects may be done as part of one larger program or individual efforts. We are also exploring other means to advance into the manufacturing of advanced parts at scale.

This relies on a team of talented and dedicated engineers, technicians, scientists, and professionals with experience from a wide variety of the world’s leading industrial systems, robotics, materials, and technology organizations.

From time to time, we explore the application of our technology to additional areas within 3D printing and other industries.

Our research and development expenses totaled $37.2 million, $62.0 million and $75.8 million in the years ended December 31, 2024, 2023, and 2022 respectively (not taking into account the research and development expenses of Desktop or Markforged during those periods). Given our acquisitions and our new strategy, we expect our research and development expenses to increase over the foreseeable future given the larger research and development organization of our combined company.

During 2024, the majority of our research and development operations was conducted at our facilities in Ness Ziona, Israel. Following recent acquisitions, additional research and development operations are conducted in facilities in the United States, Germany, and Sweden.

Grants from Israel’s Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the Israeli Innovation Authority or the IIA. As of December 31, 2024, we have received the aggregate amount of $3,843,000 from the IIA for the development of our additive manufacturing system and nano-inks. With respect to such grants, we are committed to pay royalties of 3% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest. For IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how whether inside or outside of Israel and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party,” as defined in the Research Law, requires written notice to the IIA. We do not believe that these requirements will materially restrict us in any way.

Production and Manufacturing

We purchase the raw materials required for the production of our products, including components of additive manufacturing and surface-mount technology systems and materials to produce our ink products.

The majority of our manufacturing equipment was assembled in house through 2024. From 2025, with our recent acquisitions, some products are manufactured via third-party partners.

With respect to our ink products, the majority of which are manufactured in-house, we have a production facility to support the commercialization and production of the inks. We believe that the size and capacity of our facilities will be sufficient to support our future commercialization activities.

We are certified for three international standards- the ISO 45001:2018 (occupational health and safety within the workplace), ISO 14001:2015 (Standard – EMS (Environmental Management System)) and ISO 9001:2015 (quality throughout in our production processes). We are also ISO 27001:2022 certified (information security management).

Desktop’s hardware products are either manufactured in-house or via third-party contract manufacturers with international quality certifications, such as ISO 9001:2015 (Quality management system), ISO 13485:2016 (Medical device quality management system), ISO/TS 16949:2009 (Automotive quality management system) and AS/EN9100:2015 (Aerospace quality management system, depending on the platform and volume requirements).

Markforged’s hardware products are either manufactured in-house or via third-party contract manufacturers with international quality certifications, such as ISO 9001 (Quality management system) and ISO 27001:2022 (international standard for information security management).

Sales and Marketing

We have a global sales and marketing organization. In some instances, we have sales and marketing leaders selling several products from our portfolio, in other instances we have dedicated people selling certain products. We work through a combination of direct sales and through channel partners, such as brokers or value-added reseller partners, or VARs. Our global marketing team drives our lead generation and new customer acquisition.

We believe our sales and marketing efforts will be more efficient as a result of our customer base increases arising out of the recent acquisitions.

C. Organizational Structure

For a list of our subsidiaries see Item 19 – Exhibit 8.1 “Subsidiaries”.

D. Property, Plant and Equipment

Our corporate headquarters are in Waltham, Massachusetts, where we currently lease approximately 25,000 square feet. The total monthly rent payment for the facilities in Waltham is currently approximately $85,000. Our research and development facility, manufacturing facility and in-house laboratory are located at 2 Ilan Ramon, and Ilan Ramon 6, Ness Ziona, Israel, where we currently lease altogether approximately 54,000 square feet. In addition, we have offices in Germany, Switzerland and the UK.

The office of Markforged is located in an approximately 128,000 square foot facility located at 60 Tower Road, Waltham, Massachusetts . The lease of this facility expires on September 30, 2031. Markforged also leases a 46,000 square foot facility at 4 Suburban Park Drive, Billerica, Massachusetts which expires in October 2029, as well as leases for additional smaller facilities in Sweden and Poland.

The office of Desktop is located in Burlington, Massachusetts where approximately 60,000 square feet of office and building space have been leased. Additionally, Desktop owns or leases approximately 600,000 square feet of building space around the world, with significant locations in the United States, Germany, Italy and Japan.

As part of the process of integrating our new businesses, we are currently exploring various options in respect of consolidating our offices. Such consolidation may result in the need to close or sublease certain offices or parts of offices.

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

Our discussion and analysis for the year ended December 31, 2023 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 21, 2024.

Overview

To date, we have generated revenues from the sale of our products and related services. In the fourth quarter of 2017 we began commercializing our products and our ability to generate significant revenues and achieve profitability depends on our ability to successfully complete the development of, and to continue to commercialize, our products, including consumables. As of December 31, 2024, we had an accumulated deficit of $687,101,000. Our financing activities are described below under “Liquidity and Capital Resources.”

5.A Operating Results

Operating Expenses

Our current operating expenses consist of three main components – research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist of payroll and related expenses, share-based payments expenses, depreciation, subcontractors expenses, materials for R&D use, rental fees and maintenance, patent registration fees and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2023	2024
Payroll	33,462	23,276
Share-based payment expenses	7,722	4,127
Subcontractors	6,717	2,211
Patent registration	689	529
Materials for R&D use	6,584	1,853
Rental fees and maintenance	1,081	785
Depreciation	3,859	2,972
Other expenses	1,890	1,404
Total	62,004	37,157

Sales and Marketing Expenses

Sales and marketing expenses consist of payroll and related expenses, marketing and advertising services, travel expenses, depreciation, share-based payments expenses, rental fees and maintenance as well as other related sales and marketing expenses.

The following table discloses the breakdown of sales and marketing expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2023	2024
Payroll	19,075	15,584
Share-based payment expenses	2,490	1,142
Marketing and advertising	4,685	5,096
Depreciation	1,369	1,716
Travel abroad	2,555	1,808
Rental fees and maintenance	319	245
Other expenses	1,214	1,360
Total	31,707	26,951

General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses, professional services, share-based payments expenses, depreciation, travel expenses, office expenses, rental fees and maintenance as well as other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
(in thousands of U.S dollars)	2023	2024
Payroll	14,032	13,542
Share-based payment expenses	8,448	7,749
Professional services	29,122	11,109
Office expenses	1,613	1,293
Depreciation	926	1,413
Travel abroad	674	1,368
Rental fees and maintenance	515	533
Other expenses	2,924	3,052
Total	58,254	40,059

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

Results of Operations

	Year ended December 31,
(in thousands of U.S dollars)	2023	2024
Consolidated Statements of Operations Data
Revenues	56,314	57,775
Cost of revenues	30,759	31,125
Cost of revenues - write-down of inventories and amortization of technology	97	1,655
Gross profit	25,458	24,995
Research and development expenses	62,004	37,157
Sales and marketing expenses	31,707	26,951
General and administrative expenses	58,254	40,059
Other expenses (income), net	(1,627)	5,966
Impairment loss	—	1,283
Operating loss	(124,880)	(86,421)
Finance expenses (income), net	(69,282)	10,105
Loss before taxes	(55,598)	(96,526)
Taxes expenses	(62)	(397)
Loss for the year	(55,660)	(96,923)
Loss attributable to non-controlling interests	(1,110)	(1,029)
Loss attributable to owners	(54,550)	(95,894)

Revenues

Our revenues for the year ended December 31, 2024 amounted to $57,775,000, representing an increase of $1,461,000 or 3%, compared to $56,314,000 for the year ended December 31, 2023. The increase is attributed mostly to increased and more effective sales efforts.

Total Cost of Revenues

Our total cost of revenues for the year ended December 31, 2024 amounted to $32,780,000, representing an increase of $1,924,000 or 6%, compared to $30,856,000, for the year ended December 31, 2023. Total cost of revenues consists mainly of raw materials, materials and consumables in the amount of $20,315,000, payroll and related expenses in the amount of $9,045,000, other related costs (mainly depreciation and rental maintenance expenses) in the amount of $1,765,000 and write-down of inventories and amortization of technology in the amount of $1,655,000. The increase resulted primarily from the above-mentioned increase in revenues and an increase in the cost of revenues related to write-down of inventories following the discontinuation of Fabrica product lines.

Gross Profit

Our gross profit for the year ended December 31, 2024 amounted to $24,995,000, compared to a gross profit of $25,458,000 for the year ended December 31, 2023. The decrease resulted primarily from the increase in the write-down of inventories related to discontinued Fabrica product lines.

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2024 amounted to $37,157,000, representing a decrease of $24,847,000, or 40%, compared to $62,004,000 for the year ended December 31, 2023. The decrease is mainly attributed to a decrease of $10,186,000 in payroll and related expenses, a decrease of $9,237,000 in materials for R&D use and subcontractors expenses, as well as a decrease of $3,595,000 in share-based payments expenses.

Sales and marketing Expenses

Our sales and marketing expenses for the year ended December 31, 2024 amounted to $26,951,000, a decrease of $4,756,000 or 15%, compared to $31,707,000 for the year ended December 31, 2023. The decrease is mainly attributed to a decrease of $3,491,000 in payroll and related expenses and a decrease of $1,348,000 in share-based payments expenses.

General and Administrative Expenses

Our general and administrative expenses amounted to $40,059,000 for the year ended December 31, 2024, a decrease of $18,195,000 or 31%, compared to $58,254,000 for the year ended December 31, 2023. The decrease is mainly attributed to a decrease of $18,013,000 in professional services, mainly from proxy contest and legal related expenses.

Other Expenses, Net

Our other expenses, net for the year ended December 31, 2024 amounted to $5,966,000 compared to other income, net of $1,627,000 for the year ended December 31, 2023. In 2024 the amount is mainly attributed to Desktop Metal and Markforged transaction related expenses. In 2023 the amount represents compensation from government authorities for damaged inventory, partially offset by reorganization costs incurred during the year.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2024 was $86,421,000 as compared to an operating loss of $124,880,000 for the year ended December 31, 2023, a decrease of $38,459,000 or 31%, mainly as a result of the reorganization plan executed by the Company in the fourth quarter of 2023 and other cost reduction efforts taken in 2024.

Finance Expenses and Income

Finance expenses and income mainly consist of revaluation of financial assets and liabilities and lease liabilities, bank interest and fees, revaluation of liability in respect of government grants and exchange rate differences.

We recognized net financial expenses of $10,105,000 for the year ended December 31, 2024, compared to net financial income of $69,282,000 for the year ended December 31, 2023. The change is primarily due to a loss of $75,718,000 from the revaluation of our investment in Stratasys, which is measured at fair value, as well as a decrease of $3,331,000 in bank interest. In addition, in the year ended December 31, 2024, we had $705,000 foreign currency losses, compared to $1,568,000 foreign currency gains for the year ended December 31, 2023.

Total Loss

As a result of the foregoing, our total loss for the year ended December 31, 2024 was $96,923,000, compared to $55,660,000 for the year ended December 31, 2023, an increase of $41,263,000, or 74%. The increase is mainly attributed to the revaluation of our investment in Stratasys’ shares.

5.B Liquidity and Capital Resources

Overview

Since our inception through December 31, 2024, we have funded our operations principally with $1,550,642,000 from issuance of Ordinary Shares, warrants and convertible notes. As of December 31, 2024, and following (i) the execution of a $166 million Repurchase Plans during 2023-2024; and (ii) the acquisition of the Stratasys shares, we held $317,169,000 in cash and cash equivalents along with an additional $440,790,000 in short-term unrestricted bank deposits.

The table below presents our cash flows:

	December 31,
(in thousands of U.S. dollars)	2023	2024
Operating activities	(105,069)	(57,010)

Investing activities	(166,600)	140,052

Financing activities	(105,414)	(74,447)

Net increase (decrease) in cash	(375,791)	7,598

Operating Activities

Net cash used in operating activities of $57,010,000 during the year ended December 31, 2024 was primarily used for payment of payroll and related expenses, payments for materials and inventory, professional services, rental fees and maintenance, travel and other miscellaneous expenses.

Net cash used in operating activities of $105,069,000 during the year ended December 31, 2023 was primarily used for payment of payroll and related expenses, payments for materials and inventory, rent, travel, professional services and other miscellaneous expenses.

Investing Activities

Net cash from investing activities of $140,052,000 during the year ended December 31, 2024 was primarily from change in our cash in bank deposits and interest received from banks.

Net cash used in investing activities of $166,600,000 during the year ended December 31, 2023 was used for investments of our cash in bank deposits and fixed assets, partially offset by interest received from banks.

Financing Activities

Net cash used in financing activities of $74,447,000 in the year ended December 31, 2024 was mainly due to repurchase of our ADSs and lease payments.

Net cash used in financing activities of $105,414,000 in the year ended December 31, 2023 mainly due to repurchase of our ADSs and lease payments.

Share Repurchase

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

In August 2023, our board of directors authorized a repurchase plan, or the $200 million Repurchase Plan, allowing us to invest up to $200 million to repurchase ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The Israeli court approved the $200 million Repurchase Plan on October 17, 2023 for a twelve-month period. The $200 million Repurchase Plan expired on October 16, 2024, with $130,504,940 remaining, and thereafter no longer eligible for repurchases under such plan. All repurchases made in 2024 were made pursuant to the $200 million Repurchase Plan.

In January 2025, our board of directors authorized a repurchase plan, or the $150 million Repurchase Plan, allowing us to invest up to $150 million to repurchase ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors.

See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for additional information.

Current Outlook

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception, and we have financed our operations primarily through proceeds from issuance of our Ordinary Shares, warrants and convertible notes. Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures and general corporate purposes. Markforged and Desktop, the two companies that we recently acquired, and the results of which will be consolidated into our financials statements for 2025, also have a history of losses.

We believe we will continue to incur operating losses and negative cash flow in the near-term as we continue to invest in our business, in particular across our research and development efforts and sales and marketing programs. Nevertheless, we believe that our current resources will be sufficient to meet our business needs for at least the next 12 months.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the success of our new strategy for growth;
●	our desire and ability to integrate the operations of Desktop and Markforged in our business, including any divestures of assets required;
●	potential obligations arising in connection with the acquisitions of Desktop and Markforged
●	the progress and costs of our research and development activities;
●	the progress of commercial sales of our products;
●	the costs of manufacturing our products;
●	the costs of filing, prosecuting, enforcing and defending patent claims, intellectual property rights and other legal claims;
●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and
●	the magnitude of our general and administrative expenses.

5.C Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2024 to the year ended December 31, 2023— Research and Development Expenses”.

5.D Trend Information

The trends impacting us are described elsewhere in this annual report on Form 20F, including in Items 4.B. and 5.B. As noted therein, since the change in our management at the end of 2024, we have shifted our efforts away from growth through acquisition to increasing profitability in our current operations. Efforts to increase profitability in our current operations is a challenging process. We are reviewing every product group and individual product to determine if it aligns with our longer-term objectives. This review is very complex, involving multiple criteria and many members of our management team, and depends on anticipating future trends and/or building products that meet future needs. However, our expectations may not be accurate or effective, and ultimately we may not achieve the results that we intend and our efforts to achieve profitability may not be successful.

Additionally, a particular element of this process may be the determination from time to time that the focus on our revised strategy will require us to close or divest certain product groups or specific products, including those product groups or specific products developed and manufactured by the companies which we have recently acquired. Such closures or divestments can result in material disruptions to our business, employees, customers, and partners, which may have a material adverse effect on our operations and financial condition, and which may also not achieve the results intended in the longer term.

5.E Critical Accounting Estimates

We describe our material Accounting Policies more fully in Note 3 to our financial statements for the year ended December 31, 2024, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies described in Note 3 to our financial statements are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Other financial and operating data:

	Year Ended	Year Ended
	December 31,	December 31,
(In thousands of U.S. dollars)	2023	2024
EBITDA (loss)	(94,958)	(132,424)
Adjusted EBITDA (loss)	(99,942)	(65,161)

EBITDA is a non-IFRS measure and is defined as earnings before interest income, income tax, depreciation and amortization. We believe that EBITDA, as described above, should be useful considered in evaluating the performance of our business. company’s operations. EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before other financial income, income tax, depreciation and amortization, share-based payments, impairment loss and other non-GAAP income, which consists of exceeded compensation for damaged inventory and fixed assets. Other financial expenses (income), net include exchange rate differences as well as finance expenses for revaluation of assets and liabilities. We believe that Adjusted EBITDA, as described above, should also be useful considered in evaluating the performance of our business. company’s operations. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting other financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payment expenses, impairment loss and other non-GAAP income, and Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share-based payments.

EBITDA and Adjusted EBITDA can be useful in evaluating our performance by eliminating the effect of financing and non-cash expenses such as stock-based compensation, however, we may incur such expenses in the future which could impact future results. In addition, other companies, including companies in our industry, may calculate non-GAAP metrics differently or not at all, which may reduce the usefulness of this measure as a tool for comparison.

The following is a reconciliation of net loss to EBITDA and Adjusted EBITDA:

	For the	For the
	Year Ended	Year Ended
	December 31,	December 31,
(In thousands of U.S. dollars)	2023	2024
Net loss	(55,660)	(96,923)
Tax expenses	62	397
Depreciation and amortization	6,544	6,675
Interest income	(45,904)	(42,573)
EBITDA (loss)	(94,958)	(132,424)
Finance (income) expenses from revaluation of assets and liabilities	(21,887)	51,878
Exchange rate differences	(1,571)	705
Share-based payments expenses	20,101	13,883
Other non-GAAP income	(1,627)	(486)
Impairment loss	—	1,283
Adjusted EBITDA (loss)	(99,942)	(65,161)

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of April 30, 2025:

Name	Age	Position
Ofir Baharav	56	Chief Executive Officer

Assaf Zipori	51	Chief Financial Officer

Julien Lederman	38	Chief Business Officer

Eric Bader	47	Casting General Manager

Jonathan M. Bond	41	Fused Filament Fabrication General Manager

Olivier Carnal	60	Essemtec General Manager

Nir Sade	50	AME General Manager

Robert Pons (1) (2) (3)	68	Chairman of the Board of Directors, Director

Joshua Rosensweig (1) (2) (3)	72	Director

David Stehlin (1) (2) (3)	68	Director

(1)	Indicates independent director under Nasdaq Stock Market rules.
(2)	Member of our Audit Committee and Financial Statements Examination Committee.
(3)	Member of our Compensation Committee.

On March 2024, we terminated our employment agreement with Mrs. Yael Sandler, who served as our Chief Financial Officer since June 2015 until January 2024.

On March 24, 2025, we entered into a settlement agreement with Mr. Nick Geddes Our Senior Chief Technology Officer since January 2022, to formalize the terms of his employment termination, which will take effect on September 1, 2025.

On March 27, 2025, we entered into a Letter of Understanding effective as of March 10, 2025, with Mr. Tomer Pinchas, who served as our Chief Operating Officer since October 2022, and as our Chief Financial and Operating Officer since August 2023. The Letter of Understanding outlining the terms for the mutual termination of his employment. The termination will be effective June 10, 2025.

On April 1, 2025, we entered into a Separation Agreement with Mr. Zivi Nedivi, who served as our President since April 2021 until April 2025.

Mr. Ofir Baharav, Chief Executive Officer

Mr. Ofir Baharav has served as our Chief Executive Officer since April 2, 2025. Mr. Baharav also served as a director and as the Chairman of our Board of Directors from December 2024 until he resigned as the Chairman of our Board of Directors and from the Board itself in April 2025. Mr. Baharav relinquished his role as Chairman of the Board upon his appointment as the Chief Executive Officer, to further enhance our corporate governance.

Mr. Baharav is a seasoned senior executive with a career spanning more than two decades in product development for the technology and 3D printing sector. In his various executive roles, he has focused on M&A, operational improvements, corporate governance and enhancing shareholder value.

Mr. Baharav previously served as Chief Executive Officer of Maxify Solutions, Inc., which he founded in 2022 to acquire the assets of Breezer Holdings LLC and SimiGon Inc. Prior to that, Mr. Baharav served as Chairman of our Board of Directors from 2019 to 2021, and as a director from 2015 to 2021. In addition, from 2014 to 2015, Mr. Baharav was the VP of Product Management of Stratasys Ltd. From 2001 to 2007 Mr. Baharav led Optonics, a semiconductor capital equipment supplier, selling it to Credence Systems (CMOS) in 2023, and becoming its EVP products. In 1999, Mr. Baharav founded RelayHealth Corporation and served as their Chief Executive Office, the company was acquired by McKesson Corp. in 2006.

Mr. Baharav holds an M.B.A. from Warwick Business School UK and is a retired Air Force officer.

Mr. Assaf Zipori, Chief Financial Officer

Mr. Zipori has served as our Chief Financial Officer since April 24, 2025. Prior to accepting his current role, Mr. Zipori served as Markforged’s Acting CFO from May 2023. Prior to that, Mr. Zipori served as Markforged’s Vice President, Corporate Development and Strategy from April 2021. From November 2019 Mr. Zipori served as Markforged’s Acting Chief Financial Officer. Previously, he served as Vice President of Corporate Development at Yotpo Ltd., an eCommerce marketing platform from March 2019 through November 2019, and from September 2016 to November 2019, Mr. Zipori was Director of Corporate Development and Ventures at Amdocs Limited. Before joining Amdocs Limited, Mr. Zipori served as Chief Financial Officer at Component Control, Inc. from January 2015 to August 2016. Earlier in his career, he served as Director of Corporate Development & Alliances at Retailix Ltd., Manager at KPMG LLP and Consultant at Ernst & Young LLP. Mr. Zipori holds a B.B.A. from Pace University and an M.S. in Finance from Baruch College.

Mr. Julien Lederman, Chief Business Officer

Mr. Lederman has served as our Chief Business Officer from April 1, 2025. Mr. Lederman served as our interim Chief Executive Officer from December 26, 2024, until the appointment of Ofir Baharav as Chief Executive Officer in April 2, 2025. From March 2021 Mr. Lederman has served as Vice President of Corporate Development. Previously, Mr. Lederman was employed at Amazon.com, Inc., The Goldman Sachs Group, Inc., Lehman Brothers Holdings, Inc., and the World Economic Forum. He earned an MBA from INSEAD in France in 2013 and a BA from Colgate University in New York in 2008.

Mr. Eric Bader, Cast General Manager

Mr. Bader has served as Cast General Manager since January 2024. Prior to this, Mr. Bader served as Managing Director of ExOne GmbH & Regional Sales Director EMEA from 2017. Mr. Bader has extensive career experience in international high-tech machinery business, including in China and Malaysia, and has served in multiple CFO positions, as well as General Manager and Managing Director roles within DOVER Corporation and other German family-owned businesses. Mr. Bader has a Background Master of Business Administration from AKAD University

Mr. Jonathan M. Bond, Fused Filament Fabrication General Manager

Mr. Bond serves as our General Manager of the Fused Filament Fabrication (FFF) business since April 2025. Mr. Bond held a series of senior engineering and leadership roles in Markforged from 2018 to 2025. Most recently, he served as Senior Director of Engineering, Hardware and Materials, where he led a 50-person global team across Hardware Engineering, Materials Engineering, and Hardware Product Management. Mr. Bond’s career spans industries including additive manufacturing, medical devices, robotics, sporting goods, and consumer products, where he has led development programs from early-stage concept through to high-volume manufacturing. He is named as an inventor on numerous patents covering technologies in electrophysiology, robotics, additive manufacturing, and sports equipment. Mr. Bond holds a Bachelor of Science in Mechanical Engineering from Tufts University.

Mr. Olivier Carnal, General Manager, Essemtec AG

Mr. Carnal has served as General Manager of Essemtec AG since April 2023. Prior to this, Mr. Carnal served as Business Development Manager for Georg Fischer AG, Switzerland, (Swiss company listed on the Swiss stock exchange, active in water systems, machine tools and casting solutions), CEO of Von Roll Solar (a startup within Von Roll AG, developing and manufacturing flexible, printed photovoltaic cells) and CEO of Sontex SA (a Swiss technology company producing thermal energy measurement devices to reduce energy consumption). Prior to joining us, Mr. Carnal served as CEO of Sontex SA for 10 years. Mr. Carnal holds a Master and Ph.D. in Physics (Dr. rer. nat.) from the ETH Zurich. In addition, Mr. Carnal completed a Post doctorate at California Institute of Technology, Pasadena. Management courses at IMD Lausanne and St. Gallen Management School.

Mr. Nir Sade, AME General Manager

Mr. Sade has served as our AME General Manager since September 2024. Prior to this, Mr. Sade served as AM General Manager, October 2023 – September 2024; Global SVP Product, November 2022 - October 2023, VP Product, April 2020 – November 2022. Prior to joining us, Mr. Sade served as the VP of R&D Engineering at Xjet from September 2018 – April 2020, leading the development of an Additive Manufacturing system for metals and ceramics. Mr. Sade has more than 20 years of engineering development experience from companies such as Applied Materials, Objet (later Stratasys) and Elbit Systems and brings extensive experience in R&D management from various multi-disciplinary companies and positions. Mr. Sade holds a B.Sc. in Computer Engineering from the Technion - Israel Institute of Technology.

Mr. Robert Pons, Chairman of the Board of Directors

Mr. Pons has served on our board of directors since December 2024 and as Chairman of our board of directors since April 2, 2025. Mr. Pons has served as President and Chief Executive Officer of Spartan Advisors, Inc., a management consulting firm specializing in public company governance, since January 2017. Mr. Pons has served in several senior management roles in technology companies. Mr. Pons has also served on the boards of more than a dozen publicly traded companies, utilizing his more than 40 years of hands-on operating experience as a CEO and senior executive in high-growth companies and companies needing turnaround strategies. Mr. Pons currently serves on the Board of Directors of Marpai, Inc. (OTCQX: MRAI), a leading national third-party administrator, since December 2023. Mr. Pons previously served on the Board of Directors of Seachange International Inc. (formerly NASDAQ: SEAC) (“Seachange”), on the Boards of Directors of CCUR Holdings, Inc. (OTCPK: CCUR)(formerly Concurrent Computer Corp), Alaska Communications Inc. (formerly NASDAQ: ALSK),  Inseego Corp. (NASDAQ: INSG) INNOVATE (NYSE VATE)  MRV Communications, Inc. (formerly NASDAQ: MRVC), Mr. Pons also previously served on the Boards of Directors of Arbinet Corporation, Proxim Wireless Corporation, Network-1 Technologies, Inc., and DragonWave-X. Mr. Pons holds a B.A. degree from Rowan University with Honors.

Dr. Joshua Rosensweig, Director

Dr. Joshua Rosensweig has served on our board of directors since December 2024. Dr. Rosensweig has over four decades of experience as a legal professional, with significant experience in corporate governance and enhancing shareholder value as an executive and director at Israel-based public companies. Dr. Rosensweig is the founder and senior partner of Rosensweig & Co., a boutique law firm based in Tel Aviv. Between 2012 and 2013, Dr. Rosensweig was head of the tax department at Agmon & Co., and from 1999 until 2005, he served as a senior partner at Gornitzky & Co., where he led the international transactions and taxation practices. Since 2017, Dr. Rosensweig has been serving as a member of the board of directors of Israel Corporation. Previously, Dr. Rosensweig served on the board of directors of Bezeq Israel Telecommunication Corp., from 2010 until 2018. Additionally, Rosensweig served on the board of Alrov Properties and Lodgings Ltd. from 2010 until 2018 and has held leadership positions as Chairman of the board of directors of First International Bank of Israel from 2003 until 2006 and of Poalim IBI in 2013. Dr. Rosensweig holds a LLB from Bar-Ilan University in Israel and an LLM and Ph.D. from New York University.

Mr. David Stehlin, Director

Mr. David Stehlin has served on our board of directors since February 2025. Mr. Stehlin is an accomplished executive with extensive leadership experience in the technology sector where he has led strategic turnarounds, drove business growth, and ushered in technological advancements. Mr. Stehlin serves as the CEO of the Telecommunications Industry Association since Sept 2019. Prior to that, Mr. Stehlin held leadership roles at various publicly traded and private high growth companies including, Spirent Communications (Aug 2016 - May 2019), MRV Communications (Apr 2011 - Dec 2014), Overture Networks/ Ceterus Networks (Dec 2003 - Dec 2010), Valo (May 2002 - Dec 2003), Foxcom/ OnePath (Dec 1998 - Aug 2001) and Antec/ Keptel (Sept 1990 - Dec 1998). Mr. Stehlin served as an officer in the US Marine Corps from May 1979 - Aug 1984. Stehlin holds a B.S. from the United States Naval Academy and an M.B.A. from National University.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant with any of our executive management or our directors have an interest.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2024. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.647 = U.S. dollar 1.00, and amounts paid in GBP are translated into U.S. dollars at the rate of GBP 0.797 = U.S. dollar 1.00 based on the average rate of exchange as reported by the Bank of Israel in 2024.

	Salary and Related
	Benefits, including
	Pension,
	Retirement and
	Other Similar	Share-Based
	Benefits	Compensation
All directors and senior management as a group, consisting of 18 persons	$2,350	$5,214

C. Board Practices

Introduction

Our board of directors presently consists of three members. We believe that Messers. Pons, Stehlin and Dr. Rosensweig, are “independent” for purposes of Nasdaq Stock Market rules. Our amended and restated articles of association provides that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve members. Pursuant to the Companies Law, the supervision of the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Pursuant to the Companies Law, our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors.

All executive officers are appointed by our Chief Executive Officer. If the executive officers are also office holders as defined under the Companies Law, their terms of employment are subject to the approval of the compensation committee and the board of directors, and if such terms of employment are not consistent with our compensation policy, then such terms require the approval of our shareholders.

Our directors (other than the external directors, when applicable) are divided into three classes that are each elected at the third annual general meeting of our shareholders, in a staggered fashion (such that one class is elected each annual general meeting), and serve on our board of directors unless they are removed by a vote of 50% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, our amended and restated articles of association allow, subject to the Companies Law, vacancies on our board of directors, which may have been created for any reason, to be filled by (i) our board of directors or (ii) the shareholders by a simple majority of the voting power represented at a general meeting of our shareholders. However, where that where a vacancy is created as a result of a vote by the shareholders at a general meeting (or resulting from the resignation of a director who has resigned at any time following the submission of a shareholder proposal to remove him or her), the shareholders shall have the sole and exclusive authority to appoint a director to fill such vacancy.

In the event of one or more vacancies in our board of directors, the continuing directors may continue to act in every matter; provided, however, that if they number less than the minimum number provided in our articles of association, they may only act in an emergency or, subject to the exclusive right of the shareholders to fill a vacancy in the circumstances described above, to fill the office of director which has become vacant up to a such minimum number provided in our articles of association.

Additionally, the office of a director that was appointed by (i) our board of directors to fill any vacancy shall only be until the first annual general meeting convened after such appointment or (ii) our shareholders to fill any vacancy shall only be for the remaining period of time during which the director whose service has ended and whose vacancy was filled, would have held office.

Under new exemptions applicable as of March 12, 2024, generally referred to as the “New Exemptions”, one or more shareholders of an Israeli company whose shares are listed outside of Israel (e.g. Nasdaq), may request its company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member as an item on the agenda of a future general meeting, provided that the shareholder(s) hold at least five percent of the voting rights of the company, instead of the one percent required in the past.

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

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least majority of those shareholders present and voting on the matter (which majority includes the majority of all the shareholders voting on such resolution, other than controlling shareholders and those having a personal interest in the determination, excluding abstentions); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company (“special majority”). The members of our board have appointed Mr. Robert Pons to serve as chairman of our board of directors.

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

Individual Compensation of Covered Executives for year ending December 31, 2024

The following table sets forth the compensation granted to the five most highly compensated Office Holders during or with respect to the year ended December 31, 2024. All amounts reported in the table reflect the cost to the Company, as recognized in its financial statements for the year ended December 31, 2024. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives.” In light of the changes in management described elsewhere in this report, none of the Office Holders listed below are currently serving with us.

	Salary and
	Related Benefits,
	including Pension,
	Retirement and
Executive Officers and Directors	Other Similar	Share-Based
(in thousands of U.S dollar)	Benefits	Compensation(1)	Total
Zivi Nedivi	942	2,696	3,638

Nick Geddes	648	1,114	1,762

Tomer Pinchas	378	1,252	1,631

Yael Sandler	230	108	338

Yoav Nissan Cohen	—	28	28
(*)	Using the average exchange rate 2024, which was 3.647 (NIS/USD) and 0.797 (GBP/USD)
(1)	Computed based on Black-Scholes-Merton formula, binomial pricing model or Monte Carlo simulations.

The foregoing table does not relate to the compensation of the five high most highly compensated Office Holders of Markforged or Desktop, during or with respect to the year ended December 31, 2024.

Employment and Services Agreements with Executive Officers

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with all of our directors and with certain members of our senior management pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors’ and officers’ insurance. Some members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our chief executive officer, and by our board of directors for our chief executive officer, and approved annually according to the Companies Law requirements and our compensation policy.

For a description of the terms of our options and option plan, see “Item 6.E. Share Ownership”.

For a description of the agreements with our new chief executive officer, chief financial officer and chief business officer see “Item 10C Additional Information – “Material Contracts”

Directors’ Service Contracts

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

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder;
●	the office holder’s relatives; or
●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

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

Committees of the Board of Directors

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. Our audit committee, acting pursuant to a written charter, is comprised of Messrs. Pons, Stehlin and Dr. Rosensweig.

The responsibilities of the audit committee under the Companies Law include: (i) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (ii) with respect to certain actions involving conflicts of interest and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, respectively, all for the purpose of approving such actions or transactions; (iii) reviewing and deciding whether to approve certain related party transactions and certain actions involving conflicts of interest; (iv) reviewing the internal auditor’s work program; (v) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (vi) examining the independent auditor’s scope of work as well as the independent auditor’s fees and providing its recommendations to the appropriate corporate organ; (vii) providing for arrangements as to the manner in which the company will deal with employee complaints with respect to deficiencies in the management of the company’s business and the protection to be provided to such employees; and (viii) with respect to related party transactions with a controlling shareholder, regardless of whether such transactions are extraordinary transactions, that prior to entering into such transaction, to establish the requirement of having a competitive process under the supervision of the audit committee or any individual, committee or body on its behalf and according to criteria established by the audit committee and to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee to be non-extraordinary transactions, but which are not negligible transactions. In addition, the audit committee is required to supervise the manner the Company implements the requirements of the Privacy Protection Law, 1981 and the Privacy Protection Regulations (Data Security), 2017.

Additionally, under our audit committee charter, our audit committee also (i) oversees and monitors our financial statements, our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, and the independent registered public accounting firm’s qualifications, independence and performance, and (ii) provides the board of directors with the results of its monitoring and recommendations and such additional information and materials as it may deem necessary to make the board of directors aware of significant financial matters that require its attention.

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

As noted above, each of the members of our audit committee is “independent,” as such term is defined in under Nasdaq Stock Market rules. Dr. Joshua Rosensweig serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

Our compensation committee is acting pursuant to a written charter, and consists of Messrs. Pons, Stehlin and Dr. Rosensweig, each of whom is “independent,” as such term is defined under Nasdaq rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association. Our compensation committee also complies with committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

The responsibilities of the compensation committee under the Companies Law include: (i) making recommendations to the board of directors with respect to the approval of the compensation policy and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve transactions with respect to the terms of office and employment of our office holders and (iv) resolving, under certain circumstances prescribed under the Companies Law, whether or not to exempt a transaction with a candidate for chief executive officer who meets non-affiliation criteria from shareholder approval.

Our compensation committee also reviews and recommends to our board of directors: (1) the annual base compensation of our office holders and directors; (2) annual incentive bonus plans, including the specific goals and amount; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements/provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders. Our current Compensation Policy was approved on June 7, 2022. On December 6, 2024 our shareholders approved a specific amendment to the compensation policy pursuant to which equity-based compensation and an annual cash retainer shall be granted our non-executive board members. Further information on the terms of our Compensation Policy is detailed in Form 6-K filed by the Company on December 6, 2024.

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

Our current policy was adopted on June 7, 2022, amended on December 6, 2024, and is due for renewal or replacement, by our shareholders within three years of its adoption.

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

As noted above, each of the members of our compensation committee is “independent,” as such term is defined under Nasdaq rules. Mr. David Stehlin serves as the chairman of our compensation committee.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $30 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of $623 thousand, which expires on November 4, 2025. In April 2, 2025, we extended the insurance coverage to cover Desktop, for an additional premium of $36 thousand. In April 25, 2025, we extended the insurance coverage to cover Markforged, for an additional premium of approximately $33 thousand.

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

D. Employees.

As of December 31, 2022, we engaged 11 members of management, one of whom also served as a director in our Company. In addition, we had 553 employees. 11 employees were located in Asia Pacific, 228 employees were located in Europe, 40 employees were located in the United States and the rest were located in Israel.

As of December 31, 2023, we engaged 10 members of management, one of whom also served as a director in our Company. In addition, we had 509 employees. 3 employees were located in Asia Pacific, 243 employees were located in Europe, 24 employees were located in the United States and the rest were located in Israel.

As of December 31, 2024, we engaged 9 members of management, none of whom served as a director in our Company. In addition, we had 396 employees. 2 employees were located in Asia Pacific, 220 employees were located in Europe, 31 employees were located in the United States and the rest were located in Israel.

The foregoing description does not include the numbers of employees of Desktop and Markforged during the years described.

None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in some territories, we are subject to certain labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

E. Share Ownership.

The following table lists as of April 30, 2025, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group:

	Number of
	Ordinary Shares
	Beneficially
Name	Owned (1)		Percent of Class (2)
Ofir Baharav	—	(3)	*

Assaf Zipori	—	(4)	*

Julien Lederman	213,750	(5)	*

Eric Bader	—	(6)	*

Jonathan M. Bond	—	(7)	*

Olivier Carnal	—	(8)	*

Nir Sade	62,500	(9)	*

Robert Pons (1) (2) (3)	—	(10)	*

Joshua Rosensweig (1) (2) (3)	5,000	(11)	*

David Stehlin (1) (2) (3)	—	(12)	*

All directors and executive officers as a group (11 persons)		105,888	0.05%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable or RSUs vesting within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 217,283,476 Ordinary Shares issued and outstanding as of April 30, 2025, (which excludes shares purchased under our repurchase plan), or exercisable within 60 days of the date of this table and RSU which will settled within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(3)	Mr. Baharav holds 2,112,176 unvested RSUs, none of which will vest within 60 days.
(4)	Mr. Zipori holds 665,000 unvested RSUs, none of which will vest within 60 days.
(5)	Mr. Lederman holds 66,667 unvested RSUs, of which 8,333 will vest within 60 days, in addition to his 213,750 ADSs.
(6)	Mr. Bader holds 174,996 RSUs, none of which will vest within 60 days.
(7)	Mr. Bond holds 82,574 unvested RSUs, of which 652 RSU will vest within 60 days.

(8)	Mr. Carnal holds 112,500 unvested RSUs, none of which will vest within 60 days.
(9)	Mr. Sade holds 237,500 unvested RSUs, none of which will vest within 60 days, in addition to his 62,500 ADSs.
(10)	Mr. Pons holds 51,898 unvested RSUs, none of which will vest within 60 days.
(11)	Dr. Rosensweig holds 66,898 RSUs, none of which will vest within 60 days.
(12)	Mr. Stehlin holds 48,415 unvested RSUs, none of which will vest within 60 days.

2015 Stock Option Plan

We maintain one equity incentive plan – our Employee Stock Option Plan (2015), or the 2015 Plan. As of April 30, 2025, the number of Ordinary Shares remains available for new equity awards under the plan was 27,286,186. 17,815,566 RSUs and options to purchase Ordinary Shares were issued and outstanding as of such date, including RSUs which were issued to employees of Desktop and Markforged to replace the RSUs they held in those companies prior to the acquisitions. Of these outstanding awards, as of April 30, 2025, options to purchase 1,579,090 ordinary shares were vested and exercisable.

Our 2015 Plan was adopted by our board of directors in February 2015 and will expire in February 2026. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. We are authorized to issue equity-based compensation to our executive officers and/or directors and/or employees and/or subsidiaries in the amount that shall not exceed 20% of our issued and outstanding share capital on a fully diluted basis, as will be at the time of the issuance. The foregoing limitation does not preclude from our board of directors’ authority to change and/or determine the amount of equity-based compensation to be issued in accordance with the 2015 Plan.

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

In July 2022, we re-priced the share options granted to a small group of certain directors and senior management, after receiving approval to do so from the Israeli tax authorities. In accordance with the repricing, every two old share options were converted into one RSU, without an exercise price. The vesting period of the new RSUs is 4 years from September 2022. Additionally, in January, February, March, October, November, December 2023, and November 2024, our board of directors approved an acceleration of vesting of unvested options and RSUs in case of change of control, as well as in other special circumstances, to several employees and executives.

On February 4, 2025, the Board resolved to extend the 2015 plan by an additional one-year period.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Nomis Bay Ltd., BPY Limited, EOM Management Ltd., Murchinson, James Keyes, Jason Jagessar, Chaja Carlebach, and Marc J. Bistricer entered into a joint filing agreement in which they agreed to joint filing on behalf of each of their statements on Schedule 13D with respect to our Ordinary Shares. On November 13, 2024 these parties reported that they jointly own 15,550,000 Ordinary Shares and ADSs, which is 7.16% of our Ordinary Shares, as of April 30, 2025.

Additionally, Anson Funds Management LP, Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam entered into a joint filing agreement in which they agreed to joint filing on behalf of each of their statements on Schedule 13D with respect to our ADSs. On November 3, 2023, these parties reported that they jointly own 20,391,213 ADSs, or 9.38% of our Ordinary Shares, as of April 30, 2025, of our Ordinary Shares. Anson Funds Management LP is a Texas limited partnership, Anson Management GP LLC, is the general partner of Anson Funds Management LP and a Texas limited liability company, Mr. Bruce R. Winson, is the principal of Anson Funds Management LP and the managing member of Anson Management GP LLC. Anson Advisors Inc. is an Ontario, Canada corporation, Mr. Amin Nathoo is a director and the Secretary and Chief Compliance Officer of Anson Advisors Inc., and Mr. Moez Kassam is also a director of Anson Advisors Inc. and is the CEO and President of Anson Advisors Inc.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2024, there was no increase in: (i) joint beneficial ownership of Nomis Bay Ltd., BPY Limited, EOM Management Ltd., Murchinson, James Keyes, Jason Jagessar, Chaja Carlebach, and Marc J. Bistricer or (ii) Anson Funds Management LP, Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam.

Over the course of 2023, there was an increase in: (i) joint beneficial ownership of Nomis Bay Ltd., BPY Limited, EOM Management Ltd., Murchinson, James Keyes, Jason Jagessar, Chaja Carlebach, and Marc J. Bistricer from 5.2% to 6.6%, and (ii) Anson Funds Management LP, Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam from 5.1% to 8.7%.

Over the course of 2022: (i) joint beneficial ownership of Nomis Bay Ltd., BPY Limited, EOM Management Ltd., Murchinson Ltd., James Keyes, Jason Jagessar, Chaja Carlebach, and Marc J. Bistricer from 0% to 5.2%, and (ii) Anson Funds Management LP, Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam (from 0% to 5.1%).

We are not aware of any increases or decreases in the percentage ownership of other significant shareholders.

Record Holders

Based upon a review of the information provided to us by The Bank of New York Mellon, the depositary of the ADSs, as of April 30, 2025, there were 42 holders of record of the ADSs on record with the Depository Trust Company.

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

New Agreements with Senior Management

Ofir Baharav Executive Employment Agreement

On April 8, 2025, we entered into an executive employment agreement with Mr. Ofir Baharav to govern the terms of his appointment as Chief Executive Officer. Mr. Baharav is entitled to compensation consisting of an annual base salary of $600,000, an annual bonus equal to 100% of base salary if 100% achievement of his objectives have been reached, capped at 150% of base pay, and $3,000,000 in Restricted Stock Units, vesting over three years. Mr. Baharav is also entitled to participate in all employee benefit plans and programs generally made available to our senior executives, including, but not limited to, health insurance, life insurance, disability insurance, and retirement plans. Mr. Baharav also received a sign-on bonus of $100,000. In order to determine the appropriate compensation package for Mr. Baharav, we engaged reputable independent expert compensation advisors to conduct an in-depth review of the market, looking at benchmark compensation packages for CEO’s in other similar companies with similar annual revenues.

The term of the agreement commenced on April 1, 2025 and continues for three years, with automatic one-year renewals thereafter unless either party provides written notice of non-renewal at least 90 days prior to the end of the then-current term, and unless earlier terminated for cause, death or disability, without cause by the Company, or upon resignation of Mr. Baharav. Upon termination without cause, Mr. Baharav is entitled to 12 months base salary and pro-rated bonus compensation based on actual performance metrics achieved up to the termination date, as well as continued health insurance for 12 months and 12 months of vesting of the unvested portion of the equity grant. The agreement also includes standard IP assignment, confidentiality, non-competition and non-solicitation clauses.

The agreement is subject to shareholder approval at the next meeting of our shareholders.

Assaf Zipori Employment Agreement

Asaf Zipori On April 24, 2025, we entered into an employment agreement with Mr. Assaf Zipori which governs his role as our Chief Financial Officer. Under this agreement, we will pay Mr. Zipori with an annual base salary of $350,000. Pursuant to our agreement with Mr. Zipori, he will also be entitled to a discretionary annual bonus of $250,000 based on performance goals to be established by our Compensation Committee and Board. We have also agreed to grant him 665,000 RSUs, vesting in six equal semi-annual installments over three years, and to consider him for additional annual equity awards at the Board’s discretion. The agreement establishes “at will” employment, permitting either party to terminate the relationship at any time, and includes severance provisions whereby, if we terminate Mr. Zipori without cause or he resigns for good reason, he is entitled to six months of base salary, or twelve months if such termination occurs within 12 months following a change in control, subject to his execution of a release of claims.

Julien Lederman Compensation Terms

At their meetings on February 18, 2025, and February 19, 2025 our compensation committee and board of directors approved a new compensation package for Julien Lederman, who had been appointed as our interim chief executive officer commencing January 1, 2025. Mr. Lederman was replaced as chief executive officer by Ofir Baharav from April 2, 2025, but the terms approved by our compensation committee and board of directors continue to apply. Consequently, Mr. Lederman will receive a gross monthly base salary of NIS 80,000, and a bonus of NIS 120,000 in respect of the period he served as interim chief executive officer. Mr. Lederman was also awarded a grant of 235,832 Restricted Share Units (“RSUs”) which were to vest in six equal half-yearly installments, commencing on July 1, 2025. However, in light of the appointment of Ofir Baharav as the permanent chief executive officer on April 2, 2025, 117,917 of those RSUs immediately vested and the remainder expired.

Jonathan M. Bond Employment Agreement

On April 24, 2025, we entered into an employment agreement with Mr. Jonathan M. Bond to serve as the General Manager of our Fused Filament Fabrication (FFF) business. Under the terms of this agreement, Mr. Bond will receive a base salary of $248,400 per annum and will be eligible for an annual performance-based bonus of $62,100, reflecting his previous engagement terms with Markforged as well as 83,226 RSUs replacing the RSU’s he held in Markforged.

We have entered into agreements regulating our separation from the following members of senior management: Tomer Pinchas (former CFO and COO), Nick Geddes (former Senior CTO) and Zivi Nedivi (former President).

Equity Awards

Since our inception we have granted equity awards to our officers and directors. Such equity award agreements may contain (and employment agreements of certain executive officers contain) acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Share Ownership—2015 Stock Option Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for 90 days after such termination.

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

DeepCube Litigation

On December 7, 2022, Mr. Kfir Sapir, an ADR holder of the Company, filed a discovery motion, in advance of a motion to certify a derivative action against the Company and its directors, in the Tel Aviv District Court in Israel, in which he requested the discovery of certain documents relating to the Company’s acquisition of DeepCube Ltd. (“DeepCube”). On October 19, 2023, following a response filed by the Company and based on Mr. Sapir’s statement that he intended to file a motion to certify a derivative action, the Court dismissed the discovery motion without prejudice. On September 5, 2023, Mr. Sapir filed a motion, in the Tel Aviv District Court in Israel, to certify a derivative action against the Company and its directors, alleging that the Company’s acquisition of DeepCube was unreasonable and that the directors breached their fiduciary duties by approving the acquisition of DeepCube. The Company and the directors filed responses to the motion to certify a derivative action and a pre-trial hearing is scheduled for June 25, 2025.

Stratasys Litigation

On July 20, 2023, Mr. Kfir Sapir, an ADR holder of the Company, filed a motion, in the Tel Aviv District Court in Israel, to certify a derivative action against the Company and its directors, in which he claimed that the directors breached their fiduciary duties in connection with the takeover bid the Company made in 2023 to acquire shares of Stratasys Ltd. The Company and the directors filed responses to the motion to certify a derivative action and a pre-trial hearing is scheduled for June 11, 2025.

Murchinson Litigations in Israeli Courts

On February 12, 2023, Murchinson Ltd., BPY Limited, Nomis Bay Ltd., Boothbay Absolute Return Strategies, LP. and Boothbay Diversified Alpha Master Fund, LP., (collectively for the purposes of the paragraphs describing the Murchinson litigation in the Israeli courts, “Murchinson”) filed a statement of claim in the Central District Court in Israel (the “Court”), alleging that certain shares of the Company, registered under Form S8, filed with the SEC on January 27, 2023, were allocated unlawfully and in bad faith, resulting in the deprivation of shareholders’ rights. The Company filed a statement of defense and certain discovery affidavits were exchanged between the parties. On April 28, 2025, the parties filed a joint motion for withdrawal of the claim, which was approved by the Court on April 29, 2025.

Separately, On February 27, 2023, the Company filed a statement of claim in the Central District Court in Israel, alleging that Murchinson had no right, pursuant to Israeli law, to convene a special meeting of shareholders because they were not shareholders of the Company (but rather ADS holders). Murchinson filed a statement of defense and certain discovery affidavits were exchanged between the parties. Following a pre-trial hearing on June 18, 2023, the Court ordered that the matter will be stayed until the Court rules on the claim that Murchinson filed on March 26, 2023 (as detailed below). On November 21, 2024, the Court ruled in favor of Murchinson in the statement of claim that Murchinson filed on March 26, 2023. On April 28, 2025, the parties filed a joint motion for withdrawal of the claim, which was approved by the Court on April 29, 2025.

On March 26, 2023, Murchinson filed a statement of claim, along with a motion for temporary injunctive relief, in the Central District Court in Israel, alleging that Murchinson had the right, pursuant to Israeli law, to convene a special meeting of shareholders on March 20, 2023, and that the resolutions approved in that special general meeting were legal and binding. On November 21, 2024, the Court issued its ruling on the claim. The Court accepted Murchinson’s claim that as ADR holders of the Company, Murchinson were within their rights to convene the special meeting of shareholders on March 20, 2023, and therefore the special meeting of shareholders was legal and binding. Consequently, the Court ruled that the resolutions adopted at the special meeting of shareholders on March 20, 2023, were valid and binding. The Court also ordered the Company to pay Murchinson NIS 200,000 in legal fees. On January 20, 2025, the Court’s ruling became final (considering that the Company did not file an appeal until that date).

On August 31, 2023, Murchinson filed a statement of claim in the Central District Court in Israel, against the Company and Mr. Yoav Stern, alleging that the Company wrongfully counted certain proxy cards during the Company’s annual general meeting of shareholders held on September 7, 2023 and that as a result certain members of the board were removed and replaced by Murchinson’s nominees and other members of the board were removed entirely. The Company filed a counterstatement of claim on January 18, 2024, and its statement of defense on January 21, 2024. On September 23, October 27 and November 25, 2024, hearings were held. On April 23, 2025, the Company filed a motion to schedule a hearing regarding the need (or lack thereof) to adjudicate the claim and counterclaim, alleging that this matter had become moot due to changes in the Company’s board of directors that took place in the recent months. Murchinson filed its response to the motion on April 29, 2025.

On March 18, 2024, the Company filed a statement of claim, along with a motion for temporary injunctive relief, against Murchinson and Mr. Moshe Sarfati (“Sarfati”), a senior analyst at Murchinson, in the Central District Court in Israel, alleging that Murchinson and Sarfati breached their duty of good faith towards the Company and committed tortious interference with prospective business relationships by contacting senior officers at certain third-party companies with whom the Company had business discussions. Murchinson and Sarfati filed a response, and later, following the Court’s recommendation, the parties filed summary briefs. On April 28, 2025, the parties filed a joint motion for withdrawal of the claim, which was approved by the Court on April 29, 2025.

Additional Murchinson Matters

On December 11, 2024, Murchinson sent a demand letter in which it demanded that we reimburse their costs related to the March 2023 EGM, including litigation costs, pursuant to section 64(b) of the Companies Law. Murchinson did not commence a legal proceeding in connection with this demand letter.

Murchinson Litigation in U.S. Courts

On March 27, 2023, the Company filed a complaint in the United States District Court for the Southern District of New York, alleging that EOM Management LTD, Nomis Bay Ltd., and BPY Ltd. (together, “Murchinson Ltd”), Anson Advisors Inc., Anson Funds Management LP, and Anson Management GP LLC (together, “Anson”), and Boothbay Fund Management, LLC, Boothbay Absolute Return Strategies LP and Boothbay Diversified Alpha Master Fund, LP (together, “Boothbay”) improperly engaged in coordinated efforts to acquire a large stake in the Company and interfered with its business operations, in violation of U.S. securities laws and New York law. The complaint also alleged that the defendants’ conduct violated Section 13(d) of the Exchange Act and constituted breach of contract, tortious interference with prospective business relationships, and unjust enrichment. On May 2, 2023 and June 23, 2023, Murchinson Ltd. and Anson filed amended disclosures with the SEC. On July 10, 2023, the United States District Court dismissed the Company’s federal securities claims against Murchinson Ltd., Anson, and Boothbay and declined to exercise supplemental jurisdiction concerning the Company’s state law claims, dismissing them without prejudice. On August 9, 2023, the Company appealed the District Court’s decision to dismiss the Company’s claims arising under Section 13(d) of the Exchange Act. On May 20, 2024, the United States Court of Appeals for the Second Circuit affirmed the District Court’s decision.

On July 14, 2023, the Company filed a complaint in the Supreme Court of the State of New York, alleging that Murchinson Ltd. and Anson breached multiple provisions of the contract that governs their holdings of ADS certificates of the Company. On August 3, 2023, the Supreme Court of the State of New York denied the Company’s motion for a preliminary injunction and temporarily stayed the Company’s claim until the Central District Court in Israel issued a ruling regarding Murchinson Ltd.’s right, pursuant to Israeli law, to convene a special meeting of shareholders on March 20, 2023. The stay remains in place and the parties are due to provide the Court with the next status update on May 23, 2025.

On May 1, 2023, Murchinson Ltd., filed a complaint in the United States District Court for the Southern District of New York, alleging that the Company and its directors violated New York Civil Rights Law §§ 70a and 76a when they initiated the above-referenced litigation in the United States District Court for the Southern District of New York. On August 9, 2023, the Company filed a motion to dismiss the complaint in its entirety. On April 24, 2025, the motion to dismiss hearing was held before Judge Rochon. Decision is pending.

Desktop Metal Litigation

On December 16, 2024, Desktop filed a lawsuit against the Company in the Delaware Court of Chancery alleging that we failed to use our reasonable best efforts to obtain regulatory approval in connection with the Merger Agreement entered into on July 2, 2024, or Merger Agreement. We brought counterclaims against Desktop in connection with its obligations under the Merger Agreement, including its obligations to operate its business in the ordinary course and not to experience a bankruptcy. On December 31, 2024, Desktop filed an additional lawsuit in the Delaware Court of Chancery seeking to enjoin the Company and Markforged from consummating the acquisition of Markforged before we consummated the merger with Desktop. In that lawsuit Desktop alleged that if the acquisition of Markforged were to be consummated before the merger with Desktop, it would violate the terms of the Merger Agreement. The court consolidated the Markforged action with Desktop’s initial suit. These claims proceeded through discovery and to trial in the Delaware Court of Chancery, which trial took place on March 11-12, 2025. On March 24, 2025, the Delaware Court of Chancery ruled in Desktop’s favor and ordered the Company to proceed to close the Desktop transaction. On April 2, 2025, the parties finalized the transaction and filed a stipulation of dismissal in the Court of Chancery.

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

See Item 5.B. Operating and Financial Review and Prospects - “Liquidity and Capital Resources” and Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers, for more information on our Repurchase Plans.

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

B. Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report on Form 20F.

The information called for by this Item is set forth in Exhibit 2.2 to this annual report on Form 20F and is incorporated by reference into this annual report on Form 20F.

On November 21, 2024, the Israeli Central Region District Court in Lod ruled that the extraordinary general meeting of our shareholders that was held on March 20, 2023 was duly convened and the results of such meeting were valid, including the proposed changes to our amended and restated articles of association as follows:

●	Article 41 was amended to allow our shareholders at a general meeting to fill in vacancies in our board of directors, upon certain events, as detailed in Article 41.
●	Article 42(f) was amended to allow the removal of a director by our shareholders at any general meeting by a resolution adopted by a simple majority of the voting power represented at a general meeting.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Rights Agreement, dated January 25, 2024, by and between Nano Dimension Ltd. and the Bank of New York Mellon, filed as Exhibit 4.1 to Report on Form 6-K (File No. 001-37600), filed on January 25, 2024. See exhibit 2.2 filed with this annual report on Form 20-F for more information about this agreement. This agreement has now expired.
●	Agreement and Plan of Merger, dated July 2, 2024, by and between Nano Dimension Ltd., Nano US I, Inc., Desktop Metal Inc., filed as Exhibit 2.1 to Form 6-K (File No. 001-37600) filed on July 3, 2024.
●	Agreement and Plan of Merger, dated September 25, 2024, by and between Nano Dimension Ltd., Nano US II, Inc., and Markforged Holding Corporation, filed as Exhibit 2.1 to Form 6-K (File No. 001-37600) filed on September 26, 2024.
●	In connection with our acquisition of each of Desktop and Markforged we entered into two Interim Agreements with CFIUS and may enter into two National Security Agreements, or NSAs, which are in near final form, once CFIUS concludes its review. The Interim Agreements, effective as of April 1, 2025 in connection with Desktop and effective as of April 24, 2025, in connection with Markforged, incorporate several provisions from each applicable NSA, including those related to supply assurance, product integrity, protection of technical information, and cybersecurity audits. Among the key provisions of the NSAs are:
o

Supply Assurance and Product Integrity: The NSAs mandate that we maintain production capabilities and supply Covered Products and Services to U.S. Government customers on commercially reasonable terms. They also include provisions to ensure product integrity and restrict the deployment of certain software solutions without prior consent.

o

Protection of Technical Information: The NSAs require us to secure Protected Technical Information (in relation to Desktop) and Personally Identifiable Information (PII) through robust cybersecurity measures and restrict access to authorized personnel only.

o	Integration Restrictions: The NSA (in relation to Desktop) prohibits the integration of certain technical information with our broader IT systems.
o	Cybersecurity and Compliance Audits: The NSAs each mandate a cybersecurity audit and compliance reporting to ensure ongoing adherence to each agreement’s terms.
o

Security Policies and Training: The NSAs require the development and implementation of comprehensive security policies and training programs for personnel to ensure compliance with the agreements’ provisions.

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

Tax Benefits and Grants for Research and Development

Under the Research Law, programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 85% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 3.5% of revenues until the entire IIA grant is repaid, together with an annual interest. U-Regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12--month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

Royalties to
the IIA as a
Percentage of
Manufacturing Volume Outside of Israel	Grant
Up to 50%	120%
between 50% and 90%	150%
90% and more	300%

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

The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares or ADSs. Accordingly, there can be no assurance that we currently are not or will not become a PFIC. Due to our substantial cash position, we believe that we may be treated as a PFIC for 2024, although we do not intend to conduct an analysis to obtain assurance of this.

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

In light of our recent acquisitions of Desktop and Markforged, both U.S.-based companies, as well as the appointment of certain executives and directors who will also be based in the U.S., we believe that as of June 30, 2025 (the determination date), we will no longer qualify as a foreign private issuer, and will become subject to the reporting requirements applicable to domestic registrants. However, for the remainder of 2025, we may continue to file or furnish reports using the forms and requirements applicable to foreign private issuers. Starting January 1, 2026, provided that we are no longer considered a foreign private issuer, we will be required to file reports using the forms and comply with the requirements prescribed for domestic registrants. .

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

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits, mainly with banks that have a credit rating of at least BBB Plus, money market accounts and money market funds. Accordingly, a substantial majority of our cash and cash equivalents are held in deposits that bear interest. As a substantial percentage of our cash is currently held in NIS, our market risk exposure is primarily a result of NIS/U.S. dollar exchange rates.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations in currency exchange rates other than U.S. Dollars. The vast majority of our liquid assets are held in U.S. Dollars, and a certain portion of our expenses is denominated in other currencies (mainly NIS for 2024). Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would not have had a material effect in relation to the Company’s loss in 2024.

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

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Liability of Holders for Taxes, Duties or Other Charges

Any tax or other governmental charge with respect to ADSs or any deposited ordinary shares represented by any ADS shall be payable by the holder of such ADS to the depositary. The depositary may refuse to effect transfer of such ADS or any withdrawal of deposited ordinary shares represented by such ADS until such payment is made, and may withhold any dividends or other distributions or may sell for the account of the holder any part or all of the deposited ordinary shares represented by such ADS and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge and the holder of such ADS shall remain liable for any deficiency.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

See report of Somekh Chaikin, a member firm of KPMG International, which is included on page F-3 of the consolidated financial statements included in this annual report on Form 20-F.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel, PCAOB ID 1057, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2023 and 2024.

The following table provides information regarding fees paid by us to Somekh Chaikin and/or other member firms of KPMG International for all services, including audit services, for the years ended December 31, 2023 and 2024:

	Year Ended December 31,
(in U.S dollars)	2023	2024
Audit fees (1)	875,909	751,535
Audit-related fees	68,722	70,000
Tax fees (2)	116,859	139,909

Total	1,061,490	961,444
(1)	Includes professional services rendered in connection with the audit of our annual financial statements,
(2)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of April 30, 2025, the following equity securities were purchased as part of our $200 million Repurchase Plan, described below, and by affiliated purchasers:

				Maximum Number of Shares
			Total Number of Shares	(or Approximate Dollar
	Total Number		Purchased as Part of	Value) that May Yet be
	of Shares	Average Price	Publicly Announced	Purchased Under the Plans
Period	Purchased	Paid per Share	Plans or Programs	or Programs
Repurchase Program
January 1-31, 2024	2,878,960	$2.36	2,878,960	$193,205,452.33
February 1-28, 2024	8,866,699	$2.67	8,866,699	$169,534,603.67
March 1-31, 2024	7,302,075	$2.86	7,302,075	$148,625,357.92
April 1-30,2024	3,524,111	$2.60	3,524,111	$139,447,245.73
May 1-31,2024	2,395,562	$2.57	2,395,562	$133,287,070.09
June 1-30,2024	1,075,884	$2.59	1,075,884	$130,504,939.36
Total	26,043,291	$2.67	26,043,291	$130,504,939.36	(1)
(1)	The $200 million Repurchase Plan expired on October 16, 2024, and consequently, no securities are eligible for repurchase under it.

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

In August 2023, our board of directors authorized a repurchase plan, or the $200 million Repurchase Plan, allowing us to invest up to $200 million to repurchase ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The Israeli court approved the $200 million Repurchase Plan on October 17, 2023 for a twelve-month period. The $200 million Repurchase Plan expired on October 16, 2024, with $130,504,940 remaining, and thereafter no longer eligible for repurchases under such plan. All repurchases made in 2024 were made pursuant to the $200 million Repurchase Plan.

In January 2025, our board of directors authorized a repurchase plan, or the $150 million Repurchase Plan, allowing us to invest up to $150 million to repurchase ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules. The Company will take into account the potential effects of its recent mergers with Desktop and Markforged, both U.S.-based companies, as well as the appointment of certain executives and directors, who will also be based in the U.S., when assessing its status under the foreign private issuer definition as of June 30, 2025 (the determination date). If the Company no longer qualifies as a foreign private issuer, it will become subject to the reporting requirements applicable to domestic registrants.
●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.
●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers, who are office holders as defined under the Companies Law, is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holders compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

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

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specified minimum price. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions in which a majority of the board of directors have an interest, (ii) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (iii) extraordinary transactions with controlling shareholders of publicly held companies, including private offerings to controlling shareholders, which require the special majority, and (iv) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require the special majority. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.
●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.
●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders within 15 months of the last annual shareholders meeting, and in any case once every calendar year.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, or the Policy, governing the purchase, sale and other transactions in our securities that applies to our directors, officers, employees, consultants and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

The Policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, officers, employees, consultants and other covered persons may not trade in the Company’s securities, as well as certain pre-clearance procedures that directors and officers must observe prior to effecting any transaction in our securities.

The Company believes that the Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Policy is filed as Exhibit 11.1 to this Form 20-F.

ITEM 16K. CYBERSECURITY

We recognize the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The board of directors is actively involved in oversight of our crisis management plan, or the Crisis Management Plan, and cybersecurity represents an important component of our overall approach to risk management. Our cybersecurity policies, standards, processes and practices are fully integrated into our Crisis Management Plan and are based on recognized frameworks established by the Israeli National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

●	Governance: The board of directors’ oversight of cybersecurity risk management is supported by the Crisis Management Team, or CMT, which regularly interacts with it and with our Chief Information Security Officer, or CISO, other members of management and relevant management committees.
●	Collaborative Approach: We implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.
●	Technical Safeguards: We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.
●	Incident Response and Recovery Planning: We have established and maintain a comprehensive Crisis Management Plan that fully addresses our response to a cybersecurity incident, and such plan is tested and evaluated on a regular basis.
●	Third-Party Risk Management: We maintain a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.
●	Education and Awareness: We provide regular, mandatory training for personnel regarding cybersecurity threats as a means to equip our personnel with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

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

Governance

The board of directors, in coordination with the CMT, oversees our risk management process, including the management of risks arising from cybersecurity threats. Company’s management and the CMT each receive presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties. The board of directors and CMT also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed.

The CISO, in coordination with the CMT, works collaboratively across the Company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company’s incident response and recovery plans.

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

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below. For additional details in relation to Markforged and Desktop, see Items 15 (Exhibits) to Markforged’s 10-K Annual report filed on March 28, 2025 and Desktop’s 10-K Annual Report filed on March 15, 2024.

Exhibit	Description
1.1	Amended and Restated Articles of Association of Nano Dimension Ltd., filed as exhibit 99.1 to Form 6-K filed on November 27, 2024, and incorporated herein by reference.

2.1

Amended and Restated Form of Depositary Agreement, dated as of April 15, 2019, among Nano Dimension Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 1 to the Form F-6 (File No. 333-252477) filed on January 27, 2021, and incorporated herein by reference.

2.2	Description of Securities, filed herewith.

4.1	Nano Dimension Ltd. Employee Stock Option Plan (2015), filed as Exhibit 99.1 to Form S-8 (File No. 333-269436) filed on January 27, 2023, and incorporated herein by reference.

4.2	Nano Dimension Ltd. Amended and Restated Executive Officers Compensation Policy, filed as Exhibit 99.1 to Form 6-K filed on December 6, 2024, and incorporated herein by reference.

4.3

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

4.5

Form of Series A Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated August 5, 2020, between Nano Dimension Ltd. and Stern YOI Ltd. Partnership, filed as Exhibit 4.5 to Form F-3 (File No. 333-252848), filed on February 8, 2021, and incorporated herein by reference.

4.6

Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated September 6, 2020, between Nano Dimension Ltd. and YEDNE LLC, filed as Exhibit 4.7 to Form F-3 (File No. 333-252848), filed on February 8, 2021, and incorporated herein by reference.

4.7	Form of Indemnification Agreement, filed as Exhibit 4.8 on the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023 and incorporated herein by reference.

4.8

Rights Agreement, dated January 25, 2024, by and between Nano Dimension Ltd. and the Bank of New York Mellon, filed as Exhibit 4.1 to Report on Form 6-K (File No. 001-37600), filed on January 25, 2024, and incorporated herein by reference.

8.1	List of Subsidiaries, filed herewith.

10.1

Agreement and Plan of Merger, dated July 2, 2024, by and between Nano Dimension Ltd., Nano US I, Inc., Desktop Metal Inc., filed as Exhibit 2.1 to Form 6-K (File No. 001 37600) filed on July 3, 2024, and incorporated herein by reference.

10.2

Agreement and Plan of Merger, dated September 25, 2024, by and between Nano Dimension Ltd., Nano US II, Inc., and Markforged Holding Corporation, filed as Exhibit 2.1 to Form 6-K (File No. 001 37600) filed on September 26, 2024, and incorporated herein by reference.

10.3

First Amendment to Lease dated December 7, 2021, by and between 900 Middlesex Property Owner, LLC and Markforged, filed as Exhibit 10.1 to Markforged’s Current Report on Form 8-K filed December 13, 2021, and incorporated herein by reference.

10.4

Consent to Assignment and Fifth Amendment dated as of December 17, 2021 by and Between Markforged, 1265 Main Office Subsidiary LLC and Clarks Americas, Inc., filed as Exhibit 10.1 to Markforged’s Current Report on Form 8-K filed December 22, 2021, and incorporated herein by reference.

10.5

Assignment and Assumption Agreement dated as of December 17, 2021 by and between Markforged and Clarks America’s Inc., filed as Exhibit 10.2 to Markforged’s Current Report on Form 8-K filed December 22, 2021, and incorporated herein by reference.

10.6

Lease dated as of April 30, 2015 by between 1265 Main Office Subsidiary LLC and Clarks Americas, Inc. (including the First Amendment to Lease dated as of July 11, 2016, the Second Amendment to Lease dated as of January 17, 2017, the Third Amendment to Lease dated as of May 21, 2020, and the Fourth Amendment to Lease dated as of January 28, 2021), filed as Exhibit 10.3 to Markforged’s Current Report on Form 8-K filed December 22, 2021, and incorporated herein by reference.

10.7

Settlement and Patent License Agreement, dated September 20, 2024, by and between Markforged and Continuous Composites Inc., filed as Exhibit 10.1 to Markforged’s Current Report on Form 8-K filed September 23, 2024, and incorporated herein by reference.

10.8

Security Agreement, dated September 20, 2024, by and between Markforged and Continuous Composites Inc. filed as Exhibit 10.2 to Markforged’s Current Report on Form 8-K filed September 23, 2024, and incorporated herein by reference.

10.9

Northwest Park Office Lease, dated as of August 23, 2016, by and between NWP Building 27 LLC and Desktop, as amended by the First Amendment to Northwest Park Office Lease, dated as of October 3, 2017, by and between NWP Building 27 LLC and Desktop, and the Second Amendment to Northwest Park Office Lease, dated as of June 26, 2023, by and between NWP Building 27 LLC and Desktop filed as Exhibit 10.2 to Desktop’s Quarterly Report on Form 10-Q filed August 3, 2023, and incorporated herein by reference.

10.10

Lease Agreement for Commercial Premises, dated December 10, 2019, between ExOne GmbH and Solidas Immobilien and Grundbesitz GmbH filed as Exhibit 10.3 to Desktop’s Quarterly Report on Form 10-Q filed May 10, 2022, and incorporated herein by reference.

10.11

Addendum No. 1 to Lease Agreement for commercial Premises, dated December 10, 2019, between ExOne GmbH and Solidas Immobilien and Grundbesitz GmbH, filed as Exhibit 10.4 to Desktop’s Quarterly Report on Form 10-Q filed May 10, 2022, and incorporated herein by reference.

11.1	Insider Trading Policy, filed herewith

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Somekh Chaikin (Member firm of KPMG International), filed herewith.

97.1

Nano Dimension Ltd. Clawback Policy, dated November 27, 2023, filed as exhibit 97.1 on the Registrant’s Annual Report on Form 20F for the year ended December 31, 2023 and incorporated herein by reference.

101

The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NANO DIMENSION LTD.

Date: May 12, 2025	By:	/s/ Ofir Baharav
Ofir Baharav
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Nano Dimension Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Nano Dimension Ltd. and its subsidiaries (the Company) as of December 31, 2023 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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
Tel-Aviv, Israel
April 29, 2025

Nano Dimension Ltd

Consolidated Statements of Financial Position as at

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2023	2024
Assets
Cash and cash equivalents	4.A	309,571	317,169
Bank deposits	4.C	541,967	440,790
Restricted deposits	4.B	60	537
Trade receivables	5.A	12,710	9,141
Other receivables	5.B	11,290	4,790
Inventory	6	18,390	16,899
Total current assets		893,988	789,326

Restricted deposits	4.B	881	768
Investment in securities	20.C	138,446	86,190
Property plant and equipment, net	7	16,716	14,143
Right-of-use assets	21.B	12,072	9,307
Intangible assets	8.A	2,235	2,155
Total non-current assets		170,350	112,563
Total assets		1,064,338	901,889

Liabilities
Trade payables		4,696	4,249
Other payables	10	25,265	22,461
Current portion of lease liability		4,473	3,968
Current portion of bank loan		38	138
Total current liabilities		34,472	30,816

Liability in respect of government grants	11	1,895	843
Employee benefits	18	2,773	4,700
Lease liability	21.C	8,742	6,547
Deferred tax liabilities	16.E	75	—
Bank loan		595	276
Total non-current liabilities		14,080	12,366
Total liabilities		48,552	43,182

Equity

		December 31,
	Note	2023	2024
Non-controlling interests		1,011	715

Share capital	12	400,700	409,145
Share premium and capital reserves		1,299,542	1,304,617
Treasury shares		(97,896)	(167,651)
Foreign currency translation reserve		2,929	1,044
Remeasurement of net defined benefit liability (IAS 19)		707	(2,062)
Accumulated loss		(591,207)	(687,101)
Equity attributable to owners of the Company		1,014,775	857,992

Total equity		1,015,786	858,707

Total liabilities and equity		1,064,338	901,889

Nano Dimension Ltd

Consolidated Statements of Profit or Loss and Other Comprehensive Income

U.S. dollars in thousands (except share and per share data)

		For the Year Ended
		December 31,
	Note	2022	2023	2024
Revenues	13	43,633	56,314	57,775
Cost of revenues	14	24,943	30,759	31,125
Cost of revenues - write-down of inventories and amortization of assets recognized in business combination and technology		4,639	97	1,655
Total cost of revenues		29,582	30,856	32,780
Gross profit		14,051	25,458	24,995
Research and development expenses	15.A	75,763	62,004	37,157
Sales and marketing expenses	15.B	38,833	31,707	26,951
General and administrative expenses	15.C	28,865	58,254	40,059
Other expenses (income), net	15.D	1,592	(1,627)	5,966
Impairment losses	7,8.C	40,523	—	1,283
Operating loss		(171,525)	(124,880)	(86,421)
Finance income	15.E	22,965	70,934	43,540
Finance expenses	15.F	79,471	1,652	53,645
Loss before taxes on income		(228,031)	(55,598)	(96,526)
Taxes expenses	16	(264)	(62)	(397)
Loss for the year		(228,295)	(55,660)	(96,923)
Loss attributable to non-controlling interests		(872)	(1,110)	(1,029)
Loss attributable to owners		(227,423)	(54,550)	(95,894)

Loss per share
Basic and diluted loss per share	17	(0.88)	(0.22)	(0.44)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations		(844)	2,368	(1,944)
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	18	2,508	(1,801)	(2,769)
Total other comprehensive income (loss) for the year		1,664	567	(4,713)
Total comprehensive loss for the year		(226,631)	(55,093)	(101,636)
Comprehensive loss attributable to non-controlling interests		(892)	(1,088)	(1,088)
Comprehensive loss attributable to owners of the Company		(225,739)	(54,005)	(100,548)

Nano Dimension Ltd

Consolidated Statements of Changes in Equity

U.S. dollars in thousands (except share and per share data)

		Share			Foreign
		premium			currency
		and capital	Remeasurement	Treasury	translation	Accumulated		Non-controlling
	Share capital	reserves	of IAS 19	shares	reserve	loss	Total	interests	Total equity
For the year ended December 31, 2024:
Balance as of January 1, 2024	400,700	1,299,542	707	(97,896)	2,929	(591,207)	1,014,775	1,011	1,015,786
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	792	792
Loss for the year	—	—	—	—	—	(95,894)	(95,894)	(1,029)	(96,923)
Other comprehensive loss for the year	—	—	(2,769)	—	(1,885)	—	(4,654)	(59)	(4,713)
Exercise of warrants, options and vesting of RSUs	8,445	(8,445)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(69,755)	—	—	(69,755)	—	(69,755)
Share-based payment acquired	—	(363)	—	—	—	—	(363)	—	(363)
Share-based payments	—	13,883	—	—	—	—	13,883	—	13,883
Balance as of December 31, 2024	409,145	1,304,617	(2,062)	(167,651)	1,044	(687,101)	857,992	715	858,707

Nano Dimension Ltd

Consolidated Statements of Changes in Equity

U.S. dollars in thousands (except share and per share data)

		Share			Foreign
		premium			currency
		and capital	Remeasurement	Treasury	translation	Accumulated		Non-controlling
	Share capital	reserves	of IAS 19	shares	reserve	loss	Total	interests	Total equity
For the year ended December 31, 2023:
Balance as of January 1, 2023	388,406	1,296,194	2,508	(1,509)	583	(536,657)	1,149,525	767	1,150,292
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	1,332	1,332
Loss for the year	—	—	—	—	—	(54,550)	(54,550)	(1,110)	(55,660)
Other comprehensive loss for the year	—	—	(1,801)	—	2,346	—	545	22	567
Exercise of warrants, options and vesting of RSUs	12,294	(12,294)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(96,387)	—	—	(96,387)	—	(96,387)
Share-based payment acquired	—	(4,459)	—	—	—	—	(4,459)	—	(4,459)
Share-based payments	—	20,101	—	—	—	—	20,101	—	20,101
Balance as of December 31, 2023	400,700	1,299,542	707	(97,896)	2,929	(591,207)	1,014,775	1,011	1,015,786

Nano Dimension Ltd

Consolidated Statements of Changes in Equity

U.S. dollars in thousands (except share and per share data)

		Share			Foreign
		premium			currency
		and capital	Remeasurement	Treasury	translation	Accumulated		Non-controlling
	Share capital	reserves	of IAS 19	shares	reserve	loss	Total	interests	Total equity
For the year ended December 31, 2022:
Balance as of January 1, 2022	386,665	1,266,027	—	(1,509)	1,407	(309,234)	1,343,356	875	1,344,231
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	784	784
Loss for the year	—	—	—	—	—	(227,423)	(227,423)	(872)	(228,295)
Other comprehensive loss for the year	—	—	2,508	—	(824)	—	1,684	(20)	1,664
Exercise of warrants, options and vesting of RSUs	1,741	(1,741)	—	—	—	—	—	—	—
Share-based payment acquired	—	(1,005)	—	—	—	—	(1,005)	—	(1,005)
Share-based payments	—	32,913	—	—	—	—	32,913	—	32,913
Balance as of December 31, 2022	388,406	1,296,194	2,508	(1,509)	583	(536,657)	1,149,525	767	1,150,292

Nano Dimension Ltd

Consolidated Statements of Cash Flows

U.S. dollars in thousands (except share and per share data)

	For the Year Ended December 31,
Statements of Cash Flows	2022	2023	2024
Cash flow from operating activities:
Net loss	(228,295)	(55,660)	(96,923)
Adjustments:
Depreciation and amortization	7,283	6,544	6,675
Impairment losses	40,523	—	1,283
Financing income, net	(1,769)	(46,281)	(42,183)
(Loss) gain from revaluation of financial liabilities accounted at fair value	(4,516)	461	32
Loss (gain) from revaluation of financial assets accounted at fair value	62,791	(23,462)	52,256
Loss from disposal of property plant and equipment and right-of-use assets	948	326	67
Increase in deferred tax	(581)	(11)	—
Share-based payments	32,563	20,101	13,883
Other	166	164	150
	137,408	(42,158)	32,163
Changes in assets and liabilities:
Decrease (increase) in inventory	(4,603)	(340)	387
Decrease (increase) in other receivables	(1,978)	(5,775)	6,078
Decrease (increase) in trade receivables	(1,992)	(5,603)	2,950
Increase (decrease) in other payables	5,281	4,856	(1,150)
Increase (decrease) in employee benefits	1,497	(1,478)	(562)
Increase in trade payables	628	1,089	47
	(1,167)	(7,251)	7,750
Net cash used in operating activities	(92,054)	(105,069)	(57,010)

Cash flow from investing activities:
Change in bank deposits	141,555	(189,060)	100,530
Interest received	17,465	41,529	42,806
Change in restricted bank deposits	(327)	(27)	(377)
Acquisition of property plant and equipment	(9,388)	(9,098)	(2,196)
Acquisition of intangible asset	—	(1,524)	(711)
Acquisition of subsidiaries, net of cash acquired	(31,057)	—	—
Payment of a liability for contingent consideration in a business combination	(10,708)	(9,255)	—
Acquisition of financial assets in fair value through profit and loss	(177,775)	—	—
Decrease in deposit in escrow	3,362	—	—
Other	(800)	835	—
Net cash from (used in) investing activities	(67,673)	(166,600)	140,052

Cash flow from financing activities:
Lease payments	(4,151)	(4,823)	(4,524)
Bank loan repayment	(406)	(536)	(180)
Proceeds from non-controlling interests	510	1,089	555
Amounts recognized in respect of government grants liability	(221)	(298)	(180)
Payments of share price protection recognized in business combination	(1,005)	(4,459)	(363)
Repurchase of treasury shares	—	(96,387)	(69,755)
Net cash used in financing activities	(5,273)	(105,414)	(74,447)
Increase (decrease) in cash and cash equivalents	(165,000)	(377,083)	8,595
Cash and cash equivalents at beginning of the year	853,626	685,362	309,571
Effect of exchange rate fluctuations on cash	(3,264)	1,292	(997)
Cash and cash equivalents at end of the year	685,362	309,571	317,169

Non-cash transactions:
Intangible asset acquired on credit	—	711	—
Property plant and equipment acquired on credit	52	214	69
Recognition of a right-of-use asset	15,196	929	1,275

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 1 – General

A.	Reporting Entity

Nano Dimension Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s principle executive office 300 5th Avenue, Suite 1010, Waltham MA 02451. Unless otherwise indicated, all references to the “Company,” or the “Group” refer to Nano Dimension Ltd. and its subsidiaries, Global Inkjet Systems Ltd. (“GIS”), a United Kingdom corporation, Nano Dimension Technologies Ltd. (“Nano Tech”), an Israeli corporation, Essemtec AG (“Essemtec”) and Nano Dimension Swiss GmbH (“Nano Swiss”), Swiss corporations, Formatec Holding B.V. (“Formatec Holding”) (which is in the process of liquidation), Admatec Europe B.V. (“Admatec”) (which is in the process of liquidation) and Formatec Technical Ceramics B.V. (“Formatec”) (which is in the process of liquidation), Dutch corporations, Nano Dimension USA Inc. (“Nano USA”), a Delaware corporation, Essemtec USA, LLC, a Delaware limited liability company, Nano Dimension GmbH (“Nano Germany”) and Essemtec Deutschland GmbH, German corporations, Nano Dimension Australia Pty Ltd. (“Nano Australia”), an Australian corporation, Nano Dimension (HK) Limited, a Hong Kong corporation, Essemtec France SAS, a French corporation, Nano Dimension NY Ltd., a New York corporation, and Nano Dimension Trading (Shenzhen) Ltd., a Chinese corporation. The Company engages in industrial manufacturing solutions of multi-disciplinary technology - combining hardware, software, and materials science. These solutions are used for design-to-manufacturing of electronics and mechanical parts by advanced industrial customers in aerospace, defense, automotive, electronics, medical, research and academia, as well as government organizations. Since March 2016, the Company’s American Depositary Shares (“ADSs”) have been trading on the Nasdaq Capital Market (“Nasdaq”).

B.	Material events in the reporting period
(1)	Iron Swords War in Israel

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

(2)	Desktop and Markforged acquisitions
i.

On July 2, 2024, the Company entered into a definitive merger agreement with Desktop Metal, Inc. (NYSE: DM), pursuant to which a wholly owned merger subsidiary wholly owned by the Company would merge with and into Desktop Metal. For further information on the consummation of the merger see Note 24 (events after the reporting date).

Desktop offers a comprehensive portfolio of integrated additive manufacturing solutions comprised of hardware, software, materials, and services with support for metals, polymers, elastomers, ceramics, sands, composites, and biocompatible materials through pioneering a new generation of additive manufacturing technologies focused on Additive Manufacturing 2.0, the volume production of end use parts.

ii.

On September 25, 2024, the Company entered into a definitive merger agreement with Markforged Holding Corporation (NYSE: MKFG), pursuant to which a wholly owned merger subsidiary wholly owned by the Company would merge with and into Markforged. For further information on the consummation of the merger see Note 24 (events after the reporting date).

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Markforged designs, produces and markets cloud-based software products (including its software engable platform the Digital Forge) and hardware products, including precise and reliable 3D printers, proprietary metal and composite materials to bring industrial production to the point of need on the factory floor.

Note 2 – Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Company’s board of directors on April 29, 2025.

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

–     Estimated impairment of non-financial assets

The Group examines whether there was an impairment of goodwill, intangibles and property, plant and equipment that were allocated to cash generating units, in accordance with the accounting policy presented in Note 3 below. Recoverable amounts of cash-generating units were determined on the basis of value-in-use calculations. These calculations require the use of estimates.

For information on key assumptions used in calculation of the recoverable amount, see Note 8.C.

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

Foreign currency differences arising from translation are recognized in profit or loss.

(2)	Foreign operations

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

(3)	Below are details regarding the Consumer Price Index of the New Israeli Shekel (“NIS”) and the exchange rate of Euro, Swiss Franc (“CHF”) and British Pound (“GBP”):

	Consumer
	Price Index	Euro	CHF	NIS	GBP
December 31, 2024	114.80	1.04	1.10	0.27	1.25
December 31, 2023	111.20	1.11	1.19	0.28	1.27
December 31, 2022	108.00	1.07	1.08	0.28	1.20
Change in percentages:
Year ended December 31, 2024	3.24	(5.88)	(7.14)	(0.55)	(1.55)
Year ended December 31, 2023	2.96	3.71	9.70	(2.98)	5.80
Year ended December 31, 2022	5.26	(5.62)	(0.54)	(11.62)	(10.80)

C.	Revenue recognition

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

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

If a stand-alone selling price is not directly observable, the Group allocates the transaction price to the identified performance obligations based on the residual approach, while allocating the estimated standalone selling prices for performance obligations relating to maintenance, training and installation services, and the residual is allocated to the printer.

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

(2)	Investment in securities

The Group measures investment in equity instruments in fair value through profit and loss.

(3)	Repurchase of share capital

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

The estimated useful lives for the current and comparative periods are as follows:

%
Machinery, equipment and vehicles	7 – 25
Computers and peripherals (mainly 33%)	13 – 33
Office furniture and equipment	7 – 20
Leasehold Improvements	10 – 30
Buildings	3.5

F.	Intangible assets
(1)	Research and development

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

K.	Leases

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

Buildings	2-7 years
Vehicles	3 years

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

L.	Financing income and expenses

Financing income is comprised of interest income on deposits, revaluation of liability in respect of government grants, foreign currency gains and fair value changes of financial liabilities and assets through profit and loss.

Financing expenses are comprised of bank fees, foreign currency losses, revaluation of liability in respect of government grants and fair value changes of financial liabilities through profit and loss.

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

M.	Income tax expenses

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

Post-employment benefits

The Group’s liability for severance pay for its Israeli employees is mainly calculated pursuant to Israeli Severance Pay Law (1963) (the “Severance Pay Law”). The Group’s liability is covered by monthly deposits with severance pay funds and insurance policies. For most of the Group’s employees, the payments to pension funds and to insurance companies exempt the Group from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law, which is accounted for as a defined contribution plan. Accumulated amounts in pension funds and in insurance companies are not under the Group’s control or management and, accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the consolidated statements of financial position.

Post-employment benefits for Essemtec employees are treated as defined benefit plans.

O.	Share-based payment transactions

The Group mainly uses grants of restricted share units (“RSUs”) in order to incentivize the performance of officers and other key employees, and to members of the board of directors who are not employees. The grant date fair value of share-based payment awards granted is recognized as a shared-based payments expenses, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. Share-based payment arrangements in which the subsidiary grants rights to parent company equity instruments to its employees are accounted for by the Group as equity-settled share-based payment transactions.

P.	The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions, is adjusted to reflect the number of awards that are expected to vest. New standards, amendments to standards and interpretations not yet adopted

IFRS 18, Presentation and Disclosure in Financial Statements. This standard replaces IAS 1, Presentation of Financial Statements. The standard provides guidance for improving the structure and content of the financial statements, particularly the income statement. The standard includes new disclosure and presentation requirements as well as requirements that were taken from IAS 1, Presentation of Financial Statements. As part of the new disclosure requirements, it is required to present two subtotals in the income statement: operating profit and profit before financing and taxes. The standard’s initial date of application is for annual reporting periods beginning on or after January 1, 2027 with earlier application being permitted. The Group is examining the effects of the standard on its financial statements with no plans for early adoption.

Note 4.A – Cash and cash equivalents

	December 31,
	2023	2024
Denominated in NIS	24,537	13,035
Denominated in USD	278,993	297,577
Denominated in GBP	663	559
Denominated in EURO	3,913	2,259
Denominated in CHF	1,437	3,669
Other	28	70
	309,571	317,169

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 4.B – Restricted deposits

The Group has restricted bank deposits of $1,305 (2023: $941). Restricted deposits of $757 for the lease of its offices and labs, $488 advance payment guarantee issued for customers and $60 for credit cards. The restricted deposits are not linked and bear an annual interest rate of 0.01%-4.56%. The Group expects to lease its offices and labs for a period of more than a year, thus the restricted deposits were classified as a non-current assets. The restricted deposit for the credit cards was classified as a current asset. $477 of the restricted deposits for the advance payment guarantees were classified as current assets and $11 were classified as a non-current assets.

Note 4.C – Bank deposits

The Group has unrestricted bank deposits of $440,790 (2023: $541,967), which are presented under current assets. The deposits bear an annual and fixed interest rate of between 4.5%-6.25%. The deposits period is between three months to one year.

Note 5.A – Trade receivables

	December 31,
	2023	2024
Trade receivables	13,370	9,952
Provision for impairment (*)	(660)	(811)
	12,710	9,141
(*)	All impairment losses derive from contracts with customers.

Note 5.B – Other receivables

	December 31,
	2023	2024
Government authorities	1,956	1,868
Prepaid expenses	1,777	1,402
Others	7,557	1,520
	11,290	4,790

Presented under current assets	11,290	4,790

Note 6 – Inventory

	December 31,
	2023	2024
Raw materials and work in progress	12,134	10,721
Finished goods	6,256	6,178
	18,390	16,899

In 2023, the Group’s warehouse located in the south of Israel suffered physical damage due to a direct missile hit related to the Iron Swords War, as described in Note 1(B)(1). As a result, damaged inventory in the amount of $4,959 was written off. The damage was covered by government authorities and the Company’s insurance policy, part of which was received in 2023, and the remainder 2024. The net excess over the cost of the inventory damaged, was recognized as other income, $371 in 2024 and $3,774 in 2023.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 7 – Property plant and equipment, net

	Machinery,		Office
	equipment	Computers	furniture
	and	and	and	Leasehold
	vehicles	peripherals	equipment	improvements	Buildings	Total
Cost
As of January 1, 2023	11,809	3,945	1,591	6,130	6,060	29,535
Additions	7,179	984	241	3,509	110	12,023
Disposals	(393)	(13)	(23)	(204)	—	(633)
Effect of changes in exchange rates	454	111	44	16	611	1,236
As of December 31, 2023	19,049	5,027	1,853	9,451	6,781	42,161
Additions	2,270	196	76	246	—	2,788
Disposals	(3,865)	(65)	(39)	(1,064)	—	(5,033)
Effect of changes in exchange rates	(561)	(62)	(59)	(38)	(484)	(1,204)
As of December 31, 2024	16,893	5,096	1,831	8,595	6,297	38,712

Depreciation accrued
As of January 1, 2023	11,809	3,945	1,591	6,130	217	23,692
Additions	921	169	70	581	231	1,972
Disposals	(253)	(8)	(7)	(111)	—	(379)
Effect of changes in exchange rates	(14)	81	43	11	39	160
As of December 31, 2023	12,463	4,187	1,697	6,611	487	25,445
Additions	1,137	338	93	757	237	2,562
Disposals	(2,978)	(65)	(38)	(1,065)	—	(4,146)
Impairment loss	1,283	—	—	—	—	1,283
Effect of changes in exchange rates	(352)	(92)	(76)	(8)	(47)	(575)
As of December 31, 2024	11,553	4,368	1,676	6,295	677	24,569

Carrying amount
As of December 31, 2023	6,586	840	156	2,840	6,294	16,716
As of December 31, 2024	5,340	728	155	2,300	5,620	14,143

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 8 – Intangible assets

A.Movement in carrying amount

				Other
			Development	intangible
	Goodwill	Technology	Costs	assets	Total
Cost
As of January 1, 2023	111,294	48,436	7,672	5,398	172,800
Additions	—	2,235	—	—	2,235
As of December 31, 2023	111,294	50,671	7,672	5,398	175,035
As of December 31, 2024	111,294	50,671	7,672	5,398	175,035

Amortization and impairment losses
As of December 31, 2023	(111,294)	(48,436)	(7,672)	(5,398)	(172,800)
Amortization	—	(80)	—	—	(80)
As of December 31, 2024	(111,294)	(48,516)	(7,672)	(5,398)	(172,880)
Carrying amount
As of December 31, 2023	—	2,235	—	—	2,235
As of December 31, 2024	—	2,155	—	—	2,155

B.Additions and Amortization

In August 2023, the Group acquired the technology and intellectual property of the U.K.-based company, Additive Flow, which supplies solutions for 3D design simulation and optimization, for 1,760 thousand GBP ($2,235). The technology is amortized from the date it is available for use through cost of revenues over the estimated useful life of 7 years.

C.Impairment testing for cash-generating units containing goodwill

In 2022, for the purposes of goodwill impairment testing, goodwill acquired in a business combination was allocated to a group of cash-generating units, including those existing in the Group before the business combination, that were expected to benefit from the synergies of the combination. Therefore, the Group tested the goodwill acquired from the acquisition of GIS and Formatec Holding, at the Group’s level, since the goodwill cannot be allocated to individual cash-generating units. Moreover, the Group recognized technology assets that were acquired in business combinations, as corporate assets that do not generate separate cash inflows and are utilized by more than one cash-generating unit. Those technology assets could not be allocated reasonably and consistently to cash-generating units and therefore were allocated to the Group level.

The estimated recoverable amount of the cash generating units was based on the higher between the fair value less costs of disposal and the value-in-use of the Group. The value-in-use was determined by discounting the future cash flows to be generated from the continuing use of the Group, with the assistance of independent valuers. The carrying amount of the cash-generating units was determined to be higher than its recoverable amount and impairment loss of $40,523 was recognized in 2022. The impairment loss was allocated to goodwill, intangible assets and property plant and equipment.

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

The discount rate was estimated based on an industry average weighted average cost of capital, without debt leveraging, and was estimated to 21%. The discount rate was based on the risk-free rate for 2-year debentures issued by the government in the relevant market and adjusted for a risk premium to reflect the increased risk of investing in equities, a small stock premium and a company specific risk premium.

(2)	Revenues and revenues terminal growth rate

The Company’s estimated revenues were based on the Company’s budget, growth plans and available market information. Revenues annual growth rate was expected to gradually decrease from 35.8% in 2023 to 21.5% in 2027.

(3)	EBITDA margin

EBITDA margin was expected to gradually increase from a negative 153.8% in 2023, to negative 47.6% in 2027.

(4)	Tax expenses

Due to significant operating losses throughout the projection period, no tax expenses were recognized.

Note 9 – Subsidiaries

A.	Details in respect of subsidiaries

Presented hereunder is a list of the main Group’s subsidiaries:

	Principal location of the
Name of company	company’s activity	%
Nano Dimension Technologies Ltd.	Israel	100%
Nano Dimension USA Inc.	USA	100%
Nano Dimension (HK) Limited	Asia-Pacific	100%
Nano Dimension GmbH	Germany	100%
J.A.M.E.S GmbH	Germany	50%
Essemtec AG	Switzerland	100%
Nano Dimension Swiss GmbH	Switzerland	100%
Global Inkjet Systems Ltd.	UK	100%
Formatec Holding B.V.	Netherlands	100%

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

B.	Acquisition of subsidiaries

Business combinations during 2022

(1)	Acquisition of GIS

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

The Company will pay GIS’s selling shareholders the amount of GBP 1,000 thousand (as of January 4, 2022, approximately $1,349) on April 1, 2024. The deferred consideration for shareholders who represent approximately 39% of the selling shareholders was contingent on their continued employment. Therefore, this amount was not part of the business combination, but of the employee benefits as described in note 18. Regarding the amendment of the share purchase agreement in respect of deferred consideration, see below.

b)	Earn-out cash consideration – Contingent Consideration

The Company will pay GIS’s selling shareholders earn-out payments, depending on certain targets, in an aggregate amount of up to GBP 7,000 thousand (“GIS earn-out consideration”). One of the targets was based on EBITDA (“GIS EBITDA target”).

The earn-out consideration for shareholders who represent approximately 39% of the selling shareholders, was contingent on their continued employment. Therefore, this amount was not part of the business combination, but of the employee benefits as described in note 18.

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

According to the amendment, the Company paid during 2023 an amount of $5,544 in order to settle the unconditional liabilities mentioned above. The conditional liabilities were treated as employee benefits.

c)	Acquisition-related costs

The Group incurred acquisition-related costs of $1,094 of legal fees and due diligence costs. These costs have been included in other expenses.

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

Cash and cash equivalents	5,409
Inventories	3,396
Other current assets	1,199
Property and equipment	139
Technology	5,924
Customer relationships	548
Goodwill	14,580
Trade accounts payable	(12)
Other accounts payable and accrued expenses	(1,064)
Deferred tax	(583)
Total identifiable net assets acquired	29,536

Measurement of fair value

Below is information regarding the way the Group determined the fair value of assets and liabilities recognized as part of the business combination:

a)Intangible assets

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

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

b)	Inventories

The fair value of inventories is determined based on the estimated selling price in the ordinary course of business less estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

c)	Deferred revenues

The fair value of the deferred revenues is determined based on estimated costs to be incurred in order to fulfill the performance obligation that exists.

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

On July 7, 2022, the Group acquired 100% of the shares and voting interests in Formatec Holding. Formatec Holding is the owner of two Dutch companies: Admatec and Formatec. Admatec and Formatec operate in the field of 3D printing of non-electronic components from ceramic and metallic materials. Admatec is a manufacturer and marketer of these types of 3D printers and provides various services in this field of printing. Formatec develops and sells printers and materials and provides printing services to customers, both models and of final products (which may also be produced using traditional systems, and not necessarily using 3D printing).

Consideration transferred

The total consideration for the purchased Formatec Holding shares was paid in cash in the amount of approximately $13,611.

The Group incurred acquisition-related costs of $888 of legal fees and due diligence costs. These costs have been included in other expenses.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

Cash and cash equivalents	712
Trade and other receivables	691
Inventory	827
Property and equipment	480
Right-of-use assets	627
Deferred tax asset	857
Customer relationships	1,690
Intangible assets	3,237
Goodwill	7,470
Trade and other payables	(1,275)
Lease liability	(434)
Deferred tax liabilities	(1,271)
Total identifiable net assets acquired	13,611

Measurement of fair value

The fair value of the intangible assets (Customer relationships, Technology and Backlog) is determined using the multi-period excess earnings method, whereby the subject asset is valued by the discounted net cash flows expected to be generated by the intangible assets, after deducting a fair return on all other assets that are part of creating the related cash flows.

The aggregate cash flows derived from the Group as a result of the acquisition:

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

Note 10 – Other payables

	December 31,
	2023	2024
Accrued expenses and other	7,208	5,723
Contract liabilities	3,857	3,523
Employees and related liabilities	11,252	9,918
Government authorities	2,686	3,130
Current maturities in respect of government grants	262	167
	25,265	22,461

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 11 – Liability in respect of government grants

	December 31,
	2023	2024
Balance as of January 1	1,986	2,157
Payment of royalties	(298)	(180)
Revaluation of the liability	469	(967)
Balance as of December 31	2,157	1,010

Current maturities in respect of government grants	262	167
Non-current liability in respect of government grants	1,895	843

As of December 31, 2024, Nano Tech received grants from the Israeli Innovation Authority (“IIA”), to finance development projects in the aggregate amount of $3,843. In consideration, Nano Tech undertook to pay the IIA royalties at the rate of 3% of the future sales up to the amount of the grants received. The Group recognized a liability using a discount rate of 19%.

Note 12 – Equity

A.	The Company’s share capital (in thousands of ordinary shares)

	Ordinary shares
	2023	2024
Issued and paid-up share capital as of December 31	235,597	215,777
Authorized share capital	500,000	500,000

Share capital (in thousands of shares of NIS 5 par value per share)

	Ordinary shares
	2023	2024
Issued as of January 1	258,564	235,597
Repurchase of treasury shares	(32,016)	(26,043)
Exercise of warrants during the period	3,559	3
Exercise of share options and RSUs during the period	5,490	6,220
Issued and paid-in share capital as of December 31	235,597	215,777

B.	Treasury shares

As of December 31, 2024, the Company held 58,070,185 ordinary shares, constituting approximately 21.2% of its issued and paid-in share capital. The rights attached to the Company’s own shares that were acquired are suspended until their re-issuance.

In February 2023, the Company announced that it would put into action our previously announced share repurchase plan, or the $100 million Repurchase Plan, allowing it to invest up to $100 million to repurchase our ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The $100 million Repurchase Plan was approved by the Israeli court in in August 2022 for a period of up to 12 months and was later extended by an additional two months. The $100 million Repurchase Plan expired on October 12, 2023, with $4,160,138 remaining, and thereafter no longer eligible for repurchases under such plan. All repurchases made in 2023 were made pursuant to the $100 million Repurchase Plan.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

In August 2023, the Company’s board of directors authorized a repurchase plan, or the $200 million Repurchase Plan, allowing us to invest up to $200 million to repurchase ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The Israeli court approved the $200 million Repurchase Plan on October 17, 2023 for a twelve-month period. The $200 million Repurchase Plan expired on October 16, 2024, with $130,504,940 remaining, and thereafter no longer eligible for repurchases under such plan. All repurchases made in 2024 were made pursuant to the $200 million Repurchase Plan.

In January 2025, the Company’s board of directors authorized a repurchase plan, or the $150 million Repurchase Plan, allowing it to invest up to $150 million to repurchase ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors.

C.	Translation reserve from foreign operations

The movement in the foreign currency translation reserve is as follows:

	For the year ended December 31,
		2022	2023	2024

	Currency	Thousand USD
Net change in foreign currency translation reserve for:
GIS	GBP	(1,221)	205	6
Admatec-Formatec	EURO	302	85	(170)
Essemtec and Nano Swiss	CHF	114	1,910	(1,597)
Other		(19)	146	(124)
		(824)	2,346	(1,885)

D.	Rights Plan

In January 2024, the Company entered into a rights agreement, or the Rights Plan. The Rights Plan was designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over our Company. The Rights Plan expired on January 25, 2025.

Note 13 – Revenues

The Company has one operating segment, which generates revenue via industrial manufacturing solutions of multi-disciplinary technology - combining hardware, software, and materials science.

Revenues per product category:

	For the year ended December 31
	2022	2023	2024
Consumables	5,487	7,795	9,506
Support services	3,217	4,590	5,453
Sales of systems	34,929	43,929	42,816
Total revenue	43,633	56,314	57,775

Revenues per geographical locations:

	For the year ended December 31
	2022	2023	2024
Americas	14,309	22,340	21,010
APAC	4,361	2,947	3,393
EMEA	24,963	31,027	33,372

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Total revenue	43,633	56,314	57,775

Timing of revenue recognition:

	For the year ended December 31
	2022	2023	2024
Services transferred over time	3,217	4,590	5,453
Goods transferred at a point in time	40,416	51,724	52,322
Total revenue	43,633	56,314	57,775

The table below provides information regarding receivables and contract liabilities deriving from contracts with customers.

	For the year ended
	December 31
	2023	2024
Trade receivables	12,710	9,141
Contract liabilities	3,857	3,523

The contract liabilities primarily relate to the advance consideration received from customers for contracts giving yearly maintenance for the printer. The revenue is recognized in a straight-line basis over the contracts’ period.

Contract costs

Management expects that commissions paid to agents for obtaining contracts are recoverable. The Group applies the expedient included in IFRS 15.94 and recognizes incremental costs for obtaining the contract as an expense as incurred, where the amortization period of the asset it would have otherwise recognized is one year or less.

Note 14 – Cost of revenues

	For the year ended December 31
	2022	2023	2024
Raw materials, materials and consumables	15,915	18,696	20,315
Payroll and related expenses	7,180	9,586	9,045
Other	1,848	2,477	1,765
Total	24,943	30,759	31,125

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 15 – Further detail of profit or loss

	For the year ended December 31
	2022	2023	2024
A. Research and development expenses
Payroll	35,638	33,462	23,276
Share-based payment expenses	17,424	7,722	4,127
Materials for R&D use	6,881	6,584	1,853
Subcontractors	10,344	6,717	2,211
Patent registration	506	689	529
Depreciation	3,038	3,859	2,972
Rental fees and maintenance	642	1,081	785
Other	1,290	1,890	1,404
	75,763	62,004	37,157
B. Sales and marketing expenses
Payroll	20,057	19,075	15,584
Share-based payment expenses	8,616	2,490	1,142
Marketing and advertising	5,057	4,685	5,096
Rental fees and maintenance	392	319	245
Travel abroad	2,567	2,555	1,808
Depreciation	1,502	1,369	1,716
Other	642	1,214	1,360
	38,833	31,707	26,951

C. General and administrative expenses
Payroll	9,321	14,032	13,542
Share-based payment expenses	4,940	8,448	7,749
Professional services	(*) 8,109	29,122	11,109
Office expenses	2,704	1,613	1,293
Travel abroad	743	674	1,368
Depreciation	563	926	1,413
Rental fees and maintenance	286	515	533
Other	2,199	2,924	3,052
	28,865	58,254	40,059
D. Other expenses (income), net
Other income	—	(3,774)	(486)
Other expenses (**)	(*) 1,592	2,147	6,452
	1,592	(1,627)	5,966

E. Finance income
Revaluation of liability in respect of government grants	—	—	967
Exchange rate differences	—	1,568	—
Revaluation of financial liabilities	4,516	—	—
Revaluation of financial assets at fair value through profit and loss (***)	—	23,462	—
Bank interest	18,449	45,904	42,573
	22,965	70,934	43,540
F. Finance expenses
Exchange rate differences	16,135	—	705
Bank and other fees	148	245	95
Finance expenses in respect of lease liability	180	477	557
Revaluation of financial assets at fair value through profit and loss (***)	62,791	—	52,256
Revaluation of financial liabilities	—	461	32
Revaluation of liability in respect of government grants	217	469	—
	79,471	1,652	53,645

(*) Reclassified

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

(**) In 2024, expenses related to Desktop and Markforged transaction costs, see note 1(B)(2); In 2023, expenses related to the reorganization, see note 18(C); In 2022, expenses related to GIS and Formatec Holding transaction costs.

(***) See note 20(C)(2) regarding investment in securities measured at fair value through profit and loss.

Note 16 – Income Tax

A.	Corporate tax rate

The tax rate relevant to the Company in the years 2022 to 2024: 23%

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
C.	Description of the implications of the tax laws applicable to affiliated companies incorporated outside of Israel

The Group companies operating outside of Israel are subject to the tax laws applicable in the countries of residence and the activity of those companies. The tax rates applicable to material companies outside of Israel are:

Companies incorporated in Switzerland (varies from canton to canton) - tax rate of approximately 12% (the relevant canton).

Company incorporated in UK - tax rate of 19% until March 31, 2023 and 25% from April 1, 2023, onward.

Companies incorporated in Netherlands - tax rate of 19% for taxable income up to Euro 200 thousand and tax rate of approximately 25% for taxable income above Euro 200 thousand.

Companies incorporated in U.S. – Federal tax rate of 21%.

Companies incorporated in Germany – Corporate tax rate of 15.8%.

D.	Composition of income tax expenses (income)

	Year ended December 31
	2022	2023	2024
Current tax expenses	845	73	397
Deferred tax income	(581)	(11)	—
Income tax expenses	264	62	397

E.	Deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

The movement in deferred tax assets and liabilities is attributable to the following items:

				Total
	Intangible			deferred
	assets and	Employee		tax asset
	inventories	benefits	Other	(liability)
Balance of deferred tax asset (liability) as of January 1, 2023	(33)	148	—	115
Changes recognized in profit or loss	33	(22)	—	11
Changes recognized in other comprehensive income	—	(126)	(75)	(201)
Balance of deferred tax liability as of December 31, 2023	—	—	(75)	(75)

				Total
	Intangible			deferred
	assets and	Employee		tax asset
	inventories	benefits	Other	(liability)
Balance of deferred tax liability as of January 1, 2024	—	—	(75)	(75)
Changes recognized in other comprehensive income	—	—	75	75
Balance of net deferred tax asset (liability) as of December 31, 2024	—	—	—	—

F.	Theoretical tax

The main reconciliation between the theoretical tax on the pre-tax profit and the tax expense derives from temporary differences and tax losses for which deferred taxes are not created.

G.	Tax assessments

The Israeli entities have final tax assessments until and including the 2019 tax year.

H.	Accumulated losses for tax purposes and other deductible temporary differences

As of December 31, 2024, the Group has a net operating loss for tax purposes of approximately $411,665, most of which originated in the Israeli companies. The Group also has capital loss for tax purposes of approximately $87,573.

As of December 31, 2024, the Group has deductible temporary differences in the amount of approximately $6,975, mainly relating to share-based payment expenses, revaluation of financial assets and liabilities and research and development expenses which are deductible over a period of three years for tax purposes.

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

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 17 – Loss per share

A.Basic loss per share

The calculation of basic loss per share as of December 31, 2024 was based on the loss attributable to the owners of the company divided by a weighted average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31
	2022	2023	2024
Weighted average number of ordinary shares (thousands of shares)	257,794	248,019	218,311
Loss attributable to the owners of the Company (thousands USD)	227,423	54,550	95,894

Weighted average number of ordinary shares:

	Year ended December 31
	2022	2023	2024
	Thousands	Thousands	Thousands
	of shares	of shares	of shares
	of NIS 5.0	of NIS 5.0	of NIS 5.0
	par value	par value	par value
Balance as of January 1	257,376	258,564	235,597
Effect of share options exercised	418	687	595
Effect of warrants exercised	—	2,307	2
Effect of shares issued during the year	—	1,893	3,063
Repurchase of treasury shares	—	(15,432)	(20,946)
Weighted average number of ordinary shares used to calculate basic loss per share as of December 31	257,794	248,019	218,311

B.Diluted loss per share

The calculation of diluted loss per share as of December 31, 2024 was based on loss attributable to the owners of the company divided by a weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Loss attributable to owners of the company (diluted)

	Year ended December 31
	2022	2023	2024
Loss used to calculate basic loss per share	227,423	54,550	95,894
Changes in fair value of warrants classified as liabilities	227	7	56
Loss attributable to ordinary shareholders	227,650	54,557	95,950

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Weighted average number of ordinary shares (diluted)

	Year ended December 31
	2022	2023	2024
	Thousands	Thousands	Thousands
	of shares	of shares	of shares
	of NIS 5.0	of NIS 5.0	of NIS 5.0
	par value	par value	par value
Weighted average number of ordinary shares used to calculate loss per share	257,794	248,019	218,311
Effect of warrants issued	96	96	64
Weighted average number of ordinary shares used to calculate diluted loss per share as of December 31	257,890	248,115	218,375

As of December 31, 2024, 48,708,661 options, warrants and RSUs (in 2023: 53,651,683 and 2022: 63,478,648) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

Note 18 – Employee Benefits

Employee benefits include post-employment benefits, short-term benefits, termination benefits, and share-based payments.

With regards to share-based payments, see Note 19.

With regards to benefits to key management employees, see Note 23.

A.	Composition of employee benefits:

	December 31,	December 31,
	2023	2024
Presented under current liabilities – other payables:
Short-term employee benefits	11,252	9,918
Total	11,252	9,918

Presented under non-current liabilities – employee benefits:
Long-term employee benefits	289	—
Recognized liability for defined benefit plan, net	2,484	4,700
Total	2,773	4,700

Following note 9(B)(1), the amounts detailed above include 39% of the deferred and contingent consideration arises from acquisition of GIS, for selling shareholders that require continued employment in order to be entitled to this consideration, in the amount of $453 (2023 - $344) and $0 (2023 - $289) in short-term and long-term, respectively.

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

The standard retirement age is 65 for women and men. Employees are entitled to early retirement with a reduced old-age pension. The amount of the old-age pension is the result of multiplying the individual retirement savings account at the time of retirement by a conversion rate set out in the pension-fund rules. The retirement benefits can also be paid out in the form of a capital payment either in full or in part. The amount of disability pensions is determined as a percentage of the insured salary and is independent of the number of years of service.

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

As of December 31, 2024, plan assets were comprised of qualifying insurance policies of $17,908 (December 31, 2023: $17,109).

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

2.	Movement in net defined benefit liabilities (assets) and in their components

	Defined benefit				Net defined benefit
	obligation		Fair value of plan assets		liability (asset)
	2023	2024	2023	2024	2023	2024
Balance as of January 1	14,101	19,593	(12,913)	(17,109)	1,188	2,484
Included in profit or loss
Current service cost	459	607	—	—	459	607
Past service cost	(385)	(223)	—	—	(385)	(223)
Interest cost (income)	341	356	(312)	(310)	29	46
Administrative cost	24	30	—	—	24	30
Effect of movements in exchange rates	1,404	(1,399)	(1,286)	1,222	118	(177)
Included in other comprehensive income
Actuarial loss arising from financial assumptions	1,284	2,356	—	—	1,284	2,356
Actuarial loss arising from other assumptions	—	930	—	—	—	930
Return on plan assets excluding interest income	—	—	361	(523)	361	(523)
Effect of movements in exchange rates	260	(127)	(185)	53	75	(74)
Other movements
Contributions paid by the employer	—	—	(669)	(756)	(669)	(756)
Contributions paid by the employees and plan participants	3,207	1,780	(3,207)	(1,780)	—	—
Benefits paid	(1,102)	(1,295)	1,102	1,295	—	—
Balance as of December 31	19,593	22,608	(17,109)	(17,908)	2,484	4,700

3.	The defined benefit liability is attributed to the plans’ participants as follows:

-Active members: 94% (2023: 95%)

-Pensioners: 6% (2023: 5%)

4.	Actuarial assumptions and sensitivity analysis

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

5.	Actuarial assumptions and sensitivity analysis

	2023	2024
	%	%
Discount rate as of December 31	1.9	0.85
Future salary growth	1.9	1
Interest rate on the savings account	1.9	1.25
Price inflation	1.9	1
Social security increase	1.9	1
Future pension growth	0	0

Assumptions regarding future mortality are based on published statistics and mortality tables (BVG 2020 generational).

The calculation of the defined benefit obligation is sensitive to the mortality assumptions in accepted mortality tables. As a result, an increase of one year in average life would cause an increase in the defined benefit obligation of $317 as of December 31, 2024.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	December 31,
	0.5 percentage		0.5 percentage
	point increase		point decrease
	2023	2024	2023	2024
Future salary growth	79	113	(78)	(113)
Discount rate	(1,273)	(1,605)	1,431	1,831

6.	Effect of the plan on the Group’s future cash flows

The Group expects $736 in contributions to be paid to the funded defined benefit plan in 2025.

As of December 31, 2024, the weighted-average duration of the defined benefit obligation was 15.2 years (2023: 13.9 years).

C.	Termination liability

In 2023 the Company’s board of directors approved, as part of a reorganization plan in several departments of the Company, an employment termination of Company employees worldwide, with preferable terms.

In 2023, an expense related to payroll compensation due to this plan, in the amount of $2,147, was recognized in other expenses. The remaining termination liability in the amount of $1,488 was paid in 2024.

Note 19 – Share-based payment

A.	During 2022, the Company granted to employees, officers, directors and consultants 13,840,000 non-tradable share options and RSUs, which are exercisable into 13,840,000 ordinary shares. The share options and the RSUs vest over a period of three years to four years. The share options will be exercisable until the earlier of (a) the four year anniversary of the vesting date of such options, and (b) 90 days from the end of employment date, in consideration for an exercise price ranging between $2.52 to $3.79 for each share option. Some of the share options include a cashless exercise mechanism.

During 2022, the Company re-priced the share options granted to a small group of certain employees, directors and senior management, after receiving approval to do so from the Israeli tax authorities. In accordance with the repricing, every two old share options were converted into one RSU, without an exercise price. The vesting period of the new RSUs will be 4 years. As a result of this modification, there was an increase in the fair value of the equity instruments granted, measured immediately before and after the modification. Hence, the Company measured the incremental fair value granted, and recognized it over the period from the modification date until the date when the modified equity instruments vest.

During 2023, the Company granted to employees, officers, directors and consultants 6,108,000 non-tradable share options and RSUs, which are exercisable into 6,108,000 ordinary shares. The share options and the RSUs vest over a period of two to four years. The share options will be exercisable until the earlier of (a) the four year anniversary of the vesting date of such options, and (b) 90 days from the end of employment date in consideration for an exercise price of $3.05 for each share option. The share options include a cashless exercise mechanism. In addition, the Company changed the vesting terms of options to purchase 1,000,000 ADSs granted to an officer of the Company.

During 2024, the Company granted employees, officers, directors and consultants 5,817,136 non-tradable RSUs, which are exercisable into 5,817,136 ordinary shares. The RSUs vest over a period of three to four years.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

B.	On April 22, 2021, the Group acquired 100% of the shares and voting interests in DeepCube. After the acquisition, one of DeepCube’s founders continued to work at DeepCube, in the role of Chief Technology Officer. In accordance with the terms of the acquisition agreement, 892,465 ordinary shares of the Company will be issued to this founder, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founder. Hence these shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at $7,756, and were recognized as post-acquisition compensation cost.

During 2022-2024, the Company chose to settle the share price protection mechanism in cash, and therefore the cash paid in the amount of 2024: $363 (2023: $522, 2022: $489) was treated as repurchase of equity awards that was reduced from equity.

In addition, as part of the acquisition agreement, the Group exchanged equity-settled share-based payment awards held by employees of DeepCube (the acquiree’s awards) for 299,455 RSUs of the Company (the replacement awards). The acquiree’s awards were granted during the years 2018 to 2021 and were generally subject to a 4year vesting schedule. The replacement awards were granted on the acquisition date and are subject to a 3-year vesting schedule.

C.	On April 26, 2021, the Group acquired 100% of the shares and voting interests in NanoFabrica. In accordance with the terms of the acquisition agreement, 1,178,008 ordinary shares of the Company will be issued to NanoFabrica’s founders, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founders. Hence these shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at $10,941, and were recognized as post-acquisition compensation cost.

During 2022 and 2023, the Company chose to settle the share price protection mechanism in cash, and therefore the cash paid in the amount of 2023: $3,937 (2022: $516) was treated as repurchase of equity awards that was reduced from equity. In addition, as part of the acquisition agreement, the Group exchanged equity-settled share-based payment awards held by employees of NanoFabrica (the acquiree’s awards) for $76,928 RSUs of the Company (the replacement awards). The acquiree’s awards were granted during the years 2017 to 2020 and were generally subject to a 4 year vesting schedule. The replacement awards were granted on the acquisition date and are subject to a 3 year vesting schedule.

D.	The fair value of share options is measured using the Black-Scholes-Merton formula, Binomial pricing model or Monte Carlo simulations. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average volatility of the Company’s shares, over the expected term of the options), expected term of the options (based on general option holder behavior and expected share price), expected dividends, and the risk-free interest rate (based on government debentures).

There were no stock options awards during 2024.

The following is the range of fair value of the RSUs granted during the years 2022-2024:

(in U.S dollars)	2022	2023	2024
Range of fair value of the RSUs granted during the year	2.47-3.82	2.39-2.86	2.05-2.83

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

E.	The number of share options, warrants and RSUs granted to employees, consultants and directors are as follows:

	2023	2024
	Warrants Share options	Warrants Share options
	and RSU’s	and RSU’s
Outstanding of January 1	62,162,638	52,335,673
Granted during the year	6,108,000	5,817,136
Exercised and vested during the year	(11,817,807)	(6,562,479)
Forfeited or expired during the year	(4,117,158)	(3,255,474)
Outstanding of December 31	52,335,673	48,334,856
Exercisable as of December 31	30,650,839	36,238,887

F.	The share-based payments expenses in 2024 were $13,883 (2023: $20,101, 2022: $32,563).

Note 20 – Financial instruments

A.	Risk management policy

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

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

The following is the classification and linkage terms of the financial instruments of the Group:

	NIS	USD	Other	Total
December 31, 2024
Cash	13,035	297,577	6,557	317,169
Bank deposits	91,069	349,721	—	440,790
Restricted deposits	428	389	488	1,305
Trade receivables (net)	56	4,449	4,636	9,141
Other receivables	882	341	2,165	3,388
Investment in securities	—	86,190	—	86,190
	105,470	738,667	13,846	857,983
Financial liabilities at amortized cost	(8,188)	(9,657)	(7,196)	(25,041)
Total net financial assets	97,282	729,010	6,650	832,942

December 31, 2023
Cash	24,537	278,993	6,041	309,571
Bank deposits	110,881	431,086	—	541,967
Restricted deposits	555	386	—	941
Trade receivables (net)	67	8,193	4,450	12,710
Other receivables	5,126	2,935	1,452	9,513
Investment in securities	—	138,446	—	138,446
	141,166	860,039	11,943	1,013,148
Financial liabilities at amortized cost	(9,415)	(10,019)	(11,161)	(30,595)
Total net financial assets	131,751	850,020	782	982,553

The following is a sensitivity analysis of changes to profit (loss) and equity in the exchange rate of the NIS as of December 31:

	2023	2024
Increase at a rate of 5%	6,588	4,864
Increase at a rate of 10%	13,175	9,728
Decrease at a rate of 5%	(6,588)	(4,864)
Decrease at a rate of 10%	(13,175)	(9,728)

(2)	Share price risk

During 2022, the Group acquired shares of Stratasys Ltd. (“Stratasys”), a technology company traded on the Nasdaq Stock Exchange and engaged in the 3D printing solutions area, for an amount of $177,775. As of December 31, 2024, the Company owns 9,695,115 of Stratasys’ ordinary shares, with a value of approximately $86,190 (2023: $138,446) which constitute, as of December 31, 2024, approximately 13.52% (2023: 14.02%) of Stratasys’ ordinary shares. Therefore, a revaluation loss was recorded in the amount of $52,256 (2023: gain of $23,462). A change of 1% in Stratasys’ share price would have impact our profit or loss by the amount of $862 (2023: $1,384).

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

On December 21, 2023, Stratasys’ board of directors approved a new poison pill mechanism, which is substantially a duplication of the previous poison pill, with some minor changes (the “Revised Poison Pill”). The Revised Poison Pill was initially valid for one year, until December 2024, and thereafter was extended by Stratasys’ board of directors for an additional one year period, ending December 19, 2025.

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

December 31, 2024

	Level 1	Level 2	Total
Financial assets:
Traded shares	86,190	—	86,190
Total assets:	86,190	—	86,190
Financial liabilities:
Total liabilities	—	—	—

December 31, 2023

	Level 1	Level 2	Total
Financial assets:
Traded shares	138,446	—	138,446
Total assets:	138,446	—	138,446
Financial liabilities:
Liability in respect of warrants	—	56	56
Total liabilities	—	56	56
Presented under current liabilities	—	56	56

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

E.	Liquidity risk

The table below presents the repayment dates of the Group’s financial liabilities based on the contractual terms in undiscounted amounts:

		More than
	First year	a year	Total
December 31, 2024
Trade payables	4,249	—	4,249
Other payables	8,242	—	8,242
Lease liabilities	3,968	6,547	10,515
Bank loan	138	276	414
Liability in respect of government grants	167	843	1,010
	16,764	7,666	24,430
December 31, 2023
Trade payables	4,696	—	4,696
Other payables	9,838	—	9,838
Financial derivatives and deferred consideration	56	—	56
Lease liabilities	4,473	8,742	13,215
Bank loan	38	595	633
Liability in respect of government grants	262	1,895	2,157
	19,363	11,232	30,595

Note 21 – Leases

A.	Information regarding material lease agreements
a.	The Group leases vehicles for approximately three-year periods from several different leasing companies and from time to time changes the number of leased vehicles according to its current needs. The leased vehicles are identified by means of license numbers and the vehicle’s registration, with the leasing companies not being able to switch vehicles, other than in cases of deficiencies. The leased vehicles are used by the Group’s quarters staff in Israel, marketing and salespersons and other employees whose employment agreements include an obligation of the Group to put a vehicle at their disposal. The Group accounted for the arrangement between it and the leasing companies as a lease arrangement in the scope of IFRS 16, “Leases” and for the arrangement between it and its employees as an arrangement in the scope of IAS 19, “Employee Benefits”. The agreements with the leasing companies do not contain extension and/or termination options that the Group is reasonably certain to exercise.

A lease liability and right-of-use asset in the amount of $306 have been recognized in the statement of financial position as of December 31, 2024, in respect of leases of vehicles.

b.	The Group leases offices in Ness-Ziona, Israel, for a contractual period of up to five years under a few different contracts for different floors used for offices, labs and manufacturing facilities. The contractual periods of the aforesaid lease agreements end in August 2024, November 2026 and July 2027. In September 2024 the group extended its lease offices in Ness-Ziona by an additional two years until September 2026, recognizing additional $596 right-of-use asset. The Group also leases office in Tel Aviv, Israel, for a contractual period of five years, which ends in March 2027, offices in Waltham, Massachusetts, U.S., for a contractual period of seven years, which ends in February 2029, in Munich, Germany for a contractual period of five years, which ends in December 2027, and in Alkmaar and Goirle, Netherlands, for a contractual period of five and seven years which end in April 2028 and April 2029 respectively. In December 2023, the Group extended its offices lease in Goirle, Netherlands until March 2029, recognizing an additional $613 right-of-use asset.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

The lease payments in some of the Group’s leases in Israel and Germany are linked to the local consumer price indexes known on the lease’s date of inception. A revaluation of the lease payments was recognized as a right-of-use asset. The asset was adjusted by the amount of $160 in 2024.

The Group has the option to extend some of its lease agreements. In measuring the lease liability and the right-of-use asset, the Group did not take into account those options since under the current management those options are not reasonably certain to be exercised.

B.	Right-of-use assets:

	Buildings	Vehicles	Total
Balance as of January 1, 2023	16,201	338	16,539
Depreciation	(4,316)	(256)	(4,572)
Disposals	(293)	(46)	(339)
Additions	613	316	929
Remeasurement	(536)	—	(536)
Effect of changes in exchange rates	44	7	51
Balance as of December 31, 2023	11,713	359	12,072
Depreciation	(3,803)	(230)	(4,033)
Disposals	—	(96)	(96)
Additions	969	306	1,275
Remeasurement	159	1	160
Effect of changes in exchange rates	(60)	(11)	(71)
Balance as of December 31, 2024	8,978	329	9,307

C.	Lease liabilities

Maturity analysis of the Group’s lease liabilities:

	December 31,	December 31,
	2023	2024
Maturity analysis of the Group’s lease liabilities:
Less than one year	4,473	3,968
One to five years	8,520	6,547
Above 5 years	222	—
Total	13,215	10,515

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

D.	Amounts recognized in profit or loss

	2022	2023	2024
Interest expenses on lease liability	180	477	557
Expenses relating to leases	3,723	4,911	4,129
	3,903	5,388	4,686

During the years ended December 31, 2024 and 2023, the Company paid a total of $4,524 and $4,823, respectively, for lease payments.

Note 22 - Contingent liabilities

On February 12, 2023, Murchinson Ltd., BPY Limited, Nomis Bay Ltd., Boothbay Absolute Return Strategies, LP. and Boothbay Diversified Alpha Master Fund, LP., (collectively “Murchinson”) filed a statement of claim in the Central District Court in Israel (the “Court”), alleging that certain shares of the Company, registered under Form S8, filed with the SEC on January 27, 2023, were allocated unlawfully and in bad faith, resulting in the deprivation of shareholders’ rights. The Company filed a statement of defense and certain discovery affidavits were exchanged between the parties. On April 28, 2025, the parties filed a joint motion for withdrawal of the claim, which was approved by the Court on April 29, 2025.

On February 27, 2023, the Company filed a statement of claim in the Central District Court in Israel, alleging that Murchinson had no right, pursuant to Israeli law, to convene a special meeting of shareholders because they were not shareholders of the Company (but rather ADS holders). Murchinson filed a statement of defense and certain discovery affidavits were exchanged between the parties. Following a pre-trial hearing on June 18, 2023, the Court ordered that the matter will be stayed until the Court rules on the claim that Murchinson filed on March 26, 2023 (as detailed below). On November 21, 2024, the Court ruled in favor of Murchinson in the statement of claim that Murchinson filed on March 26, 2023. On April 28, 2025, the parties filed a joint motion for withdrawal of the claim, which was approved by the Court on April 29, 2025.

On March 26, 2023, Murchinson filed a statement of claim, along with a motion for temporary injunctive relief, in the Central District Court in Israel, alleging that Murchinson had the right, pursuant to Israeli law, to convene a special meeting of shareholders on March 20, 2023, and that the resolutions approved in that special general meeting were legal and binding. On November 21, 2024, the Court issued its ruling on the claim. The Court accepted Murchinson’s claim that as ADR holders of the Company, Murchinson were within their rights to convene the special meeting of shareholders on March 20, 2023, and therefore the special meeting of shareholders was legal and binding. Consequently, the Court ruled that the resolutions adopted at the special meeting of shareholders on March 20, 2023 were valid and binding. The Court also ordered the Company to pay Murchinson 200,000 NIS in legal fees. On January 20, 2025, the Court’s ruling became final (considering that the Company did not file an appeal until that date). On December 11, 2024, Murchinson sent a demand letter in which it demanded that the Company reimburse their costs related to the special meeting of shareholders on March 20, 2023, including litigation costs, pursuant to section 64(b) of the Companies Law. Murchinson did not commence a legal proceeding in connection with this demand letter. At this stage, the Company cannot estimate the chances of the demand to be accepted.

On August 31, 2023, Murchinson filed a statement of claim in the Central District Court in Israel, against the Company and Mr. Yoav Stern, alleging that the Company wrongfully counted certain proxy cards during the Company’s annual general meeting of shareholders held on September 7, 2023 and that as a result certain members of the board were removed and replaced by Murchinson’s nominees and other members of the board were removed entirely. The Company filed a counterstatement of claim on January 18, 2024, and its statement of defense on January 21, 2024. On September 23, October 27 and November 25, 2024, hearings were held. On April 23, 2025, the Company filed a motion to schedule a hearing regarding the need (or lack thereof) to adjudicate the claim and counterclaim, alleging that this matter had become moot due to changes in the Company’s board of directors that took place in the recent months. Murchinson filed its response to the motion and the response on April 29, 2025.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

On March 27, 2023, the Company filed a complaint in the United States District Court for the Southern District of New York, alleging that EOM Management LTD, Nomis Bay Ltd., and BPY Ltd. (together in this paragraph, “Murchinson”), Anson Advisors Inc., Anson Funds Management LP, and Anson Management GP LLC (together, “Anson”), and Boothbay Fund Management, LLC, Boothbay Absolute Return Strategies LP and Boothbay Diversified Alpha Master Fund, LP (together, “Boothbay”) improperly engaged in coordinated efforts to acquire a large stake in the Company and interfered with its business operations, in violation of U.S. securities laws and New York law. The complaint also alleged that the defendants’ conduct violated Section 13(d) of the Exchange Act and constituted breach of contract, tortious interference with prospective business relationships, and unjust enrichment. On May 2, 2023 and June 23, 2023, Murchinson and Anson filed amended disclosures with the SEC. On July 10, 2023, the United States District Court dismissed the Company’s federal securities claims against Murchinson, Anson, and Boothbay and declined to exercise supplemental jurisdiction concerning the Company’s state law claims, dismissing them without prejudice. On August 9, 2023, the Company appealed the District Court’s decision to dismiss the Company’s claims arising under Section 13(d) of the Exchange Act. On May 20, 2024, the United States Court of Appeals for the Second Circuit affirmed the District Court’s decision.

On July 14, 2023, the Company filed a complaint in the Supreme Court of the State of New York, alleging that Murchinson and Anson breached multiple provisions of the contract that governs their holdings of ADS certificates of the Company. On August 3, 2023, the Supreme Court of the State of New York denied the Company’s motion for a preliminary injunction and temporarily stayed the Company’s claim until the Central District Court in Israel issued a ruling regarding Murchinson’s right, pursuant to Israeli law, to convene a special meeting of shareholders on March 20, 2023. The stay remains in place and the parties are due to provide the Court with the next status update on May 23, 2025.

On May 1, 2023, Murchinson filed a complaint in the United States District Court for the Southern District of New York, alleging that the Company and its directors violated New York Civil Rights Law §§ 70a and 76a when they initiated the above-referenced litigation in the United States District Court for the Southern District of New York. On August 9, 2023, the Company filed a motion to dismiss the complaint in its entirety. On April 24, 2025, the motion to dismiss hearing was held before Judge Rochon. Decision is pending.

On July 20, 2023, Mr. Kfir Sapir, an ADR holder of the Company, filed a motion, in the Tel Aviv District Court in Israel, to certify a derivative action against the Company and its directors, in which he claimed that the directors breached their fiduciary duties in connection with the takeover bid the Company made in 2023 to acquire shares of Stratasys Ltd. The Company and the directors filed responses to the motion to certify a derivative action and a pre-trial hearing is scheduled for June 11, 2025.

On December 7, 2022, Mr. Kfir Sapir, an ADR holder of the Company, filed a discovery motion, in advance of a motion to certify a derivative action against the Company and its directors, in the Tel Aviv District Court in Israel, in which he requested the discovery of certain documents relating to the Company’s acquisition of DeepCube Ltd. (“DeepCube”). On October 19, 2023, following a response filed by the Company and based on Mr. Sapir’s statement that he intended to file a motion to certify a derivative action, the Court dismissed the discovery motion without prejudice. On September 5, 2023, Mr. Sapir filed a motion, in the Tel Aviv District Court in Israel, to certify a derivative action against the Company and its directors, alleging that the Company’s acquisition of DeepCube was unreasonable and that the directors breached their fiduciary duties by approving the acquisition of DeepCube. The Company and the directors filed responses to the motion to certify a derivative action and a pre-trial hearing is scheduled for June 11, 2025.

On March 18, 2024, the Company filed a statement of claim, along with a motion for temporary injunctive relief, against Murchinson and Mr. Moshe Sarfati (“Sarfati”), a senior analyst at Murchinson, in the Central District Court in Israel, alleging that Murchinson and Sarfati breached their duty of good faith towards the Company and committed tortious interference with prospective business relationships by contacting senior officers at certain third-party companies with whom the Company had business discussions. Murchinson and Sarfati filed a response, and later, following the Court’s recommendation, the parties filed summary briefs. On April 28, 2025, the parties filed a joint motion for withdrawal of the claim, which was approved by the Court on April 29, 2025.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 23 – Transactions and balances with related parties

Balances with related parties

	December 31,
	2023	2024
Employee benefits liabilities	1,474	1,274

A.	Shareholders and other related parties’ benefits

	Year ended on December 31,
	2022	2023	2024
Salaries and related expenses- related parties employed by the Group (*)	10,185	11,818	7,522
Number of related parties	8	8	6
Compensation for directors not employed by the Group	374	408	42
Number of directors	7	8	12

(*)The figures include share-based payment expenses of $5,172 (2023: $6,692, 2022: $7,333)

B.	On April 22, 2021, the Company acquired 100% of the shares and voting interests in DeepCube. The founders of DeepCube are Mr. Eli David and Mr. Yaron Eitan (through his holding in Anaknu LLC (“Anaknu”), of which he is one of the shareholders). Mr. Eli David and Mr. Yaron Eitan were directors of DeepCube. Mr. Eli David also continued to work at DeepCube after the acquisition, in the role of Chief Technology Officer. In February 2025, Eli David’s contract was terminated.

For the sale of their holdings in the company, the founders received the following consideration (Mr. Eli David and Anaknu in aggregate):

1.	Cash payments - $19,420.
2.	Payment in equity instruments to Anaknu 1,339 thousand ordinary shares with a fair value of $11,682. Those shares were entitled to a share price protection mechanism for a period of 12 months. In April 2022 an amount of $3,661 was paid with regards to this price protection mechanism.
3.	Post-acquisition compensation cost 892 thousand ordinary shares, with a share price protection mechanism for a period of 12 to 36 months, subject to conditions related to the continued employment of Mr. Eli David. These shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at the transaction date at $7,756.

For the year ended December 31, 2024, $365 (2023: $1,190, 2022: $3,286) of share-based compensation was recognized as share-based payment expenses.

C.	During 2022, the Company granted 285,000 RSUs to directors and 1,770,000 RSUs to officers of the company. In addition, the Company granted options to purchase 400,000 ADSs to an officer of the Company at an exercise price of $3.79 per ADS and replaced options to purchase 3,241,737 ADSs granted before to certain officers and directors of the Company with 1,620,869 RSUs.
D.	During 2023, the Company granted 270,000 RSUs to directors and 1,700,000 RSUs to officers of the company. In addition, the Company changed the vesting terms of options to purchase 1,000,000 ADSs granted to an officer of the Company.
E.	In 2023, Mr. Yoav Stern exercised 4,816,282 warrants into 3,559,073 shares.
F.	During 2024, the Company granted 266,000 RSUs to directors and 1,500,000 RSUs to an officer of the company.

For additional information regarding share-based payments transactions with officers and directors see note 19.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 24 – Events after the reporting date

A.	After the reporting period, the Company granted 3,500,000 RSUs to employees, officers and directors of the Company. The RSUs represent the right to receive ordinary shares at a future time and vest over a period of three to four years.
B.	On April 2, 2025, the Company consummated the merger with Desktop Metal and acquired 100% of its shares for an aggregate consideration of approximately $179.3 million, or $5.295 per share in cash. The transaction will be accounted for as a business combination, and the assets acquired and liabilities assumed from Desktop Metal will be recorded at fair value as of the acquisition date.

On April 25, 2025, the Company consummated the merger with Markforged and acquired 100% of its shares for an aggregate consideration of approximately $116.4 million, or $5.00 per share in cash. The transaction will be accounted for as a business combination, and the assets acquired and liabilities assumed from MarkForged will be recorded at fair value as of the acquisition date.

The Company expects that both acquisitions will help accelerate the growth its business. Given the proximity between the transactions closing dates and the Company’s Annual Report on Form 20-F, the preliminary purchase price allocation has not yet been completed. Management expects to complete the purchase price allocation by the end of 2025 and that the main assets will include accounts receivables, inventories, property and equipment, customer relationship, technology and goodwill.

C.	After the reporting period, the Company has entered into separation agreements with the following members of senior management: Tomer Pinchas (former CFO and COO ), Nick Geddes (former Senior CTO) and Zivi Nedivi (former President).
D.	After the reporting period, the Company implemented a complete cost reduction program for the DeepCube product line.